3/17

06011739

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Connacher Oil and Gas Limited

*CURRENT ADDRESS Suite 2600
530 - 8th Avenue SW
Calgary, Alberta
Canada T2P 3S8

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

FILE NO. 82- 34954 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☒ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 3/17/06

# TABLE OF CONTENTS

41. Ontario Securities Commission Form 13-502F1 Annual Participation Fee for Reporting Issuers in the Province of Ontario
42. Notice regarding Annual Information Form Filing

**Proxy Materials**

43. Notice of Meeting and Record Date for Annual and Special Meeting of Shareholders
44. Notice of Meeting of Shareholders for Annual and Special Meeting of Shareholders
45. Management Information Circular for Annual and Special Meeting of Shareholders
46. Form of Proxy for Meeting of Shareholders
47. Supplemental Mailing List Return Cards
48. Report of Voting Results

**Interim Filings**

49. Interim Report for the Three Months Ended March 30, 2005, including Interim Financial Statements and Management's Discussion and Analysis
50. Form 52-109FT2 - Certification of Interim Filings - CEO
51. Form 52-109FT2 - Certification of Interim Filings - CFO
52. Interim Report for the Six Months Ended June 30, 2005, including Interim Financial Statements and Management's Discussion and Analysis
53. Form 52-109FT2 - Certification of Interim Filings - CEO
54. Form 52-109FT2 - Certification of Interim Filings - CFO
55. Interim Report for the Nine Months Ended September 30, 2005, including Interim Financial Statements and Management's Discussion and Analysis
56. Form 52-109FT2 - Certification of Interim Filings - CEO
57. Form 52-109FT2 - Certification of Interim Filings - CFO

**Material Change Reports**

58. Material Change Report dated August 10, 2005
59. Material Change Report dated September 7, 2005
60. Material Change Report dated December 21, 2005
61. Material Change Report dated February 10, 2006
62. Material Change Report dated February 23, 2006

**Miscellaneous**

63. Security holder documents - Constating Documents
64. Security holder documents - By-laws
65. Final Short Form Prospectus dated August 26, 2005
66. Consent Letter of Macleod Dixon LLP, Legal Counsel to Connacher
67. Consent of Burnet Duckworth & Palmer LLP, Legal Counsel to the Underwriters
68. Consent of DeGolyer & MacNaughton Canada Limited
69. Consent of Gilbert Laustsen Jung Associates Ltd.
70. Consent of Deloitte & Touche LLP, Auditors to the Corporation
71. Underwriting Agreement dated August 19, 2005
72. Final Short Form Prospectus dated November 25, 2005
73. Consent of Macleod Dixon LLP, Legal Counsel to Connacher
74. Consent of Burnet Duckworth & Palmer LLP, Legal Counsel to the

Underwriters

75. Consent of DeGolyer MacNaughton Canada Limited
76. Consent of Gilbert Lausten Jung Associates Ltd.
77. Consent of Deloitte & Touche LLP
78. Underwriting Agreement dated November 17, 2005
79. Letter Agreement dated December 12, 2005
80. Arrangement Agreement dated February 10, 2006

# CONNACHER
OIL AND GAS LIMITED



January 18, 2005

Calgary, Alberta

**PRESS RELEASE**

**CONNACHER UPDATES 2005 ACTIVITY**

Calgary, Alberta - Connacher Oil and Gas Limited (**CLL** – TSX) announced today it has now completed drilling the first three of 19 planned core holes at its Great Divide oil sands project, situated approximately 80 kilometers southwest of Fort McMurray, Alberta.

These three core holes are part of a planned twelve well program on what Connacher has labeled Pod One, a Middle McMurray oil-bearing channel located on a portion of the company's 101 section (64,640 acre) land holding in the region. Previously, in early 2004, Connacher drilled 11 delineation core holes on this channel. Subsequently, in October, 2004 DeGolyer & MacNaughton Canada Limited, an independent engineering consultant, assigned 52.8 million barrels of possible recoverable reserves to this channel, using NI 51-101 parameters, but obviously before considering the results of the company's current drilling program.

The 2005 program on Pod One was designed to provide additional information about the geometry and size of the channel to support Connacher's planned application to develop this accumulation into a production project using SAGD technology. Based on preliminary results from these first three wells, including a review of well logs, Connacher is encouraged the accumulation may be larger than previously mapped, but no additional reserve estimates or calculations have been undertaken and an analysis of the actual cores remains to be completed.

Connacher expects the remaining nine wells on Pod One will be completed by April 2005 and data will be integrated with information presently in the company's possession. Engineering design, simulation and environmental studies which are needed to support an application to the Alberta EUB and to Alberta Environment to commence production are underway, targeting a submission by September, 2005. Upon receipt of regulatory approval, Connacher would expect to commence a 10,000 bbl/d project in 2006.

Later in the first quarter 2005 Connacher also expects to drill up to seven new core holes on its Pod Three channel, located in the Marianna Lake region approximately six miles southwest of Pod One. There is less well control associated with Pod Three than was the case with Pod One when the acreage was acquired in early 2004.

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

Connacher was also successful in acquiring, at low cost, an additional 100 percent working interest in 18 sections (11,520 acres) of oil sands leases at the December 15, 2004 Alberta Crown Sale. This brought the company's total holdings at Great Divide to a 100 percent working interest in 101 sections (64,640 acres). At that sale, the top price paid for nearby acreage exceeded $2,300 per acre, almost double the previous high price paid for lands in the area in October, 2004.

Connacher also announces that it expects to commence drilling in southwest Saskatchewan at Tompkins and Battrum in the near future, with up to 25 wells budgeted for these regions in 2005. An earlier startup has been constrained by certain testing procedures at Tompkins and by extremely cold weather during the first part of 2005.

Connacher is also pleased to announce that it is supporting initiatives by its 61 percent-owned subsidiary, Petrolifera Petroleum Limited, to secure two new high potential oil and natural gas concessions in a second jurisdiction in South America. Petrolifera has also initiated a 144 square kilometer 3-D seismic program on the 95,000 acre Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Drilling is expected to commence in the second quarter, 2005.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 101 sections (64,640 acres) of oil sands leases are held. The company also owns extensive conventional acreage and oil production in the Battrum and Tompkins regions of southwest Saskatchewan. Connacher also owns 61 percent of Petrolifera Petroleum Limited, actively producing and exploring for oil and natural gas on its 95,000 acre Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Petrolifera is also negotiating two new concessions in South America. Connacher's current production is approximately 950 boe/d.

*This press release contains forward-looking statements, including expectations of future production and cash flow. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and the risk of commodity price and foreign exchange rate fluctuations as well as country risk associated with international activity.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe, derived by converting gas to oil in the ratio of six thousand cubic feet to one barrel of oil (6mcf:1bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

**For further information:**

R. A. Gusella, President and Chief Executive Officer
Connacher Oil and gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE**

**FOR IMMEDIATE RELEASE** February 7, 2005

**CONNACHER'S SOUTH AMERICAN SUBSIDIARY, PETROLIFERA, TO RAISE $7 MILLION; PLANS TO ACQUIRE TWO NEW LICENSES IN PERU**

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announced today that its 61 percent-owned subsidiary, Petrolifera Petroleum Limited ("Petrolifera"), has entered into an engagement letter with a syndicate of investment bankers to raise up to $7 million of new equity from the sale of seven million units from Petrolifera's treasury at a price of $1.00 per unit, by way of a best efforts private placement.

Each unit will be comprised of one common share, one-half share purchase warrant and one right. A full share purchase warrant will entitle the holder to acquire one additional common share from Petrolifera's treasury at a price of $1.50 per common share until the later of twelve months from a going-public transaction (a "Liquidity Event") or eighteen months from the closing date of the financing, which is scheduled to occur on March 8, 2005 or such later date as may be agreed upon by the parties. The right will entitle the holder of the units to receive, at no additional cost, an additional 0.1 unit in the event Petrolifera has not completed a Liquidity Event within seven months of the closing date, but will otherwise expire with no securities issued pursuant thereto.

The transaction will be co-managed by PowerOne Capital Markets Limited ("PowerOne") and Jennings Capital Inc. ("Jennings") and the syndicate will include Dominick & Dominick Securities Inc. ("Dominick & Dominick") and Octagon Capital Corporation ("Octagon"). The agents will receive as compensation cash commissions of seven percent of the gross proceeds (which will be paid from the proceeds of the offering) and non-transferable compensation warrants equal to seven percent of the number of units sold, with each such compensation warrant exercisable by the holder into one unit at a price of $1.00 until the later of 12 months from the Liquidity Event or 18 months from the closing date of the financing. The terms of the units to be issued on exercise of the compensation warrants are identical to those being offered pursuant to the private placement. The compensation payable to the agents will be allocated among the agents on the basis of 40 percent to PowerOne, 40 percent to Jennings, 10 percent to Dominick & Dominick and 10 percent to Octagon.

PowerOne is considered to be a connected issuer of Petrolifera as it, together with its officers, directors and shareholders, and associates of such persons owns approximately 18 percent of the issued and outstanding shares of Petrolifera. PowerOne was involved in negotiating the terms of the offering, which was suggested by Petrolifera.

Assuming this issue is fully subscribed Petrolifera will have 20 million common shares outstanding (basic) and 30.7 million fully diluted and would receive an additional $8.8 million of proceeds if all warrants and options outstanding were exercised. Connacher will not participate in this financing; however, it will retain the right but not the obligation to participate in future Petrolifera financings and to own up to 40 percent of Petrolifera over time.

Proceeds of the offering will be used to fund a portion of Petrolifera's expected $6.2 million 2005 capital programs in both Argentina, where the company owns the Puesto Morales/Rinconada concession; and in Peru, where the company is negotiating the acquisition of two new licenses. In Argentina, Petrolifera is nearing completion of a 144 square kilometer 3D seismic program over its 100 percent-owned Puesto Morales/Rinconada concession in the Neuquen Basin. Once the results are processed and interpreted, Petrolifera expects to drill up to five exploratory and infill wells and conduct several well workovers on its Argentinean acreage during the balance of this year. In Peru, Petrolifera expects to conduct and complete environmental studies and then reprocess seismic and conduct geological studies on the two new licenses being negotiated.

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

Gross proceeds of the offering in excess of $5 million will be used to repay a portion of Petrolifera's $2.75 million indebtedness to Connacher arising from Petrolifera's 2004 purchase of the Argentinean properties from Connacher. It is expected the balance of the capital program will be funded from cash flow or subsequent financings.

Connacher and Petrolifera were recently qualified to negotiate for new licenses and have a right of first refusal to acquire two significant oil and natural gas licenses covering two large blocks, one in the Maranon Basin and one in the Ucayali Basin of Peru.

Block 106 in the Maranon Basin is comprised of approximately two million acres onshore northern Peru. It is adjacent to and on trend with numerous oil fields, and surrounds the Corrientes Field, which has recoverable reserves in excess of 200 million barrels. An underutilized oil pipeline also crosses the block. A minimum work program of U.S. $25.4 million over the seven year exploratory phase of the license has been agreed for Block 106. This is comprised of U.S. $2.2 million in the first three years for reprocessing of old seismic and acquisition of new seismic; U.S. $10 million in year four (including one well); and U.S. $13.2 million for the remaining three years, including another well. Associated guarantees aggregate U.S. $4.0 million over the seven-year exploratory term, with each period's deposit determined in relation to the work program for that period and recoverable upon completion of that period's work program. The term of an exploitation license which might result upon commercial discovery is 30 years for crude oil and 40 years for natural gas.

Block 107 in the Ucayali Basin onshore central Peru is comprised of approximately 3.2 million acres. It is on trend with and northwest of the giant Camisea natural gas and condensate complex. The reserves for the Camisea blocks are estimated at 16.4 Tcf of natural gas and 850 million barrels of condensate. The agreed minimum work program for Block 107, which is more exploratory in nature, is U.S. $16.4 million over the seven year exploratory term, with associated guarantees aggregating U.S. $2.6 million. The program includes U.S. $6.4 million of studies and primarily seismic in the first six years and a well commitment in year seven. As with Block 106, guarantees are determined in relation to each period's minimum commitment and are recoverable upon completion of the program for that period.

Peru has recently revamped the contractual terms and process for securing new oil and natural gas licenses. These changes were designed to encourage new activity and investment in the country. In Connacher's and Petrolifera's opinion, the terms available and process for securing new licenses are attractive and favorable by international standards, especially for smaller companies. Also, the proximity of the blocks to existing fields combined with favorable geological conditions is attractive.

It is anticipated that negotiations with Perupetro, the Peruvian government agency, will be concluded and that definitive licenses will be issued in approximately 60 days.

Pursuant to an understanding between Connacher and Petrolifera, the licenses will be held by Petrolifera and in exchange for facilitating the transaction and for providing certain back-stop guarantees to Petrolifera during the exploratory phase of the licenses, Connacher will retain a 10 percent carried working interest through the drilling of the first well on each license. Petrolifera will have a right of first purchase of this interest should Connacher elect to sell it at some future date, while Connacher will have a one-time option to convert the interest into a two percent gross overriding royalty at its election following completion of the first well on each license.

In connection with the financing, Petrolifera will appoint Mr. Gary D. Wine to the position of President of the company. Mr. Wine is a geologist with over 25 years of experience, much of which has been concentrated on Peru and Argentina. Mr. Wine is a Petrolifera shareholder and in consideration for his expertise and role in assisting Petrolifera in securing the new blocks, he will receive a three percent gross overriding royalty on the two Peruvian blocks when the licenses are issued. Mr. R. A. Gusella, President and Chief Executive Officer of Connacher, will assume the position of Executive Chairman of Petrolifera, and Mr. Rick Kines, Vice President Finance and Chief Financial Officer of Connacher, will be the Interim Chief Financial Officer of Petrolifera. Connacher also provides managerial and technical support to Petrolifera pursuant to a Management Services Agreement completed in 2004.

An expanded Board of Directors will be proposed for approval by Petrolifera's shareholders at a meeting to be scheduled in the first quarter 2005. It has been agreed that the nominees for the new Board will include the newly-appointed President, three Connacher nominees and two independent nominees to be agreed upon among Connacher, Petrolifera and the agents.

Connacher Oil and Gas Limited is a Calgary-based oil and gas exploration, development and production company. Its principal asset is its Great Divide oil sands project situated southwest of Fort McMurray, Alberta where it holds 101 sections, (64,640 acres) of oil sands leases and, subject to regulatory approval, is proceeding with plans to commence an initial 10,000 bbl/d SAGD project in 2006. It also holds conventional exploratory and producing properties in southwest Saskatchewan at Battrum and Tompkins and at Steelman in southeast Saskatchewan. Connacher is also the largest shareholder of Petrolifera, a private company engaged in oil and natural gas exploration and production activities in South America.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments, risk associated with international activity and market risk relating to the completion of the proposed financing. There can be no assurance that Petrolifera will be awarded the two licenses in Peru on terms and conditions satisfactory to Petrolifera or at all.*

**Not for dissemination to U.S. News Wire Services or for dissemination in the United States.**

## For further information:

Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225

Website: www.connacheroil.com; www.petrolifera.ca (under construction)
Email: inquiries@connacheroil.com; inquiries@petrolifera.ca

CONNACHER
OIL AND GAS LIMITED

March 3, 2005

## PRESS RELEASE

**FOR RELEASE PRIOR TO THE MARKET OPEN**

# CONNACHER WARRANTS FULLY-EXERCISED; PERUVIAN LICENSES INITIALLED; ACTIVITY ACCELERATING AT GREAT DIVIDE

**Calgary, Alberta** – Connacher Oil and Gas Limited ("Connacher" - **CLL** - TSX) announced today that since September 30, 2004, when it last formally reported to shareholders, all of the outstanding 3,053,157 share purchase warrants exercisable at $0.50 per common share and expiring on February 28, 2005 were exercised. This has resulted in $1,527,000 of new funds becoming available to the company during this period. Of the total, 2,800,757 warrants were exercised and an identical number of common shares were issued from treasury subsequent to the company's December 31, 2004 year end. As a result, Connacher now has 92.5 million common shares outstanding.

Connacher also announces that together with Petrolifera Petroleum Limited ("Petrolifera"), it has now initialed licenses covering Block 106 in the Maranon Basin and Block 107 in the Ucayali Basin, both in Peru. This is an important step in the process of being formally awarded the licenses, as it signifies agreement on the final terms and conditions of the licenses with Perupetro, the government agency. The licenses are to be held by Petrolifera's Peruvian subsidiary, which is being incorporated, and are being held in trust pending completion of this process, which is expected to be within 30 days. Thereafter, the licenses will be submitted for formal approval by Perupetro's Board of Directors, followed by the issuance of a Supreme Decree in accordance with the procedure established by Perupetro and the Government of Peru. This is expected to require up to a further 60 days.

Connacher's domestic program in 2005 has focused on its Great Divide oil sands project southwest of Fort McMurray, Alberta where it holds a 100 percent working interest in 64,640 acres of oil sands leases.

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

Three core holes were drilled on Pod 1 at Great Divide in early 2005 with encouraging results. Subsequently, engineering studies, design work and environmental studies were initiated concurrent with the commencement of preparations to drill up to 16 additional core holes in March 2005. Connacher plans to utilize up to three rigs which are scheduled to arrive at Great Divide in the next several days to complete this program by the end of March 2005. Nine of these scheduled core holes will be drilled on Pod 1 and the remainder is scheduled for drilling on Pod 3. Evaluation work on Pods 2 and 4 which have been identified on Connacher's acreage will be deferred until next winter's drilling season.

Additionally, an intensive 3D seismic program over Pod 1 is set to begin imminently. The information derived from the seismic program along with the results of the core holes will help Connacher finalize its assessment of pod or channel geometry and estimates of net SAGD pay, oil-in-place and other technical parameters. These assessments and data will be needed to support a planned application to the Energy Utilities Board ("EUB) and other Alberta government agencies with a view to receiving approval for the commencement during 2006 of bitumen production from Pod 1 only at rates up to 10,000 bbl/d.

Connacher is a Calgary-based oil and gas exploration and production company. Its principal asset is 64,640 acres of oil sands leases at its Great Divide oil sands project in northeastern Alberta. It holds conventional assets at Battrum, Tompkins and Steelman, Saskatchewan and owns 61 percent of Petrolifera Petroleum Limited, which is active in Argentina and Peru in South America.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include , but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. There can be no assurance that Petrolifera will be awarded the two licenses in Peru.*

**Not for dissemination to U. S. News Wire Services or for dissemination in the United States.**

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
**inquiries@connacheroil.com**
**www.connacheroil.com**

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE** **March 11, 2005**

## CONNACHER'S SOUTH AMERICAN SUBSIDIARY, PETROLIFERA PETROLEUM LIMITED, COMPLETES $7 MILLION EQUITY FINANCING

**Calgary, Alberta** – Connacher Oil and Gas Limited (**"Connacher"** – **CLL** – TSX) announced today that its South American subsidiary, Petrolifera Petroleum Limited (**"Petrolifera"**), has closed a $7 million equity financing through the sale of 7 million units comprised of one common share from treasury, one-half of a share purchase warrant and one right. Each full warrant entitles the holder to acquire an additional common share from treasury at a price of $1.50 per common share until the later of twelve months from a going-public transaction (a "Liquidity Event") or September 11, 2006. Each right entitles the holder to receive, at no additional cost, an additional 0.1 unit, excluding the right, in the event Petrolifera has not completed a Liquidity Event prior to October 11, 2005 but otherwise will expire with no securities issued pursuant thereto.

The transaction was co-managed by PowerOne Capital Markets Limited ("PowerOne) and Jennings Capital Inc. ("Jennings") and the syndicate included Dominick & Dominick Securities Inc. ("Dominick") and Octagon Capital Corporation ("Octagon").

PowerOne was considered to be a connected issuer of Petrolifera as it, together with its officers, directors and shareholders, and associates of such persons owned approximately 18 percent of the issued and outstanding shares of Petrolifera prior to this financing. PowerOne was involved in negotiating the terms of the offering, which was initiated by and suggested by Petrolifera.

As a result of the financing, Petrolifera has 20 million common shares outstanding (basic) and 30.7 million (fully-diluted) and would receive an additional $8.8 million of proceeds if all outstanding warrants and options were exercised. Connacher owns eight million common shares of Petrolifera, an option to acquire a further 200,000 shares at $0.50 per common share and retains a right but not the obligation to participate in future Petrolifera financings to acquire up to 40 percent of the common shares of Petrolifera on a fully diluted basis.

Proceeds of the offering will be used to repay $2 million of a total of $2.75 million owed to Connacher as the result of Petrolifera's 2004 purchase of Connacher's 100 percent interest in the Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. The balance of the proceeds, together with expected net operating income from production in Argentina, will be used to fund an anticipated $6.2 million 2005 capital budget, all of which amount represents discretionary expenditures. The capital program is anticipated to include the drilling of up to five new wells on the Puesto Morales block.

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

Drilling will be initiated as soon as is possible following interpretation of the recently-completed 3D seismic program conducted over a significant portion of the Argentinean concession, subsequent selection of locations and contracting of a suitable rig. A portion of the funds are also expected to be utilized on initial exploration activity on Blocks 106 and 107, respectively located in the Maranon and Ucayali Basins in Peru. This will be initiated once the recently-initialed licenses for these blocks are formally awarded by Perupetro, the government agency, through a Supreme Decree expected to be issued in the near future, once all final approvals and procedures are completed. As previously reported, Petrolifera and Connacher recently initialed the license documents signaling agreement on final terms with Perupetro.

In conjunction with the financing, Petrolifera has appointed Mr. Gary D Wine to the position of President. Mr. Wine is a geologist with over 20 years of oil industry experience, including close to 10 years of involvement in oil and gas exploration and production activities in Argentina and Peru. Mr. Richard A. Gusella, President and Chief Executive Officer of Connacher, which is Petrolifera's largest shareholder, has been appointed Executive Chairman.

The Petrolifera financing was well-received and significantly oversubscribed, indicating a continuation of the high level of investor interest in well-financed international junior oil and gas companies with quality prospects. Petrolifera is now poised to fund its initial activities. The successful financing also completes this stage of Connacher's efforts to reposition its focus and capital resources on western Canada, in particular on its significant oil sands asset at Great Divide, Alberta, while through its equity stake maintaining a meaningful participation in Petrolifera's upside potential.

At Great Divide, Connacher presently has four rigs working on its 2005 core hole program on Pods 1 and 3 and is also proceeding with a 3D seismic program over Pod 1. If scheduling permits and weather conditions cooperate, up to 16 core holes will be drilled on these accumulations during March 2005. The data derived therefrom, together with the interpretation of the geophysical information, will support Connacher's resource evaluation and its intended mid-year 2005 application to the EUB, seeking regulatory approval to proceed with an initial 10,000 bbl/d project in 2006.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include , but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. There can be no assurance that Petrolifera will be awarded the two licenses in Peru.*

**Not for dissemination to U. S. News Wire Services or for dissemination in the United States.**

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
**inquiries@connacheroil.com**
**www.connacheroil.com**

CONNACHER
OIL AND GAS LIMITED



**FOR IMMEDIATE RELEASE** **March 23, 2005**

# CONNACHER DIRECTS FOCUS TO OIL SANDS OPPORTUNITY IN 2004

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL – TSX**) successfully positioned itself to proceed with a large-scale oil sands opportunity during 2004. The company's Great Divide project southwest of Fort McMurray, Alberta has become its most important corporate asset. With a valuable land position exceeding 100 sections, a significant resource base already identified and plans developing to seek regulatory approval for the first of several potential 10,000 bbl/d projects, Connacher is one of the few junior oil companies active in Alberta's oil sands. In a high-demand crude oil market, this asset has the potential to facilitate quantum sustainable long-term growth for Connacher's shareholders.

Developments and highlights of 2004 were as follows:

- Connacher acquired 101 sections (64,640 acres) at 100 percent working interest in oil sands leases at Great Divide, Alberta.
- Connacher drilled 11 core holes on Pod One at Great Divide, confirming the presence of a significant resource accumulation and an initial independent estimate of over 50 million barrels of possible recoverable reserves.
- In early 2005, Connacher drilled a further 12 core holes on Pod One and seven on Pod Three. A 3D seismic program over Pod One was initiated. Preliminary results are encouraging.
- Plans are progressing to submit an application to Alberta's regulatory authorities around mid-year or shortly thereafter to proceed with an initial 10,000 bbl/d project on Pod One, using Steam Assisted Gravity Drainage (SAGD) technology. Once onstream, the project would have a long life index at minimal decline.
- Further development of other Pods already identified for their potential will await additional drilling and delineation.
- Underperforming and high cost properties were sold at attractive prices during 2004.

Suite 1400, Watermark Tower
530 – 8th Avenue SW
Calgary, Alberta T2P 3S8
Telephone: (403) 538 – 6201 Facsimile: (403) 538-6225

- Connacher exited 2004 with no net debt, $3.9 million of cash balances and $8.6 million of unused available credit.

- International holdings in Argentina were reorganized into a new company, Petrolifera Petroleum Limited. Subsequent to year end, Petrolifera completed negotiations to acquire two significant licenses in Peru. An additional $7 million of equity was raised by Petrolifera in March 2005 which will fund a $6.2 million budget in 2005, including drilling up to five new wells in Argentina. Petrolifera also repaid $2 million of indebtedness to Connacher.

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2004 | 2003 | % |
| | | (restated) | |
| **FINANCIAL** | | | |
| ($000 except per share amounts) | | | |
| Total revenue | 11,216 | 9,982 | 12 |
| Cash flow from operations [1] | 2,409 | 3,353 | (28) |
| Basic, per share | 0.05 | 0.10 | (50) |
| Diluted, per share | 0.05 | 0.10 | (50) |
| Net earnings (loss) | (2,976) | 4,055 | - |
| Basic, per share | (0.06) | 0.13 | - |
| Diluted, per share | (0.06) | 0.12 | - |
| Capital expenditures | 17,629 | 35,790 | (51) |
| Proceeds of dispositions | 17,604 | - | - |
| Bank debt | - | (12,100) | - |
| Working capital (deficiency) excluding bank debt | 3,549 | (8,994) | - |
| Cash on hand (Net debt) | 3,914 | (21,094) | - |
| Established credit facility | 8,600 | 31,500 | (73) |
| Shareholders' equity | 40,502 | 24,182 | 67 |
| Total assets | 46,217 | 53,777 | (14) |
| Common shares outstanding (000) | | | |
| Weighted average | | | |
| Basic | 50,908 | 32,362 | 57 |
| Diluted | 53,329 | 35,333 | 51 |
| Year end | | | |
| Issued | 89,627 | 45,903 | 95 |
| Fully diluted | 98,916 | 53,717 | 84 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning as ascribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2004 | 2003 | % |
| **OPERATING** | | | |
| Production | | | |
| Oil (bbl/d) | 785 | 789 | - |
| Natural gas (mcf/d) | 1,620 | 1,190 | 36 |
| Barrels of oil equivalent (boe/d) | 1,055 | 987 | 7 |
| Prices | | | |
| Oil – Canada ($/bbl) | 30.59 | 29.54 | 4 |
| Oil – Argentina ($/bbl) | 42.45 | 37.74 | 12 |
| Natural gas – Canada ($/mcf) | 5.92 | 5.34 | 11 |
| Natural gas – Argentina ($/mcf) | 0.67 | 0.23 | 191 |
| Barrels of oil equivalent ($/boe) | 28.95 | 27.56 | 5 |
| Reserves (1) (2) | | | |
| *Crude oil and natural gas liquids (mbbls)* | | | |
| Proved | 1,775 | 2,175 | (18) |
| Proved plus probable | 3,257 | 4,148 | (21) |
| Proved plus probable plus possible | 56,210 | 5,465 | 928 |
| Natural gas (mmcf) | | | |
| Proved | 1,831 | 5,461 | (66) |
| Proved plus probable | 3,517 | 8,553 | (59) |
| Proved plus probable plus possible | 4,212 | 9,557 | (56) |
| Barrels of oil equivalent (mboe) (3) | | | |
| Proved | 2,078 | 3,085 | (33) |
| Proved plus probable | 3,841 | 5,574 | (31) |
| Proved plus probable plus possible | 56,912 | 7,058 | 706 |
| Undeveloped Canadian acreage (net acres) | 135,915 | 67,310 | 102 |
| Drilling activity – full year | | | |
| Gross wells | 14 | 59 | (76) |
| Net wells | 14 | 56.9 | (75) |
| Oil wells | 1 | 12.9 | (92) |
| Core Holes (Oil Sands) | 11 | Nil | - |
| Natural gas wells | 13 | 44 | (70) |
| Dry holes | Nil | Nil | - |
| Net success rate (%) | 100 | 100 | |

1. The reserve estimates for 2003 and 2004 were prepared in accordance with National Instrument 51-101 (NI 51-101). Under NI 51-101, proved reserve assignments are based on a 90 percent probability that total quantities recovered will equal or exceed proved reserve estimates. Proved plus probable reserves are the most likely case and are based on a 50 percent probability that they will equal or exceed estimates. The new standard provides for a more conservative evaluation of proved and probable reserves, particularly on new wells where production history has not yet been established. The change to proved and probable reserve definitions implemented by NI 51-101 for the year ended December 31, 2003, may make reserve quantity and reserve valuation comparisons to prior years difficult. Management believes the most meaningful comparison of the current year's proved plus probable reserves would be to "established reserves" (being proved plus 50 percent probable) for years prior to 2003. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of the estimate of proved plus probable plus possible reserves.
2. Connacher's reserve information will be posted on SEDAR when the company's Annual Information Form is filed.
3. Per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

For Connacher, 2004 was a year of refocusing, redirection and repositioning. We had a strong finish, eliminating net debt. We have a strong project in Canada at Great Divide and Petrolifera has exciting prospects in both Argentina and more recently in Peru, in South America. Our international activity is now self-financed. We believe Connacher has a strong future.

Our operating and financial results were mixed in 2004. This reflected the impact of property sales at mid-year which, while contributing to our debt reduction program, reduced the scale of our conventional activities.

For 2004, revenue rose 12 percent to $11.2 million, while cash flow declined by 28 percent to $2.4 million. Primarily due to higher non-cash charges and the reduced production base, a loss of $3.0 million was recorded.

During the year capital expenditures were $17.6 million, mostly in the first quarter. Major expenditures were made at Great Divide, Alberta for new oil sands leases and core holes; at Cabri, Saskatchewan (since sold); and at Tompkins, Saskatchewan and Battrum, Saskatchewan for drilling, seismic and workovers. Fourteen 100-percent-owned conventional wells were drilled and cased for a 100-percent success ratio. An additional 50-percent non-owned interest in the concession in Argentina was acquired for cash before the entire interest was sold to Petrolifera for a promissory note and shares.

In June and July, 2004 underperforming natural gas assets and higher cost heavy oil properties in Canada were sold for cash. Proceeds were used in Connacher's debt reduction program. In December, Connacher raised $21.3 million of gross proceeds from the sale of new common shares and flow through common shares issued from treasury. Proceeds were used to eliminate net debt and for working capital.

At year end 2004, Connacher had $3.9 million in cash balances, $3.5 million in working capital, no debt and an unutilized $8.6 million credit facility. At December 31, 2004 there were 89.6 common shares outstanding (98.9 million fully-diluted). On a weighted-average basis, there were 50.9 million common shares outstanding in 2004 (53.3 million diluted).

Average production for 2004 rose seven percent to1,055 boe/d from 987 boe/d in 2003, despite the mid-year sale of over 500 boe/d. Crude oil sales remained constant at 785 bbl/d while natural gas sales rose 36 percent to 1,620 mcf/d. Approximately 93 percent of crude oil sales were in Canada, with the balance in Argentina; 44 percent of natural gas sales were in Argentina.

Connacher's proved and probable reserves are now estimated at 3.8 million boe, 31 percent lower than 2003 primarily due to property sales. The company's proved, probable and possible reserves were estimated at 56.9 million boe, compared to 7.1 million boe in 2003, for an increase of 706 percent. This reflects the impact of Great Divide, as does the company's land base, which doubled to 135,915 net acres during the year.

DeGolyer and MacNaughton Canada Limited (D&M), independent petroleum consultants, forecast Connacher's year-end proved and probable reserves will generate $52.8 million of future net revenue (before income taxes but after royalties, future capital and abandonment costs net of salvage value) with a 10-percent discounted present worth of $33.2 million. Proved, probable and possible reserves, which include significant estimated volumes of possible recoverable reserves at Great Divide, are forecast to generate $464 million of future net revenue with a 10 percent present worth of future net revenue of $175.1 million, compared to only $50.3 million last year. This equates to $1.95 per common share outstanding ($1.99 debt adjusted per share) at year end, before risk adjustment; last year this amounted to $1.10 per share ($0.64 debt adjusted per share). All reserve report estimates were prepared in compliance with NI 51-101 parameters; forecasts of future net revenue were prepared using D&M's December 31, 2004 price forecast.

Connacher's future is strong. The company's primary emphasis is on its Great Divide project. A total of 19 core holes were drilled on Pods One and Three in January and March, 2005. Preliminary core and log analysis is very encouraging. Connacher has already initiated engineering design, environmental and other studies, results of which will support the company's application for approval to authorities for a 10,000 bbl/d SAGD project on Pod One. Additionally, the company will soon have an updated resource study completed by an independent consultant, which will incorporate 2005 drilling and the results of a 3D seismic survey presently being completed over Pod One. This will be utilized to support the company's application to the Alberta EUB and Alberta Environment. If approved, Connacher will focus on preparations to proceed with field operations as soon as possible. External financing, partnering, or both will be required at the appropriate time for Connacher to proceed with the proposed Pod One development.

Further drilling will also be scheduled for later this year and next year on Pods Two, Three and Four at Great Divide. If drilling results continue to be favorable, further development projects will be contemplated. This is consistent with the Company's emphasis on repeatable, sustainable projects which can materially impact the company and its future.

Connacher also plans to operate the drilling of up to 25 conventional wells in Western Canada in 2005. The company has not drilled any wells during the first quarter due to rig availability, early break up and the emphasis on the higher impact program at Great Divide. Throughout the year, these lower-risk developmental wells are expected to be drilled at Battrum, Tompkins and Steelman, Saskatchewan.

International interests are now held by Petrolifera, in which Connacher retains a significant equity stake. Petrolifera recently completed a 1,400 square kilometer, 3D seismic survey over much of the Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Up to five new 100-percent interest wells are anticipated as part of Petrolifera's planned $6.2 million 2005 capital budget. With Connacher's support, Petrolifera has also initialed two significant licenses, to be awarded by Perupetro, covering five million acres in two separate basins in Peru. This new initiative provides Petrolifera with high potential blocks in well-established hydrocarbon-bearing regions. To finance a portion of planned activity, Petrolifera recently raised $7 million of new equity and used a portion of proceeds to repay $2 million owed to Connacher. Connacher consolidated Petrolifera's accounts at year end with a 61 percent equity stake in the company, since reduced to 40 percent.

In conclusion, Connacher is now debt free, has unused available credit and is focused on its highly prospective Great Divide oil sands project in Canada. The company has an excellent inventory of conventional drillable prospects in Saskatchewan. In addition, Connacher successfully created Petrolifera, a financially independent company, to hold high potential properties in Argentina and Peru. Connacher has a modest but stable production base with growth potential in Western Canada to more than cover costs while it capitalizes on the opportunities presented by the significant resource base identified at Great Divide for its shareholders.

Connacher's complete management's discussion and analysis ("MD&A") and financial statements and selected reserve information for the 12 months ended December 31, 2004 will be included in the company's annual report, which will be posted on SEDAR and the company's website. Also, the company's Annual Information Form for the year ended December 31, 2004 and information related to the company's oil and natural gas reserves will also be posted on SEDAR prior to the close of business on March 31, 2005. Connacher's Annual and Special Meeting of Shareholders will be held on May 10, 2004 at 3:00 PM at the Auditorium, 3rd Floor, Watermark Tower, 530 – 8th Avenue S. W., Calgary, Alberta.

As at March 23, 2004 there were 92,652,500 common shares outstanding. There are a further 5,300,525 common shares reserved for outstanding warrants and 3,748,600 common shares reserved for options pursuant to the company's Stock Option Plan.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity and the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project. There can be no assurance that Petrolifera will be awarded the two licenses in Peru. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe, derived by converting gas to oil in the ratio of six thousand cubic feet to one barrel of oil (6mcf:1bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Estimates of future net revenues do not represent fair market value.*

**For further information please contact:**
**R.A. Gusella,** President and Chief Executive Officer
**Connacher Oil and Gas Limited**
**Calgary, Alberta T2P 3S8**

| | |
|---|---|
| **Phone:** | **(403) 538-6201** |
| **Fax:** | **(403) 538-6225** |
| **Website:** | **www.connacheroil.com** |
| **Email:** | **inquiries@connacheroil.com** |

CONNACHER
OIL AND GAS LIMITED



## PRESS RELEASE

**FOR IMMEDIATE RELEASE** March 31, 2005

# CONNACHER FILES YEAR END DISCLOSURE DOCUMENTS

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announced that it has filed with Canadian securities regulatory authorities its year end disclosure documents including its Annual Report and Annual Information Form which contains reserves data and other oil and gas information for the period ended December 31, 2004, and the reports as mandated by National Instrument 51-101. Copies of the filed documents may be obtained via SEDAR at www.sedar.com or on Connacher's website www.connacheroil.com.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 101 sections (64,640 acres) of oil sands leases are held. The company also owns extensive conventional acreage and oil production in the Battrum and Tompkins regions of southwest Saskatchewan. Connacher also owns 40 percent of Petrolifera Petroleum Limited, actively producing and exploring for oil and natural gas on its 95,000 acre Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Petrolifera is also negotiating two new concessions in South America.

**For further information:**

Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

CONNACHER
OIL AND GAS LIMITED

**March 31, 2005**

## PRESS RELEASE

# PERUPETRO'S BOARD APPROVES AWARD OF TWO LICENSES TO PETROLIFERA PETROEUM LIMITED

**Calgary, Alberta** – Connacher Oil and Gas Limited (**CLL – TSX**) announced today that it has been advised that the Board of Directors of Perupetro, a state agency of the Government of Peru, has approved the award of two licenses, respectively covering Block 106 in the Maranon Basin and Block 107 in the Ucayali Basin in Peru, to Petrolifera Petroleum del Peru S.A.C., a wholly-owned subsidiary of Petrolifera Petroleum Limited ("Petrolifera"). Connacher is the largest single shareholder of Petrolifera and manages its affairs pursuant to a management agreement.

Block 106 covers approximately two million acres in the Maranon Basin of northern Peru and surrounds the Corrientes Field, the largest oil field in the basin. It is also bisected by an underutilized oil pipeline, offsets a number of other producing fields and is primarily prospective for possible oil accumulations.

Block 107 covers approximately three million acres in the Ucayali Basin of southern Peru and is on trend with the Camisea complex with reported reserves of 16 Tcf of natural gas and 850 million barrels of condensate and natural gas liquids. There are other smaller fields offsetting the block, which is more exploratory in nature. This block is considered prospective for both crude oil, natural gas and natural gas liquids.

As previously outlined, both licenses carry minimum work programs over the seven-year exploratory term and can be converted into long-term exploitation licenses upon commercial discovery.

Perupetro will shortly send the related documentation to the Ministry of Energy and Mines of Peru for the purpose of obtaining the Supreme Decree formally awarding the licenses.

*This press release contains forward-looking statements concerning the awarding of two licenses in Peru and the prospectivity associated with such licenses and field reserves associated in the regions in which these licenses are located generally. These statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity. There can be no assurance that the Supreme Decree formally awarding the two licenses to Petrolifera will be granted. Additionally, certain information contained herein with respect to field reserves values has been derived from publicly available sources and has not been independently verified by Connacher. These reserves values may not be prepared in accordance with National Instrument 51-101. Due to the risks, uncertainties and assumptions inherent in forward looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

**For further information:**

Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

CONNACHER
OIL AND GAS LIMITED



May 10, 2005

**PRESS RELEASE**

# Great Divide Drilling and Seismic, Petrolifera Expansion Dominate Connacher's First Quarter 2005

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) today reported its operating and financial results for the three months ended March 31, 2005 with comparative results for 2004.

**Highlights:**

- Great Divide oil sands project evaluation program dominated domestic activity
  - 19 core holes drilled, 12 on Pod One and seven on Pod Three
  - 3D seismic program shot over Pod One
  - Results are consistently encouraging, pointing to an EUB application around mid-year
- In South America, Petrolifera Petroleum Limited ("Petrolifera") negotiated two significant licenses in Peru covering over five million acres in two separate basins
- Petrolifera raised $7 million equity to fund new activity and completed a 140 square kilometre 3D seismic program over most of its Argentinean acreage
- Seven new locations identified in Argentina, with an anticipated five well drilling program during the balance of the year

**Financial & Operating Highlights**

| | Three months ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | % Change |
| **FINANCIAL** *($000's except per share amounts)* | | | |
| Total revenue | 1,839 | 3,290 | (44) |
| Cash flow from operations [1] | 265 | 944 | (72) |
| Per share, basic and diluted [1] | - | 0.02 | - |
| Net earnings (loss) | 1,673 | (689) | - |
| Per share, basic and diluted | 0.02 | (0.01) | - |
| Cash (net debt) | 8,286 | (30,450) | - |
| Capital expenditures | 6,047 | 10,391 | (42) |
| Shareholders' equity | 41,206 | 21,655 | 90 |
| Total assets | 52,772 | 60,038 | (12) |
| **OPERATING** | | | |
| Daily production | | | |
| Crude oil (bbl/d) | 629 | 859 | (27) |
| Natural gas (mcf/d) | 1,328 | 2,268 | (41) |
| Barrels of oil equivalent (boe/d) [2] | 850 | 1,237 | (31) |

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

| | Three months ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | % Change |
| **Prices** | | | |
| Oil ($/bbl) | | | |
| Canada | 28.47 | 29.71 | (4) |
| Argentina | 39.88 | 42.24 | (6) |
| Total | 30.02 | 30.41 | (1) |
| Natural gas ($/mcf) | | | |
| Canada | 5.82 | 5.68 | 2 |
| Argentina | 0.72 | 0.24 | 200 |
| Total | 1.18 | 4.42 | (73) |
| Barrels of oil equivalent ($/boe) | 24.04 | 29.22 | (18) |
| Netback ($/boe) | 12.45 | 13.76 | (10) |
| **Common shares outstanding (000s)** | | | |
| Weighted average | | | |
| Basic | 91,189 | 46,067 | 98 |
| Diluted | 94,197 | 50,119 | 88 |
| End of period | | | |
| Issued | 92,753 | 46,153 | 100 |
| Fully diluted | 100,381 | 53,957 | 86 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by others. Cash flow after changes in non-cash working capital are included in the company's Consolidated Statements of Cash Flow in its Interim Report as filed on Sedar.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Evaluation work at the company's 100%-owned Great Divide oil sands project dominated Connacher's domestic activity in the first quarter of 2005. A total of 19 core holes were completed, including 12 on Pod One and seven on Pod Three, with encouraging results. Additionally, a 3D seismic program was shot on a dense grid over Pod One.

Connacher now has 23 core holes plus additional conventional well data over Pod One. This is being integrated with the data from the 3D seismic program and other technical information with a view to submitting an application to regulators later this year to proceed with development of Pod One at an indicated rate of up to 10,000 bbl/d of crude oil. Results from the evaluations conducted thus far have been consistently encouraging. Reservoir quality is excellent and sufficiently thick to support SAGD technology and the areal extent appears sufficient to contain a significant crude oil accumulation which would support the indicated level of production for many years. Connacher has commissioned a new independent resource evaluation study which will lend support to its application and assist in future financing initiatives. Preliminary contact with regulatory authorities has already been initiated and the company and its advisors are well underway in the preparation of the submissions required to proceed with the regulatory review process with the EUB and Alberta Environment.

As the company's focus is on preparation of its application for Pod One, to date limited detailed follow-up work has been undertaken to evaluate the results from the seven core holes drilled on Pod Three, situated southwest of Pod One. Preliminary results, however, are considered encouraging and additional core holes will be required to define and delineate this accumulation. Connacher remains optimistic about the prospect of identifying additional McMurray channels on its extensive Great Divide acreage position.

Going forward, the company's short-term focus will be on completing the various studies that are underway to finalize our regulatory application. In addition to the new resource report, engineering design and procurement and environmental studies are proceeding or are nearing completion. These will assist the company in determining the ultimate capital cost of the project, the lead time required for equipment and then the structure of the financial plan to implement the project, if and when it is approved. We also anticipate consultation with various stakeholders, including aboriginal people in the region. The application is a meaningful and significant undertaking and its final submission will be an important milestone in the evolution of the Great Divide project. To assist the company, the services of a number of experienced and qualified individuals have joined the company on a contract basis and their valuable input is welcomed.

Due to limited rig availability, our focus on Great Divide and an early spring breakup, no new conventional wells were drilled in Canada in the first quarter. However, numerous locations were identified and a 2005 drilling program has subsequently been initiated in Western Canada, initially at Battrum, Saskatchewan. An active conventional drilling program is anticipated during the second quarter 2005. Production from our SW Saskatchewan oil properties averaged 544 bbl/d in the first quarter.

Much of our first quarter activity also centered around Petrolifera Petroleum Limited, a newly-created company with South American assets in which Connacher is the largest shareholder. Petrolifera was formed in late 2004 to hold what was previously Connacher's and the operator's interest in the productive 95,000 acre Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Production from this concession averaged 85 bbl/d of light crude oil and 1,209 mcf/d of natural gas in the first quarter of 2005. In early 2005, Petrolifera, with Connacher's support, recognized a significant opportunity in Peru, and was successful in negotiating two new licenses covering significant exploratory blocks in that country. Requisite approvals leading to the issuance of the Supreme Decrees which constitute the awards have now been received, with a formal signing likely to be completed before the end of June 2005.

License 106 in the Maranon Basin of Peru comprises approximately two million acres. It surrounds the largest oilfield in the basin and in turn is surrounded by numerous smaller oilfields, as well as being bisected by an underutilized oil pipeline. A US$ 25 million work program over an initial seven-year exploratory period was negotiated, with no mandatory drilling commitment until year four. If a commercial crude oil discovery is made, a thirty year exploitation license will be awarded. Royalties and the fiscal regime in Peru are favorable by international standards. Corporate performance guarantees are also considered reasonable and manageable.

License 107 in the Ucayali Basin in southern Peru comprises approximately three million acres and is on trend with and geologically similar to the giant Camisea natural gas and condensate complex to the south, to which Perupetro, the state agency, has assigned reserves in excess of 16 trillion cubic feet of natural gas and over 800 million barrels of condensate. Camisea is now onstream with natural gas being delivered to Lima, which is in the process of building infrastructure to allow the commodity to be used by its residents and businesses. Longer term plans for the region include a liquid natural gas terminal facilitating exports to other markets. Petrolifera's acreage is in the frontal foothills of the Andes Mountains and is reminiscent of similarly-situated acreage in Alberta's foothills. This block carries a negotiated work commitment of US$16 million over the seven-year exploratory period with no mandatory drilling until year seven. As with the Maranon License, a 30 year exploitation license for oil and a 40 year license for natural gas would evolve upon the discovery of commercial production and reserves.

In anticipation of the pending award of the Peruvian licenses and to finance a 3D seismic program and planned drilling in Argentina, Petrolifera raised an additional $7 million through the issuance of equity during the reporting period. Of the gross proceeds, $2 million were used to further reduce the promissory note payable to Connacher which arose from the 2004 Petrolifera purchase of the Argentinean properties to a current level of $750,000. The balance of approximately $4.5 million was added to Petrolifera's working capital. The issue was sold by way of private placement to financial institutions in London, Paris, New York and Toronto as well as to some individuals, including Connacher's management and directors. Connacher did not participate in this financing, and as a result now owns 40 percent of Petrolifera while continuing to manage its affairs pursuant to a management contract. Mr. Gary D. Wine, a professional geologist with extensive South American experience, was appointed President and Connacher's President, R. A. Gusella, is Petrolifera's Executive Chairman. An expanded Board of Directors will be proposed in the near term. Petrolifera plans to go public later in the year.

In consideration for its financial support and assistance to Petrolifera's Peruvian initiative, Connacher received a 10 percent carried working interest in each license through the drilling and completion or abandonment of the first well on each block, in addition to other rights and options. Connacher continues to consolidate Petrolifera's operating and financial results.

Petrolifera also completed a 140 square kilometer 3D seismic program over much of the Puesto Morales/Rinconada concession in Argentina during the reporting period. Results were very encouraging and seven new drilling locations have thus far been identified. Petrolifera anticipates drilling up to five new wells on its Argentinean acreage during the balance of 2005, subject to completion of routine but required environmental impact studies and procurement of a drilling rig for a multi-well program. The lands are prospective for both light oil and natural gas in a number of formations.

Connacher's operating and financial results for the quarter reflect the mid-year 2004 disposition of approximately 500 boe/d of Canadian production as part of its 2004 debt reduction program. First quarter results were also adversely impacted by widening price differentials for medium-gravity crude oil and an outstanding forward sale contract on 250 bbl/d of oil production which reduced average realized prices. Another contributing factor was the larger relative impact of lower natural gas prices in Argentina from increased Argentinean natural gas sales arising from Petrolifera's 100 percent ownership of that asset.

Effective March 31, 2005, the forward oil sales contract expired and was not renewed. Accordingly, all of Connacher's domestic oil production will now be sold at market prices.

Connacher is well-financed with no debt, has significant working capital and the prospect of rising conventional production while preparing for the development of Pod One at Great Divide. Management and the Board of Directors will be focusing their attention on the timely application and then the timetable and alternatives for financing Great Divide, always mindful of maximizing shareholder value at minimal dilution. Various alternatives including joint venture partnering and other options which can be identified will be considered carefully during the next several months as requirements and timing are crystallized. Connacher's complete management's discussion and analysis ("MD&A") and financial statements for the three months ended March 31, 2005 will be included in the company's interim report, which will be posted on SEDAR and on the company's website.

As at May 10, 2005 there were 92.8 million common shares outstanding. There are a further 2.4 million common shares reserved for outstanding warrants and 5.2 million common shares reserved for options pursuant to the company's Stock Option Plan.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity and the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project. There can be no assurance that Petrolifera will be awarded the two licenses in Peru. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe, derived by converting gas to oil in the ratio of six thousand cubic feet to one barrel of oil (6mcf:1bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

**For further information please contact:**

R.A. Gusella, President and Chief Executive Officer
Connacher Oil and Gas Limited
Calgary, Alberta T2P 3S8
Phone: (403) 538-6201
Fax (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

CONNACHER
OIL AND GAS LIMITED



**June 10, 2005**

**PRESS RELEASE**

# CONNACHER TO PARTICIPATE IN CAPP OIL AND GAS INVESTMENT SYMPOSIUM

**Calgary, Alberta** – Connacher Oil and Gas Limited ("Connacher" - **CLL** - TSX) announces it is a participant in the 17TH Annual CAPP Oil and Gas Investment Symposium to be held in Calgary June 13 – 15, 2005.

Connacher's presentation will be webcast at 1:40 p.m. MDT on Monday, June 13, 2005. The webcast line is:

http://events.onlinebroadcasting.com/capp/061305/feed_live.php?co=connacher

A copy of the presentation and the link will be posted on Connacher's website at www.connacheroil.com

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
**inquiries@connacheroil.com**
**www.connacheroil.com**

CONNACHER
OIL AND GAS LIMITED

June 22, 2005

## PRESS RELEASE



# CONNACHER PROVIDES ACTIVITY UPDATE
## Conventional Production surpasses 1,100 boe/d

**Calgary, Alberta** – Positive results at the Great Divide oil sands project, increased production from successful conventional drilling at Battrum, Saskatchewan and continuing progress by Petrolifera in South America characterize Connacher's recent developments.

Great Divide, Alberta

Connacher owns 100 percent of and operates 101 sections of oil sands leases at its Great Divide oil sands project, situated along Highway 63, approximately 80 kilometres south west of Fort McMurray. Great Divide is also situated approximately 50 kilometers west of the Conoco/Total Surmont **SAGD** project and 20 kilometres south of the Jacos Hangingstone **SAGD** project, which is currently onstream and producing approximately 9,000 bbl/d. "**SAGD**" stands for steam-assisted gravity drainage, which incorporates the use of horizontal well pairs and continuous steam injection to allow production of heavy oil from the oil sands.

Most of Connacher's lands were acquired in early 2004 at an Alberta Crown Sale, after being posted for sale by the company following a geological study of the region. The posted and acquired leases were configured to cover known or prognosed geological leads. The acreage was purchased at a modest cost before the intense industry competition of late 2005, after oil prices surged and over $60 million was invested for acreage in the area. Available data suggested McMurray oil sands of varying thickness and quality would underlie most of the purchased lands. Connacher was also in possession of public data from several conventional wells which had primarily been drilled for natural gas in the immediate area. Many of these wells had been drilled to a sufficient depth to provide a clear indication of the potential existence of McMurray channels of sufficient size and thickness to prospectively contain adequate reserve volumes to support efficient and viable commercial **SAGD** projects like Hangingstone.

Once the lands were successfully acquired, Connacher's 2004 evaluation program involved drilling exploratory stratigraphic tests or core holes to confirm the location, characteristics and general geometry of the target McMurray channels (also called "sweet spots" or "Pods"). Once the presence of a prospective Pod is confirmed, additional delineation drilling of core holes is then needed on or around a channel (eventually with a target density of about one core hole per Lsd or 40 acres) to confirm it possesses the necessary reservoir quality, thickness, size and other characteristics to contain sufficient recoverable reserves to support commercial exploitation, using **SAGD** technology because of depth of burial.

Pod One at Great Divide was determined to be a potentially commercial project through drilling in early 2004. Based on these early drilling results, over 50 million barrels of possible recoverable reserves were assigned to this Pod by independent consultants DeGoyler & MacNaughton Canada Limited in the Spring of 2004. Further drilling in December 2004 and during the first quarter of 2005 satisfied Connacher that Pod One had the potential reserves, reservoir characteristics and other technical parameters to support proceeding with an application to Alberta's regulators, the Energy Utilities Board ("EUB") and Alberta Environment ("AE"), to seek approval for a 10,000 bbl/d commercial project. The well data, including logs and cores, were supplemented by results of a densely-gridded 3D seismic program which was shot this spring; it confirmed the geological model which had been generated from well information. This geophysical data is also expected to be very useful during drilling in orienting the horizontal well pairs to be drilled, when and if regulatory approval is received.

Connacher believes the Middle McMurray Channel which comprises Pod One at Great Divide is a high quality, relatively uncomplicated reservoir. The reservoir sands exhibit excellent porosities, very high permeability, high oil saturation approximating 90 percent and bitumen content by weight approaching 16 percent, well above acceptable cutoffs. It is sufficiently thick and covers a large enough area to contain significant oil-in place and recoverable oil, using available and established **SAGD** technology. An updated independent resource evaluation and reserve report incorporating this data is presently in preparation; it will be used to assist Connacher in its financing initiatives to raise the requisite capital to bring this 25 year project onstream in late 2006.

In addition to the aforementioned technical data supporting Connacher's decision to apply in July, 2005 for project approval, Connacher has also conducted reservoir simulation studies which support its expectation of high per well productivity due to the excellent reservoir at Pod One. These results are similar to actual reported well performance at the Jacos Hangingstone project, geographically the closest to Great Divide. Per well productivity at Hangingstone has reached as high as 1,500 bbl/d and some wells have yielded over 1,000 barrels of average daily crude oil production over a multi-year period, with total recoveries in excess of one million barrels per well pair. Connacher also anticipates reasonable and acceptable steam/oil ratios will occur at Great Divide Pod One, given the quality of the reservoir.

Connacher is fortunate in that the Middle McMurray sands which constitute Pod One's reservoir, are deposited on a flat paleo-basement, which should contribute to optimum recoveries as most of the bitumen within the sand reservoir will be producible by placing the horizontal producing well bore at or near the base of the reservoir section. This is also expected to be feasible as no bottom water has been encountered, nor is there evidence of discernible basement rubble, which could otherwise reduce effective **SAGD** pay thicknesses by having to place the well pair higher in the section.

Suitable down-hole water sources for steam and disposal zones for waste water have been identified at Pod One. The target reservoir is also sufficiently deep at below 450 meters to be able to contribute to efficient recoveries using **SAGD**, while conventional drilling technologies can be applied for the horizontal well pairs. Some additional core holes may be drilled on Pod One over time, based on new information from the 3D program, but these would be to reinforce and expand the reserve base in support of the project at targeted scales of operation.

Environmental studies and engineering design and costing are nearing completion. Connacher expects the total cost of developing Pod One to approach $200 million. Of this amount, approximately 12 percent will be for the cost of drilling the initial 15 horizontal well pairs; the bulk of the remaining cost will be for surface facilities, including boilers, water treatment facilities and storage tanks.

Connacher expects to submit its application to develop Pod One to the EUB and AE in July 2005, as in the company's opinion it has identified a significant resource with the right characteristics to support a commercial project. The EUB will conduct a complete review of the application, and the timing for approvals is anticipated to occur in early 2006. Once approvals are received capital outlays would be spread evenly over the ensuing nine months, targeting a fourth quarter 2006 startup. In the interim period,

Connacher will focus on financing alternatives for the project. Due to the nature of **SAGD** with continuous steam injection, the company would expect to operate its plant at near capacity over the life of the initial Pod, reflecting the annuity-like character of oil sands projects. Additional well pairs would be drilled as required to maintain the high targeted utilization rate.

Over time, Connacher hopes to identify and confirm other sweet spots on its extensive acreage holdings at Great Divide. This winter a total of seven core holes were drilled on Pod Three southwest of Pod One. Results were consistent with Connacher's expectations but are being held confidential for competitive reasons. More drilling to determine the size and geometry of this accumulation is anticipated next winter. At this stage there is no assurance that Pod Three will become a commercial accumulation.

Subject to board approval and availability of funding, Connacher also anticipates initiating a core hole drilling program in the winter of 2005-2006 comprised of up to 20 wells on or around what the company has labeled Pods "Two" and "Four", both situated several kilometers east of Pod One. This region is considered very prospective, based on available well data and related geological interpretations. Drilling in this region is of short duration due to its proximity to muskeg and caribou birthing grounds and more advanced planning is required as a consequence. Connacher did not attempt to access this area in 2005.

Connacher hopes this drilling can lead to further positive results and sequential development of additional discrete 10,000 bbl/d Pods over the next several years. Industry purchases in late 2004 of over $60 million worth of oil sands leases adjacent to or in the vicinity of the Company's lands underscore a growing confirmation of Connacher's approach in the region. Also, the level of investor interest in oil sands companies and the announcement of new partnerships, as well as transportation and upgrading initiatives underline the growing importance and awareness of the prospective role to be played by crude oil from the oil sands in meeting North American and worldwide demand for oil.

Various alternatives are being and will continue to be examined to raise the funds required to develop Pod One. These financing alternatives will be assessed against the benchmark of maximizing shareholder value retention at minimum dilution, without undue financial risk, and will include partnering, strategic alliances, or some combination of new equity, project debt and secured debt from available capital market sources. Connacher is also examining transportation alternatives, as well as other relationships, to facilitate access to stable blending options and to mitigate heavy oil price differentials and fuel costs, which influence economic returns for projects of this nature.

Consolidated Conventional Production surpasses 1,100 boe/d

Connacher recently drilled five new 100%-owned conventional wells at Battrum in southwest Saskatchewan. All wells were cased and are in the process of being placed onstream, a process hampered by recent rainfall and associated weather. This is being overcome and Connacher's consolidated production now exceeds 1,138 boe/d or approximately 34 percent above first quarter 2005 results. Current Canadian production at 800 boe/d is up 44 percent over first quarter 2005 levels and further gains are expected once one new horizontal well which was recently placed onstream reaches its productive capacity. A modest production purchase of 35 bbl/d at Battrum also contributed to the improvement. Included in consolidated production is 330 boe/d in Argentina, which is up 15 percent from first quarter 2005 levels, reflecting stronger seasonal demand for natural gas.

Connacher anticipates drilling three more wells in July 2005, two at Battrum and one at Tompkins, targeting Shaunavon natural gas.

Further drilling plans for 2005 will await the outcome of the company's next three wells and production performance at Battrum.

South America

Petrolifera Petroleum Limited has completed the interpretation of its successful 140 square kilometer 3D seismic program over its 100 percent-owned Puesto Morales/Rinconada concession in the Neuquen basin onshore Argentina. Thus far, a total of nine drillable prospects have been identified on these blocks and, subject to rig availability, up to five new wells are anticipated to be drilled prior to year-end 2005. These prospects are shallow, and generally have multi-zone potential for both crude oil and natural gas.

Petrolifera is also awaiting the imminent formal signing of Supreme Decrees authorizing the issuance of two 100%-owned licenses covering over five million acres in two blocks (106 and 107, respectively) in the Maranon and Ucayali Basins, Peru. All requisite approvals leading to the Decrees have been issued. Following their issuance, a formal license signing ceremony will be scheduled with the related Ministry and Perupetro, the state agency. Petrolifera has been advised this will likely be on or about July 5, 2005, if, as expected, the Decrees are signed this week.

Connacher owns 40% of Petrolifera's equity and manages its affairs pursuant to a management contract. Petrolifera plans to go public later in 2005, subject to market conditions.

Connacher is a Calgary-based crude oil and natural gas exploration company. Its common shares are listed on the Toronto Stocky Exchange under the symbol of CLL.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity and the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project. There can be no assurance that Petrolifera will be awarded the two licenses in Peru. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe, derived by converting gas to oil in the ratio of six thousand cubic feet to one barrel of oil (6mcf:1bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
**inquiries@connacheroil.com**
**www.connacheroil.com**

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE** **July 18, 2005**

# Connacher, Petrolifera Complete Signing of Block 106 License, Maranon Basis, Peru

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX), as guarantor and Petrolifera Petroleum Limited, through its wholly-owned subsidiary, Petrolifera Petroleum Del Peru S.A.C., confirmed today the signing of a License Contract with Perupetro for the exploration and exploitation of hydrocarbons on Block 106 in the Maranon Basin onshore northern Peru. The signing occurred at a ceremony in Lima, Peru on July 12, 2005, with Minister of Energy and Mines Sanchez and senior executives of Perupetro.

As previously advised, the License covers approximately two million acres and has a primary term of seven years with an agreed minimum work program of US $25.6 million, including the drilling of one well in each of year four and year seven. The License is held 100 percent by Petrolifera, the operator. Connacher retains a 10 percent carried working interest through the drilling of the first well in exchange for its guarantee. The carried working interest is exchangeable into a two percent gross overriding royalty in certain circumstances, and Petrolifera has a right of first purchase of Connacher's interest in the License.

Connacher is a public Canadian company listed on the Toronto Stock Exchange under the symbol CLL. Its principal asset is a 100 percent interest in 64,640 acres at its Great Divide project in the Alberta oil sands. Connacher also owns 40 percent of and provides management services to Petrolifera. Petrolifera is a private company with interests in the Neuquen Basin, Argentina and in Peru.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity and the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe, derived by converting gas to oil in the ratio of six thousand cubic feet to one barrel of oil (6mcf:1bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

**For further information please contact:**

R.A. Gusella, President and Chief Executive Officer
Connacher Oil and Gas Limited
Calgary, Alberta T2P 3S8
Phone: (403) 538-6201
Fax (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE** July 26, 2005

# Connacher Announces Resignation of Director

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX), announced today that "due to recent personal issues and commitments combined with relocating to Victoria, B.C.", Mr. Gary Freeman has resigned, effective immediately, from Connacher's Board of Directors. A replacement director is expected to be named in the near future.

Connacher wishes to thank Mr. Freeman for his contribution to the Company's recent progress and success.

**For further information please contact:**

R.A. Gusella, President and Chief Executive Officer
Connacher Oil and Gas Limited
Calgary, Alberta T2P 3S8

| | |
|---|---|
| Phone: | (403) 538-6201 |
| Fax | (403) 538-6225 |
| Website: | www.connacheroil.com |
| Email: | inquiries@connacheroil.com |

CONNACHER
OIL AND GAS LIMITED



August 2, 2005

**PRESS RELEASE**

**CONNACHER ANNOUNCES RESULTS OF GLJ RESERVE AND RESOURCES STUDY - GREAT DIVIDE OIL SANDS PROPERTY**

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL – TSX**) is pleased to announce the results of a reserve and resources study of its 100 percent-owned Great Divide oil sands property, which is comprised of 101 sections of oil sands leases situated approximately 80 kilometres southwest of Fort McMurray, Alberta. Over 538 million barrels of original oil-in-place probable and possible reserves and resources were assigned to Connacher's acreage, with initial and remaining recoverable reserves and resources of 311.2 million barrels. Pod One was assigned 69.6 million barrels of probable reserves with the eight percent pre-tax present value of future cash flow, calculated after royalties, operating costs and capital, estimated at **$290.5 million ($3.12 per basic common share outstanding).**

The study was conducted at Connacher's request by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineers of Calgary, Alberta. The results are contained in a report dated July 29, 2005 with an effective date of September 1, 2005, and contemplate Connacher proceeding with the filing of an application to develop Pod One at Great Divide with the relevant Alberta regulators, as expected, within the next several days.

The study was conducted in accordance with the Canadian Oil and Gas Evaluation Handbook and with National Instrument 51-101 ("NI 51-101"). The report was accepted by Connacher's Board of Directors earlier today, on the recommendation of its Reserves Subcommittee and its Audit Committee.

The report utilizes GLJ's July, 2005 full-year escalated pricing for the quality of crude oil to be produced at Great Divide, as follows:

| YEAR | PRICE ($/bbl) |
|---|---|
| 2007 | 30.37 |
| 2008 | 30.37 |
| 2009 | 30.62 |
| 2010 | 28.37 |
| 2011 | 26.62 |
| 2012 | 26.62 |
| 2013 | 27.25 |
| | +2% thereafter |

Reserves were only assigned to Pod One, in the proved and probable ("2P") and proved, probable and possible ("3P") categories, although no proved reserves were assigned pending startup of production, forecast by GLJ to occur in 2007. Economic forecasts were generated for 2P and 3P reserves. The study assumed 45 SAGD well pairs for the 2P case and 63 wells for the 3P case, with cumulative steam-oil ratios ("SOR") of 2.6 in both cases, but declining to 2.3 during peak production periods.

A summary of the 2P and 3P reserves assigned for Pod One is as follows:

| | PROVED PLUS PROBABLE UNDEVELOPED (2P) (mmstb) | PROVED PLUS PROBABLE PLUS POSSIBLE UNDEVELOPED (3P) (mmstb) |
|---|---|---|
| RESERVES | | |
| Original Oil –in-Place | 128.9 | 178.6 |
| Remaining Recoverable | 69.6 | 108.3 |

Connacher's 2P reserves at Pod One were forecast to generate $2.1 billion of future working interest revenue ($1.9 billion after royalties). The future undiscounted cash flow after deducting $735 million of forecast operating expenses, $4.7 million of abandonment and restoration charges and $310 million of net capital over the 25.3 year life of the project (11.9 years half-life) was estimated to be **$821.4 million** with an eight percent pre-tax present value of **$290.5 million ($3.12 per basic common share)** and a ten percent pre-tax present value of **$226.3 million ($2.43 per basic common share).** Connacher presently has 93 million common shares outstanding (100.3 million fully-diluted).

Connacher's 3P reserves at Pod One were forecast by GLJ to generate $3.7 billion of future working interest revenue ($3.2 billion after royalties). After deducting future estimated operating costs of $1.3 billion, abandonment and restoration costs of 7.1 million and the estimated net capital investment over the 36.3 year forecast life of the project (17.2 years half-life) of $468 million, the project is forecast to generate future undiscounted cash flow of $1.49 billion with an eight percent pre-tax present value of **$384.4 million ($4.13 per common share)** and a ten percent pre-tax present value of **$287.4 million ($3.09 per common share).**

The cutoffs used by GLJ for probable reserves were 15 metres of net pay for 2P reserves and 10 metres of net pay for 3P reserves.

The report also provided calculations of "Best Estimate Resources (>15 m Pay)" which included probable reserves at Pod One and "Low Certainty Resources (>10m Pay)" which included probable and possible reserves at Pod One, as well as recognizing the presence of four other pods on Connacher's lands. These additional four pods have insufficient drilling density, seismic mapping or project definition to be categorized as reserves at this time. Additional drilling and seismic activity could result in upgrading these to reserve status over time. In the interim, contingent resources were assigned based on best estimate mapping of these additional pods and the application of best estimate and low certainty recovery factors, as follows:

| BEST ESTIMATE RESOURCES (>15m PAY) | ORIGINAL OIL -IN-PLACE RESERVES (mmstb) | INITIAL RESERVES (mmstb) |
|---|---|---|
| POD 1 (2P reserves) | 128.9 | 69.6 |
| POD 2, POD 2 South | 53.8 | 21.8 |
| POD 3, Pod 4 | 79.5 | 36.1 |
| **TOTAL** | **262.4** | **127.5** |
| **LOW CERTAINTY RESERVES (>10m PAY)** | | |
| POD 1 (3P reserves) | 178.6 | 108.3 |
| POD 2, POD 2 South | 82.3 | 45.0 |
| POD 3, POD 4 | 116.8 | 66.0 |
| **TOTAL** | **377.7** | **219.3** |

The GLJ report also concluded that along the channel trend, there was "a likelihood that additional pods will be discovered with additional drilling." Two additional undiscovered pods were assigned 160.6 million barrels of oil-in-place in the prospective resource category, with initial recoverable prospective resources of 91.6 million barrels.

In total, then, GLJ assigned **538 million barrels** of probable and possible oil-in-place reserves and resources to Connacher's existing land base, at its present stage of development. Initial and remaining recoverable reserves and resources aggregated **311.2 million barrels** of bitumen. All reserve and resource estimates were done on a volumetric basis.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe, derived by converting gas to oil in the ratio of six thousand cubic feet to one barrel of oil (6mcf:1bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

**FOR FURTHER INFORMATION, CONTACT:**

**Richard A. Gusella**
**President and Chief executive officer**
**Connacher Oil and Gas Limited**
**Phone: (403) 538-6201**
**Fax: (403) 538-6225**
**Inquiries@Connacheroil.com**
**Website: www.Connacheroil.com**

CONNACHER
OIL AND GAS LIMITED

RECEIVED

Press Release August 10, 2005

# Connacher's Proved and Probable Reserves Up Over 1,800 Percent in First Half 2005

## Highlights

- **Great Divide reserves elevated to probable status per GLJ report**
- **Probable bitumen reserves for Pod One of 69.6 million barrels - 10 percent PW $226 million; 8 percent PW $290 million; other resources also recognized**
- **Great Divide EUB application nearing completion**
- **Total corporate proved and probable reserves now 73 million boe with 10 percent PW of $267 million, up 1,814 percent by volume and 703 percent by value**
- **Successful Canadian drilling results in oil production increases - now over 825 bbl/d, up 56 percent since January 2005**
- **Petrolifera signs license for Block 106 (Maranon) in Peru, prepares to sign for Block 107 (Ucayali) - total 5 million acres**

## Financial & Operating Highlights

| | Three months ended June 30 | | | Six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ($000's except per share amounts) | **2005** | **2004** | **% Change** | **2005** | **2004** | **% Change** |
| **FINANCIAL** | | | | | | |
| Total revenue | 2,796 | 3,556 | (21) | 4,653 | 6,846 | (32) |
| Cash flow from operations before working capital changes (1) | 877 | 516 | 70 | 1,142 | 1,460 | (22) |
| Per basic and diluted share (1) | 0.01 | 0.01 | - | 0.01 | 0.03 | (67) |
| Net earnings (loss) | (230) | (1,268) | 82 | 1,443 | (1,957) | - |
| Per share, basic and diluted | - | (0.03) | - | 0.02 | (0.04) | - |
| Capital expenditures | 5,649 | 2,602 | 117 | 11,697 | 12,994 | (10) |
| Cash on hand (net debt) | | | | 2,629 | (32,012) | - |
| Shareholders' equity | | | | 41,217 | 20,933 | 97 |
| Total assets | | | | 52,432 | 60,531 | (13) |
| Common shares outstanding (000's) | | | | | | |
| *Weighted average* | | | | | | |
| Basic | 92,875 | 47,042 | 97 | 92,037 | 46,553 | 98 |
| Diluted | 95,555 | 48,496 | 97 | 94,717 | 49,150 | 93 |
| End of Period | | | | | | |
| Issued | | | | 93,013 | 47,368 | 96 |
| Fully diluted | | | | 100,331 | 54,590 | 84 |
| **OPERATING** | | | | | | |
| Daily production / sales volumes | | | | | | |
| Crude oil - bbl/d | 702 | 1,004 | (30) | 666 | 932 | (29) |
| Natural gas - mcf/d | 1,416 | 1,860 | (24) | 1,372 | 2,064 | (34) |
| Barrels of oil equivalent - boe/d (2) | 938 | 1,314 | (29) | 894 | 1,276 | (30) |
| Prices | | | | | | |
| Oil - $/bbl | | | | | | |
| Canada | 40.70 | 28.74 | 42 | 35.00 | 29.18 | 20 |
| Argentina | 44.99 | 43.41 | 4 | 42.47 | 42.80 | (1) |
| Total | 41.23 | 29.46 | 40 | 35.96 | 29.90 | 20 |
| Natural gas - $/mcf | | | | | | |
| Canada | 6.06 | 6.57 | (8) | 5.87 | 6.08 | (3) |
| Argentina | 0.86 | 0.86 | - | 0.80 | 0.53 | 51 |
| Total | 0.99 | 5.11 | (81) | 1.08 | 4.73 | (77) |
| Barrels of oil equivalent - $/boe(2) | 32.35 | 29.74 | 9 | 28.42 | 29.49 | (4) |
| Operating netback - $/boe(2) | 17.28 | 12.53 | 38 | 15.00 | 13.12 | 14 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Continuing favorable progress at Great Divide, the expansion of Petrolifera and a reactivated and successful drilling program at Battrum, Saskatchewan were the dominant features of Connacher's activity in the first half of 2005.

## GREAT DIVIDE

At the Company's Great Divide, Alberta oil sands project, a successful 3D seismic program over a significant portion of Pod One was completed with high quality results. Interpretation of the data confirmed the geological model which had been developed from analysis of the cores and logs secured from the 19 core holes drilled on or around Pod One. Results confirmed the belief that development of Pod One was a commercially viable option. A considerable effort was exerted in the preparation of the extensive and detailed application to proceed with development of a 10,000 bbl/d project at Great Divide. This initiative is now virtually complete and should be submitted to regulators in a matter of days. Connacher has already initiated the consultation process with stakeholders who might be impacted by the project.

In conjunction with the application and analysis process, Connacher commissioned an independent evaluation of the reserves and resources associated with its Great Divide holdings. Subsequent to the reporting period, the results of the study by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineers of Calgary, Alberta, dated July 29, 2005 with an effective date of September 1, 2005, were released. The report and estimates were prepared in compliance with the Canadian Oil and Gas Evaluation Handbook ("COGEH") and with National Instrument 51-101 – Standards for Disclosure of Oil and Gas Activities ("NI 51-101").

As a consequence of Pod One becoming a project for which regulatory approval was being sought, GLJ was able to recognize a significant portion of Pod One reserves in the probable reserve category, while continuing to recognize significant additional Pod One reserves in the possible category. Reserves will not be recognized as "proved" until production is underway. GLJ assigned 69.6 million probable ("2P") recoverable barrels of bitumen to Pod One and 108.3 million barrels of probable and possible reserves ("3P"). Using their July 2005 full-year escalated pricing for Great Divide crude, GLJ estimated the probable reserves for Pod One alone to have a 10 percent pre-tax present value, after deducting forecast royalties, operating costs, capital and abandonment and restoration charges over the project life exceeding 25 years to be $226.3 million (approximately $2.40 per basic common share). The probable and possible reserves ("3P") were estimated to have a 10 percent present value, calculated on a consistent basis, of $287.4 million (approximately $3.09 per common share).

GLJ also recognized the existence of four additional pods on Connacher's extensive acreage in the Great Divide region and the likelihood that additional pods will be discovered with additional drilling. Outside of Pod One, no economic value was assigned to these "best estimate" or "low certainty" resources at this time as they have insufficient drilling density, seismic mapping or project definition to be categorized as reserves. In total, GLJ recognized 538 million barrels of probable and possible reserves and low certainty resources on Connacher's lands, with initial and remaining recoverable probable and possible reserves and low certainty resources of 311.2 million barrels.

Shareholders are cautioned that the estimates of reserves and future net revenue for individual properties, such as Great Divide, may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Following submission of its Pod One development application to Alberta's Energy Utilities Board and Alberta Environment, Connacher will focus on its financing alternatives over the next several months, while continuing the process of detailed engineering design, procurement and preparation for expanded field activity and plant construction. The regulatory review is expected to take approximately six months. Additionally, plans will be formulated for an extensive core hole program of up to 50 wells on already-identified pods, including several additional wells on Pod One, which could further expand its reserve base.

In reviewing financing alternatives, Connacher's goal for shareholders is maximum value retention at minimum dilution. A review of downstream integration alternatives will also be factored into this evaluation, with a view to a reduction of the price differential risks associated with heavy oil production. Other alternatives including joint venturing and tax-driven partnerships are being evaluated. The significant escalation in investor and industry interest in the oil sands should work in the company's favor as its strategy is crystallized into action.

Subsequent to the reporting period, Connacher also acquired a further six sections (3,840 acres) of oil sands leases and five sections (3,200 acres) of P&NG rights in the Great Divide region for approximately $218,000. These lands are contiguous with or associated with the Company's existing landholdings in the region.

In addition to the GLJ evaluation of reserves and resources at Great Divide, Connacher has also received updated estimates of its conventional Canadian reserves and the Argentinean properties of Petrolifera, as prepared by DeGolyer and MacNaughton Canada Limited ("D&M"), independent Petroleum Consultants of Calgary, Alberta. The effective date of D&M's report is June 30, 2005 and September 1, 2005 for the GLJ report. All reports were prepared in accordance with COGEH and NI 51-101, with each consultant's current and posted price deck applied.

Remaining Reserves and Future Cash Flow
Forecast Price Case at June 30 and September 1, 2005
Company Share

| | **Remaining Reserves** | | | | | | **Future Net Revenue(8,9,10,11,12)** | |
|---|---|---|---|---|---|---|---|---|
| | **Crude Oil** | | **Natural Gas** | | **NGLs** | | **Undiscounted** | **Discounted** |
| **Reserve Category** | **Gross[1]** | **Net[1]** | **Gross[1]** | **Net[1]** | **Gross[1]** | **Net[1]** | | **at 10%** |
| | **stb** | **stb** | **mmcf** | **mmcf** | **bbl** | **bbl** | **$000** | **$000** |
| Proved Developed[2] | | | | | | | | |
| Producing [5] | 1,514,054 | 1,195,582 | 1,190 | 1,032 | 2,307 | 1,618 | 26,831 | 20,589 |
| Non-producing [6] | 1,477 | 929 | 160 | 143 | - | - | 853 | 715 |
| Total Proved Developed | 1,515,531 | 1,196,511 | 1,350 | 1,175 | 2,307 | 1,618 | 27,684 | 21,304 |
| Proved Undeveloped [7] | 450,133 | 362,698 | 295 | 254 | - | - | 7,047 | 4,782 |
| TOTAL PROVED ("1P") | 1,965,664 | 1,559,209 | 1,645 | 1,429 | 2,307 | 1,618 | 34,731 | 26,086 |
| Probable [3] | 70,992,716 | 62,116,257 | 1,903 | 1,653 | 888 | 617 | 852,327 | 240,513 |
| TOTAL Proved & Probable ("2P") | 72,958,380 | 63,675,466 | 3,548 | 3,082 | 3,195 | 2,235 | 887,058 | 266,599 |
| Possible [4] | 40,686,571 | 34,967,572 | 4,571 | 3,690 | 119 | 103 | 722,017 | 78,627 |
| TOTAL Proved & Probable & Possible ("3P") | 113,644,951 | 98,643,038 | 8,119 | 7,042 | 3,314 | 2,338 | 1,609,075 | 345,226 |

(1) "Gross reserves are the Company's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Company."Net Reserves" are the Company's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Company's royalty interests in reserves.
(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90 percent likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved reserves.
(3) *"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will exceed the estimated proved plus probable reserves.*
4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
5) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
6) "Developed Non-Producing" reserves are those reserves that have either not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
7) *"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render* them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8) The values do not necessarily represent the fair market value.
(9) Including ARTC.
(10) Before income taxes and indirect costs and after capital costs and future abandonment costs net of salvage value.
(11) Includes 100 percent of Petrolifera's Argentinean reserves. Connacher owned 40 percent of Petrolifera at June 30, 2005
(12) May not add due to rounding.

Additionally, GLJ also assigned 202.6 million low certainty recoverable resources to four pods and two prospective pods on Connacher's Great Divide oil sands properties, with no economic value calculated for these resources until they can be upgraded to project and reserve status.

Of the Company's total 73.6 million boes of gross proved and probable recoverable reserves, 72.2 million boes are located in Canada with the balance in Argentina. Of total Canadian probable reserves, 69.6 million barrels or 96 percent are in Pod One at Great Divide with the balance primarily at Battrum and Tompkins, Saskatchewan.

Of the Company's total 41.4 million boes of gross possible reserves, 39.8 million boes are located in Canada with the balance in Argentina. Of total Canadian possible reserves, 38.7 million barrels or 97 percent are in Pod One located at Great Divide, Alberta with the balance at conventional properties in Saskatchewan.

Sixty percent of the equity of Petrolifera is owned by shareholders other than Connacher, and accordingly while the accounts of Petrolifera are consolidated with those of Connacher as at June 30, 2005, 788,000 boes of proved and probable reserves and 997,000 boe's of possible reserves owned by Petrolifera are not beneficially owned by Connacher due to the ownership structure of Petrolifera.

The 10% present value of the Company's future net revenue from proved and probable reserves has increased from $33.2 million at year-end 2004 to $266.6 million ($2.90 per basic common share) as at June 30, 2005, an increase of 703 percent. Connacher's 2P recoverable reserve volumes are 1,814 percent above year end 2004; 3P gross reserve volumes have increased 102 percent.

### Argentina

As previously reported, in early 2005 Petrolifera completed a 150 square kilometer 3D seismic program over a significant portion of the Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Interpretation of the seismic has resulted in nine drillable locations, with attractive reserve potential. A shortage of available rigs has precluded drilling these prospects, but Petrolifera is in the queue for a drilling rig and a completion rig to drill up to five successive wells, commencing October 1, 2005. Drilling will be initiated sooner if a rig becomes available. The prospects to be drilled are relatively shallow 1,500 - 1,700 metre tests to evaluate several horizons for both oil and natural gas, with the Sierras Blancas and Quintico the primary objectives. If success is achieved, numerous follow-up development locations are anticipated.

Effective June 1, 2005, the price received by Petrolifera for natural gas being sold in Argentina was renegotiated to a level of $1.13 per mcf, an increase of over 50 percent. The price is subject to further review and adjustment every six months.

### Peru

Subsequent to the reporting period, the formal signing ceremony for License 106 in the Maranon Basin took place in Lima, Peru. This two million acre block is well-situated, surrounding the Corrientes Field, a 200 million barrel field and the largest in the Basin. Furthermore, the block is surrounded by other smaller fields and is bisected by an underutilized pipeline, such that any new discovery could access markets quickly.

The signing ceremony for Block 107 in the Ucayali Basin is tentatively scheduled for August 23, 2005. This is also a high potential block covering over three million acres northwest of and on trend with the giant Camisea natural gas complex.

Connacher and Petrolifera are enthused about the potential of these two large, significant blocks. Serious exploration work will be initiated once baseline environmental studies are completed. Peru is emerging as a dynamic and resurgent country for the oil and gas business and further opportunities are being examined.

# Management's Discussion and Analysis ("MD&A")

The following is dated as of August 10, 2005 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and six months ended June 30, 2005 and 2004 as contained in this interim report and the annual MD&A and audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. Additional information relating to the company, including the company's 2004 Annual Report and Annual Information Form ("AIF"), is on SEDAR at www.sedar.com. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). Boes may be misleading particularly if used in isolation. The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

## FINANCIAL AND OPERATING REVIEW

### PRODUCTION, PRICING AND REVENUE

| | Three Months Ended June 30 | | | Six Months Ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2005** | **2004** | **% change** | **2005** | **2004** | **% change** |
| Daily production / sales volumes | | | | | | |
| **Oil – bbl/d** | | | | | | |
| Canada | 616 | 955 | (35) | 580 | 883 | (34) |
| Argentina | 86 | 49 | 76 | 86 | 49 | 76 |
| Total | 702 | 1,004 | (30) | 666 | 932 | (29) |
| **Natural Gas – mcf/d** | | | | | | |
| Canada | 35 | 1,383 | (98) | 76 | 1,562 | (95) |
| Argentina | 1,381 | 477 | 190 | 1,296 | 502 | 158 |
| Total | 1,416 | 1,860 | (24) | 1,372 | 2,064 | (34) |
| **Combined – boe/d** (1) | | | | | | |
| Canada | 622 | 1,185 | (48) | 593 | 1,143 | (48) |
| Argentina | 316 | 129 | 144 | 301 | 133 | 126 |
| Total | 938 | 1,314 | (29) | 894 | 1,276 | (30) |
| **Product pricing ($)** | | | | | | |
| Oil – per bbl | | | | | | |
| Canada | 40.70 | 28.74 | 42 | 35.00 | 29.18 | 20 |
| Argentina | 44.99 | 43.41 | 4 | 42.47 | 42.80 | (1) |
| Weighted average | 41.23 | 29.46 | 40 | 35.96 | 29.90 | 20 |
| Natural gas – per mcf | | | | | | |
| Canada | 6.06 | 6.57 | (8) | 5.87 | 6.08 | (3) |
| Argentina | 0.86 | 0.86 | - | 0.80 | 0.53 | 51 |
| Weighted average | 0.99 | 5.11 | (81) | 1.08 | 4.73 | (77) |
| **Boe – per boe** | | | | | | |
| Canada | 40.66 | 30.82 | 32 | 35.01 | 30.84 | 14 |
| Argentina | 16.01 | 19.83 | (19) | 15.49 | 17.82 | (13) |
| Weighted average | 32.35 | 29.74 | 9 | 28.42 | 29.49 | (4) |
| **Petroleum and natural gas sales ($000's)** | | | | | | |
| Canada | 2,301 | 3,323 | (31) | 3,755 | 6,416 | (41) |
| Argentina | 460 | 233 | 97 | 846 | 430 | 97 |
| Total | 2,761 | 3,556 | (22) | 4,601 | 6,846 | (33) |
| **Other income ($000's)** | | | | | | |
| Canada | 35 | - | | 53 | - | |
| Argentina | - | - | | - | - | |
| Total | 35 | - | | 53 | - | |

*(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.*

Results for the second quarter of 2005 were significantly affected by the disposition of Canadian producing oil and gas properties in July 2004. Production from these properties represented approximately 500 boe/d or 40 percent of the company's second quarter 2004 daily production. The decline in Canada was offset by an increase in Argentinean production, primarily as a result of purchasing the operator's 50 percent working interest near year end 2004. As a consequence of the resultant 29 percent decrease in sales volume in the second quarter and an increase in overall product pricing of nine percent from the second quarter of the prior year, total revenue in the second quarter of 2005 decreased by 22 percent to $2.8 million compared to $3.6 million reported in the second quarter of 2004. Canadian revenues for the second quarter were $2.3 million, down 30 percent from $3.3 million in the same 2004 period (due to the aforementioned property sales), while Argentinean revenues were up 97 percent to $460,000 from $233,000 in 2004.

The price realized for Canadian oil sales was $40.70 per barrel, up 42 percent in the second quarter of 2005 compared with 2004, and was up 20 percent to $35.00 per bbl for 2005 year-to-date compared to $29.18 realized in the first six months of 2004. This increase was a result of higher world oil prices (WTI rose 39 percent in the second quarter 2005 compared to the second quarter 2004 and increased by 40 percent in the first half of 2005 compared to the first half of 2004), and the expiry on March 31, 2005 of an oil sales contract for a portion of crude oil sales at a price lower than world market prices. The company now sells its crude oil at market prices with a US $0.50 premium per barrel.

Results for the first half of 2005 reflect similar changes for the same reasons. Total revenues of $4.7 million were down 33 percent from the prior year, reflecting a reduction of 30 percent in sales volumes and a four percent reduction in product pricing. Canadian revenues of $3.8 million were down 40 percent as a result of a sales volumes decline of 48 percent, offset by an increase in product pricing of 14 percent. For Argentina, year-to-date revenues of $846,000 represents a 97 percent increase from 2004, as a result of sales volumes increasing by 126 percent, offset by a thirteen percent decline in pricing.

As a result of the 2004 property sales, natural gas sales volumes in Canada were nominal. Consequently, the low regulated natural gas price received in Argentina has had a significant effect on reducing the overall natural gas selling price from $4.73 per mcf to $1.08 this year. Recently natural gas pricing in Argentina has improved to $1.13 per mcf (from $0.74 per mcf), and is expected to continue to rise in the near term. However, these prices are expected to continue to be significantly lower than unregulated North American natural gas market prices.

## ROYALTIES

| | For the Six Months Ended June 30 | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Total | Per boe | Total | Per boe |
| Canada | $958,875 | $8.94 | $1,246,947 | $5.99 |
| percentage of total oil and gas revenue | 26% | | 19% | |
| Argentina | $98,719 | $1.81 | $70,178 | $2.91 |
| percentage of total oil and gas revenue | 12% | | 16% | |
| **Total** | $1,057,594 | $6.53 | $1,317,125 | $5.68 |
| percentage of total oil and gas revenue | 23% | | 19% | |

Royalties represent charges against production or revenue by governments and landowners. Royalties in the second quarter of 2005 were $689,000 ($8.07 per boe, or 26 percent of oil and gas revenue) compared to $712,000 in the second quarter of 2004 ($5.95 per boe, or 22 percent of oil and gas revenue). From period to period, royalties can change slightly based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices. The change from 2004 to 2005 reflects this.

For the year-to-date, royalties were $1.1 million (23 percent of revenue or $6.53 per boe) compared to $1.3 million (19 percent of revenue or $5.68 per boe) for the first six months of 2004. This twenty percent overall reduction in royalties reflects the overall 30 percent reduction in sales volumes offset by the consequence to crude oil royalties of a twenty percent increase in Canadian oil prices.

## OPERATING EXPENSES AND OPERATING NETBACKS

**Company Operating Netbacks - combined Canada and Argentina [1]**
**For the six months ended June 30**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe/d) | 894 | | 1,276 | | (30) | |
| Petroleum and natural gas revenue | $4,600,486 | $28.42 | $6,846,040 | $29.49 | (33) | (4) |
| Other income | 52,992 | 0.33 | - | - | - | - |
| Total revenue | 4,653,478 | 28.75 | 6,846,040 | 29.49 | (32) | (3) |
| Royalties | (1,057,594) | (6.53) | (1,317,125) | (5.68) | (20) | 15 |
| Net revenue | 3,595,884 | 22.22 | 5,528,915 | 23.81 | (35) | (7) |
| Operating costs | (1,159,362) | (7.16) | (2,397,686) | (10.32) | (52) | (31) |
| Transportation costs | (9,525) | (0.06) | (84,593) | (0.37) | (89) | (84) |
| ***Operating netback*** | $2,426,997 | $15.00 | $3,046,636 | $13.12 | (20) | 14 |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback.

Operating costs decreased by 52 percent in the second quarter of 2005 to $629,000 compared to $1.3 million in the comparative 2004 quarter. This reflects reduced sales volumes, together with better operating efficiencies with current production. Second quarter 2005 unit costs of $7.42 per boe were 34 percent lower than $11.26 per boe in the same 2004 period. Following the sale of the Cabri, Saskatchewan property and the higher-cost heavy oil production at Islay and Lloydminster, Alberta, current quarter Canadian operating costs have declined to $8.44 per boe ($11.88 per boe in the second quarter of 2004). Argentinean operating costs were down slightly from last year, averaging $5.41 per boe in the second quarter of 2005 compared to $5.58 per boe in the second quarter of 2004.

The benefit of having sold the higher-operating cost properties in 2004 is also reflected in lower year-to-date operating costs . Overall operating costs were down 52 percent to $1.2 million from $2.4 million and by 31 percent on a boe basis to $7.16 from $10.32 in the first half of 2004.

Transportation costs were lower as a result of having sold the higher-cost heavy oil properties in 2004 resulting in lower volumes and less trucking costs.

**2005 Operating Netbacks by Country and Product**
*For the six months ended June 30, 2005*
Per unit netbacks are calculated by dividing netbacks by sales volumes.

Operating netbacks by product type and by country are indicated below.

| | Canada | | | | Argentina | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude oil | | Natural gas | | Crude oil | | Natural gas | |
| | Total | Per bbl | Total | Per mcf | Total | Per bbl | Total | Per mcf |
| **Average daily production** | 580 bbl/d | | 76 mcf/d | | 86 bbl/d | | 1,296 mcf/d | |
| Total revenue | $3,673,404 | $35.00 | $81,317 | $5.87 | $658,636 | $42.47 | $187,129 | $0.80 |
| Royalties | (954,236) | (9.09) | (4,639) | (0.34) | (77,319) | (4.99) | (21,400) | (0.09) |
| Operating and transportation costs | (865,502) | (8.25) | (40,069) | (2.91) | (206,236) | (13.30) | (57,080) | (0.24) |
| **Operating netback** | $1,853,666 | $17.66 | $36,609 | $2.62 | $375,081 | $24.18 | $108,649 | $0.47 |

Consolidated operating netbacks for the second quarter of 2005 increased 38 percent to $17.28 per boe compared to the second quarter of 2004. Canadian netbacks in the second quarter of 2005 were $21.69 per boe up 69 percent from the same 2004 period. These increases were primarily due to the increase in oil prices and lower operating costs. For the second quarter of 2005, Argentinean netbacks were down seven percent to $9.21 per boe compared to $9.89 for the same 2004 period, as a result of operating costs per boe being slightly higher in 2005.

For the year-to-date, consolidated operating netbacks were $15.00 per boe, a 14 percent increase from the $13.12 reported in the first half of 2004.

Canadian netbacks for the 2005 year-to-date were $17.62 per boe, compared to $13.53 per boe in the first six months of 2004, while Argentinean netbacks averaged $8.86 per boe in the first six months of 2005, compared to $9.58 per boe in the first six months of 2004. The lower Argentinean netbacks primarily reflect low natural gas prices compared to North America.

Netbacks do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Nevertheless, Connacher's management uses netback as a performance measurement.

## GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative (G&A) expenses decreased by $106,000 to $582,000 in the second quarter of 2005, due to a reduction in public company and staffing costs.These reductions exceeded the added costs incurred in respect of establishing additional international operations for Petrolifera. For the year-to-date, however, G&A costs increased by $155,000, primarily to establish Petrolifera's operations.

A non-cash stock-based compensation expense of $331,000 (2004 - $41,000) was also incurred in the first six months of 2005 reflecting the fair value of all stock options granted and vested in the period. In 2005 year-to-date, G&A of $73,000 was capitalized (2004 - $nil).

A reduction in unit costs is expected as volumes increase, especially when Great Divide production commences.

## INTEREST AND FOREIGN EXCHANGE

In late 2004 the company paid off its bank debt and has had limited indebtedness in 2005. In future Connacher will utilize banking facilities as appropriate to leverage shareholders' capital while growing the company. No debt was used in the Argentinean operations.

When translating foreign denominated financial statements and operating results, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange gain of $22,000 in the second quarter and $42,000 in the 2005 year-to-date (2004 - $2,000 for each comparative period). The company's main exposure to foreign currency risk relates to the pricing of crude oil sales, which are denominated in US dollars.

## DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion (DD&A) expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the second quarter of 2005 was $1.2 million, a 43 percent decrease from last year. This decrease is primarily the result of substantially lower production and sales volumes. For the year-to-date, DD&A was $2.4 million, a 42 percent decrease from the first six months of 2004, or $14.74 per boe compared to $17.69 per boe, a 17 percent reduction from 2004, and an improved production-to-proved reserve ratio.

Capital costs of $12.6 million (2004 – $ 5.9 million) related to major development projects in a pre-production state in Argentina, at Tompkins,

Saskatchewan and at the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have been assigned to these projects. Additionally, undeveloped land acquisition costs of $2.3 million (2004 – $3.6 million) were excluded from the depletion calculation, while future development costs of $3.7 million for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $72,000 (2004 - $119,000) to accrete the company's estimated asset retirement obligation. These charges will continue to be necessary in future to accrete the currently booked discounted liability of $3.0 million to the estimated total undiscounted liability of $5.7 million over the estimated remaining economic life of the company's oil and gas properties.

### DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of common shares and common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher pursuant to an outstanding promissory note to $750,000. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the company of $3 million in the first quarter of 2005. If market conditions permit, a public financing is contemplated by Petrolifera in 2005.

### INCOME APPLICABLE TO NON-CONTROLLING INTERESTS

The non-controlling interests credit of $88,000 reported in the second quarter of 2005 (2004 – nil) and $123,000 for the year-to-date (2004 – nil) represents the non-controlling shareholders' equity share of the loss of the consolidated entity, Petrolifera.

### TAXES

The current income tax recovery of $55,000 for the second quarter and $42,000 for the year-to-date relates to income taxes recoverable in Argentina for which a provision was made in 2004. There are no Canadian cash taxes payable, as the company has substantial Canadian tax pools to shelter its income.

A future tax provision of $167,000 was recorded in the first half of 2005. In the comparative 2004 period the company reported recoverable future taxes of $730,000.

At June 30, 2005 the company had approximately $44 million of deductible tax pools and approximately $4 million of operating loss carry-forwards in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

### CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2005 or 2004.

### NET EARNINGS AND SHARES OUTSTANDING

**For the six months ended June 30**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | **Total** | **Per boe** | **Total** | **Per boe** | **Total** | **Per boe** |
| Operating netback | $2,426,997 | $15.00 | $3,046,636 | $13.12 | (20) | 14 |
| General & administrative | (1,251,456) | (7.73) | (1,096,683) | (4.72) | 14 | 64 |
| Stock-based compensation | (331,011) | (2.04) | (41,000) | (0.18) | 707 | 1,033 |
| Interest | (76,006) | (0.47) | (490,020) | (2.11) | (84) | (77) |
| Foreign exchange gain (loss) | 41,860 | 0.25 | 1,557 | - | 2,589 | - |
| Depletion, depreciation and accretion | (2,386,049) | (14.74) | (4,107,591) | (17.69) | (42) | (17) |
| Dilution gain | 3,020,329 | 18.66 | - | - | - | - |
| Non-controlling interests | 123,220 | 0.76 | - | - | - | - |
| Income tax recovery (provision) | (124,579) | (0.77) | 730,000 | 3.14 | - | - |
| Net earnings (loss) | $1,443,305 | $8.92 | $(1,957,101) | $(8.44) | - | - |

In the second quarter of 2005 the company reported a net loss of $230,000 ($nil per basic and diluted share outstanding). This compares to a net loss of $1.3 million or $0.03 loss per basic and diluted share outstanding for the same 2004 period.

For the year-to-date the company reported net earnings of $1.4 million ($0.02 per basic and diluted share outstanding) compared to a loss of $2 million ($0.04 loss per basic and diluted share outstanding) for the first six months of 2004.

In the 2005 year-to-date, the weighted average number of shares outstanding was 92,036,801 (2004 – 46,553,292) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 94,717,025 (2004 – 49,149,819). The substantial increase in shares outstanding period over period reflects the 2004 issuance from treasury of 41,706,663 common shares for gross cash proceeds of $21.3 million.

As at August 10, 2005, the company had the following securities issued and outstanding:

- 93,302,538 common shares;
- 2,065,730 share purchase warrants; and
- 6,962,700 share purchase options.

Details of the exercise rights and terms of the warrants and options are noted in the consolidated financial statements, included in this quarterly report.

**LIQUIDITY AND CAPITAL RESOURCES**

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow from operations before working capital changes by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow from operations before working capital changes by the quantum of crude oil and natural gas (expressed in boe's) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

Reconciliation of net earnings to cash flow from operations before working capital changes:

| | Three months ended June 30, 2005 | Six months ended June 30, 2005 |
|---|---|---|
| **Net earnings (loss)** | (229,742) | 1,443,305 |
| **Add (deduct):** | | |
| Stock-based compensation | 113,961 | 331,011 |
| Depletion, depreciation and accretion | 1,192,715 | 2,386,049 |
| Future income tax provision (recovery) | (89,420) | 166,828 |
| Foreign exchange gain | (22,218) | (41,860) |
| Loss applicable to non controlling interests | (88,110) | (123,220) |
| Dilution gain | - | (3,020,329) |
| Cash flow from operations before working capital changes | 877,186 | 1,141,784 |

Cash flow in the second quarter of 2005 was $877,000 ($0.01 per basic and diluted share) compared to $516,000 ($0.01 per basic and diluted share) in the same 2004 period.

For the year-to-date cash flow was $1.1 million ($0.01 per basic and diluted share) compared to $1.5 million ($0.03 per basic and diluted share) in the first six months of 2004.

Cash flow per boe was $10.28 in the second quarter of 2005 compared to $4.32 in the second quarter of 2004. This represents 32 percent of the average company selling price compared to 15 percent in 2004.

Cash flow per boe for the first six months of 2005 was $7.06 per boe compared to $6.29 per boe for the same period in 2004.

In the second quarter of 2005 the company drilled a total of 4.75 net wells at Battrum, Saskatchewan. Total capital expenditures in the second quarter were $5.6 million.

For the first six months of 2005, capital expenditures totaled $11.7 million. A breakdown of these expenditures for the sixth month period is as follows:

- $7 million, primarily in Canada for drilling 19 oil sands delineation core holes, 4.75 net conventional oil wells and for workovers of conventional wells at Battrum, Saskatchewan;
- $3 million for seismic and research studies in Canada and Argentina;
- $1 million for property acquisitions in Canada; and
- $700,000 for other expenditures.

***Great Divide Oil Sands Project, Northern Alberta***

The company holds a 100 percent working interest in 64,640 acres of oil sands leases in northern Alberta. To date, the focus has been on a four section tract ("Pod One") on which approximately $9 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir in the first Pod, and to prepare an application for regulatory approval to develop a 10,000 bbl/d steam assisted gravity drainage ("SAGD") project in 2006 for Pod One. Capital development costs for Pod One are being determined and are expected to reach up to $200 million. Subject to further refinement, approximately two-thirds of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Management and the board of directors are assessing the best means to finance this project, including maintaining

a 100 percent working interest and raising new equity and debt or exchanging a portion of the company's interests in a joint venture arrangement for third party funding.

**Tompkins Natural Gas Project, Southwest Saskatchewan**
In late 2003 and in early 2004, the company drilled and cased nine natural gas wells and one oil well. Costs incurred to date have been on budget. The oil well has been producing throughout 2004 and 2005 and has paid out. The natural gas wells require further evaluation and additional wells will likely be required to establish a sufficient reserve base for commercial exploitation. The company was financially constrained for most of 2004 and deferred this activity, but now has increased financial capacity to complete the project, pending availability of services, surface access to the leases due to environmental sensitivity and prioritization of investment alternatives.

**Argentina**
In 2005 expenditures of $1.2 million were incurred for new 3D seismic to validate a new development drilling program on the Puesto Morales/ Rinconada concession in the Neuquen Basin, Argentina. A development drilling program will commence as soon as a drilling rig can be secured. This activity will be financed from the proceeds of the private placement financing completed by Petrolifera in March 2005.

FINANCING ACTIVITIES
Other than the financing required for the capital costs of the Great Divide Oil Sands Project, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program on conventional properties in the short term. In the longer term, it may be necessary to access additional capital in the equity markets. Except for a commitment to incur $65,000 of capital expenditures on behalf of joint venturers in the Tompkins area, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

The equity financing completed in late 2004 included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. At August 10, 2005, the company had fulfilled approximately $5.7 million of this obligation. The remaining $1.3 million obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## OUTLOOK
The company's business plan for 2005 is expected to facilitate substantial growth. To accomplish this growth the company expects a measured but active capital program of oil and gas property acquisition and development drilling in Canada and in Argentina. Emphasis is expected to be placed on delineating and developing the Great Divide oil sands property in Alberta while the conventional production base provides funds to cover the company's overhead requirements and fund a portion of capital expenditures.

Forecast operating cash flow, available cash, possible new bank borrowings and additional equity as required will finance Connacher's expected 2005 capital spending program. Joint ventures may also be utilized.

All estimates and statements which may have been issued with respect to 2005 expectations are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its internal 2005 capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's internal 2005 plan, or any variation thereof, will be attained. Reference is made to the company's AIF for a description of the risks and uncertainties affecting the company and its business.

## QUARTERLY RESULTS

| | 2003 | | | 2004 | | | | 2005 | |
|---|---|---|---|---|---|---|---|---|---|
| **Three Months Ended** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** |
| ***Financial Highlights*** *($000 except per share amounts) - Unaudited* | | | | | | | | | |
| Total revenue | 2,474 | 2,491 | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 | 1,857 | 2,796 |
| Cash flow from operations before working capital changes (1) | 821 | 745 | 1,008 | 944 | 516 | 478 | 471 | 265 | 877 |
| Basic, per share (1) | 0.02 | 0.02 | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 |
| Diluted, per share (1) | 0.03 | 0.02 | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 |
| Net earnings (loss) | 44 | 2,815 | 1,030 | (689) | (1,268) | (869) | (150) | 1,673 | (230) |
| Basic, per share | - | 0.08 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - |
| Diluted, per share | - | 0.07 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - |
| Capital expenditures | 4,272 | 5,715 | 15,015 | 10,391 | 2,603 | 681 | 3,954 | 6,047 | 5,649 |
| *Proceeds on disposal of PNG properties* | - | - | - | - | 89 | 17,564 | (49) | - | - |
| Bank debt | 12,500 | 13,800 | 12,100 | 20,600 | 23,655 | 7,563 | - | - | 250 |
| Working capital surplus (deficiency) | (179) | (2,695) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 | 5,588 | 854 |
| Cash on hand (net debt) | (12,679) | (16,495) | (21,094) | (30,450) | (32,012) | (14,207) | 3,914 | 8,286 | 2,629 |
| Shareholders' equity | 9,718 | 13,613 | 24,182 | 21,655 | 20,933 | 20,217 | 40,502 | 41,206 | 41,217 |
| **Operating Highlights** | | | | | | | | | |
| Production / sales volumes | | | | | | | | | |
| Natural gas - mcf/d | 1,033 | 1,012 | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 | 1,328 | 1,416 |
| Crude oil - bbl/d | 752 | 839 | 978 | 859 | 1,004 | 636 | 646 | 629 | 702 |
| Equivalent - boe/d (2) | 924 | 1,008 | 1,228 | 1,237 | 1,314 | 814 | 861 | 850 | 938 |
| Pricing | | | | | | | | | |
| Crude oil - $/bbl | 33.10 | 29.40 | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 | 30.02 | 41.23 |
| Natural gas - $/mcf | 2.18 | 2.35 | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 | 1.18 | 0.99 |
| Selected Highlights - $/boe (2) | | | | | | | | | |
| Weighted average sales price | 29.37 | 26.84 | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 | 24.04 | 32.35 |
| Other income | 0.04 | 0.03 | 0.10 | - | - | 0.33 | 0.15 | 0.24 | 0.41 |
| Royalties | 5.20 | 5.08 | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 | 4.82 | 8.06 |
| Operating and transportation costs | 7.46 | 7.89 | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 | 7.01 | 7.42 |
| Operating netback (3) | 16.75 | 13.90 | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 | 12.45 | 17.28 |
| **Common Share Information** | | | | | | | | | |
| Shares outstanding at end of period (000's) | 34,082 | 36,512 | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 | 92,753 | 93,013 |
| Weighted average shares outstanding for the period | | | | | | | | | |
| Basic (000's) | 29,421 | 35,820 | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 | 91,189 | 92,875 |
| Diluted (000's) | 31,945 | 38,817 | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 | 94,197 | 95,555 |
| Volume traded during quarter (000's) | 8,342 | 10,027 | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 | 40,486 | 16,821 |
| Common share price ($) | | | | | | | | | |
| High | 0.76 | 0.87 | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 | 1.22 | 1.05 |
| Low | 0.40 | 0.65 | 0.74 | 0.73 | 0.30 | 0.28 | 0.29 | 0.49 | 0.68 |
| Close (end of period) | 0.71 | 0.75 | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 | 0.93 | 0.82 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) For detailed netbacks by product type and by country, see "Operating Expenses and Operating Netbacks", in this MD&A.

# Consolidated Balance Sheets
CONNACHER OIL AND GAS LIMITED

| | June 30 2005 | December 31 2004 |
|---|---|---|
| | (unaudited) | |
| | $ | $ |
| **ASSETS** | | |
| | | |
| CURRENT | | |
| Cash and cash equivalents | 2,878,857 | 3,914,181 |
| Accounts receivable | 2,181,341 | 1,773,005 |
| Prepaid expenses | 211,918 | 309,062 |
| | 5,272,116 | 5,996,248 |
| | | |
| Property and equipment | 45,969,774 | 36,542,595 |
| Future income tax asset | 1,190,000 | 3,678,270 |
| | 52,431,890 | 46,217,113 |
| | | |
| **LIABILITIES** | | |
| | | |
| CURRENT | | |
| Accounts payable | 4,168,081 | 2,446,947 |
| Bank loan (Note 5) | 250,000 | - |
| | 4,418,081 | 2,446,947 |
| | | |
| Asset retirement obligations (Note 4) | 2,997,500 | 2,905,477 |
| Deferred credits | 310,668 | 353,771 |
| Non-controlling interests (Note 2) | 3,488,443 | 8,930 |
| | 11,214,692 | 5,715,125 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| | | |
| Share capital and contributed surplus (Note 6) | 38,562,724 | 39,290,819 |
| Retained earnings | 2,654,474 | 1,211,169 |
| | 41,217,198 | 40,501,988 |
| | 52,431,890 | 46,217,113 |

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED

| (unaudited) | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **REVENUE** | | | | |
| Petroleum and natural gas sales | 2,761,324 | 3,556,538 | 4,600,486 | 6,846,040 |
| Other income | 34,865 | (436) | 52,992 | - |
| | 2,796,189 | 3,556,102 | 4,653,478 | 6,846,040 |
| Royalties | (688,780) | (711,878) | (1,057,594) | (1,317,125) |
| | 2,107,409 | 2,844,224 | 3,595,884 | 5,528,915 |
| **EXPENSES** | | | | |
| Operating | 629,439 | 1,290,511 | 1,159,362 | 2,397,686 |
| Transportation | 3,450 | 55,773 | 9,525 | 84,593 |
| General and administrative | 581,893 | 688,415 | 1,251,456 | 1,096,683 |
| Stock-based compensation | 113,961 | - | 331,011 | 41,000 |
| Interest | 70,487 | 293,332 | 76,006 | 490,020 |
| Foreign exchange loss (gain) | (22,218) | (1,586) | (41,860) | (1,557) |
| *Depletion, depreciation and accretion* | 1,192,715 | 2,085,582 | 2,386,049 | 4,107,591 |
| Dilution gain (Note 3) | - | - | (3,020,329) | - |
| | 2,569,727 | 4,412,027 | 2,151,220 | 8,216,016 |
| Earnings (loss) before taxes and non-controlling interests | (462,318) | (1,567,803) | 1,444,664 | (2,687,101) |
| | | | | - |
| Current income tax provision (recovery) | (55,046) | - | (42,249) | |
| Future income tax provision (recovery) | (89,420) | (300,000) | 166,828 | (730,000) |
| | (144,466) | (300,000) | 124,579 | (730,000) |
| | | | | |
| Earnings (loss) before non-controlling interests | (317,852) | (1,267,803) | 1,320,085 | (1,957,101) |
| | | | | |
| Loss applicable to non-controlling interests | 88,110 | - | 123,220 | - |
| | | | | |
| **NET EARNINGS (LOSS)** | (229,742) | (1,267,803) | 1,443,305 | (1,957,101) |
| | | | | |
| **RETAINED EARNINGS, BEGINNING OF PERIOD** | 2,884,216 | 3,498,282 | 1,211,169 | 4,187,580 |
| | | | | |
| **RETAINED EARNINGS, END OF PERIOD** | 2,654,474 | 2,230,479 | 2,654,474 | 2,230,479 |
| | | | | |
| **EARNINGS (LOSS) PER SHARE** | | | | |
| Basic and diluted | - | (0.03) | 0.02 | (0.04) |
| | | | | |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | | | | |
| Basic | 92,875,192 | 47,041,735 | 92,036,801 | 46,553,292 |
| Diluted | 95,555,417 | 48,496,047 | 94,717,025 | 49,149,819 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED

| (unaudited) | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Cash provided by (used in) the following activities:** | $ | $ | $ | $ |
| **OPERATING** | | | | |
| Net earnings (loss) | (229,742) | (1,267,803) | 1,443,305 | (1,957,101) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | 1,192,715 | 2,085,582 | 2,386,049 | 4,107,591 |
| Stock-based compensation | 113,961 | - | 331,011 | 41,000 |
| Future income tax provision (recovery) | (89,420) | (300,000) | 166,828 | (730,000) |
| Foreign exchange loss (gain) | (22,218) | (1,586) | (41,860) | (1,557) |
| Dilution gain | - | - | (3,020,329) | - |
| Loss applicable to non-controlling interests | (88,110) | - | (123,220) | - |
| Cash flow from operations before working capital changes | 877,186 | 516,193 | 1,141,784 | 1,459,933 |
| Changes in non-cash working capital | (3,298,847) | (3,520,039) | (107,691) | (3,291,133) |
| | (2,421,661) | (3,003,846) | 1,034,093 | (1,831,200) |
| **FINANCING** | | | | |
| Issue of common shares, net of share issue costs | 138,350 | 546,180 | 1,631,855 | 637,440 |
| Issue of shares by Petrolifera, net of share issue costs (Note 3) | (99,993) | - | 6,227,717 | - |
| Increase in bank loans | 250,000 | 3,054,535 | 250,000 | 11,554,535 |
| | 288,357 | 3,600,715 | 8,109,572 | 12,191,975 |
| **INVESTING** | | | | |
| Acquisition and development of oil and gas properties | (5,649,404) | (2,602,469) | (11,696,624) | (12,993,677) |
| Changes in non-cash working capital | 2,375,450 | 2,005,600 | 1,517,635 | 2,005,600 |
| | (3,273,954) | (596,869) | (10,178,989) | (10,988,077) |
| | | | | |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (5,407,258) | - | (1,035,324) | (627,302) |
| | | | | |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 8,286,115 | - | 3,914,181 | 627,302 |
| | | | | |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | 2,878,857 | - | 2,878,857 | - |
| | | | | |
| SUPPLEMENTARY INFORMATION – CASH PAYMENTS | | | | |
| Interest | 70,487 | 293,332 | 76,006 | 490,020 |
| Income taxes | 9,692 | 1,775 | 20,730 | 3,511 |

Period ended June 30, 2005 and 2004 (unaudited)

## 1. FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Connacher Oil and Gas Limited, its subsidiaries and Petrolifera Petroleum Limited (collectively, "Connacher" or the "company"), and are presented in accordance with Canadian generally accepted accounting principles. The company is in the business of exploring, producing and marketing crude oil and natural gas in Canada and South America.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2004.

## 2. CONSOLIDATION

Consistent with the audited consolidated financial statements for the year ended December 31, 2004, these unaudited June 30, 2005 financial statements consolidate the accounts of Petrolifera Petroleum Limited ("Petrolifera"). Notwithstanding Connacher's equity interest in Petrolifera was diluted from 61 percent to 40 percent in the first quarter of 2005 (see note 3), Connacher continued to control Petrolifera and therefore continued to consolidate Petrolifera at June 30, 2005 due to the composition of the Petrolifera board of directors and Connacher's management of Petrolifera under the terms of a management agreement.

## 3. DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of seven million common shares, 3.5 million common share purchase warrants and seven million rights. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing to $750,000 the amount owing to Connacher pursuant to an outstanding promissory note. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a dilution gain of $3,020,329 in the first quarter of 2005.

## 4. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

| | Six Months Ended June 30, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Asset retirement obligation, beginning of period | $ 2,905,477 | $ 4,784,000 |
| Liabilities incurred | - | 663,406 |
| Liabilities settled | - | (206,773) |
| Liabilities disposed | - | (2,466,660) |
| Change in estimated future cash flows | 19,588 | (46,496) |
| Accretion expense | 72,435 | 178,000 |
| Asset retirement obligation, end of period | $ 2,997,500 | $ 2,905,477 |

## 5. BANK LOAN

As at June 30, 2005, the Company had available a $9.0 million Revolving Reducing Demand Loan ("LOC") with scheduled monthly reductions of $325,000 commencing July 31, 2005. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At June 30, 2005, the Company had drawn $250,000 on this facility.

Additionally, the Company had a $3 million Non-Revolving Acquisition/Development Demand Loan Facility ("AD Facility"). At June 30, 2005, the Company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

## 6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

**Authorized**

*The authorized share capital is comprised of the following:*

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

**Issued**

Only common shares have been issued by the Company.

| | Number of shares | Amount $ |
|---|---|---|
| *Share Capital:* | | |
| Balance, December 31, 2004 | 89,626,743 | 38,755,561 |
| Issued upon exercise of options | 300,000 | 140,150 |
| Issued upon exercise of warrants | 3,085,757 | 1,569,879 |
| Share issue costs | | (45,674) |
| Tax effect of share issue costs | | 18,000 |
| Tax effect of flow-through expenditures renounced | | (2,697,500) |
| Balance, Share Capital, June 30, 2005 | 93,012,500 | 37,740,416 |
| | | |
| Contributed Surplus: | | |
| Balance, December 31, 2004 | | 535,258 |
| Fair value of share options granted | | 319,550 |
| Assigned value of options exercised | | (32,500) |
| Balance, Contributed Surplus, June 30, 2005 | | 822,308 |
| | | |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2004 | | 39,290,819 |
| June 30, 2005 | | 38,562,724 |

**(a) Stock Options**

A summary of the Company's outstanding stock option grants, as at June 30, 2005 and 2004 and changes during those periods is presented below:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | *Number of Shares* | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ |
| Outstanding, beginning of period | **3,988,600** | **0.53** | 2,830,000 | 0.45 |
| Granted | 1,500,000 | 0.89 | 1,424,000 | 0.53 |
| Expired | (70,000) | 0.55 | (120,000) | (0.74) |
| Exercised | (300,000) | 0.36 | (275,000) | (0.25) |
| *Outstanding, end of period* | 5,118,600 | 0.64 | 3,859,000 | 0.49 |

All stock options have been granted for a period of five years. The stock options granted in 2005 vest one-third upon grant, one-third one year after grant and one-third two years after grant.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 350,000 | 1.2 |
| $0.31 - $0.70 | 2,568,600 | 2.4 |
| $0.71 - $1.00 | 1,960,000 | 3.3 |
| $1.01 - $1.52 | 240,000 | 3.8 |
| | 5,118,600 | |

In 2005 a compensatory non-cash expense of $331,011, including $11,461 for consolidated companies (2004 - $41,000; nil for consolidated companies) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2005 | 2004 |
|---|---|---|
| Risk free interest rate | **3.0%** | 3.0% |
| Expected option life (years) | **3** | 3 |
| Expected volatility | **53%** | 53% |

The weighted average fair value at the date of grant of all options granted in the first six months of 2005 was $0.28 per option (2004 - $0.21).

**(b) Share purchase warrants**

A summary of the Company's outstanding share purchase warrants, as at June 30, 2005 and changes during the period is presented below:

| | ***2005*** |
|---|---|
| Outstanding, beginning of period | 5,300,525 |
| Exercised | (3,085,757) |
| Expired | (15,000) |
| Outstanding, end of period | 2,199,768 |

As at June 30, 2005 the 2,199,768 warrants outstanding were exercisable to purchase common shares from treasury as follows:

(i) 2,187,368 common shares at $0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and
*(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;*

**(c) Flow-through shares**

In 2005 the Company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures have been recorded in the first quarter of 2005. The Company has until December 31, 2005 to incur those expenditures. As at June 30, 2005, $5.7 million of those expenditures have been incurred.

## 7. SEGMENTED INFORMATION

The company has operations in Canada and in Argentina, through its ownership interest in Petrolifera. All operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

Three Months Ended June 30

| | Canada | Argentina | Total |
|---|---|---|---|
| | $ | $ | $ |
| **Three months ended June 30, 2005** | | | |
| Total revenue | 2,336,522 | 459,667 | 2,796,189 |
| Net earnings (loss) | (303,604) | 73,862 | (229,742) |
| Property and equipment, net | 42,097,015 | 3,872,759 | 45,969,774 |
| Capital expenditures | 5,403,969 | 245,435 | 5,649,404 |
| Total assets | 47,637,683 | 4,794,207 | 52,431,890 |
| **Six months ended June 30, 2005** | | | |
| Total revenue | 3,808,870 | 844,608 | 4,653,478 |
| Net earnings (loss) | 1,324,340 | 118,965 | 1,443,305 |
| Property and equipment | 42,097,015 | 3,872,759 | 45,969,774 |
| Capital expenditures | 10,156,183 | 1,540,441 | 11,696,624 |
| Total assets | 47,637,683 | 4,794,207 | 52,431,890 |
| **Three months ended June 30, 2004** | | | |
| Total revenue | 3,323,442 | 232,660 | 3,556,102 |
| Net earnings (loss) | (1,314,426) | 46,623 | (1,267,803) |
| Property and equipment | 53,860,982 | 624,644 | 54,485,626 |
| Capital expenditures | 2,571,469 | 31,000 | 2,602,469 |
| Total assets | 59,733,046 | 797,854 | 60,530,900 |
| **Six months ended June 30, 2004** | | | |
| Total revenue | 6,415,790 | 430,250 | 6,846,040 |
| Net earnings (loss) | (2,041,346) | 84,245 | (1,957,101) |
| Property and equipment | 53,860,982 | 624,644 | 54,485,626 |
| Capital expenditures | 12,927,677 | 66,000 | 12,993,677 |
| Total assets | 59,733,046 | 797,854 | 60,530,900 |

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

*Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe, derived by converting gas to oil in the ratio of six thousand cubic feet to one barrel of oil (6mcf:1bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

FOR FURTHER INFORMATION, CONTACT:

Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

# PRESS RELEASE

**FOR IMMEDIATE RELEASE** August 17, 2005

## CONNACHER ANNOUNCES BOUGHT DEAL FINANCING

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it has entered into an agreement to sell, to a syndicate of underwriters led by GMP Securities Ltd. and including TD Securities Inc., Jennings Capital Inc., Octagon Capital Corporation and Salman Partners Inc. (collectively, the "Underwriters"), 27,027,400 common shares at $1.85 per share to raise aggregate gross proceeds of $50,000,690 on a bought-deal basis. Connacher has granted the Underwriters an option, exercisable in whole or in part at any time prior to closing, to purchase up to an additional 13,513,600 common shares at the same offering price. Should the Underwriters' option be exercised in full, the total gross proceeds of the offer would be $75,000,850. Closing is expected to occur on or about September 7, 2005.

The net proceeds from the financing will be used to fund Connacher's Great Divide SAGD project and for general corporate purposes

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 107 sections (68,480 acres) of oil sands leases are held. The company also owns extensive conventional acreage and oil production in southwest Saskatchewan. Connacher also owns 40 percent of Petrolifera Petroleum Limited, a Canadian company engaged in oil and natural gas exploration and production in Argentina and Peru.

### For further information:

Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225

Website: www.connacheroil.com
Email: inquiries@connacheroil.com

**Not for distribution to United States newswire services or for dissemination in the United States**

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE**

**FOR IMMEDIATE RELEASE** August 17, 2005

# CONNACHER OIL AND GAS LIMITED FILES GREAT DIVIDE APPLICATION

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL** – TSX) announced today that it has submitted an application for the Great Divide Oil Sands Project to the Alberta Energy and Utilities Board (EUB) and Alberta Environment. Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration and production company. The company's principal asset is a 100 percent interest in 107 sections (68,480 acres) of oil sands leases, situated 80 km. south of Fort McMurray, Alberta.

Connacher is proposing to develop the resources in a steam-assisted gravity drainage (SAGD) project called Great Divide. SAGD is a proven technology that involves drilling horizontal wells and constructing a processing facility that separates oil and water, generates steam and recycles water. Connacher's management and technical teams have direct experience with this technique. It is expected the Great Divide accumulation which is to be developed will produce up to 1,600 $m^3$/d (10,000 bbl/d) of bitumen over a design life of 25 years. Accordingly, this proposed SAGD operation is estimated to recover about 14 million $m^3$ (90 million barrels) of bitumen. Start-up is planned for the fourth quarter of 2006, subject to EUB and Alberta Environment approvals. Produced bitumen will be diluted and delivered to a third-party pipeline for shipment to refinery markets in Canada and the United States.

Engineering and construction will provide an estimated 900 to 1,000 person-years of total direct, indirect and induced employment in the province during the construction phase while ongoing project operations should generate 60 to 70 person-years of annual employment. Over the project life, a significant royalty will also be payable to the Province of Alberta.

Connacher has already initiated a public consultation process to seek ideas and feedback from area residents and other stakeholders.

*Forward-Looking Statements: Except for statements of historical fact relating to the Company, this press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Certain information regarding the Company in this news release, including future development plans, anticipated expenditures and anticipated production capacity constitute forward-looking statements under applicable securities law. As an oil sands enterprise in the development stage, the Company faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. As a consequence, actual results will differ, and may differ materially from those anticipated in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law.. The reader is cautioned not to place undue reliance on forward-looking statements.*

**For further information:**
Richard A. Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

**Not for distribution to United States newswire services**
**or for dissemination in the United States**

CONNACHER
OIL AND GAS LIMITED



## PRESS RELEASE

**FOR IMMEDIATE RELEASE** September 7, 2005

## CONNACHER CLOSES $75.0 MILLION PUBLIC OFFERING OF SHARES

**Calgary, Alberta, Canada** – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announced today that it closed its previously announced bought deal financing. The total gross proceeds of the financing, which includes the exercise in full of the underwriters' option, were $75,000,850, resulting in the issuance of 40,541,000 common shares at a price of $1.85 per share. The bought deal was sold to a syndicate of underwriters led by GMP Securities Ltd. and also included TD Securities Inc., Jennings Capital Inc., Octagon Capital Corporation and Salman Partners Inc. Connacher has 133,894,038 common shares outstanding following completion of the financing.

The net proceeds from the financing will be used to fund development of Connacher's Great Divide SAGD oil sands project and for general corporate purposes The securities offered were not registered under the United States Securities Act of 1933, as amended, and were not offered nor sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 107 sections (68,480 acres) of oil sands leases are held. The company also owns extensive conventional acreage and oil production in southwest Saskatchewan. Connacher also owns 40 percent of Petrolifera Petroleum Limited, a Canadian company engaged in oil and natural gas exploration and production in Argentina and Peru.

**For further information:**

Richard A. Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

**Not for distribution to United States newswire services or for dissemination in the United States**

CONNACHER
OIL AND GAS LIMITED

**PRESS RELEASE** **SEPTEMBER 26, 2005**

# CONNACHER TO PARTICIPATE IN COPIC ENERGY FALL CONFERENCE

Calgary, Alberta – **Connacher Oil and Gas Limited (CLL – TSX)** announces that it will be a participant at the captioned COPIC conference in Montreal, Quebec on Tuesday, September 27, 2005 and in Toronto, Ontario on Wednesday, September 28, 2005.

The Corporation's presentation will be made by Mr. Peter Sametz, Executive Vice President and Chief Operating Officer. The Toronto presentation, scheduled for 9:30 – 10:00AM EDT, will be webcast live by CNW Group. To access the conference, please go to www.newswire.ca and look under the heading Webcasts. Presentations will be archived for ninety days. The slide presentation will also be posted on Connacher's website at www.connacheroil.com.

Connacher Oil and Gas Limited is a Calgary-based oil and natural gas exploration and production company. Its principal asset is 100 percent ownership and operatorship of 107 sections of oil sands leases at its Great Divide project in Alberta. Connacher also owns 40 percent of Petrolifera Petroleum Limited a company engaged in exploration and production activity in Argentina and in Peru, where two licenses are held encompassing over 5 million acres in the Maranon and Ucayali Basins.



**For further information please contact:**
**R.A. Gusella**
***President and Chief Executive Officer***

**Connacher Oil and Gas Limited**
**Calgary, Alberta**

| | |
|---|---|
| **Phone:** | **(403) 538-6201** |
| **Fax:** | **(403) 538-6225** |
| **Website:** | **www.connacheroil.com** |
| **Email:** | **inquiries@connacheroil.com** |

CONNACHER
OIL AND GAS LIMITED

**PRESS RELEASE** November 8, 2005

# CONNACHER PARTICIPATES IN PETROLIFERA IPO

Calgary, Alberta – Connacher Oil and Gas Limited ("CLL" – TSX) announced today that it has invested $6 million to acquire 3,428,572 of the units issued by Petrolifera Petroleum Limited ("Petrolifera") in its initial $21.3 million public offering ("IPO'). Connacher was the founding shareholder of Petrolifera and with a basic holding of 11.4 million shares remains its largest shareholder with a 35 percent interest (26 percent fully-diluted).

The successful public offering by Petrolifera and listing of its common shares and certain of its warrants on the Toronto Stock Exchange marks the culmination of Connacher's efforts to reorganize its international holdings. Petrolifera is now a well-financed junior oil and natural gas company with 100 percent ownership of the productive Puesto Morales/Rinconada Concession in Argentina and of two significant licenses comprising over 5 million acres in the Maranon and Ucayali Basins onshore Peru. With over $20 million of working capital, Petrolifera has the wherewithal to pursue an active and aggressive capital spending program on its oil and natural gas assets. Petrolifera is presently in the midst of a five-well 2005 program in Argentina and has recently announced two indicated multi-zone crude oil and natural gas discoveries on its Puesto Morales Block in the Neuquen Basin, Argentina.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is a 100 percent ownership of 107 sections of oil sands leases, including its Great Divide project in northeastern Alberta. Connacher also owns extensive acreage and production in southwestern Saskatchewan at Battrum and Tompkins in addition to its equity interest in Petrolifera. Connacher has a strong debt free balance sheet with significant cash balances.

*Forward-Looking Statements: Except for statements of historical fact relating to the Company, this press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Certain information regarding the Company in this news release, including future development plans, anticipated expenditures and anticipated production capacity constitute forward-looking statements under applicable securities law. As an oil sands enterprise in the development stage, the Company faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. As a consequence, actual results will differ, and may differ materially from those anticipated in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law.. The reader is cautioned not to place undue reliance on forward-looking statements.*


**For further information:**
Richard A. Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com


**Not for distribution to United States newswire services
or for dissemination in the United States**

CONNACHER OIL AND GAS LIMITED

**PRESS RELEASE** November 10, 2005

# CONNACHER OIL AND GAS GAINS VALUE IN THIRD QUARTER 2005

## Highlights

- Great Divide oil sands reserves and resources recognized in GLJ Report
- Capital markets acknowledge value, resulting in share price appreciation
- *Application to develop Pod One at Great Divide submitted to EUB*
- Bought-deal financing raises $75 million of new equity
- Petrolifera board reconstituted in preparation for IPO, completed November 8
- Conventional production up 43 percent in Q3 over Q2 2005

## Financial & Operating Highlights

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | % Change | 2005 | 2004 | % Change |
| **FINANCIAL** ($000s except per share amounts) | | | | | | |
| *Total revenue* [(1)] | 4,183 | 2,383 | 76 | 8,836 | 9,229 | (4) |
| Cash flow from operations before working capital changes [(2)] | 1,978 | 478 | 314 | 3,120 | 1,938 | 61 |
| Per basic and diluted share [(2)] | 0.02 | 0.01 | 100 | 0.03 | 0.04 | (25) |
| Net earnings (loss) | (1,034) | (869) | 19 | 410 | (2,826) | - |
| Per share, basic and diluted | (0.01) | (0.02) | (50) | - | (0.06) | - |
| Capital expenditures | 2,870 | 681 | 321 | 14,567 | 13,764 | 6 |
| Proceeds of disposition | - | 17,564 | - | - | 17,653 | (100) |
| Working capital (deficiency) | | | | 67,440 | (6,644) | - |
| Cash on hand (net debt) | | | | 67,708 | (14,207) | - |
| Shareholders' equity | | | | 113,208 | 20,217 | 460 |
| Total assets | | | | 118,788 | 39,501 | 201 |
| Common shares outstanding (000's) | | | | | | |
| Weighted average | | | | | | |
| Basic | 103,851 | 47,400 | 119 | 96,018 | 46,838 | 105 |
| Diluted | 106,397 | 47,504 | 124 | 101,073 | 49,234 | 105 |
| End of Period | | | | | | |
| Issued | | | | 134,236 | 47,668 | 182 |
| Fully diluted | | | | 142,873 | 54,340 | 163 |

| OPERATING | | | | | | |
|---|---|---|---|---|---|---|
| Daily production / sales volumes | | | | | | |
| Crude oil - bbl/d | 808 | 636 | 27 | 713 | 832 | (14) |
| Natural gas - mcf/d | 497 | 1,068 | (53) | 1,077 | 1,730 | (38) |
| Barrels of oil equivalent - boe/d (3) | 891 | 814 | 9 | 893 | 1,121 | (20) |
| Selling prices | | | | | | |
| Oil - $/bbl | 53.40 | 36.58 | 46 | 42.62 | 31.61 | 35 |
| Natural gas - $/mcf | 1.88 | 2.21 | (15) | 1.21 | 4.21 | (71) |
| Barrels of oil equivalent - $/boe(3) | 49.48 | 31.48 | 57 | 35.50 | 29.97 | 18 |
| Operating netback - $/boe(3) | 31.63 | 17.05 | 86 | 20.58 | 14.08 | 46 |

(1) In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(2) *Cash flow from operations before working capital changes, cash flow per share and netbacks do not have* standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP *measurements for its own performance measures and to provide its shareholders and investors with a measurement* of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(3) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

## Letter to Shareholders

Connacher made great progress during the third quarter of 2005. The Gilbert Laustsen Jung Associates Ltd. ("GLJ") Report on the company's reserves and resources at its Great Divide oil sands project, which was made public on August 1, 2005 and discussed in detail in our last Quarterly Report, affirmed the significance of this asset for investors. As a consequence trading activity in Connacher's shares accelerated; thus far in 2005, daily trading volumes have averaged 1.3 million shares per day and prices have appreciated significantly, resulting in improved market liquidity and increased institutional participation in the ownership of the company. Connacher has been one of the top trading and best performing issues on the Toronto Stock Exchange during 2005.

The surge in investor interest in the oil sands was fuelled by high oil prices and shortage concerns against the backdrop of rising worldwide demand for crude oil. During the third quarter 2005 West Texas Intermediate ("WTI") averaged US$63.19 per barrel, 19 percent above second quarter levels and 27 percent above the first quarter average of US$49.84 per barrel. This increase in investor interest enabled Connacher to complete a $75 million bought deal equity financing at a price of $1.85 per common share. Proceeds were added to working capital and will largely be used to fund capital expenditures at Great Divide during 2005 and 2006. Connacher is debt free and has a strong balance sheet as it prepares for a major capital program in 2006.

On August 17, 2005 Connacher submitted an application to the Alberta Energy and Utilities Board ("EUB") and Alberta Environment to develop Pod One at Great Divide. The accumulation to be developed will produce up to 10,000 bbl/d of bitumen over a design life of 25 years using steam-assisted gravity drainage technology ("SAGD"). Subject to receipt of regulatory approvals, start-up is planned for the fourth quarter of 2006. Produced bitumen will be diluted and delivered to a third-party pipeline for shipment to refinery markets in Canada and the United States.

This first area to be developed (Pod One) comprises only about two percent of Connacher's total land holding in the region. Pod One is also the area to which GLJ assigned probable and possible reserves in their aforementioned report. During the latter part of 2005 and in early 2006, Connacher anticipates drilling 50 additional core holes on its extensive landholdings with a view to possibly expanding Pod One and also identifying several additional accumulations, with sufficient reserves and reservoir quality similar to Pod One. This will enable additional projects to be brought forward for future development. This program could be expanded to as many as 75 additional core holes if rig availability improves. The company is enthusiastic about its prospects, based on well control, geological mapping and available geophysical data. Identification of additional pods would enable sequential development programs for future significant growth. This in turn would translate into further appreciation of the underlying valuation of the company.

During the balance of 2005 Connacher will also advance its engineering, design and procurement activities related to Pod One. The company forecasts outlays for Great Divide will approximate $8.3 million during the fourth quarter, including the cost of core holes which could be drilled prior to year end. A further $4.7 million has been budgeted for conventional drilling and related activity and will bring full-year capital outlays to approximately $26 million.

Connacher's conventional capital program was modest during the third quarter 2005, but building on the success of its drilling program at Battrum, Saskatchewan during the second quarter, conventional production rose 43 percent over the second quarter of 2005 to reach 891boe/d. Importantly, while average prices rose 57 percent to $49.48 per boe during this same period, operating netbacks at $31.63 per boe were 86 percent higher, reflecting much increased production efficiency. Connacher's conventional production base generates free cash flow while also covering the general and administrative expenses of the company as it prepares for development of Great Divide.

**Petrolifera Petroleum Limited ("PDP" – TSX)**

During the third quarter Petrolifera's shareholders elected a newly-constituted board of directors, including three new independent directors. This in part was undertaken to prepare the company for its initial public offering ("IPO") and to reflect the changes in ownership of the company arising from earlier financings. On November 8, 2005, after the reporting period, Petrolifera closed its IPO, raising $21.3 million from the sale from treasury of 12.2 million units at a price of $1.75 per unit. Each unit was comprised of one common share and one half share purchase warrant. A full warrant and $3.00 are required to purchase one additional Petrolifera common share from treasury until May 8, 2007. Connacher is Petrolifera's largest shareholder and acquired $6 million of the new issue on the same terms as the public, thereby increasing its holdings to 11.4 million shares. This represents a 35 percent basic stake in Petrolifera. Fully diluted, Connacher would own 13.3 million common shares or 26 percent.

Coincident with the closing of its IPO, Petrolifera's common shares and the $3.00 share purchase warrants were listed for trading on the Toronto Stock Exchange under the symbols "PDP" and "PDP.WT".

Subsequent to the reporting period, Petrolifera announced that it has drilled two multi-zone crude oil and natural gas discoveries on its 100-percent Puesto Morales Block in the Neuquen Basin, Argentina. These wells have been cased and are awaiting the arrival of a service rig for testing and completion activities. A minimum of three additional wells are scheduled for drilling during the balance of the year on the Puesto Morales and Rinconada Blocks. Contracting of a second drilling rig is under consideration but will await the outcome of completion programs.

Petrolifera is now an independently-financed, debt-free public oil and natural gas company with a strong balance sheet, current production of 330 boe/d, new discoveries and excellent development opportunities in Argentina and 100 percent ownership of over five million acres of high potential lands in the Ucayali and Maranon Basins onshore Peru.

As a consequence of its reduced ownership and the reconstitution of the Petrolifera board, Connacher has discontinued consolidation of Petrolifera's accounts and now records its investment on an equity basis.

**Summary and Outlook**

The past year has made a big difference for Connacher's shareholders. As promised, your company is now a strong entity with a major project at Great Divide in Alberta's oil sands. Further upside is a reasonable expectation, as only two percent of the company's landholdings in this region have been assigned reserves at this time. This suggests a positive future with sustainable production and the prospect of new reserve accumulations which would translate into higher valuations. In the interim, until these additional accumulations are confirmed, we anticipate achieving various milestones over the next year as the Great Divide story unfolds, which should further enhance shareholder value.

Our conventional properties at Battrum, Tompkins and Steelman in Saskatchewan are performing well, with improved efficiency.

Our international holdings have been successfully reorganized into a well-financed public oil and natural gas company (Petrolifera) in which Connacher retains a large and meaningful stake with considerable upside potential, as early drilling in Argentina appears to have been successful and the prospects held in Peru are significant.

Connacher has never been stronger and our outlook is dynamic and positive, as we await EUB approvals so we can proceed with our 2006 development program at Great Divide. Our anticipated firm and contingent 2006 capital program for Great Divide, conventional drilling and new initiatives could exceed $300 million. This will be financed by a combination of current working capital, new equity and new project debt financing. While discussions with possible industry partners continue, Connacher is planning to proceed on its own at this time, which would deliver maximum benefit to its shareholders, albeit with associated risks which are considered to be manageable. The company is also examining integration strategies to mitigate the heavy oil differential pricing issue.

This 2006 program will test the mettle of our management and staff, which will also be expanded during the balance of this year and into 2006. Our current staff members are to be commended for their achievements thus far in 2005. It has been a year of success and progress. We also thank our compact and committed board for their engagement and support. Finally, we thank our shareholders, old and new, for their obvious commitment to Connacher and its future.

Respectfully submitted on behalf of the Board of Directors

Signed,

"R.A Gusella"

Richard A. Gusella
President and Chief Executive Officer

November 10, 2005

# CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE**

**FOR IMMEDIATE RELEASE** November 15, 2005

## CONNACHER ANNOUNCES BOUGHT DEAL OFFERING

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it has entered into an agreement to sell, on a bought-deal basis, 5,000,000 flow-through common shares ("Flow-Through Shares") at $3.00 per share to a syndicate of underwriters led by GMP Securities Ltd. and including TD Securities Inc., Jennings Capital Inc., Raymond James Limited, Bolder Investment Partners Ltd., Octagon Capital Corporation, Salman Partners Inc. and Dominick & Dominick Securities Inc. (collectively, the "Underwriters"). The offering will raise aggregate gross proceeds of $15,000,000. Closing is expected to occur on or about December 6, 2005.

The net proceeds of the offering of Flow-Through Shares will be used to incur eligible Canadian exploration expenses, which will be renounced in favor of the purchasers for the 2005 taxation year. It is anticipated that the proceeds will primarily be used to further delineate and define Connacher's Great Divide oil sands properties through the drilling of additional core holes and shooting additional 3-D seismic.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. The company's principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 107 sections (68,480 acres) of oil sands leases are held. This offering is another milestone in Connacher's Great Divide capital raising program, which is anticipated to consist of project-related debt, additional equity and other alternatives aimed at enabling the company to complete its capital budget for 2006. Subject to regulatory approval, this program includes the development of Pod One at Great Divide.

Connacher owns extensive conventional acreage and oil production in southwest Saskatchewan and retains a 35 percent equity interest in Petrolifera Petroleum Limited, a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru and whose common shares are listed on the Toronto Stock Exchange under the symbol PDP.

*Forward-Looking Statements: Except for statements of historical fact relating to the Company, this press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, uncertainties associated with obtaining regulatory approvals for the Great Divide oil sands project, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Certain information regarding the Company in this news release, including future development plans and anticipated expenditures constitute forward-looking statements under applicable securities law. As an oil sands enterprise in the development stage, the Company faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. As a consequence, actual results will differ, and may differ materially from those anticipated in the forward-looking statements. The Company*

*undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.*

## For further information:

Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225

Website: www.connacheroil.com
Email: inquiries@connacheroil.com

**Not for distribution to United States newswire services or for dissemination in the United States**

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

CONNACHER
OIL AND GAS LIMITED

**PRESS RELEASE** November 8, 2005

## CONNACHER PARTICIPATES IN PETROLIFERA IPO

Calgary, Alberta – Connacher Oil and Gas Limited ("CLL" – TSX) announced today that it has invested $6 million to acquire 3,428,572 of the units issued by Petrolifera Petroleum Limited ("Petrolifera") in its initial $21.3 million public offering ("IPO'). Connacher was the founding shareholder of Petrolifera and with a basic holding of 11.4 million shares remains its largest shareholder with a 35 percent interest (26 percent fully-diluted).

The successful public offering by Petrolifera and listing of its common shares and certain of its warrants on the Toronto Stock Exchange marks the culmination of Connacher's efforts to reorganize its international holdings. Petrolifera is now a well-financed junior oil and natural gas company with 100 percent ownership of the productive Puesto Morales/Rinconada Concession in Argentina and of two significant licenses comprising over 5 million acres in the Maranon and Ucayali Basins onshore Peru. With over $20 million of working capital, Petrolifera has the wherewithal to pursue an active and aggressive capital spending program on its oil and natural gas assets. Petrolifera is presently in the midst of a five-well 2005 program in Argentina and has recently announced two indicated multi-zone crude oil and natural gas discoveries on its Puesto Morales Block in the Neuquen Basin, Argentina.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is a 100 percent ownership of 107 sections of oil sands leases, including its Great Divide project in northeastern Alberta. Connacher also owns extensive acreage and production in southwestern Saskatchewan at Battrum and Tompkins in addition to its equity interest in Petrolifera. Connacher has a strong debt free balance sheet with significant cash balances.

*Forward-Looking Statements: Except for statements of historical fact relating to the Company, this press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Certain information regarding the Company in this news release, including future development plans, anticipated expenditures and anticipated production capacity constitute forward-looking statements under applicable securities law. As an oil sands enterprise in the development stage, the Company faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. As a consequence, actual results will differ, and may differ materially from those anticipated in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law.. The reader is cautioned not to place undue reliance on forward-looking statements.*



**For further information:**
Richard A. Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com
Email: inquiries@connacheroil.com

**Not for distribution to United States newswire services or for dissemination in the United States**

CONNACHER
OIL AND GAS LIMITED

**PRESS RELEASE** December 1, 2005

## Connacher Announces Appointment of New Director

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announced today the appointment of Mr. D. Hugh Bessell, FCA to its Board of Directors, effective immediately.

Mr. Bessell is a native Calgarian who now resides in Toronto, Ontario. He retired as a partner of KPMG LLP on December 31, 1999 after holding the position of Deputy Chairman & Chief Operating Officer, which position he held for approximately six years. He spent a total of 33 years with KPMG and its predecessor firms, and was Managing Partner of the firm's Calgary office immediately prior to assuming the role of Deputy Chairman in 1993.

Since retirement from KPMG, Mr. Bessell has been retained as a consultant and for expert witness assignments, including issues related to deregulation of electrical energy in Ontario. He is very familiar with the oil and natural gas industry, having spent most of his career in Calgary as an Assurance partner, serving major Canadian corporations in the financial services, transportation and energy industries.

In addition to a long record of service to the communities in which he lives or has lived, Mr. Bessell served as a member of the Senate of the University of Calgary, has been a member of the Accounting Advisory Council to the School of Accountancy, University of Waterloo and he is currently a member of the Board of Trustees and Treasurer of Wycliffe College, which is affiliated with the University of Toronto.

He was a member of the Council of the Institute of Chartered Accountants of Alberta and served as its President in 1982-1983. He has been a member of the Board of Governors of the Canadian Institute of Chartered Accountants and chaired committees on Education and Specialization. He also served as a member of the Legal Liability Task Force from 1997 until 2000.

He has been granted the FCA designation by both the Alberta and the Ontario Institutes of Chartered Accountants in recognition of his support and contributions to his profession and community.

As a financial expert, Mr. Bessell has agreed to become Chairman of Connacher's Audit Committee, which will also include current members Colin M. Evans and Stewart D. McGregor, Connacher's Lead Director. Connacher's Audit Committee is composed of independent directors in keeping with prevailing governance practices.

Connacher Oil and Gas Limited is a Calgary-based oil and natural gas exploration and production company primarily focused on its Great Divide oil sands property. Connacher also holds producing properties in the Province of Saskatchewan and owns 35 percent of the equity of Petrolifera Petroleum Limited (PDP – TSX).

For further information, contact:
Richard A Gusella
President and Chief Executive Officer, Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

**NOT FOR DISSEMINATION IN THE UNITED STATES**

PRESS RELEASE December 2, 2005

# CONNACHER SIGNS EXCLUSIVITY AGREEMENT TO NEGOTIATE THE ACQUISITION OF REFINING ASSETS IN THE UNITED STATES; ALSO EXECUTES MANDATE LETTER WITH MAJOR INTERNATIONAL BANK TO SECURE INTERIM FINANCING FOR PURCHASE AND FOR TERM DEBT TO FINANCE POD ONE GREAT DIVIDE DEVELOPMENT EXPENDITURES

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announced today it has executed an Exclusivity Agreement with an arms length third party to negotiate the terms of a purchase and sale agreement to acquire certain refining assets (and associated inventory) located in the United States. No binding agreement relating to the purchase has been entered into at this time and no final timeline has been established for completion of the negotiations and there can be no assurance that Connacher will be successful in completing a transaction should a binding agreement result from current discussions. However, the purchase, if consummated, could significantly assist Connacher in mitigating certain risks associated with the anticipated production of bitumen at Connacher's Great Divide oil sands property in northeastern Alberta, assuming regulatory approval to proceed with the proposed Pod One 10,000 bbl/d project is secured. These risks include price differential volatility for heavy oil and access to a stable and predictable supply of diluent which could be used to blend with bitumen to meet pipeline specifications when transporting production to the marketplace.

Connacher's and the vendor's objective is to complete the transaction in early 2006. This would enable Connacher to operate the facility for most of 2006 prior to the time it commences production at its Great Divide project, which is conditional upon regulatory approval. Discussions are advanced with respect to consideration for the assets and the purchase price may include the issuance of up to one million Connacher common shares from Treasury, should the transaction be completed.

Further details will be provided upon the completion of a binding purchase and sale agreement between the two parties. The purchase and sale agreement will contain representations and warranties and will be subject to conditions, including environmental studies, regulatory and third party approvals, as required, the contemporaneous finalization of financing arrangements and other conditions which are customary for transactions of this nature.

In conjunction with the proposed purchase and in anticipation of securing regulatory approval to proceed with the development of Pod One at Great Divide, Connacher has also executed a mandate letter with a major international bank to engage such bank as exclusive arranger, underwriter and administrative agent in connection with Connacher's proposed purchase of refining assets and the development of its Great Divide oil sands project. While the mandate letter does not constitute a commitment or agreement to enter into a commitment to lend funds to Connacher, it does set forth services to be provided by the bank to assist Connacher in securing a bridge loan to acquire the cash-generating refining assets and then to assist in raising term debt to

repay the bridge loan for the refining assets and to provide the development capital for Pod One at Great Divide.

The contemplated amount to be raised is up to US $199 million, including the bridge loan and a term loan facility of up to US $148 million. A portion of the term facility would be used to repay the bridge loan for the proposed purchase of refining assets. The balance would be utilized to complete the company's anticipated capital program to develop Pod One at Great Divide. In combination with the company's current cash balances, this should be substantially sufficient to fund the presently-budgeted costs of drilling the initial fifteen SAGD well pairs and to construct the facilities which constitute the 10,000 bbl/d project.

As the mandate letter is not a formal commitment to finance, there can be no assurance that such financing will be available on terms acceptable to Connacher. To the extent that such financing is available, Connacher may be required to grant a security interest in some or all of its assets, including its rights in the Great Divide oil sands project and the refining assets which it proposes to acquire.

Connacher Oil and Gas Limited is a public Canadian crude oil and natural gas company. Its principal asset is a 100 percent interest in 107 sections (68,480 acres) of leases at its Great Divide oil sands project in northeastern Alberta. In August 2005 Connacher submitted its application to regulatory authorities to develop Pod One and is awaiting approval to proceed with a development program in 2006. Connacher also holds conventional producing properties in the Province of Saskatchewan and owns a 35 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), which recently announced a significant crude oil discovery in the Neuquen Basin, Argentina.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project and the uncertainties associated with negotiating and completing commercial transactions such as acquisition of the refinery assets and the requisite financing in support thereof. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For additional information relating to the risks and uncertainties facing Connacher, refer to Connacher's Revised Initial Annual Information Form for the year ended December 31, 2004 which is available on SEDAR at www.sedar.com.*

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
**inquiries@connacheroil.com**
**www.connacheroil.com**

NOT FOR DISTRIBUTION IN THE UNITED STATES

CONNACHER
OIL AND GAS LIMITED

**PRESS RELEASE** **December 5, 2005**

# CONNACHER PROVIDES UPDATE ON PETROLIFERA AND GREAT DIVIDE

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announced today that Petrolifera Petroleum Limited (PDP – TSX), in which company Connacher holds a 35 percent equity interest, has reported to its shareholders that the RN.PM.x-1004 well on the Puesto Morales/Rinconada concession in the Neuquen Basin of Argentina has flowed 100 percent crude oil on test at extrapolated calculated rates ranging between a low of 457 bbl/d through a one inch choke during a nine hour test to a high of 940 bbl/d through a one-half inch choke during a one hour test. These results are reported as satisfactory, in the opinion of Petrolifera's management, having regard for the location of the well in a position on the lower of two structural culminations, with the higher of such culminations associated with the more prolific RN.PM.x-1003 well. The 1004 well will be placed onstream with the near-term arrival of additional storage tanks and when arrangements can be made for additional treatment of the 35 degree API oil at an offsite location.

Petrolifera also reported that the RN.PM.x-1005 well west of the Puesto Morales Sur oil field in the southern portion of the Puesto Morales block had encountered encouraging oil shows in two separate zones in the Quintuco Formation, the primary objective of the well. The well is being logged and a decision whether to case the well will be made after the review of the well logs. Also, the RN.PM.x-1003 well was placed onstream, initially only from the Punta Rosada Formation, through a restrictive one-quarter inch choke at a rate of 380 bbl/d of crude oil. This rate is expected to be increased to a restricted aggregated rate of approximately 1,200 bbl/d today upon the arrival of additional storage tanks when the Sierras Blancas Formation is also placed onstream.

Petrolifera also provided a roadmap outlining the anticipated continuing drilling and testing program over the remaining weeks of December 2005. It will include drilling at least two more wells, RN.PM.x-1010 and Rn.PM.x-1011, both being offsets to the 1003 discovery well. If and as warranted, the remaining untested wells – 1002, 1005, 1010 and 1011 – will all be tested and placed onstream prior to yearend if at all possible. Thereafter, more permanent facilities will be considered and secured once the productive potential of the discovery wells is established.

Investors, prospective investors, and shareholders are cautioned that short-term test results are not stabilized flow rates and that management is of the opinion that more likely than not, stabilized rates may be closer to the lower end of the short-term test rates.

There can be no assurance wells will produced at reported extrapolated calculated test rates. Furthermore, there may be delays in securing adequate production equipment, transportation of the crude oil and access to treatment facilities, all of which could curtail production levels.

GREAT DIVIDE

Connacher also wishes to advise that with the onset of colder weather in Alberta, Canada, it is gearing up to commence its winter core hole drilling program on its Great Divide oilsands project in northeastern Alberta. Connacher is awaiting final regulatory approval to proceed with the 2005-2006 winter core hole program, which could include up to 75 locations (depending upon rig availability), including several in proximity to the Pod One accumulation. These will likely be drilled early in the program to assist Connacher in determining whether additional area and reserves can be associated with Pod One.

The balance of the program is more exploratory in nature and is designed to follow up existing well and seismic control to ascertain if additional pods, reserves and resources can be confirmed on Connacher's lands. This will likely determine if further discrete development opportunities of new Pods can be pursued under separate applications to the regulatory authorities. Additional 3D seismic programs are also anticipated in the winter program to assist in the delineation of possible new development opportunities.

Connacher's application to the regulators in Alberta was submitted in August 2005. Since that time there has been considerable dialogue and interchange of information with the regulators and with interested stakeholders. While Connacher has been proactive in meeting with stakeholders, has been responsive to inquiries from third parties and intends to continue to respond to any inquiries which might be forthcoming, the regulatory process is one beyond the company's control and therefore any timetable which has been estimated or disclosed is always subject to adjustment should any delays arise due to the necessity of amending the underlying assumptions which gave rise to estimates of the regulatory review timeframe. At this time, Connacher has not encountered any reason to amend its assumed timetable for approvals, scheduling of drilling, equipment procurement and startup of operations. However, there is associated risk of delay and shareholders, investors and prospective investors are cautioned of such risks, including those which might arise from third party inquiry.

Please refer to www.connacheroil.com and to www.petrolifera.ca for additional information and recent press releases by both companies. Readers will note Connacher issued a significant press release on Friday, December 2, 2005 with respect to an Exclusivity Agreement related to acquiring certain refinery assets and associated inventory in the United States and a Mandate Letter with a major international bank related to financing of the proposed acquisition of refining assets and development of the Great Divide project.

Connacher Oil and Gas Limited is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of its Great Divide oil sands project and related oil sands rights. Connacher also owns conventional assets in the Province of Saskatchewan and owns a 35 percent interest (basic) in Petrolifera Petroleum Limited.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project, the risk of delay due to third party or stakeholder inquiries and the time which might be required to respond thereto and the uncertainties associated with negotiating and completing commercial transactions such as acquisition of the refinery assets and the requisite financing in support thereof.*

*Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For additional information relating to the risks and uncertainties facing Connacher, refer to Connacher's Revised Initial Annual Information Form for the year ended December 31, 2004 which is available on*

*SEDAR at www.sedar.com. Also note the risks and uncertainty associated with negotiating with foreign governments and risk associated with international activity which are encountered directly by Petrolifera Petroleum Limited, which conducts its business primarily in Argentina and Peru and is referred to in this press release. Petrolifera Petroleum Limited also encounters the risks associated with the oil and gas industry which are enunciated herein.*

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
**inquiries@connacheroil.com**
**www.connacheroil.com**

## NOT FOR DISTRIBUTION IN THE UNITED STATES

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE December 6, 2005

# CONNACHER COMPLETES $15 MILLION BOUGHT DEAL OFFERING OF FLOW-THROUGH COMMON SHARES

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announces that it has closed the sale of 5,000,000 flow-through common shares ("Flow-Through Shares") at $3.00 per share to a syndicate of underwriters led by GMP Securities L.P. and including TD Securities Inc., Jennings Capital Inc., Raymond James Ltd., Bolder Investment Partners Ltd., Octagon Capital Corporation, Salman Partners Inc. and Dominick & Dominick Securities Inc. (collectively, the "Underwriters"). Management, friends and associates acquired $2 million of the offering on the same terms and conditions as the public. Connacher now has 139,612,448 common shares outstanding (149,677,868 fully-diluted).

The net proceeds of the offering of Flow-Through Shares will be used to incur eligible Canadian exploration expenses, which will be renounced in favor of the purchasers for the 2005 taxation year. It is anticipated that the proceeds will primarily be used to further delineate and define Connacher's Great Divide oil sands properties through the drilling of additional core holes and shooting additional 3-D seismic.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and were not and will not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher wishes to confirm that The Exclusivity Agreement signed by the Company related to negotiations to acquire refining assets in the United States was with Holly Corporation, an NYSE-listed company based in Dallas, Texas. The asset, which may possibly be purchased, is an 8,400 bbl/d refinery situated in Great Falls, Montana and is operated by Holly's Montana Refining Company.

Furthermore, Connacher can also now report the Mandate Letter executed in relation to the proposed refinery purchase and project financing of a portion of the capital costs to develop Pod One at the Company's Great Divide project was with BNP Paribas, one of the world's largest banks which is actively engaged in energy and facility project financing on a worldwide basis, including in Canada.

Connacher is a Calgary-based oil and natural gas exploration and production company. The Company's principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 107 sections (68,480 acres) of oil sands leases are held. This offering is another milestone in Connacher's Great Divide capital raising program, which is anticipated to consist of project-related debt, additional equity and other alternatives aimed at enabling the Company to

complete its capital budget for 2006. Subject to regulatory approval, this program includes the development of Pod One at Great Divide.

Connacher owns extensive conventional acreage and oil production in southwest Saskatchewan and retains a 35 percent equity interest in Petrolifera Petroleum Limited, a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru and whose common shares are listed on the Toronto Stock Exchange under the symbol PDP.

*Forward-Looking Statements: Except for statements of historical fact relating to the Company, this press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, uncertainties associated with obtaining regulatory approvals for the Great Divide oil sands project, the possibility of third-party requests for information or intervention which could delay regulatory approvals, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. Certain information regarding the Company in this news release, including future development plans, proposed acquisitions and anticipated expenditures constitute forward-looking statements under applicable securities law. As an oil sands enterprise in the development stage, the Company faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. As a consequence, actual results will differ, and may differ materially from those anticipated in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements. For additional information relating to the risks and uncertainties facing Connacher, refer to Connacher's Revised Initial Annual Information Form for the year ended December 31, 2004 which is available on SEDAR at www.sedar.com.*

**For further information, contact:**

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

**NOT FOR DISSEMINATION IN THE UNITED STATES**

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE** **DECEMBER 13, 2005**

**CONNACHER OIL AND GAS LIMITED TO ACQUIRE LUKE ENERGY LTD.**

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher") – (CLL – TSX) and Luke Energy Ltd. ("Luke") – (LKE – TSX) announced today that they have entered into a binding Letter Agreement ("Offer") pursuant to which Connacher will acquire the outstanding common shares of Luke ("Luke Shares") by way of a business combination under a proposed Plan of Arrangement.

Under the terms of the Offer, holders of Luke Shares will receive $2.31 in cash and 0.75 of a common share of Connacher ("Connacher Share") for each Luke Share, which last traded on the Toronto Stock Exchange ("TSX") at $4.50. Connacher Shares last traded at $3.98 resulting in the Offer providing an indicated premium of 17.7 percent to the most recent closing price for Luke Shares.

The consideration being paid by Connacher includes the assumption of approximately $6 million of Luke debt at year-end; however the debt is expected to increase prior to closing as a result of Luke's aggressive winter drilling program scheduled for the first quarter of 2006.

The Offer is subject to a number of conditions including execution of definitive documentation regarding the Plan of Arrangement, financing of the Offer, execution of voting support agreements from all of the Luke directors and senior officers (holding approximately 18 percent of the issued and outstanding Luke Shares on a diluted basis), receipt of Luke shareholder, regulatory and court approval and certain other conditions customary for a transaction of this nature. Furthermore, Luke has undertaken to use its reasonable commercial efforts to secure support from additional shareholders for the transaction.

There are 37,128,924 Luke Shares and 3,583,232 Luke employee options presently outstanding. It is expected the Information Circular will be mailed to Luke shareholders on or about February 15, 2006 with a view to completion of the transaction prior to March 31, 2006.

The Offer has the support of the Boards of Directors of both Connacher and Luke. The Board of Directors of Luke has approved the Offer and has determined that the Offer is fair to the Luke shareholders and has determined to recommend that the Luke shareholders accept the Offer. GMP Securities L.P., the financial advisor to Luke, has provided a verbal opinion, subject to final review of documentation, that the Offer is fair, from a financial point of view, to the Luke shareholders.

The Board of Directors of Luke has agreed that it will not solicit or initiate discussion or negotiations with any third party concerning the sale of Luke or any of its assets. Luke has agreed under certain circumstances to pay to Connacher a non-completion fee of $10 million. Connacher also has the right to match any unsolicited offer or proposal that Luke may receive.

The Luke transaction provides Connacher with a significant lower risk shallow natural gas project with recognized growth potential in central northern Alberta, along with other prospective acreage, drillable prospects and opportunities in other selected regions of the province. The transaction helps Connacher crystallize its strategy of hedging its initial natural gas requirements to make steam for its Great Divide oil sands project in northeastern Alberta, which is awaiting regulatory approval so Connacher can proceed with a 10,000 bbl/day development. If the potential of the Luke properties is realized as envisaged, the transaction also has the potential to provide a continuing hedge if, as and when additional pods are identified for future development, as well as organic growth of production and cash flow. Furthermore, the transaction helps to diversify Connacher's existing asset base, provides a significant current cash flow base and also brings a project inventory which could result in higher risk/higher reward activity for Connacher.

In addition to the immediate benefit of the premium provided by the Offer, Luke shareholders receive cash together with common shares of Connacher, also a well-financed company. This will afford the Luke shareholders not only the opportunity to continue to participate in the growth potential of Luke's assets, but also secures them exposure to the long-life Connacher oil sands assets at Great Divide and indirectly to exploration and production growth potential in South America through Connacher's 35 percent equity stake in Petrolifera Petroleum Limited ("Petrolifera"). Petrolifera is a public Canadian oil and gas company listed for trading on the Toronto Stock Exchange with extensive petroleum rights under licenses onshore Peru and an active drilling program in the Neuquén Basin, Argentina which has recently yielded four new crude oil discoveries in 2005, including three flowing oil wells. Further drilling is underway in Argentina.

On a combined basis, Connacher would immediately have a production base of approximately 3,500 boe/d consisting of approximately 15.7 mmcf/d of natural gas production and approximately 900 bbl/d of oil production prior to any rationalization activity. The proforma combined reserve base of the company using reserve reports with an effective date of June 30, 2005 for conventional reserves and September 1, 2005 for oil sands reserves is approximately 79.3 million boe, including 69.6 million probable recoverable barrels of bitumen reserves at Connacher's Great Divide Pod One. Assuming Pod One development is approved and the project comes on stream at its application rate of 10,000 bbl/d and these volumes are combined with the proforma conventional production rate of 3,500 boe/d, a calculated reserve life index of 16 years is indicated. A further 38.7 million barrels of possible recoverable reserves have also been assigned to Pod One by a recognized independent consultant.

Connacher intends to finance the cash portion of this transaction initially with a bridge loan from a major international bank. Subsequently, plans are to repay the bridge loan from proceeds of a new revolving term facility and the expected proceeds from the anticipated sale of certain of Connacher's conventional oil and gas assets. This would allow Connacher's management and technical staff to focus on the newly acquired properties and the linkage to the Great Divide development program.

Proforma the transaction and subject to final adjustments, working capital will be approximately $71 million after discharging Luke's assumed debt of $6 million. There will be approximately 174 million Connacher Shares outstanding on closing.

*Forward-Looking Statements: Except for statements of historical fact relating to the companies mentioned herein, this press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.*
*These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, uncertainties associated with obtaining regulatory approvals for Connacher's Great Divide oil sands project, the possibility of third-party requests for information or intervention which could delay regulatory approvals, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. Certain information regarding Connacher and Luke in this news release, including future development plans, anticipated production and expenditures, combined reserves base, reserve life, outstanding share capital and anticipated working capital constitute forward-looking statements under applicable securities law. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. The proposed acquisition is subject to a number of conditions which must be satisfied prior to completion of the transaction. There is a risk that such conditions will not be satisfied and the transaction will not be completed on time or at all. In addition, actual results will differ, and may differ materially from those anticipated in the forward-looking statements. The companies mentioned herein undertake no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.*

*All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf: 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Reserve life is calculated by dividing estimated proved and probable recoverable reserves as estimated by independent consultants by the estimated proforma daily production rate on an annualized basis and expressing the result in years.*

**NOT TO BE DISTRIBUTED IN THE UNITED STATES OF AMERICA OR THROUGH U.S. WIRE SERVICES**

## For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

Or
Harold V. Pedersen
President and Chief Executive Officer
Luke Energy Ltd.
Phone: (403) 261-4811
Fax: (403) 261-4818
Website: www.lukeenergy.com

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE** **DECEMBER 21, 2005**

# CONNACHER PROVIDES YEAR END ACTIVITY UPDATE

Connacher Oil and Gas Limited (CLL – TSX) announced today that is has received its OSE Order #050027 from Alberta Environment which will allow it to commence and proceed with its 2005/2006 core hole drilling program on its 107-section Great Divide oil sands property in northeastern Alberta. Core hole licensing procedures are underway and the initial core holes will be drilled on and around Connacher's Pod One accumulation, development of which to produce up to 10,000 bbl/d of bitumen is awaiting EUB and Alberta Environment approval following submission of an application last August 2005.

The initial locations are easily accessible from Highway 68, which bisects Connacher's property. They are designed to determine if, as anticipated, the areal extent of and reserve base of Pod One can be expanded. They result from the interpretation of a 3D seismic program shot over Pod One in the spring of this year and from continuing geological evaluation.

Upon completion of the Pod One core holes, the rig will be moved to the extreme southeastern portion of the lease block to commence detailed evaluation of and anticipated confirmation of the presence of additional pods or accumulations which are indicated to possibly be present by the results of previously-drilled conventional well bores which contained significant bitumen-bearing McMurray Sands.

Subject to weather conditions and the procurement of an additional rig later in the drilling season, it is anticipated up to 75 core holes will be drilled by Connacher during this winter's program. As 3D seismic programs yielded excellent results last season, Connacher anticipates three separate programs will be shot over three indicated accumulations during the first quarter of 2006. If Connacher is successful in establishing adequate additional reserves within any of these prospective accumulations, it anticipates securing an updated reserve report by mid-summer 2006 and, if warranted, submitting shortly thereafter an application (or applications) to the regulatory authorities to develop an additional 10,000 bbl/d pod (or pods) in 2007 and beyond.

Connacher anticipates its rig camp will be set up on December 30, 2005 and that the CoraLynn rig which has been contracted for the program will be drilling by January 2, 2006. A total of 24 kilometers of main access road to the eastern portion of the lease to be evaluated has already been frozen in to facilitate movement of the rig to the desired locations.

Connacher is proceeding with numerous initiatives related to Pod One development, while it awaits regulatory approval, in order to be prepared for timely action when approval is received.

In other developments, Connacher is finalising documentation related to its proposed purchase of refining assets located in Great Falls, Montana, USA and also with respect to its proposed purchase of Luke Energy Ltd. (LKE – TSX), both of which transactions were previously announced. Additionally, the associated financing is being finalized.

Finally, Connacher owns 35 percent of Petrolifera Petroleum Limited (PDP – TSX) which today announced its fifth successive indicated crude oil discovery on its 100 percent-owned Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Connacher's holdings of Petrolifera now have a stock market value of approximately $100 million based on current trading levels, or approximately $0.72 per basic Connacher common share outstanding.

Connacher Oil and Gas Limited is a Calgary-based oil and natural gas exploration and production company. Its principal asset is the 100 percent ownership of 107 sections of oil sands leases and its Great Divide oil sands project situated southwest of Fort McMurray. Connacher also holds conventional producing assets in Saskatchewan, has announced plans to acquire refining assets in Montana, USA and is in the process of acquiring Luke Energy Ltd (LKE – TSX)., a public Calgary-based natural gas exploration and production company. Connacher owns 35 percent of Petrolifera Petroleum Limited (PDP – TSX).

*This press release contains forward-looking statements, including but not limited to the planned drilling program, flow rates and operating costs. There statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. There risks include, but are not limited to, risks associated with the oil and gas industry, (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or developments projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity.*

*Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward looking statements.*

**For further information, contact:**
**Richard A. Gusella**
**President and Chief Executive Officer**
**Connacher Oil and Gas Limited**
**Phone: (403) 538-6201 Fax: (403) 538-6225**
**inquiries@connacheroil.com www.conacheroil.com**

CONNACHER
OIL AND GAS LIMITED



**PRESS RELEASE** **January 3, 2006**

## CONNACHER APPOINTS STEVE MARSTON TO POSITION OF VICE-PRESIDENT EXPLORATION

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) is pleased to announce the appointment of Mr. Stephen A. Marston to the position of Vice President, Exploration, effective immediately.

Mr. Marston holds a B.Sc. in Geological Engineering from the University of New Brunswick. He has close to twenty years of industry experience with both major and independent oil companies. Most recently he was employed for four years by a successful independent oil company in the position of Chief Geophysicist.

In his new position Mr. Marston will be responsible for the company's overall exploration activity, with a near term emphasis on Connacher's geological and geophysical evaluation program at its Great Divide oil sands property. He will report to Mr. Peter D. Sametz, Executive Vice President and Chief Operating Officer of Connacher.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
**www.connacheroil.com**

CONNACHER
OIL AND GAS LIMITED



PRESS RELEASE January 27, 2006

# CONNACHER PROVIDES OPERATIONAL UPDATE; COMMENTS ON PETROLIFERA SUCCESS; UPDATES PROPOSED LUKE ENERGY LTD. AND PROPOSED MONTANA REFINERY ACQUISITIONS; AND REORGANIZES BOARD COMMITTEES

**Calgary, Alberta –** Connacher Oil and Gas Limited **(CLL – TSX)** is pleased to provide an update on its activities in Western Canada; to comment on the ongoing success of the drilling and testing program of Petrolifera Petroleum Limited, in which Connacher owns a 35 percent equity stake; to briefly comment on the proposed acquisition of Luke Energy Ltd. ('Luke") and the proposed purchase of certain refining assets in Montana; and to advise it shareholders of the reconstitution and expansion of its Board Committees in keeping with prevailing good governance policies.

At Great Divide, Alberta, Connacher has drilled and cored five wells to date in 2006, three in proximity to Pod One and two on Pod Four in the southeast corner of its primary lease. Eight additional locations have been prepared with surface hole drilled and surface casing set, which will expedite the pace at which additional wells can be drilled, logged and cored once drilling resumes after a short break for rig crew time off the past few days. Connacher is operating with one core hole rig, as the other two which were available on a short-term basis have left to work for other operators now that some colder weather has emerged in the region. Their brief presence, however, helped in the preparation of locations for upcoming wells. The company hopes to achieve a minimum of quarter-section spacing over identified channels with its 2006 core hole program, which will be complemented by proposed 3D seismic coverage. This has proven to be an extremely useful technical tool for Connacher when applied in this area.

Thus far, Connacher is pleased with the results of its core hole program, which is attempting to expand the reserve base of Pod One and to delineate additional accumulations which could be candidates for prospective future development under separate applications to the regulators in Alberta, if, as and when sufficient resource and reserves are identified.

Connacher is also preparing to commence the aforementioned 3D seismic program over what has been identified as Pod Two northeast of Pod One on its main lease block at Great Divide. This will be undertaken before core hole drilling commences in this region. Thereafter, a similar 3D seismic program will be shot over Pod Four, when the available core hole rig completes the Pod Four program and moves to Pod Two.

Connacher is now entering the sixth month since its application for the development of Pod One was submitted to the regulators in Alberta in August 2005. In recent months, minor amendments have been made to the orientation of the proposed plant site and engineering modifications have been made to the proposed water processing and treatment system. These have been provided to the Energy Utilities Board ("EUB") on a timely basis.

Also, certain equipment with long lead times associated with the proposed plant have been preordered, having regard to the timetable and schedule to which the Company is attempting to adhere with respect to startup, subject to receipt of regulatory approvals.

Connacher will be updating its corporate reserve reports for year end 2005 and expects it will update these reports on a quarterly basis in 2006 as additional core hole results are achieved, evaluated and incorporated into the data base required for reserve and resource estimates. These reports will be prepared by independent consultants selected by Connacher's Reserves Committee.

Connacher notes that Petrolifera Petroleum Limited continues to report favorable drilling and test results from its program on the Puesto Morales/Rinconada Concession in Argentina. Recently, Petrolifera reported that the RN.PM.a-1010 well tested over 4,200 bbl/d of light oil through a restricted choke. While this was not disclosed as a stabilized flow rate, the tests were conducted over fairly lengthy periods of up to ten hours, which is encouraging. This is the fourth flowing oil well reported since drilling began in late 2005 and the third well with test rates exceeding 2,000 bbl/d. Connacher also noted Petrolifera is forecasting an active drilling and facility installation program during the balance of 2006, including initiation of exploration activity on its significant acreage spreads in Peru and drilling of up to 24 new wells on its Argentinean acreage, while increasing its anticipated production levels. Connacher owns 13.3 million common shares of Petrolifera Petroleum Limited on a fully-diluted basis, with a current market value of approximately $165 million or approximately $1.18 per basic Connacher common share outstanding.

Connacher anticipates materials related to its proposed acquisition of Luke Energy Ltd. ("Luke") by way of Plan of Arrangement will be mailed to Luke shareholders on or about the 15th of February, 2006 with a view to a shareholders' meeting on or about March 15, 2006. Connacher is in the final stages of completing financing arrangements for the Luke purchase, which will give it access to significant natural gas reserves and production which could serve as a hedge against the cost of natural gas used to create steam for the Company's Great Divide project. Also, negotiations related to the proposed purchase and financing of the acquisition of refining assets in Montana are advancing. Should this transaction be completed, its objective would be to integrate and hedge Connacher's anticipated heavy oil production activity at Great Divide. A definitive and binding agreement continues to be under negotiation within the framework of an Exclusivity Agreement with the vendor. There can be no assurance that a binding agreement with

respect to the refinery acquisition will be executed or that either or both of these transactions will be completed.

Connacher has recently expanded its Board of Directors with the appointment of Mr. Hugh Bessell of Toronto and Mr. Mike Seth of Calgary to the Board. Recognizing the expertise which these gentlemen bring to the Board to complement and expand that of the existing members, Connacher has reconstituted its Committees, elevated the Reserves Subcommittee to full Committee status and added a Health, Safety and Environment Committee of the Board. Mr. Stewart D. McGregor remains the Lead Director, and the Audit Committee is entirely composed of independent and unrelated directors. Members of management do not sit on any Committee.

The Committees of the Board are as follows:

| | |
|---|---|
| **Audit:** | Mr. D. Hugh Bessell, Chair<br>Mr. Colin M. Evans<br>Mr. W. C. ("Mike") Seth |
| **Governance:** | Mr. Mr. Charles Berard, Chair<br>Mr. D. Hugh Bessell<br>Mr. S. D. McGregor |
| **Human Resources:** | Mr. Colin M. Evans, Chair<br>Mr. D. Hugh Bessell<br>Mr. S. D. McGregor |
| **Health, Safety & Environment:** | Mr. Charles W. Berard, Chair<br>Mr. W. C. Seth<br>Mr. Colin M. Evans |
| **Reserves Subcommittee:** | Mr. W. C. Seth, Chair<br>Mr. Colin M. Evans<br>Mr. D. Hugh Bessell |

Mrs. Jennifer K. Kennedy, partner of Macleod Dixon LLP, continues as Corporate Secretary. Connacher is developing and finalizing terms of reference for the new Committees.

Connacher Oil and Gas Limited is a Calgary-based crude oil and natural gas exploration and production company. Its primary asset is 110 sections of oil sands leases at its Great Divide oil sands project in northeastern Alberta. Connacher also holds conventional properties in the Province of Saskatchewan at Battrum and Steelman and owns a 35 percent basic equity stake in Petrolifera Petroleum Limited (PDP – TSX). Connacher is in the process of acquiring Luke Energy Ltd. (LKE – TSX) and is negotiating the possible purchase of refining assets situated in Montana, U. S. A.

This press release contains forward-looking statements, including but not limited to the planned drilling program, flow rates and operating costs. There statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. There risks include, but are not limited to, risks associated with the oil and gas industry, (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or developments projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments and risk associated with international activity.

*Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the* company's securities should not place undue reliance on these forward looking statements.

**For further information, contact:**
**Richard A. Gusella**
**President and Chief Executive Officer**
**Connacher Oil and Gas Limited**
**Phone: (403) 538-6201 Fax: (403) 538-6225**
**inquiries@connacheroil.com www.conacheroil.com**

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S
Telephone: (403) 538-6201 Facsimile: (403) 538-6225

CONNACHER
OIL AND GAS LIMITED

RECEIVED
2006 MAR -7 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## PRESS RELEASE

**FOR IMMEDIATE RELEASE** January 31, 2006

### CONNACHER ANNOUNCES BOUGHT DEAL PRIVATE PLACEMENT FINANCING

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it has entered into an agreement to sell to a syndicate of underwriters led by GMP Securities L.P. and including Raymond James Limited, Dominick & Dominick Securities Inc., PowerOne Capital Markets Limited, Jennings Capital Inc., Octagon Capital Corporation, Bolder Investment Partners Ltd. and Mustang Capital Partners Inc. (collectively "the Underwriters"), 8,571,500 common shares at a price of $5.25 per common share to raise aggregate gross proceeds of $45,000,375 on a bought deal basis. Connacher has granted the Underwriters an option, exercisable in whole or in part at any time prior to closing, to purchase up to an additional 5,714,300 common shares at the same offering price. Should the Underwriters' option be exercised in full, the total gross proceeds of the offering would be $75,000,450. Closing is expected to occur on or about February 23, 2006. The common shares will be resold to accredited investors by way of private placement and will be subject to a four month hold period from closing.

The net proceeds from the financing will be used to fund Connacher's ongoing exploration and development activities, for general corporate purposes including working capital and may be used to partially reduce short-term indebtedness incurred to acquire Luke Energy Ltd.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. The company also owns extensive conventional acreage and oil production in southwest Saskatchewan. Following the recent exercise of some outstanding warrants by third parties, Connacher now owns approximately 33 percent (basic) of Petrolifera Petroleum Limited (PDP – TSX), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Connacher has also agreed to acquire Luke Energy Ltd. and is negotiating a binding agreement pursuant to which it is proposing to acquire the refining assets of Montana Refining Company.

## For further information:


Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com Email: inquiries@connacheroil.com


**Not for distribution to United States newswire services or for dissemination in the United States**

CONNACHER
OIL AND GAS LIMITED

# PRESS RELEASE

**FOR IMMEDIATE RELEASE** February 6, 2006

## CONNACHER ANNOUNCES INCREASED BOUGHT DEAL PRIVATE PLACEMENT FINANCING

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announces that it has entered into a further agreement with GMP Securities L.P. to increase the size of the previously announced private placement to $100,000,950, including the Underwriters' option. Pursuant to this agreement, Connacher has agreed to sell to a syndicate of underwriters led by GMP Securities L.P. and including Raymond James Limited, Dominick & Dominick Securities Inc., PowerOne Capital Markets Limited, Jennings Capital Inc., Octagon Capital Corporation, Bolder Investment Partners Ltd. and Mustang Capital Partners Inc. (collectively "the Underwriters"), 8,571,500 common shares at a price of $5.25 per common share to raise aggregate gross proceeds of $45,000,375 on a bought deal basis. Connacher has granted the Underwriters an option, exercisable in whole or in part at any time prior to closing, to purchase up to an additional 10,476,300 common shares at the same offering price. Should the Underwriters' option be exercised in full, the total gross proceeds of the offering would be $100,000,950. Closing is expected to occur on or about February 23, 2006. The common shares will be resold to accredited investors by way of private placement and will be subject to a four month hold period from closing.

The net proceeds from the financing will be used to fund Connacher's ongoing exploration and development activities, for general corporate purposes, for working capital and may be used to partially reduce short-term indebtedness incurred to acquire Luke Energy Ltd.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. The company also owns extensive conventional acreage and oil production in southwest Saskatchewan. Connacher owns approximately 35 percent (basic) of Petrolifera Petroleum Limited (PDP – TSX), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Connacher has also agreed to acquire Luke Energy Ltd. and is negotiating a binding agreement pursuant to which it is proposing to acquire the refining assets of Montana Refining Company.

### For further information:

Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com Email: inquiries@connacheroil.com

**Not for distribution to United States newswire services or for dissemination in the United States**

CONNACHER OIL AND GAS LIMITED

**PRESS RELEASE** **February 10, 2006**

**CONNACHER SIGNS ARRANGEMENT AGREEMENT WITH LUKE ENERGY LTD.**

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher") – (**CLL – TSX**) - announced today that it has entered into an arrangement agreement ("Arrangement Agreement") with Luke Energy Ltd. ("Luke") pursuant to which Connacher will acquire the outstanding common shares of Luke ("Luke Shares") by way of a business combination under a proposed Plan of Arrangement (the "Arrangement"). Under the terms of the Arrangement Agreement, holders of Luke Shares will receive $2.31 in cash and 0.75 of one common share of Connacher ("Connacher Share") for each Luke Share held.

Pursuant to the terms of an interim order dated February 10, 2006 obtained from The Court of Queen's Bench of Alberta, a meeting of holders of Luke Shares ("Luke Shareholders") will take place on March 15, 2006 for the purpose of approving the proposed Arrangement. The Arrangement is subject to a number of conditions, including receipt of Luke Shareholder, regulatory and court approval and certain other conditions customary for a transaction of this nature. If the foregoing approvals are obtained and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Connacher expects the closing of the Arrangement to take place on March 16, 2006.

To finance the acquisition of the Luke Shares, Connacher has entered into a commitment letter with a major international bank for the provision of certain credit facilities. The commitment letter contemplates the provision of an extendible revolving operating facility ("Operating Facility") in the amount of $10 million, an extendible revolving credit facility ("Revolving Credit Facility") in the amount of $45 million and a senior bridge credit facility ("Luke Bridge Facility") in the amount of $45 million. Subject to the satisfaction of certain conditions described in the commitment letter, the Operating Facility will be available for working capital and the Revolving Credit Facility and the Luke Bridge Facility will be available for the acquisition of the Luke Shares. To the extent that Connacher completes its previously announced proposed private placement offering of up to 19,047,800 Connacher Shares, which is scheduled to close on February 23, 2006, the Luke Bridge Facility would be withdrawn, leaving available the Operating Facility and the Revolving Credit Facility, which then together with the net proceeds of the private placement equity financing would ensure Connacher has the available funds and unutilized credit to complete the Luke acquisition.

Connacher also wishes to announce that it has extended the term of its exclusivity agreement to negotiate the purchase and sale agreement to acquire an 8,300 barrel per day refinery situated in Great Falls, Montana.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. The company owns conventional acreage and oil production in southwest Saskatchewan. Connacher also owns approximately 33 percent (basic) of Petrolifera Petroleum Limited (**PDP - TSX**), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru.

*Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, uncertainties associated with obtaining regulatory approvals for Connacher's Great Divide oil sands project, the possibility of third-party requests for information or intervention which could delay regulatory approvals, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, regulatory approvals and the ability to access sufficient capital from external sources. The proposed Arrangement is subject to a number of conditions which must be satisfied prior to completion of the transaction. There is a risk that such conditions will not be satisfied and the transaction will not be completed on time or at all. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.*

**NOT TO BE DISTRIBUTED IN THE UNITED STATES OF AMERICA OR THROUGH U.S. WIRE SERVICES**

**For further information, contact:**

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

CONNACHER
OIL AND GAS LIMITED

**PRESS RELEASE** **February 21, 2006**

## CONNACHER UPDATES GREAT DIVIDE PROJECT

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL – TSX**) is pleased to provide an update on its Great Divide project.

Connacher has now drilled and cored ten wells in 2006, three in proximity to what is referred to as Pod One and seven on Pod Four, which is situated in the southeast corner of its main lease block. Eight additional locations have been prepared with surface hole drilled and surface casing set. The Company is now operating two rigs, one of which is solely being utilized to drill surface hole. This procedure expedites the pace at which additional wells can be drilled, logged and cored As previously reported, efforts this season are focused on achieving minimum quarter-section spacing of core holes over the identified channels and to complement well results with proposed 3D seismic coverage, which has proven to be an excellent technical tool for Connacher in this region.

Connacher continues to be pleased with the specific and overall results of its core hole program to date, including the quality and thickness of oil-bearing sands encountered in the wells drilled to date. The Company does not intend to report on individual core hole results, but will await the completion of its total program for a full assessment and independent appraisal of reserves and resources identified by the program.

The pace of drilling is always affected by rig availability and weather conditions, which have been challenging this year. Nevertheless, the Company is endeavoring to drill up to fifty core holes in this winter's program; to date, forty wells have been licensed.

Connacher has started its 3D seismic program over the Pod Two area northeast of Pod One. This will be undertaken before core hole drilling is commenced in this particular region. Thereafter, the drilling rigs currently at Pod Four will move to Pod Two and the seismic crew will move to the Pod Four area.

Connacher is now responding to final questions from the regulatory bodies which are reviewing the application to develop the Great Divide SAGD project.

Detailed engineering and design has progressed to the point where Connacher has ordered certain long-lead items which comprise a portion of the plant and equipment needed to construct a commercial operation. As previously reported, Connacher elected to make changes in its plant design to incorporate the latest technology in water treatment and steam generation. In the opinion of Connacher's management, these changes are anticipated to result in reduced capital cost estimates for the project and are also anticipated to contribute to lower operating costs throughout the project's forecast 25 year life.

As a consequence of these improvements, however, and depending upon the timing of regulatory approval, Connacher now anticipates plant startup to occur in early 2007 as opposed to the fourth quarter of 2006. This slight delay represents approximately one percent of the forecast project life and is not expected to impact on project economics in any consequential manner.

*This press release contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project and the uncertainties associated with negotiating and completing commercial transactions, such as a potential acquisition of refinery assets in Montana to which reference has been made previously and the requisite financing in support thereof. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For additional information relating to the risks and uncertainties facing Connacher, refer to Connacher's Revised Initial Annual Information Form for the year ended December 31, 2004 which is available on SEDAR at www.sedar.com.*

**NOT FOR DISTRIBUTION IN THE UNITED STATES**

**For further information, contact:**
**Richard A. Gusella**
**President and Chief Executive Officer**
**Connacher Oil and Gas Limited**
**Phone: (403) 538-6201 Fax: (403) 538-6225**
**inquiries@connacheroil.com www.conacheroil.com**

CONNACHER
OIL AND GAS LIMITED

RECEIVED
2006 MAR -7 A 10: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## PRESS RELEASE

**FOR IMMEDIATE RELEASE** February 23, 2006

### CONNACHER ANNOUNCES COMPLETION OF BOUGHT DEAL PRIVATE PLACEMENT FINANCING

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher" – **CLL** – TSX) announced today that it closed its previously announced bought deal private placement financing. The total gross proceeds of the financing, which includes the exercise in full of the underwriters' option, were $100,000,950, resulting in the issuance of 19,047,800 common shares at a price of $5.25 per share. The bought deal was sold to a syndicate of underwriters led by GMP Securities L.P. and also included Raymond James Ltd., Dominick & Dominick Securities Inc., PowerOne Capital Markets Limited, Jennings Capital Inc., Octagon Capital Corporation, Bolder Investment Partners Ltd. and Mustang Capital Partners Inc. The common shares are subject to a four month hold period from closing. Connacher has 160,256,703 common shares outstanding following completion of the financing.

The net proceeds from the financing will be used to fund Connacher's ongoing exploration and development activities, for general corporate purposes, for working capital and may be used to partially reduce short-term indebtedness which may be incurred to acquire Luke Energy Ltd.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or applicable exemption from the registration requirements.

Connacher is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its 100 percent ownership of the Great Divide oil sands project in Alberta, where 110 sections (70,400 acres) of oil sands leases are held. The company also owns extensive conventional acreage and oil production in southwest Saskatchewan. Connacher owns approximately 33 percent (basic) of Petrolifera Petroleum Limited (PDP – TSX), a Canadian public company engaged in oil and natural gas exploration and production in Argentina and Peru. Connacher has also agreed to acquire Luke Energy Ltd. and is negotiating a binding agreement pursuant to which it is proposing to acquire the refining assets of Montana Refining Company.

### For further information:

Richard A. Gusella
President and Chief Executive Officer

Phone: (403) 538-6201
Fax: (403) 538-6225
Website: www.connacheroil.com Email: inquiries@connacheroil.com

**Not for distribution to United States newswire services or for dissemination in the United States**

CONNACHER
OIL AND GAS LIMITED

# ANNUAL INFORMATION FORM
# FOR THE YEAR ENDED DECEMBER 31, 2004

**March 24, 2005**

## TABLE OF CONTENTS

Page

## FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are "forward looking statements". Forward looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" or other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking statements are not based on historical facts but rather on Management's expectations regarding the Corporation's future growth, results of operations, production, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. Such forward looking statements reflect Management's current beliefs and assumptions and are based on information currently available to Management. Forward looking statements involve significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including risks associated with negotiating with foreign governments as well as country risk associated with conducting international activities, the risks discussed under "Risk Factors" and elsewhere in the Corporation's public disclosure documents, and other factors, many of which are beyond the control of the Corporation. Although the forward looking statements contained in this Annual Information Form are based upon assumptions which Management believes to be reasonable, the Corporation cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this Annual Information Form, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Because of the risks, uncertainties and assumptions inherent in forward looking statements, prospective investors in the Corporation's securities should not place undue reliance on these forward looking statements. See "Risk Factors".

## ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

| | | | |
|---|---|---|---|
| **"bbl"** | barrels | **"mcf"** | 1,000 cubic feet |
| **"bbl/d"** | Barrel or barrels per day | **"mcf/d"** | One thousand standard cubic feet per day |
| **"bcf"** | 1 billion cubic feet | **"mmcf"** | 1,000,000 cubic feet |
| **"boe"** | Barrels of oil equivalent | **"mmcf/d"** | One million standard cubic feet per day |
| **"boe/d"** | Barrel or barrels of oil equivalent per day | **"mstb"** | 1,000 standard barrels |
| | | **"NGL"** | Natural gas liquids |
| **"mbbl"** | 1,000 barrels | | |

**Note:** For the purposes of this document, 6 mcf of natural gas and 1 boe of NGL each equal 1 bbl of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"**ABCA**" means the *Business Corporations Act* (Alberta), S.A. 2000, c. B-9, together with any amendments thereto and all regulations promulgated thereunder;

"**ARTC**" means the Alberta royalty tax credit;

"**Alpa**" means Ingenieria Alpa S.A., the Corporation's joint venturer in the Puesto Morales Concession;

"**Common Shares**" means the common shares in the share capital of the Corporation;

"**Connacher**" or the "**Corporation**" means Connacher Oil and Gas Limited and its subsidiaries;

"**D&M Report**" means the independent engineering evaluation of the oil and natural gas interests of the Corporation prepared by DeGolyer and MacNaughton Canada Ltd. ("**D&M**"), independent petroleum engineering consultants of Calgary, Alberta, dated March 2, 2005 and effective December 31, 2004;

"**NI 51-101**" means National Instrument 51-101 - *Standards of Disclosure for Oil and Gas Activities*;

"**Petrolifera**" means Petrolifera Petroleum Limited, a subsidiary of Connacher.

"**Puesto Morales Concession**" or "**Concession**" means the interests in the Puesto Morales and Rinconada blocks in the Neuquen Basin in Argentina;

"**Seaton-Jordan Report**" means the independent evaluation of the Canadian undeveloped land acreage of the Corporation prepared by Seaton-Jordan & Associates Ltd. ("**Seaton-Jordan**"), independent mineral management consultants of Calgary, Alberta, dated February 18, 2005 and effective December 31, 2004; and

"**TSX**" means the Toronto Stock Exchange.

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

## THE CORPORATION

### Incorporation and Organization

The Corporation was formed on July 3, 1997 through the amalgamation pursuant to the ABCA of Petro Power Energy Inc. and Justinian Explorations Ltd. and continued as Justinian Explorations Ltd. ("Justinian"), a public corporation listed on the TSX Venture Exchange. On January 23, 2001 the outstanding Common Shares of the Corporation were consolidated on a ten-for-one basis and the name of the Corporation was changed to Connacher Oil and Gas Limited. Trading in the Common Shares of Connacher under the symbol "CLL" commenced on the TSX Venture Exchange on March 23, 2001. This listing was surrendered on August 1, 2003, when the Company graduated to and commenced trading on the TSX.

The Corporation has two wholly-owned subsidiaries, COGL Resources Ltd., a corporation incorporated under the *Business Corporations Act* (Saskatchewan), and Great Divide Oil Corporation, a corporation incorporated under the ABCA. As at December 31, 2004, the Corporation also owned approximately 61% of Petrolifera Petroleum Limited which owns 100% of the Puesto Morales Concession. Petrolifera was incorporated under the *Canada Business Corporations Act.*

The Corporation has its head and principal office at Suite 2600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 and its registered office at 3700, 400 Third Avenue SW, Calgary, Alberta T2P 4H2.

The following chart illustrates the Corporation's organizational structure as at December 31, 2004:



Connacher Oil and Gas Limited
(Alberta)
100%
100%
61%
Great Divide Oil Corp.
(Alberta)
COGL Resources Ltd.
(Saskatchewan)
Petrolifera Petroleum
Limited(1)(2) (Canada)


**Notes:**

(1) Subsequent to December 31, 2004 the Corporation incorporated the following four subsidiaries held by Petrolifera Petroleum Limited: Petrolifera Petroleum (Holdings) Limited, Petrolifera Petroleum (Peru) Limited and Petrolifera Petroleum (Americas) Limited, each of which are incorporated under the laws of Barbados, and Petrolifera Petroleum del Peru S.A.C. (Peru), which is incorporated under the laws of Peru.

(2) Subsequent to December 31, 2004 the Corporation's interest in Petrolifera was reduced to 40%. See "Business of the Corporation - Ownership of Petrolifera".

**General Development of the Corporation**

In January 2002, Connacher acquired certain oil and natural gas reserves, production and undeveloped acreage in the Lloydminster/Isly/Kitscoty region of Alberta from an independent oil and gas company for $4 million. The acquisition was effective October 1, 2001 and was financed with $2 million cash, a subordinated secured promissory note in the amount of $500,000 and the issuance of 3.75 million Common Shares at a deemed price of $0.40 per share. The promissory note was repaid in full in January 2003.

In June 2002, the Corporation completed an offering of 2,500,000 flow-through Common Shares at $0.40 per share and 1,200,360 units consisting of one Common Share and one-half of a Common Share purchase warrant at $0.35 per unit, for aggregate gross proceeds of approximately $1.42 million.

The Corporation completed a further offering of 3,111,112 flow-through Common Shares at $0.45 per share for aggregate gross proceeds of $1.4 million in November 2002.

In January 2003, Connacher completed a $7.3 million acquisition of certain oil and natural gas reserves, production and undeveloped land in the Battrum, Steelman and Cypress Hills areas of Saskatchewan from a large Canadian independent producer. The transaction had an effective date of December 1, 2002 and was financed from the Corporation's credit facility with a Canadian chartered bank.

In February 2003, the Corporation completed a further acquisition in the Battrum area for a purchase price of $3.1 million from an arm's length vendor. The purchase was effective January 1, 2003 and was also financed from the Corporation's credit facility with a Canadian chartered bank.

The Corporation completed a private placement offering in March 2003 of 4,542,155 units comprised of one Common Share and one Common Share purchase warrant at $0.45 per unit for gross proceeds of $2.04 million.

Connacher acquired a 100% working interest in 12,320 acres of petroleum and natural gas rights in the Cabri/Shackleton region of south-western Saskatchewan in April 2003. The lands were prospective for shallow natural gas accumulations and were within the Corporation's core area of Battrum.

The Corporation completed a private placement offering in December 2003 of 5,162,000 Common Shares at a price of $1.05 per Common Share, and 3,703,800 flow-through Common Shares at a price of $1.35 per flow-through Common Share for aggregate gross proceeds of $10.4 million.

Throughout 2003, a total of 7,785,636 Common Share purchase warrants and broker warrants and 534,000 stock options were exercised, resulting in the Corporation receiving cash proceeds of $3.3 million.

The Corporation sold its conventional heavy oil properties at Islay and Lloydminster in eastern Alberta, and its Cabri North natural gas properties and related undeveloped shallow gas rights under approximately 35,000 net acres in southwest Saskatchewan in two separate transactions which were completed in July 2004 for aggregate gross proceeds of $17.8 million. Proceeds from these sales were used to repay bank debt and trade payables.

In November 2004, the Corporation acquired the 50% working interest it did not already own in the Puesto Morales Concession in Argentina and immediately thereafter sold its 100% working interest to a subsidiary, Petrolifera, for eight million common shares of Petrolifera and a $4 million promissory note. Prior to Petrolifera's purchase of those assets, Petrolifera completed a $1.5 million equity financing issuing units comprising one common share of Petrolifera and one common share purchase warrant of Petrolifera and used $1.25 million of the net proceeds to reduce its promissory note indebtedness to the Corporation to $2.75 million. As a consequence of Petrolifera's equity financing, the Corporation's equity interest in Petrolifera was reduced to 61%. This equity interest further reduced to 40% in March 2005, upon the completion of another equity financing by Petrolifera, which raised $7 million by issuing units comprising one common share of Petrolifera, one half of one common share purchase warrant of Petrolifera and a right. Of the gross proceeds, $2 million was used to reduce the promissory note indebtedness owing to Connacher to $750,000.

In December 2004, Connacher completed an equity offering of 30,000,000 Common Shares and 11,706,663 flow-through Common Shares, for aggregate gross proceeds of $21.3 million. Proceeds from the financing were used to repay all of the Corporation's indebtedness and provide working capital.

Throughout 2004, a total of 1,442,155 Common Share purchase warrants and broker warrants and 575,000 stock options were exercised, resulting in the Corporation receiving cash proceeds of $945,000.

**Trends**

There are some trends that have been developing in the oil and gas industry during the past two years.

The first trend is the consolidation that the industry has been experiencing. Consolidation has affected companies of all sizes from the small emerging companies to the senior integrated companies. Because of the relatively high commodity prices in the industry in recent history and the increased demand for producing properties, the trend in the industry is for larger entities to continue to acquire smaller entities. Oil and gas royalty trusts have also been a significant acquirer of producing oil and gas properties and companies.

The second trend is the significant access to external capital that the industry has been experiencing. Oil and gas royalty trusts have become increasingly popular and have been able to access significant capital. As well, numerous junior oil and gas companies have had access to debt and equity capital which they have invested in both acquisition and exploration activities.

## BUSINESS OF THE CORPORATION

The Corporation is engaged in the exploration for, and the development, production and marketing of, oil and natural gas. The Corporation's principal properties are oil sand leases located in the Divide region, southwest of Fort McMurray, Alberta. It also holds producing and non-producing properties at Battrum, Tompkins and Steelman, all in Saskatchewan. Petrolifera owns 100% of the productive 95,000 acre Puesto Morales Concession in the Neuquen Basin, Argentina, and has negotiated the purchase of licenses covering two exploratory blocks in the Maranon and Ucayali Basins, Peru.

**Principal Properties**

*Battrum, Saskatchewan*

The Corporation holds interests ranging from 75% to 100% in unitized and non-unitized lands in the Battrum region of south-western Saskatchewan. The Corporation is the operator of the properties which produce medium gravity crude oil. The properties were acquired in two transactions with effective dates of December 1, 2002 and January 1, 2003 which were completed on January 31, 2003 and February 28, 2003, respectively. For the year ended December 31, 2004 the Corporation's production from this area averaged 500 bbls/d and current production is approximately 520 bbls/d. There are presently 62 (50.4 net) producing oil wells and no producing gas wells in this area, which comprises 2,247 gross (1,949 net) acres. At December 31, 2004 the D&M Report estimates the Corporation's proved plus probable reserves to be 2.2 million bbls of oil, of which 1.3 million bbls is proved.

*Great Divide, Alberta*

The Corporation owns a 100% working interest in 101 sections (64,640 acres) of oil sands leases at its Great Divide project in the Divide area of northeastern Alberta. Several oil accumulations in the McMurray formation have been identified on the leases.

The Corporation drilled eleven core holes on one such accumulation ("Pod One") in 2004 and at December 31, 2004 the D&M Report estimated the Corporation's possible recoverable reserves to be 51.8 million bbls of bitumen.

In early 2005 a further twelve core holes were drilled on or around Pod One. Furthermore, a 3-D seismic program was initiated to assist in identifying the size and geometry of the accumulation. This data will be integrated into a resource study which is anticipated to form the basis for a submission to the appropriate Alberta regulators for approval to drill and produce from the accumulation at a targeted rate of up to 10,000 bbl/d.

Seven additional core holes were drilled on what the Corporation labels "Pod Three", situated on Connacher's land southwest of Pod One. Two other accumulations have been identified and further evaluation work is planned for the winter of 2005 – 2006.

**Ownership of Petrolifera**

As at December 31, 2004, the Corporation held a 61% interest in Petrolifera which was subsequently reduced to 40% following the completion of a private placement by Petrolifera in March 2005. As a result, the Corporation currently holds a 40% equity interest in Petrolifera. Petrolifera owns 100% of the Puesto Morales Concession. During 2004 average production from the Puesto Morales Concession was 55 bbl/d of light crude oil and 711 mcf/d of natural gas. The production volumes reflect the purchase of its partner's 50% interest on November 26, 2004, with an effective date of November 1, 2004. Production was booked from the closing date. There are presently ten producing oil wells and one producing natural gas well. At December 31, 2004, the D&M Report estimated Petrolifera's share of proved and probable reserves, which were consolidated in the Corporation's accounts, to be 565,000 bbls of crude oil, of which 300,000 bbls was proved; and 2.8 bcf of natural gas, of which 1.5 bcf was proved.

Minority shareholders indirectly owned 39% of these reserves at December 31, 2004. This increased to 60% as at March 11, 2004, at which time Petrolifera completed a private placement financing which reduced the Corporation's direct equity interest to 40%. However, pursuant to a management agreement, Connacher is responsible for managing the day to day affairs of Petrolifera and Connacher has a right to participate in future equity offerings by Petrolifera.

In 2005 Petrolifera qualified for the award of licenses to explore for oil and natural gas in two blocks covering over five million acres in two basins in Peru. Block 106, in the Maranon Basin, is comprised of approximately two million acres. It surrounds a large oil field in the area and is surrounded by other producing oil fields as well as being bisected by an underutilized pipeline. Block 107 in the Ucayali Basin is comprised of approximately three million acres and is on trend with the Camisea field in Peru. The licenses under which Blocks 106 and 107 will be evaluated have been initialled by Petrolifera and Perupetro and, following formal approval by Perupetro's Board of Directors, are anticipated to be awarded to Petrolifera pursuant to a government decree.

## OIL AND GAS RESERVES

*Reserves and Future Net Revenue*

Connacher's crude oil and natural gas reserves were primarily located in south-west and south-east Saskatchewan and in the Puesto Morales Concession in the Neuquen Basin in Argentina. The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of the Corporation as at December 31, 2004 as evaluated by D&M in the D&M Report. The D&M Report which was prepared using assumptions and methodology guidelines outlined in the "Canadian Oil and Gas Evaluation Handbook" and in accordance with NI 51-101. The preparation date of the D&M Report is March 2, 2005. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

Under NI 51-101, proved reserve assignments are based on a 90% probability that total quantities recovered will equal or exceed proved reserve estimates. Proved plus probable reserves are the most likely case and are based on a 50% probability that they will equal or exceed estimates. The new standard provides for a more conservative evaluation of proved and probable reserves, particularly on new wells where production history has not yet been established. In addition pursuant to NI 51-101 the Corporation is required to include 100% of the reserves owned by Petrolifera in the Corporation's oil and gas reserves disclosure.

All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast price and cost assumptions contained in the D&M report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the D&M report. The recovery and reserves estimates of the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated.

## RESERVES DATA - CONSTANT PRICES AND COSTS

### CRUDE OIL AND NATURAL GAS RESERVES BASED ON CONSTANT PRICES AND COSTS[8]

| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|---|---|
| | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mmcf) | Net[1] (mmcf) | Gross[1] (mbbl) | Net[1] (mbbl) |
| Proved Developed Producing[2][5] | | | | | | | | |
| Canada | 1,192.5 | 955.6 | - | - | 132 | 117 | 2.6 | 1.8 |
| Argentina | 146.2 | 138.4 | - | - | 1,244 | 1,236 | - | - |
| **Total** | 1,338.7 | 1,094.0 | - | - | 1,376 | 1,353 | 2.6 | 1.8 |
| Proved Developed Non-Producing[2][6] | | | | | | | | |
| Canada | - | - | - | - | 161 | 141 | - | - |
| Argentina | - | - | - | - | - | - | - | - |
| **Total** | - | - | - | - | 161 | 141 | - | - |
| Proved Undeveloped[2][7] | | | | | | | | |
| Canada | 280.0 | 236.3 | - | - | - | 1 | - | - |
| Argentina | 153.7 | 145.6 | - | - | 294 | 293 | - | - |
| **Total** | 433.7 | 381.9 | - | - | 294 | 294 | - | - |
| Total Proved[2] | | | | | | | | |
| Canada | 1,472.5 | 1,191.9 | - | - | 293 | 259 | 2.6 | 1.8 |
| Argentina | 299.9 | 284.0 | - | - | 1,538 | 1,529 | - | - |
| **Total** | 1,772.4 | 1,475.9 | - | - | 1,831 | 1,788 | 2.6 | 1.8 |
| Total Probable[3] | | | | | | | | |
| Canada | 1,215.4 | 985.5 | - | - | 471 | 415 | 0.9 | 0.6 |
| Argentina | 265.4 | 251.4 | - | - | 1,215 | 1,210 | - | - |
| **Total** | 1,480.8 | 1,236.8 | - | - | 1,686 | 1,625 | 0.9 | 0.6 |
| Total Proved Plus Probable[2][3] | | | | | | | | |
| Canada | 2,687.9 | 2,177.3 | - | - | 764 | 674 | 3.5 | 2.5 |
| Argentina | 565.3 | 535.4 | - | - | 2,753 | 2,739 | - | - |
| **Total** | 3,253.2 | 2,712.7 | - | - | 3,517 | 3,413 | 3.5 | 2.5 |
| Total Possible[4] | | | | | | | | |
| Canada | 1,009.8 | 913.9 | 51,752.1 | 44,231.6 | 124 | 115 | 0.1 | 0.1 |
| Argentina | 191.5 | 181.3 | - | - | 577 | 576 | - | - |
| **Total** | 1,201.3 | 1,095.2 | 51,752.1 | 44,231.6 | 701 | 691 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | | | |
| Canada | 3,697.7 | 3,091.2 | 51,752.1 | 44,231.6 | 888 | 789 | 3.6 | 2.6 |
| Argentina | 756.8 | 716.7 | - | - | 3,330 | 3,315 | - | - |
| **Total** | 4,454.5 | 3,807.9 | 51,752.1 | 44,231.6 | 4,218 | 4,104 | 3.6 | 2.6 |

## NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS(8)

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing(2)(5) | | | | | | | | | | |
| Canada | 20,698 | 16,952 | 14,313 | 12,364 | 10,869 | 20,698 | 16,952 | 14,313 | 12,364 | 10,869 |
| Argentina | 3,238 | 2,856 | 2,545 | 2,288 | 2,073 | 2,993 | 2,629 | 2,334 | 2,092 | 1,890 |
| **Total** | 23,936 | 19,808 | 16,858 | 14,652 | 12,942 | 23,691 | 19,581 | 16,647 | 14,456 | 12,759 |
| Proved Developed Non-Producing(2)(6) | | | | | | | | | | |
| Canada | 578 | 537 | 500 | 467 | 436 | 578 | 537 | 501 | 467 | 436 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 578 | 537 | 500 | 467 | 436 | 578 | 537 | 501 | 467 | 436 |
| Proved Undeveloped(2)(7) | | | | | | | | | | |
| Canada | 3,766 | 3,024 | 2,426 | 1,944 | 1,550 | 3,766 | 3,024 | 2,426 | 1,944 | 1,550 |
| Argentina | 2,960 | 2,186 | 1,632 | 1,222 | 912 | 2,330 | 1,639 | 1,172 | 834 | 583 |
| **Total** | 6,726 | 5,210 | 4,058 | 3,166 | 2,462 | 6,069 | 4,663 | 3,598 | 2,778 | 2,133 |
| Total Proved(2) | | | | | | | | | | |
| Canada | 25,042 | 20,512 | 17,240 | 14,774 | 12,854 | 25,042 | 20,512 | 17,240 | 14,774 | 12,854 |
| Argentina | 6,198 | 5,042 | 4,177 | 3,510 | 2,985 | 5,296 | 4,268 | 3,506 | 2,926 | 2,473 |
| **Total** | 31,240 | 25,554 | 21,417 | 18,284 | 15,839 | 30,338 | 24,780 | 20,746 | 17,700 | 15,327 |
| Total Probable(3) | | | | | | | | | | |
| Canada | 23,946 | 16,547 | 12,053 | 9,102 | 7,052 | 21,507 | 15,136 | 11,198 | 8,571 | 6,715 |
| Argentina | 6,375 | 4,852 | 3,830 | 3,099 | 2,550 | 4,492 | 3,339 | 2,595 | 2,074 | 1,691 |
| **Total** | 30,321 | 21,399 | 15,883 | 12,201 | 9,602 | 25,999 | 18,475 | 13,793 | 10,645 | 8,406 |
| Total Proved Plus Probable(2)(3) | | | | | | | | | | |
| Canada | 48,987 | 37,060 | 29,291 | 23,876 | 19,907 | 46,549 | 35,648 | 28,438 | 23,345 | 19,569 |
| Argentina | 12,573 | 9,894 | 8,007 | 6,609 | 5,535 | 9,788 | 7,607 | 6,101 | 5,000 | 4,164 |
| **Total** | 61,560 | 46,954 | 37,298 | 30,485 | 25,442 | 56,337 | 43,255 | 34,539 | 28,345 | 23,733 |
| Total Possible(4) | | | | | | | | | | |
| Canada | 558,928 | 345,969 | 219,783 | 141,872 | 91,924 | 377,425 | 229,072 | 140,861 | 86,324 | 51,413 |
| Argentina | 4,084 | 3,135 | 2,470 | 1,985 | 1,621 | 2,778 | 2,109 | 1,638 | 1,296 | 1,037 |
| **Total** | 563,012 | 349,104 | 222,253 | 143,857 | 93,545 | 380,203 | 231,181 | 142,499 | 87,620 | 52,450 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | | | |
| Canada | 607,916 | 383,029 | 249,075 | 165,748 | 111,831 | 423,974 | 264,720 | 169,299 | 109,669 | 70,982 |
| Argentina | 16,657 | 13,029 | 10,477 | 8,594 | 7,156 | 12,566 | 9,716 | 7,739 | 6,296 | 5,201 |
| **Total** | 624,573 | 396,058 | 259,552 | 174,342 | 118,987 | 436,540 | 274,436 | 177,038 | 115,965 | 76,183 |

## FUTURE NET REVENUE (UNDISCOUNTED) BASED ON CONSTANT PRICES AND COSTS(8)

| | Revenue(10) (M$) | Royalties(11) (M$) | Operating Costs (M$) | Development Costs (M$) | Abandonment and Reclamation Costs (M$) | Future Net Revenue Before Income Taxes (M$) | Income Taxes (M$) | Future Net Revenue After Income Taxes (M$) |
|---|---|---|---|---|---|---|---|---|
| Total Proved(2) | | | | | | | | |
| Canada | 56,588 | 11,486 | 15,867 | 2,358 | 1,833 | 25,044 | - | 25,044 |
| Argentina | 12,475 | 610 | 4,007 | 1,356 | 304 | 6,198 | 902 | 5,296 |
| **Total** | 69,063 | 12,096 | 19,874 | 3,714 | 2,137 | 31,242 | 902 | 30,340 |
| Total Proved Plus Probable(2)(3) | | | | | | | | |
| Canada | 107,193 | 21,079 | 28,972 | 6,113 | 2,043 | 48,986 | 2,437 | 46,549 |
| Argentina | 23,414 | 1,148 | 7,395 | 1,969 | 328 | 12,573 | 2,786 | 9,788 |
| **Total** | 124,949 | 22,248 | 36,367 | 8,082 | 2,371 | 61,559 | 5,223 | 56,337 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | |
| Canada | 1,443,780 | 248,906 | 364,621 | 219,437 | 2,900 | 607,916 | 183,942 | 423,974 |
| Argentina | 31,092 | 1,534 | 9,683 | 2,842 | 376 | 16,657 | 4,091 | 12,566 |
| **Total** | 1,474,872 | 250,440 | 374,304 | 222,279 | 3,276 | 624,573 | 188,033 | 436,540 |

## FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON CONSTANT PRICES AND COSTS[8]

| | Production Group | Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$) |
|---|---|---|
| Total Proved[2] | Light and medium crude oil | 19,990 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 1,426 |
| Total Proved Plus Probable[2][3] | Light and medium crude oil | 34,030 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 3,269 |
| Total Proved Plus Probable Plus Possible[2][3][4] | Light and medium crude oil | 43,610 |
| | Heavy oil | 212,104 |
| | Associated gas and non-associated gas | 3,838 |

## RESERVES DATA - FORECAST PRICES AND COSTS

### CRUDE OIL AND NATURAL GAS RESERVES BASED ON FORECAST PRICES AND COSTS[9]

| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|---|---|
| | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mmcf) | Net[1] (mmcf) | Gross[1] (mbbl) | Net[1] (mbbl) |
| *Proved Developed Producing*[2][5] | | | | | | | | |
| Canada | 1,192.5 | 959,042 | - | - | 132 | 117 | 2.6 | 1.8 |
| Argentina | 146,2 | 138.4 | - | - | 1,244 | 1,236 | - | - |
| **Total** | 1,338.7 | 1,097.5 | - | - | 1,376 | 1,353 | 2.6 | 1.8 |
| Proved Developed Non-Producing[2][6] | | | | | | | | |
| Canada | - | - | - | - | 161 | 142 | - | - |
| Argentina | - | - | - | - | - | - | - | - |
| **Total** | - | - | - | - | 161 | 142 | - | - |
| Proved Undeveloped[2][7] | | | | | | | | |
| Canada | 280.0 | 237.2 | - | - | - | 1 | - | - |
| Argentina | 153.7 | 145.6 | - | - | 294 | 293 | - | - |
| **Total** | 433.7 | 382.8 | - | - | 294 | 294 | - | - |
| Total Proved[2] | | | | | | | | |
| Canada | 1,472.5 | 1,196.3 | - | - | 293 | 260 | 2.6 | 1.8 |
| Argentina | 299.9 | 284.0 | - | - | 1,538 | 1,529 | - | - |
| **Total** | 1,772.4 | 1,480.3 | - | - | 1,831 | 1,789 | 2.6 | 1.8 |
| Total Probable[3] | | | | | | | | |
| Canada | 1,215.4 | 990.7 | - | - | 471 | 415 | 0.9 | 0.6 |
| Argentina | 265.4 | 251.4 | - | - | 1,215 | 1,210 | - | - |
| **Total** | 1,480.8 | 1,242.1 | - | - | 1,686 | 1,625 | 0.9 | 0.6 |
| *Total Proved Plus Probable*[2][3] | | | | | | | | |
| Canada | 2,687.9 | 2,187.0 | - | - | 764 | 675 | 3.5 | 2.5 |
| Argentina | 565.3 | 535.4 | - | - | 2,753 | 2,739 | - | - |
| **Total** | 3,253.2 | 2,722.3 | - | - | 3,517 | 3,414 | 3.5 | 2.5 |
| Total Possible[4] | | | | | | | | |
| Canada | 1,009.8 | 916.0 | 51,752.1 | 44,733.7 | 124 | 115 | 0.1 | 0.1 |
| Argentina | 191.5 | 181.3 | - | - | 577 | 576 | - | - |
| **Total** | 1,201.3 | 1,097.3 | 51,752.1 | 44,733.7 | 701 | 691 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | | | |
| Canada | 3,697.7 | 3,102.9 | 51,752.1 | 44,733.7 | 888 | 790 | 3.6 | 2.6 |
| Argentina | 756.8 | 716.7 | - | - | 3,330 | 3,315 | - | - |
| **Total** | 4,454.5 | 3,819.6 | 51,752.1 | 44,733.7 | 4,218 | 4,105 | 3.6 | 2.6 |

## NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS(9)

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing(2)(5) | | | | | | | | | | |
| Canada | 15,779 | 13,351 | 11,580 | 10,233 | 9,173 | 15,779 | 13,351 | 11,580 | 10,233 | 9,173 |
| Argentina | 4,817 | 4,276 | 3,831 | 3,461 | 3,150 | 4,129 | 3,643 | 3,246 | 2,919 | 2,646 |
| **Total** | 20,596 | 17,627 | 15,411 | 13,694 | 12,323 | 19,908 | 16,994 | 14,826 | 13,152 | 11,819 |
| Proved Developed Non-Producing(2)(6) | | | | | | | | | | |
| Canada | 550 | 512 | 478 | 447 | 418 | 550 | 512 | 478 | 447 | 418 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 550 | 512 | 478 | 447 | 418 | 550 | 512 | 478 | 447 | 418 |
| Proved Undeveloped(2)(7) | | | | | | | | | | |
| Canada | 2,609 | 2,093 | 1,669 | 1,321 | 1,034 | 2,609 | 2,093 | 1,669 | 1,321 | 1,034 |
| Argentina | 3,620 | 2,710 | 2,064 | 1,589 | 1,230 | 2,721 | 1,964 | 1,439 | 1,061 | 781 |
| **Total** | 6,229 | 4,803 | 3,733 | 2,910 | 2,264 | 5,330 | 4,057 | 3,108 | 2,382 | 1,815 |
| *Total Proved*(2) | | | | | | | | | | |
| Canada | 18,939 | 15,956 | 13,728 | 12,002 | 10,625 | 18,939 | 15,956 | 13,728 | 12,002 | 10,625 |
| Argentina | 8,437 | 6,986 | 5,895 | 5,050 | 4,380 | 6,850 | 5,607 | 4,685 | 3,980 | 3,427 |
| **Total** | 27,376 | 22,942 | 19,623 | 17,052 | 15,005 | 25,789 | 21,563 | 18,413 | 15,982 | 14,052 |
| Total Probable(3) | | | | | | | | | | |
| Canada | 17,022 | 11,858 | 8,661 | 6,541 | 5,057 | 17,022 | 11,858 | 8,661 | 6,541 | 5,057 |
| Argentina | 8,439 | 6,336 | 4,958 | 3,988 | 3,272 | 5,856 | 4,327 | 3,349 | 2,672 | 2,177 |
| **Total** | 25,461 | 18,194 | 13,619 | 10,529 | 8,329 | 22,878 | 16,185 | 12,010 | 9,213 | 7,234 |
| Total Proved Plus Probable(2)(3) | | | | | | | | | | |
| Canada | 35,961 | 27,814 | 22,387 | 18,542 | 15,682 | 35,961 | 27,814 | 22,387 | 18,542 | 15,682 |
| Argentina | 16,876 | 13,322 | 10,853 | 9,038 | 7,652 | 12,706 | 9,934 | 8,034 | 6,652 | 5,604 |
| **Total** | 52,837 | 41,136 | 33,240 | 27,580 | 23,334 | 48,667 | 37,748 | 30,421 | 25,194 | 21,286 |
| Total Possible(4) | | | | | | | | | | |
| Canada | 406,396 | 236,517 | 138,649 | 80,054 | 43,722 | 274,500 | 155,701 | 86,681 | 45,112 | 19,278 |
| Argentina | 5,175 | 3,994 | 3,174 | 2,583 | 2,140 | 3,519 | 2,692 | 2,117 | 1,701 | 1,390 |
| **Total** | 411,571 | 240,511 | 141,823 | 82,637 | 45,862 | 278,019 | 158,393 | 88,798 | 46,813 | 20,668 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | | | |
| Canada | 442,357 | 264,331 | 161,037 | 98,596 | 59,404 | 310,461 | 183,515 | 109,068 | 63,654 | 34,960 |
| Argentina | 22,051 | 17,316 | 14,027 | 11,621 | 9,792 | 16,225 | 12,626 | 10,151 | 8,353 | 6,994 |
| **Total** | 464,408 | 281,647 | 175,064 | 110,217 | 69,196 | 326,686 | 196,141 | 119,219 | 72,007 | 41,954 |

## FUTURE NET REVENUE (UNDISCOUNTED) BASED ON FORECAST PRICES AND COSTS(9)

| | Revenue(10) (M$) | Royalties(11) (M$) | Operating Costs (M$) | Development Costs (M$) | Abandonment and Reclamation Costs (M$) | Future Net Revenue Before Income Taxes (M$) | Income Taxes (M$) | Future Net Revenue After Income Taxes (M$) |
|---|---|---|---|---|---|---|---|---|
| Total Proved(2) | | | | | | | | |
| Canada | 51,255 | 10,271 | 17,606 | 2,358 | 2,081 | 18,939 | - | 18,939 |
| Argentina | 15,115 | 671 | 4,310 | 1,356 | 341 | 8,438 | 1,587 | 6,850 |
| **Total** | 66,370 | 10,942 | 21,916 | 3,714 | 2,422 | 27,377 | 1,587 | 25,789 |
| Total Proved Plus Probable(2)(3) | | | | | | | | |
| Canada | 96,775 | 18,444 | 33,765 | 6,120 | 2,486 | 35,960 | - | 35,960 |
| Argentina | 28,812 | 1,268 | 8,284 | 1,981 | 403 | 16,876 | 4,170 | 12,706 |
| **Total** | 125,587 | 19,712 | 42,049 | 8,101 | 2,889 | 52,836 | 4,170 | 48,666 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | |
| Canada | 1,346,402 | 225,285 | 435,266 | 239,796 | 3,699 | 442,356 | 131,896 | 310,460 |
| Argentina | 37,969 | 1,691 | 10,900 | 2,854 | 473 | 22,051 | 5,827 | 16,225 |
| **Total** | 1,384,371 | 226,976 | 446,166 | 242,650 | 4,172 | 464,407 | 137,723 | 326,685 |

## FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON FORECAST PRICES AND COSTS(9)

| | Production Group | Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$) |
|---|---|---|
| Total Proved(2) | Light and medium crude oil | 17,048 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 2,574 |
| Total Proved Plus Probable(2)(3) | Light and medium crude oil | 28,115 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 5,126 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | Light and medium crude oil | 34,603 |
| | Heavy oil | 134,411 |
| | Associated gas and non-associated gas | 6,050 |

## RECONCILIATION OF COMPANY NET PROVED RESERVES BY PRINCIPAL PRODUCT TYPE BASED ON FORECAST PRICES AND COSTS(9)

The following table sets forth a reconciliation of the changes in Connacher's working interest, after royalties, of light and medium crude oil (including NGL's), heavy oil and associated and non-associated natural gas (combined) reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on the forecast price and cost assumptions set forth in Note 9.

| | Light and Medium Oil | | | | Heavy Oil | | | | Associated and Non-Associated Natural Gas | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Proved (mbbl) | Net Probable (mbbl) | Net Proved Plus Probable (mbbl) | Net Proved Plus Probable Plus Possible (mbbl) | Net Proved (mbbl) | Net Probable (mbbl) | Net Proved Plus Probable (mbbl) | Net Proved Plus Probable Plus Possible (mbbl) | Net Proved (mmcf) | Net Probable (mmcf) | Net Proved Plus Probable (mmcf) | Net Proved Plus Probable Plus Possible (mmcf) |
| **Canada** | | | | | | | | | | | | |
| At December 31, 2003 | 1,704.4 | 1,557.0 | 3,261.4 | 4,269.4 | - | - | - | - | 4,120 | 2,163 | 6,283 | 6,509 |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | - | - | - | - | - | - | - | - | - | - | - | - |
| Technical Revisions | 198.5 | (260.3) | (61.8) | (57.7) | - | - | - | - | 281 | (8) | 273 | 274 |
| Discoveries | 94.1 | 93.9 | 188.0 | 188.0 | - | - | - | - | - | - | - | - |
| *Acquisitions* | - | - | - | - | - | - | - | 44,733.7 | - | - | - | - |
| Dispositions | (568.4) | (376.0) | (944.4) | (1,032.5) | - | - | - | - | (3,816) | (1,717) | (5,533) | (5,645) |
| Economic Factors | (19.9) | (23.3) | (43.2) | (51.2) | - | - | - | - | (37) | (23) | (60) | (60) |
| Production | (210.6) | - | (210.6) | (210.6) | - | - | - | - | (288) | - | (288) | (288) |
| At December 31, 2004 | 1,198.1 | 991.3 | 2,189.4 | 3,105.5 | - | - | - | 44,733.7 | 260 | 415 | 675 | 790 |
| **Argentina** | | | | | | | | | | | | |
| At December 31, 2003 | 161.2 | 121.9 | 283.1 | 479.6 | - | - | - | - | 921 | 713 | 1,634 | 2,396 |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | - | - | - | - | - | - | - | - | - | - | - | - |
| Technical Revisions | (1.5) | 17.4 | 15.9 | (87.6) | - | - | - | - | 67 | (100) | (33) | (507) |
| Discoveries | - | - | - | - | - | - | - | - | - | - | - | - |
| Acquisitions | 141.8 | 114.0 | 255.8 | 344.2 | - | - | - | - | 765 | 601 | 1,366 | 1,655 |
| Dispositions | - | - | - | - | - | - | - | - | - | - | - | - |
| Economic Factors | - | (2.0) | (2.0) | (2.0) | - | - | - | - | - | (4) | (4) | (5) |
| Production | (17.4) | - | (17.4) | (17.4) | - | - | - | - | (224) | - | (224) | (224) |
| At December 31, 2004 | 284.0 | 251.4 | 535.4 | 716.7 | - | - | - | - | 1,529 | 1,210 | 2,739 | 3,315 |

## RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE AFTER INCOME TAXES DISCOUNTED AT 10% BASED ON CONSTANT PRICES AND COSTS

The following table sets forth changes between future net revenue estimates attributable to Connacher's net proved reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on constant prices and cost assumptions set forth in Note 8 and calculated using a discount rate of 10%.

| | (M$) |
|---|---|
| **Canada** | |
| Estimated Future Net Revenue after income taxes at December 31, 2003 | 29,816 |
| *Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties* | (4,500) |
| Net Change in Prices, Production Costs and Royalties Related to Future Production | 4,676 |
| Changes in Previously Estimated Future Development Costs | 3,518 |
| Changes in Estimated Future Development Costs | (8,969) |
| Net Change from Extensions and Improved Recovery | - |
| Net Change from Discoveries | 1,516 |
| Acquisitions of Reserves | - |
| Dispositions of Reserves | (15,360) |
| *Net Change Resulting from Revisions in Quantity Estimates* | 3,734 |
| Accretion of Discount | 2,742 |
| Net Change in Income Taxes | 525 |
| Other | (458) |
| Estimated Future Net Revenue after income taxes at December 31, 2004 | 17,240 |
| **Argentina** | |
| Estimated Future Net Revenue after income taxes at December 31, 2003 | 2,110 |
| *Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties* | (487) |
| Net Change in Prices, Production Costs and Royalties Related to Future Production | (52) |
| Changes in Previously Estimated Future Development Costs | (513) |
| Changes in Estimated Future Development Costs | (107) |
| Net Change from Extensions and Improved Recovery | - |
| Net Change from Discoveries | - |
| Acquisitions of Reserves | 2,089 |
| Dispositions of Reserves | - |
| *Net Change Resulting from Revisions in Quantity Estimates* | 101 |
| Accretion of Discount | 212 |
| Net Change in Income Taxes | (670) |
| Other | 822 |
| Estimated Future Net Revenue after income taxes at December 31, 2004 | 3,505 |

**Notes:**

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Corporation. "Net Reserves" are the Corporation's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in reserves.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6) "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7) "Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8) The product prices used in the constant price and cost evaluations in the D&M Report were as follows: in Canada light and medium oil between $36.11/bbl and $36.47/bbl and natural gas at prices ranging between $5.80/mcf and $6.49/mcf; in Argentina light and medium crude oil at $37.97/bbl and natural gas at $0.71/mcf.

(9) The pricing assumptions used in the D&M Report with respect to values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. D&M is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

(10) Values include processing and other income.

(11) Values include Alberta Royalty Tax Credit.

| | Light and Medium Crude Oil | | | Heavy Oil | Natural Gas | Inflation Rate | Exchange Rate |
|---|---|---|---|---|---|---|---|
| | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price 40° API ($Cdn/bbl) | Neuquen Basin ($Cdn/bbl) | Hardisty Heavy 12° API ($Cdn/bbl) | AECO Gas Price ($Cdn/mcf) | %/year | $US/$Cdn |
| Forecast | | | | | | | |
| 2005 | | | | | | | |
| Canada | 45.00 | 54.00 | - | 39.00 | 6.87 | - | - |
| Argentina | - | - | 47.84 | - | 1.21 | - | 0.83195 |
| 2006 | | | | | | | |
| Canada | 40.80 | 48.78 | - | 35.78 | 6.67 | 2.0 | - |
| Argentina | - | - | 42.64 | - | 1.58 | 2.0 | 0.83195 |
| 2007 | | | | | | | |
| Canada | 36.41 | 43.34 | - | 33.34 | 6.45 | 2.0 | - |
| Argentina | - | - | 37.24 | - | 2.11 | 2.0 | 0.83195 |
| 2008 | | | | | | | |
| Canada | 34.49 | 40.93 | - | 33.43 | 5.87 | 2.0 | - |
| Argentina | - | - | 37.97 | - | 2.15 | 2.0 | 0.83195 |
| 2009 | | | | | | | |
| Canada | 32.47 | 38.40 | - | 30.90 | 5.51 | 2.0 | - |
| Argentina | - | - | 38.75 | - | 2.20 | 2.0 | 0.83195 |
| 2010 | | | | | | | |
| Canada | 33.12 | 39.17 | - | 31.67 | 5.42 | 2.0 | - |
| Argentina | - | - | 39.52 | - | 2.24 | 2.0 | 0.83195 |
| 2011 | | | | | | | |
| Canada | 33.78 | 39.96 | - | 32.46 | 5.45 | 2.0 | - |
| Argentina | - | - | 40.33 | - | 2.29 | 2.0 | 0.83195 |
| 2012 | | | | | | | |
| Canada | 34.46 | 40.75 | - | 33.25 | 5.49 | 2.0 | - |
| Argentina | - | - | 41.16 | - | 2.33 | 2.0 | 0.83195 |
| 2013 | | | | | | | |
| Canada | 35.15 | 41.57 | - | 34.07 | 5.58 | 2.0 | - |
| Argentina | - | - | 41.99 | - | 2.38 | 2.0 | 0.83195 |
| Thereafter | | | | | | | |
| Canada | +2% | +2% | +2% | +2% | +2% | 2.0 | - |
| Argentina | +2% | +2% | +2% | +2% | +2% | 2.0 | 0.83195 |

Weighted average historical prices realized by the Corporation for the year ended December 31, 2004 were $32.49/bbl for light and medium crude in Canada; $42.44/bbl in Argentina; $24.75/bbl for heavy oil; $5.92/mcf for natural gas in Canada; and $0.67/mcf in Argentina.

## *Undeveloped Reserves*

Proved undeveloped reserves are generally those reserves related to wells that have been drilled and not yet tied in because of seasonal access issues, the need for further testing of the wells or construction of pipelines and production facilities for the well. Such reserves may also relate to planned infill drilling locations.

Connacher's net proved undeveloped reserves of 380,000 bbls of light and medium oil and 294 mmcf of natural gas are primarily located at Battrum, Saskatchewan and in the Puesto Morales Concession, Argentina. The Corporation expects to drill a number of infill locations at Battrum during 2005 which, if successful, would result in new reserves qualifying for the proved developed category.

Petrolifera expects to drill up to five wells in 2005 in the Puesto Morales Concession, Argentina, including an offset to the presently producing natural gas well and up to three infill locations at the Puesto Morales Concession light oil field.

Probable undeveloped reserves relate to wells to be drilled, tied in and brought on-stream in future.

The D&M Report estimates the Corporation's net probable undeveloped reserves to be 1,242,000 bbls of light or medium oil and 1.6 bcf of natural gas. Of this total, 541,000 net probable undeveloped barrels are at Battrum, Saskatchewan. Discretionary drilling plans during 2005 may result in the evaluation of these reserves. Additionally, 250,000 barrels of light or medium probable undeveloped barrels of crude oil were assigned to the Puesto Morales Concession, Argentina, along with 1.2 bcf of probable undeveloped natural gas reserves. These reserves will likely be evaluated in whole or in part with the five well 2005 drilling program which has been budgeted by Petrolifera. The balance of probable undeveloped reserves may be evaluated through discretionary drilling during 2005.

### *Significant Factors or Uncertainties*

The Corporation does not anticipate that any important economic factors or significant uncertainties would affect particular components of the reserves data. Notwithstanding that, a number of factors which are beyond the Corporation's control can significantly affect the reserves, including product pricing, royalty and tax regimes, changing operating and capital costs, surface access issues, availability of services and processing facilities and technical issues affecting well performance. See "Risk Factors".

### *Future Development Costs*

| | **Total Proved Future Development Costs Using Constant Dollar Costs (M$)** | **Total Proved Future Development Costs Using Forecast Dollar Costs (M$)** | **Total Proved Plus Probable Future Development Costs Using Forecast Dollar Costs (M$)** | **Total Proved Plus Probable Plus Possible Future Development Costs Using Forecast Dollar Costs (M$)** |
|---|---|---|---|---|
| Canada | | | | |
| 2005 | 2,358 | 2,358 | 5,788 | 8,588 |
| 2006 | - | - | 331 | 140,403 |
| 2007 | - | - | - | 5,603 |
| 2008 | - | - | - | - |
| 2009 | - | - | - | 1,894 |
| Total for all remaining years | - | - | - | 83,307 |
| Total, undiscounted | 2,358 | 2,358 | 6,120 | 239,795 |
| Total for all years discounted at 10%/year | 2,244 | 2,244 | 5,792 | 161,287 |
| | | | | |
| Argentina | | | | |
| 2005 | 1,356 | 1,356 | 1,356 | 2,229 |
| 2006 | - | - | 625 | 625 |
| 2007 | - | - | - | - |
| 2008 | - | - | - | - |
| 2009 | - | - | - | - |
| Total for all remaining years | - | - | - | - |
| Total, undiscounted | 1,356 | 1,356 | 1,981 | 2,854 |
| Total for all years discounted at 10%/year | 1,290 | 1,290 | 1,829 | 2,659 |

Future development costs are expected to be funded from a combination of the following: operational cash flow, debt and equity financing and/or farmout arrangements with other companies. The timing of such funding may influence the timing of the developmental work expenditures.

### *Oil and Gas Properties and Wells*

The following table sets forth the number of wells in which Connacher held a working interest as at December 31, 2004:

| | **Crude Oil** | | **Natural Gas** | |
|---|---|---|---|---|
| | **Gross**(1) | **Net**(1) | **Gross**(1) | **Net**(1) |
| Alberta | | | | |
| Producing | 4.0 | 1.1 | 16.0 | 1.2 |
| Non-producing | 3.0 | 1.4 | 1.0 | 1.0 |
| Saskatchewan | | | | |
| Producing | 67.0 | 55.4 | - | - |
| Non-producing | 11.0 | 11.0 | 9.0 | 9.0 |
| Argentina | | | | |
| Producing | 10.0 | 10.0 | 1.0 | 1.0 |
| Non-producing | 7.0 | 7.0 | - | - |

**Note:**

(1) "Gross Wells" are the total number of wells in which Connacher has an interest. "Net Wells" are the number of wells obtained by aggregating Connacher's working interest in each of its gross wells.

*Costs Incurred*

The following table summarizes the capital expenditures made by Connacher on oil and natural gas properties for the year ended December 31, 2004.

| | Property Acquisition Costs ($) | | Exploration Costs ($) | Development Costs ($) |
|---|---|---|---|---|
| | **Proved Properties** | **Unproved Properties** | | |
| Canada | 25,000 | 1,809,000 | 780,000 | 12,626,900 |
| Argentina | 1,773,100 | - | - | 615,000 |

*Exploration and Development Activities*

The following table sets forth the number of exploratory and development wells which Connacher completed during its 2004 financial year:

| | Exploratory Wells | | Development Wells | |
|---|---|---|---|---|
| | **Gross(1)** | **Net(1)** | **Gross(1)** | **Net(1)** |
| Canada | | | | |
| Oil Wells | 1 | 1 | - | - |
| Gas Wells | 13 | 13 | - | - |
| Service Wells | - | - | - | - |
| Dry Holes | - | - | - | - |
| Total Completed Wells | 14 | 14 | - | - |

**Note:**

(1) "Gross Wells" are the total number of wells in which Connacher has an interest. "Net Wells" are the number of wells obtained by aggregating Connacher's working interest in each of its gross wells. Additionally, 11 "core holes" were drilled at Divide, Alberta. There were no wells drilled in Argentina during 2004.

In 2005, Connacher will focus on development of its oil sands leases at Divide, Alberta, including drilling additional core holes and proceeding with development of the project if regulatory approvals are received. The Corporation also anticipates enhancing oil production at Battrum, exploiting new oil and developing natural gas reserves in the Tompkins area of south-west Saskatchewan and evaluating light oil potential at Steelman in southeast Saskatchewan.

At the Puesto Morales Concession, Argentina, an approximate 140 square kilometre 3-D seismic program has been completed and up to five wells are expected to be drilling in 2005.

*Properties with No Attributed Reserves*

The following table sets out the Corporation's undeveloped land position effective December 31, 2004.

| | Undeveloped Acreage | |
|---|---|---|
| | **Gross(1)** | **Net(1)** |
| Alberta | 67,360 | 67,360 |
| Saskatchewan | 80,412 | 68,590 |
| Argentina | 95,000 | 95,000 |
| Total | 242,772 | 230,950 |

**Note:**

(1) "Gross" means the total number of acres in which the Corporation has a working interest. "Net" means the sum of the products obtained by multiplying the number of gross acres by the Corporation's percentage working interest therein.

In the Seaton-Jordan Report a fair value of $6,801,118 or approximately $115 per gross hectare was assigned to Connacher's non-reserve oil and gas properties in Canada. This equates to approximately $46 per acre. In determining the market value, Seaton-Jordan based their evaluation on the following factors:

1. The acquisition cost, provided that there have been no material changes in the unproved property, the surrounding properties, or the general oil and gas climate since the acquisition;

2. Recent sales by others of interests in the same unproved property;

3. Terms and conditions, expressed in monetary terms, of recent farm-in agreements;

4. Terms and conditions, expressed in monetary terms, of recent work commitments related to the unproved property; and

5. Recent sales of similar properties in the same general area.

This complies with the criteria set out in paragraph (a), subsection (2), Section 5.10 of NI 51-101. The Corporation did not commission an independent evaluation of Petrolifera's Argentinean undeveloped acreage.

Pursuant to the Corporation's discretionary capital program for 2005, Connacher anticipates evaluating up to 680 gross (625 net) acres, largely in south-west Saskatchewan with the drilling of up to 17 wells and up to 240 acres in Argentina by drilling up to 5 wells. Certain of these wells will be contingent upon the outcome of wells drilled earlier in the year and subject to funding available. In Alberta 760 gross (760 net) acres of oil sands leases were evaluated by the drilling of 19 core holes at Divide. These also assist in evaluation of additional offsetting lands.

### *Forward Contracts*

Approximately one half of the Corporation's oil production is subject to an oil sales contract; 250 bbls/d of medium-gravity oil is contracted until March 31, 2005 at a WTI reference price of CDN $44.08 per barrel before deduction of the related variable crude oil price differential. This contract price was taken into account in the calculation of the reserves data for the period the contract was in effect.

### *Asset Retirement Obligations*

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants' new standard on Asset Retirement Obligations. This new standard requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition. Under the new standard, the estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired. Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Corporation's credit-adjusted risk-free interest rate. The obligation is reviewed regularly by management based upon current regulations, costs, technologies and industry standards. The discounted obligation is recognized as a liability and is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense. Actual restoration expenditures are charged to the accumulated obligation as incurred. Prior to 2004, the Corporation estimated costs of dismantlement, removal and site restoration and recorded them over the remaining life of the proved reserves on the unit-of-production basis.

As at December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations in respect of the Corporation's 98.1 net producing and non-producing wells, net of estimated salvage recoveries, was $5.6 million. These obligations will be settled over the useful lives of the underlying assets, which currently extend up to 16 years. The 10% discounted present value of this amount is $1.8 million. Over the next three financial years, the Corporation expects to incur $30,000 ($22,500 discounted at 10%) of these expenditures.

In the D&M Report, abandonment costs for total proved plus probable plus possible reserves were estimated to be $4.2 million, undiscounted, and $1.4 million, discounted at 10%. These estimates are in respect of well costs only and do not include costs to abandon pipelines and facilities, which the Corporation has included in determining its asset retirement obligation.

*Tax Horizon*

Income earned in Canada is not expected to attract taxes until the Corporation utilizes its accumulated tax pools and loss carry forwards, which exceed $43 million. Based on anticipated capital spending, which augment the tax pools, the Corporation does not expect to pay current income taxes for the 2004 or 2005 fiscal years. Depending on production, commodity prices and capital spending levels, the Corporation may begin paying current income taxes in 2006.

*Production Estimates*

The following table sets forth the volume of working interest production, before royalties, estimated for 2005 which is reflected in the estimate of future net revenue disclosed in the tables of reserve information in respect of total proved reserves:

| | Light and Medium Oil (bbl) | Natural Gas (mmcf) | Natural Gas Liquids (bbl) |
|---|---|---|---|
| Canada | 235,770 | 105 | 621 |
| Argentina | 40,381 | 427 | - |

The following table indicates the volume of working interest production, before royalties, estimated for 2005 from fields considered to be individually important:

| | Light and Medium Oil (bbl) | Natural Gas (mmcf) | Natural Gas Liquids (bbl) |
|---|---|---|---|
| Battrum, Saskatchewan | 182,500 | - | - |
| Puesto Morales Concession, Argentina | 36,500 | 310 | - |

*Production History*

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Corporation for each quarter of its most recently completed financial year:

| | Three Months Ended March 31, 2004 | Three Months Ended June 30, 2004 | Three Months Ended September 30, 2004 | Three Months Ended December 31, 2004 |
|---|---|---|---|---|
| **Canada** | | | | |
| Average Daily Production | | | | |
| Light and Medium Oil (bbl/d) | 545 | 577 | 557 | 572 |
| Heavy Oil (bbl/d) | 266 | 378 | 30 | - |
| Natural Gas (mcf/d) | 1,741 | 1,383 | 342 | 190 |
| Average Net Prices Received | | | | |
| Light and Medium Oil ($/bbl) | 32.58 | 33.05 | 35.28 | 29.15 |
| Heavy Oil ($/bbl) | 24.36 | 24.85 | 24.96 | - |
| Natural Gas ($/mcf) | 5.68 | 6.42 | 5.87 | 5.82 |
| Royalties | | | | |
| Light and Medium Oil ($/bbl) | 7.52 | 7.22 | 7.36 | 7.44 |
| Heavy Oil ($/bbl) | 3.60 | 3.40 | 3.50 | - |
| Natural Gas ($/mcf) | 0.85 | 0.75 | 0.82 | 0.80 |
| Production Costs | | | | |
| Light and Medium Oil ($/bbl) | 9.27 | 8.52 | 8.16 | 8.35 |
| Heavy Oil ($/bbl) | 8.15 | 7.87 | 8.25 | - |
| Natural Gas ($/mcf) | 3.67 | 3.60 | 3.52 | 3.51 |
| Netback Received | | | | |
| Light and Medium Oil ($/bbl) | 15.79 | 17.31 | 19.76 | 13.36 |
| Heavy Oil ($/bbl) | 12.61 | 13.58 | 13.41 | - |
| Natural Gas ($/mcf) | 1.16 | 2.07 | 1.53 | 1.51 |

| | Three Months Ended March 31, 2004 | Three Months Ended June 30, 2004 | Three Months Ended September 30, 2004 | Three Months Ended December 31, 2004 |
|---|---|---|---|---|
| **Argentina** | | | | |
| Average Daily Production | | | | |
| Light and Medium Oil (bbl/d) | 48 | 49 | 49 | 73 |
| Natural Gas (mcf/d) | 528 | 477 | 726 | 1,100 |
| Average Net Prices Received | | | | |
| Light and Medium Oil ($/bbl) | 42.24 | 43.10 | 43.02 | 41.56 |
| Natural Gas ($/mcf) | 0.24 | 0.86 | 0.78 | 0.72 |
| Royalties | | | | |
| Light and Medium Oil ($/bbl) | 4.10 | 10.39 | 3.68 | 5.51 |
| Natural Gas ($/mcf) | 0.02 | 0.11 | 0.15 | 0.08 |
| Production Costs | | | | |
| Light and Medium Oil ($/bbl) | 13.24 | 12.82 | 13.20 | 13.38 |
| Natural Gas ($/mcf) | 0.10 | 0.19 | 0.11 | 0.33 |
| Netback Received | | | | |
| Light and Medium Oil ($/bbl) | 24.90 | 19.89 | 26.14 | 22.67 |
| Natural Gas ($/mcf) | 0.12 | 0.56 | 0.52 | 0.31 |

The following table indicates the Corporation's average daily production for the year ended December 31, 2004 from fields considered to be individually important:

| | Light and Medium Crude Oil (bbls/d) | Gas (mcf/d) | Natural Gas Liquids (bbls/d) |
|---|---|---|---|
| Battrum, Saskatchewan | 499 | - | - |
| Argentina | 55 | 711 | - |

### *Competitive Conditions*

The petroleum and natural gas industry is competitive in all aspects. Connacher competes with numerous other companies for access to capital to fund its exploration and development activities. It also competes with other companies in the search for exploration and development prospects and in the marketing of its production.

Connacher attempts to enhance its competitive position by:

- focusing on a limited number of core areas;
- maintaining high working interests;
- wherever possible, operating properties;
- securing control over infrastructure such as pipelines and gas processing facilities;
- employing highly competent professional staff who use leading-edge technology; and
- striving to be a low-cost producer.

## DIRECTORS AND OFFICERS

The name, municipality of residence, positions held with the Corporation and principal occupation during the preceding five years of each of the directors and officers of the Corporation are as follows:

| Name and Municipality of Residence | Positions Held | Principal Occupation During the Preceding Five Years | Director Since |
|---|---|---|---|
| Richard A. Gusella<br>Calgary, Alberta<br>Canada | President, Chief Executive Officer and Director | President and Chief Executive Officer of the Corporation since May 2001. Prior thereto President of Gusella Oil Investments Limited, a private oil and gas corporation, since June 2000. From April 1994 to June 2000 Chairman and Chief Executive Officer of Carmanah Resources Limited, a public oil and gas corporation listed on the TSX. | May 30, 2001 |
| Charles W. Berard (2)(3)<br>Calgary, Alberta<br>Canada | Director | Partner, Macleod Dixon LLP, a law firm. | May 30, 2001 |
| Colin M. Evans(1)(2)(3)<br>Calgary, Alberta<br>Canada | Director | Vice President Finance, Milestone Exploration Inc., a private company. President of Evans & Co. Inc., a private consulting corporation providing financial and operating advisory services to oil and gas corporations. | April 5, 2004 |
| Gary W. Freeman(1)(2)<br>Calgary, Alberta<br>Canada | Director | Co-founder and director of Spirit Energy Inc., a private oil and gas company, since May 2000. From May 1997 to May 2000, co-founder and director of Auburn Energy Ltd., a private oil and gas company acquired by TUSK Energy Inc. | June 12, 2003 |
| Stewart D. McGregor(1)(3)<br>Calgary, Alberta<br>Canada | Director | President of Camun Consulting Corporation, a private consulting and investment company, since 1994. | June 12, 2003 |
| Richard R. Kines<br>Calgary, Alberta<br>Canada | Vice President, Finance and Chief Financial Officer | Vice President, Finance and Chief Financial Officer since December 2004 and Chief Financial Officer of the Corporation since June 2003. Prior thereto, financial consultant of the Corporation since April 2002. From May 2001 to January 2002, Chief Financial Officer of Integrated Production Services Ltd., an oil and gas services company that at that time was listed on the TSX. From June 1999 to May 2001, Chief Financial Officer of OTATCO Inc., a company that at that time was listed on the Alberta Stock Exchange. | -- |

| Name and Municipality of Residence | Positions Held | Principal Occupation During the Preceding Five Years | Director Since |
|---|---|---|---|
| Peter D. Sametz<br>Calgary, Alberta<br>Canada | Executive Vice President and Chief Operating Officer | Executive Vice President and Chief Operating Officer since December 2004. From February 2004 Vice President Operations of the Corporation. Prior thereto simultaneously Chief Operating Officer and a director of Surge Petroleum Inc., a public oil company listed on the TSX Venture Exchange since July 2000 and a Principal of Inline Petroleum Management Inc. from 1997 to February 2004. | -- |
| Timothy J. O'Rourke<br>Calgary, Alberta<br>Canada | Vice President, Oil Sands Operations | Vice President, Oil Sands Operations since December 2004. Prior thereto General Manager, Production since August 2001. Prior thereto, consultant to the Corporation. | -- |
| Jennifer K. Kennedy<br>Calgary, Alberta<br>Canada | Secretary | Partner, Macleod Dixon LLP, a law firm since January 2000. | -- |

**Notes:**

(1) Member of the Audit Committee and Reserves Sub-Committee
(2) Member of the Human Resources Committee.
(3) Member of the Governance Committee.
(4) The Corporation does not have an Executive Committee.
(5) Each of the directors holds office until the next annual meeting of shareholders of until their successors are duly elected or appointed.

As at March 24, 2005, the directors and executive officers of Connacher, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,740,653 Common Shares constituting approximately 4% of the issued and outstanding Common Shares.

## AUDIT COMMITTEE

### Composition and Qualifications

The Corporation's Audit Committee consists of three outside and independent directors, Messrs. Evans, Chair, McGregor and Freeman, all of whom are considered to be "financially literate". In considering criteria for the determination of financial literacy, the Board of Directors of the Corporation looks at the ability to read and understand financial statements of a publicly traded corporation. The education and experience of each member of the Corporation's Audit Committee relevant to the performance of his responsibilities are as set forth below:

*Colin Evans, Chair*

Mr. Colin M. Evans holds a Bachelors Degree in Economics from the University of Alberta and has had an extensive business career in most facets of the oil and gas industry since the mid 1960's. He has worked in positions of increasing responsibility with both large and small private and public companies. He has also worked in the Canadian securities industry and more recently has advised a variety of oil companies on both operational and financial matters. Mr. Evans is currently Vice President-Finance of Milestone Exploration Inc. Mr. Evans was appointed Chair effective March 23, 2005.

*Stewart McGregor*

Mr. McGregor is a lawyer by training and has an extensive business background. He held various senior management positions with Numac Oil and Gas Limited, a public oil and gas company listed on the TSX and the American Stock Exchange. Subsequently from 1995 to 1998 he held the position of Chairman and Chief Executive Officer of Numac Energy Inc., a public oil and gas company. He has also served on the Board of Directors of other

private and public companies. Mr. McGregor relinquished the Chair on March 23, 2005 concurrent with his appointment as Lead Director.

*Gary Freeman*

Mr. Freeman is a geologist by training and holds a Masters of Science degree from Acadia University. He has been actively engaged in the western Canadian and International oil industry since the 1970's. He has held executive positions with both large and smaller public and private oil companies. His technical expertise is particularly important in his capacity as Chairman of the Reserve Sub-committee of the Corporation's Audit Committee.

**Responsibilities and Terms of Reference**

The Audit Committee reviews with management and the external auditors, and recommends to the Board of Directors for approval, the annual and interim financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including management's discussion and analysis and earnings press releases. The Audit Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures and meets with the auditors independently of management when considered appropriate. The Audit Committee is responsible for reviewing auditor independence, approving all non-audit services, reviewing and making recommendations to the Board of Directors on internal control procedures and management information systems. In addition, the Committee is responsible for assessing and reporting to the Board on financial risk management positions. Set out as Schedule A is the text of the Audit Committee's charter.

All permissible categories of non-audit services require pre-approval from the Audit Committee.

**External Auditor Service Fees**

The following summarizes the total fees paid to Deloitte & Touche LLP, the external auditor of the Corporation, for the years ended December 31, 2004 and December 31, 2003:

| | 2004 | 2003 |
|---|---|---|
| Audit fees | 67,000 | $43,000 |
| Review engagement fees[1] | 25,000 | 12,600 |
| Tax fees[2] | 5,500 | 1,500 |
| All other fees[3] | 6,800 | 22,325 |
| **TOTAL** | 104,300 | $79,425 |

**Notes:**

(1) Review of the Corporation's interim financial statements
(2) Tax planning and compliance
(3) Services related to corporate and property acquisitions

## PERSONNEL

As at December 31, 2004, the Corporation had 11 employees at its head office in Calgary. The Corporation has one field office, with one employee and three contract operators.

## DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares (together, "Preferred Shares"), issuable in series, of which as at December 31, 2004, 89,626,743 Common Shares and no Preferred Shares were issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and Preferred Shares of the Corporation.

**Common Shares**

The holders of Common Shares are entitled to: dividends if, as and when declared by the Board of Directors; to one vote per share at meetings of the holders of Common Shares of the Corporation; and upon liquidation, dissolution or winding up of the Corporation to receive pro rata the remaining property and assets of the Corporation, subject to the rights of shares having priority over the Common Shares. All of the Common Shares currently outstanding are fully-paid and non-assessable.

**Preferred Shares**

The Preferred Shares are issuable in series and each class of Preferred Shares will have such rights, restrictions, conditions and limitations as the Board of Directors may from time to time determine. The holders of Preferred Shares are entitled, in priority to holders of Common Shares, to be paid rateably with holders of each other series of Preferred Shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series and upon liquidation, dissolution or winding up of the Corporation, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to holders of such series.

## DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares since incorporation. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the Corporation's earnings, financial requirements and other conditions that the Board of Directors may consider appropriate in the circumstances.

## MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the trading symbol "CLL". The following table sets out the high and low price for, and the volume of trading in, the Common Shares on the TSX, as reported by the TSX, on a monthly basis for the financial year ended December 31, 2004.

| | | Monthly Price Range | |
|---|---|---|---|
| | **Volume** | **High** | **Low** |
| | **(000's)** | **($)** | **($)** |
| January | 5,839 | 1.75 | 1.31 |
| February | 4,437 | 1.49 | 1.15 |
| March | 10,430 | 1.34 | 0.73 |
| April | 11,888 | 1.08 | 0.66 |
| May | 13,375 | 0.70 | 0.30 |
| June | 4,845 | 0.50 | 0.34 |
| July | 3,175 | 0.44 | 0.35 |
| August | 2,615 | 0.42 | 0.30 |
| September | 3,090 | 0.34 | 0.28 |
| October | 12,388 | 0.64 | 0.29 |
| November | 9,127 | 0.80 | 0.48 |
| December | 3,741 | 0.73 | 0.51 |

## TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Corporation is Valiant Trust Company, and the Corporation's Common Shares are transferable at the offices of Valiant Trust Company in Calgary and at the offices of Equity Transfer Services Inc. in Toronto.

## RISK FACTORS

### The Corporation

An investment in the Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage of development. There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control including local, national and international economic and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of Petrolifera in Argentina have exposed the Corporation to risks which may not exist for domestic operations such as political and currency risks and the Corporation may be exposed to future risks. The Corporation has a limited history of operations and earnings and there can be no assurance that the Corporation's business will be successful or profitable or that commercial quantities of oil and natural gas will be discovered by the Corporation. The Corporation has not paid any dividends and it is unlikely to pay dividends in the immediate or foreseeable future.

The Corporation's operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, potential environmental damage, blow-outs, cratering and fires, all of which could result in personal injuries, loss of life and damage to property of the Corporation and others. In accordance with customary industry practice the Corporation does maintain insurance coverage, but is not fully insured against all risks, nor are all such risks insurable. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.

### Additional Financing

Depending on future exploration, development, acquisition and divestiture plans, the Corporation will require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may temporarily increase the Corporation's debt levels above industry standards.

### Industry Conditions

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas but, also carry on refining operations and market petroleum and other products on an international basis. Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws.

The oil and natural gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation may operate. Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently with oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible

for abandonment and site restoration costs. The Corporation is of the view that its abandonment and restoration obligations can be satisfied out of general corporate funds as such obligations become due. As of the date hereof, the Corporation has not made any long-term provision for future site restoration costs.

**Risks of Foreign Operations**

Through its interest in Petrolifera, the Corporation is subject to political, economic, and other uncertainties, including, but not limited to, expropriation, changes in energy policies or the personnel administering them, currency fluctuations and devaluations, exchange controls and royalty and tax increases. In the event of a dispute arising in connection with Petrolifera's operations in Argentina or prospectively in Peru, Petrolifera may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgements in such other jurisdictions. Petrolifera may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, Petrolifera's exploration, development and production activities in Argentina and Peru could be substantially affected by factors beyond Petrolifera's control, any of which could have a material adverse effect on the Corporation.

Petrolifera's operations may be adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of Petrolifera including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations and the development and abandonment of fields.

Petrolifera holds a 100% working interest in the Puesto Morales Concession which includes producing oil and natural gas wells. During the early months of 2002, business, economic and financial conditions in Argentina deteriorated, although there have been some recent improvements. The deterioration accelerated when Argentina defaulted on certain indebtedness following devaluation of the country's currency, periodic non-convertibility of the Argentinean peso, exchange controls, administered prices for oil and gas at below-market levels, newly-proposed taxes and other developments. Conditions have now improved as evidenced by the exchange rate of the Argentinean peso, which has been reasonably stable since 2003. Petrolifera acquired the Argentinean properties after this time.

Petrolifera has been qualified and has a right of first refusal to negotiate two new licenses in Peru. Negotiations are proceeding with Perupetro, a Peruvian government agency. There can be no assurance the licenses will be issued, although Petrolifera expects this to occur. Recently Peru has improved the fiscal and royalty terms for new licenses among other initiatives designed to improve operating conditions and attract investment. There is no assurance these terms will not change in the future. It cannot be predicted when production, if any, from the Peruvian licences will occur. Petrolifera will be required to expend significant funds to discover reserves and realize cash flow. Connacher has agreed to provide certain guarantees in respect of these required expenditures to facilitate the granting of the licenses to Petrolifera.

**Need to Add Reserves**

The Corporation's oil and natural gas reserves and production, and therefore its cash flows and earnings are highly dependent upon the Corporation developing and increasing its current reserve base and discovering or acquiring additional reserves. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil and natural gas reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

**Oil Sands Development**

The Corporation recently acquired a number of oil sands leases in the Divide area of northeastern Alberta and has commenced an evaluation of certain of these leases for the purposes of preparing a resource study which will form the basis of an application to the Alberta Energy and Utilities Board and Alberta Environment for the

necessary approvals required to produce bitumen using a steam assisted gravity drainage ("SAGD") process. There can be no assurance that the evaluation of these leases will support the proposed applications or that such applications will be granted on terms and conditions acceptable to the Corporation, or at all. Further, the recovery of bitumen using the SAGD process is subject to uncertainty. The SAGD process has had limited application in commercial projects and is currently being tested by a number of oil and gas companies in connection with oil sands projects. There can be no assurance that bitumen will be economically recovered using the SAGD process.

**Environmental Regulation and Risks**

Extensive national, state and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by the Corporation or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

**Kyoto Accord**

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's *Climate Change and Emissions Management Act,* may require the reduction of emissions and/or emissions intensity from the Corporation's oil and gas exploration and development activities. The direct or indirect costs of such legislation may adversely affect the Corporation's operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact (i) the ability of the Corporation to conduct its operations or (ii) the Corporation's production or (iii) the Corporation's unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, such as the Corporation. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by the Corporation or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by the Corporation.

**Volatility of Oil and Gas Prices and Markets**

The Corporation's financial condition, operating results and future growth are dependent on the prevailing prices for its oil and natural gas production. Historically, the markets for oil and natural gas have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes to the demand for oil and natural gas, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation. Any substantial decline in the

prices of oil and natural gas could have a material adverse effect on the Corporation and the level of its oil and natural gas reserves. Additionally, the economics of producing from some wells may change as a result of lower prices, which could result in a suspension of production by the Corporation. No assurance can be given that oil and natural gas prices will be sustained at levels which will enable the Corporation to operate profitably. From time to time the Corporation may avail itself of forward sales or other forms of hedging activities with a view to mitigating its exposure to the risk of price volatility.

**Reserve Estimates**

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserve and cash flow information set forth in this Annual Information Form represents estimates only. The reserves and estimated future net cash flow from the Corporation's properties have been independently evaluated by D&M with an effective date of December 31, 2004. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs, abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date of the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated oil and natural gas reserves attributable to the Corporation's properties. The estimated discounted future cash flow from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

**Title to Properties**

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation which could result in a reduction of the revenue received by the Corporation.

**Potential Conflicts of Interest**

There are potential conflicts of interest to which some of the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. Some of the directors and officers are engaged and will continue to be engaged in the search of oil and gas interests on their own behalf and on behalf of other corporations, and situations may arise where the directors and officers will be in direct competition with the Corporation. Additionally, certain officers and directors of the Corporation are also officers and directors of Petrolifera. Conflicts of interest, if any, which arise will be subject to and be governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation, to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the *Business Corporations Act* (Alberta).

## LEGAL PROCEEDINGS

There are no material legal proceedings against the Corporation.

## INTERESTS OF EXPERTS

Each of Seaton-Jordan and D&M have prepared a report or valuation described herein. Neither Seaton-Jordan nor D&M held any interests in securities or other property of Connacher when it prepared its respective report or valuation, has received any such interest since such time or will receive any such interest. No director, officer or employee of Seaton-Jordan or D&M is to be elected, appointed or employed by Connacher.

## ADDITIONAL INFORMATION

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Management Information Circular of the Corporation prepared in connection with the most recent annual meeting of shareholders of the Corporation that involved the election of directors. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the year ended December 31, 2004, which are contained in the Annual Report of the Corporation for the year ended December 31, 2004.

Copies of this Annual Information Form, the Corporation's Annual Report, any interim financial statements of the Corporation subsequent to those statements contained in the Annual Report, the Corporation's Management Information Circular and other additional information relating to the Corporation are available on SEDAR at *www.sedar.com*.

## SCHEDULE A
## AUDIT COMMITTEE CHARTER

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Connacher Oil and Gas Limited (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

### Composition

The Committee will be comprised of three or more directors as determined by the Board. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with the Corporation which could reasonably be expected to materially interfere with the member's independent judgment. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be made by the full Board and shall be reviewed at least annually.

Members of the Committee shall be appointed from time to time by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation. If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, the member shall immediately notify the Chair of the Board as to this fact and shall resign his or her position as a member of the Committee on the earliest of (i) the appointment of his or her successor; (ii) the next annual meeting of shareholders of the Corporation; and (iii) the date that is six months from the occurrence of the event which caused the member to not be independent. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

### Operation

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's independent external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities. The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such counsel and advisors, such engagement to be for the Corporation's sole account and expense.

Meetings of the Committee shall be conducted as follows:

1. The Committee shall meet at least four times annually at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the quarterly and annual financial statements and reports. The independent auditors or any one member of the Committee may also request a meeting of the Committee.

2. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

3. The Chair shall, in consultation with management and the external auditors, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting.

4. Every question at a Committee meeting shall be decided by a majority of the votes cast.

5. The Chief Executive Officer shall be available to advise the Committee, and may attend meetings at the invitation of the Chair of the Committee. Other management representatives may be invited to attend. The independent external auditors shall be given notice of, and shall be entitled to attend, each meeting of the

Committee at the expense of the Corporation. The Chair of the Committee shall hold in camera meetings of the Committee, without management present, at every Committee meeting.

6. A Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

7. The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

The Committee provides an avenue for communication, particularly for outside directors, with the independent external auditors and financial and senior management and the Board. The independent external auditors shall have a direct line of communication to the Committee through its Chair. The Committee, through its Chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee on a confidential basis any matter involving financial practices or transactions.

**Responsibilities**

The Committee is part of the Board. Its primary function is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the preparation and disclosure of the financial statements, and accompanying reports, to be provided to shareholders and regulatory bodies; (ii) the system of internal control and management information systems of the Corporation that management has established; and (iii) the external audit process. In addition, the Committee shall assist the Board as requested in fulfilling its oversight responsibilities with respect to (i) financial policies and strategies; (ii) financial risk management practices; and (iii) transactions or circumstances which could materially affect the financial position or results of operations of the Corporation.

The role of the Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information and risk management systems and procedures. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

The Committee should have a clear understanding with the external auditors that the independent auditors must maintain an open and transparent relationship with the Committee and the Board, and that the ultimate accountability of the external auditors is to the shareholders of the Corporation.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.

**Specific Duties**

1. Financial Statements and Financial Reporting.

The Committee shall:

(a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis and financial press releases;

(b) review with management and the external auditors, and recommend to the Board for approval, the interim financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and financial press releases;

(c) review with management and recommend to the Board for approval, the Corporation's Annual Information Form;

(d) review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation;

(e) consider and be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

(f) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(g) review the appropriateness of the accounting practices and policies of the Corporation, the use and effect of judgment on accounting measurements, the adequacy of accruals and estimates used by management in preparing financial statements and review any proposed changes in accounting policies and procedures; and

(h) review accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

2. Relationship with External Auditors.

The Committee shall:

(a) consider and make a recommendation to the Board as to the appointment or re appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

(b) consider and make a recommendation to the Board as to the compensation of the external auditors;

(c) review and approve the annual audit plan of the external auditors;

(d) oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

(e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(f) pre approve all non audit services (where such non audit services are considered to be above the *de minimus* level referred to in applicable law) to be provided to the Corporation (and any subsidiaries thereof) by the external auditors and review fee arrangements for such services (the Committee may delegate to one or more of its members the authority to pre approve non audit services so long as such pre approval is presented to the full Committee at its first scheduled meeting following such pre approval); and

(g) review and approve the hiring policies of the Corporation regarding employees and former employees of the present and former external auditors of the Corporation.

3. Internal Controls.

The Committee shall:

(a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters) and determine whether the Corporation are in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

(b) review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

(c) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal controls or auditing matters on an anonymous and confidential basis; and

(d) review with external auditors any corporate transactions in which Directors or officers of the Corporation have a personal interest.

4. Financial Risk Management.

The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks;

(c) review annually the insurable risks and insurance coverages of the Corporation; and

(d) report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the businesses of the Corporation.

**SCHEDULE B**
**REPORT ON RESERVES DATA BY**
**INDEPENDENT QUALIFIED RESERVES EVALUATOR**

To the Board of Directors of Connacher Oil and Gas Limited (the "Corporation"):

1. We have evaluated the Corporation's reserves data as at December 31, 2004. The reserves data consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's Board of Directors:

| Description and Preparation Date of Evaluation Report | Location of Reserves (Country or Foreign Geographic Area) | Net Present Value of Future Net Revenue Using Forecast Pricing for total Proved and Probable (before income taxes, 10% discount rate) | | | |
|---|---|---|---|---|---|
| | | Audited (M$) | Evaluated (M$) | Reviewed (M$) | Total (M$) |
| Appraisal Report as of December 31, 2004 on Certain Properties owned by Connacher Oil and Gas Limited in Canada and Argentina dated March 2, 2005 | Canada | - | $22,387 | - | $22,387 |
| | Argentina | - | $10,853 | - | $10,853 |
| | | | 33,240 | | 33,240 |

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta dated March 2, 2005

DEGOLYER AND MACNAUGHTON CANADA LIMITED

(signed) *Colin P. Outtrim*

Colin P. Outtrim, P.Eng.

## SCHEDULE C
## REPORT OF MANAGEMENT AND THE DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Connacher Oil and Gas Limited (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented above in Appendix 1 and will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) *Richard A. Gusella*
Richard A. Gusella
President and Chief Executive Officer

(signed) *G.W. Freeman*
Chairman, Reserves
Subcommittee of the Audit Committee and a Director

(signed) *Richard R. Kines*
Richard R. Kines
Vice President Finance and Chief Financial Officer

(signed) *C.W. Berard*
Director

March 24, 2005

CONNACHER
OIL AND GAS LIMITED

# REVISED INITIAL ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2004

March 24, 2005

# TABLE OF CONTENTS

## FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are "forward looking statements". Forward looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" or other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking statements are not based on historical facts but rather on Management's expectations regarding the Corporation's future growth, results of operations, production, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. Such forward looking statements reflect Management's current beliefs and assumptions and are based on information currently available to Management. Forward looking statements involve significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements including risks associated with negotiating with foreign governments as well as country risk associated with conducting international activities, the risks discussed under "Risk Factors" and elsewhere in the Corporation's public disclosure documents, and other factors, many of which are beyond the control of the Corporation. Although the forward looking statements contained in this Annual Information Form are based upon assumptions which Management believes to be reasonable, the Corporation cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this Annual Information Form, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Because of the risks, uncertainties and assumptions inherent in forward looking statements, prospective investors in the Corporation's securities should not place undue reliance on these forward looking statements. See "Risk Factors".

## ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

| | | | |
|---|---|---|---|
| **"bbl"** | barrels | **"mcf"** | 1,000 cubic feet |
| **"bbl/d"** | Barrel or barrels per day | **"mcf/d"** | One thousand standard cubic feet per day |
| **"bcf"** | 1 billion cubic feet | **"mmcf"** | 1,000,000 cubic feet |
| **"boe"** | Barrels of oil equivalent | **"mmcf/d"** | One million standard cubic feet per day |
| **"boe/d"** | Barrel or barrels of oil equivalent per day | **"mstb"** | 1,000 standard barrels |
| | | **"NGL"** | Natural gas liquids |
| **"mbbl"** | 1,000 barrels | | |

**Note:** For the purposes of this document, 6 mcf of natural gas and 1 boe of NGL each equal 1 bbl of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"**ABCA**" means the *Business Corporations Act* (Alberta), S.A. 2000, c. B-9, together with any amendments thereto and all regulations promulgated thereunder;

"**ARTC**" means the Alberta royalty tax credit;

"**Alpa**" means Ingenieria Alpa S.A., the Corporation's joint venturer in the Puesto Morales Concession;

"**Common Shares**" means the common shares in the share capital of the Corporation;

"**Connacher**" or the "**Corporation**" means Connacher Oil and Gas Limited and its subsidiaries;

"**D&M Report**" means the independent engineering evaluation of the oil and natural gas interests of the Corporation prepared by DeGolyer and MacNaughton Canada Ltd. ("**D&M**"), independent petroleum engineering consultants of Calgary, Alberta, dated March 2, 2005 and effective December 31, 2004;

"**NI 51-101**" means National Instrument 51-101 - *Standards of Disclosure for Oil and Gas Activities*;

"**Petrolifera**" means Petrolifera Petroleum Limited, a subsidiary of Connacher.

"**Puesto Morales Concession**" or "**Concession**" means the interests in the Puesto Morales and Rinconada blocks in the Neuquen Basin in Argentina;

"**Seaton-Jordan Report**" means the independent evaluation of the Canadian undeveloped land acreage of the Corporation prepared by Seaton-Jordan & Associates Ltd. ("**Seaton-Jordan**"), independent mineral management consultants of Calgary, Alberta, dated February 18, 2005 and effective December 31, 2004; and

"**TSX**" means the Toronto Stock Exchange.

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

## THE CORPORATION

### Incorporation and Organization

The Corporation was formed on July 3, 1997 through the amalgamation pursuant to the ABCA of Petro Power Energy Inc. and Justinian Explorations Ltd. and continued as Justinian Explorations Ltd. ("Justinian"), a public corporation listed on the TSX Venture Exchange. On January 23, 2001 the outstanding Common Shares of the Corporation were consolidated on a ten-for-one basis and the name of the Corporation was changed to Connacher Oil and Gas Limited. Trading in the Common Shares of Connacher under the symbol "CLL" commenced on the TSX Venture Exchange on March 23, 2001. This listing was surrendered on August 1, 2003, when the Corporation graduated to and commenced trading on the TSX.

The Corporation has two wholly-owned subsidiaries, COGL Resources Ltd., a corporation incorporated under the *Business Corporations Act* (Saskatchewan), and Great Divide Oil Corporation, a corporation incorporated under the ABCA. As at December 31, 2004, the Corporation also owned approximately 61% of Petrolifera Petroleum Limited which owns 100% of the Puesto Morales Concession. Petrolifera was incorporated under the *Canada Business Corporations Act.*

The Corporation has its head and principal office at Suite 2600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 and its registered office at 3700, 400 Third Avenue SW, Calgary, Alberta T2P 4H2.

The following chart illustrates the Corporation's organizational structure as at December 31, 2004:


Connacher Oil and Gas Limited
(Alberta)
100%
100%
61%
Great Divide Oil Corp.
(Alberta)
COGL Resources Ltd.
(Saskatchewan)
Petrolifera Petroleum
Limited(1)(2) (Canada)

**Notes:**

(1) Subsequent to December 31, 2004 the Corporation incorporated the following four subsidiaries held by Petrolifera Petroleum Limited: Petrolifera Petroleum (Holdings) Limited, Petrolifera Petroleum (Peru) Limited and Petrolifera Petroleum (Americas) Limited, each of which are incorporated under the laws of Barbados, and Petrolifera Petroleum del Peru S.A.C. (Peru), which is incorporated under the laws of Peru.

(2) Subsequent to December 31, 2004 the Corporation's interest in Petrolifera was reduced to 40%. See "Business of the Corporation - Ownership of Petrolifera".

**General Development of the Corporation**

In January 2002, Connacher acquired certain oil and natural gas reserves, production and undeveloped acreage in the Lloydminster/Isly/Kitscoty region of Alberta from an independent oil and gas company for $4 million. The acquisition was effective October 1, 2001 and was financed with $2 million cash, a subordinated secured promissory note in the amount of $500,000 and the issuance of 3.75 million Common Shares at a deemed price of $0.40 per share. The promissory note was repaid in full in January 2003.

In June 2002, the Corporation completed an offering of 2,500,000 flow-through Common Shares at $0.40 per share and 1,200,360 units consisting of one Common Share and one-half of a Common Share purchase warrant at $0.35 per unit, for aggregate gross proceeds of approximately $1.42 million.

The Corporation completed a further offering of 3,111,112 flow-through Common Shares at $0.45 per share for aggregate gross proceeds of $1.4 million in November 2002.

In January 2003, Connacher completed a $7.3 million acquisition of certain oil and natural gas reserves, production and undeveloped land in the Battrum, Steelman and Cypress Hills areas of Saskatchewan from a large Canadian independent producer. The transaction had an effective date of December 1, 2002 and was financed from the Corporation's credit facility with a Canadian chartered bank.

In February 2003, the Corporation completed a further acquisition in the Battrum area for a purchase price of $3.1 million from an arm's length vendor. The purchase was effective January 1, 2003 and was also financed from the Corporation's credit facility with a Canadian chartered bank.

The Corporation completed a private placement offering in March 2003 of 4,542,155 units comprised of one Common Share and one Common Share purchase warrant at $0.45 per unit for gross proceeds of $2.04 million.

Connacher acquired a 100% working interest in 12,320 acres of petroleum and natural gas rights in the Cabri/Shackleton region of south-western Saskatchewan in April 2003. The lands were prospective for shallow natural gas accumulations and were within the Corporation's core area of Battrum.

The Corporation completed a private placement offering in December 2003 of 5,162,000 Common Shares at a price of $1.05 per Common Share, and 3,703,800 flow-through Common Shares at a price of $1.35 per flow-through Common Share for aggregate gross proceeds of $10.4 million.

Throughout 2003, a total of 7,785,636 Common Share purchase warrants and broker warrants and 534,000 stock options were exercised, resulting in the Corporation receiving cash proceeds of $3.3 million.

The Corporation sold its conventional heavy oil properties at Islay and Lloydminster in eastern Alberta, and its Cabri North natural gas properties and related undeveloped shallow gas rights under approximately 35,000 net acres in southwest Saskatchewan in two separate transactions which were completed in July 2004 for aggregate gross proceeds of $17.8 million. Proceeds from these sales were used to repay bank debt and trade payables.

In November 2004, the Corporation acquired the 50% working interest it did not already own in the Puesto Morales Concession in Argentina and immediately thereafter sold its 100% working interest to a subsidiary, Petrolifera, for eight million common shares of Petrolifera and a $4 million promissory note. Prior to Petrolifera's purchase of those assets, Petrolifera completed a $1.5 million equity financing issuing units comprising one common share of Petrolifera and one common share purchase warrant of Petrolifera and used $1.25 million of the net proceeds to reduce its promissory note indebtedness to the Corporation to $2.75 million. As a consequence of Petrolifera's equity financing, the Corporation's equity interest in Petrolifera was reduced to 61%. This equity interest further reduced to 40% in March 2005, upon the completion of another equity financing by Petrolifera, which raised $7 million by issuing units comprising one common share of Petrolifera, one half of one common share purchase warrant of Petrolifera and a right. Of the gross proceeds, $2 million was used to reduce the promissory note indebtedness owing to Connacher to $750,000.

In December 2004, Connacher completed an equity offering of 30,000,000 Common Shares and 11,706,663 flow-through Common Shares, for aggregate gross proceeds of $21.3 million. Proceeds from the financing were used to repay all of the Corporation's indebtedness and provide working capital.

Throughout 2004, a total of 1,442,155 Common Share purchase warrants and broker warrants and 575,000 stock options were exercised, resulting in the Corporation receiving cash proceeds of $945,000.

**Trends**

There are some trends that have been developing in the oil and gas industry during the past two years.

The first trend is the consolidation that the industry has been experiencing. Consolidation has affected companies of all sizes from the small emerging companies to the senior integrated companies. Because of the relatively high commodity prices in the industry in recent history and the increased demand for producing properties, the trend in the industry is for larger entities to continue to acquire smaller entities. Oil and gas royalty trusts have also been a significant acquirer of producing oil and gas properties and companies.

The second trend is the significant access to external capital that the industry has been experiencing. Oil and gas royalty trusts have become increasingly popular and have been able to access significant capital. As well, numerous junior oil and gas companies have had access to debt and equity capital which they have invested in both acquisition and exploration activities.

## BUSINESS OF THE CORPORATION

The Corporation is engaged in the exploration for, and the development, production and marketing of, oil and natural gas. The Corporation's principal properties are oil sand leases located in the Divide region, southwest of Fort McMurray, Alberta. It also holds producing and non-producing properties at Battrum, Tompkins and Steelman, all in Saskatchewan. Petrolifera owns 100% of the productive 95,000 acre Puesto Morales Concession in the Neuquen Basin, Argentina, and has negotiated the purchase of licenses covering two exploratory blocks in the Maranon and Ucayali Basins, Peru.

**Principal Properties**

The following paragraphs describe the Corporation's principal properties. Readers are cautioned that the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

*Battrum, Saskatchewan*

The Corporation holds interests ranging from 75% to 100% in unitized and non-unitized lands in the Battrum region of south-western Saskatchewan. The Corporation is the operator of the properties which produce medium gravity crude oil. The properties were acquired in two transactions with effective dates of December 1, 2002 and January 1, 2003 which were completed on January 31, 2003 and February 28, 2003, respectively. For the year ended December 31, 2004 the Corporation's production from this area averaged 500 bbls/d and current production is approximately 520 bbls/d. There are presently 62 (50.4 net) producing oil wells and no producing gas wells in this area, which comprises 2,247 gross (1,949 net) acres. At December 31, 2004 the D&M Report estimates the Corporation's proved plus probable reserves to be 2.2 million bbls of oil, of which 1.3 million bbls is proved.

*Great Divide, Alberta*

The Corporation owns a 100% working interest in 101 sections (64,640 acres) of oil sands leases at its Great Divide project in the Divide area of northeastern Alberta. Several oil accumulations in the McMurray formation have been identified on the leases.

The Corporation drilled eleven core holes on one such accumulation ("Pod One") in 2004 and at December 31, 2004 the D&M Report estimated the Corporation's possible recoverable reserves to be 51.8 million bbls of bitumen.

In early 2005 a further twelve core holes were drilled on or around Pod One. Furthermore, a 3-D seismic program was initiated to assist in identifying the size and geometry of the accumulation. This data will be integrated into a resource study which is anticipated to form the basis for a submission to the appropriate Alberta regulators for approval to drill and produce from the accumulation at a targeted rate of up to 10,000 bbl/d.

Seven additional core holes were drilled on what the Corporation labels "Pod Three", situated on Connacher's land southwest of Pod One. Two other accumulations have been identified and further evaluation work is planned for the winter of 2005 – 2006.

**Ownership of Petrolifera**

Pursuant to a management agreement, the Corporation is responsible for managing the day to day affairs of Petrolifera and the Corporation has a right to participate in future equity offerings by Petrolifera. As at December 31, 2004, the Corporation held a 61% interest in Petrolifera which was subsequently reduced to 40% following the completion of a private placement by Petrolifera in March 2005. As a result, the Corporation currently holds a 40% equity interest in Petrolifera. Petrolifera owns 100% of the Puesto Morales Concession. During 2004 average production from the Puesto Morales Concession was 55 bbl/d of light crude oil and 711 mcf/d of natural gas. The production volumes reflect the purchase of its partner's 50% interest on November 26, 2004, with an effective date of November 1, 2004. Production was booked from the closing date. There are presently ten producing oil wells and one producing natural gas well.

At December 31, 2004, the D&M Report estimated Petrolifera's share of proved and probable reserves, which were consolidated in the Corporation's accounts, to be 565,300 bbls of crude oil, of which 300,000 bbls was proved; and 2.8 bcf of natural gas, of which 1.5 bcf was proved. Approximately 26% of the Corporation's consolidated proved and probable reserves and 33% of the Corporation's economic interest in future net revenue from proved and probable reserves is attributable to the Petrolifera reserves. At December 31, 2004, Petrolifera's minority shareholders indirectly owned 399,000 boes (10%, by volume) and $2.3 million (12%, by value) of the estimated 10% present worth of the Corporation's consolidated total proved plus probable reserves.

In 2005 Petrolifera qualified for the award of licenses to explore for oil and natural gas in two blocks covering over five million acres in two basins in Peru. Block 106, in the Maranon Basin, is comprised of approximately two million acres. It surrounds a large oil field in the area and is surrounded by other producing oil fields as well as being bisected by an underutilized pipeline. Block 107 in the Ucayali Basin is comprised of approximately three million acres and is on trend with the Camisea field in Peru. The licenses under which Blocks 106 and 107 will be evaluated have been initialled by Petrolifera and Perupetro and, following formal approval by Perupetro's Board of Directors, are anticipated to be awarded to Petrolifera pursuant to a government decree.

## OIL AND GAS RESERVES

*Reserves and Future Net Revenue*

Connacher's crude oil and natural gas reserves were primarily located in south-west and south-east Saskatchewan and in the Puesto Morales Concession in the Neuquen Basin in Argentina. The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of the Corporation as at December 31, 2004 as evaluated by D&M in the D&M Report. The D&M Report which was prepared using assumptions and methodology guidelines outlined in the "Canadian Oil and Gas Evaluation Handbook" and in accordance with NI 51-101. The preparation date of the D&M Report is March 2, 2005. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

Under NI 51-101, proved reserve assignments are based on a 90% probability that total quantities recovered will equal or exceed proved reserve estimates. Proved plus probable reserves are the most likely case and are based on a 50% probability that they will equal or exceed estimates. The new standard provides for a more conservative evaluation of proved and probable reserves, particularly on new wells where production history has not

yet been established. In addition pursuant to NI 51-101 the Corporation is required to include 100% of the reserves owned by Petrolifera in the Corporation's oil and gas reserves disclosure.

**All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast price and cost assumptions contained in the D&M report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the D&M report. The recovery and reserves estimates of the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated.**

RESERVES DATA - CONSTANT PRICES AND COSTS

## CRUDE OIL AND NATURAL GAS RESERVES BASED ON CONSTANT PRICES AND COSTS(8)(12)

| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|---|---|
| | Gross(1) (mbbl) | Net(1) (mbbl) | Gross(1) (mbbl) | Net(1) (mbbl) | Gross(1) (mmcf) | Net(1) (mmcf) | Gross(1) (mbbl) | Net(1) (mbbl) |
| Proved Developed Producing(2)(5) | | | | | | | | |
| Canada | 1,192.5 | 955.6 | - | - | 132 | 117 | 2.6 | 1.8 |
| Argentina | 146.2 | 138.4 | - | - | 1,244 | 1,236 | - | - |
| **Total** | 1,338.7 | 1,094.0 | - | - | 1,376 | 1,353 | 2.6 | 1.8 |
| Proved Developed Non-Producing(2)(6) | | | | | | | | |
| Canada | - | - | - | - | 161 | 141 | - | - |
| Argentina | - | - | - | - | - | - | - | - |
| **Total** | - | - | - | - | 161 | 141 | - | - |
| Proved Undeveloped(2)(7) | | | | | | | | |
| Canada | 280.0 | 236.3 | - | - | - | 1 | - | - |
| Argentina | 153.7 | 145.6 | - | - | 294 | 293 | - | - |
| **Total** | 433.7 | 381.9 | - | - | 294 | 294 | - | - |
| Total Proved(2) | | | | | | | | |
| Canada | 1,472.5 | 1,191.9 | - | - | 293 | 259 | 2.6 | 1.8 |
| Argentina | 299.9 | 284.0 | - | - | 1,538 | 1,529 | - | - |
| **Total** | 1,772.4 | 1,475.9 | - | - | 1,831 | 1,788 | 2.6 | 1.8 |
| Total Probable(3) | | | | | | | | |
| Canada | 1,215.4 | 985.5 | - | - | 471 | 415 | 0.9 | 0.6 |
| Argentina | 265.4 | 251.4 | - | - | 1,215 | 1,210 | - | - |
| **Total** | 1,480.8 | 1,236.8 | - | - | 1,686 | 1,625 | 0.9 | 0.6 |
| Total Proved Plus Probable(2)(3) | | | | | | | | |
| Canada | 2,687.9 | 2,177.3 | - | - | 764 | 674 | 3.5 | 2.5 |
| Argentina | 565.3 | 535.4 | - | - | 2,753 | 2,739 | - | - |
| **Total** | 3,253.2 | 2,712.7 | - | - | 3,517 | 3,413 | 3.5 | 2.5 |
| Total Possible(4) | | | | | | | | |
| Canada | 1,009.8 | 913.9 | 51,752.1 | 44,231.6 | 124 | 115 | 0.1 | 0.1 |
| Argentina | 191.5 | 181.3 | - | - | 577 | 576 | - | - |
| **Total** | 1,201.3 | 1,095.2 | 51,752.1 | 44,231.6 | 701 | 691 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | |
| Canada | 3,697.7 | 3,091.2 | 51,752.1 | 44,231.6 | 888 | 789 | 3.6 | 2.6 |
| Argentina | 756.8 | 716.7 | - | - | 3,330 | 3,315 | - | - |
| **Total** | 4,454.5 | 3,807.9 | 51,752.1 | 44,231.6 | 4,218 | 4,104 | 3.6 | 2.6 |

## NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS[8][12]

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing[2][5] | | | | | | | | | | |
| Canada | 20,698 | 16,952 | 14,313 | 12,364 | 10,869 | 20,698 | 16,952 | 14,313 | 12,364 | 10,869 |
| Argentina | 3,238 | 2,856 | 2,545 | 2,288 | 2,073 | 2,993 | 2,629 | 2,334 | 2,092 | 1,890 |
| **Total** | 23,936 | 19,808 | 16,858 | 14,652 | 12,942 | 23,691 | 19,581 | 16,647 | 14,456 | 12,759 |
| Proved Developed Non-Producing[2][6] | | | | | | | | | | |
| Canada | 578 | 537 | 500 | 467 | 436 | 578 | 537 | 501 | 467 | 436 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 578 | 537 | 500 | 467 | 436 | 578 | 537 | 501 | 467 | 436 |
| Proved Undeveloped[2][7] | | | | | | | | | | |
| Canada | 3,766 | 3,024 | 2,426 | 1,944 | 1,550 | 3,766 | 3,024 | 2,426 | 1,944 | 1,550 |
| Argentina | 2,960 | 2,186 | 1,632 | 1,222 | 912 | 2,330 | 1,639 | 1,172 | 834 | 583 |
| **Total** | 6,726 | 5,210 | 4,058 | 3,166 | 2,462 | 6,069 | 4,663 | 3,598 | 2,778 | 2,133 |
| Total Proved[2] | | | | | | | | | | |
| Canada | 25,042 | 20,512 | 17,240 | 14,774 | 12,854 | 25,042 | 20,512 | 17,240 | 14,774 | 12,854 |
| Argentina | 6,198 | 5,042 | 4,177 | 3,510 | 2,985 | 5,296 | 4,268 | 3,506 | 2,926 | 2,473 |
| **Total** | 31,240 | 25,554 | 21,417 | 18,284 | 15,839 | 30,338 | 24,780 | 20,746 | 17,700 | 15,327 |
| Total Probable[3] | | | | | | | | | | |
| Canada | 23,946 | 16,547 | 12,053 | 9,102 | 7,052 | 21,507 | 15,136 | 11,198 | 8,571 | 6,715 |
| Argentina | 6,375 | 4,852 | 3,830 | 3,099 | 2,550 | 4,492 | 3,339 | 2,595 | 2,074 | 1,691 |
| **Total** | 30,321 | 21,399 | 15,883 | 12,201 | 9,602 | 25,999 | 18,475 | 13,793 | 10,645 | 8,406 |
| Total Proved Plus Probable[2][3] | | | | | | | | | | |
| Canada | 48,987 | 37,060 | 29,291 | 23,876 | 19,907 | 46,549 | 35,648 | 28,438 | 23,345 | 19,569 |
| Argentina | 12,573 | 9,894 | 8,007 | 6,609 | 5,535 | 9,788 | 7,607 | 6,101 | 5,000 | 4,164 |
| **Total** | 61,560 | 46,954 | 37,298 | 30,485 | 25,442 | 56,337 | 43,255 | 34,539 | 28,345 | 23,733 |
| Total Possible[4] | | | | | | | | | | |
| Canada | 558,928 | 345,969 | 219,783 | 141,872 | 91,924 | 377,425 | 229,072 | 140,861 | 86,324 | 51,413 |
| Argentina | 4,084 | 3,135 | 2,470 | 1,985 | 1,621 | 2,778 | 2,109 | 1,638 | 1,296 | 1,037 |
| **Total** | 563,012 | 349,104 | 222,253 | 143,857 | 93,545 | 380,203 | 231,181 | 142,499 | 87,620 | 52,450 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | | | | | |
| Canada | 607,916 | 383,029 | 249,075 | 165,748 | 111,831 | 423,974 | 264,720 | 169,299 | 109,669 | 70,982 |
| Argentina | 16,657 | 13,029 | 10,477 | 8,594 | 7,156 | 12,566 | 9,716 | 7,739 | 6,296 | 5,201 |
| **Total** | 624,573 | 396,058 | 259,552 | 174,342 | 118,987 | 436,540 | 274,436 | 177,038 | 115,965 | 76,183 |

## FUTURE NET REVENUE (UNDISCOUNTED) BASED ON CONSTANT PRICES AND COSTS[8]

| | Revenue[10] (M$) | Royalties[11] (M$) | Operating Costs (M$) | Development Costs (M$) | Abandonment and Reclamation Costs (M$) | Future Net Revenue Before Income Taxes (M$) | Income Taxes (M$) | Future Net Revenue After Income Taxes (M$) |
|---|---|---|---|---|---|---|---|---|
| Total Proved[2] | | | | | | | | |
| Canada | 56,588 | 11,486 | 15,867 | 2,358 | 1,833 | 25,044 | - | 25,044 |
| Argentina | 12,475 | 610 | 4,007 | 1,356 | 304 | 6,198 | 902 | 5,296 |
| **Total** | 69,063 | 12,096 | 19,874 | 3,714 | 2,137 | 31,242 | 902 | 30,340 |
| Total Proved Plus Probable[2][3] | | | | | | | | |
| Canada | 107,193 | 21,079 | 28,972 | 6,113 | 2,043 | 48,986 | 2,437 | 46,549 |
| Argentina | 23,414 | 1,148 | 7,395 | 1,969 | 328 | 12,573 | 2,786 | 9,788 |
| **Total** | 124,949 | 22,248 | 36,367 | 8,082 | 2,371 | 61,559 | 5,223 | 56,337 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | | | |
| Canada | 1,443,780 | 248,906 | 364,621 | 219,437 | 2,900 | 607,916 | 183,942 | 423,974 |
| Argentina | 31,092 | 1,534 | 9,683 | 2,842 | 376 | 16,657 | 4,091 | 12,566 |
| **Total** | 1,474,872 | 250,440 | 374,304 | 222,279 | 3,276 | 624,573 | 188,033 | 436,540 |

## FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON CONSTANT PRICES AND COSTS(8)

| | Production Group | Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$) |
|---|---|---|
| Total Proved(2) | Light and medium crude oil | 19,990 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 1,426 |
| Total Proved Plus Probable(2)(3) | Light and medium crude oil | 34,030 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 3,269 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | Light and medium crude oil | 43,610 |
| | Heavy oil | 212,104 |
| | Associated gas and non-associated gas | 3,838 |

## RESERVES DATA - FORECAST PRICES AND COSTS

### CRUDE OIL AND NATURAL GAS RESERVES BASED ON FORECAST PRICES AND COSTS(9)(12)

| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|---|---|
| | Gross(1) (mbbl) | Net(1) (mbbl) | Gross(1) (mbbl) | Net(1) (mbbl) | Gross(1) (mmcf) | Net(1) (mmcf) | Gross(1) (mbbl) | Net(1) (mbbl) |
| Proved Developed Producing(2)(5) | | | | | | | | |
| Canada | 1,192.5 | 959,042 | - | - | 132 | 117 | 2.6 | 1.8 |
| Argentina | 146,2 | 138.4 | - | - | 1,244 | 1,236 | - | - |
| **Total** | 1,338.7 | 1,097.5 | - | - | 1,376 | 1,353 | 2.6 | 1.8 |
| Proved Developed Non-Producing(2)(6) | | | | | | | | |
| Canada | - | - | - | - | 161 | 142 | - | - |
| Argentina | - | - | - | - | - | - | - | - |
| **Total** | - | - | - | - | 161 | 142 | - | - |
| Proved Undeveloped(2)(7) | | | | | | | | |
| Canada | 280.0 | 237.2 | - | - | - | 1 | - | - |
| Argentina | 153.7 | 145.6 | - | - | 294 | 293 | - | - |
| **Total** | 433.7 | 382.8 | - | - | 294 | 294 | - | - |
| Total Proved(2) | | | | | | | | |
| Canada | 1,472.5 | 1,196.3 | - | - | 293 | 260 | 2.6 | 1.8 |
| Argentina | 299.9 | 284.0 | - | - | 1,538 | 1,529 | - | - |
| **Total** | 1,772.4 | 1,480.3 | - | - | 1,831 | 1,789 | 2.6 | 1.8 |
| Total Probable(3) | | | | | | | | |
| Canada | 1,215.4 | 990.7 | - | - | 471 | 415 | 0.9 | 0.6 |
| Argentina | 265.4 | 251.4 | - | - | 1,215 | 1,210 | - | - |
| **Total** | 1,480.8 | 1,242.1 | - | - | 1,686 | 1,625 | 0.9 | 0.6 |
| Total Proved Plus Probable(2)(3) | | | | | | | | |
| Canada | 2,687.9 | 2,187.0 | - | - | 764 | 675 | 3.5 | 2.5 |
| Argentina | 565.3 | 535.4 | - | - | 2,753 | 2,739 | - | - |
| **Total** | 3,253.2 | 2,722.3 | - | - | 3,517 | 3,414 | 3.5 | 2.5 |
| Total Possible(4) | | | | | | | | |
| Canada | 1,009.8 | 916.0 | 51,752.1 | 44,733.7 | 124 | 115 | 0.1 | 0.1 |
| Argentina | 191.5 | 181.3 | - | - | 577 | 576 | - | - |
| **Total** | 1,201.3 | 1,097.3 | 51,752.1 | 44,733.7 | 701 | 691 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | |
| Canada | 3,697.7 | 3,102.9 | 51,752.1 | 44,733.7 | 888 | 790 | 3.6 | 2.6 |
| Argentina | 756.8 | 716.7 | - | - | 3,330 | 3,315 | - | - |
| **Total** | 4,454.5 | 3,819.6 | 51,752.1 | 44,733.7 | 4,218 | 4,105 | 3.6 | 2.6 |

## NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS(9)(12)

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing(2)(5) | | | | | | | | | | |
| Canada | 15,779 | 13,351 | 11,580 | 10,233 | 9,173 | 15,779 | 13,351 | 11,580 | 10,233 | 9,173 |
| Argentina | 4,817 | 4,276 | 3,831 | 3,461 | 3,150 | 4,129 | 3,643 | 3,246 | 2,919 | 2,646 |
| **Total** | 20,596 | 17,627 | 15,411 | 13,694 | 12,323 | 19,908 | 16,994 | 14,826 | 13,152 | 11,819 |
| Proved Developed Non-Producing(2)(6) | | | | | | | | | | |
| Canada | 550 | 512 | 478 | 447 | 418 | 550 | 512 | 478 | 447 | 418 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 550 | 512 | 478 | 447 | 418 | 550 | 512 | 478 | 447 | 418 |
| Proved Undeveloped(2)(7) | | | | | | | | | | |
| Canada | 2,609 | 2,093 | 1,669 | 1,321 | 1,034 | 2,609 | 2,093 | 1,669 | 1,321 | 1,034 |
| Argentina | 3,620 | 2,710 | 2,064 | 1,589 | 1,230 | 2,721 | 1,964 | 1,439 | 1,061 | 781 |
| **Total** | 6,229 | 4,803 | 3,733 | 2,910 | 2,264 | 5,330 | 4,057 | 3,108 | 2,382 | 1,815 |
| Total Proved(2) | | | | | | | | | | |
| Canada | 18,939 | 15,956 | 13,728 | 12,002 | 10,625 | 18,939 | 15,956 | 13,728 | 12,002 | 10,625 |
| Argentina | 8,437 | 6,986 | 5,895 | 5,050 | 4,380 | 6,850 | 5,607 | 4,685 | 3,980 | 3,427 |
| **Total** | 27,376 | 22,942 | 19,623 | 17,052 | 15,005 | 25,789 | 21,563 | 18,413 | 15,982 | 14,052 |
| Total Probable(3) | | | | | | | | | | |
| Canada | 17,022 | 11,858 | 8,661 | 6,541 | 5,057 | 17,022 | 11,858 | 8,661 | 6,541 | 5,057 |
| Argentina | 8,439 | 6,336 | 4,958 | 3,988 | 3,272 | 5,856 | 4,327 | 3,349 | 2,672 | 2,177 |
| **Total** | 25,461 | 18,194 | 13,619 | 10,529 | 8,329 | 22,878 | 16,185 | 12,010 | 9,213 | 7,234 |
| Total Proved Plus Probable(2)(3) | | | | | | | | | | |
| Canada | 35,961 | 27,814 | 22,387 | 18,542 | 15,682 | 35,961 | 27,814 | 22,387 | 18,542 | 15,682 |
| Argentina | 16,876 | 13,322 | 10,853 | 9,038 | 7,652 | 12,706 | 9,934 | 8,034 | 6,652 | 5,604 |
| **Total** | 52,837 | 41,136 | 33,240 | 27,580 | 23,334 | 48,667 | 37,748 | 30,421 | 25,194 | 21,286 |
| Total Possible(4) | | | | | | | | | | |
| Canada | 406,396 | 236,517 | 138,649 | 80,054 | 43,722 | 274,500 | 155,701 | 86,681 | 45,112 | 19,278 |
| Argentina | 5,175 | 3,994 | 3,174 | 2,583 | 2,140 | 3,519 | 2,692 | 2,117 | 1,701 | 1,390 |
| **Total** | 411,571 | 240,511 | 141,823 | 82,637 | 45,862 | 278,019 | 158,393 | 88,798 | 46,813 | 20,668 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | | | |
| Canada | 442,357 | 264,331 | 161,037 | 98,596 | 59,404 | 310,461 | 183,515 | 109,068 | 63,654 | 34,960 |
| Argentina | 22,051 | 17,316 | 14,027 | 11,621 | 9,792 | 16,225 | 12,626 | 10,151 | 8,353 | 6,994 |
| **Total** | 464,408 | 281,647 | 175,064 | 110,217 | 69,196 | 326,686 | 196,141 | 119,219 | 72,007 | 41,954 |

## FUTURE NET REVENUE (UNDISCOUNTED) BASED ON FORECAST PRICES AND COSTS(9)

| | Revenue(10) (M$) | Royalties(11) (M$) | Operating Costs (M$) | Development Costs (M$) | Abandonment and Reclamation Costs (M$) | Future Net Revenue Before Income Taxes (M$) | Income Taxes (M$) | Future Net Revenue After Income Taxes (M$) |
|---|---|---|---|---|---|---|---|---|
| Total Proved(2) | | | | | | | | |
| Canada | 51,255 | 10,271 | 17,606 | 2,358 | 2,081 | 18,939 | - | 18,939 |
| Argentina | 15,115 | 671 | 4,310 | 1,356 | 341 | 8,438 | 1,587 | 6,850 |
| **Total** | 66,370 | 10,942 | 21,916 | 3,714 | 2,422 | 27,377 | 1,587 | 25,789 |
| Total Proved Plus Probable(2)(3) | | | | | | | | |
| Canada | 96,775 | 18,444 | 33,765 | 6,120 | 2,486 | 35,960 | - | 35,960 |
| Argentina | 28,812 | 1,268 | 8,284 | 1,981 | 403 | 16,876 | 4,170 | 12,706 |
| **Total** | 125,587 | 19,712 | 42,049 | 8,101 | 2,889 | 52,836 | 4,170 | 48,666 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | |
| Canada | 1,346,402 | 225,285 | 435,266 | 239,796 | 3,699 | 442,356 | 131,896 | 310,460 |
| Argentina | 37,969 | 1,691 | 10,900 | 2,854 | 473 | 22,051 | 5,827 | 16,225 |
| **Total** | 1,384,371 | 226,976 | 446,166 | 242,650 | 4,172 | 464,407 | 137,723 | 326,685 |

## FUTURE NET REVENUE BY PRODUCTION GROUP
## BASED ON FORECAST PRICES AND COSTS(9)

| | Production Group | Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$) |
|---|---|---|
| Total Proved(2) | Light and medium crude oil | 17,048 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 2,574 |
| Total Proved Plus Probable(2)(3) | Light and medium crude oil | 28,115 |
| | Heavy oil | - |
| | Associated gas and non-associated gas | 5,126 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | Light and medium crude oil | 34,603 |
| | Heavy oil | 134,411 |
| | Associated gas and non-associated gas | 6,050 |

## RECONCILIATION OF COMPANY NET PROVED
## RESERVES BY PRINCIPAL PRODUCT TYPE
## BASED ON FORECAST PRICES AND COSTS(9)

The following table sets forth a reconciliation of the changes in Connacher's working interest, after royalties, of light and medium crude oil (including NGL's), heavy oil and associated and non-associated natural gas (combined) reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on the forecast price and cost assumptions set forth in Note 9.

| | Light and Medium Oil | | | | Heavy Oil | | | | Associated and Non-Associated Natural Gas | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Proved (mbbl) | Net Probable (mbbl) | Net Proved Plus Probable (mbbl) | Net Proved Plus Probable Plus Possible (mbbl) | Net Proved (mbbl) | Net Probable (mbbl) | Net Proved Plus Probable (mbbl) | Net Proved Plus Probable Plus Possible (mbbl) | Net Proved (mmcf) | Net Probable (mmcf) | Net Proved Plus Probable (mmcf) | Net Proved Plus Probable Plus Possible (mmcf) |
| **Canada** | | | | | | | | | | | | |
| At December 31, 2003 | 1,704.4 | 1,557.0 | 3,261.4 | 4,269.4 | - | - | - | - | 4,120 | 2,163 | 6,283 | 6,509 |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | - | - | - | - | - | - | - | - | - | - | - | - |
| *Technical Revisions* | 198.5 | (260.3) | (61.8) | (57.7) | - | - | - | - | 281 | (8) | 273 | 274 |
| Discoveries | 94.1 | 93.9 | 188.0 | 188.0 | - | - | - | - | - | - | - | - |
| Acquisitions | - | - | - | - | - | - | - | 44,733.7 | - | - | - | - |
| Dispositions | (568.4) | (376.0) | (944.4) | (1,032.5) | - | - | - | - | (3,816) | (1,717) | (5,533) | (5,645) |
| Economic Factors | (19.9) | (23.3) | (43.2) | (51.2) | - | - | - | - | (37) | (23) | (60) | (60) |
| Production | (210.6) | - | (210.6) | (210.6) | - | - | - | - | (288) | - | (288) | (288) |
| At December 31, 2004 | 1,198.1 | 991.3 | 2,189.4 | 3,105.5 | - | - | - | 44,733.7 | 260 | 415 | 675 | 790 |
| **Argentina** | | | | | | | | | | | | |
| At December 31, 2003 | 161.2 | 121.9 | 283.1 | 479.6 | - | - | - | - | 921 | 713 | 1,634 | 2,396 |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | - | - | - | - | - | - | - | - | - | - | - | - |
| Technical Revisions | (1.5) | 17.4 | 15.9 | (87.6) | - | - | - | - | 67 | (100) | (33) | (507) |
| Discoveries | - | - | - | - | - | - | - | - | - | - | - | - |
| Acquisitions | 141.8 | 114.0 | 255.8 | 344.2 | - | - | - | - | 765 | 601 | 1,366 | 1,655 |
| Dispositions | - | - | - | - | - | - | - | - | - | - | - | - |
| Economic Factors | - | (2.0) | (2.0) | (2.0) | - | - | - | - | - | (4) | (4) | (5) |
| Production | (17.4) | - | (17.4) | (17.4) | - | - | - | - | (224) | - | (224) | (224) |
| At December 31, 2004 | 284.0 | 251.4 | 535.4 | 716.7 | - | - | - | - | 1,529 | 1,210 | 2,739 | 3,315 |

## RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE AFTER INCOME TAXES DISCOUNTED AT 10% BASED ON CONSTANT PRICES AND COSTS

The following table sets forth changes between future net revenue estimates attributable to Connacher's net proved reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on constant prices and cost assumptions set forth in Note 8 and calculated using a discount rate of 10%.

| | (M$) |
|---|---|
| **Canada** | |
| Estimated Future Net Revenue after income taxes at December 31, 2003 | 29,816 |
| Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties | (4,500) |
| Net Change in Prices, Production Costs and Royalties Related to Future Production | 4,676 |
| Changes in Previously Estimated Future Development Costs | 3,518 |
| Changes in Estimated Future Development Costs | (8,969) |
| Net Change from Extensions and Improved Recovery | - |
| Net Change from Discoveries | 1,516 |
| Acquisitions of Reserves | - |
| Dispositions of Reserves | (15,360) |
| Net Change Resulting from Revisions in Quantity Estimates | 3,734 |
| Accretion of Discount | 2,742 |
| Net Change in Income Taxes | 525 |
| Other | (458) |
| Estimated Future Net Revenue after income taxes at December 31, 2004 | 17,240 |
| **Argentina** | |
| Estimated Future Net Revenue after income taxes at December 31, 2003 | 2,110 |
| Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties | (487) |
| Net Change in Prices, Production Costs and Royalties Related to Future Production | (52) |
| Changes in Previously Estimated Future Development Costs | (513) |
| Changes in Estimated Future Development Costs | (107) |
| Net Change from Extensions and Improved Recovery | - |
| Net Change from Discoveries | - |
| Acquisitions of Reserves | 2,089 |
| Dispositions of Reserves | - |
| Net Change Resulting from Revisions in Quantity Estimates | 101 |
| Accretion of Discount | 212 |
| Net Change in Income Taxes | (670) |
| Other | 822 |
| Estimated Future Net Revenue after income taxes at December 31, 2004 | 3,505 |

**Notes:**

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Corporation. "Net Reserves" are the Corporation's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in reserves.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6) "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7) "Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8) The product prices used in the constant price and cost evaluations in the D&M Report were as follows: in Canada light and medium oil between $36.11/bbl and $36.47/bbl and natural gas at prices ranging between $5.80/mcf and $6.49/mcf; in Argentina light and medium crude oil at $37.97/bbl and natural gas at $0.71/mcf. The reason for the price differential between natural gas prices in Canada and Argentina is due to the fact that in Canada the price of natural gas is unregulated and is therefore influenced by market conditions, whereas in Argentina, the price of natural gas is regulated and is set below North American market prices by Argentina federal regulators.

(9) The pricing assumptions used in the D&M Report with respect to values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. D&M is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

(10) Values include processing and other income.
(11) Values include Alberta Royalty Tax Credit.
(12) See "Business of the Corporation - Ownership of Petrolifera" for a discussion of the approximate amount of the Corporation's consolidated reserves and the Corporation's economic interest in future net revenue attributable to its equity interest in Petrolifera.

| | Light and Medium Crude Oil | | | Heavy Oil | Natural Gas | Inflation Rate | Exchange Rate |
|---|---|---|---|---|---|---|---|
| | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price 40° API ($Cdn/bbl) | Neuquen Basin ($Cdn/bbl) | Hardisty Heavy 12° API ($Cdn/bbl) | AECO Gas Price ($Cdn/mcf) | %/year | $US/$Cdn |
| Forecast | | | | | | | |
| 2005 | | | | | | | |
| Canada | 45.00 | 54.00 | - | 39.00 | 6.87 | - | - |
| Argentina | - | - | 47.84 | - | 1.21 | - | 0.83195 |
| 2006 | | | | | | | |
| Canada | 40.80 | 48.78 | - | 35.78 | 6.67 | 2.0 | - |
| Argentina | - | - | 42.64 | - | 1.58 | 2.0 | 0.83195 |
| 2007 | | | | | | | |
| Canada | 36.41 | 43.34 | - | 33.34 | 6.45 | 2.0 | - |
| Argentina | - | - | 37.24 | - | 2.11 | 2.0 | 0.83195 |
| 2008 | | | | | | | |
| Canada | 34.49 | 40.93 | - | 33.43 | 5.87 | 2.0 | - |
| Argentina | - | - | 37.97 | - | 2.15 | 2.0 | 0.83195 |
| 2009 | | | | | | | |
| Canada | 32.47 | 38.40 | - | 30.90 | 5.51 | 2.0 | - |
| Argentina | - | - | 38.75 | - | 2.20 | 2.0 | 0.83195 |
| 2010 | | | | | | | |
| Canada | 33.12 | 39.17 | - | 31.67 | 5.42 | 2.0 | - |
| Argentina | - | - | 39.52 | - | 2.24 | 2.0 | 0.83195 |
| 2011 | | | | | | | |
| Canada | 33.78 | 39.96 | - | 32.46 | 5.45 | 2.0 | - |
| Argentina | - | - | 40.33 | - | 2.29 | 2.0 | 0.83195 |
| 2012 | | | | | | | |
| Canada | 34.46 | 40.75 | - | 33.25 | 5.49 | 2.0 | - |
| Argentina | - | - | 41.16 | - | 2.33 | 2.0 | 0.83195 |
| 2013 | | | | | | | |
| Canada | 35.15 | 41.57 | - | 34.07 | 5.58 | 2.0 | - |
| Argentina | - | - | 41.99 | - | 2.38 | 2.0 | 0.83195 |
| Thereafter | | | | | | | |
| Canada | +2% | +2% | +2% | +2% | +2% | 2.0 | - |
| Argentina | +2% | +2% | +2% | +2% | +2% | 2.0 | 0.83195 |

Weighted average historical prices realized by the Corporation for the year ended December 31, 2004 were $32.49/bbl for light and medium crude in Canada; $42.44/bbl in Argentina; $24.75/bbl for heavy oil; $5.92/mcf for natural gas in Canada; and $0.67/mcf in Argentina. The price of natural gas in Argentina is set by Argentina federal regulators. The Argentina government rescinded a general price freeze for large scale commercial and industrial customers in February 2004 and gas prices have recovered in accordance to an agreed "price path" which objective is the full deregulation of gas prices in the near term. The projected increase in the forecast price for natural gas in Argentina in 2005 is due to this revision in the price of natural gas by Argentina federal regulators. The forecast price for natural gas in Argentina in 2005 is a projection and could fluctuate as the price has not been fixed for 2005. Although gas prices are expected to move upward in the near term, there is no specific "price path" for the Corporation's gas because of its relatively small sales volumes and due to the possible influence other larger gas sales contracts negotiated with industrial buyers may have on the Corporation's realized prices. Although "price paths" represent generic expected trends, actual pricing may be specific to different producing areas. If additional volumes are developed in a particular area, more pricing power could accrue to the producer.

*Undeveloped Reserves*

Proved undeveloped reserves are generally those reserves related to wells that have been drilled and not yet tied in because of seasonal access issues, the need for further testing of the wells or construction of pipelines and production facilities for the well. Such reserves may also relate to planned infill drilling locations.

Connacher's net proved undeveloped reserves of 380,000 bbls of light and medium oil and 294 mmcf of natural gas are primarily located at Battrum, Saskatchewan and in the Puesto Morales Concession, Argentina. The Corporation expects to drill a number of infill locations at Battrum during 2005 which, if successful, would result in new reserves qualifying for the proved developed category.

Petrolifera expects to drill up to five wells in 2005 in the Puesto Morales Concession, Argentina, including an offset to the presently producing natural gas well and up to three infill locations at the Puesto Morales Concession light oil field.

Probable undeveloped reserves relate to wells to be drilled, tied in and brought on-stream in future.

The D&M Report estimates the Corporation's net probable undeveloped reserves to be 1,242,000 bbls of light or medium oil and 1.6 bcf of natural gas. Of this total, 541,000 net probable undeveloped barrels are at Battrum, Saskatchewan. Discretionary drilling plans during 2005 may result in the evaluation of these reserves. Additionally, 250,000 barrels of light or medium probable undeveloped barrels of crude oil were assigned to the Puesto Morales Concession, Argentina, along with 1.2 bcf of probable undeveloped natural gas reserves. These reserves will likely be evaluated in whole or in part with the five well 2005 drilling program which has been budgeted by Petrolifera. The balance of probable undeveloped reserves may be evaluated through discretionary drilling during 2005.

### *Significant Factors or Uncertainties*

The Corporation does not anticipate that any important economic factors or significant uncertainties would affect particular components of the reserves data. Notwithstanding that, a number of factors which are beyond the Corporation's control can significantly affect the reserves, including product pricing, royalty and tax regimes, changing operating and capital costs, surface access issues, availability of services and processing facilities and technical issues affecting well performance. See "Risk Factors".

### *Future Development Costs*

| | **Total Proved Future Development Costs Using Constant Dollar Costs (M$)** | **Total Proved Future Development Costs Using Forecast Dollar Costs (M$)** | **Total Proved Plus Probable Future Development Costs Using Forecast Dollar Costs (M$)** | **Total Proved Plus Probable Plus Possible Future Development Costs Using Forecast Dollar Costs (M$)** |
|---|---|---|---|---|
| Canada | | | | |
| 2005 | 2,358 | 2,358 | 5,788 | 8,588 |
| 2006 | - | - | 331 | 140,403 |
| 2007 | - | - | - | 5,603 |
| 2008 | - | - | - | - |
| 2009 | - | - | - | 1,894 |
| Total for all remaining years | - | - | - | 83,307 |
| Total, undiscounted | 2,358 | 2,358 | 6,120 | 239,795 |
| Total for all years discounted at 10%/year | 2,244 | 2,244 | 5,792 | 161,287 |
| | | | | |
| Argentina | | | | |
| 2005 | 1,356 | 1,356 | 1,356 | 2,229 |
| 2006 | - | - | 625 | 625 |
| 2007 | - | - | - | - |
| 2008 | - | - | - | - |
| 2009 | - | - | - | - |
| Total for all remaining years | - | - | - | - |
| Total, undiscounted | 1,356 | 1,356 | 1,981 | 2,854 |
| Total for all years discounted at 10%/year | 1,290 | 1,290 | 1,829 | 2,659 |

Future development costs are expected to be funded from a combination of the following: operational cash flow, debt and equity financing and/or farmout arrangements with other companies. The timing of such funding may influence the timing of the developmental work expenditures.

*Oil and Gas Properties and Wells*

The following table sets forth the number of wells in which Connacher held a working interest as at December 31, 2004:

| | Crude Oil | | Natural Gas | |
|---|---|---|---|---|
| | Gross[(1)] | Net[(1)] | Gross[(1)] | Net[(1)] |
| Alberta | | | | |
| Producing | 4.0 | 1.1 | 16.0 | 1.2 |
| Non-producing | 3.0 | 1.4 | 1.0 | 1.0 |
| Saskatchewan | | | | |
| Producing | 67.0 | 55.4 | - | - |
| Non-producing | 11.0 | 11.0 | 9.0 | 9.0 |
| Argentina | | | | |
| Producing | 10.0 | 10.0 | 1.0 | 1.0 |
| Non-producing | 7.0 | 7.0 | - | - |

**Note:**

(1) "Gross Wells" are the total number of wells in which Connacher has an interest. "Net Wells" are the number of wells obtained by aggregating Connacher's working interest in each of its gross wells.

*Costs Incurred*

The following table summarizes the capital expenditures made by Connacher on oil and natural gas properties for the year ended December 31, 2004.

| | Property Acquisition Costs ($) | | Exploration Costs ($) | Development Costs ($) |
|---|---|---|---|---|
| | Proved Properties | Unproved Properties | | |
| Canada | 25,000 | 1,809,000 | 780,000 | 12,626,900 |
| Argentina | 1,773,100 | - | - | 615,000 |

*Exploration and Development Activities*

The following table sets forth the number of exploratory and development wells which Connacher completed during its 2004 financial year:

| | Exploratory Wells | | Development Wells | |
|---|---|---|---|---|
| | Gross[(1)] | Net[(1)] | Gross[(1)] | Net[(1)] |
| Canada | | | | |
| Oil Wells | 1 | 1 | - | - |
| Gas Wells | 13 | 13 | - | - |
| Service Wells | - | - | - | - |
| Dry Holes | - | - | - | - |
| Total Completed Wells | 14 | 14 | - | - |

**Note:**

(1) "Gross Wells" are the total number of wells in which Connacher has an interest. "Net Wells" are the number of wells obtained by aggregating Connacher's working interest in each of its gross wells. Additionally, 11 "core holes" were drilled at Divide, Alberta. There were no wells drilled in Argentina during 2004.

In 2005, Connacher will focus on development of its oil sands leases at Divide, Alberta, including drilling additional core holes and proceeding with development of the project if regulatory approvals are received. The Corporation also anticipates enhancing oil production at Battrum, exploiting new oil and developing natural gas reserves in the Tompkins area of south-west Saskatchewan and evaluating light oil potential at Steelman in southeast Saskatchewan.

At the Puesto Morales Concession, Argentina, an approximate 140 square kilometre 3-D seismic program has been completed and up to five wells are expected to be drilling in 2005.

*Properties with No Attributed Reserves*

The following table sets out the Corporation's undeveloped land position effective December 31, 2004.

| | Undeveloped Acreage | |
|---|---|---|
| | Gross[(1)] | Net[(1)] |
| Alberta | 67,360 | 67,360 |
| Saskatchewan | 80,412 | 68,590 |
| Argentina | 95,000 | 95,000 |
| Total | 242,772 | 230,950 |

*Note:*

(1) "Gross" means the total number of acres in which the Corporation has a working interest. "Net" means the sum of the products obtained by multiplying the number of gross acres by the Corporation's percentage working interest therein.

In the Seaton-Jordan Report a fair value of $6,801,118 or approximately $115 per gross hectare was assigned to Connacher's non-reserve oil and gas properties in Canada. This equates to approximately $46 per acre. In determining the market value, Seaton-Jordan based their evaluation on the following factors:

1. The acquisition cost, provided that there have been no material changes in the unproved property, the surrounding properties, or the general oil and gas climate since the acquisition;

2. Recent sales by others of interests in the same unproved property;

3. Terms and conditions, expressed in monetary terms, of recent farm-in agreements;

4. Terms and conditions, expressed in monetary terms, of recent work commitments related to the unproved property; and

5. Recent sales of similar properties in the same general area.

This complies with the criteria set out in paragraph (a), subsection (2), Section 5.10 of NI 51-101. The Corporation did not commission an independent evaluation of Petrolifera's Argentinean undeveloped acreage.

Pursuant to the Corporation's discretionary capital program for 2005, Connacher anticipates evaluating up to 680 gross (625 net) acres, largely in south-west Saskatchewan with the drilling of up to 17 wells and up to 240 acres in Argentina by drilling up to 5 wells. Certain of these wells will be contingent upon the outcome of wells drilled earlier in the year and subject to funding available. In Alberta 760 gross (760 net) acres of oil sands leases were evaluated by the drilling of 19 core holes at Divide. These also assist in evaluation of additional offsetting lands. The Corporation has interests in 8,750 gross (8,750 net) acres of non-reserve oil and gas properties in respect of which the Corporation's rights to explore, develop and exploit are expected to expire in 2005.

The Corporation has two work commitments relating to its non-reserve oil and gas properties. Pursuant to the first commitment, the Corporation has committed to conduct a minimum of $1,000,000 work obligation within twelve months from July 14, 2004. The twelve month period may be extended for an additional six months. Pursuant to the Corporation's second commitment, the Corporation has agreed to drill a well on or before July 15, 2005, subject to regulatory approval, surface access and other standard conditions. To the extent that the Corporation does not have the well drilled by July 15, 2005 the Corporation will pay a fee of $250,000 to the other party to the work commitment.

*Forward Contracts*

Approximately one half of the Corporation's oil production is subject to an oil sales contract; 250 bbls/d of medium-gravity oil is contracted until March 31, 2005 at a WTI reference price of CDN $44.08 per barrel before deduction of the related variable crude oil price differential. This contract price was taken into account in the calculation of the reserves data for the period the contract was in effect.

### *Asset Retirement Obligations*

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants' new standard on Asset Retirement Obligations. This new standard requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition. Under the new standard, the estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired. Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Corporation's credit-adjusted risk-free interest rate. The obligation is reviewed regularly by management based upon current regulations, costs, technologies and industry standards. The discounted obligation is recognized as a liability and is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense. Actual restoration expenditures are charged to the accumulated obligation as incurred. Prior to 2004, the Corporation estimated costs of dismantlement, removal and site restoration and recorded them over the remaining life of the proved reserves on the unit-of-production basis.

As at December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations in respect of the Corporation's 98.1 net producing and non-producing wells, net of estimated salvage recoveries, was $5.6 million. These obligations will be settled over the useful lives of the underlying assets, which currently extend up to 16 years. The 10% discounted present value of this amount is $1.8 million. Over the next three financial years, the Corporation expects to incur $30,000 ($22,500 discounted at 10%) of these expenditures.

In the D&M Report, abandonment costs for total proved plus probable plus possible reserves were estimated to be $4.2 million, undiscounted, and $1.4 million, discounted at 10%. These estimates are in respect of well costs only and do not include costs to abandon pipelines and facilities, which the Corporation has included in determining its asset retirement obligation.

### *Tax Horizon*

Income earned in Canada is not expected to attract taxes until the Corporation utilizes its accumulated tax pools and loss carry forwards, which exceed $43 million. Based on anticipated capital spending, which augment the tax pools, the Corporation does not expect to pay current income taxes for the 2004 or 2005 fiscal years. Depending on production, commodity prices and capital spending levels, the Corporation may begin paying current income taxes in 2006.

### *Production Estimates*

The following table sets forth the volume of working interest production, before royalties, estimated for 2005 which is reflected in the estimate of future net revenue disclosed in the tables of reserve information in respect of total proved reserves:

| | Light and Medium Oil (bbl) | Natural Gas (mmcf) | Natural Gas Liquids (bbl) |
|---|---|---|---|
| Canada | 235,770 | 105 | 621 |
| Argentina | 40,381 | 427 | - |

The following table indicates the volume of working interest production, before royalties, estimated for 2005 from fields considered to be individually important:

| | Light and Medium Oil (bbl) | Natural Gas (mmcf) | Natural Gas Liquids (bbl) |
|---|---|---|---|
| Battrum, Saskatchewan | 182,500 | - | - |
| Puesto Morales Concession, Argentina | 36,500 | 310 | - |

*Production History*

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Corporation for each quarter of its most recently completed financial year:

| | Three Months Ended March 31, 2004 | Three Months Ended June 30, 2004 | Three Months Ended September 30, 2004 | Three Months Ended December 31, 2004 |
|---|---|---|---|---|
| **Canada** | | | | |
| Average Daily Production | | | | |
| Light and Medium Oil (bbl/d) | 545 | 577 | 557 | 572 |
| Heavy Oil (bbl/d) | 266 | 378 | 30 | - |
| Natural Gas (mcf/d) | 1,741 | 1,383 | 342 | 190 |
| Average Net Prices Received | | | | |
| Light and Medium Oil ($/bbl) | 32.58 | 33.05 | 35.28 | 29.15 |
| Heavy Oil ($/bbl) | 24.36 | 24.85 | 24.96 | - |
| Natural Gas ($/mcf) | 5.68 | 6.42 | 5.87 | 5.82 |
| Royalties | | | | |
| Light and Medium Oil ($/bbl) | 7.52 | 7.22 | 7.36 | 7.44 |
| Heavy Oil ($/bbl) | 3.60 | 3.40 | 3.50 | - |
| Natural Gas ($/mcf) | 0.85 | 0.75 | 0.82 | 0.80 |
| Production Costs | | | | |
| Light and Medium Oil ($/bbl) | 9.27 | 8.52 | 8.16 | 8.35 |
| Heavy Oil ($/bbl) | 8.15 | 7.87 | 8.25 | - |
| Natural Gas ($/mcf) | 3.67 | 3.60 | 3.52 | 3.51 |
| Netback Received | | | | |
| Light and Medium Oil ($/bbl) | 15.79 | 17.31 | 19.76 | 13.36 |
| Heavy Oil ($/bbl) | 12.61 | 13.58 | 13.41 | - |
| Natural Gas ($/mcf) | 1.16 | 2.07 | 1.53 | 1.51 |
| **Argentina** | | | | |
| Average Daily Production | | | | |
| Light and Medium Oil (bbl/d) | 48 | 49 | 49 | 73 |
| Natural Gas (mcf/d) | 528 | 477 | 726 | 1,100 |
| Average Net Prices Received | | | | |
| Light and Medium Oil ($/bbl) | 42.24 | 43.10 | 43.02 | 41.56 |
| Natural Gas ($/mcf) | 0.24 | 0.86 | 0.78 | 0.72 |
| Royalties | | | | |
| Light and Medium Oil ($/bbl) | 4.10 | 10.39 | 3.68 | 5.51 |
| Natural Gas ($/mcf) | 0.02 | 0.11 | 0.15 | 0.08 |
| Production Costs | | | | |
| Light and Medium Oil ($/bbl) | 13.24 | 12.82 | 13.20 | 13.38 |
| Natural Gas ($/mcf) | 0.10 | 0.19 | 0.11 | 0.33 |
| Netback Received | | | | |
| Light and Medium Oil ($/bbl) | 24.90 | 19.89 | 26.14 | 22.67 |
| Natural Gas ($/mcf) | 0.12 | 0.56 | 0.52 | 0.31 |

The following table indicates the Corporation's average daily production for the year ended December 31, 2004 from fields considered to be individually important:

| | Light and Medium Crude Oil (bbls/d) | Gas (mcf/d) | Natural Gas Liquids (bbls/d) |
|---|---|---|---|
| Battrum, Saskatchewan | 499 | - | - |
| Argentina | 55 | 711 | - |

*Competitive Conditions*

The petroleum and natural gas industry is competitive in all aspects. Connacher competes with numerous other companies for access to capital to fund its exploration and development activities. It also competes with other companies in the search for exploration and development prospects and in the marketing of its production.

Connacher attempts to enhance its competitive position by:

- focusing on a limited number of core areas;
- maintaining high working interests;
- wherever possible, operating properties;
- securing control over infrastructure such as pipelines and gas processing facilities;
- employing highly competent professional staff who use leading-edge technology; and
- striving to be a low-cost producer.

## DIRECTORS AND OFFICERS

The name, municipality of residence, positions held with the Corporation and principal occupation during the preceding five years of each of the directors and officers of the Corporation are as follows:

| Name and Municipality of Residence | Positions Held | Principal Occupation During the Preceding Five Years | Director Since |
|---|---|---|---|
| Richard A. Gusella<br>Calgary, Alberta<br>Canada | President, Chief Executive Officer and Director | President and Chief Executive Officer of the Corporation since May 2001. Prior thereto President of Gusella Oil Investments Limited, a private oil and gas corporation, since June 2000. From April 1994 to June 2000 Chairman and Chief Executive Officer of Carmanah Resources Limited, a public oil and gas corporation listed on the TSX. | May 30, 2001 |
| Charles W. Berard [(2)(3)]<br>Calgary, Alberta<br>Canada | Director | Partner, Macleod Dixon LLP, a law firm. | May 30, 2001 |
| Colin M. Evans[(1)(2)(3)]<br>Calgary, Alberta<br>Canada | Director | Vice President Finance, Milestone Exploration Inc., a private company. President of Evans & Co. Inc., a private consulting corporation providing financial and operating advisory services to oil and gas corporations. | April 5, 2004 |
| Gary W. Freeman[(1)(2)]<br>Calgary, Alberta<br>Canada | Director | Co-founder and director of Spirit Energy Inc., a private oil and gas company, since May 2000. From May 1997 to May 2000, co-founder and director of Auburn Energy Ltd., a private oil and gas company acquired by TUSK Energy Inc. | June 12, 2003 |
| Stewart D. McGregor[(1)(3)]<br>Calgary, Alberta<br>Canada | Director | President of Camun Consulting Corporation, a private consulting and investment company, since 1994. | June 12, 2003 |
| Richard R. Kines<br>Calgary, Alberta<br>Canada | Vice President, Finance and Chief Financial Officer | Vice President, Finance and Chief Financial Officer since December 2004 and Chief Financial Officer of the Corporation since June 2003. Prior thereto, financial consultant of the Corporation since April 2002. From May 2001 to January 2002, Chief Financial Officer of Integrated Production Services Ltd., an oil and gas services company that at that time was listed on the TSX. From June 1999 to May 2001, Chief Financial Officer of OTATCO Inc., a company that at that time was listed on the Alberta Stock Exchange. | -- |

| Name and Municipality of Residence | Positions Held | Principal Occupation During the Preceding Five Years | Director Since |
|---|---|---|---|
| Peter D. Sametz<br>Calgary, Alberta<br>Canada | Executive Vice President and Chief Operating Officer | Executive Vice President and Chief Operating Officer since December 2004. From February 2004 Vice President Operations of the Corporation. Prior thereto simultaneously Chief Operating Officer and a director of Surge Petroleum Inc., a public oil company listed on the TSX Venture Exchange since July 2000 and a Principal of Inline Petroleum Management Inc. from 1997 to February 2004. | -- |
| Timothy J. O'Rourke<br>Calgary, Alberta<br>Canada | Vice President, Oil Sands Operations | Vice President, Oil Sands Operations since December 2004. Prior thereto General Manager, Production since August 2001. Prior thereto, consultant to the Corporation. | -- |
| Jennifer K. Kennedy<br>Calgary, Alberta<br>Canada | Secretary | Partner, Macleod Dixon LLP, a law firm since January 2000. | -- |

**Notes:**

(1) Member of the Audit Committee and Reserves Sub-Committee
(2) Member of the Human Resources Committee.
(3) Member of the Governance Committee.
(4) The Corporation does not have an Executive Committee.
(5) Each of the directors holds office until the next annual meeting of shareholders of until their successors are duly elected or appointed.

As at March 24, 2005, the directors and executive officers of Connacher, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,740,653 Common Shares constituting approximately 4% of the issued and outstanding Common Shares.

## AUDIT COMMITTEE

### Composition and Qualifications

The Corporation's Audit Committee consists of three outside and independent directors, Messrs. Evans, Chair, McGregor and Freeman, all of whom are considered to be "financially literate". In considering criteria for the determination of financial literacy, the Board of Directors of the Corporation looks at the ability to read and understand financial statements of a publicly traded corporation. The education and experience of each member of the Corporation's Audit Committee relevant to the performance of his responsibilities are as set forth below:

*Colin Evans, Chair*

Mr. Colin M. Evans holds a Bachelors Degree in Economics from the University of Alberta and has had an extensive business career in most facets of the oil and gas industry since the mid 1960's. He has worked in positions of increasing responsibility with both large and small private and public companies. He has also worked in the Canadian securities industry and more recently has advised a variety of oil companies on both operational and financial matters. Mr. Evans is currently Vice President-Finance of Milestone Exploration Inc. Mr. Evans was appointed Chair effective March 23, 2005.

*Stewart McGregor*

Mr. McGregor is a lawyer by training and has an extensive business background. He held various senior management positions with Numac Oil and Gas Limited, a public oil and gas company listed on the TSX and the American Stock Exchange. Subsequently from 1995 to 1998 he held the position of Chairman and Chief Executive Officer of Numac Energy Inc., a public oil and gas company. He has also served on the Board of Directors of other

private and public companies. Mr. McGregor relinquished the Chair on March 23, 2005 concurrent with his appointment as Lead Director.

*Gary Freeman*

Mr. Freeman is a geologist by training and holds a Masters of Science degree from Acadia University. He has been actively engaged in the western Canadian and International oil industry since the 1970's. He has held executive positions with both large and smaller public and private oil companies. His technical expertise is particularly important in his capacity as Chairman of the Reserve Sub-committee of the Corporation's Audit Committee.

**Responsibilities and Terms of Reference**

The Audit Committee reviews with management and the external auditors, and recommends to the Board of Directors for approval, the annual and interim financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including management's discussion and analysis and earnings press releases. The Audit Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures and meets with the auditors independently of management when considered appropriate. The Audit Committee is responsible for reviewing auditor independence, approving all non-audit services, reviewing and making recommendations to the Board of Directors on internal control procedures and management information systems. In addition, the Committee is responsible for assessing and reporting to the Board on financial risk management positions. Set out as Schedule A is the text of the Audit Committee's charter.

All permissible categories of non-audit services require pre-approval from the Audit Committee.

**External Auditor Service Fees**

The following summarizes the total fees paid to Deloitte & Touche LLP, the external auditor of the Corporation, for the years ended December 31, 2004 and December 31, 2003:

| | **2004** | **2003** |
|---|---|---|
| Audit fees | 67,000 | $43,000 |
| Review engagement fees(1) | 25,000 | 12,600 |
| Tax fees(2) | 5,500 | 1,500 |
| All other fees(3) | 6,800 | 22,325 |
| **TOTAL** | 104,300 | $79,425 |

Notes:
(1) Review of the Corporation's interim financial statements
(2) Tax planning and compliance
(3) Services related to corporate and property acquisitions

## PERSONNEL

As at December 31, 2004, the Corporation had 11 employees at its head office in Calgary. The Corporation has one field office, with one employee and three contract operators.

## DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares (together, "Preferred Shares"), issuable in series, of which as at December 31, 2004, 89,626,743 Common Shares and no Preferred Shares were issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and Preferred Shares of the Corporation.

**Common Shares**

The holders of Common Shares are entitled to: dividends if, as and when declared by the Board of Directors; to one vote per share at meetings of the holders of Common Shares of the Corporation; and upon liquidation, dissolution or winding up of the Corporation to receive pro rata the remaining property and assets of the Corporation, subject to the rights of shares having priority over the Common Shares. All of the Common Shares currently outstanding are fully-paid and non-assessable.

**Preferred Shares**

The Preferred Shares are issuable in series and each class of Preferred Shares will have such rights, restrictions, conditions and limitations as the Board of Directors may from time to time determine. The holders of Preferred Shares are entitled, in priority to holders of Common Shares, to be paid rateably with holders of each other series of Preferred Shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series and upon liquidation, dissolution or winding up of the Corporation, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to holders of such series.

## DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares since incorporation. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the Corporation's earnings, financial requirements and other conditions that the Board of Directors may consider appropriate in the circumstances.

## MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the trading symbol "CLL". The following table sets out the high and low price for, and the volume of trading in, the Common Shares on the TSX, as reported by the TSX, on a monthly basis for the financial year ended December 31, 2004.

| | | Monthly Price Range | |
|---|---|---|---|
| | Volume | High | Low |
| | (000's) | ($) | ($) |
| January | 5,839 | 1.75 | 1.31 |
| February | 4,437 | 1.49 | 1.15 |
| March | 10,430 | 1.34 | 0.73 |
| April | 11,888 | 1.08 | 0.66 |
| May | 13,375 | 0.70 | 0.30 |
| June | 4,845 | 0.50 | 0.34 |
| July | 3,175 | 0.44 | 0.35 |
| August | 2,615 | 0.42 | 0.30 |
| September | 3,090 | 0.34 | 0.28 |
| October | 12,388 | 0.64 | 0.29 |
| November | 9,127 | 0.80 | 0.48 |
| December | 3,741 | 0.73 | 0.51 |

## TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Corporation is Valiant Trust Company, and the Corporation's Common Shares are transferable at the offices of Valiant Trust Company in Calgary and at the offices of Equity Transfer Services Inc. in Toronto.

## RISK FACTORS

### The Corporation

An investment in the Corporation is subject to certain risks related to the nature of the Corporation's business and its present stage of development. There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control including local, national and international economic and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of Petrolifera in Argentina have exposed the Corporation to risks which may not exist for domestic operations such as political and currency risks and the Corporation may be exposed to future risks. The Corporation has a limited history of operations and earnings and there can be no assurance that the Corporation's business will be successful or profitable or that commercial quantities of oil and natural gas will be discovered by the Corporation. The Corporation has not paid any dividends and it is unlikely to pay dividends in the immediate or foreseeable future.

The Corporation's operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, potential environmental damage, blow-outs, cratering and fires, all of which could result in personal injuries, loss of life and damage to property of the Corporation and others. In accordance with customary industry practice the Corporation does maintain insurance coverage, but is not fully insured against all risks, nor are all such risks insurable. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.

### Additional Financing

Depending on future exploration, development, acquisition and divestiture plans, the Corporation will require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may temporarily increase the Corporation's debt levels above industry standards.

### Industry Conditions

The oil and gas industry is intensely competitive and the Corporation competes with other companies which possess greater technical and financial resources. Many of these competitors not only explore for and produce oil and natural gas but, also carry on refining operations and market petroleum and other products on an international basis. Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws.

The oil and natural gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation may operate. Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently with oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible

for abandonment and site restoration costs. The Corporation is of the view that its abandonment and restoration obligations can be satisfied out of general corporate funds as such obligations become due. As of the date hereof, the Corporation has not made any long-term provision for future site restoration costs.

**Risks of Foreign Operations**

Through its interest in Petrolifera, the Corporation is subject to political, economic, and other uncertainties, including, but not limited to, expropriation, changes in energy policies or the personnel administering them, currency fluctuations and devaluations, exchange controls and royalty and tax increases. In the event of a dispute arising in connection with Petrolifera's operations in Argentina or prospectively in Peru, Petrolifera may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgements in such other jurisdictions. Petrolifera may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, Petrolifera's exploration, development and production activities in Argentina and Peru could be substantially affected by factors beyond Petrolifera's control, any of which could have a material adverse effect on the Corporation.

Petrolifera's operations may be adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of Petrolifera including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations and the development and abandonment of fields. In addition, the natural gas produced by Petrolifera in Argentina must be sold locally at rates that may not be comparable to international rates.

Petrolifera holds a 100% working interest in the Puesto Morales Concession which includes producing oil and natural gas wells. During the early months of 2002, business, economic and financial conditions in Argentina deteriorated, although there have been some recent improvements. The deterioration accelerated when Argentina defaulted on certain indebtedness following devaluation of the country's currency, periodic non-convertibility of the Argentinean peso, exchange controls, administered prices for oil and gas at below-market levels, newly-proposed taxes and other developments. Conditions have now improved as evidenced by the exchange rate of the Argentinean peso, which has been reasonably stable since 2003. Petrolifera acquired the Argentinean properties after this time.

Petrolifera has been qualified and has a right of first refusal to negotiate two new licenses in Peru. Negotiations are proceeding with Perupetro, a Peruvian government agency. There can be no assurance the licenses will be issued, although Petrolifera expects this to occur. Recently Peru has improved the fiscal and royalty terms for new licenses among other initiatives designed to improve operating conditions and attract investment. There is no assurance these terms will not change in the future. It cannot be predicted when production, if any, from the Peruvian licences will occur. Petrolifera will be required to expend significant funds to discover reserves and realize cash flow. Connacher has agreed to provide certain guarantees in respect of these required expenditures to facilitate the granting of the licenses to Petrolifera.

**Need to Add Reserves**

The Corporation's oil and natural gas reserves and production, and therefore its cash flows and earnings are highly dependent upon the Corporation developing and increasing its current reserve base and discovering or acquiring additional reserves. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil and natural gas reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

**Oil Sands Development**

The Corporation recently acquired a number of oil sands leases in the Divide area of northeastern Alberta and has commenced an evaluation of certain of these leases for the purposes of preparing a resource study which will form the basis of an application to the Alberta Energy and Utilities Board and Alberta Environment for the necessary approvals required to produce bitumen using a steam assisted gravity drainage ("SAGD") process. There can be no assurance that the evaluation of these leases will support the proposed applications or that such applications will be granted on terms and conditions acceptable to the Corporation, or at all. Further, the recovery of bitumen using the SAGD process is subject to uncertainty. The SAGD process has had limited application in commercial projects and is currently being tested by a number of oil and gas companies in connection with oil sands projects. There can be no assurance that bitumen will be economically recovered using the SAGD process.

**Environmental Regulation and Risks**

Extensive national, state and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of the Corporation. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by the Corporation or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

**Kyoto Accord**

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's *Climate Change and Emissions Management Act,* may require the reduction of emissions and/or emissions intensity from the Corporation's oil and gas exploration and development activities. The direct or indirect costs of such legislation may adversely affect the Corporation's operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact (i) the ability of the Corporation to conduct its operations or (ii) the Corporation's production or (iii) the Corporation's unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, such as the Corporation. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by the Corporation or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by the Corporation.

## Volatility of Oil and Gas Prices and Markets

The Corporation's financial condition, operating results and future growth are dependent on the prevailing prices for its oil and natural gas production. Historically, the markets for oil and natural gas have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes to the demand for oil and natural gas, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation. Any substantial decline in the prices of oil and natural gas could have a material adverse effect on the Corporation and the level of its oil and natural gas reserves. Additionally, the economics of producing from some wells may change as a result of lower prices, which could result in a suspension of production by the Corporation. No assurance can be given that oil and natural gas prices will be sustained at levels which will enable the Corporation to operate profitably. From time to time the Corporation may avail itself of forward sales or other forms of hedging activities with a view to mitigating its exposure to the risk of price volatility.

## Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserve and cash flow information set forth in this Annual Information Form represents estimates only. The reserves and estimated future net cash flow from the Corporation's properties have been independently evaluated by D&M with an effective date of December 31, 2004. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs, abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date of the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated oil and natural gas reserves attributable to the Corporation's properties. The estimated discounted future cash flow from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

## Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation which could result in a reduction of the revenue received by the Corporation.

## Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. Some of the directors and officers are engaged and will continue to be engaged in the search of oil and gas interests on their own behalf and on behalf of other corporations, and situations may arise where the directors and officers will be in direct competition with the Corporation. Additionally, certain officers and directors of the Corporation are also officers and directors of Petrolifera. Conflicts of interest, if any, which arise will be subject to and be governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation, to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the *Business Corporations Act* (Alberta).

**Exchange Rate Risk**

Revenue received from the sale of crude oil is generally referenced to a price denominated in US$. As the Corporation reports its operating results in CDN$, fluctuations in product pricing and fluctuations in the rate of exchange between the US$ and CDN$ would affect reported revenues and reported results. To mitigate these risks, the Corporation has, in the past, fixed the price of a portion of its crude oil sales in CDN$.

## LEGAL PROCEEDINGS

There are no material legal proceedings against the Corporation.

## INTERESTS OF EXPERTS

Each of Seaton-Jordan and D&M have prepared a report or valuation described herein. Neither Seaton-Jordan nor D&M held any interests in securities or other property of Connacher when it prepared its respective report or valuation, has received any such interest since such time or will receive any such interest. No director, officer or employee of Seaton-Jordan or D&M is to be elected, appointed or employed by Connacher.

## ADDITIONAL INFORMATION

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Management Information Circular of the Corporation prepared in connection with the most recent annual meeting of shareholders of the Corporation that involved the election of directors. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the year ended December 31, 2004, which are contained in the Annual Report of the Corporation for the year ended December 31, 2004.

Copies of this Annual Information Form, the Corporation's Annual Report, any interim financial statements of the Corporation subsequent to those statements contained in the Annual Report, the Corporation's Management Information Circular and other additional information relating to the Corporation are available on SEDAR at *www.sedar.com.*

## SCHEDULE A
## AUDIT COMMITTEE CHARTER

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Connacher Oil and Gas Limited (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

### Composition

The Committee will be comprised of three or more directors as determined by the Board. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with the Corporation which could reasonably be expected to materially interfere with the member's independent judgment. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be made by the full Board and shall be reviewed at least annually.

Members of the Committee shall be appointed from time to time by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation. If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, the member shall immediately notify the Chair of the Board as to this fact and shall resign his or her position as a member of the Committee on the earliest of (i) the appointment of his or her successor; (ii) the next annual meeting of shareholders of the Corporation; and (iii) the date that is six months from the occurrence of the event which caused the member to not be independent. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

### Operation

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's independent external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities. The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such counsel and advisors, such engagement to be for the Corporation's sole account and expense.

Meetings of the Committee shall be conducted as follows:

1. The Committee shall meet at least four times annually at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the quarterly and annual financial statements and reports. The independent auditors or any one member of the Committee may also request a meeting of the Committee.

2. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

3. The Chair shall, in consultation with management and the external auditors, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting.

4. Every question at a Committee meeting shall be decided by a majority of the votes cast.

5. The Chief Executive Officer shall be available to advise the Committee, and may attend meetings at the invitation of the Chair of the Committee. Other management representatives may be invited to attend. The independent external auditors shall be given notice of, and shall be entitled to attend, each meeting of the

Committee at the expense of the Corporation. The Chair of the Committee shall hold in camera meetings of the Committee, without management present, at every Committee meeting.

6. A Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

7. The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

The Committee provides an avenue for communication, particularly for outside directors, with the independent external auditors and financial and senior management and the Board. The independent external auditors shall have a direct line of communication to the Committee through its Chair. The Committee, through its Chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee on a confidential basis any matter involving financial practices or transactions.

**Responsibilities**

The Committee is part of the Board. Its primary function is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the preparation and disclosure of the financial statements, and accompanying reports, to be provided to shareholders and regulatory bodies; (ii) the system of internal control and management information systems of the Corporation that management has established; and (iii) the external audit process. In addition, the Committee shall assist the Board as requested in fulfilling its oversight responsibilities with respect to (i) financial policies and strategies; (ii) financial risk management practices; and (iii) transactions or circumstances which could materially affect the financial position or results of operations of the Corporation.

The role of the Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information and risk management systems and procedures. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

The Committee should have a clear understanding with the external auditors that the independent auditors must maintain an open and transparent relationship with the Committee and the Board, and that the ultimate accountability of the external auditors is to the shareholders of the Corporation.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.

**Specific Duties**

1. Financial Statements and Financial Reporting.

The Committee shall:

(a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis and financial press releases;

(b) review with management and the external auditors, and recommend to the Board for approval, the interim financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and financial press releases;

(c) review with management and recommend to the Board for approval, the Corporation's Annual Information Form;

(d) review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation;

(e) consider and be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

(f) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(g) review the appropriateness of the accounting practices and policies of the Corporation, the use and effect of judgment on accounting measurements, the adequacy of accruals and estimates used by management in preparing financial statements and review any proposed changes in accounting policies and procedures; and

(h) review accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

2. Relationship with External Auditors.

The Committee shall:

(a) consider and make a recommendation to the Board as to the appointment or re appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

(b) consider and make a recommendation to the Board as to the compensation of the external auditors;

(c) review and approve the annual audit plan of the external auditors;

(d) oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

(e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(f) pre approve all non audit services (where such non audit services are considered to be above the *de minimus* level referred to in applicable law) to be provided to the Corporation (and any subsidiaries thereof) by the external auditors and review fee arrangements for such services (the Committee may delegate to one or more of its members the authority to pre approve non audit services so long as such pre approval is presented to the full Committee at its first scheduled meeting following such pre approval); and

(g) review and approve the hiring policies of the Corporation regarding employees and former employees of the present and former external auditors of the Corporation.

3. Internal Controls.

The Committee shall:

(a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters) and determine whether the Corporation are in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

(b) review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

(c) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal controls or auditing matters on an anonymous and confidential basis; and

(d) review with external auditors any corporate transactions in which Directors or officers of the Corporation have a personal interest.

4. Financial Risk Management.

The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks;

(c) review annually the insurable risks and insurance coverages of the Corporation; and

(d) report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the businesses of the Corporation.

**SCHEDULE B**
**REPORT ON RESERVES DATA BY**
**INDEPENDENT QUALIFIED RESERVES EVALUATOR**

To the Board of Directors of Connacher Oil and Gas Limited (the "Corporation"):

1. We have evaluated the Corporation's reserves data as at December 31, 2004. The reserves data consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's Board of Directors:

| Description and Preparation Date of Evaluation Report | Location of Reserves (Country or Foreign Geographic Area) | Net Present Value of Future Net Revenue Using Forecast Pricing for total Proved and Probable (before income taxes, 10% discount rate) | | | |
|---|---|---|---|---|---|
| | | Audited (M$) | Evaluated (M$) | Reviewed (M$) | Total (M$) |
| Appraisal Report as of December 31, 2004 on Certain Properties owned by Connacher Oil and Gas Limited in Canada and Argentina dated March 2, 2005 | Canada | - | $22,387 | - | $22,387 |
| | Argentina | - | $10,853 | - | $10,853 |
| | | | 33,240 | | 33,240 |

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta dated March 2, 2005

DEGOLYER AND MACNAUGHTON CANADA LIMITED

(signed) *Colin P. Outtrim*

Colin P. Outtrim, P.Eng.

## SCHEDULE C
## REPORT OF MANAGEMENT AND THE DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Connacher Oil and Gas Limited (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented above in Appendix 1 and will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) *Richard A. Gusella*
Richard A. Gusella
President and Chief Executive Officer

(signed) *G.W. Freeman*
Chairman, Reserves
Subcommittee of the Audit Committee and a Director

(signed) *Richard R. Kines*
Richard R. Kines
Vice President Finance and Chief Financial Officer

(signed) *C.W. Berard*
Director

March 24, 2005

annual report

# 2004

CONNACHER OIL AND GAS LIMITED

strong finish
strong projects
strong future

# 2004 Highlights

- Debt free at year-end
- Company-maker project acquired at Great Divide
- International holdings reorganized into Petrolifera Petroleum Limited
- Significant Peruvian licenses negotiated by Petrolifera in early 2005

# Corporate Profile

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration and production company. Its principal asset is a 100 percent interest in 101 sections (64,640 acres) of oil sands leases at its Great Divide oil sands project near Fort McMurray, Alberta. It also holds conventional assets at Battrum, Tompkins and Steelman, Saskatchewan.

Additionally, at year end, Connacher owned 61 percent of Petrolifera Petroleum Limited, which owns 100 percent of the productive Puesto Morales/Rinconada concession in the Neuqen Basin, Argentina. Petrolifera is also finalizing two licenses covering over five million acres onshore Peru.

In pursuing its objective of maximizing shareholder value, where possible Connacher secures large, operated interests. Over time, a balanced portfolio of oil and natural gas interests is being pursued. An opportunistic approach, supported by timely decisions, reflects management's experience and aggressive strategy towards realizing growth objectives.

# Table of Contents



Annual and Special Meeting :
3:00 p.m. (MDT) Tuesday, May 10, 2005 Third Floor, Watermark Tower
530 - 8th Avenue SW Calgary, Alberta Canada T2P 3S8

# Operating & Financial Highlights

| | Years ended December 31 | | |
|---|---|---|---|
| | **2004** | 2003 | % Change |
| Financial ($) | | (restated) | |
| Total revenue | **11,215,888** | 9,982,291 | 12 |
| Cash flow from operations [1] | **2,409,365** | 3,352,778 | (28) |
| Per share, basic [1] | **0.05** | 0.10 | (50) |
| Per share, diluted [1] | **0.05** | 0.10 | (50) |
| Net earnings (loss) | **(2,976,411)** | 4,054,778 | - |
| Per share, basic | **(0.06)** | 0.13 | - |
| Per share, diluted | **(0.06)** | 0.12 | - |
| Capital expenditures | **17,628,534** | 35,789,621 | (51) |
| Dispositions | **17,604,310** | - | - |
| Shareholders' equity | **40,501,988** | 24,182,085 | 67 |
| Total assets | **46,217,113** | 53,776,977 | (14) |
| Operations | | | |
| Daily Production | | | |
| Oil and liquids (bbl/d) | **785** | 789 | (1) |
| Natural gas (mcf/d) | **1,620** | 1,190 | 36 |
| Equivalent (boe/d) [2] | **1,055** | 987 | 7 |
| Proven, Probable and Possible Reserves [3] | | | |
| Oil and liquids (mbbls) | **56,210** | 5,465 | 929 |
| Natural gas (mmcf) | **4,212** | 9,557 | (56) |
| Combined (mboe) [2] | **56,912** | 7,058 | 706 |
| Selling price ($/boe) | **28.95** | 27.56 | 5 |
| Operating cost ($/boe) | **9.38** | 8.15 | 15 |
| Shares Outstanding (000) | | | |
| Weighted average | | | |
| basic | **50,907,942** | 32,362,110 | 57 |
| diluted | **53,328,551** | 35,333,124 | 51 |
| End of period | | | |
| issued | **89,626,743** | 45,902,925 | 95 |
| fully diluted | **98,915,868** | 53,717,070 | 84 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by others.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) 2004 and 2003 reserves compiled based on National Instrument 51-101 (NI 51-101).



## R.A.Gusella
President & Chief Executive Officer

# Letter to Shareholders

### 2004: A CHALLENGING AND REWARDING YEAR

Connacher experienced mixed results during 2004. The year started with great promise – new natural gas production coming onstream; the low-cost purchase of 83 sections (53,120 acres) of oil sands leases at our Great Divide project near Fort McMurray, Alberta and a new high for the share price. The company appeared to have momentum and to have successfully applied its strategy to enhance shareholder value.

Unfortunately this promise was short-lived, as by March 2004 we had experienced disappointing production results at Cabri, Saskatchewan. This translated into weaker than expected cash flow and rising levels of net debt. As would be expected, this also triggered a steep deterioration of our share price.

In the face of these unfortunate events, we did not capitulate. Instead, we adopted a plan to transform, redirect and strengthen your company. The plan incorporated asset sales, raising new equity and reorganizing our Argentinean holdings. I am pleased to report all of these elements were successfully completed by year end. As a result, Connacher had a strong finish to 2004. Now, with a company-maker project at Great Divide, a strengthened debt-free balance sheet, a self-financed international subsidiary in Petrolifera Petroleum Limited, a strengthened management team and a positive long-term outlook for the oil and gas industry, our future is again positive and strong.

## GREAT DIVIDE

The biggest achievement of 2004 was the purchase of 101 sections (64,640 acres) of oil sands leases at our Great Divide project in Alberta's oil sands southwest of Fort McMurray.

We acquired most of these lands at a Crown sale in early 2004, having posted the acreage for sale in the latter part of 2003. Our management group had identified this opportunity based on their extensive career involvement in exploitation of heavy oil and oil sands. These rights were purchased at low cost because at the time the area was "off the radar screen." The lands acquired had some well control and indicators of McMurray channels. We were fortunate in being able to drill 11 new core holes on one of these channels (Pod One) before 2004 spring breakup, which confirmed the presence of a significant oil accumulation. Independent reserve evaluations confirmed our initial assessment.

During the balance of 2004, we did not have the financial wherewithal to acquire more lands. However, with the dramatic increase in oil prices during the year to more than US$50 per barrel for WTI, industry attention and investor interest in the oil sands accelerated. In mid-October 2004, lands adjacent to our Great Divide holdings sold for more than $1,200 per acre. By the December sale, the top price had surpassed $2,300 per acre. Clearly our quiet and early initiative paid off as our acquisition price was approximately $20 per acre.

Based on the information we now have about Pod One and the other leads or prospects already identified on our acreage, Great Divide is expected to be a company-maker project. As we complete our first quarter 2005 corehole program, plans are advancing to apply to the appropriate Alberta authorities to develop and commence a 10,000 barrel per day steam assisted gravity drainage ("SAGD") production project.

We are continuously evaluating alternative approaches to financing this and subsequent development projects at Great Divide. Our preference is to proceed with the project on a stand alone basis, if capital markets recognize the underlying value of the assets and thereby facilitate raising the required equity capital at reasonable levels with minimum dilution. Alternatively, we may seek an industry or financial partner, which would dilute our interest in the project, but substantially mitigate financial market risk. Your board is mindful of the importance of this decision and will undoubtedly focus much of its 2005 deliberations on this challenge.

## OTHER ACTIVITIES

As a result of first quarter 2004 disappointments at Cabri and their compounding effects, Connacher curtailed its capital spending program after spring breakup. Our focus was on debt reduction and balance sheet restoration. We were able to sell our heavy oil properties at Lloydminster and Islay, Alberta for attractive prices before price differentials widened to the historically high levels reached in early 2005. Cabri natural gas reserves, wells, facilities and shallow rights were also sold for an attractive consideration. Connacher retained the deep rights for future exploration potential. While these sales reduced conventional activities in western Canada, they were necessary at the time and played a big role in our balance sheet reconstruction. Later in the year we raised over $21 million of new equity at reasonable prices, having recovered from the low levels of the third quarter, thanks to market recognition of the value of our oil sands holdings. This resurgence and recognition led to a successful share issue and proceeds received enabled Connacher to eliminate net debt by December 2004. While some of our trades and suppliers experienced payment delays during the year, they were all paid in full by year end. We appreciate the patience and cooperation shown by most service companies in 2004. Our relationships have been restored to normal conditions.

In addition to eliminating our bank debt in 2004, we now have cash in the bank, an unused credit facility of $8.6 million and the continued support and cooperation of our principal lender.

Finally, in late 2004 we successfully reorganized our international assets into a separately financed company, Petrolifera Petroleum Limited. This was accomplished by first buying the 50 percent interest in our Argentinean concession that Connacher did not already own, and then selling the entire interest to Petrolifera for shares and a promissory note. At December 31, 2004 Connacher retained a 61 percent equity stake as Petrolifera had concurrently raised funds from a private placement of treasury common shares. Subsequent to year end, Petrolifera negotiated two significant licences covering over five million acres onshore Peru. Petrolifera also raised $7 million of new equity in March 2005. Proceeds were used to repay $2 million of debt owed to Connacher. The balance, with cash flow from Argentinean production, will be used to finance an expected $6.2 million 2005 capital budget, which includes a 3D seismic program and a five-well drilling program on the Argentinean acreage. Work is also expected to commence on the Peruvian licenses in the Maranon and Ucayali Basins in Peru. If market conditions are accommodating, Petrolifera plans to go public later in 2005. Connacher will retain a significant equity stake in Petrolifera and continues to provide management services pursuant to a contractual relationship. Petrolifera has a strong debt-free balance sheet and an exciting balanced portfolio of opportunities.

## OUTLOOK

Connacher has overcome several short-term challenges and has restored a strong outlook. World events, including rising demand for oil in China, India and other developing nations have led to a stronger price outlook for oil. Meanwhile, a strong future for other energy inputs, including natural gas, is also to be expected throughout the world. Strong industry fundamentals have facilitated competition for new world class opportunities such as the oil sands in Canada and new high-potential exploration blocks such as those secured by Petrolifera in Peru.

We are well situated to benefit from these circumstances. As the world consumes about 30 billion barrels of oil each year and with demand growing at unforeseen rates, our assets will appreciate in value, providing our shareholders with leveraged participation in Alberta's oil sands. Strong industry fundamentals along with our exposure to our Great Divide oil sands project should also attract expanded investor interest and support, which will assist in financing our project. The stable political situation in Canada, combined with proximity to the largest energy-consuming market in the world, should bring Connacher's growth potential into sharp focus in 2005 and beyond.

Petrolifera's initial success in gaining control of over five million acres of well-situated and highly prospective license rights in Peru, proximate to or on trend with known large oil and natural gas fields, bodes well for that company's future. South America may become of greater interest to the energy industry and capital markets in upcoming years due to the geopolitical and economic conditions faced by North American interests elsewhere in the world.

In closing, we regret the difficult periods experienced in 2004. We believed our shallow gas initiative at Cabri was going to provide solid operating and financial results for many years. This did not prove to be the case. Nevertheless, despite suffering share dilution, we weathered the storm, sorted out our problems and repositioned Connacher with a strong project at Great Divide and a strong outlook for 2005. This is reinforced by a strong balance sheet, strengthened management group and focused new opportunities. Our current market capitalization exceeds $100 million, more than 50 percent above its peak in early 2004. The best is yet to come!

During 2004, we promoted Mr. Peter Sametz to the position of Executive Vice President and Chief Operating Officer. Mr. Tim O'Rourke was appointed to Vice President, Oil Sands Operations and Mr. Richard Kines was appointed Vice President, Finance in addition to his role as Chief Financial Officer. We thank these experienced and well-qualified individuals and all of our staff for their diligence, loyalty and hard work during a challenging year. We look forward to their contribution to Connacher's future success. In March 2005 Mr. Gary D. Wine was appointed to the position of President of Petrolifera. Mr. Wine is a seasoned explorationist and is a recognized expert in Peruvian geology. He played a significant and instrumental role in Petrolifera's success in negotiating the two new licenses in Peru and also has considerable experience in Argentina.

We thank Mr. Colin Evans, who joined the board at a difficult time in the company's development in 2004 and who, along with our other board members, contributed long hours and sound advice as Connacher repositioned itself for success. We are also pleased to advise that Mr. Stewart McGregor has been selected our Lead Director and Mr. Evans has become



We thank our shareholders for their enduring support, especially during a challenging year. It is our hope 2005 will yield robust results that flow from Connacher's strong finish to 2004.

Respectfully submitted on behalf
of the Board of Directors

Signed,
"R.A Gusella"
**Richard A. Gusella**
President and Chief Executive Officer

March 23, 2005


AB
SK
Great Divide
Edmonton
Calgary
Tompkins
Steelman

# Review of Operations

## OVERVIEW



Peter D. Sametz
*Executive Vice President and Chief Operating Officer*

Connacher transformed itself and its operating strategy in 2004. In part, this was motivated by the disappointing results of an uncoventional gas play at Cabri, Saskatchewan. Connacher needed to respond, and Connacher met the challenge. Our strong finish established a sound basis for sustainable growth.

On a more positive note, there was the acquisition of a significant asset base at Great Divide, Alberta, where an initial 83 sections (53,120 acres) and eventually 101 sections (64,640 acres) of 100 percent-owned oil sands leases were acquired during the year. The prospective value of Great Divide could be considerable.

During the year the company crystallized its focus, streamlined its operations, was able to raise new capital and sold less desirable properties to eliminate net debt and can now concentrate more effectively on its major asset. Connacher's remaining conventional Canadian assets at Battrum, Tompkins and Steelman, all in Saskatchewan, will continue to provide a solid revenue and cash flow base, with attendant credit capacity for financial flexibility. These properties will be subjected to continuous infill and follow-up drilling and engineering initiatives to maintain and grow productivity. However, when compared to the Great Divide oil sands project, they are minor in their relative importance to Connacher's future.

Consistent with its emphasis on focus and to streamline its affairs, Connacher also successfully enhanced the value of its Argentinean assets by first acquiring its joint venturer's 50 percent interest in the prospective and productive Puesto Morales/Rinconada concession in the Neuquen Basin, and then securitizing this interest. This was done by selling the combined 100 percent interest to a subsidiary, Petrolifera Petroleum Limited, for eight million Petrolifera common shares and a $4 million note. Concurrently, Petrolifera raised new equity funds from various private investors and repaid $1.25 million to Connacher, reducing the note to $2.75 million. Accordingly, at year end Connacher retained 61 percent of Petrolifera, had recovered as much cash as probably could have been secured from a direct sale of its 50 percent non-operated interest and was in line to receive more cash, having positioned itself to participate in Petrolifera's growth through its equity stake. Petrolifera's accounts were consolidated with Connacher's at year-end.

In early 2005, Connacher supported Petrolifera in its quest for two significant licenses onshore the Maranon and Ucayali Basins, Peru. The related Blocks 106 and 107, respectively, comprise two million and three million acres. The Maranon Block 106 is offset by numerous oil fields, surrounds the largest oil field in the basin and is bisected by an underutilized crude oil pipeline. Work commitments are reasonable and license terms are considered most favorable by international standards.

The Ucayali Block 107 is more exploratory in nature but importantly is on trend with and exhibits geological characteristics similar to the giant Camisea Complex to the southwest, where reserves are reported by Perupetro, the Peruvian government agency, at 16.4 Tcf and 850 million barrels of condensate and natural gas liquids. Other smaller fields offset this massive block.

In exchange for its assistance to Petrolifera, Connacher received a minor share option and a 10 percent carried working interest in each license through the drilling and completion or abandonment of the first well on each block. The carried interest is convertible, at Connacher's election, into a gross overriding interest of two percent.

Petrolifera completed a $7 million equity financing at $1.00 per unit (comprised of one share, one half share purchase warrant and a right) in March 2005, repaying a further $2 million to Connacher from part of the proceeds. This has reduced Connacher's stake in the company to 40 percent. Petrolifera is now self-sufficient and if market conditions are accomodating the company intends to raise more capital and go public in 2005. Connacher's stake has already seen a considerable value enhancement.

## SUMMARY 2004 REVIEW

Production during 2004 averaged 1,055 boe/d comprised of 785 bbl/d of crude oil and 1,620 mcf/d of natural gas. Canadian production accounted for 93 percent of crude oil volumes and 55 percent of natural gas sales. Production levels were affected by the mid-year disposition of approximately 500 to 550 boe/d of production from Lloydminster/Islay, Alberta and Cabri, Saskatchewan.

Peak production occurred in June 2004 at 1,434 boe/d with peak crude oil sales at 1,112 bbl/d during the second quarter. Volumes had risen 58 percent and 42 percent, respectively, during the first and second quarters before the decision to sell certain underperforming or high-cost properties to reduce net debt. Despite these sales, overall volumes still rose seven percent during 2004.

Capital expenditures during the year totaled $17.6 million before proceeds from dispositions, which were also $17.6 million. Outlays largely occurred during the first quarter of 2004, followed by a quieter period as attention was focused on sales and debt reduction. Major expenditures during 2004 were made at Great Divide, Alberta for land and 11 core holes; at Cabri, Saskatchewan for drilling, facilities and workovers prior to selling the property; at Tompkins, Saskatchewan for drilling and at Battrum, Saskatchewan where production increased during 2004. A total of 14 conventional wells and 11 Great Divide core holes were drilled during the year. All conventional wells were cased and all activity was at 100 percent working interest.

At December 31, 2004, Connacher's proved, probable and possible reserves as estimated by DeGolyer and MacNaughton Canada Limited ("D&M") were 56.9 million boe. Using forecast prices, the estimated 10 percent present worth of pre-tax future net revenue was $33.2 million for proved and probable reserves and $175 million for proved, probable and possible reserves. These volume estimates and the forecast present worth of future net revenue were calculated net of 2004 dispositions and in compliance with NI 51-101 parameters. Possible reserves are largely associated with Great Divide. Volume estimates have not been updated to reflect drilling of new core holes in early 2005 as this is not permitted under NI 51-101. Connacher expects

both values and volumes will increase once new data is incorporated and price decks stabilize.

Conventional operating and transportation costs rose by $1.28 per boe during 2004 to $9.75 per boe, reflecting the maturity of certain fields and startup issues at Cabri, Saskatchewan (since sold). These costs declined sharply since the mid-year sale of production and reserves and averaged $8.34 per boe during this later period, declining to $5.64 per boe in December 2004. This augers well for increased efficiency in 2005. While selling prices were modestly higher in 2004 at $28.95 per boe compared to $27.56 in 2003, 11 percent higher royalties and the higher operating costs resulted in netbacks declining by a modest four percent to $13.75 per boe. A higher Canadian dollar and expanding differentials with resultant hedging losses affected average prices adversely during a year when WTI rose 33 percent to average US $41.44 during the year.

Connacher's inventory of undeveloped Canadian acreage more than doubled during 2004 to 54,380 net hectares (135,950 net acres). The company's working interest averages 92 percent and all properties are operated. Major acreage increases occurred at Great Divide, Alberta and at Tompkins, Saskatchewan. An independent evaluator assessed Connacher's domestic acreage pursuant to NI 51-101 parameters at $6.8 million.

The company's year-end acreage inventory also increased in Argentina through the purchase of a joint venturer's 50 percent interest in the 95,000-acre Puesto Morales/Rinconada Concession. Undeveloped foreign properties were not evaluated for year-end reporting purposes.

## GREAT DIVIDE, ALBERTA

### General



Timothy J. O'Rourke
*Vice President, Oil Sands Operations*

In late 2003, Connacher took a bold initiative by posting and then subsequently acquiring 83 sections (53,120 acres) of oil sands leases at the January 7, 2004 Alberta Crown Sale. Additionally in December 2004 a further 18 sections (11,520 acres) were acquired, bringing the company's total land position to 101 sections (64,640 acres) in the Divide region of northeast Alberta. These lands and related reserves ("Great Divide") have become Connacher's single most important asset. They have **company-maker** potential. This initiative was consistent with Connacher's overall goal of maximizing shareholder value and its underlying strategy of being opportunistic, capitalizing on in-house expertise and securing exposure to company-maker opportunities. Great Divide is a strong project which, when onstream, will contribute to a quantum leap in production, cash flow and the value of the company.

### Why Connacher is in the Oil Sands

Prior to acquiring its Great Divide acreage, Connacher's management and technical experts had evaluated the available lands and wells in the region. This study and analysis concluded that there was a strong potential for the existence of several McMurray channels ("Pods") which, while not overly large in areal extent, could contain significant and sufficient in-place oil reserves to support steam assisted gravity drainage ("SAGD") production projects in the 10,000 bbl/d range. These Pods were expected to be two to four sections (1,280-2,560 acres) in size. With sufficiently thick net SAGD pay in the McMurray channels and given the expected quality and richness of the reservoir, with oil-in-place expected to exceed 2,000 barrels per acre-foot of reservoir, a Pod this size with 50 feet or more of net SAGD pay could contain 100 to 300 million barrels of bitumen. With SAGD recovery factors estimated at up to 60 percent, it

Regional Map - SAGD Projects


Deer Creek
Joslyn
Suncor
Firebag
PetroCan
Dover
PetroCan
MacKay River
Fort McMurray
After Wightman and Pemberton 1997
Nexen-OPTI
Long Lake
JACOS
Hangingstone
Conoco/Phillips
Surmont
CONNACHER
Great Divide
MEG
Christina Lake
EnCana
Christina Lake
Devon
Jackfish
EnCana
Foster Lake
30-60m McMurray Formation
>60m McMurray Formation
6 miles

was apparent a lot of oil could be recovered over time if prices were reasonable, capital and operating costs were controllable, price differentials for lower quality bitumen were normal and first phase financing could be secured. Connacher expects over 80 percent of the oil which will ultimately be produced from the region will be recovered using SAGD technology.

Once Connacher's management identified the Great Divide oil sands opportunity, decisions were made in late 2003 to post and then to acquire acreage to cover a number of McMurray Channel leads which had been identified during the technical review of the area. These lands were located in a region affected by the "gas over bitumen" controversy and thus were somewhat "off the radar screen." Lands were also posted for an early-year 2004 sale to capitalize on possible industry inattention.

Connacher's move into the oil sands was recognition of the solid long-term company-maker potential of the region and play. It was one area where a smaller, opportunistic company like Connacher could participate in 'big oil' in a mature basin such as Western Canada. Also, since the late 1980's, the company's management possessed extensive experience and expertise in the oil sands, heavy oil and horizontal technology (including SAGD). Therefore, management felt confident in the initiative. There was also considerable appeal to the possibility of identifying and owning long-life reserves exceeding 25 years, as well as the prospect of several channels being identified on Connacher's lands. This would allow for **repeatability** and **sustainability** of growth profiles. With other larger operators already successfully applying SAGD technology in the region, Connacher's enthusiasm for Great Divide escalated throughout the year, buoyed by strong and rising worldwide demand for energy, resulting in higher oil prices.

## The Great Divide Neighbourhood
*( Location, Location, Location )*

Connacher's Great Divide project is primarily located in Townships 81 and 82, Ranges 11 to 13, W4M in northeastern Alberta. The company's lands are about 80 kilometres southwest of Fort McMurray, Alberta and in the same region as the Nexen-OPTI and Conoco/Phillips SAGD projects and south of the JACOS Hangingstone SAGD project, which is Connacher's closest analogue. Current production at Hangingstone is reported at approximately 9,000 bbl/d of bitumen with per well rates exceeding 1,000 bbl/d and some having reached as high as 1,500 bbl/d, based on publicly-available data.

Detailed well map with other projects


R13
R11
R9
R7
R5W4
T85
T83
T81
Nexen-OPTI
Long Lake
JACOS
Hangingstone
PetroCan
Meadow Creek
Conoco/Phillips
Surmont
6 miles
Connacher land

Connacher's acreage contains several identified channels or leads. The lands are bisected by Highway 63, the main highway running from Edmonton, Alberta to Fort McMurray. This is important for access and cost control as road construction in the region is expensive. Proximity to this highway already allowed Connacher to accelerate its evaluation program by accessing rigs returning south at the end of the drilling season in March 2004. This allowed the company to drill 11 core holes on its Pod One accumulation, confirming the presence of a significant and apparently exploitable accumulation and thus likely compressing the timeframe to first production by at least one year. Other infrastructure bisecting the Great Divide acreage block includes major oil and natural gas pipelines and power transmission lines. Their presence is expected to assist in accessing needed services and supplies.

Connacher's Great Divide project is in the Divide region of Alberta, so called because it is on relatively high ground in the area, which is also the reason the main highway was situated where it is. The region was subject to a major forest fire and burn several years ago, thereby making it less prone to environmental sensitivity than would otherwise be the case. There is no human habitation in the vicinity. Despite this, Connacher has already initiated important and required baseline environmental studies to support its planned application to regulatory authorities in the third quarter of 2005.

Subsurface, Connacher's acreage also appears to be well-situated. While indicated gross and net Middle McMurray pay is not necessarily as thick as some other projects of which the company is aware, Connacher's net SAGD pay is high quality. The associated in-place and recoverable reserves are expected to be more than adequate to support a commercially-attractive 10,000 bbl/d project for 25 years. As evidenced by the enclosed diagram of the facies at Great Divide, the company's project appears geologically well-situated with no bottom water and a benign and relatively flat Devonian surface on which oil-bearing McMurray is deposited. This has resulted in a high ratio of net SAGD pay to

gross pay. Furthermore, Connacher's bitumen content by weight appears to be relatively high, exceeding 12 percent and reaching up to 16 percent, which is 50 to 100 percent above normal cutoffs for this parameter in many mining ventures in the oil sands.

During 2004, industry interest in Connacher's area of operation accelerated. Over $50 million was spent on land

Great Divide Facies



Great Divide
W
E
UPPER McMURRAY
MIDDLE-LOWER McMURRAY


in the region. Bonuses reached as high as $2,360 per acre, over one hundred times Connacher's cost. These high prices were a reflection of the opportunity, the economics afforded by high oil prices, the proven available technology and recognition of the prospective profitability of smaller modular projects with "efficiencies of scale" as opposed to the general diseconomies which have come to characterize many large-scale oil sands projects. Connacher believes modular, smaller scale SAGD projects will become the order of the day, and that Connacher is as well-positioned as any other company at this juncture to develop its project. Furthermore, there is virtually no remaining geologically-attractive acreage available in the area.

Great Divide Land Holdings



R14
R13
R12
R11
R10
R9W4
JACOS HANGINGSTONE PROJECT
T84
T83
T82
T81
T80
T79
POD 1
POD 2
POD 3
POD 4
63
6 miles
Connacher land acquired in 2004
Sold at Oct.13, 2004 Crown Sale
Sold at Dec.15, 2004 Crown Sale
Sold pre-2004 at Crown Sale


## The Great Divide Concept

Connacher's approach was to consider developing a number of smaller scale, efficient SAGD projects to exploit these sweet spots or Pods. This approach allows for lower capital investment up to first production. Initial expectations are capital expenditures of about $18,000 per barrel-day of production, an acceptable level by industry standards, even for conventional oil. As a smaller company, Connacher's focus was and is always on compressing the timeframe to first cash flow, which is the company's engine for growth. As a smaller scale project with a smaller footprint, there should be a less time-consuming regulatory review process, which also serves the company's cash flow objective. Finally, Connacher's anticipated modular approach at 'oil field' standards as opposed to 'refinery' standards should help control costs, reduce delays and facilitate the company's 'efficiencies of scale' objective.

Over time, Connacher is also interested in **repeatability** and **sustainability** while capitalizing on and incorporating technological change and progress for these types of projects, which is accelerating. Fortunately, it appears the company's lands could contain up to four or more exploitable leads, channels or Pods, each of which could prove to be of sufficient size and quality to support the sequential development of additional 10,000 bbl/d projects over the next three to five years. Of consequence is that when and if the first channel or Pod One is financed and developed, with high oil prices and stable production at minimal decline over a long-life, these projects generate substantial cash flow and possess considerable debt capacity. This minimizes the prospect of continuing equity dilution to finance future growth. As time passes, knowledge from the first Pod can hopefully be used to advantage in developing future Pods, thereby enhancing project economics. This could include progress in such areas as water handling, steam/oil ratios, pumping equipment and technology, alternative fuel sources and product upgrading.

Accessing infrastructure at low cost is also a big component of the economic equation for a successful exploitation project in the oil sands. For Connacher, the service sector and qualified people are nearby and accessible, saving time and money.

The project is being designed to capitalize on the company's upstream expertise. Initial production of 8° API bitumen could be subject to short-term price fluctuations due to quality differentials for heavier crudes which prevail in the marketplace from time to time. On occasion, Connacher may also have exposure to natural gas price volatility as natural gas will be

used for fuel to create the steam for SAGD. However, the indicated quality of reservoir at Great Divide could mitigate projected steam/oil ratios (forecast 2.5 to 3.0 times) and keep Connacher's costs at very acceptable levels until a decision is made about switching to direct burning of bitumen as a fuel source. Connacher is also fortunate in that it appears to have a substantial water source in an uphole formation, which will enable steam to be generated without use of surface water, which is a contentious modern issue.

Over time, Connacher expects some form of alignment with a downstream partner to hedge its exposure to volatile price differentials. Such a party could also potentially participate in the upstream project and be a significant source of development capital to minimize financial market risk and equity dilution to finance the project's first phase. This alternative or other joint venture arrangements will be evaluated by management and the board of directors during 2005 with a view to optimizing shareholder returns.

### How the Project Will Work
*{ Preliminary Appraisal }*

Pod One and the other leads on Connacher's acreage were originally encountered by conventional wells which were previously drilled for natural gas. They were drilled to depths below the natural-gas-bearing zones or to basement, penetrating the oil-bearing McMurray in the process. This provided the initial indication of a valuable resource.

In early 2004, Connacher drilled 11 core holes on and around what the company calls Pod One to more clearly define the oil-bearing channel or Pod. The 11 core holes provided us with valuable reservoir information and a sense of the channel's geometry. Based on this early data, independent consultants D&M estimated Pod One possible recoverable reserves, determined in accordance with NI 51-101, of 52.3 million barrels. At year-end the D & M estimate of the 10 percent pre-tax present worth of Pod One reserves, using constant prices, was estimated to be $211 million, after appropriate deductions for capital, royalties and operating costs. It is apparent Connacher's Great Divide project has considerable value to the company and its shareholders.

Additional drilling during the first quarter of 2005 has reaffirmed enthusiasm for the project. Updated resource studies will incorporate new data beyond that which could be recognized at year end 2004.

### SAGD Technology

SAGD essentially consists of a series of horizontal well pairs, one drilled approximately five metres above the other. Generally, wells are drilled in clusters from a single pad and are spaced 100 metres apart to optimize recovery.

In SAGD, the upper well of the pair is used for the injection of steam into the reservoir, while the lower well bore is used for the collection and production of hot bitumen and hot water or condensed steam. With a relatively uncomplicated reservoir and basement, no bottom water and with the reservoir depth between 450 and 475 metres subsurface, Connacher should not require specially-built rigs, but can use conventional horizontal drilling technology to drill its wells.

The steam will be made by producing uphole formation water and heating it in boilers on the surface, initially with natural gas. The boilers and other surface facilities are expected to require over two thirds of the capital costs to be incurred prior to production. The balance will be for the subsurface, including drilling wells.


STEAM ASSISTED GRAVITY DRAINAGE (SAGD)
Producing Well
Steam Injection Well
Hot bitumen produced from lower well

The concept of SAGD with horizontal well pairs is better overall distribution of the steam, higher eventual well productivity and eventually improved recovery factors. As the steam is injected into the upper wellbore, located about five metres above the producer, it rises and gives up its heat to the colder bitumen. This mobilizes the molasses-like oil such that it will flow and drop under the influence of gravity to the lower wellbore. In more modern application of SAGD, 'steam chambers', or the hot areas under the influence of steam from which the oil is drained, are expected to be operated at lower pressures.

With lower steam pressures increasingly being utilized, the oil is generally pumped to surface. Pumping technology to handle hot oil has also advanced in recent years. The produced oil is separated from the hot water, stored and cooled down in surface batteries, treated and

blended with condensate or synthetic light oil and then would be delivered into the pipeline for sale to available markets.

Of consequence to the economics of this process are well productivity, the steam-oil ratio, fuel costs, eventual recovery factors (expected at 60 percent, ranging up to 80 percent), water source and quality, environmental impact (a small footprint for this scale of operation), crude oil prices, differentials, richness (bitumen by weight) of the reservoir, and reservoir quality. **Good reservoir is everything** and based on early numerical simulation studies, the company also expects good well productivity.

Importantly, Connacher also has an attractive actual analogue to Great Divide Pod One at the JACOS Hangingstone development situated approximately 15 kilometres to the north. Public data indicates recent wells are producing consistently with peak production exceeding 1,500 bbl/d and recoveries of as much as 1.5 million barrels from one well pair with minimal decline in just five years. Furthermore, recently-completed wells have shown a more rapid rise to target productivity than earlier wells. Connacher believes the reservoir at Pod One exhibits characteristics as good as or better than those at the Hangingstone project, which is positive for Great Divide.

Pod One Core Log



In the first quarter of 2005, 12 core holes were drilled in Pod One and seven core holes were drilled in Pod Three. What remains to be completed is a 3D seismic program over Pod One and then the integration of this data with the results of the 19 core holes and other well data associated with Pod One. Preliminary indications are very positive.

Once the geometry and areal extent of Pod One is finally established, based on well control and 3D seismic, a resource study will be commissioned. The results will provide the company with an independent estimate of its oil-in-place and eventual recoverable reserves. This will be combined with simulation analysis, detailed engineering design of project facilities and environmental baseline studies in a submission to the Energy Utilities Board and Alberta Environment for a 10,000 bbl/d project. Their review and the receipt of approval could take until early 2006; this is a process which Connacher cannot control. Upon approval, project construction would be initiated, targeting a startup of steaming and then production.

Pod One Drilling Outline and Net SAGD Pay


Future well pads
3D Seismic
McMurray Channel
Initial well pads
63
1 mile

The 10,000 bbl/d plant with steam will be designed to be operated at close to rated capacity over the life of the project. Actual per well pair productivity will determine the number of pads required over time to sequentially drain each channel. A forecast commercial life of 25 or more years per Pod is contemplated.

The company believes Great Divide has the potential to be a **company-maker project**.

A review of Great Divide's essential characteristics is in order. Connacher has a low cost extensive land base of 101 sections or 64,640 acres, in which it holds a 100 percent working interest. As operator, the company controls its own destiny in terms of scheduling and pace of development, subject to regulatory approvals.

Our lands are well-situated with good access and appear to be well-positioned geologically. The reservoir encountered thus far appears to be excellent, based on analysis to date of both cores and logs. Considerable reserves appear to have been identified.

Our approach is to develop modular smaller scale SAGD projects which, based on analysis to date of reserves, expected productivity capital and operating costs suggests the potential for considerable value addition, cash flow growth and future profitability.

The data indicates Connacher's lands could contain several accumulations or Pods. If confirmed by further drilling and evaluation, Connacher will have the prospect of **repeatability** and **sustainability**, important criteria for capital markets at a time when the company will need to raise new funds for Great Divide.

Connacher's management team has extensive experience with SAGD projects involving steam and horizontal technology.

Connacher is one of the few smaller public companies engaged in oil sands SAGD projects. It is anticipated that investor interest in the company will remain at a high level, as our company offers investors highly-leveraged exposure to oil sands value creation as Great Divide proceeds.

It should be noted, however, that these projects are not without risk. While Connacher's management and Board will do everything possible to optimize value, there are considerable capital requirements to first production. Accordingly, there is recognizable capital market risk if Connacher decides to develop Great Divide on its own. Offsetting this is the apparent availability of large sums of long-term capital for sound oil sands projects in a tight supply, high oil price environment such as is being experienced presently.

Our approach will also consider partnering as an alternative to proceeding alone. Which way is selected will be assessed carefully in the interest of our shareholders.

Great Divide has other identifiable risks, including the timing of a regulatory decisions, inflationary pressures on capital and subsequently operating costs, especially as other projects emerge, technological risk, bitumen pricing and marketing risk. In the short run we have seen the widening of price differentials for lower quality heavy oil. This and access to markets, together with availability of suitable refining capacity, will be issues to be addressed and managed as the project evolves in the next year or so.

Preserving per share value, through timely equity financings or partnering to raise the required capital to proceed with construction and drilling, will be a high priority for Connacher's management and board of directors throughout the year. Obviously the less dilution experienced, the greater the potential upside per share value that will accrue to shareholders. This objective must be balanced off against financial market risk and such factors as product price fluctuations, including differential swings. To the extent some form of quality differential hedging can be achieved, risk should be lowered for the project and for shareholders. Connacher's volumes are too small on a stand alone basis to support an upgrader, but various alternatives to integrate are under consideration. The projected volumes are also consequential enough to open the possibility of both upstream and downstream alliances.

If Pod One is developed and onstream, the cash flow capacity combined with its associated loan value could have the potential to finance additional Pod developments, thereby minimizing future equity dilution.

As has occurred with the share price of other oil sands project companies, under normal market conditions Connacher anticipates its equity price will increasingly reflect the value of the current and incremental production as startup is approached. Benchmarks along the way which will attract and sustain investor interest will likely include core hole results, Pod size, reserve or resource estimates, the application to the EUB and subsequent approvals, when and if received.

Pod One Drilling Schedule


Delineation & Evaluation
Facilities Design
Environmental Studies
Application to Regulators
Regulatory Review/Approval
SAGD Wells
Facility Construction
Target for Startup

## CONVENTIONAL ASSETS

### Battrum, Saskatchewan

Connacher holds approximately 43,000 net undeveloped acres in the Battrum and Battrum North regions of Southwest Saskatchewan.

Battrum, Saskatchewan



R19
R18
R17
R16
R15W3
T20
T19
T18
T17
6 miles
Connacher Lands
Gas Well
Oil Well


The company currently produces approximately 550 bbl/d of medium gravity crude, primarily from the Roseray Formation in this region. The proved and probable reserve base was estimated to be 2.2 million barrels at December 31, 2004.

During 2004 Connacher sold its shallow gas in the area but retained the deeper rights. Also, 2D seismic was acquired and a 3D seismic program was completed over a portion of Connacher's acreage. Detailed engineering studies and subsequent field initiatives enabled the growth of Battrum production during the year, more than offsetting declines without any drilling.

Up to five wells are under consideration for 2005 and Connacher continues to evaluate the merits of an ASP (Alkaline Surfactant Polymer) pilot flood on a portion of Unit 4 at Battrum.

While widening differentials affected netbacks in late 2004, this property remains a core source of cash flow and future growth for the company.

### Tompkins, Saskatchewan

Connacher earned and now owns approximately 17,000 net acres of well-positioned petroleum and natural gas rights in the Tompkins region of Southwest Saskatchewan. The company drilled 10 farm-in wells in late 2003 and early 2004. A number of indicated discoveries were made, including the 5-19-14-20W3M Shaunavon oil discovery, which has already paid out. An interesting natural gas show was made in the northeast portion of the northern Tompkins block, while other leads were established in the area. Additional seismic and drilling is planned for the region in 2005.

Tompkins, Saskatchewan



R21
R20
R19W3
T15
T14
T13
1 mile
Connacher Lands
Gas Well
Oil Well
Pipeline


### Other

Connacher owns lands and reserves at Steelman, Saskatchewan and scattered minor interests in other areas. Some new work is scheduled on these properties, possibility with joint venture partners, but results are not expected to materially impact the company.

Steelman, Saskatchewan



R4
R3W2
T3
T2
1 mile
Connacher Lands
Gas Well
Oil Well
Gas Pipeline
Oil Pipeline

## Petrolifera Petroleum Limited



Gary D. Wine
*President, Petrolifera*

With its main focus on Canada, especially at Great Divide, Connacher decided to reorganize its international holdings near the end of 2004. This decision was also driven by the consensus opinion that capital markets neither recognized nor assigned much value to the company's international holdings in its share price. Management believed the interest could realize more value through its securitization, especially as it was distant, non-operated and required more capital for value enhancement.


LIMA
PERU
ARGENTINA
BUENOS AIRES
Petrolifera Lands

In late November, Connacher acquired the 50 percent interest it did not already hold in the Puesto Morales/ Rinconada concession in Argentina from its joint venture operator for US $1.5 million, thereby securing the ability to assume operatorship with the resultant 100 percent working interest. Connacher then disposed of interest, associated production and reserves of approximately one million boe to a newly-created subsidiary, Petrolifera Petroleum Limited, for eight million of Petrolifera's common shares from treasury and a $4 million promissory note. Simultaneously, Petrolifera raised $1.5 million from the private placement sale of five million treasury units (one share, one share purchase warrant). Of the net proceeds, $1.25 million was paid to Connacher, reducing the note to $2.75 million and Connacher's equity stake in Petrolifera to 61 percent. Petrolifera's accounts were consolidated with Connacher's at year end.

During 2004, the Argentinean properties generated

Argentina Concession


Eastern
Basin
Limits
Medanito
Eastern
Shelf
Break
Puesto
Morales
Rinconada
Petrolifera Holdings
Oil Pool
Gas Pool

approximately $1 million of revenue and $574,000 of net operating income from production of 55 bbl/d of crude oil and 710 mcf/d of natural gas, at average selling prices of $42.44 per barrel of oil and $0.67 per mcf of natural gas, respectively. Year-end reserves were estimated at 565,000 barrels of oil and 2.8 Bcf of natural gas (proved and probable) with a pre-tax 10 percent present worth of $10.9 million. Possible reserves were assigned a further 288 thousand boe with a 10 percent present worth of $3.2 million.

Under the terms of the financing and creation of Petrolifera, Connacher presently manages its affairs pursuant to a management contract.

In early 2005, Petrolifera commenced a 140 square-kilometre 3D seismic program over significant portions of the Puesto Morales and Rinconada blocks which comprise the 95,000 acre concession. The seismic program was completed in February 2005. Processing is underway and interpretation is expected to result in the confirmation and selection of at least five new locations to be drilled in 2005. With success, extensive follow-up drilling is contemplated as the concession has only seen one new exploratory well in the past thirty years and only has 12 producing wells, or about one well per eight thousand acres. It is underexplored and underexploited. Oil and natural gas in the Upper Jurassic Quintuco and Sierras Blancas Formations are the main objectives.

In January, 2005 representatives of Connacher and

Petrolifera visited Peru and were successful in qualifying to acquire two new significant licenses covering over five million acres in the Maranon and Ucayali Basins, onshore Peru. The licenses will be owned by Petrolifera once they are formally awarded. In exchange for its support and guarantees, which were fundamental to securing the licenses, Connacher will receive a 10 percent carried working interest in each license through the drilling of the first well.

Peru Blocks



ECUADOR
COLOMBIA
BLOCK 106
BRAZIL
BLOCK 107
LIMA
PERU
BOLIVIA
CHILE
Under contract
Under negotiation
Available for contracts
Technical Evaluation Agreements
Petrolifera Blocks
National park
Sedimentary basin
Oil pipeline
Gas pipeline


Block 106 in the Maranon Basin comprises approximately two million acres and offsets or surrounds numerous oilfields in the region, including the 200 million barrel Corrientes Field. The block is in northern Peru's jungle, where it is bisected by an oil pipeline with approximately 60,000 bbl/d of spare capacity. Numerous leads and prospects have already been identified on the block. A US $25 million work program over a seven year exploration period was negotiated with no mandatory drilling required until year four, although drilling is likely to occur much sooner. If commerciality is achieved, production licences are 30 years for oil and 40 years for natural gas.

Block 107 in the Ucayali Basin of southern Peru is on the trend with and has prospects similar to the giant Camisea complex. Perupetro, the Peruvian state agency, has assigned Camisea reserves of 16.4 Tcf of natural gas and approximately 850 million barrels of liquids. The field came on stream in late 2004 with natural gas now being delivered to Lima, Peru under a gasification program. Liquid natural gas (LNG) exports are also being planned. This block carries work commitments of only $15 million with no mandatory drilling until year seven. With infrastructure now established and large fold and thrust belt potential similar to the frontal foothills of western Canada, this huge land block represents an extraordinary opportunity for Petrolifera.

To finance planned drilling in Argentina and early activity in Peru, Petrolifera completed a $7 million equity financing in March 2005. This also enabled Petrolifera to further reduce its indebtedness to Connacher by $2 million. Together with available cash flow from Argentina, Petrolifera now has the funds to conduct an anticipated 2005 capital budget of $6.2 million, including 3D seismic and up to five anticipated wells in Argentina. Successful drilling and planned Peru activity will lead to further capital requirements in 2005 and later. If market conditions remain amenable, Petrolifera intends to go public in 2005 to raise this capital.

In conjunction with the financing, Petrolifera appointed an experienced and highly-qualified geologist, Mr. Gary Wine, to the position of President. Connacher's President is Executive Chairman of the company.

Connacher will continue to manage the affairs of Petrolifera, will retain significant board representation and is the largest Petrolifera shareholder.

Connacher has experienced considerable value enhancement and cash recovery since the reorganization of its foreign assets was initiated in late 2004. Further appreciation is anticipated if the quality and potential of Petrolifera's holdings is realized.

# PRODUCTION, RESERVES AND LAND


Daily Crude Oil
Production and Sales (bbl/d)
1,200
1,000
800
600
400
200
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


Daily Natural Gas
Production and Sales (mcf/d)
2,500
2,000
1,500
1,000
500
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


Equivalent Barrels
Production and Sales (boe/d)
1,500
1,200
900
600
300
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004

Connacher's 2004 production rose seven percent over last year; oil production was essentially flat after mid-year property sales, while natural gas sales rose 36 percent.

Of total oil production, 93 percent was in Canada and seven percent was in Argentina. Natural gas sales were more balanced, with 56 percent in Canada and 44 percent in Argentina.

Light and medium gravity crude oil sales in Canada and Argentina were 79 percent of total oil sales, with 21 percent heavy oil in Canada. On a boe basis, crude oil accounted for 74 percent of total production and natural gas sales represented 26 percent.

Connacher's 2004 objective was to lighten its product mix such that natural gas became around 50 percent of production with light and medium crude at 35 to 40 percent and heavy oil the remainder. The sale of Cabri, Saskatchewan natural gas properties and heavy oil properties located at Islay and Lloydminster, Alberta for cash to reduce debt altered this plan.

Connacher's oil production grew quickly throughout the first half of 2004, reaching its peak in the second quarter. Much of our capital spending in early 2004 was on natural gas drilling, completions, facilities and workovers which made an impact in that period. Significant production increases were primarily at Cabri earlier in the year. Connacher's second half 2004 capital program was influenced by our debt reduction mode.

## 2004 Average Daily Production

| | Q1 | Q2 | Q3 | Q4 | Full Year |
|---|---|---|---|---|---|
| **Oil (bbl/d)** | | | | | |
| Islay, Alberta | 266 | 378 | 30 | - | 167 |
| Battrum, Saskatchewan | 505 | 491 | 485 | 516 | 499 |
| Steelman, Saskatchewan | 26 | 32 | 25 | 19 | 25 |
| Tompkins, Saskatchewan | 14 | 54 | 47 | 38 | 38 |
| Argentina | 48 | 49 | 49 | 73 | 55 |
| **TOTAL** | 859 | 1,004 | 636 | 646 | 785 |
| **Natural Gas (mcf/d)** | | | | | |
| Islay, Alberta and other | 334 | 185 | 53 | 155 | 182 |
| Steelman, Saskatchewan | 33 | 27 | - | 29 | 22 |
| Cabri, Saskatchewan | 1,373 | 1,171 | 289 | - | [illegible] |
| Argentina | 528 | 477 | 726 | 1,106 | [illegible] |
| **TOTAL** | 2,268 | 1,860 | 1,068 | 1,290 | [illegible] |
| **Equivalent barrels (boe/d) (1)** | | | | | |
| Islay, Alberta | 322 | 409 | 39 | 25 | 198 |
| Battrum, Saskatchewan | 505 | 491 | 485 | 516 | 499 |
| Steelman, Saskatchewan | 32 | 37 | 25 | 23 | 29 |
| Tompkins, Saskatchewan | 14 | 54 | 47 | 38 | 38 |
| Cabri, Saskatchewan | 229 | 195 | 48 | 4 | 117 |
| Argentina | 136 | 129 | 170 | 255 | 173 |
| **TOTAL** | 1,237 | 1,314 | 814 | 861 | 1,055 |

(1) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl.

## Reserves

At year end, Connacher's crude oil and natural gas reserves were primarily located in Southwest Saskatchewan, at Great Divide, Alberta and at Puesto Morales in the Neuquen Basin in Argentina. DeGolyer and MacNaughton Canada Limited ("D&M"), independent Petroleum Consultants of Calgary, Alberta, evaluated the company's reserves as at December 31, 2004 in a report dated March 2, 2005. Their report included an evaluation of proved, probable and possible reserves. The following table summarizes the D&M report, which was prepared using assumptions and methodology guidelines outlined in the "Canadian Oil and Gas Evaluation Handbook" and in accordance with NI 51-101.

Under NI 51-101, proved reserve assignments are based on a 90 percent probability that total quantities recovered will equal or exceed proved reserve estimates. Proved plus probable reserves are the most likely case and are based on a 50 percent probability that they will equal or exceed estimates. The new standard provides for a more conservative evaluation of proved and probable reserves, particularly on new wells where production history has not yet been established. The change to proved and probable reserve definitions implemented by NI 51-101 for the year ended December 31, 2003, may make reserve quantity and reserve valuation comparisons to prior years difficult. Management believes the most meaningful comparison of the current year's proved plus probable reserves would be to "established reserves" of prior years (being proved plus 50 percent probable) for years prior to 2003.

Connacher's proved and probable reserves total 3.3 million barrels of crude oil and liquids and 3.5 bcf of natural gas. D&M estimates these reserves will generate $53 million of future net revenue before income tax but after royalties, capital expenditures and abandonment costs, net of salvage value, with a 10 percent present

### Remaining Reserves and Future Cash Flow
### Forecast Price Case at December 31, 2004
### Company Share

| | Remaining Reserves | | | | | | Future Net Revenue | |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil | | Natural Gas | | NGLs | | Undiscounted | Discounted |
| **Reserve Category** | **Gross (1) stb** | **Net (2) stb** | **Gross (1) mmcf** | **Net (2) mmcf** | **Gross (1) bbl** | **Net (2) bbl** | **$000** | **at 10% $000** |
| Proved Developed | | | | | | | | |
| Producing | 1,338,726 | 1,097,473 | 1,376 | 1,353 | 2,619 | 1,848 | 20,597 | 15,411 |
| Non-Producing | - | - | 161 | 142 | - | - | 550 | 478 |
| Total Proved Developed | 1,338,726 | 1,097,473 | 1,537 | 1,495 | 2,619 | 1,848 | 21,147 | 15,889 |
| Proved Undeveloped | 433,697 | 382,782 | 294 | 294 | - | - | 6,229 | 3,733 |
| TOTAL PROVED | 1,772,423 | 1,480,255 | 1,831 | 1,789 | 2,619 | 1,848 | 27,376 | 19,662 |
| Probable | 1,480,795 | 1,242,075 | 1,686 | 1,625 | 899 | 628 | 25,461 | 13,619 |
| TOTAL Proved & Probable | 3,253,218 | 2,722,330 | 3,517 | 3,414 | 3,518 | 2,476 | 52,837 | 33,241 |
| Possible(3) | 52,683,366 | 45,830,958 | 701 | 691 | 118 | 103 | 411,571 | 141,823 |
| TOTAL Proved & Probable & Possible | 56,206,584 | 48,553,288 | 4,218 | 4,105 | 3,636 | 2,579 | 464,408 | 175,064 |

(1) Before royalty deduction, net to company interest.
(2) After royalty deduction, net to company interest.
(3) Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of the estimate of proved plus probable plus possible reserves.
(4) The values do not necessarily represent the fair market value.
(5) Including ARTC.
(6) Before income taxes and indirect costs and after capital costs and future abandonment costs net of salvage value.
(7) Includes 100 percent of Petrolifera's Argentinean reserves. Connacher owned 61 percent of Petrolifera at December 31, 2004.
(8) May not add due to rounding.

### Reserve Reconciliation (1,2)
### 2004 Year End

| | Oil and NGLs (mbbls) | | | | Natural Gas (mmcf) | | | | Equivalent (mboe) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Prov. | Prob. | Poss. | Total | Prov. | Prob. | Poss. | Total | Prov. | Prob. | Poss. | Total |
| At December 31, 2003 | 2,174 | 1,974 | 1,317 | 5,465 | 5,462 | 3,091 | 1,004 | 9,557 | 3,084 | 2,489 | 1,484 | 7,058 |
| Discoveries | 104 | 104 | 51,753 | 51,961 | - | - | - | - | 104 | 104 | 51,753 | 51,961 |
| Revisions of Prior Estimates | 279 | (277) | (108) | (106) | 392 | (128) | (475) | (211) | 344 | (298) | (187) | (141) |
| Acquisitions | 150 | 121 | 92 | 363 | 770 | 604 | 289 | 1,663 | 278 | 222 | 140 | 640 |
| Dispositions | (645) | (441) | (101) | (1,187) | (4,199) | (1,883) | (117) | (6,199) | (1,345) | (755) | (121) | (2,220) |
| Production | (287) | - | - | (287) | (593) | - | - | (593) | (386) | - | - | (386) |
| At December 31, 2004 | 1,775 | 1,481 | 52,953 | 56,209 | 1,831 | 1,685 | 701 | 4,218 | 2,079 | 1,762 | 53,069 | 56,912 |

(1) May not add due to rounding.
(2) Calculated based on forecast price case as at December 31, 2004.
(3) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf: 1bbl.

worth of $33 million. Reserves and future net revenue estimates include 100 percent of Petrolifera's reserves in Argentina as Connacher presents consolidated accounts at year end. These represent approximately 26 percent by volume and 33 percent of the 10 percent present worth assigned to Connacher's total reserves. Accordingly, Petrolifera's minority shareholders indirectly owned 10 percent by volume and 13 percent of the estimated 10 percent present worth of Connacher's reserves.

D&M also estimates that Connacher's share of the total undiscounted capital required and abandonment costs provided for in their estimate of future cash flow is as follows:

| Reserve Category | Capital Costs | Abandonment Costs |
|---|---|---|
| | ($000) | ($000) |
| Total Proved | 4,162 | 3,123 |
| Probable | 4,517 | 545 |
| Total Proved and Probable | 8,679 | 3,668 |
| Possible | 236,663 | 1,332 |
| Total Proved, Probable and Possible | 245,342 | 5,000 |

These expenditures are forecast to occur on a year-by-year basis, as required, over the life of the company's properties and are deducted prior to the calculation of undiscounted and discounted future cash flow.

The report estimates 68 percent of the company's future net revenue from proved and probable reserves is located in Canada. The balance is located in Argentina. On a proved, probable and possible basis, Canada represents 95 percent of future net revenue due to the forecast impact of Great Divide.

### Percentage Distribution of 10% Present Worth of Total Proved Reserves, by Area



Puesto Morales
30.1%
Battrum
36.9%
Battrum North
22.6%
Other
2.1%
Tompkins
8.3%


Based on fourth quarter 2004 production (861 boe/d), Connacher's reserve life index for proved reserves (2.1 million boe) was 6.6 years and 12.2 years for proved and probable reserves (3.8 million boe). In 2004, Connacher sold 2.1 mmboe of proved and probable reserves for approximately $17.6 million, at $8.38 per boe or approximately $35,200 per flowing boe. Caution should be used by shareholders in assessing these numbers due to the conversion of natural gas to barrels of oil equivalent at six mcf per barrel.

## LAND

Connacher holds various interests in approximately 59,109 gross hectares (147,773 gross acres) of undeveloped petroleum and natural gas rights and oil sands leases in Alberta and Saskatchewan. No oil and natural gas reserves have been assigned to this property. The company's average interest in its undeveloped acreage is approximately 92 percent.

In a report dated February 18, 2005 prepared by Seaton-Jordan & Associates Ltd., (Seaton-Jordan), independent mineral management consultants of Calgary, Alberta, a fair value of $6,801,118 or approximately $115 per gross hectare was assigned to Connacher's non-reserve oil and gas properties. This equates to approximately $46 per gross acre. In determining the market value, Seaton-Jordan based their evaluation on the following factors:

1. The acquisition cost, provided that there have been no material changes in the unproved property, the surrounding properties, or the general oil and gas climate since the acquisition;
2. Recent sales by others of interests in the same unproved property;
3. Terms and conditions, expressed in monetary terms, of recent farm-in agreements;
4. Terms and conditions, expressed in monetary terms, and of recent work commitments related to the unproved property; and
5. Recent sales of similar properties in the same general area.

This complies with the Securities Commission Standards of Disclosure as described in paragraph (a), subsection (2), Section 5.10 of NI 51-101.

Connacher did not commission an evaluation of the Argentinian undeveloped acreage. At December 31, 2004 the company owned 61 percent of Petrolifera, which owns a 100 percent undivided working interest in the 95,000 acre Puesto Morales/Rinconada Concession, which is largely undeveloped.

# Management's Discussion and Analysis ("MD&A")



Richard R. Kines
*Vice President Finance and Chief Financial Officer*

*The following is dated as of March 15, 2005 and should be read in conjunction with the consolidated financial statements of Connacher Oil and Gas Limited for the years ended December 31, 2004 and December 31, 2003 as contained in the annual report. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are presented in Canadian dollars. Additional information relating to the company, including the company's AIF, is on SEDAR at www.sedar.com. This discussion and analysis provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.*

## CORPORATE OVERVIEW

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **FINANCIAL** | | | |
| ($) | | | |
| Cash on hand (bank debt and note payable) | 3,914,181 | (12,100,000) | (2,557,806) |
| Shareholders' equity (1) | 40,501,988 | 24,182,085 | 4,986,336 |
| Total assets (1) | 46,217,113 | 53,776,977 | 12,691,785 |
| Total revenue | 11,215,888 | 9,982,291 | 4,325,817 |
| Cash flow from operations (2) | 2,409,365 | 3,352,778 | 1,046,509 |
| Net earnings (loss) (1) | (2,976,411) | 4,054,778 | 208,220 |
| **OPERATING** | | | |
| Daily production / sales volumes | | | |
| Oil (bbl/d) | 785 | 789 | 340 |
| Natural gas (mcf/d) | 1,620 | 1,190 | 1,365 |
| boe/d | 1,055 | 987 | 568 |
| Reserves (mboe) | | | |
| Proved | 2,078 | 3,085 | 1,513 |
| Probable | 1,763 | 2,489 | 249 |
| Possible | 53,071 | 1,484 | - |
| Total | 56,912 | 7,058 | 1,762 |

(1) The 2002 and 2003 amounts have been restated to reflect the retroactive adoption of a change in accounting for Asset Retirement Obligations and Stock-based Compensation.

(2) Cash flow from operations is not a measure that has any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. It is calculated on the Consolidated Statement of Cash flows.

(3) The reserve estimates for 2004 and 2003 were prepared in accordance with National Instrument 51-101 (NI 51-101). Under NI 51-101, proved reserve assignments are based on a 90 percent certainty that total quantities recovered will equal or exceed proved reserve estimates. Proved plus probable reserves are the most likely case and are based on a 50 percent certainty that they will equal or exceed estimates. Proved plus probable plus possible reserves have a 10 percent probability that they will equal or exceed estimates. Proved plus probable reserve estimates for 2004 and 2003 are comparable to proved plus one-half probable (or "established reserves") for 2002 and prior years.

(4) No dividends were declared by the company in the last three years.

Over the past three years, Connacher's management has selectively acquired oil and gas properties and prospective acreage to build shareholder value. In its early stage of development, the company focused on heavy oil properties (at Islay/ Lloydminster, Alberta) because they could be acquired on favorable terms and because of management's expertise and success in developing these types of assets.

In 2003 the company acquired lighter oil production (at Battrum in Southwest Saskatchewan) and prospective natural gas acreage (at Cabri in Southwest Saskatchewan) where 59 gross (57 net) wells were drilled. However, despite encouraging test results, disappointing production results ensued. As a consequence, debt levels increased and 2004 became a year of rebuilding. In July 2004 the heavy oil properties in Alberta and the Cabri natural gas wells, reserves and associated shallow petroleum and natural gas rights were sold for gross proceeds of $17.8 million, which was used to repay indebtedness and improve working capital. In November and December 2004 the company raised $21.3 million of new equity through the sale of common shares from treasury and finished the year with no net debt and $3.9 million of cash balances.

Despite the challenges of 2004, during the year Connacher established a new project called Great Divide in Alberta's oil sands region. Also, international holdings were reorganized into a new company, Petrolifera Petroleum Limited.

A more detailed analysis of the year's results is presented below.

## REVENUE, PRODUCTION AND PRICING

Results for 2004 were significantly affected by the disposition of producing oil and gas properties in July. These property sales represented approximately 500 boe/d, or 40 percent of the company's daily production. Notwithstanding this, *total revenue for the year increased by 12 percent* to $11.2 million compared to $10.0 million in 2003, on a seven percent increase in sales volume and an increase in overall product pricing of five percent from the prior year. Canadian revenues were $10.2 million, up 11 percent from $9.2 million in 2003, while Argentinean revenues were up 45 percent to $1,031,000 from $709,000 in 2003. The increase in Argentina is a result of higher product pricing and increased volumes, in part as a result of purchasing the operator's 50 percent working interest near year end 2004.

Prior to the property sales in July, oil and gas production and sales volumes had continuously increased over thirteen consecutive quarters, reaching 1,324 boe/d in the second quarter of 2004. However, quarterly production declined to 814 boe/d in the third quarter and 861boe/d in the fourth quarter of 2004 as a result of the sales. Since recapitalizing the company late in 2004, the company has adopted a measured capital expenditure program, the results and benefits of which may take several quarters to realize.

**Quarterly Production (boe/d)**



1,500
1,200
900
600
300
0
natural gas
oil and liquids
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


**Quarterly Revenue ($000)**



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


**Production and Pricing**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Daily production / sales volumes | | | |
| Oil – bbl/d | | | |
| Canada | 730 | 741 | 294 |
| Argentina | 55 | 48 | 46 |
| **Total** | **785** | **789** | **340** |
| Natural Gas –mcf/d | | | |
| Canada | 910 | 633 | 811 |
| Argentina | 710 | 557 | 554 |
| **Total** | **1,620** | **1,190** | **1,365** |
| boe – boe/d (1) | | | |
| Canada | 881 | 847 | 429 |
| Argentina | 174 | 140 | 139 |
| **Total** | **1,055** | **987** | **568** |
| Product pricing | | | |
| Oil – per bbl | | | |
| Canada | $ 30.59 | $ 29.54 | $ 24.22 |
| Argentina | $ 42.44 | $ 37.74 | $ 32.22 |
| Average | $ 31.42 | $ 30.03 | $ 25.30 |
| Natural gas – per mcf | | | |
| Canada | $ 5.92 | $ 5.34 | $ 3.49 |
| Argentina | $ 0.67 | $ 0.23 | $ 0.49 |
| Average | $ 3.62 | $ 2.95 | $ 2.28 |
| boe – per boe (1) | | | |
| Canada | $ 31.44 | $ 29.85 | $ 23.19 |
| Argentina | $ 16.24 | $ 13.72 | $ 12.72 |
| Average | $ 28.95 | $ 27.56 | $ 20.64 |

(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.

World oil prices strengthened in 2004; WTI rose over 30 percent to average US $41.44 per barrel of crude oil. The continued strengthening of the Canadian dollar, however, had the effect of reducing Canadian dollar sales. Throughout most of the year the Canadian dollar was strong, closing at US $0.83 compared to US $0.77 at December 31, 2003 for an increase of eight percent. Due to this strength, widening differentials, hedging activity and the impact of price controls in Argentina, Connacher's average crude oil price for 2004 only increased five percent to $31.42 per barrel.

Realized Canadian natural gas prices were also higher in 2004, rising 11 percent over the prior year. Argentinean gas prices improved somewhat in the year (averaging $0.67 per mcf compared to $0.23 per mcf in 2003), as the Argentinean government permitted price increases, although selling prices are still substantially below North American averages. The corporate average price per mcf rose 23 percent.

Connacher's realized price per boe in 2004 rose five percent to $28.95 from $27.56 last year.

To mitigate the vagaries of volatile price swings in the market for crude oil, which are beyond the control of the company, management has employed a modest strategy to fix the selling price of a portion of its domestic oil sales. Accordingly, in 2004, the company renewed its heavy crude oil sales contract for 200 bbl/d for one year from March 1, 2004 until February 28, 2005 at a WTI base price of CDN $42.67 before quality differential adjustments. Effective April 1, 2004 the 250 bbl/d Battrum medium gravity crude oil sales contract was also renewed for one year at a WTI reference price of CDN $44.08 before premium adjustment and quality differential.

Quarterly Revenue per boe ($/boe)



35
30
25
20
15
10
5
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


The company's reported revenues include gains and/or losses realized on the oil sales contracts; they are not separately reported in the consolidated financial statements. Since entering into the 2004 contracts, world oil prices strengthened. As a result, crude oil revenues realized in 2004 were lower than would have been reported had the company not entered into the 2004 contracts by approximately $1 million. In 2003 weaker world oil prices had the opposite result; 2003 revenues were higher by approximately $200,000 than they would have been without the forward sales contracts.

## ROYALTIES

Royalties represent charges against production or revenue by governments and landowners. Royalties in 2004 were $2.1 million ($5.54 per boe, or 19 percent of oil and gas revenue) compared to $1.8 million in 2003 ($4.98 per boe, or 18 percent of oil and gas revenue). From year to year royalties can change slightly based on changes to the weighting in the product mix which are subject to different royalty rates. The change from 2003 to 2004 reflects this set of circumstances.

**Royalties**

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Total | Per boe | Total | Per boe |
| Canada | $ 1,997,278 | $ 6.19 | $ 1,722,900 | $ 5.58 |
| percentage of total oil and gas revenue | 19.7% | | 18.7% | |
| Argentina | $ 141,638 | $ 2.23 | $ 71,540 | $ 1.39 |
| percentage of total oil and gas revenue | 13.7% | | 10.1% | |
| **Total** | $ 2,138,916 | $ 5.54 | $ 1,794,440 | $ 4.98 |
| percentage of total oil and gas revenue | 19.1% | | 18.0% | |

## OPERATING EXPENSES AND OPERATING NETBACKS

**Company Operating Netbacks - combined Canada and Argentina (1)**

| | 2004 | | 2003 | | % Change 2004 - 2003 | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe) | 1,055 | | 987 | | 6.9% | |
| Oil and natural gas revenue | $ 11,179,404 $ | 28.95 | $ 9,930,717 $ | 27.56 | 12.6% | 5.0% |
| Other income | 36,484 | 0.09 | 51,574 | 0.14 | (29.3%) | (35.7%) |
| Total revenue | 11,215,888 | 29.03 | 9,982,291 | 27.70 | 12.4% | 4.8% |
| Royalties | (2,138,916) | (5.54) | (1,794,441) | (4.98) | 19.2% | 11.2% |
| Net revenue | 9,076,972 | 23.50 | 8,187,850 | 22.72 | 10.9% | 3.4% |
| Operating costs | (3,621,804) | (9.38) | (2,935,799) | (8.15) | 23.4% | 15.1% |
| Transportation costs | (143,727) | (0.37) | (115,992) | (0.32) | 23.9% | 15.6% |
| **Operating netback** | $ 5,311,441 $ | 13.75 | $ 5,136,059 $ | 14.25 | 3.4% | (3.6%) |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback.

Total operating expenses increased by 23 percent in 2004 to $3.6 million compared to $2.9 million in 2003. This reflected increased sales volumes, together with startup costs and production problems at Cabri in early 2004. Unit costs rose to $9.38 per

boe compared to $8.15 per boe in 2003. Following the sale of the Cabri, Saskatchewan property and the higher-cost heavy oil production at Islay and Lloydminster, Alberta, unit operating costs declined in the latter months of 2004. Argentinean operating costs were relatively unchanged from last year, averaging $5.02 per boe in 2004 compared to $5.08 per boe in 2003. These lower costs in part reflect the impact of a devalued Argentinean peso relative to the stronger Canadian dollar.

Companies are now required to separately identify transportation costs, so they are no longer netted against oil and natural gas revenue in reporting to shareholders. Accordingly, 2003 results have been restated to conform with current year presentation requirements. The increase in transportation costs in 2004 is primarily due to increased sales volumes.

Canadian netbacks per boe in 2004 were $14.69 per boe, compared to $15.25 per boe in 2003, while Argentinean netbacks rose 24 percent and averaged $8.99 per boe in 2004, compared to $7.24 per boe in 2003. These levels primarily reflect low natural gas prices compared to North America. Overall, netbacks declined four percent. Netbacks do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measurees used by other companies. Nevertheless, Connacher's management uses netback as a performance measurement.

**Operating Expenses per boe ($/boe)**


12
10
8
6
4
2
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004

**Company Netback per boe ($/boe)**


20
15
10
5
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004

## 2004 Operating Netbacks by Country and Product

Per unit netbacks are calculated by dividing netbacks by sales volumes.

Operating netbacks by product type and by country are indicated below.

| | Canada | | | | | | Argentina | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Light oil | | Heavy oil | | Natural gas | | Light oil | | Natural gas | |
| | Total | Per bbl | Total | Per bbl | Total | Per mcf | Total | Per bbl | Total | Per mcf |
| **Average daily production** | **563 bbl/d** | | **167 bbl/d** | | **910 mcf/d** | | **55 bbl/d** | | **710 mcf/d** | |
| Oil and natural gas revenue | $ 6,694,985 | $ 32.49 | $ 1,515,902 | $ 24.75 | $ 1,973,629 | $ 5.92 | $ 857,949 | $ 42.44 | $ 173,423 | $ 0.67 |
| Royalties | (1,514,098) | (7.35) | (214,890) | (3.51) | (268,290) | (0.81) | (117,822) | (5.83) | (23,816) | (0.09) |
| Operating and transportation costs | (1,765,777) | (8.57) | (490,991) | (8.02) | (1,189,934) | (3.57) | (265,219) | (13.12) | (53,610) | (0.21) |
| **Netback** | $ 3,415,110 | $ 16.58 | $ 810,021 | $ 13.23 | $ 515,405 | $ 1.55 | $ 474,908 | $ 23.49 | $ 95,997 | $ 0.37 |

### GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative (G&A) expenses increased in 2004, due to increased public company costs, staffing, rent and increased provisions for non-cash stock option expenses of $181,000 (2003 - $87,000), reflecting the fair value of all stock options granted in the year. Total G&A expenses were $2.2 million in 2004 compared to $1.1 million in 2003. In 2004, G&A of $70,700 was capitalized (2003 - $204,300).

G&A of $5.69 per boe is high due to lower than expected production and sales volumes, primarily attributable to the poor production performance at Cabri and then asset sales completed in 2004. A reduction in unit costs is expected as volumes increase, especially when and if Great Divide production commences.

### INTEREST AND FOREIGN EXCHANGE

Higher debt levels and slightly increased lending rates in 2004 combined to caused total interest costs to rise by 17 percent to $883,000 in the year. Of this amount, $770,000 was expensed (2003 - $756,000) and $113,000 (2003 – nil) was capitalized in respect of the Great Divide oil sands project. In late 2004 the company paid off all of its bank debt, but in the future Connacher will continue to utilize banking facilities to leverage shareholders' capital while growing the company. No debt was used in the Argentinean operations.

When translating foreign denominated financial statements and operating results, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange loss of $46,000 in 2004 (2003 - $45,000). The company's main exposure to foreign currency risk relates to pricing crude oil sales, which are denominated in US dollars. However, some of this risk has been mitigated by fixing the sales price of a portion of the company's crude oil production in Canadian dollar-denominated oil sales contracts.

## DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

DD&A is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in 2004 was $6.9 million, an 85 percent increase over last year. This increase is primarily a result of a substantially higher average depletable cost base, although the seven percent increase in production was also a contributing factor. The costs of disappointing drilling programs at Cabri and Battrum in 2003 and early 2004 causes DD&A per boe to be high until significant new production and sales volumes can be added at lower finding and development costs.

Capital costs of $4.4 million (2003 – nil) related to major development projects in a pre-production state at Tompkins, Saskatchewan and at the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have been assigned to those projects. Additionally, undeveloped land acquisition costs of $3.4 million (2003 – $3.4 million) were similarly excluded from the depletion calculation.

Included in DD&A is a charge of $178,000 (2003 - $143,000 ) to accrete the company's estimated asset retirement obligation. These charges will continue to be necessary in future to accrete the currently booked discounted liability of $2.9 million to the estimated total undiscounted liability of $5.6 million over the estimated remaining useful life of the company's oil and gas properties.

## REORGANIZATION OF ARGENTINEAN OPERATIONS

In 2004 the company reorganized its Argentinean oil and gas properties by acquiring the non-owned 50 percent operated interest in an arms length transaction from its joint venturer. Late in 2004, Connacher incorporated a subsidiary, Petrolifera Petroleum Limited ("Petrolifera") and sold its Argentinean assets to Petrolifera for eight million common shares from Petrolifera's treasury and a $4 million promissory note. Concurrent with acquiring the Argentinean assets from Connacher, Petrolifera raised $1.5 million and used $1.25 million of those funds to partially settle the note. The financing had the effect of reducing Connacher's equity interest in Petrolifera from 100 percent to 61 percent, as Connacher did not participate in the financing. The 39 percent reduction in its holding resulted in a gain to the company of $825,000, after tax. In March 2005 Petrolifera raised $7 million through an equity private placement and paid $2 million of the proceeds to Connacher, reducing the balance of the note to $750,000. Connacher now holds a 40 percent equity interest in Petrolifera. If market conditions permit, a further public financing and a listing on a recognized stock exchange are contemplated by Petrolifera in 2005.

## INCOME APPLICABLE TO NON-CONTROLLING INTERESTS

The non-controlling interests charge of $8,900 reported in 2004 (2003 – nil) represents the non-controlling shareholders' equity share of the income of the consolidated subsidiary, Petrolifera.

## TAXES

The current income tax provision of $115,000 primarily relates to the taxes payable in Argentina as a result of the sale of the Argentinean assets. There are no Canadian cash taxes payable, as the company has substantial Canadian tax pools to shelter its income. The $48,000 recovery of current taxes in 2003 relates to taxes recovered in Argentina.

A future tax recovery of $372,000 was recorded in 2004. In 2003 the company reorganized the tax benefit of its previously unrecognized tax assets, resulting in a recovery of $4.5 million.

At December 31, 2004 the company had approximately $43 million of deductible tax pools and operating loss carry-forwards in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

## CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No writedown was required for any reporting period in 2004, 2003 or 2002.

## NET EARNINGS AND SHARES OUTSTANDING

For 2004 the company reported a net loss of $3.0 million, which equates to a loss of ($0.06) per basic and diluted share outstanding. This compares to net earnings of $4.0 million or $0.13 per basic share and $0.12 per diluted share outstanding for 2003, as restated.

Reported 2003 net earnings profit have been restated to reflect the retroactive impact of adopting the CICA's new accounting policies in 2004 for Asset Retirement Obligations and Stock-based Compensation.

The majority of the year-over-year change was the result of the negative impact of higher non-cash charges. The change in the future tax provision of $4.1 million and the change in the provision for DD&A of $3.2 million were the principal contributors to the loss reported in 2004 compared to earnings in 2003. These changes do not affect the company's liquidity.

For the year 2004, the weighted average number of shares outstanding were 50,907,942 ( 2003 – 32,362,110) and diluted shares outstanding, as calculated by the treasury stock method, were 53,328,551 (2003 – 35,333,124).

As at March 15, 2005, the company had the following securities issued and outstanding:

- 92,652,500 common shares;
- 5,300,525 share purchase warrants; and
- 3,748,600 share purchase options.

Details of the exercise rights and terms of the warrants and options are noted in the Consolidated Financial Statements, included in this annual report.

**Net Earnings**

| | 2004 | | 2003 (restated) | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $ 5,311,441 | $ 13.75 | $ 5,136,059 | $ 14.25 | 3.4% | (3.5%) |
| General & administrative | (2,197,239) | (5.69) | (1,121,279) | (3.11) | 96.0% | 83.0% |
| Interest | (770,026) | (1.99) | (755,566) | (2.10) | 1.9% | (5.2%) |
| Foreign exchange loss | (45,524) | (0.12) | (45,190) | (0.12) | - | - |
| Depletion, depreciation and accretion | (6,876,110) | (17.81) | (3,707,429) | (10.29) | 85.5% | 73.1% |
| Gain on reorganization of Argentinean operations | 1,353,199 | 3.51 | - | - | - | - |
| Non-controlling interest | (8,930) | (0.02) | - | - | - | - |
| Taxes | 256,778 | 0.66 | 4,548,183 | 12.62 | (94.3%) | (94.8%) |
| Net earnings (loss) | $ (2,976,411) | $ (7.71) | $ 4,054,778 | $ 11.25 | | |

## LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations and cash flow per share do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Nevertheless, Connacher's management uses cash flow from operations and cash flow per share as a performance measurement. The calculation of cash flow from operations is shown on the Consolidated Statement of Cash Flows.

Cash flow from operations in 2004 was $2.4 million ($0.05 per basic and diluted share) compared to $3,353,000 ($0.10 per basic and diluted share) in 2003. The change reflects the disappointing production performance at Cabri, lower second half production after property sales and the impact of higher costs, including fixed costs, over a reduced revenue base.

Cash flow per boe was $6.24 in 2004 compared to $9.31 in 2003. This represents 22 percent of the average company selling price in 2004 compared to 34 percent in 2003.

Capital expenditures before dispositions in 2004 totaled $17.6 million. A breakdown of the expenditures follows:

- $1.8 million to acquire producing oil and gas properties;
- $1.8 million for land acquisition and retention;
- $12.1 million for drilling, completions, equipping and facilities; and
- $1.9 million for seismic, abandonment and other.

In 2004 the Company drilled a total of 25 gross wells (25 net wells). These included seven wells at Cabri and six wells at Tompkins (in Southwest Saskatchewan) and 11 core holes on the company's oil sands property at Great Divide, Alberta. Core holes are drilled to gather information about the underlying reservoir, and are not designed for completion or production. The Cabri wells were sold in the July 2004 property sale.

Offsetting these expenditures were proceeds of disposition of $17.6 million, primarily comprised of the sales of the Cabri and Islay/Lloydminster properties completed in July.

*Great Divide Oil Sands Project, Northern Alberta*

The company holds a 100 percent working interest in 64,640 acres of oil sands leases in northern Alberta. To date, the focus has been on a four section tract ("Pod One") on which approximately $7 million has been incurred to adequately delineate the oil bearing reservoir of this portion of the leases. Most of these costs were incurred in late 2004 and early 2005, on time and on budget. Upon completion of ongoing engineering studies, submissions will be filed with regulatory authorities seeking approval to allow the company to develop a 10,000 bbl/d steam assisted gravity drainage ("SAGD") project in 2006. Capital development costs for Pod One are being developed and are expected to reach up to $200 million. Approximately two thirds of these forecast expenditures (subject to further refinement) are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Management and the Board of Directors are assessing the best means to finance this project, including maintaining a 100 percent working interest and raising new equity and debt or giving up a portion in a joint venture arrangement.

In late 2003 and in early 2004, the company drilled and cased nine natural gas wells and one oil well. Costs incurred to date have been on budget. The oil well has been producing throughout 2004 and has paid out. The natural gas wells require further evaluation and additional wells will likely be required to establish a sufficient reserve base for commercial exploitation. The company was financially constrained for most of 2004 and deferred this activity, but now has the financial capacity to complete the project, pending availability of services and surface access to the leases due to environmental sensitivity.

## FINANCING ACTIVITIES

Operational disappointments at Cabri created a liquidity problem in early 2004, as anticipated cash flow from the development drilling program at Cabri did not materialize to service increased net debt. Management implemented and executed a financial reorganization that included the sale of the Cabri natural gas property and the Islay/Lloydminster heavy oil properties. The sales were completed in July 2004 for gross proceeds of $17.6 million, all of which was applied to reduce indebtedness and improve working capital. In November and December 2004 the company raised $21.3 million of new equity and also sold its Argentinean oil and gas properties to Petrolifera. The company ended the year with no net debt and $3.9 million of cash balances. Additionally, at year end the company had unused banking lines of credit totaling $8.6 million.

Other than the financing required for the capital costs of the Great Divide Oil Sands Project, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program in the short term. In the longer term, it may be necessary to access additional capital in the equity markets. *Except for a commitment to incur $400,000 of capital expenditures on behalf of a joint venturer in the Tompkins area*, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

Proceeds of the 2004 financing were utilized as follows :

| | As stated at the time of the financing | As actually applied |
|---|---|---|
| Gross proceeds | $ 21,274,000 | $ 21,274,000 |
| Agents commissions and issue costs | 1,624,000 | 1,624,000 |
| Net proceeds | 19,650,000 | 19,650,000 |
| Applied to reduce indebtedness | 14,364,000 | 14,364,000 |
| Applied to capital program in 2004 | 1,372,000 | 1,372,000 |
| Available for capital program in 2005 | $ 3,914,000 | $ 3,914,000 |

The 2004 financing included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. By mid-March, the company had fulfilled approximately $4.5 million of this obligation. The remaining $2.5 million obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## RELATED PARTY TRANSACTIONS

In 2004 the company was billed a total of $250,800 (2003 - $200,000) for legal fees provided by a law firm in which a director and the company's corporate secretary are partners.

During 2003 the company's President & Chief Executive Officer (CEO) and the company's Chief Operating Office (COO) provided their services to the company through their private management services companies. During 2003 the COO became a salaried employee. A total of $167,200 was paid to the President & CEO and the COO for consulting services they provided to the company. Effective January 1, 2004, the President & CEO also became a salaried employee.

Transactions with these parties occurred within the normal course of business, in amounts agreed by the parties.

## QUARTERLY RESULTS

| Three Months Ended | 2003 Mar 31 | 2003 Jun 30 | 2003 Sept 30 | 2003 Dec 31 | 2004 Mar 31 | 2004 Jun 30 | 2004 Sept 30 | 2004 Dec 31 |
|---|---|---|---|---|---|---|---|---|
| **Financial Highlights** ($000 except per share amounts) - Unaudited | | | | | | | | |
| Total revenue | 2,164 | 2,474 | 2,491 | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 |
| Cash flow from operations (1) | 779 | 821 | 745 | 1,008 | 944 | 516 | 478 | 471 |
| Basic, per share (1) | 0.03 | 0.02 | 0.02 | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 |
| Diluted, per share (1) | 0.03 | 0.03 | 0.02 | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 |
| Net earnings (loss) (2) | 166 | 44 | 2,815 | 1,030 | (689) | (1,268) | (869) | (150) |
| Basic, per share (2) | 0.01 | - | 0.08 | 0.04 | (0.01) | (0.03) | (0.02) | - |
| Diluted, per share (2) | 0.01 | - | 0.07 | 0.04 | (0.01) | (0.03) | (0.02) | - |
| Capital expenditures | 10,768 | 4,272 | 5,715 | 15,015 | 10,391 | 2,603 | 681 | 3,954 |
| Proceeds on disposal of oil and gas properties | - | - | - | - | - | 89 | 17,564 | (49) |
| Bank debt | 10,650 | 12,500 | 13,800 | 12,100 | 20,600 | 23,655 | 7,563 | - |
| Working capital surplus deficiency | (864) | (179) | (2,695) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 |
| Cash on hand (net debt) | (11,514) | (12,679) | (16,495) | (21,094) | (30,450) | (32,012) | (14,207) | 3,549 |
| Shareholders' equity (2) | 7,447 | 9,718 | 13,613 | 24,486 | 21,655 | 20,933 | 20,217 | 40,502 |
| **Operating Highlights** | | | | | | | | |
| Production | | | | | | | | |
| Natural gas (mcf/d) | 1,216 | 1,033 | 1,012 | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 |
| Crude oil (bbl/d) | 582 | 752 | 839 | 978 | 859 | 1,004 | 636 | 646 |
| Equivalent (boe/d) (3) | 785 | 924 | 1,008 | 1,228 | 1,237 | 1,314 | 814 | 861 |
| Pricing | | | | | | | | |
| Crude oil ($/bbl) | 32.22 | 33.10 | 29.40 | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 |
| Natural gas ($/mcf) | 4.03 | 2.18 | 2.35 | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 |
| Selected Highlights ($/boe) (3) | | | | | | | | |
| Weighted average sales price | 30.15 | 29.37 | 26.84 | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 |
| Other income | 0.50 | 0.04 | 0.03 | 0.10 | - | - | 0.33 | 0.15 |
| Royalties | 5.78 | 5.20 | 5.08 | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 |
| Operating and transportation costs | 7.51 | 7.46 | 7.89 | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 |
| Netback (4) | 17.36 | 16.75 | 13.90 | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 |
| **Common Share Information** | | | | | | | | |
| Shares outstanding at end of period (000) | 28,717 | 34,082 | 36,512 | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 |
| Weighted average shares outstanding for the period | | | | | | | | |
| Basic (000) | 25,021 | 29,421 | 35,820 | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 |
| Diluted (000) | 25,528 | 31,945 | 38,817 | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 |
| Volume traded during quarter (000) | 6,031 | 8,342 | 10,027 | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 |
| Common share price ($) | | | | | | | | |
| High | 0.45 | 0.76 | 0.87 | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 |
| Low | 0.30 | 0.40 | 0.65 | 0.74 | 0.73 | 0.30 | 0.28 | 0.31 |
| Close (end of period) | 0.42 | 0.71 | 0.75 | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by others.
(2) Comparative 2003 figures have been restated to reflect changes in accounting policies.
(3) All references to barrels of oil equivalence is calculated on the basis of six mcf to one barrel.
(4) For detailed netbacks by product type and by country, see "Operating Expenses and Operating Netbacks", in this MD&A.

## SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by the company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these judgments and estimates may have a material impact on the company's financial results and condition. The following discusses such accounting policies and is included in this MD&A to aid the reader in assessing the critical accounting policies and practices of the company and the likelihood of materially different results being reported. Management reviews its estimates regularly. The emergence of new information and changed circumstances may result in changes to estimates which could be material and the company might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

The following assessment of significant accounting policies is not meant to be exhaustive.

### Oil and Gas Reserves

Under Canadian Securities Regulators' "National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. In accordance with this definition, the level of certainty should result in at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of probable reserves, which are less certain to be recovered than proved

reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of proved plus probable plus possible reserves.

The oil and gas reserves estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the company's plans. The reserve estimates are also used in determining the company's borrowing base for its credit facilities and may impact the same upon revisions or changes to the reserves estimates. The effect of changes in proved oil and gas reserves on the financial results and position of the company is described under the heading "Full Cost Accounting for Oil and Gas Activities".

## FULL COST ACCOUNTING FOR OIL AND GAS ACTIVITIES

### Depletion Expense

The company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs less estimated salvage values is amortized using the unit-of-production method based on estimated proved oil and gas reserves.

### Major Development Projects and Unproved Properties

Certain costs related to major development projects and unproved properties are excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These costs are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to income.

### Full Cost Accounting Ceiling Test

The company is required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. Impairment is indicated if the carrying value of the long-lived asset or oil and gas cost centre is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.

The ceiling test is based on estimates of reserves, production rate, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements could be material.

### Asset Retirement Obligations

Effective January 1, 2004, the company changed its accounting policy with respect to accounting for asset retirement obligations. Under the current accounting policy, the company is required to provide for future removal and site restoration costs. The company must estimate these costs in accordance with existing laws, contracts or other policies. These estimated costs are charged to earnings and the appropriate liability account over the expected service life of the asset. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings only when management is able to determine the amount and the likelihood of the future obligation.

### Income Tax Accounting

The determination of the company's income and other tax assets and liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax asset or liability may differ significantly from that estimated and recorded by management. Recoverability of future tax assets is dependent upon sufficiency of future taxable income.

### Legal, Environment Remediation and Other Contingent Matters

In respect of these matters, the company is required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine if such a loss can be estimated. When any such loss is determined, it is charged to earnings. Management continually monitors known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by circumstance.

## COMMITMENTS, CONTINGENCIES, GUARANTEES, CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

The company has entered into a crude oil sale agreement with an independent integrated oil company to sell 250 bbl/d medium gravity crude oil production at CDN $44.08 (before deduction for crude oil price differential) from April 1, 2004 to March 31, 2005. Management does not intend to renew this agreement at expiry.

The company's annual commitments under leases for office premises and operating costs, field compression equipment, software license agreements and other equipment are as follows:

2005 - $475,000; 2006 - $394,000; 2007 - $374,000; 2008 - $527,000; 2009 - $521,000; thereafter - $215,000.

Additionally, the company has various guarantees and indemnifications in place in the ordinary course of business, none of which are expected to have a significant impact on the company's financial statements or operations.

The company has not entered into any off-balance sheet arrangements.

## CHANGES IN ACCOUNTING POLICIES

There have been many recent changes made and proposed to Canadian and international accounting standards. In 2003, the company adopted new policies respecting recognition and measurement, disclosure of guarantees, impairment of long-lived assets and disposal of long-lived assets and discontinued operations. In 2004, the company adopted changes respecting accounting and disclosure of stock-based compensation, the new full cost method of oil and gas accounting, asset retirement obligations, and flow-through shares. The company is currently assessing the impact of the new accounting guideline on consolidation of variable interest entities, which is effective in 2005.

## OUTLOOK

The company's business plan for 2005 contemplates renewed growth. To accomplish this, the company expects a measured but active capital program of oil and gas property acquisition and development drilling in Canada. Emphasis is expected to be placed on delineating and developing its Great Divide oil sands property in Alberta.

Forecast operating cash flow, available cash, possible new bank borrowings and additional equity as required will finance Connacher's expected 2005 capital spending program. Joint ventures may also be utilized.

In the past, Connacher issued guidance for its anticipated operating and financial results. The company has decided to discontinue the issuance of detailed guidance due to the difficulty in forecasting for a high growth company in a long-term business, when results could be significantly affected in the short term or quarter-to-quarter by drilling outcomes and timing, leading to increased and unpredictable volatility.

All estimates and statements which may have been issued with respect to 2005 expectations were or are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its internal 2005 capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's internal 2005 plan, or any variation thereof, will be attained.

## BUSINESS RISKS

Connacher, being a junior oil and gas exploration, development and production company, is exposed to certain risks and uncertainties inherent in the oil and gas business. Furthermore, being a smaller independent company, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, because the company has operated in various jurisdictions, it has become exposed to other risks including currency fluctuations, political risk, price controls and varying forms of fiscal regimes or changes thereto which may impair its ability to conduct profitable operations. Connacher experienced some of these developments in Argentina in the 2001-2004 period.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

As a relatively small concern, the company has to rely on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its productivity and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of domestic and international oil and gas exploration, development and production activities. In the past the company has entered into forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management continuously reviews the need to utilize such financing techniques.

# Management's Report

**To the Shareholders of**
**Connacher Oil and Gas Limited:**

The consolidated financial statements of Connacher Oil and Gas Limited were prepared by and are the responsibility of management. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles appropriate in the circumstances and include some amounts that are based on management's best estimates and judgments.

The company maintains systems of internal accounting controls designed to provide reasonable assurance that all transactions are properly recorded in the company's books and records, that policies and procedures are adhered to and that the assets are protected from unauthorized use. The systems of internal accounting controls are complemented by the selection, training and development of qualified staff.

The consolidated financial statements have been audited by the independent accounting firm Deloitte & Touche LLP whose appointment is ratified yearly by the shareholders at the annual shareholders' meeting. The independent accountants perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

The audit committee of the board of directors periodically meets with the independent auditors and management to satisfy itself that it is properly discharging its responsibilities. The independent auditors have unrestricted access to the audit committee, without management present, to discuss the results of their examination and the quality of financial reporting and internal accounting control.

Signed,
"R.A. Gusella"
President and Chief Executive Officer
Connacher Oil and Gas Limited
March 15, 2005

Signed,
"R. R. Kines"
Vice President, Finance and Chief Financial Officer
March 15, 2005

# Auditors' Report

**To the Shareholders of**
**Connacher Oil and Gas Limited:**

We have audited the consolidated balance sheets of Connacher Oil and Gas Limited as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed,
"DELOITTE & TOUCHE LLP"

Chartered Accountants

Calgary, Alberta
March 11, 2005

# Consolidated Balance Sheets

CONNACHER OIL AND GAS LIMITED

December 31

| | 2004 | 2003 |
|---|---|---|
| | | (restated Notes 2 & 8) |
| | ($) | ($) |
| **ASSETS** | | |
| CURRENT | | |
| Cash | 3,914,181 | 627,302 |
| Accounts receivable | 1,773,005 | 2,657,150 |
| Loan receivable (Note 3) | - | 135,848 |
| Prepaid expenses | 309,062 | 297,009 |
| | 5,996,248 | 3,717,309 |
| Deposits (Note 4) | - | 279,700 |
| Property and equipment (Note 5) | 36,542,595 | 45,177,648 |
| Future income tax asset (Note 6) | 3,678,270 | 4,602,320 |
| | 46,217,113 | 53,776,977 |
| **LIABILITIES** | | |
| CURRENT | | |
| Accounts payable | 2,446,947 | 12,710,892 |
| Bank loans (Note 7) | - | 12,100,000 |
| | 2,446,947 | 24,810,892 |
| Asset retirement obligations (Note 8) | 2,905,477 | 4,784,000 |
| Deferred credits (Note 9) | 353,771 | - |
| Non-controlling interests (Note 11) | 8,930 | - |
| | 5,715,125 | 29,594,892 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital and contributed surplus (Note 10) | 39,290,819 | 19,794,505 |
| Retained earnings | 1,211,169 | 4,387,580 |
| | 40,501,988 | 24,182,085 |
| | 46,217,113 | 53,776,977 |

Commitments, contingencies and guarantees (Note 15).

Approved by the Board

Signed,
"S.D. McGregor"
Stewart D. McGregor, Director

Signed,
"G.W. Freeman"
Gary W. Freeman, Director

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED

Years Ended December 31

| | 2004 | 2003 |
|---|---|---|
| | | (restated Notes 2 & 8) |
| | ($) | ($) |
| **REVENUE** | | |
| Petroleum and natural gas sales | 11,179,404 | 9,930,717 |
| Other income | 36,484 | 51,574 |
| | 11,215,888 | 9,982,291 |
| Royalties | (2,138,916) | (1,794,441) |
| | 9,076,972 | 8,187,850 |
| **EXPENSES** | | |
| Operating | 3,621,804 | 2,935,799 |
| Transportation costs | 143,727 | 115,992 |
| General and administrative | 2,197,239 | 1,121,279 |
| Interest | 770,026 | 755,566 |
| Foreign exchange | 45,524 | 45,190 |
| Depletion, depreciation and accretion (Note 5) | 6,876,110 | 3,707,429 |
| Gain on reorganization of Argentinean operations (Note 11) | (1,353,199) | - |
| | 12,301,231 | 8,681,255 |
| Loss before taxes and non-controlling interests | (3,224,259) | (493,405) |
| Current tax provision (recovery) (Note 6) | 115,472 | (48,183) |
| Future income tax recovery | (372,250) | (4,500,000) |
| | (256,778) | (4,548,183) |
| Earnings (loss) before non-controlling interests (Note 11) | (2,967,481) | 4,054,778 |
| Income applicable to non-controlling interests | 8,930 | - |
| **NET EARNINGS (LOSS)** | (2,976,411) | 4,054,778 |
| **RETAINED EARNINGS, BEGINNING OF YEAR** | 4,387,580 | 500,720 |
| Change in accounting policy (Note 10d) | (200,000) | - |
| Change in accounting policy (Note 8) | - | (167,918) |
| **RETAINED EARNINGS, END OF YEAR** | 1,211,169 | 4,387,580 |
| **EARNINGS (LOSS) PER SHARE** (Note 14) | | |
| Basic | (0.06) | 0.13 |
| Diluted | (0.06) | 0.12 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED

Years Ended December 31

| | 2004 | 2003 |
|---|---|---|
| | | (restated Notes 2 & 8) |
| | ($) | ($) |
| **CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:** | | |
| **OPERATING** | | |
| Net earnings (loss) | (2,976,411) | 4,054,778 |
| Items not affecting cash: | | |
| Depletion, depreciation and accretion | 6,876,110 | 3,707,429 |
| Stock-based compensation (Note 10) | 180,661 | 87,000 |
| Future income tax recovery | (372,250) | (4,500,000) |
| Foreign exchange - non-cash portion | 45,524 | 3,571 |
| Gain on reorganization of Argentinean operations | (1,353,199) | - |
| Income applicable to non-controlling interests | 8,930 | - |
| Cash flow from operations | 2,409,365 | 3,352,778 |
| Changes in non-cash working capital (Note 14) | (9,428,723) | 8,526,133 |
| | (7,019,358) | 11,878,911 |
| **FINANCING** | | |
| Issue of common shares, net of share issue costs | 20,411,953 | 15,026,569 |
| Issue of shares by subsidiary | 1,385,037 | - |
| Increase in (repayment of) bank loans | (12,100,000) | 10,000,000 |
| Lease inducement received | 353,771 | - |
| Repayment of note payable | - | (457,806) |
| | 10,050,761 | 24,568,763 |
| **INVESTING** | | |
| Acquisition and development of oil and gas properties | (17,628,534) | (35,789,621) |
| Proceeds on disposal of oil and gas properties (Note 5) | 17,604,310 | - |
| Deposit on facilities | 279,700 | (279,700) |
| | 255,476 | (36,069,321) |
| **NET INCREASE IN CASH** | 3,286,879 | 378,353 |
| **CASH, BEGINNING OF YEAR** | 627,302 | 248,949 |
| **CASH, END OF YEAR** | 3,914,181 | 627,302 |

SUPPLEMENTARY CASH FLOW INFORMATION (Note 14)

Years Ended December 31, 2004 and 2003

## 1. FINANCIAL STATEMENT PRESENTATION

The company is engaged in oil and gas exploration, development and production activities in Canada and in Argentina.

The consolidated financial statements include the accounts of the company and its subsidiary companies.

## 2. SIGNIFICANT ACCOUNTING POLICIES

***Joint venture operations***

A part of the company's activities are conducted with others, and these consolidated financial statements reflect only the company's proportionate interest in such activities.

***Cash***

Cash includes short-term deposits with initial maturities of three months or less.

***Petroleum and natural gas operations***

The company follows the full cost method of accounting whereby all costs relating to the exploration for and development of crude oil and natural gas reserves are capitalized on a country by country cost centre basis.

Capitalized costs of petroleum and natural gas properties and related equipment within a cost centre are depleted and depreciated using the unit-of-production method based on estimated proven crude oil and natural gas reserves as determined by independent consulting engineers. For the purpose of this calculation, production and reserves of natural gas are converted to equivalent units of crude oil based on relative energy content (6:1).

Costs of acquiring and evaluating unproved properties and major development projects are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves are attributable to the properties or impairment occurs. Gains or losses on sales of properties are recognized only when crediting the proceeds to cost would result in a change of 20 percent or more in the depletion and depreciation rate.

Effective January 1, 2004, the company prospectively adopted Accounting Guideline 16 - "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaced Accounting Guideline 5 - "Full Cost Accounting in the Oil and Gas Industry". AcG-16 is similar to the previous standard, but modifies how the ceiling test is performed and is consistent with CICA section 3063 - "Impairment of Long-Lived Assets" - ("CICA 3063"), which the company also adopted in 2004. The new standards prescribe the recognition of impairment only if the carrying amount of a long-lived asset is not recoverable from its estimated future cash flows. The impairment amount is the difference between the carrying amount and the estimated fair value of the asset. This approach incorporates risks and uncertainties in the expected future cash flows from proved and probable reserves, which are discounted using a risk free rate. The adoption of AcG-16 and CICA 3063 had no effect on the company's financial results.

***Furniture, equipment and leaseholds***

Furniture and equipment are recorded at cost and are being depreciated on a declining balance basis at rates of 20 percent to 30 percent per year. Leaseholds are amortized over the lease term.

***Financial instruments***

Financial instruments include accounts receivable, loan receivable, deposits, accounts payable and bank loans. All carrying values of financial instruments approximate fair value unless otherwise noted.

***Credit risk***

The majority of the accounts receivable is in respect of oil and gas operations. The company generally extends unsecured credit to customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which credit has been extended. The company has not historically experienced any material credit loss in the collection of accounts receivable.

***Commodity and financial risk management***

Effective January 1, 2004, the company prospectively adopted the CICA's Accounting Guideline 13 - "Hedging Relationships" ("AcG-13") and EIC 128 - "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" ("EIC-128"). AcG-13 addresses the types of items that qualify for hedge accounting, the formal

documentation required to enable the use of hedge accounting, and the requirement to evaluate hedges for effectiveness. EIC 128 requires that financial instruments that are not designated as hedges be recorded at fair value on the company's consolidated balance sheet, with subsequent changes in fair value recorded in earnings. The company has not entered into any derivative financial instruments. Therefore, the adoption of AcG-13 and EIC 128 had no effect on the company's financial results.

However, the company periodically enters into fixed price crude oil sales contracts for the physical delivery of its crude oil to reduce the exposure to commodity price fluctuations; and occasionally these contracts are denominated in Canadian dollars to mitigate foreign exchange risks. Additionally, the company's bank loans are subject to floating interest rates.

***Foreign operations***

The company is exposed to risks from foreign exchange rates as it operates internationally and holds foreign denominated cash and short-term investments.

***Foreign currency translation***

The company translates its foreign denominated monetary assets and liabilities at the exchange rate prevailing at year end. Non-monetary assets, liabilities and related depletion and depreciation are translated at historic rates. Revenues and expenses are translated at the average rate of exchange for the year. Any resulting foreign exchange gains or losses are included in operations.

***Asset retirement obligations***

Effective January 1, 2004, the Canadian Institute of Chartered Accountants' ("CICA") new standard on Asset Retirement Obligations was retroactively adopted by the company, with restatement of prior periods. This new section requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition. Under the new standard, the estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired. Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the company's credit adjusted risk-free interest rate. The obligation is reviewed regularly by management based upon current regulations, costs, technologies and industry standards. The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized. The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense. The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties. Actual restoration expenditures are charged to the accumulated obligation as incurred.

Prior to 2004, the company estimated costs of dismantlement, removal and site restoration and recorded them over the remaining life of the proved reserves on the unit-of-production basis. The annual provision was included in depletion and depreciation expense and was accrued as a future site restoration liability on the balance sheet. Actual restoration expenditures were charged to the accumulated obligation as incurred.

***Flow-through shares***

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. In 2004, the company prospectively adopted EIC 146 - "Flow-Through Shares". Accordingly, share capital is reduced and the future income tax asset is decreased by the tax benefits related to the expenditures at the time they are renounced. Previously, the company recorded the tax benefits renounced at the time the qualifying expenditures were incurred.

***Revenue recognition***

Petroleum and natural gas sales are recognized as revenue at the time the respective commodities are delivered to purchasers. Gains and losses on forward fixed price commodity contracts are included in petroleum and natural gas sales revenue when the gain or loss occurs.

***Transportation costs***

Consistent with the recommendations of new CICA Handbook Section 1100, transportation costs are disclosed as a separate expense in the consolidated statement of operations and retained earnings. Comparative amounts have been restated accordingly.

***Stock-based compensation plan***

Effective January 1, 2004, the CICA's new standard on stock-based compensation was retroactively adopted by the company, without restatement of prior periods. This new section requires that as at the date of grant the fair value of stock options granted to both employees and non-employees be determined and expensed over the vesting period. Stock compensation expense is included in general and administrative expenses and credited to contributed surplus. Upon exercise of the options, the exercise proceeds, together with amounts credited to contributed surplus, are credited to share capital. The company previously only expensed the fair value of stock options granted to non-employees.

***Income taxes***

The company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributed to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future tax assets recognized are assessed by management at each balance sheet date for impairment.

***Measurement uncertainty***

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations, amounts used for ceiling test and impairment calculations and amounts used in the determination of the future tax asset are based on estimates of natural gas and crude oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and the related future cash flows are subject to measurement uncertainty.

***Per share amounts***

Basic per share amounts are calculated using the weighted average number of common shares outstanding for the period. The company follows the treasury stock method to calculate diluted per share amounts. The treasury stock method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period.

## 3. LOAN RECEIVABLE

The loan receivable was due from the operator of the Argentinean property concession in which the company held a 50 percent working interest. In 2004, the operator's interest was acquired and the loan receivable was recovered in full.

## 4. DEPOSITS – LONG TERM

A deposit on costs to construct a natural gas pipeline paid in 2003 were reimbursable over the next four years based upon volumes transported on the pipeline. During 2004 the company sold its interest in the pipeline and the costs were charged to property and equipment.

## 5. PROPERTY AND EQUIPMENT

| | Cost<br>$ | Accumulated Depletion, Depreciation and Amortization<br>$ | Net Book Value<br>$ |
|---|---|---|---|
| **2004** | | | |
| Petroleum and natural gas properties and equipment | **46,616,971** | **10,654,358** | **35,962,613** |
| Furniture, equipment and leaseholds | **806,314** | **226,332** | **579,982** |
| | **47,423,285** | **10,880,690** | **36,542,595** |
| **2003** (restated) | | | |
| Petroleum and natural gas properties and equipment | 50,157,118 | 5,170,086 | 44,987,032 |
| Furniture and equipment | 305,504 | 114,888 | 190,616 |
| | 50,462,622 | 5,284,974 | 45,177,648 |

Included in Property and Equipment are estimated future asset retirement costs of $1,851,300 (2003 - $3,907,901).

In July 2004 the company sold certain petroleum and natural gas properties for gross proceeds of $17.6 million. As there was no significant change in the rate of depletion, no gain or loss was recognized. These financial statements reflect operating results from these properties until the date the sale closed. The asset retirement obligation was also reduced to reflect this disposition.

In 2004 the company acquired the non-owned 50 percent interest in an oil and gas concession in Argentina for US $1.5 million. The purchase price was negotiated at arms-length with the operator of the property. The company's 100 percent interest in the properties was subsequently sold to a related party, Petrolifera Petroleum Limited ("Petrolifera"). The company's carrying value was used to record the sale. As consideration for the properties sold, Connacher received a $4 million promissory note and eight million Petrolifera common shares. Immediately after the transaction, Petrolifera

paid $1.25 million in partial satisfaction of the promissory note from proceeds of an equity sale, which reduced Connacher's interest in Petrolifera to 61 percent (see Note 16).

In 2003 the company purchased producing oil properties in the Battrum area of southwest Saskatchewan in two separate transactions from independent oil companies for total cash consideration of $10 million.

In 2004, the company capitalized $70,700 (2003 - $204,300) of general and administrative expenses related to exploration and development activities and $113,000 (2003 – nil) of interest costs related to major development projects.

Capital costs of $4.4 million (2003 - nil) related to major development projects in a pre-production state have been excluded from depletable costs. No proved reserves have been assigned to those projects. Undeveloped land acquisition costs of $3.4 million (2003 - $3.4 million) were also excluded from the depletion calculation.

Depletion, depreciation and accretion expense includes a charge of $178,000 to accrete the company's estimated asset retirement obligations (Note 8).

The ceiling test as at December 31, 2004 excludes $3.4 million of unproved properties and $4.4 million of major development projects which have been separately evaluated by management for impairment. Based on the ceiling test and other assessments, no impairment has been recorded at December 31, 2004.

Connacher's oil and natural gas reserves were evaluated by independent reservoir engineers as at December 31, 2004 in a report dated March 2, 2005. The evaluation was conducted in accordance with Canadian Securities Regulators' National Instrument 51-101 ("NI 51-101"), using the following base price assumptions adjusted for the company's oil sales contract, its product quality and transportation differentials:

| | WTI @ Cushing ($US/bbl) | Alberta Spot ($/mcf) |
|---|---|---|
| 2005 | 45.00 | 6.87 |
| 2006 | 40.80 | 6.67 |
| 2007 | 36.41 | 6.45 |
| 2008 | 34.49 | 5.87 |
| 2009 | 32.47 | 5.51 |
| | + approximately 2% thereafter | + approximately 2% thereafter |

## 6. INCOME TAXES

The 2004 current income tax provision of $115,472 is comprised of Argentinean income taxes payable. The 2003 tax recovery of $48,183 was comprised of Argentinean taxes recoverable.

A future tax recovery of $372,000 was recorded in 2004. In 2003 the company recognized the tax benefit of its previously unrecognized tax assets, resulting in a recovery of $4.5 million.

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

| | Years Ended December 31 | |
|---|---|---|
| | **2004** | **2003** |
| | **$** | $ |
| Loss before income taxes and non-controlling interests | **(3,224,300)** | (493,405) |
| Canadian statutory rate | **39.1%** | 42.15% |
| Expected income taxes recoverable | **(1,260,700)** | (208,000) |
| Non-deductible Canadian crown payments | **691,700** | 551,500 |
| Canadian resource allowance | **(366,600)** | (444,300) |
| Benefit (reduction) of tax deductions not previously recognized | **269,000** | (4,739,700) |
| Impact of reduction in Canadian tax rates | **294,300** | 340,500 |
| Foreign taxes (recovery) | **115,500** | (48,183) |
| Provision for taxes (recovery) | **(256,800)** | (4,548,183) |

The company had the following deductible temporary differences:

| | As at December 31 | |
|---|---|---|
| | **2004** | **2003** |
| | **$** | $ |
| Tax basis in excess of book value of property and equipment | **4,415,000** | 5,143,100 |
| Non-capital losses carried forward | **4,848,000** | 6,283,900 |
| | **9,263,000** | 11,427,000 |

At December 31, 2004, the company had approximately $38 million of deductible tax pools in Canada.

Additionally, at December 31, 2004, the company had non-capital losses of $4,848,000 available to be carried forward for deduction against future taxable income. These losses do not expire before 2009.

## 7. BANK LOANS

As at December 31, 2004, the company had available a $6.6 million Revolving Reducing Demand Loan ("LOC") with no scheduled monthly reductions. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At December 31, 2004, the company had not drawn any amount on this facility.

Additionally, the company had a $2,000,000 Non-Revolving Acquisition/ Development Demand Loan Facility ("AD Facility"). At December 31, 2004, the company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts of the AD Facility.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

## 8. ASSET RETIREMENT OBLIGATIONS

The company has adopted the new CICA recommendations on the recognition of obligations to retire long-lived assets. The change was made effective January 1, 2004 and the revision was applied retroactively. The impact of this change was as follows:

***Consolidated Balance Sheet – as at December 31, 2003***

| | As Reported | Change | As Restated |
|---|---|---|---|
| | $ | $ | $ |
| Assets | | | |
| Property and equipment, net | 41,269,748 | 3,907,900 | 45,177,648 |
| Future income tax asset | 4,402,320 | 200,000 | 4,602,320 |
| Liabilities and shareholders' equity | | | |
| Asset retirement obligations | - | 4,784,000 | 4,784,000 |
| Provision for site restoration and abandonment | 372,644 | (372,644) | - |
| Retained earnings | 4,691,036 | (303,456) | 4,387,580 |

As a result of adopting the new standard, the cumulative earnings impact of $303,456 at January 1, 2004 ($167,918 at January 1, 2003) has been charged to the opening balance of Retained Earnings. The impact of this new accounting policy for 2004 was to decrease the net loss by $178,000 (2003 - $135,500).

At December 31, 2004 the estimated total undiscounted amount required to settle the asset retirement obligations was $5.6 million. These obligations are expected to be settled over the useful lives of the underlying assets, which currently extend up to 16 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of six percent.

Changes to asset retirement obligations were as follows:

| | Year ended December 31, 2004 |
|---|---|
| | $ |
| Asset retirement obligations, beginning of year | **4,784,000** |
| Liabilities incurred | **663,406** |
| Liabilities disposed | **(2,466,660)** |
| Accretion (included in depletion expense) | **178,000** |
| Revisions to estimates | **(46,496)** |
| Liabilities settled during the year | **(206,773)** |
| Asset retirement obligations, December 31, 2004 | **2,905,477** |

## 9. DEFERRED CREDITS

During 2004, the company received an office lease inducement which is being amortized against office rent expense over the six year term of the lease.

## 10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

***Authorized***

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

***Issued***

Only common shares have been issued by the company.

| | Number of Shares | Amount $ |
|---|---|---|
| Share Capital: | | |
| Balance, December 31, 2002 | 24,175,334 | 4,681,083 |
| Issued for cash by private placement (a) | 13,407,955 | 12,320,700 |
| Assigned value of warrants issued (a) | | 205,500 |
| Issued upon exercise of options (d) | 534,000 | 133,000 |
| Issued upon exercise of warrants (e) | 7,785,636 | 3,236,114 |
| Assigned value of warrants exercised (a) | | (36,300) |
| Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (f) | | (575,680) |
| Share issue costs | | (1,194,630) |
| Tax effect of share issue costs | | 478,000 |
| Repayment of Share Purchase Loans and interest (b) | | 368,385 |
| Balance, December 31, 2003 | 45,902,925 | 19,616,172 |
| Issued for cash by private placement (c) | 41,706,663 | 20,832,298 |
| Assigned value of warrants issued (c) | | 441,700 |
| Issued upon exercise of options (d) | 575,000 | 178,236 |
| Issued upon exercise of warrants (e) | 1,442,155 | 766,788 |
| Assigned value of warrants exercised (a) | | (45,700) |
| Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (f) | | (1,970,000) |
| Share issue costs | | (1,737,633) |
| Tax effect of share issue costs | | 673,700 |
| Balance, Share Capital, December 31, 2004 | 89,626,743 | 38,755,561 |
| Contributed Surplus: | | |
| Balance, December, 31, 2002 | | 97,533 |
| Fair value of share options granted (d) | | 87,000 |
| Share options exercised (d) | | (6,200) |
| Balance, December 31, 2003 | | 178,333 |
| Change in accounting policy (d) | | 200,000 |
| Fair value of share options granted (d) | | 180,661 |
| Share options exercised (d) | | (23,736) |
| Balance, Contributed Surplus, December 31, 2004 | | 535,258 |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2003, restated (d) | | 19,794,505 |
| December 31, 2004 | | 39,290,819 |

***(a) Private Placements - 2003***

In March 2003 the company issued 4,542,155 units, consisting of one common share and one share purchase warrant ("warrant"), at a price of $0.45 per unit. Each warrant entitled the holder to purchase one additional common share from treasury at a price of $0.50 per share any time before February 28, 2005. For accounting purposes, a fair value of $143,500 was ascribed to the issued warrants. As partial compensation for distributing the private placement, selling agents were issued 227,107 warrants on the same terms. For accounting purposes, a fair value of $10,500 was assigned to these issued warrants. In 2004, 1,427,655 (2003 – 560,850) warrants were exercised. (Note 16)

In December 2003 the company issued from treasury 5,162,000 common shares at $1.05 per share and 3,703,800 flow-through common shares at $1.35 per share, renouncing resource expenditures of $5,000,130 effective December 31, 2003. As partial compensation for distributing the shares, selling agents were issued 310,303 warrants, each warrant entitling the holder to acquire one common share from treasury at a price of $1.18 on or before December 10, 2004. For accounting purposes, a fair value of $51,500 was assigned to these issued warrants, all of which expired in 2004 without being exercised.

**(b) Share Purchase Loans**

Pursuant to a Loan and Share Pledge Agreement dated July 5, 2001, the company provided a loan to the Chief Executive Officer in the amount of $200,000. This amount was secured by one million common shares and one million common share purchase warrants of the company, bore interest at bank prime and was due on the earlier of July 5, 2004 or the date of the sale of the securities.

Pursuant to a Loan and Share Pledge Agreement dated August 31, 2001, the company provided a loan to the Chief Operating Officer in the amount of $147,000. This amount was secured by 700,000 common shares and 700,000 common share purchase warrants of the company, bore interest at bank prime and was due on the earlier of August 31, 2004 or the date of the sale of the securities.

In 2003 the share purchase loans, including interest, were repaid.

**(c) Private Placement – 2004**

In November and December 2004 the company issued from treasury 30,000,000 common shares at $0.475 per share and 11,706,663 common shares on a flow-through basis at $0.60 per share, renouncing resource expenditures of $7,023,998 effective December 31, 2004. As partial compensation for distributing the shares, selling agents were issued 2,487,368 warrants, with each warrant entitling the holder to acquire one common share from treasury at a price of $0.59 anytime before June 7, 2006 and 2,400 warrants exercisable at $0.61 anytime before June 7, 2006. For accounting purposes a fair value of $441,700 was assigned to the issued warrants. None of these warrants were exercised in 2004.

**(d) Stock Options**

A summary of the company's outstanding stock option grants, as at December 31, 2004 and 2003 and changes during those years is presented below:

| | **2004** | | **2003** | |
|---|---|---|---|---|
| | **Number of Shares** | **Weighted Average Exercise Price** | **Number of Shares** | **Weighted Average Exercise Price** |
| | | **$** | | $ |
| Outstanding, beginning of year | **2,830,000** | **0.45** | 2,324,000 | 0.31 |
| Granted | **2,138,000** | **0.57** | 1,040,000 | 0.65 |
| Expired | **(404,400)** | **0.53** | - | - |
| Exercised | **(575,000)** | **0.27** | (534,000) | (0.24) |
| Outstanding, end of year | **3,988,600** | **0.53** | 2,830,000 | 0.45 |

All stock options have been granted for a period of five years. Stock options granted prior to 2004 are fully vested; 335,000 stock options granted in 2004 vest one-third upon grant, one-third one year after grant and one-third two years after grant and 1,803,000 options granted in 2004 vest one-third one year after grant, one-third two years after grant and one-third three years after grant. The table below summarizes unexercised stock options.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 530,000 | 1.6 |
| $0.31 - $0.70 | 2,723,600 | 2.8 |
| $0.71 - $1.00 | 495,000 | 3.7 |
| $1.01 - $1.52 | 240,000 | 4.2 |
| | 3,988,600 | |

Effective January 1, 2004, the CICA's new standard on stock-based compensation was retroactively adopted by the company, without restatement of prior periods. This new section requires that as at the date of grant the fair value of stock options granted to both employees and non-employees be determined and expensed over the vesting period. Stock compensation expense is included in general and adminitstative expenses. The company previously only expensed the fair value of stock options granted to non-employees. This change resulted in a $200,000 decrease to the opening balance of Retained Earnings and a $200,000 increase in the opening balance of Contributed Surplus. The impact of adopting this new accounting policy was to increase the current year net loss by $146,090 (2003-nil)

In 2004 a compensatory non-cash expense of $180,661 (2003 - $87,000) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the year.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2004 | 2003 |
|---|---|---|
| Risk free interest rate | **3.0%** | 3.0% |
| Expected option life (years) | **3** | 3 |
| Expected volatility | **53%** | 53% |

The weighted average fair value at the date of grant of all options granted in 2004 was $0.22 per option (2003 - $0.22).

***(e) Share purchase warrants***

A summary of the company's outstanding share purchase warrants, as at December 31, 2004 and 2003 and changes during the years is presented below:

| | 2004 | 2003 |
|---|---|---|
| Outstanding, beginning of year | **4,984,145** | 7,670,216 |
| Issued in the year | **2,499,768** | 5,099,565 |
| Exercised in the year | **(1,442,155)** | (7,785,636) |
| Expired in the year | **(741,233)** | - |
| Outstanding, end of year | **5,300,525** | 4,984,145 |

The 5,300,525 warrants outstanding are exercisable to purchase common shares from treasury as follows:

(i) 2,800,757 common shares at $0.50 per share until their expiry on February 28, 2005 (Note 16);

(ii) 2,487,368 common shares at $0.59 per share until their expiry on June 7, 2006;

(iii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and

(iv) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

***(f) Flow-through shares***

In 2004 the company incurred all of its $5 million resource expenditures commitment related to its 2003 flow-through common share financing and recognized the related tax effect of $1,970,000. Additionally, the company renounced a further $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures will be recorded in 2005; the company has until December 31, 2005 to incur those expenditures.

## 11. REORGANIZATION OF ARGENTINEAN OPERATIONS

In 2004 the company reorganized its Argentinean oil and gas properties by acquiring the non-owned 50 percent operated interest in an arms length transaction from its joint venturer for US $1.5 million. Late in 2004, Connacher incorporated a subsidiary, Petrolifera and sold its Argentinean assets to Petrolifera for eight million Petrolifera common shares and a $4 million promissory note (Note 5). Concurrent with acquiring the Argentinean assets from Connacher, Petrolifera closed a $1.5 million private placement equity financing consisting of common shares and common share purchase warrants. The financing had the effect of reducing Connacher's equity interest in Petrolifera from 100 percent to 61 percent, as Connacher did not participate in the financing. The 39 percent reduction in its holding resulted in a dilution gain to the company of $1,353,199 ($825,451, after tax). Immediately after the transaction, Petrolifera paid $1.25 million in partial satisfaction of the promissory note (Note 16).

## 12. SEGMENTED INFORMATION

The company has operations in Canada and Argentina; all operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

| | Canada | Argentina | Total |
|---|---|---|---|
| | $ | $ | $ |
| **2004** | | | |
| Revenue, gross | **10,184,516** | **1,031,372** | **11,215,888** |
| Net earnings (loss) | **(3,049,181)** | **72,770** | **(2,976,411)** |
| Property and equipment | **33,723,669** | **2,818,926** | **36,542,595** |
| Capital expenditures | **17,013,221** | **615,313** | **17,628,534** |
| Total assets | **43,214,727** | **3,002,386** | **46,217,113** |
| **2003** | | | |
| Revenue, gross | 9,273,279 | 709,012 | 9,982,291 |
| Net earnings, restated (Notes 2 & 8) | 3,883,511 | 171,267 | 4,054,778 |
| Property and equipment, restated (Notes 2 & 8) | 44,480,544 | 697,104 | 45,177,648 |
| Capital expenditures | 35,224,026 | 565,595 | 35,789,621 |
| Total assets, restated (Notes 2 & 8) | 52,694,969 | 1,082,008 | 53,776,977 |

## 13. RELATED PARTY TRANSACTIONS

The company paid the following amounts (including professional fees) to companies in which officers or directors of the company are related parties:

| | 2004 | 2003 |
|---|---|---|
| | **$** | $ |
| Consulting fees | **Nil** | 167,200 |
| Professional legal fees | **250,800** | 200,000 |

Transactions with the foregoing related parties occurred within the normal course of business and have been measured at their exchange amount on normal business terms. The exchange amount is the amount of consideration established and agreed to by the related parties.

## 14. SUPPLEMENTARY INFORMATION

### (a) *Per share amounts*

The following table summarizes the common shares used in per share calculations.

| For the years ended December 31 | 2004 | 2003 |
|---|---|---|
| Weighed average common shares outstanding | **50,907,942** | 32,362,110 |
| Dilutive effect of stock options and stock purchase warrants | **2,420,609** | 2,971,014 |
| Weighed average common shares outstanding - diluted | **53,328,551** | 35,333,124 |

### (b) *Net change in non-cash working capital*

| For the years ended December 31 | 2004 | 2003 |
|---|---|---|
| | **$** | $ |
| Accounts receivable | **711,424** | 1,737,066 |
| Loan receivable | **135,848** | 4,972 |
| Prepaid expenses | **(12,053)** | (122,721) |
| Accounts payable | **(10,263,942)** | 10,380,948 |
| Total | **(9,428,723)** | 8,526,133 |

### (c) *Supplementary cash flow information*

| For the years ended December 31 | 2004 | 2003 |
|---|---|---|
| | **$** | $ |
| Interest paid | **883,026** | 755,566 |
| Income taxes paid | **76,006** | 14,092 |

## 15. COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 16)

The company has entered into a crude oil sale agreement with an independent integrated oil company to sell 250 bbl/d medium gravity crude oil production at CDN $44.08 (before deduction for crude oil price differential) from April 1, 2004 to March 31, 2005. Management does not intend to renew this agreement at expiry.

The company's annual commitments under leases for office premises and operating costs, field compression equipment, software license agreements and other equipment are as follows:

2005 - $475,000; 2006 - $394,000; 2007 - $374,000; 2008 - $527,000; 2009 - $521,000; thereafter - $215,000.

Additionally, the company has various guarantees and indemnifications in place in the ordinary course of business, none of which are expected to have a significant impact on the company's financial statements or operations.

## 16. SUBSEQUENT EVENTS

(a) In January and February 2005, 2,785,757 of the common share purchase warrants exercisable at $0.50 until February 28, 2005, were exercised. This resulted in the issuance of the 2,785,757 common shares and the receipt of $1.4 million cash to the company.

(b) In March 2005, Petrolifera completed a $7 million private placement financing consisting of common shares and common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher, pursuant to an outstanding promissory note to $750,000.

Also in March 2005, Petrolifera qualified to acquire two significant oil and gas exploration licenses in Peru. The licenses will be owned by Petrolifera when they are formally awarded. In exchange for its support and providing a guarantee for certain cost commitments of Petrolifera, Connacher received a 10 percent carried working interest through the drilling of the first well in each license, and an option to acquire up to 200,000 Petrolifera common shares at $0.50 per common share. Connacher's guarantee is limited to amounts specified over the terms of the licenses. Over the next 24 months, the guarantee is limited to US $200,000. Connacher has been indemnified from Petrolifera for this guarantee.

# THREE-YEAR HISTORICAL SUMMARY

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **FINANCIAL HIGHLIGHTS** | | | |
| ($000 except per share amounts) - Unaudited | | | |
| Total revenue | **11,216** | 9,982 | 4,326 |
| Cash flow from operations (1) | **2,409** | 3,353 | 1,047 |
| Basic, per share (1) | **0.05** | 0.10 | 0.05 |
| Diluted, per share (1) | **0.05** | 0.10 | 0.05 |
| Net earnings (loss) | **(2,976)** | 4,055 | 208 |
| Basic, per share | **(0.06)** | 0.13 | 0.03 |
| Diluted, per share | **(0.06)** | 0.12 | 0.03 |
| Capital expenditures | **17,629** | 35,790 | 9,014 |
| Proceeds on disposal of oil and gas properties | **17,604** | - | - |
| Bank debt and note payable | **-** | 12,100 | 2,558 |
| Working capital deficiency (surplus) | **(3,549)** | 8,994 | 846 |
| Net debt (cash on hand) | **(3,914)** | 21,094 | 3,404 |
| Shareholders' equity | **40,502** | 24,182 | 4,986 |
| Total assets | **46,217** | 53,777 | 12,692 |
| **OPERATING HIGHLIGHTS** | | | |
| Production | | | |
| Natural gas (mcf/d) | **1,620** | 1,190 | 1,365 |
| Crude oil (bbl/d) | **785** | 789 | 340 |
| Equivalent (boe/d) (2) | **1,055** | 987 | 568 |
| Pricing | | | |
| Crude Oil ($/bbl) | **31.42** | 30.03 | 25.30 |
| Natural gas ($/mcf) | **3.62** | 2.95 | 2.28 |
| Selected Highlights ($/boe) (2) | | | |
| Weighted average sales price | **28.95** | 27.56 | 20.64 |
| Royalties | **5.54** | 4.98 | 2.88 |
| Operating and transportation costs | **9.75** | 8.47 | 7.85 |
| Netback (1), (2), (3) | **13.75** | 14.25 | 10.15 |
| Reserves (mboe) (2) | | | |
| Proved | **2,078** | 3,085 | 1,513 |
| Probable | **1,763** | 2,489 | 249 |
| Possible | **53,070** | 1,484 | - |
| Total | **56,912** | 7,058 | 1,762 |
| **COMMON SHARE INFORMATION** | | | |
| Shares outstanding at end of period (000) | **89,627** | 45,903 | 24,175 |
| Weighted average shares outstanding | | | |
| Basic (000) | **50,908** | 32,362 | 19,890 |
| Diluted (000) | **53,329** | 35,333 | 20,377 |
| Volume traded during the year (000) | **84,950** | 39,445 | 84,946 |
| Common share price ($) | | | |
| High | **1.75** | 1.60 | 0.68 |
| Low | **0.28** | 0.30 | 0.20 |
| Close, end of year | **0.55** | 1.60 | 0.43 |

(1) Cash flow from operations, cash flow per share and netback are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.
(2) Per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
(3) For detailed netbacks by product type and by country, see MD&A - "Operating Expenses and Operating Netbacks".

# Corporate Information

## officers

**Richard A. Gusella**
President and Chief Executive Officer

**Peter D. Sametz**
Executive Vice President and
Chief Operating Officer

**Richard R. Kines**
Vice President, Finance and
Chief Financial Officer

**Timothy J. O'Rourke**
Vice President, Oil Sands Operations

**Jennifer K. Kennedy**
Corporate Secretary
Partner, Macleod Dixon LLP

## auditors

**Deloitte & Touche LLP,** Calgary

## bankers

**National Bank of Canada,** Calgary

## solicitors

**Macleod Dixon, LLP,** Calgary

## reservoir engineers

**DeGolyer and MacNaughton**
**Canada Limited,** Calgary

## registrar and transfer agent

**Valiant Trust Company,** Calgary
**Equity Transfer Services Inc.,** Toronto

## subsidiaries

**COGL Resources Ltd. - (100%)**
**Great Divide Oil Corporation - (100%)**
**Petrolifera Petroleum Ltd. - (61%)**

## stock exchange listing

**Toronto Stock Exchange**
**Trading symbol - CLL**

## head office

**Suite 2600**
**530 - 8th Avenue SW**
**Calgary, Alberta**
**Canada T2P 3S8**

**tel 403.538.6201 / fax 403.538.6225**

**www.connacheroil.com**
**inquiries@connacheroil.com**

## board of directors

**Richard A. Gusella**
President and Chief Executive Officer
Connacher Oil and Gas Limited, Calgary

**Charles W. Berard** (2, 3)
Chairman, Governance Committee
Partner, Macleod Dixon LLP, Calgary

**Colin M. Evans** (1, 2, 3, 4)
President, Evans & Co. Inc., Calgary

**Gary W. Freeman** (1, 3)
Chairman, Human Resources Committee
Co-founder and Director,
Spirit Energy, Calgary

**Stewart D. McGregor** (1, 2, 5)
Chairman, Audit Committee
President, Camun Consulting Ltd.

(1) **Audit Committee**
(2) **Governance Committee**
(3) **Human Resources Committee**
(4) **Chairman, Audit Committee, effective March 23, 2005**
(5) **Lead Director, effective March 23, 2005**

# Abbreviations

**ARTC**
Alberta Royalty Tax Credit

**bbls**
barrels

**bbl/d**
barrels per day

**bcf**
billion cubic feet

**boe**
barrels of oil equivalent

**boe/d**
barrels of oil equivalent per day

**DCF**
discounted cash flow

**GJ**
gigajoule

**mbbls**
thousand barrels

**mboe**
thousand barrels of oil equivalent

**mcf**
thousand cubic feet

**mcf/d**
thousand cubic feet per day

**mmbbls**
million barrels

**mmboe**
million barrels of oil equivalent

**mmcf**
million cubic feet

**mmcf/d**
million cubic feet per day

**NGLs**
natural gas liquids

**PV**
present value

**WI**
working interest

**WTI**
West Texas Intermediate

designed & produced by iradesso communications

**Connacher Oil and Gas Limited**
Suite 2600, 530 - 8th Avenue SW
Calgary, Alberta Canada T2P 3S8
T 403.538.6201 ■ F 403.538.6225
www.connacheroil.com
inquiries@connacheroil.com

**FORM 52-109FT1**

**CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD**

I, **Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "Issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 23, 2005.

(signed) *"Richard A. Gusella"*
President and Chief Executive Officer



*31469\179667\611739.v2*

## FORM 52-109FT1

## CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Richard R. Kines, Chief Financial Officer of Connacher Oil and Gas Limited**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "Issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 23, 2005.

(signed) *"Richard R. Kines"*
Chief Financial Officer

FEE RULE
FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS



**Reporting Issuer Name:** Connacher Oil and Gas Limited

**Participation Fee for the Financial Year Ending:** December 31, 2004

**Complete Only One of 1, 2 or 3:**

**1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)**

Market value of equity securities:

| | | | |
|---|---|---|---|
| Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | | | 89,626,743 |
| *Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)* | X | $0.644 | |
| Market value of class or series | = | $57,719,622.49 | |
| (Repeat the above calculation for each class or series of equity securities of the *reporting issuer that are listed and posted for trading, or quoted on a marketplace in* Canada or the United States of America at the end of the financial year) | | | |
| | | | $57,719,622.49(A) |

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
**[Provide details of how determination was made.]**

| | |
|---|---|
| | ______ (B) |
| (Repeat for each class or series of corporate debt or preferred shares) | ______ (A) |
| **Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** | $57,719,622.49(A) |
| **Total fee payable in accordance with Appendix A of the Rule** | $7,500 |
| Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) | ______ |
| Total Fee Payable x (Number of months remaining in financial year or or elapsed since most recent financial year) ______ | ______ |
| Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) | ______ |

Macleod Dixon LLP
Lawyers
Calgary Toronto Moscow
Almaty/Atyrau Caracas Rio de Janeiro

Our File: 179667

**Jennifer K. Kennedy**
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

March 31, 2005

**BY SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

**Dear Sirs/Mesdames:**

**Re: Connacher Oil and Gas Limited (the "Corporation")**

We act as counsel to the Corporation and, on its behalf, hereby give notice that the Corporation is relying on its annual information form filed under National Instrument 51-102 ("NI 51-102") as its annual information form under National Instrument 44-101. The SEDAR Project Number of the Corporation's annual information form under NI 51-102 is 00757651.

Sincerely,

MACLEOD DIXON LLP

(signed) "Jennifer K. Kennedy"

//pm

3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2
Telephone: (403) 267-8222 Fax: (403) 264-5973 Website: www.macleoddixon.com

VALIANT
*Trust Company*

310, 606 - 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: inquiries@valianttrust.com

February 28, 2005

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
TSX Exchange *(via SEDAR)*



Dear Sirs,

**Re: Connacher Oil & Gas Limited**
**CUSIP/ISIN: 20588Y103/ CA20588Y1034**
**Annual & Special Meeting of Shareholders**

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Connacher Oil & Gas Limited:

| | |
|---|---|
| Issuer: | Connacher Oil & Gas Limited |
| Meeting Type: | Annual & Special Meeting |
| CUSIP / ISIN: | 20588Y103 / CA20588Y1034 |
| Meeting Date: | May 10, 2005 |
| Record Date for Notice: | March 23, 2005 |
| Record Date for Voting: | March 23, 2005 |
| Beneficial Ownership Determination Date: | March 23, 2005 |
| Class of Securities Entitled to Receive Notice: | Common Shares |
| Class of Securities Entitled to Vote: | Common Shares |
| Place: | Calgary, Alberta |

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Connacher Oil & Gas Limited.

Yours truly,

"Lita Tan"

Lita Tan
Account Manager

c.c. Connacher Oil & Gas Limited, Attn: Mr. Richard Gusella

# CONNACHER OIL AND GAS LIMITED
## Suite 2600
## 530, 8th Avenue SW
## Calgary, Alberta T2P 3S8

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of the shareholders (the "Meeting") of Connacher Oil and Gas Limited (the "Corporation") will be held in the Auditorium, 3rd Floor, Watermark Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at 3:00 p.m. (Calgary time) on Tuesday, May 10, 2005 for the following purposes:

1. To receive the Financial Statements of the Corporation for the year ended December 31, 2004 together with the report of the auditors thereon.

2. To elect directors as described in the Information Circular accompanying this Notice.

3. To appoint the auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditors' remuneration.

4. To consider and, if thought fit, pass an ordinary resolution authorizing an amendment to the Stock Option Plan of the Corporation to replace Common Shares which have been issued upon the exercise of previously granted options and to increase the number of Common Shares available for issuance under the Stock Option Plan as described in the Information Circular accompanying this Notice.

5. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

**If you are a *registered shareholder* of the Corporation and are unable to attend the Meeting in person, please date and sign the enclosed form of proxy and deliver or mail it in the enclosed envelope to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. In order to be valid and acted upon at the Meeting or any adjournment thereof, proxies must be received at the aforesaid address not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.**

**If you are an *unregistered shareholder* of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided therein.**

**Only registered shareholders as at March 23, 2005 and their duly appointed proxyholders will be entitled to vote at the Meeting.**

DATED at Calgary, Alberta, this 24th day of March, 2005.

By Order of the Board of Directors

(signed) *"Richard A. Gusella"*

Richard A. Gusella
President and Chief Executive Officer

# CONNACHER OIL AND GAS LIMITED

**Suite 2600**
**530, 8th Avenue SW**
**Calgary, Alberta T2P 3S8**



## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of the shareholders (the "Meeting") of Connacher Oil and Gas Limited (the "Corporation") will be held in the Auditorium, 3rd Floor, Watermark Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at 3:00 p.m. (Calgary time) on Tuesday, May 10, 2005 for the following purposes:

1. To receive the Financial Statements of the Corporation for the year ended December 31, 2004 together with the report of the auditors thereon.

2. To elect directors as described in the Information Circular accompanying this Notice.

3. To appoint the auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditors' remuneration.

4. To consider and, if thought fit, pass an ordinary resolution authorizing an amendment to the Stock Option Plan of the Corporation to replace Common Shares which have been issued upon the exercise of previously granted options and to increase the number of Common Shares available for issuance under the Stock Option Plan as described in the Information Circular accompanying this Notice.

5. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

**If you are a *registered shareholder* of the Corporation and are unable to attend the Meeting in person, please date and sign the enclosed form of proxy and deliver or mail it in the enclosed envelope to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. In order to be valid and acted upon at the Meeting or any adjournment thereof, proxies must be received at the aforesaid address not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.**

**If you are an *unregistered shareholder* of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided therein.**

**Only registered shareholders as at March 23, 2005 and their duly appointed proxyholders will be entitled to vote at the Meeting.**

DATED at Calgary, Alberta, this 24th day of March, 2005.

By Order of the Board of Directors

(signed) *"Richard A. Gusella"*

Richard A. Gusella
President and Chief Executive Officer

# CONNACHER OIL AND GAS LIMITED

## INFORMATION CIRCULAR

## March 24, 2005

**THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CONNACHER OIL AND GAS LIMITED** (the "Corporation" or "Connacher") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on Tuesday, May 10, 2005, at 3:00 p.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a *registered shareholder* and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy enclosed herewith and return the same to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. If you are an *unregistered shareholder* and receive these materials through your broker or through another intermediary, please complete and return the instrument of proxy in accordance with the instructions provided therein.

The solicitation of proxies is intended to be made primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation. Except where otherwise stated, the information contained herein is given as of March 24, 2005.

## GENERAL

### Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are officers and directors of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT SUCH SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and instruct the nominee on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or the shareholder's attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

**Voting of Proxies**

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct its proxyholder how to vote the shareholder's shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated in the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

**Advice to Beneficial Shareholders**

**The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not own shares in their own name.** Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of a broker (or agent of the broker), a Beneficial

Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

**Voting Shares and Principal Holders Thereof**

As at March 21, 2005, the Corporation's issued and outstanding voting shares consist of 92,652,500 Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

The Corporation has set the close of business on March 23, 2005 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the Common Shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of the holder's shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares, and demands at any time before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote the shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no person, firm or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying 10 percent or more of the voting rights attached to the voting securities of the Corporation.

## EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

**Executive Compensation**

During fiscal 2004, the Corporation had four executive officers. The following table discloses, for the periods indicated, total compensation received by the following executive officers: the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer (collectively, the "Named Executive Officers"). The salary and bonus paid or payable to the remaining two executive officers in respect of fiscal 2004 did not exceed $150,000.

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| **Name and Principal Position** | **Year** | **Salary ($)** | **Bonus ($)** | **Other Annual Compensation ($)** | **Securities Under Options Granted[1] (#)** | **Shares or Share Units Subject to Resale Restrictions($)** | **LTIP Payouts ($)** | **All Other Compensation ($)** |
| Richard A. Gusella President and Chief Executive Officer | 2004 | 150,000 | 59,000 | --[3] | 300,000 | Nil | Nil | Nil |
| | 2003 | 120,000[2] | 35,200 | 15,576[3] | 140,000 | Nil | Nil | Nil |
| | 2002 | 120,000[2] | 25,000 | 15,651[3] | 490,000 | Nil | Nil | Nil |
| Richard R. Kines[4] Vice President, Finance and Chief Financial Officer | 2004 | 120,000 | 29,500 | --[3] | 180,000 | Nil | Nil | Nil |
| | 2003 | 114,000 | 14,112 | Nil | 40,000 | Nil | Nil | Nil |

**Notes:**

(1) Each option entitles the holder to acquire one Common Share of the Corporation.

(2) Includes management consulting fee of $120,000 in 2003 and 2002 paid to 942129 Alberta Ltd., a corporation which was wholly-owned by Mr. Gusella, for services rendered as President and Chief Executive Officer. Effective January 1, 2004, Mr. Gusella became an employee of the Corporation.

(3) Perquisites and other personal benefits did not exceed $50,000 and 10 percent of the total of the annual salary and bonus of the Named Executive Officer for 2004. For 2003 and 2002 includes a car allowance (2003 and 2002 - $12,000).

(4) Mr. Kines was appointed Chief Financial Officer of the Corporation on June 20, 2003 and Vice President, Finance and Chief Financial Officer on December 7, 2004.

## Stock Options

The Corporation has adopted a Stock Option Plan pursuant to which the Corporation may grant incentive stock options to officers, employees, directors and consultants of the Corporation or any subsidiary thereof. For details of the Stock Option Plan see "Business of the Annual and Special Meeting - Approval of Amendments to the Corporation's Stock Option Plan".

The following table sets forth information in respect of all option grants made during the most recently completed financial year to each of the Named Executive Officers pursuant to the Stock Option Plan.

| Name | Securities Under Options Granted (#)[1] | % of Total Options Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Richard A. Gusella | 210,000<br>90,000 | 10%<br>4% | $0.35<br>$0.66 | $0.35<br>$0.66 | June 16, 2009<br>December 7, 2009 |
| Richard R. Kines | 120,000<br>60,000 | 6%<br>3% | $0.35<br>$0.66 | $0.35<br>$0.66 | June 16, 2009<br>December 7, 2009 |

**Note:**

(1) Options to purchase Common Shares of the Corporation.

The following table sets forth information in respect of options exercised by the Named Executive Officers during the fiscal year ended December 31, 2004, the aggregate number of unexercised stock options held as at December 31, 2004, and the value of unexercised, in-the-money options as at December 31, 2004. The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation's Common Shares on the dates such options may be exercised by any of the optionees.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2004 | | Value of Unexercised in-the-money Options at December 31, 2004[1] | |
|---|---|---|---|---|---|---|
| | | | Exercisable (#) | Unexercisable (#) | Exercisable ($) | Unexercisable ($) |
| Richard A. Gusella | 75,000 | 99,000 | 630,000 | 300,000 | 174,000 | 73,500 |
| Richard R. Kines | 30,000 | 36,600 | 70,000 | 180,000 | 12,750 | 42,000 |

**Note:**

(1) The closing trading price of the Common Shares on December 31, 2004 on the Toronto Stock Exchange ("TSX") was $0.55.

## Employment Contracts

As at December 31, 2004 there were no employment contracts between the Corporation and any Named Executive Officer or any compensatory plan, contract or arrangement in place where a Named Executive Officer was entitled to payment in the event of resignation, retirement, termination or change of control. The Corporation's Human Resources Committee is currently negotiating the terms of employment contracts for each of the executive officers. It is contemplated that these employment

contracts will include, among other things, payments in the event of termination without cause or upon a change of control of the Corporation.

**Compensation of Directors**

No compensation is currently paid to directors who are not executive officers for their services as directors. Directors are eligible to receive grants of stock options from time to time. During the financial year ending December 31, 2004, 339,000 stock options in aggregate were granted to the directors of the Corporation who are not executive officers.

Mr. Berard is a partner of Macleod Dixon LLP, legal counsel to the Corporation. During the year ended December 31, 2004, $250,840 was paid to Macleod Dixon LLP in relation to legal fees for services rendered. None of the remaining non-executive directors received any compensation from the Corporation or its subsidiaries for services rendered as a consultant or expert.

**Composition of the Human Resources Committee**

During the fiscal year ended December 31, 2004, the Human Resources Committee of the Board of the Corporation was comprised of Mr. Gary Freeman, Chairman, Mr. Charles Berard and Mr. Colin Evans. None of Messrs. Freeman, Berard or Evans is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or was indebted to the Corporation during the fiscal year ended December 31, 2004.

**Report on Executive Compensation**

The Corporation's executive compensation program is administered by the Human Resources Committee. As part of its mandate, the Committee reviews and recommends to the Board the remuneration of the Corporation's executive officers, including the Named Executive Officers identified in the Summary Compensation Table. The Committee is also responsible for reviewing the Corporation's compensation policies and guidelines generally. The Committee met four times during the fiscal year ended December 31, 2004.

Compensation of all executive officers, including the President and Chief Executive Officer of the Corporation, is compared against compensation paid to similarly sized junior oil and gas companies as reported in the 2004 Mercer Human Resources Consulting Survey and based on publicly available information. Compensation levels are determined based on level or seniority, experience and expertise and the achievement of individual performance and corporate performance. The compensation of the President and Chief Executive Officer is weighed more to corporate performance than the compensation of the remaining executive officers. The Corporation compensates its executive officers through base salary, bonuses and the award of stock options under the Corporation's Stock Option Plan at levels which the Committee believes are reasonable in light of the performance of the Corporation under the leadership of the executive officers.

*Base Salary:* Executive annual base salaries were set at the 50th percentile level for peer group oil and gas companies based upon the 2004 Mercer Human Resources Consulting Survey.

*Bonuses:* Bonuses are paid at the discretion of the Human Resources Committee, based upon the achievement of certain pre-established performance goals. The Human Resources Committee is currently reviewing the Corporation's bonus policy with a view to establishing a bonus plan suitable to the Corporation and the nature of its business.

*Option Plan:* All executive officers and employees are entitled to participate in the Corporation's Stock Option Plan which forms an important element of the Corporation's compensation policies. Options are granted at market price as at the date of grant and grow in value as the trading value of the Common Shares rise. Options provide for long-term reward and incentive for increasing shareholder

value and align the interests of the executive officers with the long-term interests of shareholders. Option awards are granted at the Board's discretion based on the individual's position and performance, current salary and using a market value criterion, having regard to the overall corporate and individual performance.

The foregoing is respectfully submitted by the Human Resources Committee.

Gary Freeman, Chairman
Charles Berard
Colin Evans

**Performance Analysis**

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 1999 in the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/1999
12/31/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
Connacher
S&P/TSX Composite Index

| | Connacher | S&P/TSX Composite Index |
|---|---|---|
| December 31, 1999 | $100 | $100 |
| December 31, 2000 | $20.00 | $107.41 |
| December 31, 2001 | $27.00 | $93.91 |
| December 31, 2002 | $43.00 | $82.23 |
| December 31, 2003 | $160.00 | $104.20 |
| December 31, 2004 | $55.00 | $119.29 |

**Notes:**

(1) Formerly the TSE 300 Index.

(2) On January 23, 2001 the Corporation amended its articles to consolidate the authorized and issued common shares on the basis of one new common share for each ten outstanding common shares.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of such person in any transaction within the last financial year or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or any associate of any such director or officer, to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding options issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation as at December 31, 2004.

| Plan Category | Number of securities to be issued upon exercise of outstanding options (a) | Weighted-average exercise price of outstanding options (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 3,988,600 | $0.53 | 654,392[(1)] |
| Equity compensation plans not approved by securityholders | Nil | Nil | Nil |
| Total | 3,988,600 | $0.53 | 654,392[(1)] |

**Note:**

(1) At the Meeting, shareholders will be asked to approve an increase in the number of shares reserved and available for issuance pursuant to the Stock Option Plan. See "Business of the Annual and Special Meeting - Approval of Amendments to the Corporation's Stock Option Plan".

## CORPORATE GOVERNANCE

Connacher's Board of Directors ("Board") is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate for the size of the Corporation. Schedule "A" to this Information Circular sets forth the guidelines relating to corporate governance adopted by the TSX, together with a brief discussion of the Corporation's alignment therewith.

### Mandate of the Board

The Board has responsibility for the stewardship of the Corporation. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The

Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Corporation's debt and borrowing policies. The Board strives to ensure that actions taken by Management correspond closely with the objectives of its Board and shareholders. The Board met eleven times in 2004, with an 89% attendance record for the independent directors.

Effective March 31, 2004, Mr. Don Copeland resigned as Chairman and as a director of the Corporation. Effective April 5, 2004, the Board of Directors appointed Mr. Colin M. Evans as a director of the Corporation to fill the vacancy created by Mr. Copeland's resignation. On March 23, 2005 Colin M. Evans was appointed Chairman of the Audit Committee and Stewart D. McGregor was appointed Lead Director by the Board. The Lead Director's role will be to liaise primarily with the Chief Executive Officer and the Board and to establish a process for the Board to function independently of management with the necessary resources available to support the Board in discharging its responsibilities.

**Composition of the Board**

During fiscal 2004, the Board consisted of five directors who provided a diversity of business experience. Of these directors, four were independent of management and three were unrelated directors. An unrelated director is a director that is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholders. Richard A. Gusella is a related, non-independent director due to his position as President and Chief Executive Officer of the Corporation. Charles W. Berard is a related director due to the fact that he is a partner of Macleod Dixon LLP, legal counsel to the Corporation.

There are presently five directors of the Board. Four of the current board members are independent of management and three are unrelated directors.

The independent members of the Board hold *in camera* sessions at which members of management are not in attendance during each regularly constituted meeting of the Board. In addition, the independent members of the Board meet informally as required to discuss matters related to the Corporation.

None of the independent directors, other than Charles W. Berard, currently has any involvement with any other reporting issuer. Mr. Berard is a director of Clear Energy Inc. (TSX), Verenex Energy Inc. (TSX Venture Exchange ("TSXV")), Northern Shield Resources Inc. (TSXV), Diamond Tree Energy Inc. (TSXV) and Fairmount Energy Inc. (TSXV), a director and corporate secretary of Vermilion Energy Trust (TSX) and corporate secretary of Western Oil Sands Inc. (TSX).

**Board Committees and their Mandates**

The Board has three committees. The committees are: Audit Committee (including the Reserves Subcommittee), Human Resources Committee and the Governance Committee. The following is a description of the committees and their current membership.

**Audit Committee and Reserves Subcommittee**
**Chair:** Colin M. Evans
**Members:** Gary W. Freeman (Chair of the Reserves Sub-Committee) and Stewart D. McGregor

The Audit Committee is constituted with three independent, unrelated directors. The Board has determined that all of the members of the Audit Committee are "financially literate" as defined in Multilateral Instrument 52-110. An individual is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be

expected to be raised by the issuer's financial statements. None of the members of the Audit Committee have been determined by the Board to be an "audit committee financial expert".

The primary functions of the Audit Committee include:

- reviewing and recommending to the Board for approval, the Corporation's annual earnings press release, annual financial statements and the related management discussion and analysis,
- reviewing and approving all interim earnings press releases, the Corporation's interim financial statements (prior to their publication, filing or delivery to securityholders) and the related management discussion and analysis,
- reviewing and approving, as prescribed, other financial information;
- recommending to the Board the auditor who will be proposed at the annual shareholders' meeting for appointment as the Corporation's external auditor for the ensuring year;
- evaluating and ensuring the independence of the Corporation's external auditor;
- reviewing and pre-approving the terms of the annual external engagement plan, as well as non-audit services the auditor is to perform;
- reviewing results of external audit activities;
- reviewing the Corporation's ongoing relationship with its auditor;
- maintaining direct access to the Corporation's external auditor and meeting separately with management and the external auditor;
- reviewing and assessing regularly:
    - (a) the quality and acceptability of accounting policies and financial reporting practices used by the Corporation;
    - (b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;
    - (c) any new or pending developments, in accounting and reporting standards that may affect the Corporation; and
    - (d) the key financial estimates and judgements of management that may be material to the financial reporting of the Corporation;
- reviewing and obtaining reasonable assurance that the Corporation's internal financial control and management information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;
- reviewing areas of significant business risks, insurable risks and insurance coverage; and
- in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the compensation of such advisors.

The Audit Committee reports to the Board at each regularly scheduled meeting following an Audit Committee meeting.

Further information relating to the Corporation's Audit Committee can be found on page 19 of the Corporation's Annual Information Form for the year ended December 31, 2004.

The Reserves Sub-Committee is constituted with three independent, unrelated directors. The Reserves Sub-Committee is responsible for ensuring that the Board has designed and implemented

effective reserve programs, controls and reporting systems to assist the Board in fulfilling its oversight responsibilities generally and under applicable securities laws. The Reserves Sub-Committee's primary functions include:

- reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities;
- reviewing the qualifications and independence of the qualified reserves evaluators to be appointed or re-appointed by the Board;
- reviewing the Corporation's procedure for providing information to the qualified reserves evaluator or auditor who reports on reserves data;
- meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation;
- reviewing and recommending to the Board for approval the content and filing of the Corporation's annual statement of reserves data and other oil and gas information;
- reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor;
- reviewing and recommending to the Board for approval the content and filing of the Corporation's annual report of management and directors on oil and gas disclosure; and
- in respect of matters within the Reserves Committee's purview and delegation, assisting the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

**Human Resources Committee**

**Chair:** Gary W. Freeman
**Members**: Charles W. Berard, Colin M. Evans

The Human Resources Committee is constituted with three independent directors, none of whom is or was indebted to the Corporation at any time. In addition, none of the members of the Human Resources Committee have had any interest in a material transaction involving the Corporation.

The primary functions of the Human Resources Committee include:

- reviewing, on an annual basis, the Corporation's executive compensation policies, practices and overall compensation philosophy;
- reviewing and making recommendations to the Board regarding total compensation packages for officers and senior management who receive compensation in excess of $100,000 per year;
- reviewing and making recommendations to the Board regarding stock option grants in accordance with the terms of the Stock Option Plan;
- reviewing the adequacy and form of directors' compensation and making recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of and risks of membership on the Board of Directors; and
- producing and reviewing the Corporation's disclosure of executive compensation.

**Governance Committee**
**Chair:** Charles W. Berard
**Member:** Stewart D. McGregor and Colin M. Evans

The Governance Committee is constituted with three independent directors. The primary functions of the Governance Committee include:

- reviewing the structures and procedures to ensure that the Board is able to, and in fact does, function independently of management;
- assessing the effectiveness of the Board as a whole, the various other committees as well as individual directors;
- assessing the Corporation's approach to corporate governance and monitoring the relationship between management and the Board;
- recommending candidates to the Board for nomination as directors and for the composition of various Board committees and for recommendations regarding committee chair appointments; and
- reviewing the directors' compensation program and making recommendations to the Human Resources Committee in connection therewith.

## BUSINESS OF THE ANNUAL AND SPECIAL MEETING

**Receipt of the Financial Statements and Auditors' Report**

The financial statements of the Corporation for the year ended December 31, 2004 and the auditors' report thereon will be placed before the shareholders at the Meeting.

Under National Policy 54-102 – Interim Financial Statement and Report Exemption, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card, together with the completed form of proxy to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

**Election of Directors**

At present, the Board of Directors may consist of a minimum of three and a maximum of twelve directors. It is proposed that five persons be elected as directors at the Meeting.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Corporation now held by them, their principal occupations during the preceding five years, the periods during which they have served as directors of the Corporation, and the number of voting shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of March 21, 2005. Each director elected will hold office until the close of the next annual meeting of shareholders, or until his successor is duly elected or appointed.

| Name and Position with the Corporation | Principal Occupation For the Past Five Years | Director Since | Number of Voting Shares |
|---|---|---|---|
| Richard A. Gusella<br>Calgary, Alberta<br>Canada<br>President, Chief Executive Officer and Director | President and Chief Executive Officer of the Corporation since May 2001. Prior thereto President of Gusella Oil Investments Limited, a private oil and gas corporation, since June 2000. From April 1994 to June 2000 Chairman and Chief Executive Officer of Carmanah Resources Limited, a public oil and gas corporation listed on the Toronto Stock Exchange. | May 30, 2001 | 910,351 |
| Charles W. Berard (2)(3)<br>Calgary, Alberta<br>Canada<br>Director | Partner, Macleod Dixon LLP, a law firm. | May 30, 2001 | 483,333 |
| Colin M. Evans(1) (2) (3)<br>Calgary, Alberta<br>Canada<br>Director | Vice President Finance, Milestone Exploration Inc., a private oil and gas company. President of Evans & Co. Inc., a private consulting corporation providing financial and operating advisory services to oil and gas corporations. | April 5, 2004 | Nil |
| Gary W. Freeman(1)(3)<br>Calgary, Alberta<br>Canada<br>Director | Co-founder and director of Spirit Energy Inc., a private oil and gas corporation, since May 2000. From May 1997 to May 2000, co-founder and director of Auburn Energy Ltd., a private oil and gas corporation acquired by TUSK Energy Inc. | June 12, 2003 | 220,000 |
| Stewart D. McGregor(1)(2)(4)<br>Calgary, Alberta<br>Canada<br>Director | President of Camun Consulting Corporation, a private consulting and investment company, since 1994. | June 12, 2003 | 765,000(6) |

**Notes:**

(1) Members of the Audit Committee and the Reserves Subcommittee.
(2) Members of the Governance Committee.
(3) Members of the Human Resources Committee.
(4) Lead Director
(5) The Corporation does not have an Executive Committee.
(6) Includes Common Shares held by a personal holding corporation.

## Appointment of Auditors

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation until the close of the next annual general meeting, at such remuneration as may be approved by the Board of Directors of the Corporation. Deloitte & Touch LLP, Chartered Accountants, have been the auditors of the Corporation since January 7, 1994.

The following summarizes the total fees paid to Deloitte & Touche LLP, the external auditor of the Corporation, for the year ended December 31, 2004:

| | **2004** |
|---|---|
| Audit fees | $67,000 |
| Review engagement fees(1) | 25,000 |
| Tax fees(2) | 5,500 |
| All other fees(3) | 6,800 |
| **TOTAL** | $104,300 |

**Notes:**

(1) Review of the Corporation's interim financial statements
(2) Tax planning and compliance
(3) Services related to corporate and property acquisitions

**Approval of Amendments to the Corporation's Stock Option Plan**

The Corporation has adopted a Stock Option Plan (the "Option Plan"). The purpose of the Option Plan is to attract, retain and motivate officers, employees and directors of the Corporation and consultants engaged to provide ongoing management or consulting services to the Corporation or any subsidiary thereof by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation. The maximum number of Common Shares reserved for issuance pursuant to the Option Plan is 4,642,992, which represents approximately 5.0% of the outstanding Common Shares of the Corporation as at March 24, 2005.

The Option Plan allows the Board of Directors of the Corporation from time to time, in its discretion, and in accordance with applicable regulatory requirements, to grant to officers, employees, directors and service providers to the Corporation and its subsidiaries, options to purchase Common Shares, provided that the number of Common Shares reserved for issuance does not exceed 10% of the issued and outstanding Common Shares without the approval of shareholders. The number of Common Shares reserved for issuance to any one individual can not exceed 5% of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to insiders may not exceed 10% of the issued and outstanding Common Shares. The exercise price of each stock option is determined at the discretion of the Board of Directors of the Corporation at the time of the granting of the stock option, provided that the exercise price cannot be lower than the most recent closing price of the Common Shares on the TSX at the time of the grant. Pursuant to the terms of the Option Plan, the Board of Directors has the discretion to determine the term and vesting provisions of the stock options at the time of granting the stock options, including earlier termination provisions for such stock options. The options are not assignable or transferable by an optionee, except for a limited right of assignment in the event of the death or incapacity of the optionee. Under the Option Plan the Corporation has the right to amend or terminate the terms and conditions of the Option Plan from time to time by resolution of the Board of Directors of the Corporation. Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the TSX. Amendments and termination will take effect only with respect to stock options issued thereafter, provided that they may apply to any stock options previously issued with the mutual consent of the Corporation and the optionees holding the stock options.

To date, a total of 670,000 Common Shares were issued pursuant to the exercise of stock options granted under the Option Plan, thus reducing the number of Common Shares available for issuance pursuant to the Option Plan to 3,972,992 Common Shares. Options to purchase 5,228,600 Common Shares in aggregate have been granted, of which 1,808,600 are presently unexercisable as they are subject to the vesting provisions adopted by the Corporation and options to purchase 1,255,608 Common Shares are presently unexercisable as they are subject to shareholder approval of the amendments to the Corporation's Option Plan and two-thirds of such options are subject to future vesting provisions. As the number of issued and outstanding Common Shares has increased significantly since the last shareholders meeting when the Option Plan was amended, the Board of Directors of the Corporation has approved an amendment to the Option Plan (the "Amendment") designed to: (i) replace 670,000 Common Shares which have been issued upon the exercise of options previously granted; and (ii) increase the number of Common Shares available for issuance upon the exercise of options granted under such Plan by an additional 4,622,258 Common Shares.

The Amendment is intended to replenish the number of Common Shares available for issuance under the Option Plan so that an aggregate of 9,265,250 Common Shares (which is equal to 10% of the currently issued and outstanding Common Shares) are available for issuance under the Option Plan. By the Amendment, Section 2 of the Option Plan which provides for the maximum number of Common Shares available for the grant of options is amended and will result in the Plan properly reflecting the actual number of Common Shares which are available for issuance upon the exercise of options previously granted and options to be granted in the future as of the date of the Amendment. If approved, the Corporation would have 4,036,650 Common Shares available in respect of future grants of stock options.

The following table provides information regarding the total number of Common Shares issued and issuable under the Option Plan as of the date hereof and the total number of Common Shares issued and issuable under the Option Plan assuming the approval by shareholders of the Amendment.

| | **Option Plan** | **Option Plan assuming approval of Amendment** |
|---|---|---|
| Total Number of Common Shares reserved for issuance | 4,642,992 | 9,265,250 |
| Total Number of Common Shares reserved for issuance as a percentage of the total number of Common Shares outstanding(1) | 5.0 | 10.0 |
| Total Number of Common Shares issuable pursuant to outstanding options | 5,228,600(2) | 5,228,600(2) |
| Total Number of Common Shares issuable as a percentage of the total number of Common Shares outstanding(1) | 5.6 | 5.6 |
| Total Number of Common Shares issued upon exercise of Options | 670,000 | -- |
| Total Number of Common Shares issued upon exercise of Options as a percentage of the total number of Common Shares outstanding(1) | 0.7 | -- |
| Total Number of Common Shares available for future grants | Nil(2) | 4,036,650(3) |

**Notes:**

(1) Based on 92,652,500 Common Shares currently issued and outstanding.

(2) Options to purchase 1,255,608 Common Shares are presently unexercisable as they are subject to shareholder approval of the amendments to the Corporation's Option Plan.

(3) Reflects increase in maximum number of Common shares reserved (4,622,258 Common Shares) and replacement of Common Shares issued on exercising of stock options (670,000).

The Board of Directors of the Corporation believes that it is important to provide competitive compensation to officers, employees, directors and consultants of the Corporation or any subsidiary thereof, including long term incentive compensation such as options. The Board of Directors of the Corporation considers the increase in the number of Common Shares reserved for issuance pursuant to the exercise of options under the Option Plan to be appropriate.

Shareholders are being asked to consider and, if thought fit, pass an ordinary resolution approving the Amendment to the Option Plan. A copy of the Stock Option Plan can be obtained by shareholders, upon request to the Corporate Secretary of the Corporation.

The following is the text of the ordinary resolution to be considered at the Meeting:

BE IT RESOLVED THAT:

1. The Corporation is hereby authorized to amend Section 2 of the Stock Option Plan (the "Plan") to replace 670,000 Common Shares which have been issued upon the exercise of previously granted options and increase the number of Common Shares which are available for issuance under the Plan by 4,622,258 Common Shares so that an aggregate number of Common Shares equal to 10% of the Corporation's issued and outstanding Common Shares will be available for issuance under the Plan, by deleting Section 2 in its entirety and replacing it with the following:

> 'Subject to Section 12 of the Plan, the number of common shares of the Corporation ("Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options granted pursuant to the Plan or stock options granted prior to the adoption of the Plan shall not exceed 9,265,250 Common Shares of the Corporation. Unless otherwise approved by the Toronto Stock Exchange (or such other exchange on which the Common Shares of the Corporation may be listed from time to time)

(hereinafter referred to as the "Exchange") and the shareholders of the Corporation, the number of Common Shares reserved for issuance upon the exercise of Stock Options shall not at any time exceed 10% of the aggregate number of issued and outstanding Common Shares of the Corporation on a non-diluted basis ("Total Common Shares").'

2. Any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the amendment to the Option Plan."

To be approved, the foregoing resolution must be passed by the affirmative vote of holders of not less than 50% plus one of the Common Shares represented in person or by proxy at the Meeting. The persons named in the enclosed form of proxy intend, unless otherwise directed, to vote in favour of the resolution approving the amendment to the Option Plan.

**Other Business**

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

**Additional Information**

Copies of the Corporation's most recent renewal annual information form and any information incorporated therein by reference, the Corporation's audited financial statements as at and for the year ended December 31, 2004 and other information relating to the Corporation may be obtained on the SEDAR website at www.sedar.com or from the President and Chief Executive Officer of Connacher at 2600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the year ended December 31, 2004, which are contained in the Annual Report of the Corporation for the year ended December 31, 2004.

(This page has been left blank intentionally.)

## SCHEDULE "A"
## to the Information Circular of Connacher Oil and Gas Limited
## dated March 24, 2005

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| 1. The Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for: | | |
| (a) Adoption of a strategic planning process | Yes | Annual meetings of the Board are held to approve the budget of the Corporation with special meetings held as required to review the Corporation's business strategies, its annual plans and changes in the annual budget. In addition, the Board reviews major strategic initiatives and acquisitions, dispositions and financings. |
| (b) Identification of principal risks, and implementing risk management systems | Yes | The Board's participation in the strategic planning process involves consideration of the principal risks inherent in the Corporation's business. The Audit Committee of the Board of Directors also addresses specific risks and risk management in its review of the Corporation's financial statements. |
| (c) Succession planning, appointing and monitoring senior management | Yes | The Governance Committee is responsible for succession planning at the Board and senior management levels. The Human Resources Committee reviews compensation policies and plans, assesses the performance of senior management of the Corporation against the Corporation's goals and recommends the salary, bonus and option grants of the senior executive officers of the Corporation to the Board for approval. |
| (d) Communications policy | Yes | The Corporation's corporate disclosure policy which was adopted in 2003 and amended in 2004 provides for open and timely disclosure of relevant information relating to the Corporation and its business and affairs and the Corporation is subject to applicable securities legislation in this regard. The Chief Executive Officer has been designated as the principal contact person pursuant to the Corporation's corporate disclosure policy. However, on occasion, the Chief Executive Officer may designate members of management and/or the directors to communicate with shareholders or the media directly. This policy provides for, among other things, procedures to identify material non-public information and to prevent inadvertent disclosure.<br><br>The Board reviews the Corporation's audited consolidated financial statements and selected corporate disclosure documents including the annual information form, management's discussion and analysis, information circulars and all offering documents before they are publicly released. Information which is publicly disclosed is released through newswire services, posted on www.sedar.com and the Corporation's website. |

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| (e) Integrity of internal control and management information systems | Yes | The Audit Committee is specifically mandated to assist the Board by reviewing the effectiveness of financial reporting, management information and internal control systems. The Audit Committee meets quarterly with the auditors, independently of management, and the Reserves Sub-Committee reviews the independent reserve report with the independent engineers, independently of management. |
| 2. Majority of directors should be "unrelated", (free from conflicting interests) | Yes | During fiscal 2004, the Board consisted of five directors in total, a majority of whom were "unrelated directors". The Board presently consists of five directors in total. Two of these directors are related directors. The Board evaluates candidates on a regular basis with a view to increasing the number of independent experienced directors on the Board. |
| 3. Disclose for each director whether he or she is related, and how that conclusion was reached. | Yes | Colin Evans, Gary Freeman and Stewart McGregor are unrelated to the Corporation as that term is used in the TSX guidelines and applicable securities legislation. Prior to his resignation as a director on March 31, 2004, Donald Copeland, who was replaced by Colin Evans, was also unrelated to the Corporation. These directors are independent of management, none has any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with his ability to act in the best interests of the Corporation.<br><br>Richard A. Gusella, President and Chief Executive Officer of the Corporation, is a member of management and thus related to the Corporation. Charles W. Berard, a partner of Macleod Dixon LLP, legal counsel to the Corporation, is also a related director as a result of this relationship. Mr. Berard is, however, independent of management. |
| 4. Appoint a Committee: | | |
| (a) Responsible for the appointment and assessment of directors | Yes | The Governance Committee is responsible for nominating new directors and assessing the Board overall as well as individual directors. Management evaluates potential candidates for nomination and these candidates are screened by the Governance Committee prior to making a recommendation to the Board regarding appointment. |
| (b) Composed exclusively of outside directors (i.e., non-management directors the majority of whom are unrelated) | Yes | The Governance Committee is comprised of all non-management directors and a majority of these directors are unrelated. |
| 5. Implement a process for assessing effectiveness of the Board, its committees and individual directors | Yes | The Board assesses the effectiveness, composition and size of the Board. |

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| 6. Provide orientation and education programs for new directors | Yes | The Corporation has an informal orientation program involving meetings with senior management on key business, financial and operational issues together with disclosure and insider trading policies used by the Corporation is used to educate new directors. |
| 7. Examine size of Board and consider reducing with a view to improving effectiveness | Yes | The Board of Directors presently consists of five members which is considered appropriate for the Corporation at this time. |
| 8. Review compensation of directors in light of risks and responsibilities | Yes | Initially, the Governance Committee reviews directors' compensation and makes recommendations to the Human Resources Committee. The Human Resources Committee then reviews these recommendations and examines peer group compensation prior to reporting to the Board on directors' compensation issues. Given the present stage of development of the Corporation, the Corporation has relied upon the granting of stock options as the sole form of director compensation. This is reviewed at least annually. |
| 9. Committees should generally be composed of non-management directors, a majority of whom are unrelated | Yes | All Board committees are made up of non-management directors, a majority of whom are unrelated. |
| 10. Appoint a committee responsible for approach to corporate governance issues | Yes | The Governance Committee addresses corporate governance matters. |
| 11.(a) Define limits to management's responsibilities by developing mandates for: | | |
| (i) the Board | Yes | The mandate of the Board is to assume responsibility for the stewardship of the Corporation. The Board monitors and supervises the business and affairs of the Corporation with a focus on what is in the best interests of the Corporation, and consistent with enhancing shareholder value. The Board has delegated authority to the Chief Executive Officer, subject to certain limitations. |
| (ii) the Chief Executive Officer | Yes | The Board believes management is responsible for the effective, efficient and prudent management of the Corporation's day-to-day operations, subject to the Board's stewardship. Management's responsibility includes the implementation of the approved strategic plan within authorized budgets and in compliance with the Corporation's policies and procedures. Additionally, management is expected to fully inform the Board on the business and affairs of the Corporation, to develop and maintain a sound, effective organizational structure and to ensure capable management. |

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| (b) Board should approve the Chief Executive Officer's corporate objectives | Yes | The corporate objectives for which the Chief Executive Officer is responsible are set by the Board of Directors. |
| 12. Establish structures and procedures to enable the Board to function independently of management | Yes | In order to enable the Board to function independently of management, Stewart D. McGregor, an independent unrelated director of the Corporation, was appointed Lead Director on March 23, 2005. The Lead Director's role is to liaise primarily with the Chief Executive Officer and to establish a process for the Board to function independently of management with the necessary resources to support the Board in discharging its responsibilities. |
| 13.(a) Ensure an Audit Committee has a specifically defined mandate and direct communication channels with internal and external auditors | Yes | The Audit Committee has a specifically defined mandate. Reference is made to the 2004 Annual Information Form of the Corporation for a description of this mandate. The Audit Committee reviews the Corporation's audited consolidated financial statements and interim financial statements and selected corporate disclosure documents before they are approved by the Board of Directors. It recommends for approval the public release of quarterly financial results, monitors accounting, financial reporting, control and audit functions, reviews risk management policies and reviews issues relating to legal and regulatory responsibilities. The Audit Committee reviews the audit plans for the external auditors and meets with them, in each case independently of management. |
| (b) All members of the Audit Committee should be non-management directors | Yes | All committees of the Board are comprised solely of non-management directors. |
| 14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense | Yes | In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action. |

QUEBECOR MERR
C A N A D A I
Printed In Canada

# CONNACHER OIL AND GAS LIMITED



## INFORMATION CIRCULAR

## March 24, 2005

**THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CONNACHER OIL AND GAS LIMITED** (the "Corporation" or "Connacher") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on Tuesday, May 10, 2005, at 3:00 p.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a *registered shareholder* and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy enclosed herewith and return the same to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. If you are an *unregistered shareholder* and receive these materials through your broker or through another intermediary, please complete and return the instrument of proxy in accordance with the instructions provided therein.

The solicitation of proxies is intended to be made primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation. Except where otherwise stated, the information contained herein is given as of March 24, 2005.

## GENERAL

### Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are officers and directors of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT SUCH SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and instruct the nominee on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or the shareholder's attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

**Voting of Proxies**

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct its proxyholder how to vote the shareholder's shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated in the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

**Advice to Beneficial Shareholders**

**The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not own shares in their own name.** Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of a broker (or agent of the broker), a Beneficial

Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

### Voting Shares and Principal Holders Thereof

As at March 21, 2005, the Corporation's issued and outstanding voting shares consist of 92,652,500 Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

The Corporation has set the close of business on March 23, 2005 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the Common Shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of the holder's shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares, and demands at any time before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote the shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no person, firm or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying 10 percent or more of the voting rights attached to the voting securities of the Corporation.

## EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

### Executive Compensation

During fiscal 2004, the Corporation had four executive officers. The following table discloses, for the periods indicated, total compensation received by the following executive officers: the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer (collectively, the "Named Executive Officers"). The salary and bonus paid or payable to the remaining two executive officers in respect of fiscal 2004 did not exceed $150,000.

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted[1] (#) | Shares or Share Units Subject to Resale Restrictions($) | LTIP Payouts ($) | All Other Compensation ($) |
| Richard A. Gusella President and Chief Executive Officer | 2004 | 150,000 | 59,000 | --[3] | 300,000 | Nil | Nil | Nil |
| | 2003 | 120,000[2] | 35,200 | 15,576[3] | 140,000 | Nil | Nil | Nil |
| | 2002 | 120,000[2] | 25,000 | 15,651[3] | 490,000 | Nil | Nil | Nil |
| Richard R. Kines[4] Vice President, Finance and Chief Financial Officer | 2004 | 120,000 | 29,500 | --[3] | 180,000 | Nil | Nil | Nil |
| | 2003 | 114,000 | 14,112 | Nil | 40,000 | Nil | Nil | Nil |

Notes:
(1) Each option entitles the holder to acquire one Common Share of the Corporation.
(2) Includes management consulting fee of $120,000 in 2003 and 2002 paid to 942129 Alberta Ltd., a corporation which was wholly-owned by Mr. Gusella, for services rendered as President and Chief Executive Officer. Effective January 1, 2004, Mr. Gusella became an employee of the Corporation.
(3) Perquisites and other personal benefits did not exceed $50,000 and 10 percent of the total of the annual salary and bonus of the Named Executive Officer for 2004. For 2003 and 2002 includes a car allowance (2003 and 2002 - $12,000).
(4) Mr. Kines was appointed Chief Financial Officer of the Corporation on June 20, 2003 and Vice President, Finance and Chief Financial Officer on December 7, 2004.

## Stock Options

The Corporation has adopted a Stock Option Plan pursuant to which the Corporation may grant incentive stock options to officers, employees, directors and consultants of the Corporation or any subsidiary thereof. For details of the Stock Option Plan see "Business of the Annual and Special Meeting - Approval of Amendments to the Corporation's Stock Option Plan".

The following table sets forth information in respect of all option grants made during the most recently completed financial year to each of the Named Executive Officers pursuant to the Stock Option Plan.

| Name | Securities Under Options Granted (#)[1] | % of Total Options Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Richard A. Gusella | 210,000<br>90,000 | 10%<br>4% | $0.35<br>$0.66 | $0.35<br>$0.66 | June 16, 2009<br>December 7, 2009 |
| Richard R. Kines | 120,000<br>60,000 | 6%<br>3% | $0.35<br>$0.66 | $0.35<br>$0.66 | June 16, 2009<br>December 7, 2009 |

Note:
(1) Options to purchase Common Shares of the Corporation.

The following table sets forth information in respect of options exercised by the Named Executive Officers during the fiscal year ended December 31, 2004, the aggregate number of unexercised stock options held as at December 31, 2004, and the value of unexercised, in-the-money options as at December 31, 2004. The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation's Common Shares on the dates such options may be exercised by any of the optionees.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2004 | | Value of Unexercised in-the-money Options at December 31, 2004[1] | |
|---|---|---|---|---|---|---|
| | | | Exercisable (#) | Unexercisable (#) | Exercisable ($) | Unexercisable ($) |
| Richard A. Gusella | 75,000 | 99,000 | 630,000 | 300,000 | 174,000 | 73,500 |
| Richard R. Kines | 30,000 | 36,600 | 70,000 | 180,000 | 12,750 | 42,000 |

Note:
(1) The closing trading price of the Common Shares on December 31, 2004 on the Toronto Stock Exchange ("TSX") was $0.55.

## Employment Contracts

As at December 31, 2004 there were no employment contracts between the Corporation and any Named Executive Officer or any compensatory plan, contract or arrangement in place where a Named Executive Officer was entitled to payment in the event of resignation, retirement, termination or change of control. The Corporation's Human Resources Committee is currently negotiating the terms of employment contracts for each of the executive officers. It is contemplated that these employment

contracts will include, among other things, payments in the event of termination without cause or upon a change of control of the Corporation.

**Compensation of Directors**

No compensation is currently paid to directors who are not executive officers for their services as directors. Directors are eligible to receive grants of stock options from time to time. During the financial year ending December 31, 2004, 339,000 stock options in aggregate were granted to the directors of the Corporation who are not executive officers.

Mr. Berard is a partner of Macleod Dixon LLP, legal counsel to the Corporation. During the year ended December 31, 2004, $250,840 was paid to Macleod Dixon LLP in relation to legal fees for services rendered. None of the remaining non-executive directors received any compensation from the Corporation or its subsidiaries for services rendered as a consultant or expert.

**Composition of the Human Resources Committee**

During the fiscal year ended December 31, 2004, the Human Resources Committee of the Board of the Corporation was comprised of Mr. Gary Freeman, Chairman, Mr. Charles Berard and Mr. Colin Evans. None of Messrs. Freeman, Berard or Evans is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or was indebted to the Corporation during the fiscal year ended December 31, 2004.

**Report on Executive Compensation**

The Corporation's executive compensation program is administered by the Human Resources Committee. As part of its mandate, the Committee reviews and recommends to the Board the remuneration of the Corporation's executive officers, including the Named Executive Officers identified in the Summary Compensation Table. The Committee is also responsible for reviewing the Corporation's compensation policies and guidelines generally. The Committee met four times during the fiscal year ended December 31, 2004.

Compensation of all executive officers, including the President and Chief Executive Officer of the Corporation, is compared against compensation paid to similarly sized junior oil and gas companies as reported in the 2004 Mercer Human Resources Consulting Survey and based on publicly available information. Compensation levels are determined based on level or seniority, experience and expertise and the achievement of individual performance and corporate performance. The compensation of the President and Chief Executive Officer is weighed more to corporate performance than the compensation of the remaining executive officers. The Corporation compensates its executive officers through base salary, bonuses and the award of stock options under the Corporation's Stock Option Plan at levels which the Committee believes are reasonable in light of the performance of the Corporation under the leadership of the executive officers.

*Base Salary:* Executive annual base salaries were set at the 50th percentile level for peer group oil and gas companies based upon the 2004 Mercer Human Resources Consulting Survey.

*Bonuses:* Bonuses are paid at the discretion of the Human Resources Committee, based upon the achievement of certain pre-established performance goals. The Human Resources Committee is currently reviewing the Corporation's bonus policy with a view to establishing a bonus plan suitable to the Corporation and the nature of its business.

*Option Plan:* All executive officers and employees are entitled to participate in the Corporation's Stock Option Plan which forms an important element of the Corporation's compensation policies. Options are granted at market price as at the date of grant and grow in value as the trading value of the Common Shares rise. Options provide for long-term reward and incentive for increasing shareholder

value and align the interests of the executive officers with the long-term interests of shareholders. Option awards are granted at the Board's discretion based on the individual's position and performance, current salary and using a market value criterion, having regard to the overall corporate and individual performance.

The foregoing is respectfully submitted by the Human Resources Committee.

Gary Freeman, Chairman
Charles Berard
Colin Evans

**Performance Analysis**

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 1999 in the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/1999
12/31/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
Connacher
S&P/TSX Composite Index

| | Connacher | S&P/TSX Composite Index |
|---|---|---|
| December 31, 1999 | $100 | $100 |
| December 31, 2000 | $20.00 | $107.41 |
| December 31, 2001 | $27.00 | $93.91 |
| December 31, 2002 | $43.00 | $82.23 |
| December 31, 2003 | $160.00 | $104.20 |
| December 31, 2004 | $55.00 | $119.29 |

**Notes:**

(1) Formerly the TSE 300 Index.

(2) On January 23, 2001 the Corporation amended its articles to consolidate the authorized and issued common shares on the basis of one new common share for each ten outstanding common shares.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of such person in any transaction within the last financial year or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or any associate of any such director or officer, to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding options issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation as at December 31, 2004.

| Plan Category | Number of securities to be issued upon exercise of outstanding options (a) | Weighted-average exercise price of outstanding options (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 3,988,600 | $0.53 | 654,392[(1)] |
| Equity compensation plans not approved by securityholders | Nil | Nil | Nil |
| Total | 3,988,600 | $0.53 | 654,392[(1)] |

**Note:**

(1) At the Meeting, shareholders will be asked to approve an increase in the number of shares reserved and available for issuance pursuant to the Stock Option Plan. See "Business of the Annual and Special Meeting - Approval of Amendments to the Corporation's Stock Option Plan".

## CORPORATE GOVERNANCE

Connacher's Board of Directors ("Board") is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate for the size of the Corporation. Schedule "A" to this Information Circular sets forth the guidelines relating to corporate governance adopted by the TSX, together with a brief discussion of the Corporation's alignment therewith.

### Mandate of the Board

The Board has responsibility for the stewardship of the Corporation. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The

Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Corporation's debt and borrowing policies. The Board strives to ensure that actions taken by Management correspond closely with the objectives of its Board and shareholders. The Board met eleven times in 2004, with an 89% attendance record for the independent directors.

Effective March 31, 2004, Mr. Don Copeland resigned as Chairman and as a director of the Corporation. Effective April 5, 2004, the Board of Directors appointed Mr. Colin M. Evans as a director of the Corporation to fill the vacancy created by Mr. Copeland's resignation. On March 23, 2005 Colin M. Evans was appointed Chairman of the Audit Committee and Stewart D. McGregor was appointed Lead Director by the Board. The Lead Director's role will be to liaise primarily with the Chief Executive Officer and the Board and to establish a process for the Board to function independently of management with the necessary resources available to support the Board in discharging its responsibilities.

**Composition of the Board**

During fiscal 2004, the Board consisted of five directors who provided a diversity of business experience. Of these directors, four were independent of management and three were unrelated directors. An unrelated director is a director that is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholders. Richard A. Gusella is a related, non-independent director due to his position as President and Chief Executive Officer of the Corporation. Charles W. Berard is a related director due to the fact that he is a partner of Macleod Dixon LLP, legal counsel to the Corporation.

There are presently five directors of the Board. Four of the current board members are independent of management and three are unrelated directors.

The independent members of the Board hold *in camera* sessions at which members of management are not in attendance during each regularly constituted meeting of the Board. In addition, the independent members of the Board meet informally as required to discuss matters related to the Corporation.

None of the independent directors, other than Charles W. Berard, currently has any involvement with any other reporting issuer. Mr. Berard is a director of Clear Energy Inc. (TSX), Verenex Energy Inc. (TSX Venture Exchange ("TSXV")), Northern Shield Resources Inc. (TSXV), Diamond Tree Energy Inc. (TSXV) and Fairmount Energy Inc. (TSXV), a director and corporate secretary of Vermilion Energy Trust (TSX) and corporate secretary of Western Oil Sands Inc. (TSX).

**Board Committees and their Mandates**

The Board has three committees. The committees are: Audit Committee (including the Reserves Subcommittee), Human Resources Committee and the Governance Committee. The following is a description of the committees and their current membership.

**Audit Committee and Reserves Subcommittee**
**Chair:** Colin M. Evans
**Members:** Gary W. Freeman (Chair of the Reserves Sub-Committee) and Stewart D. McGregor

The Audit Committee is constituted with three independent, unrelated directors. The Board has determined that all of the members of the Audit Committee are "financially literate" as defined in Multilateral Instrument 52-110. An individual is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be

expected to be raised by the issuer's financial statements. None of the members of the Audit Committee have been determined by the Board to be an "audit committee financial expert".

The primary functions of the Audit Committee include:

- reviewing and recommending to the Board for approval, the Corporation's annual earnings press release, annual financial statements and the related management discussion and analysis,
- reviewing and approving all interim earnings press releases, the Corporation's interim financial statements (prior to their publication, filing or delivery to securityholders) and the related management discussion and analysis,
- reviewing and approving, as prescribed, other financial information;
- recommending to the Board the auditor who will be proposed at the annual shareholders' meeting for appointment as the Corporation's external auditor for the ensuring year;
- evaluating and ensuring the independence of the Corporation's external auditor;
- reviewing and pre-approving the terms of the annual external engagement plan, as well as non-audit services the auditor is to perform;
- reviewing results of external audit activities;
- reviewing the Corporation's ongoing relationship with its auditor;
- maintaining direct access to the Corporation's external auditor and meeting separately with management and the external auditor;
- reviewing and assessing regularly:
    (a) the quality and acceptability of accounting policies and financial reporting practices used by the Corporation;
    (b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;
    (c) any new or pending developments, in accounting and reporting standards that may affect the Corporation; and
    (d) the key financial estimates and judgements of management that may be material to the financial reporting of the Corporation;
- reviewing and obtaining reasonable assurance that the Corporation's internal financial control and management information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;
- reviewing areas of significant business risks, insurable risks and insurance coverage; and
- in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the compensation of such advisors.

The Audit Committee reports to the Board at each regularly scheduled meeting following an Audit Committee meeting.

Further information relating to the Corporation's Audit Committee can be found on page 19 of the Corporation's Annual Information Form for the year ended December 31, 2004.

The Reserves Sub-Committee is constituted with three independent, unrelated directors. The Reserves Sub-Committee is responsible for ensuring that the Board has designed and implemented

effective reserve programs, controls and reporting systems to assist the Board in fulfilling its oversight responsibilities generally and under applicable securities laws. The Reserves Sub-Committee's primary functions include:

- reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities;
- reviewing the qualifications and independence of the qualified reserves evaluators to be appointed or re-appointed by the Board;
- reviewing the Corporation's procedure for providing information to the qualified reserves evaluator or auditor who reports on reserves data;
- meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation;
- reviewing and recommending to the Board for approval the content and filing of the Corporation's annual statement of reserves data and other oil and gas information;
- reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor;
- reviewing and recommending to the Board for approval the content and filing of the Corporation's annual report of management and directors on oil and gas disclosure; and
- in respect of matters within the Reserves Committee's purview and delegation, assisting the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

**Human Resources Committee**

**Chair:** Gary W. Freeman
**Members**: Charles W. Berard, Colin M. Evans

The Human Resources Committee is constituted with three independent directors, none of whom is or was indebted to the Corporation at any time. In addition, none of the members of the Human Resources Committee have had any interest in a material transaction involving the Corporation.

The primary functions of the Human Resources Committee include:

- reviewing, on an annual basis, the Corporation's executive compensation policies, practices and overall compensation philosophy;
- reviewing and making recommendations to the Board regarding total compensation packages for officers and senior management who receive compensation in excess of $100,000 per year;
- reviewing and making recommendations to the Board regarding stock option grants in accordance with the terms of the Stock Option Plan;
- reviewing the adequacy and form of directors' compensation and making recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of and risks of membership on the Board of Directors; and
- producing and reviewing the Corporation's disclosure of executive compensation.

**Governance Committee**
**Chair:** Charles W. Berard
**Member:** Stewart D. McGregor and Colin M. Evans

The Governance Committee is constituted with three independent directors. The primary functions of the Governance Committee include:

- reviewing the structures and procedures to ensure that the Board is able to, and in fact does, function independently of management;
- assessing the effectiveness of the Board as a whole, the various other committees as well as individual directors;
- assessing the Corporation's approach to corporate governance and monitoring the relationship between management and the Board;
- recommending candidates to the Board for nomination as directors and for the composition of various Board committees and for recommendations regarding committee chair appointments; and
- reviewing the directors' compensation program and making recommendations to the Human Resources Committee in connection therewith.

## BUSINESS OF THE ANNUAL AND SPECIAL MEETING

### Receipt of the Financial Statements and Auditors' Report

The financial statements of the Corporation for the year ended December 31, 2004 and the auditors' report thereon will be placed before the shareholders at the Meeting.

Under National Policy 54-102 – Interim Financial Statement and Report Exemption, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card, together with the completed form of proxy to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

### Election of Directors

At present, the Board of Directors may consist of a minimum of three and a maximum of twelve directors. It is proposed that five persons be elected as directors at the Meeting.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Corporation now held by them, their principal occupations during the preceding five years, the periods during which they have served as directors of the Corporation, and the number of voting shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of March 21, 2005. Each director elected will hold office until the close of the next annual meeting of shareholders, or until his successor is duly elected or appointed.

| Name and Position with the Corporation | Principal Occupation For the Past Five Years | Director Since | Number of Voting Shares |
|---|---|---|---|
| Richard A. Gusella<br>Calgary, Alberta<br>Canada<br>President, Chief Executive Officer and Director | President and Chief Executive Officer of the Corporation since May 2001. Prior thereto President of Gusella Oil Investments Limited, a private oil and gas corporation, since June 2000. From April 1994 to June 2000 Chairman and Chief Executive Officer of Carmanah Resources Limited, a public oil and gas corporation listed on the Toronto Stock Exchange. | May 30, 2001 | 910,351 |
| Charles W. Berard (2)(3)<br>Calgary, Alberta<br>Canada<br>Director | Partner, Macleod Dixon LLP, a law firm. | May 30, 2001 | 483,333 |
| Colin M. Evans(1)(2)(3)<br>Calgary, Alberta<br>Canada<br>Director | Vice President Finance, Milestone Exploration Inc., a private oil and gas company. President of Evans & Co. Inc., a private consulting corporation providing financial and operating advisory services to oil and gas corporations. | April 5, 2004 | Nil |
| Gary W. Freeman(1)(3)<br>Calgary, Alberta<br>Canada<br>Director | Co-founder and director of Spirit Energy Inc., a private oil and gas corporation, since May 2000. From May 1997 to May 2000, co-founder and director of Auburn Energy Ltd., a private oil and gas corporation acquired by TUSK Energy Inc. | June 12, 2003 | 220,000 |
| Stewart D. McGregor(1)(2)(4)<br>Calgary, Alberta<br>Canada<br>Director | President of Camun Consulting Corporation, a private consulting and investment company, since 1994. | June 12, 2003 | 765,000(6) |

**Notes:**

(1) Members of the Audit Committee and the Reserves Subcommittee.
(2) Members of the Governance Committee.
(3) Members of the Human Resources Committee.
(4) Lead Director
(5) The Corporation does not have an Executive Committee.
(6) Includes Common Shares held by a personal holding corporation.

## Appointment of Auditors

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation until the close of the next annual general meeting, at such remuneration as may be approved by the Board of Directors of the Corporation. Deloitte & Touch LLP, Chartered Accountants, have been the auditors of the Corporation since January 7, 1994.

The following summarizes the total fees paid to Deloitte & Touche LLP, the external auditor of the Corporation, for the year ended December 31, 2004:

| | 2004 |
|---|---|
| Audit fees | $67,000 |
| Review engagement fees(1) | 25,000 |
| Tax fees(2) | 5,500 |
| All other fees(3) | 6,800 |
| **TOTAL** | $104,300 |

**Notes:**

(1) Review of the Corporation's interim financial statements
(2) Tax planning and compliance
(3) Services related to corporate and property acquisitions

**Approval of Amendments to the Corporation's Stock Option Plan**

The Corporation has adopted a Stock Option Plan (the "Option Plan"). The purpose of the Option Plan is to attract, retain and motivate officers, employees and directors of the Corporation and consultants engaged to provide ongoing management or consulting services to the Corporation or any subsidiary thereof by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation. The maximum number of Common Shares reserved for issuance pursuant to the Option Plan is 4,642,992, which represents approximately 5.0% of the outstanding Common Shares of the Corporation as at March 24, 2005.

The Option Plan allows the Board of Directors of the Corporation from time to time, in its discretion, and in accordance with applicable regulatory requirements, to grant to officers, employees, directors and service providers to the Corporation and its subsidiaries, options to purchase Common Shares, provided that the number of Common Shares reserved for issuance does not exceed 10% of the issued and outstanding Common Shares without the approval of shareholders. The number of Common Shares reserved for issuance to any one individual can not exceed 5% of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to insiders may not exceed 10% of the issued and outstanding Common Shares. The exercise price of each stock option is determined at the discretion of the Board of Directors of the Corporation at the time of the granting of the stock option, provided that the exercise price cannot be lower than the most recent closing price of the Common Shares on the TSX at the time of the grant. Pursuant to the terms of the Option Plan, the Board of Directors has the discretion to determine the term and vesting provisions of the stock options at the time of granting the stock options, including earlier termination provisions for such stock options. The options are not assignable or transferable by an optionee, except for a limited right of assignment in the event of the death or incapacity of the optionee. Under the Option Plan the Corporation has the right to amend or terminate the terms and conditions of the Option Plan from time to time by resolution of the Board of Directors of the Corporation. Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the TSX. Amendments and termination will take effect only with respect to stock options issued thereafter, provided that they may apply to any stock options previously issued with the mutual consent of the Corporation and the optionees holding the stock options.

To date, a total of 670,000 Common Shares were issued pursuant to the exercise of stock options granted under the Option Plan, thus reducing the number of Common Shares available for issuance pursuant to the Option Plan to 3,972,992 Common Shares. Options to purchase 5,228,600 Common Shares in aggregate have been granted, of which 1,808,600 are presently unexercisable as they are subject to the vesting provisions adopted by the Corporation and options to purchase 1,255,608 Common Shares are presently unexercisable as they are subject to shareholder approval of the amendments to the Corporation's Option Plan and two-thirds of such options are subject to future vesting provisions. As the number of issued and outstanding Common Shares has increased significantly since the last shareholders meeting when the Option Plan was amended, the Board of Directors of the Corporation has approved an amendment to the Option Plan (the "Amendment") designed to: (i) replace 670,000 Common Shares which have been issued upon the exercise of options previously granted; and (ii) increase the number of Common Shares available for issuance upon the exercise of options granted under such Plan by an additional 4,622,258 Common Shares.

The Amendment is intended to replenish the number of Common Shares available for issuance under the Option Plan so that an aggregate of 9,265,250 Common Shares (which is equal to 10% of the currently issued and outstanding Common Shares) are available for issuance under the Option Plan. By the Amendment, Section 2 of the Option Plan which provides for the maximum number of Common Shares available for the grant of options is amended and will result in the Plan properly reflecting the actual number of Common Shares which are available for issuance upon the exercise of options previously granted and options to be granted in the future as of the date of the Amendment. If approved, the Corporation would have 4,036,650 Common Shares available in respect of future grants of stock options.

The following table provides information regarding the total number of Common Shares issued and issuable under the Option Plan as of the date hereof and the total number of Common Shares issued and issuable under the Option Plan assuming the approval by shareholders of the Amendment.

| | Option Plan | Option Plan assuming approval of Amendment |
|---|---|---|
| Total Number of Common Shares reserved for issuance | 4,642,992 | 9,265,250 |
| Total Number of Common Shares reserved for issuance as a percentage of the total number of Common Shares outstanding(1) | 5.0 | 10.0 |
| Total Number of Common Shares issuable pursuant to outstanding options | 5,228,600(2) | 5,228,600(2) |
| Total Number of Common Shares issuable as a percentage of the total number of Common Shares outstanding(1) | 5.6 | 5.6 |
| Total Number of Common Shares issued upon exercise of Options | 670,000 | -- |
| Total Number of Common Shares issued upon exercise of Options as a percentage of the total number of Common Shares outstanding(1) | 0.7 | -- |
| Total Number of Common Shares available for future grants | Nil(2) | 4,036,650(3) |

Notes:

(1) Based on 92,652,500 Common Shares currently issued and outstanding.

(2) Options to purchase 1,255,608 Common Shares are presently unexercisable as they are subject to shareholder approval of the amendments to the Corporation's Option Plan.

(3) Reflects increase in maximum number of Common shares reserved (4,622,258 Common Shares) and replacement of Common Shares issued on exercising of stock options (670,000).

The Board of Directors of the Corporation believes that it is important to provide competitive compensation to officers, employees, directors and consultants of the Corporation or any subsidiary thereof, including long term incentive compensation such as options. The Board of Directors of the Corporation considers the increase in the number of Common Shares reserved for issuance pursuant to the exercise of options under the Option Plan to be appropriate.

Shareholders are being asked to consider and, if thought fit, pass an ordinary resolution approving the Amendment to the Option Plan. A copy of the Stock Option Plan can be obtained by shareholders, upon request to the Corporate Secretary of the Corporation.

The following is the text of the ordinary resolution to be considered at the Meeting:

BE IT RESOLVED THAT:

1. The Corporation is hereby authorized to amend Section 2 of the Stock Option Plan (the "Plan") to replace 670,000 Common Shares which have been issued upon the exercise of previously granted options and increase the number of Common Shares which are available for issuance under the Plan by 4,622,258 Common Shares so that an aggregate number of Common Shares equal to 10% of the Corporation's issued and outstanding Common Shares will be available for issuance under the Plan, by deleting Section 2 in its entirety and replacing it with the following:

   'Subject to Section 12 of the Plan, the number of common shares of the Corporation ("Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options granted pursuant to the Plan or stock options granted prior to the adoption of the Plan shall not exceed 9,265,250 Common Shares of the Corporation. Unless otherwise approved by the Toronto Stock Exchange (or such other exchange on which the Common Shares of the Corporation may be listed from time to time)

(hereinafter referred to as the "Exchange") and the shareholders of the Corporation, the number of Common Shares reserved for issuance upon the exercise of Stock Options shall not at any time exceed 10% of the aggregate number of issued and outstanding Common Shares of the Corporation on a non-diluted basis ("Total Common Shares").'

2. Any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the amendment to the Option Plan."

To be approved, the foregoing resolution must be passed by the affirmative vote of holders of not less than 50% plus one of the Common Shares represented in person or by proxy at the Meeting. The persons named in the enclosed form of proxy intend, unless otherwise directed, to vote in favour of the resolution approving the amendment to the Option Plan.

**Other Business**

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

**Additional Information**

Copies of the Corporation's most recent renewal annual information form and any information incorporated therein by reference, the Corporation's audited financial statements as at and for the year ended December 31, 2004 and other information relating to the Corporation may be obtained on the SEDAR website at www.sedar.com or from the President and Chief Executive Officer of Connacher at 2600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the year ended December 31, 2004, which are contained in the Annual Report of the Corporation for the year ended December 31, 2004.

## SCHEDULE "A"
## to the Information Circular of Connacher Oil and Gas Limited
## dated March 24, 2005

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| 1. The Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for: | | |
| (a) Adoption of a strategic planning process | Yes | Annual meetings of the Board are held to approve the budget of the Corporation with special meetings held as required to review the Corporation's business strategies, its annual plans and changes in the annual budget. In addition, the Board reviews major strategic initiatives and acquisitions, dispositions and financings. |
| (b) Identification of principal risks, and implementing risk management systems | Yes | The Board's participation in the strategic planning process involves consideration of the principal risks inherent in the Corporation's business. The Audit Committee of the Board of Directors also addresses specific risks and risk management in its review of the Corporation's financial statements. |
| (c) Succession planning, appointing and monitoring senior management | Yes | The Governance Committee is responsible for succession planning at the Board and senior management levels. The Human Resources Committee reviews compensation policies and plans, assesses the performance of senior management of the Corporation against the Corporation's goals and recommends the salary, bonus and option grants of the senior executive officers of the Corporation to the Board for approval. |
| (d) Communications policy | Yes | The Corporation's corporate disclosure policy which was adopted in 2003 and amended in 2004 provides for open and timely disclosure of relevant information relating to the Corporation and its business and affairs and the Corporation is subject to applicable securities legislation in this regard. The Chief Executive Officer has been designated as the principal contact person pursuant to the Corporation's corporate disclosure policy. However, on occasion, the Chief Executive Officer may designate members of management and/or the directors to communicate with shareholders or the media directly. This policy provides for, among other things, procedures to identify material non-public information and to prevent inadvertent disclosure.<br><br>The Board reviews the Corporation's audited consolidated financial statements and selected corporate disclosure documents including the annual information form, management's discussion and analysis, information circulars and all offering documents before they are publicly released. Information which is publicly disclosed is released through newswire services, posted on www.sedar.com and the Corporation's website. |

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| (e) Integrity of internal control and management information systems | Yes | The Audit Committee is specifically mandated to assist the Board by reviewing the effectiveness of financial reporting, management information and internal control systems. The Audit Committee meets quarterly with the auditors, independently of management, and the Reserves Sub-Committee reviews the independent reserve report with the independent engineers, independently of management. |
| 2. Majority of directors should be "unrelated", (free from conflicting interests) | Yes | During fiscal 2004, the Board consisted of five directors in total, a majority of whom were "unrelated directors". The Board presently consists of five directors in total. Two of these directors are related directors. The Board evaluates candidates on a regular basis with a view to increasing the number of independent experienced directors on the Board. |
| 3. Disclose for each director whether he or she is related, and how that conclusion was reached. | Yes | Colin Evans, Gary Freeman and Stewart McGregor are unrelated to the Corporation as that term is used in the TSX guidelines and applicable securities legislation. Prior to his resignation as a director on March 31, 2004, Donald Copeland, who was replaced by Colin Evans, was also unrelated to the Corporation. These directors are independent of management, none has any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with his ability to act in the best interests of the Corporation.<br><br>Richard A. Gusella, President and Chief Executive Officer of the Corporation, is a member of management and thus related to the Corporation. Charles W. Berard, a partner of Macleod Dixon LLP, legal counsel to the Corporation, is also a related director as a result of this relationship. Mr. Berard is, however, independent of management. |
| 4. Appoint a Committee: | | |
| (a) Responsible for the appointment and assessment of directors | Yes | The Governance Committee is responsible for nominating new directors and assessing the Board overall as well as individual directors. Management evaluates potential candidates for nomination and these candidates are screened by the Governance Committee prior to making a recommendation to the Board regarding appointment. |
| (b) Composed exclusively of outside directors (i.e., non-management directors the majority of whom are unrelated) | Yes | The Governance Committee is comprised of all non-management directors and a majority of these directors are unrelated. |
| 5. Implement a process for assessing effectiveness of the Board, its committees and individual directors | Yes | The Board assesses the effectiveness, composition and size of the Board. |

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| 6. Provide orientation and education programs for new directors | Yes | The Corporation has an informal orientation program involving meetings with senior management on key business, financial and operational issues together with disclosure and insider trading policies used by the Corporation is used to educate new directors. |
| 7. Examine size of Board and consider reducing with a view to improving effectiveness | Yes | The Board of Directors presently consists of five members which is considered appropriate for the Corporation at this time. |
| 8. Review compensation of directors in light of risks and responsibilities | Yes | Initially, the Governance Committee reviews directors' compensation and makes recommendations to the Human Resources Committee. The Human Resources Committee then reviews these recommendations and examines peer group compensation prior to reporting to the Board on directors' compensation issues. Given the present stage of development of the Corporation, the Corporation has relied upon the granting of stock options as the sole form of director compensation. This is reviewed at least annually. |
| 9. Committees should generally be composed of non-management directors, a majority of whom are unrelated | Yes | All Board committees are made up of non-management directors, a majority of whom are unrelated. |
| 10. Appoint a committee responsible for approach to corporate governance issues | Yes | The Governance Committee addresses corporate governance matters. |
| 11.(a) Define limits to management's responsibilities by developing mandates for: | | |
| (i) the Board | Yes | The mandate of the Board is to assume responsibility for the stewardship of the Corporation. The Board monitors and supervises the business and affairs of the Corporation with a focus on what is in the best interests of the Corporation, and consistent with enhancing shareholder value. The Board has delegated authority to the Chief Executive Officer, subject to certain limitations. |
| (ii) the Chief Executive Officer | Yes | The Board believes management is responsible for the effective, efficient and prudent management of the Corporation's day-to-day operations, subject to the Board's stewardship. Management's responsibility includes the implementation of the approved strategic plan within authorized budgets and in compliance with the Corporation's policies and procedures. Additionally, management is expected to fully inform the Board on the business and affairs of the Corporation, to develop and maintain a sound, effective organizational structure and to ensure capable management. |

| Corporate Governance Guideline | Connacher Alignment | Comments |
|---|---|---|
| (b) Board should approve the Chief Executive Officer's corporate objectives | Yes | The corporate objectives for which the Chief Executive Officer is responsible are set by the Board of Directors. |
| 12. Establish structures and procedures to enable the Board to function independently of management | Yes | In order to enable the Board to function independently of management, Stewart D. McGregor, an independent unrelated director of the Corporation, was appointed Lead Director on March 23, 2005. The Lead Director's role is to liaise primarily with the Chief Executive Officer and to establish a process for the Board to function independently of management with the necessary resources to support the Board in discharging its responsibilities. |
| 13.(a) Ensure an Audit Committee has a specifically defined mandate and direct communication channels with internal and external auditors | Yes | The Audit Committee has a specifically defined mandate. Reference is made to the 2004 Annual Information Form of the Corporation for a description of this mandate. The Audit Committee reviews the Corporation's audited consolidated financial statements and interim financial statements and selected corporate disclosure documents before they are approved by the Board of Directors. It recommends for approval the public release of quarterly financial results, monitors accounting, financial reporting, control and audit functions, reviews risk management policies and reviews issues relating to legal and regulatory responsibilities. The Audit Committee reviews the audit plans for the external auditors and meets with them, in each case independently of management. |
| (b) All members of the Audit Committee should be non-management directors | Yes | All committees of the Board are comprised solely of non-management directors. |
| 14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense | Yes | In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action. |

# CONNACHER OIL AND GAS LIMITED

## PROXY

### ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CONNACHER OIL AND GAS LIMITED**

The undersigned shareholder of Connacher Oil and Gas Limited (the "Corporation") hereby appoints Richard A. Gusella, President and Chief Executive Officer of the Corporation, or failing him, Richard R. Kines, Vice-President, Finance and Chief Financial Officer of the Corporation, or instead of either of them ________________________________________ as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on Tuesday, May 10, 2005 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1. On the election of directors, for the nominees set forth in the Information Circular of the Corporation dated March 24, 2005 (the "Information Circular").

   **VOTE FOR ______________________ or WITHHOLD VOTE ____________________**
   **(and, if no specification is made, to vote FOR)**

2. On the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation.

   **VOTE FOR ______________________ or WITHHOLD VOTE ____________________**
   **(and, if no specification is made, to vote FOR)**

3. On the ordinary resolution to authorize an amendment to the Stock Option Plan of the Corporation to replace Common Shares which have been issued upon the exercise of previously granted options and to increase the number of Common Shares available for issuance under the Stock Option Plan as described in the Information Circular.

   **VOTE FOR ______________________ or VOTE AGAINST ______________________**
   **(and, if no specification is made, to vote FOR)**

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the person above named may see fit.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

DATED this _____ day of _______________, 2005.

________________________________________
Signature of Shareholder

________________________________________
Name of Shareholder (Please Print)

**See reverse side for instructions on the completion of this proxy.**

NOTES:

(1) **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE ANNUAL AND SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY AS INDICATED BELOW.**

(2) This form of proxy must be dated and must be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it shall be deemed to bear the date on which it was mailed to the shareholder by the Corporation.

(3) In order for this form of proxy to be effective at the Meeting or any adjournment thereof, it must be signed and deposited with Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

CONNACHER
OIL AND GAS LIMITED

## 2005 NI 51-102 Mailing Request Form

### TO: REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐ Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.connacheroil.com

As long as you remain a registered shareholder, you will be asked to renew your requests to receive interim financial statements and related "MD & A" each year.

Name: (Please Print) ______________________________________________

Address: ______________________________________________

______________________________________________ Postal Code: ____________

Signature: ______________________________ Date: ______________________

CUSIP: 205 88Y 103 Common Shares

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

CONNACHER
OIL AND GAS LIMITED

## 2005 NI 51-102 Mailing Request Form

## TO: NON-REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐ Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

☐ Mark this box if you wish to receive annual financial statements and related "MD&A" (*and annual reports*) by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.connacheroil.com

As long as you remain a non-registered shareholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related "MD & A" each year.

Name: (Please Print) ______________________________________________

Address: ______________________________________________________

__________________________________________ Postal Code: ___________

Signature: ______________________________ Date: ______________________

CUSIP: 205 88Y 103 Common Shares

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

CONNACHER
OIL AND GAS LIMITED

**Annual and Special Meeting of Holders of**
**Common Shares of**
**Connacher Oil and Gas Limited (the "Corporation")**

**May 10, 2005**

**REPORT OF VOTING RESULTS**
**National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)**

**The following matters were put to a vote by show of hands at the annual and special meeting of shareholders of the Corporation:**

| | Outcome of Vote |
|---|---|
| 1. The fixing of the number of directors to be elected at five. | **Carried** |
| 2. The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders:<br><br>Richard Gusella,<br>Charles Berard,<br>Colin Evans,<br>Gary Freeman, and<br>Stewart McGregor. | **Carried** |
| 3. The appointment of Deloitte & Touche LLP, Chartered Accountants, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the directors of the Corporation | **Carried** |

**The following matters were put to a vote by ballot at the annual and special meeting of shareholders of the Corporation:**

| | Outcome of Vote |
|---|---|
| 4. The authorization of an amendment to the Corporation's Stock Option Plan to replace 670,000 Common Shares which have been issued upon the exercise of previously granted options and to increase the number of Common Shares available for issuance thereunder by an additional 4,622,258 Common Shares. | **Carried**<br>89.5% of the Votes cast FOR<br>10.5% of the Votes cast AGAINST |

Q1

INTERIM REPORT 2005

## First Quarter Report 2005 Highlights

- Great Divide oil sands project evaluation program dominated domestic activity
  - 19 core holes drilled, 12 on Pod One and seven on Pod Three
  - 3D seismic program shot over Pod One
  - Results are consistently encouraging, pointing to an EUB application around mid-year
- In South America, Petrolifera Petroleum Limited ("Petrolifera") negotiated two significant licenses in Peru covering over five million acres
- Petrolifera raised $7 million of equity to fund new activity and completed a 140 square kilometre 3D seismic program over most of its Argentinean acreage
- Seven new locations identified in Argentina, with an anticipated five well drilling program

## Financial & Operating Highlights

| | Three months ended March 31 | | |
|---|---|---|---|
| ($000's except per share amounts) | **2005** | **2004** | **% Change** |
| **FINANCIAL** | | | |
| Total revenue | 1,839 | 3,290 | (44) |
| Cash flow from operations [1] | 265 | 944 | (72) |
| Per share, basic and diluted [1] | - | 0.02 | - |
| Net earnings (loss) | 1,673 | (689) | - |
| Per share, basic and diluted | 0.02 | (0.01) | - |
| Cash (net debt) | 8,286 | (30,450) | - |
| Capital expenditures | 6,047 | 10,391 | (42) |
| Shareholders' equity | 41,206 | 21,655 | 90 |
| Total assets | 52,772 | 60,038 | (12) |
| **OPERATING** | | | |
| Daily production | | | |
| Crude oil (bbl/d) | 629 | 859 | (27) |
| Natural gas (mcf/d) | 1,328 | 2,268 | (41) |
| Barrels of oil equivalent (boe/d) [2] | 850 | 1,237 | (31) |
| Prices | | | |
| Oil ($/bbl) | | | |
| Canada | 28.47 | 29.71 | (4) |
| Argentina | 39.88 | 42.24 | (6) |
| Total | 30.02 | 30.41 | (1) |
| Natural gas ($/mcf) | | | |
| Canada | 5.82 | 5.68 | 2 |
| Argentina | 0.72 | 0.24 | 200 |
| Total | 1.18 | 4.42 | (73) |
| Barrels of oil equivalent ($/boe) [2] | 24.04 | 29.22 | (18) |
| Netback ($/boe) [2] | 12.45 | 13.76 | (10) |
| Common shares outstanding (000s) | | | |
| Weighted average | | | |
| Basic | 91,189 | 46,067 | 98 |
| Diluted | 94,197 | 50,119 | 88 |
| End of period | | | |
| Issued | 92,753 | 46,153 | 100 |
| Fully diluted | 100,381 | 53,957 | 86 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by others. The company reports cash flow from operations before changes in working capital. Refer to Consolidated Statements of Cash Flows.
(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy

Evaluation work at the company's 100 percent-owned Great Divide oil sands project dominated Connacher's domestic activity in the first quarter of 2005. A total of 19 core holes were completed, including 12 on Pod One and seven on Pod Three, with encouraging results. Additionally, a 3D seismic program was shot on a dense grid over Pod One.

Connacher now has 23 core holes plus additional conventional well data over Pod One. This is being integrated with the data from the 3D seismic program and other technical information with a view to submitting an application to regulators to proceed with development of Pod One at a rate of up to 10,000 bbl/d of crude oil. Results from the evaluations conducted thus far have been consistently encouraging. Reservoir quality is excellent and sufficiently thick to support SAGD technology. The areal extent appears sufficient to contain a significant crude oil accumulation which would support the indicated level of production for many years. Connacher has commissioned a new independent resource evaluation which will be utilized to support its application and for project financing purposes. Preliminary contact with regulatory authorities has already been initiated and the company and its advisors are well underway in the preparation of the submissions required to proceed with the regulatory review process with the EUB and Alberta Environment.

As the company's focus is on preparation of its application for Pod One, limited follow-up work has been undertaken to date to evaluate the results from the seven core holes drilled on Pod Three, situated southwest of Pod One. Preliminary results are considered encouraging and additional core holes will be required to define and delineate this accumulation. Connacher remains optimistic about the prospect of identifying additional McMurray channels on its extensive Great Divide acreage position.

Going forward, our short-term focus will be on completing the various studies that are underway to finalize our regulatory application. In addition to the new resource report, engineering design and procurement and environmental studies are proceeding or nearing completion. These will assist the company in determining the ultimate capital cost of the project, the lead time required for equipment and the structure of the financial plan to implement the project, if and when it is approved. We also anticipate consultation with various stakeholders, including aboriginal people in the region. The application is a meaningful and significant undertaking and its final submission will be an important milestone in the evolution of the Great Divide project. To assist the company, we have secured the services of a number of experienced and qualified individuals with experience in the various aspects of an oil sands application.

Due to limited rig availability, our focus on Great Divide and an early spring breakup, no new conventional wells were drilled in Canada in the first quarter. However, numerous locations were identified and a 2005 drilling program has subsequently been initiated in Western Canada, initially at Battrum, Saskatchewan. An active conventional drilling program is anticipated during the second quarter 2005. Production from our southwest Saskatchewan oil properties averaged 544 bbl/d in the first quarter.

Much of our first quarter activity also centered around Petrolifera Petroleum Limited, a newly-created company with South American assets in which Connacher maintains control. Petrolifera was formed in late 2004 to hold what was previously Connacher's and the operator's interest in the productive 95,000 acre Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Production from this concession averaged 85 bbl/d of light crude oil and 1,209 mcf/d of natural gas in the first quarter of 2005. In early 2005, Petrolifera, with Connacher's support, recognized a significant opportunity in Peru, and was successful in negotiating two new licenses covering significant exploratory blocks in that country. These licenses are scheduled to be formally awarded by the government of Peru late in the second quarter of 2005. Requisite approvals leading to the issuance of the Supreme Decrees which constitute the awards have now been received.

License 106 in the Maranon Basin of Peru comprises approximately two million acres. It surrounds the largest oilfield in the basin and in turn is surrounded by numerous smaller oilfields, as well as being bisected by an underutilized oil pipeline. A US $25 million work program over an initial seven-year exploratory period was negotiated, with no mandatory drilling commitment until year four. If a commercial discovery is made, a thirty year exploitation license will be awarded. Royalties and the fiscal regime in Peru are favorable by international standards. Corporate performance guarantees are also considered reasonable and manageable.

License 107 in the Ucayali Basin in southern Peru comprises approximately three million acres and is on trend with and geologically similar to the giant Camisea natural gas and condensate complex to the south, to which Perupetro, the state agency, has assigned reserves in excess of 16 trillion cubic feet of natural gas and over 800 million barrels of condensate. Camisea is now onstream with natural gas being delivered to Lima, which is in the process of building infrastructure to allow the commodity to be used by

its residents and businesses. Longer-term plans for the region include a liquid natural gas terminal facilitating exports to other markets. Petrolifera's acreage is in the frontal foothills of the Andes Mountains and is reminiscent of similarly-situated acreage in Alberta's foothills. This block carries a negotiated work commitment of US $16 million over the seven-year exploratory period with no mandatory drilling until year seven. As with Maranon, a 30 year exploitation license for oil and a 40 year license for natural gas would evolve upon the discovery of commercial production and reserves.

In anticipation of the pending award of the Peruvian licenses and to finance a 3D seismic program and planned drilling in Argentina, Petrolifera raised an additional $7 million through the issue of equity during the reporting period. Of the gross proceeds, $2 million were used to reduce an outstanding promissory note payable to Connacher arising from the purchase of the Argentinean properties, with the balance added to Petrolifera's working capital. The issue was sold by way of private placement to financial institutions in London, Paris, New York and Toronto as well as to some individuals, including Connacher's management and directors. Connacher did not participate in this financing, and as a result now owns 40 percent of Petrolifera while continuing to manage its affairs pursuant to a management contract. Mr. Gary D. Wine, a professional geologist with extensive South American experience, has been appointed President and Connacher's President, R. A. Gusella, is Petrolifera's Executive Chairman. An expanded Board of Directors will be proposed in the near term. Petrolifera plans to go public later in the year.

In consideration for its financial support and assistance to Petrolifera's Peruvian initiative, Connacher will receive a 10 percent carried working interest in each license through the drilling and completion or abandonment of the first well on each block, in addition to other rights and options. Connacher continues to consolidate Petrolifera's operating and financial results.

Petrolifera also completed a 140 square kilometer 3D seismic program over much of the Puesto Morales/Rinconada concession during the reporting period. Results are very encouraging and seven new drilling locations have thus far been identified. Petrolifera anticipates drilling up to five new wells on its Argentinean acreage during the balance of 2005, subject to completion of routine but required environmental impact studies, and procurement of a drilling rig for a multi-well program. The lands are prospective for both light oil and natural gas in a number of formations.

Connacher's operating and financial results for the quarter reflect the mid-year 2004 disposition of approximately 500 boe/d of Canadian production as part of its 2004 debt reduction program. First quarter results were also adversely impacted by widening price differentials for medium-gravity crude oil and an outstanding forward sale contract on 250 bbl/d of oil production which reduced average realized prices. Another contributing factor was the larger relative impact of lower natural gas prices in Argentina from increased Argentinean natural gas sales arising from Petrolifera's 100 percent ownership of that asset.

Effective March 31, 2005, the forward oil sales contract expired and was not renewed. Accordingly, all of Connacher's domestic oil production will now be sold at market prices.

Connacher is well-financed with no debt, has significant working capital and the prospect of rising conventional production while preparing for the development of Pod One at Great Divide. Management and the Board of Directors will be focusing their attention on the timely application and then the timetable and alternatives for financing Great Divide, always mindful of maximizing shareholder value at minimal dilution. Various alternatives including joint venture partnering and other options which can be identified will be considered carefully during the next several months as requirements and timing are crystallized.

Respectfully submitted on behalf of the Board of Directors

Signed,
"R.A Gusella"
**Richard A. Gusella**
*President and Chief Executive Officer*

May 10, 2005

# Management's Discussion and Analysis ("MD&A")

The following is dated as of May 10, 2005 and should be read in conjunction with the consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "Company") for the three months ended March 31, 2005 and 2004 as contained in this interim report and the Annual MD&A and audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are presented in Canadian dollars. Additional information relating to the company, including the company's 2004 Annual Report and AIF, is on SEDAR at www.sedar.com. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). Boes may be misleading particularly if used in isolation. The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

## FINANCIAL AND OPERATING REVIEW – THREE MONTHS RESULTS

### REVENUE, PRODUCTION AND PRICING

Results for the first quarter of 2005 were significantly affected by the disposition of producing oil and gas properties in July 2004. Production from these properties represented approximately 500 boe/d or 40 percent of the company's then daily production. As a consequence of the resultant 31 percent decrease in sales volume and a decrease in overall product pricing of 18 percent from the prior year, total revenue in the first quarter of 2005 decreased by 44 percent to $1.8 million compared to $3.3 million reported in the first quarter of 2004. Canadian revenues were $1.5 million, down 53 percent from $3.1 million in 2004, while Argentinean revenues were up 94 percent to $385,000 from $198,000 in 2004. The increase in Argentinean production relates primarily to increased volumes, in part as a result of purchasing the operator's 50 percent working interest near year end 2004.

**Production and Pricing**

| | Three months ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | % change |
| Daily production / sales volumes | | | |
| **Oil – bbl/d** | | | |
| Canada | 544 | 811 | (33) |
| Argentina | 85 | 48 | 77 |
| Total | 629 | 859 | (27) |
| **Natural Gas – mcf/d** | | | |
| Canada | 119 | 1,740 | (93) |
| Argentina | 1,209 | 528 | 129 |
| Total | 1,328 | 2,268 | (41) |
| **Combined – boe/d** (1) | | | |
| Canada | 563 | 1,101 | (49) |
| Argentina | 287 | 136 | 111 |
| Total | 850 | 1,237 | (31) |
| Product pricing | | | |
| Oil – per bbl | | | |
| Canada | $28.47 | $29.71 | (4) |
| Argentina | $39.88 | $42.24 | (6) |
| Weighted average | $30.02 | $30.41 | (1) |
| Natural gas – per mcf | | | |
| Canada | $5.82 | $5.68 | 2 |
| Argentina | $0.72 | $0.24 | 200 |
| Weighted average | $1.18 | $4.42 | (73) |
| Boe – per boe (1) | | | |
| Canada | $28.69 | $30.87 | (7) |
| Argentina | $14.91 | $15.92 | (6) |
| Weighted average | $24.04 | $29.22 | (18) |

(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.

Argentinean crude oil selling prices averaged $39.88 per barrel, down six percent from the prior year period, in line with world oil prices for that quality crude oil and reflecting Argentinean pricing policies and export taxes. Canadian crude oil sales averaged $28.47, down four percent from the same period last year reflecting a lower oil price than the current world market. Approximately one-half of the company's crude oil sales volume was subject to a forward sales contract at a price established in early 2004 when crude oil prices were considerably lower. This crude oil sales contract expired on March 31, 2005 and was not renewed as this form of hedge was no longer appropriate for the company. The company now receives quality adjusted market prices for its crude oil.

Although Argentinean natural gas prices increased by 200 percent, the realized price of $0.72 per mcf is still substantially below North American standards. The combination of increased production in Argentina and lower Canadian sales due to property dispositions resulted in an overall reduction of 73 percent in corporate natural gas pricing in the first quarter of 2005, compared with the first quarter of 2004.

## ROYALTIES

Royalties represent charges against production or revenue by governments and landowners. Royalties in the first quarter of 2005 were $369,000 ($4.82 per boe, or 20.1 percent of oil and gas revenue) compared to $605,000 in the first quarter of 2005 ($5.38 per boe, or 18 percent of oil and gas revenue). From period to period royalties can change slightly based on changes to the weighting in the product mix which are subject to different royalty rates. The change from 2004 to 2005 reflects this.

| | For the Three Months Ended March 31 | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Total | Per boe | Total | Per boe |
| Canada | $327,709 | $6.47 | $586,269 | $5.85 |
| percentage of total oil and gas revenue | 22.5% | | 19.0% | |
| Argentina | $41,105 | $1.59 | $18,978 | $1.53 |
| percentage of total oil and gas revenue | 10.7% | | 9.6% | |
| **Total** | $368,814 | $4.82 | $605,247 | $5.37 |
| percentage of total oil and gas revenue | 20.1% | | 18.4% | |

## OPERATING EXPENSES AND OPERATING NETBACKS

**Company Operating Netbacks - combined Canada and Argentina (1)**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe) | 850 | | 1,237 | | (31) | |
| Oil and natural gas revenue | $1,839,162 | $24.04 | $3,289,501 | $29.22 | (44) | (18) |
| Other income | 18,127 | 0.24 | 436 | - | 4,057 | - |
| Total revenue | 1,857,289 | 24.28 | 3,289,937 | 29.22 | (44) | (17) |
| Royalties | (368,814) | (4.82) | (605,247) | (5.37) | (39) | (10) |
| Net revenue | 1,488,475 | 19.46 | 2,684,690 | 23.85 | (45) | (18) |
| Operating costs | (529,923) | (6.93) | (1,107,174) | (9.84) | (52) | (30) |
| Transportation costs | (6,075) | (0.08) | (28,820) | (0.25) | (79) | (69) |
| **Operating netback** | $952,477 | $12.45 | $1,548,696 | $13.76 | (38) | (10) |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback.

Operating expenses decreased by 52 percent in the first quarter of 2005 to $530,000 compared to $1.1 million in the comparative 2004 quarter. This reflects reduced sales volumes, together with better operating efficiencies with current production. Unit costs of $6.93 per boe have improved by 30 percent when compared to $9.84 per boe in 2004. Following the sale of the Cabri, Saskatchewan property and the higher-cost heavy oil production at Islay and Lloydminster, Alberta, Canadian unit operating costs have declined to $8.45 per boe ($10.71 per boe in the first quarter of 2004). Argentinean operating costs are down slightly from last year, averaging $4.17 per boe in 2005 compared to $5.10 per boe in the first quarter of 2004.

Transportation costs were lower as a result of having sold the higher-cost heavy oil properties in 2004 where production was trucked to market.

Canadian netbacks in 2005 were $14.13 per boe, compared to $14.31 per boe in 2004, while Argentinean netbacks averaged $9.15 per boe in 2005, compared to $9.29 per boe in 2004, which primarily reflect low natural gas prices compared to North America. Overall, netbacks declined ten percent. Netbacks do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Nevertheless, Connacher's management uses netback as a performance measurement.

**2005 Operating Netbacks by Country and Product**

Per unit netbacks are calculated by dividing netbacks by sales volumes.
Operating netbacks by product type and by country are indicated below.

| | Canada | | | | Argentina | | | |
|---|---|---|---|---|---|---|---|---|
| | Light oil | | Natural gas | | Light oil | | Natural gas | |
| | Total | Per bbl | Total | Per mcf | Total | Per bbl | Total | Per mcf |
| **Average daily production** | 544 bbl/d | | 119 mcf/d | | 85 bbl/d | | 1,209 mcf/d | |
| Total revenue | 1,409,973 | 28.84 | 62,375 | 5.82 | 306,510 | 39.88 | 78,431 | 0.72 |
| Royalties | (322,045) | (6.59) | (5,664) | (0.53) | (32,730) | (4.26) | (8,375) | (0.08) |
| Operating and transportation costs | (401,928) | (8.22) | (26,386) | (2.46) | (85,744) | (11.16) | (21,940) | (0.20) |
| **Netback** | 686,000 | 14.03 | 30,325 | 2.83 | 188,036 | 24.46 | 48,116 | 0.44 |

## GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative (G&A) expenses increased to $670,000 in the first quarter of 2005, due to increased public company, staffing and rent costs. A non-cash stock-based compensation expense of $217,000 (2004 - $41,000) was also incurred reflecting the fair value of all stock options granted and vested in the period. In 2005, G&A of $11,000 was capitalized (2004 - $ nil).

G&A per boe is higher than in 2004 due to reduced production and sales volumes, primarily attributable to the asset sales completed in 2004, new administrative expenses associated with the company's oil sands initiative and expanded Petrolifera actualities. A reduction in unit costs is expected as volumes increase, especially when Great Divide production commences.

## INTEREST AND FOREIGN EXCHANGE

In late 2004 the company paid off all of its bank debt and had no indebtedness in 2005. In future Connacher will utilize banking facilities to leverage shareholders' capital while growing the company. No debt was used in the Argentinean operations.

When translating foreign denominated financial statements and operating results, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange gain of $20,000 in the first quarter of 2005 (2004 - $ nil). The company's main exposure to foreign currency risk relates to the pricing of crude oil sales, which are denominated in US dollars.

## DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion (DD&A) expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the first quarter of 2005 was $1.2 million, a 41 percent decrease from last year. This decrease is primarily the result of substantially lower production and sales volumes.

Capital costs of $9.5 million (2004 – $3 million) related to major development projects in a pre-production state in Argentina, at Tompkins, Saskatchewan and at the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have been assigned to these projects. Additionally, undeveloped land acquisition costs of $3.4 million (2004 – $3.4 million) were excluded from the depletion calculation.

Included in DD&A is a charge of $36,000 (2004 - $60,000) to accrete the company's estimated asset retirement obligation. These charges will continue to be necessary in future to accrete the currently booked discounted liability of $2.8 million to the estimated total undiscounted liability of $5.6 million over the estimated remaining economic life of the company's oil and gas properties.

## DILUTION GAIN

In March 2005 Petrolifera Petroleum Limited ("Petrolifera") completed a $7 million private placement financing consisting of common shares and common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher pursuant to an outstanding promissory note to $750,000. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the company of $3,020,000. If market conditions permit, a public financing is contemplated by Petrolifera in 2005.

## INCOME APPLICABLE TO NON-CONTROLLING INTERESTS

The non-controlling interests credit of $35,000 reported in the first quarter of 2005 (2004 – nil) represents the non-controlling shareholders' equity share of the loss of the consolidated entity, Petrolifera.

## TAXES

The current income tax provision of $256,000 primarily relates to income taxes payable in Argentina. There are no Canadian cash taxes payable, as the company has substantial Canadian tax pools to shelter its income.

A future tax provision of $256,000 was recorded in the first quarter of 2005. In the comparative 2004 period the company reported recoverable future taxes of $430,000.

At March 31, 2005 the company had approximately $40 million of deductible tax pools and approximately $4 million of operating loss carry-forwards in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

## CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No writedown was required for any reporting period in 2005 or 2004.

## NET EARNINGS AND SHARES OUTSTANDING

In the first quarter of 2005 the company reported net earnings of $1.7 million, which equates to $0.02 per basic and diluted share outstanding. This compares to a net loss of $689,000 or $0.01 loss per basic share diluted share outstanding for 2004.

In the 2005 year to date, the weighted average number of shares outstanding were 91,189,094 (2004 – 46,066,941) and the weighed average diluted shares outstanding, as calculated by the treasury stock method, were 94,196,699 (2004 – 50,118,664). The substantial increase in shares outstanding period over period reflects the 2004 issuance from measuring 41,706,663 common shares for gross cash proceeds of $21.3 million.

As at May 10, 2005, the company had the following securities issued and outstanding:

- 92,752,500 common shares;
- 2,399,768 share purchase warrants; and
- 5,228,600 share purchase options.

Details of the exercise rights and terms of the warrants and options are noted in the Consolidated Financial Statements, included in this quarterly report.

**Net Earnings**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $952,477 | $12.45 | $1,548,696 | $13.76 | (38) | (10) |
| General & administrative | (669,563) | (8.75) | (408,268) | (3.63) | 64 | 141 |
| Stock-based compensation | (217,050) | (2.84) | (41,000) | (0.36) | 429 | 689 |
| Interest | (5,519) | (0.07) | (196,688) | (1.75) | (97) | (96) |
| Foreign exchange gain (loss) | 19,642 | 0.26 | (29) | - | - | - |
| Depletion, depreciation and accretion | (1,193,335) | (15.60) | (2,022,009) | (17.96) | (41) | (13) |
| Dilution gain | 3,020,329 | 39.48 | - | - | - | - |
| Non-controlling interests | 35,111 | 0.46 | - | - | - | - |
| Income tax recovery (provision) | (269,045) | (3.52) | 430,000 | 3.82 | - | - |
| Net earnings (loss) | $1,673,047 | $21.87 | $(689,298) | $(6.12) | - | - |

## LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations, cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations is calculated before changes in non-cash working capital. It is reconciled with net earnings on the Consolidated Statements of Cash Flows. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of its ability to fund a portion of its future growth expenditures.

Cash flow from operations in the first quarter of 2005 was $265,000 ($ nil per basic and diluted share) compared to $944,000 ($0.02 per basic and diluted share) in 2004.

Cash flow per boe was $3.46 in 2005 compared to $8.38 in 2004. This represents 14 percent of the average company selling price in 2005 compared to 29 percent in 2004. The reduction from the prior year period relates to a slight decrease in product pricing and increased G&A costs which were not offset fully by reductions in operating costs and interest costs.

Capital expenditures in the first quarter of 2005 totaled $6.0 million. A breakdown of the expenditures follows:

- $4.6 million primarily in Canada for drilling oil sands delineation core holes and for workovers of conventional wells at Battrum, Saskatchewan; and
- $1.4 million for seismic and other expenditures, primarily in Argentina.

The company drilled a total of 19 core holes on its oil sands property at Great Divide, Alberta. Core holes are drilled to gather information about the underlying reservoir, and are not designed for completion or production.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 64,640 acres of oil sands leases in northern Alberta. To date, the focus has been on a four section tract ("Pod One") on which approximately $7 million has been invested to delineate the oil bearing reservoir of this portion of the leases. Most of these costs were incurred in late 2004 and early 2005. Upon completion of ongoing engineering studies, submissions will be filed with regulatory authorities seeking approval to allow the company to develop a 10,000 bbl/d steam assisted gravity drainage ("SAGD") project in 2006. Capital development costs for Pod One are being determined and are expected to reach up to $200 million. Approximately two-thirds of these forecast expenditures (subject to further refinement) are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Management and the Board of Directors are assessing the best means to finance this project, including maintaining a 100 percent working interest and raising new equity and debt or exchanging a portion of the company's interests in a joint venture arrangement for third party funding.

Tompkins Natural Gas Project, Southwest Saskatchewan

In late 2003 and in early 2004, the company drilled and cased nine natural gas wells and one oil well. Costs incurred to date have been on budget. The oil well has been producing throughout 2004 and 2005 and has paid out. The natural gas wells require further evaluation and additional wells will likely be required to establish a sufficient reserve base for commercial exploitation. The company was financially constrained for most of 2004 and deferred this activity, but now has increased financial capacity to complete the project, pending availability of services, surface access to the leases due to environmental sensitivity and prioritization of investment alternatives.

Argentina

In 2005 expenditures of $1.2 million were incurred for new 3D seismic to validate a new drilling program on the Puesto Morales/ Rinconada concession in the Neuquen Basin, Argentina. A development drilling program is expected to commence in the second quarter of 2005, at which time these projects costs will begin to be depleted pursuant to the company's policy. This activity will be financed from the proceeds of the private placement financing completed by Petrolifera in March 2005.

FINANCING ACTIVITIES

Other than the financing required for the capital costs of the Great Divide Oil Sands Project, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program on conventional properties in the short term. In the longer term, it may be necessary to access additional capital in the equity markets. Except for a commitment to incur $650,000 of capital expenditures on behalf of joint venturers in the Tompkins and Battrum areas, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

The equity financing completed in late 2004 included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. At May 10, 2005, the company had fulfilled approximately $4.5 million of this obligation. The remaining $2.5 million obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## OUTLOOK

The company's business plan for 2005 will facilitate substantial growth. To accomplish this growth the company expects a measured but active capital program of oil and gas property acquisition and development drilling in Canada and in Argentina. Emphasis is expected to be placed on delineating the Great Divide oil sands property in Alberta while the conventional production base provides funds to cover the company's overhead requirements and fund a portion of capital expenditures.

Forecast operating cash flow, available cash, possible new bank borrowings and additional equity as required will finance Connacher's expected 2005 capital spending program. Joint ventures may also be utilized.

In the past, Connacher issued guidance for its anticipated operating and financial results. The company discontinued the issuance of detailed guidance some time ago.

All estimates and statements which may have been issued with respect to 2005 expectations are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its internal 2005 capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's internal 2005 plan, or any variation thereof, will be attained. Reference is made to the company's AIF for a description of the risks and uncertainties affecting the company and its business.

## QUARTERLY RESULTS

| | 2003 | | | 2004 | | | | 2005 |
|---|---|---|---|---|---|---|---|---|
| **Three Months Ended** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** |
| **Financial Highlights** ($000 except per share amounts) - Unaudited | | | | | | | | |
| Total revenue | 2,474 | 2,491 | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 | 1,857 |
| Cash flow from operations [1] | 821 | 745 | 1,008 | 944 | 516 | 478 | 471 | 265 |
| Basic, per share [1] | 0.02 | 0.02 | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 | - |
| Diluted, per share [1] | 0.03 | 0.02 | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 | |
| Net earnings (loss) | 44 | 2,815 | 1,030 | (689) | (1,268) | (869) | (150) | 1,673 |
| Basic, per share | - | 0.08 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 |
| Diluted, per share | - | 0.07 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 |
| Capital expenditures | 4,272 | 5,715 | 15,015 | 10,391 | 2,603 | 681 | 3,954 | 6,047 |
| Proceeds on disposal of PNG properties | - | - | - | - | 89 | 17,564 | (49) | - |
| Bank debt | 12,500 | 13,800 | 12,100 | 20,600 | 23,655 | 7,563 | - | - |
| Working capital surplus (deficiency) | (179) | (2,695) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 | 5,588 |
| Cash on hand (net debt) | (12,679) | (16,495) | (21,094) | (30,450) | (32,012) | (14,207) | 3,914 | 8,286 |
| Shareholders' equity | 9,718 | 13,613 | 24,182 | 21,655 | 20,933 | 20,217 | 40,502 | 41,206 |
| **Operating Highlights** | | | | | | | | |
| Production | | | | | | | | |
| Natural gas (mcf/d) | 1,033 | 1,012 | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 | 1,328 |
| Crude oil (bbl/d) | 752 | 839 | 978 | 859 | 1,004 | 636 | 646 | 629 |
| Equivalent (boe/d) [2] | 924 | 1,008 | 1,228 | 1,237 | 1,314 | 814 | 861 | 850 |
| Pricing | | | | | | | | |
| Crude oil ($/bbl) | 33.10 | 29.40 | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 | 30.02 |
| Natural gas ($/mcf) | 2.18 | 2.35 | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 | 1.18 |
| Selected Highlights ($/boe) [2] | | | | | | | | |
| Weighted average sales price | 29.37 | 26.84 | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 | 24.04 |
| Other income | 0.04 | 0.03 | 0.10 | - | - | 0.33 | 0.15 | 0.24 |
| Royalties | 5.20 | 5.08 | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 | 4.82 |
| Operating and transportation costs | 7.46 | 7.89 | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 | 7.01 |
| Netback [3] | 16.75 | 13.90 | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 | 12.45 |
| **Common Share Information** | | | | | | | | |
| Shares outstanding at end of period (000) | 34,082 | 36,512 | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 | 92,753 |
| Weighted average shares outstanding for the period | | | | | | | | |
| Basic (000) | 29,421 | 35,820 | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 | 91,189 |
| Diluted (000) | 31,945 | 38,817 | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 | 94,197 |
| Volume traded during quarter (000) | 8,342 | 10,027 | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 | 40,486 |
| Common share price ($) | | | | | | | | |
| High | 0.76 | 0.87 | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 | 1.22 |
| Low | 0.40 | 0.65 | 0.74 | 0.73 | 0.30 | 0.28 | 0.29 | 0.49 |
| Close (end of period) | 0.71 | 0.75 | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 | 0.93 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by others. The company reports cash flow from operations before changes in working capital. Refer to Consolidated Statements of Cash Flows.

(2) All references to barrels of oil equivalence is calculated on the basis of six mcf to one barrel.

(3) For detailed netbacks by product type and by country, see "Operating Expenses and Operating Netbacks", in this MD&A.

# Consolidated Balance Sheets
CONNACHER OIL AND GAS LIMITED

| | March 31 2005 | December 31 2004 |
|---|---|---|
| | (unaudited) | |
| | $ | $ |
| **ASSETS** | | |
| | | |
| CURRENT | | |
| Cash | 8,286,115 | 3,914,181 |
| Accounts receivable | 1,853,826 | 1,773,005 |
| Prepaid expenses | 270,351 | 309,062 |
| | 10,410,292 | 5,996,248 |
| | | |
| Property and equipment | 41,319,048 | 36,542,595 |
| Future income tax asset | 1,042,522 | 3,678,270 |
| | 52,771,862 | 46,217,113 |
| | | |
| **LIABILITIES** | | |
| | | |
| CURRENT | | |
| Accounts payable | 4,822,397 | 2,446,947 |
| | 4,822,397 | 2,446,947 |
| | | |
| Asset retirement obligations (Note 4) | 2,830,648 | 2,905,477 |
| Deferred credits | 325,569 | 353,771 |
| Non-controlling interests | 3,587,158 | 8,930 |
| | 11,565,772 | 5,715,125 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| | | |
| Share capital and contributed surplus (Note 6) | 38,321,874 | 39,290,819 |
| Retained earnings | 2,884,216 | 1,211,169 |
| | 41,206,090 | 40,501,988 |
| | 52,771,862 | 46,217,113 |

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED

Three Months Ended March 31 (Unaudited)

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| **REVENUE** | | |
| Petroleum and natural gas sales | 1,839,162 | 3,289,501 |
| Other income | 18,127 | 436 |
| | 1,857,289 | 3,289,937 |
| Royalties | (368,814) | (605,247) |
| | 1,488,475 | 2,684,690 |
| | | |
| **EXPENSES** | | |
| Operating | 529,923 | 1,107,174 |
| Transportation costs | 6,075 | 28,820 |
| General and administrative | 669,563 | 408,268 |
| Stock-based compensation | 217,050 | 41,000 |
| Interest | 5,519 | 196,688 |
| Foreign exchange loss (gain) | (19,642) | 29 |
| Depletion, depreciation and accretion | 1,193,335 | 2,022,009 |
| Dilution gain (Note 3) | (3,020,329) | - |
| | (418,506) | 3,803,988 |
| | | |
| Earnings (loss) before taxes and non-controlling interests | 1,906,981 | (1,119,298) |
| | | |
| Current income tax provision | 12,797 | - |
| Future income tax provision (recovery) | 256,248 | (430,000) |
| | 269,045 | (430,000) |
| | | |
| Earnings (loss) before non-controlling interests | 1,637,936 | (689,298) |
| | | |
| Loss applicable to non-controlling interests | (35,111) | - |
| | | |
| **NET EARNINGS (LOSS)** | 1,673,047 | (689,298) |
| | | |
| **RETAINED EARNINGS, BEGINNING OF PERIOD** | 1,211,169 | 4,187,580 |
| | | |
| **RETAINED EARNINGS, END OF PERIOD** | 2,884,216 | 3,498,282 |
| | | |
| **EARNINGS (LOSS) PER SHARE** | | |
| Basic and diluted | 0.02 | (0.01) |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | | |
| Basic | 91,189,094 | 46,066,941 |
| Diluted | 94,196,699 | 50,118,664 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED

Three Months Ended March 31

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| **CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:** | | |
| | | |
| **OPERATING** | | |
| Net earnings (loss) | 1,673,047 | (689,298) |
| Items not affecting cash: | | |
| Depletion, depreciation and accretion | 1,193,335 | 2,022,009 |
| Stock-based compensation | 217,050 | 41,000 |
| Future income tax provision (recovery) | 256,248 | (430,000) |
| Foreign exchange | (19,642) | 29 |
| Dilution gain | (3,020,329) | - |
| Loss applicable to non-controlling interests | (35,111) | - |
| Cash flow from operations | 264,598 | 943,740 |
| Changes in non-cash working capital | 2,333,341 | 228,906 |
| | 2,597,939 | 1,172,646 |
| **FINANCING** | | |
| Issue of common shares, net of share issue costs | 1,493,505 | 91,260 |
| Issue of shares by Petrolifera, net of share issue costs (Note 3) | 6,327,710 | - |
| Increase in bank loans | - | 8,500,000 |
| | 7,821,215 | 8,591,260 |
| **INVESTING** | | |
| Acquisition and development of oil and gas properties | (6,047,220) | (10,391,208) |
| | (6,047,220) | (10,391,208) |
| | | |
| **NET INCREASE (DECREASE) IN CASH** | 4,371,934 | (627,302) |
| | | |
| **CASH, BEGINNING OF PERIOD** | 3,914,181 | 627,302 |
| | | |
| **CASH, END OF PERIOD** | 8,286,115 | - |
| | | |
| SUPPLEMENTARY INFORMATION – CASH PAYMENTS | | |
| Interest | 5,519 | 196,688 |
| Income taxes | 9,470 | - |

Period ended March 31, 2005 and 2004 (unaudited)

## 1. FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

The interim Consolidated Financial Statements include the accounts of Connacher Oil and Gas Limited, its subsidiaries and Petrolifera Petroleum Limited (collectively, "Connacher" or the "Company"), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of crude oil and natural gas.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.

## 2. CONSOLIDATION

Consistent with the audited financial statements for the year ended December 31, 2004, these unaudited March 31, 2005 financial statements consolidate the accounts of Petrolifera Petroleum Limited ("Petrolifera"). Notwithstanding Connacher's equity interest in Petrolifera was diluted from 61 percent to 40 percent in the first quarter of 2005 (see note 3), Connacher continued to control Petrolifera and therefore continued to consolidate Petrolifera at March 31, 2005 because Connacher controls the Petrolifera board of directors and manages Petrolifera under the terms of a management agreement.

## 3. DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of 7 million common shares and 3.5 million common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher, pursuant to an outstanding promissory note, to $750,000. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the Company of $3,020,000.

## 4. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

| | Three Months Ended March 31, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Asset retirement obligation, beginning of period | $ 2,905,477 | $ 4,784,000 |
| Liabilities incurred | - | 663,406 |
| Liabilities settled | - | (206,773) |
| Liabilities disposed | - | (2,446,660) |
| Change in estimated future cash flows | (111,048) | (46,496) |
| Accretion expense | 36,219 | 178,000 |
| Asset retirement obligation, end of period | $ 2,830,648 | $ 2,905,477 |

## 5. BANK LOANS

As at March 31, 2005, the Company had available a $6.6 million Revolving Reducing Demand Loan ("LOC") with no scheduled monthly reductions. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At March 31, 2005, the Company had not drawn any amount on this facility.

Additionally, the Company had a $2,000,000 Non-Revolving Acquisition/ Development Demand Loan Facility ("AD Facility"). At March 31, 2005, the Company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility.

In April, 2005, the LOC borrowing limit was increased to $9 million and the AD Facility borrowing limit was increased to $3 million.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

## 6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

**Authorized**

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

**Issued**

Only common shares have been issued by the Company.

| | Number of shares | Amount $ |
|---|---|---|
| Share Capital: | | |
| Balance, December 31, 2004 | 89,626,743 | 38,755,561 |
| Issued upon exercise of options | 240,000 | 87,900 |
| Issued upon exercise of warrants | 2,885,757 | 1,544,223 |
| Assigned value of warrants exercised | | (92,344) |
| Share issue costs | | (46,274) |
| Tax effect of share issue costs | | 18,000 |
| Tax effect of flow-through expenditures renounced | | (2,697,500) |
| Balance, Share Capital, March 31, 2005 | 92,752,500 | 37,569,566 |
| | | |
| Contributed Surplus: | | |
| Balance, December 31, 2004 | | 535,258 |
| Fair value of share options granted | | 217,050 |
| Balance, Contributed Surplus, March 31, 2005 | | 752,308 |
| | | |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2004 | | 39,290,819 |
| March 31, 2005 | | 38,321,874 |

**(a) Stock Options**

A summary of the Company's outstanding stock option grants, as at March 31, 2005 and 2004 and changes during those periods is presented below:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ |
| Outstanding, beginning of period | 3,988,600 | 0.53 | 2,830,000 | 0.45 |
| Granted | 1,500,000 | 0.89 | 240,000 | 1.33 |
| Expired | (20,000) | (0.75) | - | - |
| Exercised | (240,000) | (0.37) | (135,000) | (0.28) |
| Outstanding, end of period | 5,228,600 | 0.64 | 2,935,000 | 0.53 |

All stock options have been granted for a period of five years. The stock options granted in 2005 vest one-third upon grant, one-third one year after grant and one-third two years after grant.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 395,000 | 1.4 |
| $0.31 - $0.70 | 2,633,600 | 2.6 |
| $0.71 - $1.00 | 1,960,000 | 3.5 |
| $1.01 - $1.52 | 240,000 | 4.0 |
| | 5,228,600 | |

In 2005 a compensatory non-cash expense of $217,050 (2004 - $41,000) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2005 | 2004 |
|---|---|---|
| Risk free interest rate | 3.0% | 3.0% |
| Expected option life (years) | 3 | 3 |
| Expected volatility | 53% | 53% |

The weighted average fair value at the date of grant of all options granted in the first three months of 2005 was $0.28 per option (2004 - $0.51).

**(b) Share purchase warrants**

A summary of the Company's outstanding share purchase warrants, as at March 31, 2005 and 2004 and changes during the periods is presented below:

| | 2005 | 2004 |
|---|---|---|
| Outstanding, beginning of period | 5,300,525 | 4,984,145 |
| Exercised | (2,885,757) | (115,000) |
| Expired | (15,000) | - |
| Outstanding, end of period | 2,399,768 | 4,869,145 |

As at March 31, 2005 the 2,399,768 warrants outstanding were exercisable to purchase common shares from treasury as follows:

(i) 2,387,368 common shares at $0.59 per share until their expiry on June 7, 2006;

(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and

(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

**(c) Flow-through shares**

In 2005 the Company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures have been recorded in 2005. The Company has until December 31, 2005 to incur those expenditures. As at March 31, 2005, $4 million of those expenditures have been incurred.

## 7. SEGMENTED INFORMATION

The Company has operations in Canada and, through its ownership of Petrolifera, Argentina and Peru; all operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

Three Months Ended March 31

| | Canada | Argentina and Peru | Total |
|---|---|---|---|
| | $ | $ | $ |
| **2005** | | | |
| Revenue, gross | 1,454,221 | 384,941 | 1,839,162 |
| Net earnings (loss) | 1,627,944 | (45,103) | 1,673,047 |
| Property and equipment | 37,407,974 | 3,911,074 | 41,319,048 |
| Capital expenditures | 4,756,842 | 1,290,378 | 6,047,220 |
| Total assets | 48,361,203 | 4,410,659 | 52,771,862 |
| **2004** | | | |
| Revenue, gross | 3,092,348 | 197,589 | 3,289,937 |
| Net earnings (loss) | (726,919) | 37,621 | (689,298) |
| Property and equipment | 53,278,807 | 600,711 | 53,879,518 |
| Capital expenditures | 10,334,217 | 56,991 | 10,391,208 |
| Total assets | 59,032,102 | 1,005,601 | 60,037,703 |

# Corporate Information

## Officers

**Richard A. Gusella**
**President and Chief Executive Officer**

**Peter D. Sametz**
**Executive Vice President and Chief Operating Officer**

**Richard R. Kines**
**Vice President, Finance and Chief Financial Officer**

**Timothy J. O'Rourke**
**Vice President, Oil Sands Operations**

**Jennifer K. Kennedy**
**Corporate Secretary**
**Partner, Macleod Dixon LLP**

**Gary D. Wine**
**President, Petrolifera Petroleum Limited**

## Auditors

**Deloitte & Touche LLP, Calgary**

## Bankers

**National Bank of Canada, Calgary**

## Solicitors

**Macleod Dixon LLP, Calgary**

## Reservoir engineers

**DeGolyer and MacNaughton Canada Limited, Calgary**

## Registrar and transfer agent

**Valiant Trust Company, Calgary**

**Equity Transfer Services Inc., Toronto**

## Subsidiaries and related companies

**COGL Resources Ltd. - (100%)**
**Great Divide Oil Corporation - (100%)**
**Petrolifera Petroleum Limited - (40%)**

## Stock exchange listing

**Toronto Stock Exchange**
**Trading symbol - CLL**

## Head office


**Suite 2600**
**530 - 8th Avenue SW**
**Calgary, Alberta**
**Canada T2P 3S8**

**tel 403.538.6201 / fax 403.538.6225**

**www.connacheroil.com**
**inquiries@connacheroil.com**


## Board of directors

**Richard A. Gusella**
**President and Chief Executive Officer**

**Charles W. Berard ( 2, 3)**
**Chairman, Governance Committee**

**Colin M. Evans (1, 2, 3)**
**Chairman, Audit Committee**

**Gary W. Freeman (1, 3)**
**Chairman, Human Resources Committee**
**Chairman, Reserves Subcommittee**

**Stewart D. McGregor (1, 2)**
**Lead Director**

**(1) Audit Committee**
**(2) Governance Committee**
**(3) Human Resources Committee**

## Abbreviations

| | |
|---|---|
| ARTC | Alberta Royalty Tax Credit |
| bbls | barrels |
| bbl/d | barrels per day |
| bcf | billion cubic feet |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| DCF | discounted cash flow |
| EUB | Energy Utilities Board |
| GJ | gigajoule |
| mbbls | thousand barrels |
| mboe | thousand barrels of oil equivalent |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmboe | million barrels of oil equivalent |
| mmcf | million cubic feet |
| mmcf/d | million cubic feet per day |
| NGLs | natural gas liquids |
| PV | present value |
| WI | working interest |
| WTI | West Texas Intermediate |

Q1

INTERIM REPORT 2005

2005

# CONNACHER OIL AND GAS LIMITED

**STRONG** PROJECTS **STRONG** FUTURE

## First Quarter Report 2005 Highlights

- Great Divide oil sands project evaluation program dominated domestic activity
  - 19 core holes drilled, 12 on Pod One and seven on Pod Three
  - 3D seismic program shot over Pod One
  - Results are consistently encouraging, pointing to an EUB application around mid-year
- In South America, Petrolifera Petroleum Limited ("Petrolifera") negotiated two significant licenses in Peru covering over five million acres
- Petrolifera raised $7 million of equity to fund new activity and completed a 140 square kilometre 3D seismic program over most of its Argentinean acreage
- Seven new locations identified in Argentina, with an anticipated five well drilling program

## Financial & Operating Highlights

| | Three months ended March 31 | | |
|---|---|---|---|
| ($000's except per share amounts) | **2005** | **2004** | **% Change** |
| **FINANCIAL** | | | |
| Total revenue | **1,839** | 3,290 | (44) |
| Cash flow from operations [1] | **265** | 944 | (72) |
| Per share, basic and diluted [1] | **-** | 0.02 | - |
| Net earnings (loss) | **1,673** | (689) | - |
| Per share, basic and diluted | **0.02** | (0.01) | - |
| Cash (net debt) | **8,286** | (30,450) | - |
| Capital expenditures | **6,047** | 10,391 | (42) |
| Shareholders' equity | **41,206** | 21,655 | 90 |
| Total assets | **52,772** | 60,038 | (12) |
| **OPERATING** | | | |
| Daily production | | | |
| Crude oil (bbl/d) | **629** | 859 | (27) |
| Natural gas (mcf/d) | **1,328** | 2,268 | (41) |
| Barrels of oil equivalent (boe/d) [2] | **850** | 1,237 | (31) |
| Prices | | | |
| Oil ($/bbl) | | | |
| Canada | **28.47** | 29.71 | (4) |
| Argentina | **39.88** | 42.24 | (6) |
| Total | **30.02** | 30.41 | (1) |
| Natural gas ($/mcf) | | | |
| Canada | **5.82** | 5.68 | 2 |
| Argentina | **0.72** | 0.24 | 200 |
| Total | **1.18** | 4.42 | (73) |
| Barrels of oil equivalent ($/boe) [2] | **24.04** | 29.22 | (18) |
| Netback ($/boe) [2] | **12.45** | 13.76 | (10) |
| Common shares outstanding (000s) | | | |
| Weighted average | | | |
| Basic | **91,189** | 46,067 | 98 |
| Diluted | **94,197** | 50,119 | 88 |
| End of period | | | |
| Issued | **92,753** | 46,153 | 100 |
| Fully diluted | **100,381** | 53,957 | 86 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by others. The company reports cash flow from operations before changes in working capital. Refer to Consolidated Statements of Cash Flows.
(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Evaluation work at the company's 100 percent-owned Great Divide oil sands project dominated Connacher's domestic activity in the first quarter of 2005. A total of 19 core holes were completed, including 12 on Pod One and seven on Pod Three, with encouraging results. Additionally, a 3D seismic program was shot on a dense grid over Pod One.

Connacher now has 23 core holes plus additional conventional well data over Pod One. This is being integrated with the data from the 3D seismic program and other technical information with a view to submitting an application to regulators to proceed with development of Pod One at a rate of up to 10,000 bbl/d of crude oil. Results from the evaluations conducted thus far have been consistently encouraging. Reservoir quality is excellent and sufficiently thick to support SAGD technology. The areal extent appears sufficient to contain a significant crude oil accumulation which would support the indicated level of production for many years. Connacher has commissioned a new independent resource evaluation which will be utilized to support its application and for project financing purposes. Preliminary contact with regulatory authorities has already been initiated and the company and its advisors are well underway in the preparation of the submissions required to proceed with the regulatory review process with the EUB and Alberta Environment.

As the company's focus is on preparation of its application for Pod One, limited follow-up work has been undertaken to date to evaluate the results from the seven core holes drilled on Pod Three, situated southwest of Pod One. Preliminary results are considered encouraging and additional core holes will be required to define and delineate this accumulation. Connacher remains optimistic about the prospect of identifying additional McMurray channels on its extensive Great Divide acreage position.

Going forward, our short-term focus will be on completing the various studies that are underway to finalize our regulatory application. In addition to the new resource report, engineering design and procurement and environmental studies are proceeding or nearing completion. These will assist the company in determining the ultimate capital cost of the project, the lead time required for equipment and the structure of the financial plan to implement the project, if and when it is approved. We also anticipate consultation with various stakeholders, including aboriginal people in the region. The application is a meaningful and significant undertaking and its final submission will be an important milestone in the evolution of the Great Divide project. To assist the company, we have secured the services of a number of experienced and qualified individuals with experience in the various aspects of an oil sands application.

Due to limited rig availability, our focus on Great Divide and an early spring breakup, no new conventional wells were drilled in Canada in the first quarter. However, numerous locations were identified and a 2005 drilling program has subsequently been initiated in Western Canada, initially at Battrum, Saskatchewan. An active conventional drilling program is anticipated during the second quarter 2005. Production from our southwest Saskatchewan oil properties averaged 544 bbl/d in the first quarter.

Much of our first quarter activity also centered around Petrolifera Petroleum Limited, a newly-created company with South American assets in which Connacher maintains control. Petrolifera was formed in late 2004 to hold what was previously Connacher's and the operator's interest in the productive 95,000 acre Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Production from this concession averaged 85 bbl/d of light crude oil and 1,209 mcf/d of natural gas in the first quarter of 2005. In early 2005, Petrolifera, with Connacher's support, recognized a significant opportunity in Peru, and was successful in negotiating two new licenses covering significant exploratory blocks in that country. These licenses are scheduled to be formally awarded by the government of Peru late in the second quarter of 2005. Requisite approvals leading to the issuance of the Supreme Decrees which constitute the awards have now been received.

License 106 in the Maranon Basin of Peru comprises approximately two million acres. It surrounds the largest oilfield in the basin and in turn is surrounded by numerous smaller oilfields, as well as being bisected by an underutilized oil pipeline. A US $25 million work program over an initial seven-year exploratory period was negotiated, with no mandatory drilling commitment until year four. If a commercial discovery is made, a thirty year exploitation license will be awarded. Royalties and the fiscal regime in Peru are favorable by international standards. Corporate performance guarantees are also considered reasonable and manageable.

License 107 in the Ucayali Basin in southern Peru comprises approximately three million acres and is on trend with and geologically similar to the giant Camisea natural gas and condensate complex to the south, to which Perupetro, the state agency, has assigned reserves in excess of 16 trillion cubic feet of natural gas and over 800 million barrels of condensate. Camisea is now onstream with natural gas being delivered to Lima, which is in the process of building infrastructure to allow the commodity to be used by

its residents and businesses. Longer-term plans for the region include a liquid natural gas terminal facilitating exports to other markets. Petrolifera's acreage is in the frontal foothills of the Andes Mountains and is reminiscent of similarly-situated acreage in Alberta's foothills. This block carries a negotiated work commitment of US $16 million over the seven-year exploratory period with no mandatory drilling until year seven. As with Maranon, a 30 year exploitation license for oil and a 40 year license for natural gas would evolve upon the discovery of commercial production and reserves.

In anticipation of the pending award of the Peruvian licenses and to finance a 3D seismic program and planned drilling in Argentina, Petrolifera raised an additional $7 million through the issue of equity during the reporting period. Of the gross proceeds, $2 million were used to reduce an outstanding promissory note payable to Connacher arising from the purchase of the Argentinean properties, with the balance added to Petrolifera's working capital. The issue was sold by way of private placement to financial institutions in London, Paris, New York and Toronto as well as to some individuals, including Connacher's management and directors. Connacher did not participate in this financing, and as a result now owns 40 percent of Petrolifera while continuing to manage its affairs pursuant to a management contract. Mr. Gary D. Wine, a professional geologist with extensive South American experience, has been appointed President and Connacher's President, R. A. Gusella, is Petrolifera's Executive Chairman. An expanded Board of Directors will be proposed in the near term. Petrolifera plans to go public later in the year.

In consideration for its financial support and assistance to Petrolifera's Peruvian initiative, Connacher will receive a 10 percent carried working interest in each license through the drilling and completion or abandonment of the first well on each block, in addition to other rights and options. Connacher continues to consolidate Petrolifera's operating and financial results.

Petrolifera also completed a 140 square kilometer 3D seismic program over much of the Puesto Morales/Rinconada concession during the reporting period. Results are very encouraging and seven new drilling locations have thus far been identified. Petrolifera anticipates drilling up to five new wells on its Argentinean acreage during the balance of 2005, subject to completion of routine but required environmental impact studies, and procurement of a drilling rig for a multi-well program. The lands are prospective for both light oil and natural gas in a number of formations.

Connacher's operating and financial results for the quarter reflect the mid-year 2004 disposition of approximately 500 boe/d of Canadian production as part of its 2004 debt reduction program. First quarter results were also adversely impacted by widening price differentials for medium-gravity crude oil and an outstanding forward sale contract on 250 bbl/d of oil production which reduced average realized prices. Another contributing factor was the larger relative impact of lower natural gas prices in Argentina from increased Argentinean natural gas sales arising from Petrolifera's 100 percent ownership of that asset.

Effective March 31, 2005, the forward oil sales contract expired and was not renewed. Accordingly, all of Connacher's domestic oil production will now be sold at market prices.

Connacher is well-financed with no debt, has significant working capital and the prospect of rising conventional production while preparing for the development of Pod One at Great Divide. Management and the Board of Directors will be focusing their attention on the timely application and then the timetable and alternatives for financing Great Divide, always mindful of maximizing shareholder value at minimal dilution. Various alternatives including joint venture partnering and other options which can be identified will be considered carefully during the next several months as requirements and timing are crystallized.

Respectfully submitted on behalf of the Board of Directors

Signed,
"R.A Gusella"
**Richard A. Gusella**
President and Chief Executive Officer

May 10, 2005

# Management's Discussion and Analysis ("MD&A")

The following is dated as of May 10, 2005 and should be read in conjunction with the consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "Company") for the three months ended March 31, 2005 and 2004 as contained in this interim report and the Annual MD&A and audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are presented in Canadian dollars. Additional information relating to the company, including the company's 2004 Annual Report and AIF, is on SEDAR at www.sedar.com. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). Boes may be misleading particularly if used in isolation. The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

## FINANCIAL AND OPERATING REVIEW – THREE MONTHS RESULTS

### REVENUE, PRODUCTION AND PRICING

Results for the first quarter of 2005 were significantly affected by the disposition of producing oil and gas properties in July 2004. Production from these properties represented approximately 500 boe/d or 40 percent of the company's then daily production. As a consequence of the resultant 31 percent decrease in sales volume and a decrease in overall product pricing of 18 percent from the prior year, total revenue in the first quarter of 2005 decreased by 44 percent to $1.8 million compared to $3.3 million reported in the first quarter of 2004. Canadian revenues were $1.5 million, down 53 percent from $3.1 million in 2004, while Argentinean revenues were up 94 percent to $385,000 from $198,000 in 2004. The increase in Argentinean production relates primarily to increased volumes, in part as a result of purchasing the operator's 50 percent working interest near year end 2004.

**Production and Pricing**

| | Three months ended March 31 | | |
|---|---|---|---|
| | **2005** | **2004** | **% change** |
| Daily production / sales volumes | | | |
| ***Oil – bbl/d*** | | | |
| Canada | 544 | 811 | (33) |
| Argentina | 85 | 48 | 77 |
| Total | 629 | 859 | (27) |
| ***Natural Gas – mcf/d*** | | | |
| Canada | 119 | 1,740 | (93) |
| Argentina | 1,209 | 528 | 129 |
| Total | 1,328 | 2,268 | (41) |
| ***Combined – boe/d*** (1) | | | |
| Canada | 563 | 1,101 | (49) |
| Argentina | 287 | 136 | 111 |
| Total | 850 | 1,237 | (31) |
| Product pricing | | | |
| Oil – per bbl | | | |
| Canada | $28.47 | $29.71 | (4) |
| Argentina | $39.88 | $42.24 | (6) |
| Weighted average | $30.02 | $30.41 | (1) |
| Natural gas – per mcf | | | |
| Canada | $5.82 | $5.68 | 2 |
| Argentina | $0.72 | $0.24 | 200 |
| Weighted average | $1.18 | $4.42 | (73) |
| Boe – per boe (1) | | | |
| Canada | $28.69 | $30.87 | (7) |
| Argentina | $14.91 | $15.92 | (6) |
| Weighted average | $24.04 | $29.22 | (18) |

(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.

Argentinean crude oil selling prices averaged $39.88 per barrel, down six percent from the prior year period, in line with world oil prices for that quality crude oil and reflecting Argentinean pricing policies and export taxes. Canadian crude oil sales averaged $28.47, down four percent from the same period last year reflecting a lower oil price than the current world market. Approximately one-half of the company's crude oil sales volume was subject to a forward sales contract at a price established in early 2004 when crude oil prices were considerably lower. This crude oil sales contract expired on March 31, 2005 and was not renewed as this form of hedge was no longer appropriate for the company. The company now receives quality adjusted market prices for its crude oil.

Although Argentinean natural gas prices increased by 200 percent, the realized price of $0.72 per mcf is still substantially below North American standards. The combination of increased production in Argentina and lower Canadian sales due to property dispositions resulted in an overall reduction of 73 percent in corporate natural gas pricing in the first quarter of 2005, compared with the first quarter of 2004.

## ROYALTIES

Royalties represent charges against production or revenue by governments and landowners. Royalties in the first quarter of 2005 were $369,000 ($4.82 per boe, or 20.1 percent of oil and gas revenue) compared to $605,000 in the first quarter of 2005 ($5.38 per boe, or 18 percent of oil and gas revenue). From period to period royalties can change slightly based on changes to the weighting in the product mix which are subject to different royalty rates. The change from 2004 to 2005 reflects this.

| | For the Three Months Ended March 31 | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Total | Per boe | Total | Per boe |
| Canada | $327,709 | $6.47 | $586,269 | $5.85 |
| percentage of total oil and gas revenue | 22.5% | | 19.0% | |
| Argentina | $41,105 | $1.59 | $18,978 | $1.53 |
| percentage of total oil and gas revenue | 10.7% | | 9.6% | |
| **Total** | $368,814 | $4.82 | $605,247 | $5.37 |
| percentage of total oil and gas revenue | 20.1% | | 18.4% | |

## OPERATING EXPENSES AND OPERATING NETBACKS

**Company Operating Netbacks - combined Canada and Argentina (1)**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe) | 850 | | 1,237 | | (31) | |
| Oil and natural gas revenue | $1,839,162 | $24.04 | $3,289,501 | $29.22 | (44) | (18) |
| Other income | 18,127 | 0.24 | 436 | - | 4,057 | - |
| Total revenue | 1,857,289 | 24.28 | 3,289,937 | 29.22 | (44) | (17) |
| Royalties | (368,814) | (4.82) | (605,247) | (5.37) | (39) | (10) |
| Net revenue | 1,488,475 | 19.46 | 2,684,690 | 23.85 | (45) | (18) |
| Operating costs | (529,923) | (6.93) | (1,107,174) | (9.84) | (52) | (30) |
| Transportation costs | (6,075) | (0.08) | (28,820) | (0.25) | (79) | (69) |
| **Operating netback** | $952,477 | $12.45 | $1,548,696 | $13.76 | (38) | (10) |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback.

Operating expenses decreased by 52 percent in the first quarter of 2005 to $530,000 compared to $1.1 million in the comparative 2004 quarter. This reflects reduced sales volumes, together with better operating efficiencies with current production. Unit costs of $6.93 per boe have improved by 30 percent when compared to $9.84 per boe in 2004. Following the sale of the Cabri, Saskatchewan property and the higher-cost heavy oil production at Islay and Lloydminster, Alberta, Canadian unit operating costs have declined to $8.45 per boe ($10.71 per boe in the first quarter of 2004). Argentinean operating costs are down slightly from last year, averaging $4.17 per boe in 2005 compared to $5.10 per boe in the first quarter of 2004.

Transportation costs were lower as a result of having sold the higher-cost heavy oil properties in 2004 where production was trucked to market.

Canadian netbacks in 2005 were $14.13 per boe, compared to $14.31 per boe in 2004, while Argentinean netbacks averaged $9.15 per boe in 2005, compared to $9.29 per boe in 2004, which primarily reflect low natural gas prices compared to North America. Overall, netbacks declined ten percent. Netbacks do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Nevertheless, Connacher's management uses netback as a performance measurement.

**2005 Operating Netbacks by Country and Product**
Per unit netbacks are calculated by dividing netbacks by sales volumes.
Operating netbacks by product type and by country are indicated below.

| | Canada | | | | Argentina | | | |
|---|---|---|---|---|---|---|---|---|
| | Light oil | | Natural gas | | Light oil | | Natural gas | |
| | Total | Per bbl | Total | Per mcf | Total | Per bbl | Total | Per mcf |
| **Average daily production** | 544 bbl/d | | 119 mcf/d | | 85 bbl/d | | 1,209 mcf/d | |
| Total revenue | 1,409,973 | 28.84 | 62,375 | 5.82 | 306,510 | 39.88 | 78,431 | 0.72 |
| Royalties | (322,045) | (6.59) | (5,664) | (0.53) | (32,730) | (4.26) | (8,375) | (0.08) |
| Operating and transportation costs | (401,928) | (8.22) | (26,386) | (2.46) | (85,744) | (11.16) | (21,940) | (0.20) |
| **Netback** | 686,000 | 14.03 | 30,325 | 2.83 | 188,036 | 24.46 | 48,116 | 0.44 |

### GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative (G&A) expenses increased to $670,000 in the first quarter of 2005, due to increased public company, staffing and rent costs. A non-cash stock-based compensation expense of $217,000 (2004 - $41,000) was also incurred reflecting the fair value of all stock options granted and vested in the period. In 2005, G&A of $11,000 was capitalized (2004 - $ nil).

G&A per boe is higher than in 2004 due to reduced production and sales volumes, primarily attributable to the asset sales completed in 2004, new administrative expenses associated with the company's oil sands initiative and expanded Petrolifera actualities. A reduction in unit costs is expected as volumes increase, especially when Great Divide production commences.

### INTEREST AND FOREIGN EXCHANGE
In late 2004 the company paid off all of its bank debt and had no indebtedness in 2005. In future Connacher will utilize banking facilities to leverage shareholders' capital while growing the company. No debt was used in the Argentinean operations.

When translating foreign denominated financial statements and operating results, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange gain of $20,000 in the first quarter of 2005 (2004 - $ nil). The company's main exposure to foreign currency risk relates to the pricing of crude oil sales, which are denominated in US dollars.

### DEPLETION, DEPRECIATION AND ACCRETION
Depletion, depreciation and accretion (DD&A) expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the first quarter of 2005 was $1.2 million, a 41 percent decrease from last year. This decrease is primarily the result of substantially lower production and sales volumes.

Capital costs of $9.5 million (2004 – $3 million) related to major development projects in a pre-production state in Argentina, at Tompkins, Saskatchewan and at the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have been assigned to these projects. Additionally, undeveloped land acquisition costs of $3.4 million (2004 – $3.4 million) were excluded from the depletion calculation.

Included in DD&A is a charge of $36,000 (2004 - $60,000) to accrete the company's estimated asset retirement obligation. These charges will continue to be necessary in future to accrete the currently booked discounted liability of $2.8 million to the estimated total undiscounted liability of $5.6 million over the estimated remaining economic life of the company's oil and gas properties.

### DILUTION GAIN
In March 2005 Petrolifera Petroleum Limited ("Petrolifera") completed a $7 million private placement financing consisting of common shares and common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher pursuant to an outstanding promissory note to $750,000. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the company of $3,020,000. If market conditions permit, a public financing is contemplated by Petrolifera in 2005.

### INCOME APPLICABLE TO NON-CONTROLLING INTERESTS
The non-controlling interests credit of $35,000 reported in the first quarter of 2005 (2004 – nil) represents the non-controlling shareholders' equity share of the loss of the consolidated entity, Petrolifera.

### TAXES
The current income tax provision of $256,000 primarily relates to income taxes payable in Argentina. There are no Canadian cash taxes payable, as the company has substantial Canadian tax pools to shelter its income.

A future tax provision of $256,000 was recorded in the first quarter of 2005. In the comparative 2004 period the company reported recoverable future taxes of $430,000.

At March 31, 2005 the company had approximately $40 million of deductible tax pools and approximately $4 million of operating loss carry-forwards in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

### CEILING TEST
Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No writedown was required for any reporting period in 2005 or 2004.

## NET EARNINGS AND SHARES OUTSTANDING

In the first quarter of 2005 the company reported net earnings of $1.7 million, which equates to $0.02 per basic and diluted share outstanding. This compares to a net loss of $689,000 or $0.01 loss per basic share diluted share outstanding for 2004.

In the 2005 year to date, the weighted average number of shares outstanding were 91,189,094 (2004 - 46,066,941) and the weighed average diluted shares outstanding, as calculated by the treasury stock method, were 94,196,699 (2004 - 50,118,664). The substantial increase in shares outstanding period over period reflects the 2004 issuance from measuring 41,706,663 common shares for gross cash proceeds of $21.3 million.

As at May 10, 2005, the company had the following securities issued and outstanding:

- 92,752,500 common shares;
- 2,399,768 share purchase warrants; and
- 5,228,600 share purchase options.

Details of the exercise rights and terms of the warrants and options are noted in the Consolidated Financial Statements, included in this quarterly report.

**Net Earnings**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $952,477 | $12.45 | $1,548,696 | $13.76 | (38) | (10) |
| General & administrative | (669,563) | (8.75) | (408,268) | (3.63) | 64 | 141 |
| Stock-based compensation | (217,050) | (2.84) | (41,000) | (0.36) | 429 | 689 |
| Interest | (5,519) | (0.07) | (196,688) | (1.75) | (97) | (96) |
| Foreign exchange gain (loss) | 19,642 | 0.26 | (29) | - | - | - |
| Depletion, depreciation and accretion | (1,193,335) | (15.60) | (2,022,009) | (17.96) | (41) | (13) |
| Dilution gain | 3,020,329 | 39.48 | - | - | - | - |
| Non-controlling interests | 35,111 | 0.46 | - | - | - | - |
| Income tax recovery (provision) | (269,045) | (3.52) | 430,000 | 3.82 | - | - |
| Net earnings (loss) | $1,673,047 | $21.87 | $(689,298) | $(6.12) | - | - |

## LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations, cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations is calculated before changes in non-cash working capital. It is reconciled with net earnings on the Consolidated Statements of Cash Flows. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of its ability to fund a portion of its future growth expenditures.

*Cash flow from operations in the first quarter of 2005 was $265,000 ($ nil per basic and diluted share) compared to $944,000 ($0.02 per basic and diluted share)* in 2004.

Cash flow per boe was $3.46 in 2005 compared to $8.38 in 2004. This represents 14 percent of the average company selling price in 2005 compared to 29 percent in 2004. The reduction from the prior year period relates to a slight decrease in product pricing and increased G&A costs which were not offset fully by reductions in operating costs and interest costs.

Capital expenditures in the first quarter of 2005 totaled $6.0 million. A breakdown of the expenditures follows:

- $4.6 million primarily in Canada for drilling oil sands delineation core holes and for workovers of conventional wells at Battrum, Saskatchewan; and
- $1.4 million for seismic and other expenditures, primarily in Argentina.

The company drilled a total of 19 core holes on its oil sands property at Great Divide, Alberta. Core holes are drilled to gather information about the underlying reservoir, and are not designed for completion or production.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 64,640 acres of oil sands leases in northern Alberta. To date, the focus has been on a four section tract ("Pod One") on which approximately $7 million has been invested to delineate the oil bearing reservoir of this portion of the leases. Most of these costs were incurred in late 2004 and early 2005. Upon completion of ongoing engineering studies, submissions will be filed with regulatory authorities seeking approval to allow the company to develop a 10,000 bbl/d steam assisted gravity drainage ("SAGD") project in 2006. Capital development costs for Pod One are being determined and are expected to reach up to $200 million. Approximately two-thirds of these forecast expenditures (subject to further refinement) are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. *Management and the Board of Directors are assessing the best means to finance this project, including maintaining a 100* percent working interest and raising new equity and debt or exchanging a portion of the company's interests in a joint venture arrangement for third party funding.

Tompkins Natural Gas Project, Southwest Saskatchewan
In late 2003 and in early 2004, the company drilled and cased nine natural gas wells and one oil well. Costs incurred to date have been on budget. The oil well has been producing throughout 2004 and 2005 and has paid out. The natural gas wells require further evaluation and additional wells will likely be required to establish a sufficient reserve base for commercial exploitation. The company was financially constrained for most of 2004 and deferred this activity, but now has increased financial capacity to complete the project, pending availability of services, surface access to the leases due to environmental sensitivity and prioritization of investment alternatives.

Argentina
In 2005 expenditures of $1.2 million were incurred for new 3D seismic to validate a new drilling program on the Puesto Morales/ Rinconada concession in the Neuquen Basin, Argentina. A development drilling program is expected to commence in the second quarter of 2005, at which time these projects costs will begin to be depleted pursuant to the company's policy. This activity will be financed from the proceeds of the private placement financing completed by Petrolifera in March 2005.

**FINANCING ACTIVITIES**
Other than the financing required for the capital costs of the Great Divide Oil Sands Project, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program on conventional properties in the short term. In the longer term, it may be necessary to access additional capital in the equity markets. Except for a commitment to incur $650,000 of capital expenditures on behalf of joint venturers in the Tompkins and Battrum areas, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

The equity financing completed in late 2004 included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. At May 10, 2005, the company had fulfilled approximately $4.5 million of this obligation. The remaining $2.5 million obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## OUTLOOK
The company's business plan for 2005 will facilitate substantial growth. To accomplish this growth the company expects a measured but active capital program of oil and gas property acquisition and development drilling in Canada and in Argentina. Emphasis is expected to be placed on delineating the Great Divide oil sands property in Alberta while the conventional production base provides funds to cover the company's overhead requirements and fund a portion of capital expenditures.

Forecast operating cash flow, available cash, possible new bank borrowings and additional equity as required will finance Connacher's expected 2005 capital spending program. Joint ventures may also be utilized.

In the past, Connacher issued guidance for its anticipated operating and financial results. The company discontinued the issuance of detailed guidance some time ago.

All estimates and statements which may have been issued with respect to 2005 expectations are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its internal 2005 capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's internal 2005 plan, or any variation thereof, will be attained. Reference is made to the company's AIF for a description of the risks and uncertainties affecting the company and its business.

| | 2003 | | | 2004 | | | | 2005 |
|---|---|---|---|---|---|---|---|---|
| **Three Months Ended** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** |
| **Financial Highlights** ($000 except per share amounts) - Unaudited | | | | | | | | |
| Total revenue | 2,474 | 2,491 | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 | 1,857 |
| Cash flow from operations [1] | 821 | 745 | 1,008 | 944 | 516 | 478 | 471 | 265 |
| Basic, per share [1] | 0.02 | 0.02 | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 | - |
| Diluted, per share [1] | 0.03 | 0.02 | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 | - |
| Net earnings (loss) | 44 | 2,815 | 1,030 | (689) | (1,268) | (869) | (150) | 1,673 |
| Basic, per share | - | 0.08 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 |
| Diluted, per share | - | 0.07 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 |
| Capital expenditures | 4,272 | 5,715 | 15,015 | 10,391 | 2,603 | 681 | 3,954 | 6,047 |
| Proceeds on disposal of PNG properties | - | - | - | - | 89 | 17,564 | (49) | - |
| Bank debt | 12,500 | 13,800 | 12,100 | 20,600 | 23,655 | 7,563 | - | - |
| Working capital surplus (deficiency) | (179) | (2,695) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 | 5,588 |
| Cash on hand (net debt) | (12,679) | (16,495) | (21,094) | (30,450) | (32,012) | (14,207) | 3,914 | 8,286 |
| Shareholders' equity | 9,718 | 13,613 | 24,182 | 21,655 | 20,933 | 20,217 | 40,502 | 41,206 |
| **Operating Highlights** | | | | | | | | |
| Production | | | | | | | | |
| Natural gas (mcf/d) | 1,033 | 1,012 | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 | 1,328 |
| Crude oil (bbl/d) | 752 | 839 | 978 | 859 | 1,004 | 636 | 646 | 629 |
| Equivalent (boe/d) [2] | 924 | 1,008 | 1,228 | 1,237 | 1,314 | 814 | 861 | 850 |
| Pricing | | | | | | | | |
| Crude oil ($/bbl) | 33.10 | 29.40 | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 | 30.02 |
| Natural gas ($/mcf) | 2.18 | 2.35 | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 | 1.18 |
| Selected Highlights ($/boe) [2] | | | | | | | | |
| Weighted average sales price | 29.37 | 26.84 | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 | 24.04 |
| *Other income* | 0.04 | 0.03 | 0.10 | - | - | 0.33 | 0.15 | 0.24 |
| Royalties | 5.20 | 5.08 | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 | 4.82 |
| Operating and transportation costs | 7.46 | 7.89 | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 | 7.01 |
| Netback [3] | 16.75 | 13.90 | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 | 12.45 |
| **Common Share Information** | | | | | | | | |
| Shares outstanding at end of period (000) | 34,082 | 36,512 | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 | 92,753 |
| Weighted average shares outstanding for the period | | | | | | | | |
| Basic (000) | 29,421 | 35,820 | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 | 91,189 |
| Diluted (000) | 31,945 | 38,817 | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 | 94,197 |
| Volume traded during quarter (000) | 8,342 | 10,027 | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 | 40,486 |
| Common share price ($) | | | | | | | | |
| High | 0.76 | 0.87 | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 | 1.22 |
| Low | 0.40 | 0.65 | 0.74 | 0.73 | 0.30 | 0.28 | 0.29 | 0.49 |
| Close (end of period) | 0.71 | 0.75 | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 | 0.93 |

(1) Cash flow from operations and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by others. The company reports cash flow from operations before changes in working capital. Refer to Consolidated Statements of Cash Flows.

(2) All references to barrels of oil equivalence is calculated on the basis of six mcf to one barrel.

(3) For detailed netbacks by product type and by country, see "Operating Expenses and Operating Netbacks", in this MD&A.

# Consolidated Balance Sheets

CONNACHER OIL AND GAS LIMITED

| | March 31<br>2005 | December 31<br>2004 |
|---|---:|---:|
| | (unaudited) | |
| | $ | $ |
| **ASSETS** | | |
| | | |
| CURRENT | | |
| Cash | 8,286,115 | 3,914,181 |
| Accounts receivable | 1,853,826 | 1,773,005 |
| Prepaid expenses | 270,351 | 309,062 |
| | 10,410,292 | 5,996,248 |
| | | |
| Property and equipment | 41,319,048 | 36,542,595 |
| Future income tax asset | 1,042,522 | 3,678,270 |
| | 52,771,862 | 46,217,113 |
| | | |
| **LIABILITIES** | | |
| | | |
| CURRENT | | |
| Accounts payable | 4,822,397 | 2,446,947 |
| | 4,822,397 | 2,446,947 |
| | | |
| Asset retirement obligations (Note 4) | 2,830,648 | 2,905,477 |
| Deferred credits | 325,569 | 353,771 |
| Non-controlling interests | 3,587,158 | 8,930 |
| | 11,565,772 | 5,715,125 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| | | |
| Share capital and contributed surplus (Note 6) | 38,321,874 | 39,290,819 |
| Retained earnings | 2,884,216 | 1,211,169 |
| | 41,206,090 | 40,501,988 |
| | 52,771,862 | 46,217,113 |

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED

Three Months Ended March 31 (Unaudited)

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| **REVENUE** | | |
| Petroleum and natural gas sales | 1,839,162 | 3,289,501 |
| Other income | 18,127 | 436 |
| | 1,857,289 | 3,289,937 |
| Royalties | (368,814) | (605,247) |
| | 1,488,475 | 2,684,690 |
| | | |
| **EXPENSES** | | |
| Operating | 529,923 | 1,107,174 |
| Transportation costs | 6,075 | 28,820 |
| General and administrative | 669,563 | 408,268 |
| Stock-based compensation | 217,050 | 41,000 |
| Interest | 5,519 | 196,688 |
| Foreign exchange loss (gain) | (19,642) | 29 |
| Depletion, depreciation and accretion | 1,193,335 | 2,022,009 |
| Dilution gain (Note 3) | (3,020,329) | - |
| | (418,506) | 3,803,988 |
| | | |
| Earnings (loss) before taxes and non-controlling interests | 1,906,981 | (1,119,298) |
| | | |
| Current income tax provision | 12,797 | - |
| Future income tax provision (recovery) | 256,248 | (430,000) |
| | 269,045 | (430,000) |
| | | |
| Earnings (loss) before non-controlling interests | 1,637,936 | (689,298) |
| | | |
| Loss applicable to non-controlling interests | (35,111) | - |
| | | |
| **NET EARNINGS (LOSS)** | 1,673,047 | (689,298) |
| | | |
| **RETAINED EARNINGS, BEGINNING OF PERIOD** | 1,211,169 | 4,187,580 |
| | | |
| **RETAINED EARNINGS, END OF PERIOD** | 2,884,216 | 3,498,282 |
| | | |
| **EARNINGS (LOSS) PER SHARE** | | |
| Basic and diluted | 0.02 | (0.01) |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | | |
| Basic | 91,189,094 | 46,066,941 |
| Diluted | 94,196,699 | 50,118,664 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED

Three Months Ended March 31

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| **CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:** | | |
| | | |
| **OPERATING** | | |
| Net earnings (loss) | 1,673,047 | (689,298) |
| Items not affecting cash: | | |
| Depletion, depreciation and accretion | 1,193,335 | 2,022,009 |
| Stock-based compensation | 217,050 | 41,000 |
| Future income tax provision (recovery) | 256,248 | (430,000) |
| Foreign exchange | (19,642) | 29 |
| Dilution gain | (3,020,329) | - |
| Loss applicable to non-controlling interests | (35,111) | - |
| Cash flow from operations | 264,598 | 943,740 |
| Changes in non-cash working capital | 2,333,341 | 228,906 |
| | 2,597,939 | 1,172,646 |
| **FINANCING** | | |
| Issue of common shares, net of share issue costs | 1,493,505 | 91,260 |
| Issue of shares by Petrolifera, net of share issue costs (Note 3) | 6,327,710 | - |
| Increase in bank loans | - | 8,500,000 |
| | 7,821,215 | 8,591,260 |
| **INVESTING** | | |
| Acquisition and development of oil and gas properties | (6,047,220) | (10,391,208) |
| | (6,047,220) | (10,391,208) |
| | | |
| **NET INCREASE (DECREASE) IN CASH** | 4,371,934 | (627,302) |
| | | |
| **CASH, BEGINNING OF PERIOD** | 3,914,181 | 627,302 |
| | | |
| **CASH, END OF PERIOD** | 8,286,115 | - |
| | | |
| SUPPLEMENTARY INFORMATION – CASH PAYMENTS | | |
| Interest | 5,519 | 196,688 |
| Income taxes | 9,470 | - |

Period ended March 31, 2005 and 2004 (unaudited)

## 1. FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

The interim Consolidated Financial Statements include the accounts of Connacher Oil and Gas Limited, its subsidiaries and Petrolifera Petroleum Limited (collectively, "Connacher" or the "Company"), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of crude oil and natural gas.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.

## 2. CONSOLIDATION

Consistent with the audited financial statements for the year ended December 31, 2004, these unaudited March 31, 2005 financial statements consolidate the accounts of Petrolifera Petroleum Limited ("Petrolifera"). Notwithstanding Connacher's equity interest in Petrolifera was diluted from 61 percent to 40 percent in the first quarter of 2005 (see note 3), Connacher continued to control Petrolifera and therefore continued to consolidate Petrolifera at March 31, 2005 because Connacher controls the Petrolifera board of directors and manages Petrolifera under the terms of a management agreement.

## 3. DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of 7 million common shares and 3.5 million common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher, pursuant to an outstanding promissory note, to $750,000. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the Company of $3,020,000.

## 4. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

| | Three Months Ended March 31, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Asset retirement obligation, beginning of period | $ 2,905,477 | $ 4,784,000 |
| Liabilities incurred | - | 663,406 |
| Liabilities settled | - | (206,773) |
| Liabilities disposed | - | (2,446,660) |
| Change in estimated future cash flows | (111,048) | (46,496) |
| Accretion expense | 36,219 | 178,000 |
| Asset retirement obligation, end of period | $ 2,830,648 | $ 2,905,477 |

## 5. BANK LOANS

As at March 31, 2005, the Company had available a $6.6 million Revolving Reducing Demand Loan ("LOC") with no scheduled monthly reductions. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At March 31, 2005, the Company had not drawn any amount on this facility.

Additionally, the Company had a $2,000,000 Non-Revolving Acquisition/ Development Demand Loan Facility ("AD Facility"). At March 31, 2005, the Company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility.

In April, 2005, the LOC borrowing limit was increased to $9 million and the AD Facility borrowing limit was increased to $3 million.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

# 6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

**Authorized**
The authorized share capital is comprised of the following:
- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

**Issued**
Only common shares have been issued by the Company.

| | Number of shares | Amount $ |
|---|---|---|
| Share Capital: | | |
| Balance, December 31, 2004 | 89,626,743 | 38,755,561 |
| Issued upon exercise of options | 240,000 | 87,900 |
| Issued upon exercise of warrants | 2,885,757 | 1,544,223 |
| Assigned value of warrants exercised | | (92,344) |
| Share issue costs | | (46,274) |
| Tax effect of share issue costs | | 18,000 |
| Tax effect of flow-through expenditures renounced | | (2,697,500) |
| Balance, Share Capital, March 31, 2005 | 92,752,500 | 37,569,566 |
| | | |
| Contributed Surplus: | | |
| Balance, December 31, 2004 | | 535,258 |
| Fair value of share options granted | | 217,050 |
| Balance, Contributed Surplus, March 31, 2005 | | 752,308 |
| | | |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2004 | | 39,290,819 |
| March 31, 2005 | | 38,321,874 |

**(a) Stock Options**
A summary of the Company's outstanding stock option grants, as at March 31, 2005 and 2004 and changes during those periods is presented below:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ |
| Outstanding, beginning of period | 3,988,600 | 0.53 | 2,830,000 | 0.45 |
| Granted | 1,500,000 | 0.89 | 240,000 | 1.33 |
| Expired | (20,000) | (0.75) | - | - |
| Exercised | (240,000) | (0.37) | (135,000) | (0.28) |
| Outstanding, end of period | 5,228,600 | 0.64 | 2,935,000 | 0.53 |

All stock options have been granted for a period of five years. The stock options granted in 2005 vest one-third upon grant, one-third one year after grant and one-third two years after grant.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 395,000 | 1.4 |
| $0.31 - $0.70 | 2,633,600 | 2.6 |
| $0.71 - $1.00 | 1,960,000 | 3.5 |
| $1.01 - $1.52 | 240,000 | 4.0 |
| | 5,228,600 | |

In 2005 a compensatory non-cash expense of $217,050 (2004 - $41,000) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2005 | 2004 |
|---|---|---|
| Risk free interest rate | 3.0% | 3.0% |
| Expected option life (years) | 3 | 3 |
| Expected volatility | 53% | 53% |

The weighted average fair value at the date of grant of all options granted in the first three months of 2005 was $0.28 per option (2004 - $0.51).

**(b) Share purchase warrants**

A summary of the Company's outstanding share purchase warrants, as at March 31, 2005 and 2004 and changes during the periods is presented below:

| | 2005 | 2004 |
|---|---|---|
| Outstanding, beginning of period | 5,300,525 | 4,984,145 |
| Exercised | (2,885,757) | (115,000) |
| Expired | (15,000) | - |
| Outstanding, end of period | 2,399,768 | 4,869,145 |

As at March 31, 2005 the 2,399,768 warrants outstanding were exercisable to purchase common shares from treasury as follows:

(i) 2,387,368 common shares at $0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and
(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

**(c) Flow-through shares**

In 2005 the Company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures have been recorded in 2005. The Company has until December 31, 2005 to incur those expenditures. As at March 31, 2005, $4 million of those expenditures have been incurred.

## 7. SEGMENTED INFORMATION

The Company has operations in Canada and, through its ownership of Petrolifera, Argentina and Peru; all operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

Three Months Ended March 31

| | Canada | Argentina and Peru | Total |
|---|---|---|---|
| | $ | $ | $ |
| **2005** | | | |
| Revenue, gross | 1,454,221 | 384,941 | 1,839,162 |
| Net earnings (loss) | 1,627,944 | (45,103) | 1,673,047 |
| Property and equipment | 37,407,974 | 3,911,074 | 41,319,048 |
| Capital expenditures | 4,756,842 | 1,290,378 | 6,047,220 |
| Total assets | 48,361,203 | 4,410,659 | 52,771,862 |
| **2004** | | | |
| Revenue, gross | 3,092,348 | 197,589 | 3,289,937 |
| Net earnings (loss) | (726,919) | 37,621 | (689,298) |
| Property and equipment | 53,278,807 | 600,711 | 53,879,518 |
| Capital expenditures | 10,334,217 | 56,991 | 10,391,208 |
| Total assets | 59,032,102 | 1,005,601 | 60,037,703 |

# Corporate Information

## Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and Chief Operating Officer

Richard R. Kines
Vice President, Finance and Chief Financial Officer

Timothy J. O'Rourke
Vice President, Oil Sands Operations

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

Gary D. Wine
President, Petrolifera Petroleum Limited

## Auditors
Deloitte & Touche LLP, Calgary

## Bankers
National Bank of Canada, Calgary

## Solicitors
Macleod Dixon LLP, Calgary

## Reservoir engineers
DeGolyer and MacNaughton Canada Limited, Calgary

## Registrar and transfer agent
Valiant Trust Company, Calgary

Equity Transfer Services Inc., Toronto

## Subsidiaries and related companies
COGL Resources Ltd. - (100%)
Great Divide Oil Corporation - (100%)
Petrolifera Petroleum Limited - (40%)

## Stock exchange listing
Toronto Stock Exchange
Trading symbol - CLL

## Head office
Suite 2600
530 - 8th Avenue SW
Calgary, Alberta
Canada T2P 3S8

tel 403.538.6201 / fax 403.538.6225

www.connacheroil.com
inquiries@connacheroil.com

## Board of directors

Richard A. Gusella
President and Chief Executive Officer

Charles W. Berard ( 2, 3)
Chairman, Governance Committee

Colin M. Evans (1, 2, 3)
Chairman, Audit Committee

Gary W. Freeman (1, 3)
Chairman, Human Resources Committee
Chairman, Reserves Subcommittee

Stewart D. McGregor (1, 2)
Lead Director

(1) Audit Committee
(2) Governance Committee
(3) Human Resources Committee

## Abbreviations

| | |
|---|---|
| ARTC | Alberta Royalty Tax Credit |
| bbls | barrels |
| bbl/d | barrels per day |
| bcf | billion cubic feet |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| DCF | discounted cash flow |
| EUB | Energy Utilities Board |
| GJ | gigajoule |
| mbbls | thousand barrels |
| mboe | thousand barrels of oil equivalent |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmboe | million barrels of oil equivalent |
| mmcf | million cubic feet |
| mmcf/d | million cubic feet per day |
| NGLs | natural gas liquids |
| PV | present value |
| WI | working interest |
| WTI | West Texas Intermediate |

**FORM 52-109FT2**

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, **Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Connacher Oil and Gas Limited**, (the "Issuer") for the interim period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated: May 10, 2005

*(signed) "Richard A. Gusella"*
Richard A. Gusella
President & Chief Executive Officer

## Second Quarter Report 2005 Highlights

- ***Great Divide reserves elevated to probable status per GLJ report***
- **Probable bitumen reserves for Pod One of 69.6 million barrels - 10 percent PW $226 million; 8 percent PW $290 million; other resources also recognized**
- **Great Divide EUB application nearing completion**
- **Total corporate proved and probable reserves now 73 million boe with 10 percent PW of $267 million, up 1,814 percent by volume and 703 percent by value**
- **Successful Canadian drilling results in oil production increases - now over 825 bbl/d, up 56 percent since January 2005**
- **Petrolifera signs license for Block 106 (Maranon) in Peru, prepares to sign for Block 107 (Ucayali) - total 5 million acres**

## Financial & Operating Highlights

| | Three months ended June 30 | | | Six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ($000's except per share amounts) | 2005 | 2004 | % Change | 2005 | 2004 | % Change |
| **FINANCIAL** | | | | | | |
| Total revenue | 2,796 | 3,556 | (21) | 4,653 | 6,846 | (32) |
| Cash flow from operations before working capital changes [1] | 877 | 516 | 70 | 1,142 | 1,460 | (22) |
| Per basic and diluted share [1] | 0.01 | 0.01 | - | 0.01 | 0.03 | (67) |
| Net earnings (loss) | (230) | (1,268) | 82 | 1,443 | (1,957) | - |
| Per share, basic and diluted | - | (0.03) | - | 0.02 | (0.04) | - |
| Capital expenditures | 5,649 | 2,602 | 117 | 11,697 | 12,994 | (10) |
| Cash on hand (net debt) | | | | 2,629 | (32,012) | - |
| Shareholders' equity | | | | 41,217 | 20,933 | 97 |
| Total assets | | | | 52,432 | 60,531 | (13) |
| Common shares outstanding (000's) | | | | | | |
| Weighted average | | | | | | |
| Basic | 92,875 | 47,042 | 97 | 92,037 | 46,553 | 98 |
| Diluted | 95,555 | 48,496 | 97 | 94,717 | 49,150 | 93 |
| End of Period | | | | | | |
| Issued | | | | 93,013 | 47,368 | 96 |
| Fully diluted | | | | 100,331 | 54,590 | 84 |
| **OPERATING** | | | | | | |
| Daily production / sales volumes | | | | | | |
| Crude oil - bbl/d | 702 | 1,004 | (30) | 666 | 932 | (29) |
| Natural gas - mcf/d | 1,416 | 1,860 | (24) | 1,372 | 2,064 | (34) |
| Barrels of oil equivalent - boe/d [2] | 938 | 1,314 | (29) | 894 | 1,276 | (30) |
| Prices | | | | | | |
| Oil - $/bbl | | | | | | |
| Canada | 40.70 | 28.74 | 42 | 35.00 | 29.18 | 20 |
| Argentina | 44.99 | 43.41 | 4 | 42.47 | 42.80 | (1) |
| Total | 41.23 | 29.46 | 40 | 35.96 | 29.90 | 20 |
| Natural gas - $/mcf | | | | | | |
| Canada | 6.06 | 6.57 | (8) | 5.87 | 6.08 | (3) |
| Argentina | 0.86 | 0.86 | - | 0.80 | 0.53 | 51 |
| Total | 0.99 | 5.11 | (81) | 1.08 | 4.73 | (77) |
| Barrels of oil equivalent - $/boe [2] | 32.35 | 29.74 | 9 | 28.42 | 29.49 | (4) |
| Operating netback - $/boe [2] | 17.28 | 12.53 | 38 | 15.00 | 13.12 | 14 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

# Letter to Shareholders

Continuing favorable progress at Great Divide, the expansion of Petrolifera and a reactivated and successful drilling program at Battrum, Saskatchewan were the dominant features of Connacher's activity in the first half of 2005.

## GREAT DIVIDE

At the Company's Great Divide, Alberta oil sands project, a successful 3D seismic program over a significant portion of Pod One was completed with high quality results. Interpretation of the data confirmed the geological model which had been developed from analysis of the cores and logs secured from the 19 core holes drilled on or around Pod One. Results confirmed the belief that development of Pod One was a commercially viable option. A considerable effort was exerted in the preparation of the extensive and detailed application to proceed with development of a 10,000 bbl/d project at Great Divide. This initiative is now virtually complete and should be submitted to regulators in a matter of days. Connacher has already initiated the consultation process with stakeholders who might be impacted by the project.

In conjunction with the application and analysis process, Connacher commissioned an independent evaluation of the reserves and resources associated with its Great Divide holdings. Subsequent to the reporting period, the results of the study by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineers of Calgary, Alberta, dated July 29, 2005 with an effective date of September 1, 2005, were released. The report and estimates were prepared in compliance with the Canadian Oil and Gas Evaluation Handbook ("COGEH") and with National Instrument 51-101 – Standards for Disclosure of Oil and Gas Activities ("NI 51-101").

As a consequence of Pod One becoming a project for which regulatory approval was being sought, GLJ was able to recognize a significant portion of Pod One reserves in the probable reserve category, while continuing to recognize significant additional Pod One reserves in the possible category. Reserves will not be recognized as "proved" until production is underway. GLJ assigned 69.6 million probable ("2P") recoverable barrels of bitumen to Pod One and 108.3 million barrels of probable and possible reserves ("3P"). Using their July 2005 full-year escalated pricing for Great Divide crude, GLJ estimated the probable reserves for Pod One alone to have a 10 percent pre-tax present value, after deducting forecast royalties, operating costs, capital and abandonment and restoration charges over the project life exceeding 25 years to be $226.3 million (approximately $2.40 per basic common share). The probable and possible reserves ("3P") were estimated to have a 10 percent present value, calculated on a consistent basis, of $287.4 million (approximately $3.09 per common share).

GLJ also recognized the existence of four additional pods on Connacher's extensive acreage in the Great Divide region and the likelihood that additional pods will be discovered with additional drilling. Outside of Pod One, no economic value was assigned to these "best estimate" or "low certainty" resources at this time as they have insufficient drilling density, seismic mapping or project definition to be categorized as reserves. In total, GLJ recognized 538 million barrels of probable and possible reserves and low certainty resources on Connacher's lands, with initial and remaining recoverable probable and possible reserves and low certainty resources of 311.2 million barrels.

Shareholders are cautioned that the estimates of reserves and future net revenue for individual properties, such as Great Divide, may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Following submission of its Pod One development application to Alberta's Energy and Utilities Board and Alberta Environment, Connacher will focus on its financing alternatives over the next several months, while continuing the process of detailed engineering design, procurement and preparation for expanded field activity and plant construction. The regulatory review is expected to take approximately six months. Additionally, plans will be formulated for an extensive core hole program of up to 50 wells on already-identified pods, including several additional wells on Pod One, which could further expand its reserve base.

In reviewing financing alternatives, Connacher's goal for shareholders is maximum value retention at minimum dilution. A review of downstream integration alternatives will also be factored into this evaluation, with a view to a reduction of the price differential risks associated with heavy oil production. Other alternatives including joint venturing and tax-driven partnerships are being evaluated. The significant escalation in investor and industry interest in the oil sands should work in the company's favor as its strategy is crystallized into action.

Subsequent to the reporting period, Connacher also acquired a further six sections (3,840 acres) of oil sands leases and five sections (3,200 acres) of P&NG rights in the Great Divide region for approximately $218,000. These lands are contiguous with or associated with the Company's existing landholdings in the region.

## RESERVES

In addition to the GLJ evaluation of reserves and resources at Great Divide, Connacher has also received updated estimates of its conventional Canadian reserves and the Argentinean properties of Petrolifera, as prepared by DeGolyer and MacNaughton Canada Limited ("D&M"), independent Petroleum Consultants of Calgary, Alberta. The effective date of D&M's report is June 30, 2005 and September 1, 2005 for the GLJ report. All reports were prepared in accordance with COGEH and NI 51-101, with each consultant's current and posted price deck applied.

Remaining Reserves and Future Cash Flow
Forecast Price Case at June 30 and September 1, 2005
Company Share

| | Remaining Reserves | | | | | | Future Net Revenue [8,9,10,11,12] | |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil | | Natural Gas | | NGLs | | Undiscounted | Discounted |
| **Reserve Category** | **Gross[1]** | **Net[1]** | **Gross[1]** | **Net[1]** | **Gross[1]** | **Net[1]** | | **at 10%** |
| | **stb** | **stb** | ***mmcf*** | ***mmcf*** | **bbl** | **bbl** | **$000** | **$000** |
| Proved Developed[2] | | | | | | | | |
| Producing [5] | 1,514,054 | 1,195,582 | 1,190 | 1,032 | 2,307 | 1,618 | 26,831 | 20,589 |
| Non-producing [6] | 1,477 | 929 | 160 | 143 | - | - | 853 | 715 |
| Total Proved Developed | 1,515,531 | 1,196,511 | 1,350 | 1,175 | 2,307 | 1,618 | 27,684 | 21,304 |
| Proved Undeveloped [7] | 450,133 | 362,698 | 295 | 254 | - | - | 7,047 | 4,782 |
| TOTAL PROVED ("1P") | 1,965,664 | 1,559,209 | 1,645 | 1,429 | 2,307 | 1,618 | 34,731 | 26,086 |
| Probable [3] | 70,992,716 | 62,116,257 | 1,903 | 1,653 | 888 | 617 | 852,327 | 240,513 |
| TOTAL Proved & Probable ("2P") | 72,958,380 | 63,675,466 | 3,548 | 3,082 | 3,195 | 2,235 | 887,058 | 266,599 |
| Possible [4] | 40,686,571 | 34,967,572 | 4,571 | 3,690 | 119 | 103 | 722,017 | 78,627 |
| TOTAL Proved & Probable & Possible ("3P") | 113,644,951 | 98,643,038 | 8,119 | 7,042 | 3,314 | 2,338 | 1,609,075 | 345,226 |

(1) "Gross reserves are the Company's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Company. "Net Reserves" are the Company's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Company's royalty interests in reserves.
(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90 percent likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved reserves.
(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will exceed the estimated proved plus probable reserves.
4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
5) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
6) "Developed Non-Producing" reserves are those reserves that have either not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
7) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8) The values do not necessarily represent the fair market value.
(9) Including ARTC.
(10) Before income taxes and indirect costs and after capital costs and future abandonment costs net of salvage value.
(11) Includes 100 percent of Petrolifera's Argentinean reserves. Connacher owned 40 percent of Petrolifera at June 30, 2005
(12) May not add due to rounding.

Additionally, GLJ also assigned 202.6 million low certainty recoverable resources to four pods and two prospective pods on Connacher's Great Divide oil sands properties, with no economic value calculated for these resources until they can be upgraded to project and reserve status.

Of the Company's total 73.6 million boes of gross proved and probable recoverable reserves, 72.2 million boes are located in Canada with the balance in Argentina. Of total Canadian probable reserves, 69.6 million barrels or 96 percent are in Pod One at Great Divide with the balance primarily at Battrum and Tompkins, Saskatchewan.

Of the Company's total 41.4 million boes of gross possible reserves, 39.8 million boes are located in Canada with the balance in Argentina. Of total Canadian possible reserves, 38.7 million barrels or 97 percent are in Pod One located at Great Divide, Alberta with the balance at conventional properties in Saskatchewan.

Sixty percent of the equity of Petrolifera is owned by shareholders other than Connacher, and accordingly while the accounts of Petrolifera are consolidated with those of Connacher as at June 30, 2005, 788,000 boes of proved and probable reserves and 997,000 boe's of possible reserves owned by Petrolifera are not beneficially owned by Connacher due to the ownership structure of Petrolifera.

The 10% present value of the Company's future net revenue from proved and probable reserves has increased from $33.2 million at year-end 2004 to $266.6 million ($2.90 per basic common share) as at June 30, 2005, an increase of 703 percent. Connacher's 2P recoverable reserve volumes are 1,814 percent above year end 2004; 3P gross reserve volumes have increased 102 percent.

## PETROLIFERA PETROLEUM LIMITED

### Argentina

As previously reported, in early 2005 Petrolifera completed a 150 square kilometer 3D seismic program over a significant portion of the Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Interpretation of the seismic has resulted in nine drillable locations, with attractive reserve potential. A shortage of available rigs has precluded drilling these prospects, but Petrolifera is in the queue for a drilling rig and a completion rig to drill up to five successive wells, commencing October 1, 2005. Drilling will be initiated sooner if a rig becomes available. The prospects to be drilled are relatively shallow 1,500 – 1,700 metre tests to evaluate several horizons for both oil and natural gas, with the Sierras Blancas and Quintico the primary objectives. If success is achieved, numerous follow-up development locations are anticipated.

Effective June 1, 2005, the price received by Petrolifera for natural gas being sold in Argentina was renegotiated to a level of $1.13 per mcf, an increase of over 50 percent. The price is subject to further review and adjustment every six months.

### Peru

Subsequent to the reporting period, the formal signing ceremony for License 106 in the Maranon Basin took place in Lima, Peru. This two million acre block is well-situated, surrounding the Corrientes Field, a 200 million barrel field and the largest in the Basin. Furthermore, the block is surrounded by other smaller fields and is bisected by an underutilized pipeline, such that any new discovery could access markets quickly.

The signing ceremony for Block 107 in the Ucayali Basin is tentatively scheduled for August 23, 2005. This is also a high potential block covering over three million acres northwest of and on trend with the giant Camisea natural gas complex.

Connacher and Petrolifera are enthused about the potential of these two large, significant blocks. Serious exploration work will be initiated once baseline environmental studies are completed. Peru is emerging as a dynamic and resurgent country for the oil and gas business and further opportunities are being examined.

## CORPORATE

Mr. Gary Freeman resigned as a director of Connacher for personal reasons, including a decision to relocate in Victoria, B.C. The Company thanks Mr. Freeman for his contribution since he became a director. A replacement director will be appointed in due course.

Respectfully submitted on behalf of the Board of Directors

Signed,
"R.A Gusella"
**Richard A. Gusella**
President and Chief Executive Officer

August 10, 2005

# Management's Discussion and Analysis ("MD&A")

The following is dated as of August 10, 2005 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and six months ended June 30, 2005 and 2004 as contained in this interim report and the annual MD&A and audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. Additional information relating to the company, including the company's 2004 Annual Report and Annual Information Form ("AIF"), is on SEDAR at www.sedar.com. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. *These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs,* operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). Boes may be misleading particularly if used in isolation. The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

## FINANCIAL AND OPERATING REVIEW

### PRODUCTION, PRICING AND REVENUE

| | Three Months Ended June 30 | | | Six Months Ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2005** | **2004** | **% change** | **2005** | **2004** | **% change** |
| Daily production / sales volumes | | | | | | |
| **Oil – bbl/d** | | | | | | |
| Canada | 616 | 955 | (35) | 580 | 883 | (34) |
| Argentina | 86 | 49 | 76 | 86 | 49 | 76 |
| Total | 702 | 1,004 | (30) | 666 | 932 | (29) |
| **Natural Gas – mcf/d** | | | | | | |
| Canada | 35 | 1,383 | (98) | 76 | 1,562 | (95) |
| Argentina | 1,381 | 477 | 190 | 1,296 | 502 | 158 |
| Total | 1,416 | 1,860 | (24) | 1,372 | 2,064 | (34) |
| **Combined – boe/d** (1) | | | | | | |
| Canada | 622 | 1,185 | (48) | 593 | 1,143 | (48) |
| Argentina | 316 | 129 | 144 | 301 | 133 | 126 |
| Total | 938 | 1,314 | (29) | 894 | 1,276 | (30) |
| **Product pricing ($)** | | | | | | |
| Oil – per bbl | | | | | | |
| Canada | 40.70 | 28.74 | 42 | 35.00 | 29.18 | 20 |
| Argentina | 44.99 | 43.41 | 4 | 42.47 | 42.80 | (1) |
| Weighted average | 41.23 | 29.46 | 40 | 35.96 | 29.90 | 20 |
| Natural gas – per mcf | | | | | | |
| Canada | 6.06 | 6.57 | (8) | 5.87 | 6.08 | (3) |
| Argentina | 0.86 | 0.86 | - | 0.80 | 0.53 | 51 |
| Weighted average | 0.99 | 5.11 | (81) | 1.08 | 4.73 | (77) |
| **Boe – per boe** | | | | | | |
| Canada | 40.66 | 30.82 | 32 | 35.01 | 30.84 | 14 |
| Argentina | 16.01 | 19.83 | (19) | 15.49 | 17.82 | (13) |
| Weighted average | 32.35 | 29.74 | 9 | 28.42 | 29.49 | (4) |
| **Petroleum and natural gas sales ($000's)** | | | | | | |
| Canada | 2,301 | 3,323 | (31) | 3,755 | 6,416 | (41) |
| Argentina | 460 | 233 | 97 | 846 | 430 | 97 |
| Total | 2,761 | 3,556 | (22) | 4,601 | 6,846 | (33) |
| **Other income ($000's)** | | | | | | |
| Canada | 35 | - | | 53 | - | |
| Argentina | - | - | | - | - | |
| Total | 35 | - | | 53 | - | |

(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.

Results for the second quarter of 2005 were significantly affected by the disposition of Canadian producing oil and gas properties in July 2004. Production from these properties represented approximately 500 boe/d or 40 percent of the company's second quarter 2004 daily production. The decline in Canada was offset by an increase in Argentinean production, primarily as a result of purchasing the operator's 50 percent working interest near year end 2004. As a consequence of the resultant 29 percent decrease in sales volume in the second quarter and an increase in overall product pricing of nine percent from the second quarter of the prior year, total revenue in the second quarter of 2005 decreased by 22 percent to $2.8 million compared to $3.6 million reported in the second quarter of 2004. Canadian revenues for the second quarter were $2.3 million, down 30 percent from $3.3 million in the same 2004 period (due to the aforementioned property sales), while Argentinean revenues were up 97 percent to $460,000 from $233,000 in 2004.

The price realized for Canadian oil sales was $40.70 per barrel, up 42 percent in the second quarter of 2005 compared with 2004 , and was up 20 percent to $35.00 per bbl for 2005 year-to-date compared to $29.18 realized in the first six months of 2004. This increase was a result of higher world oil prices (WTI rose 39 percent in the second quarter 2005 compared to the second quarter 2004 and increased by 40 percent in the first half of 2005 compared to the first half of 2004), and the expiry on March 31, 2005 of an oil sales contract for a portion of crude oil sales at a price lower than world market prices. The Company now sells its crude oil at market prices with a US $0.50 premium per barrel.

Results for the first half of 2005 reflect similar changes for the same reasons. Total revenues of $4.7 million were down 33 percent from the prior year, reflecting a reduction of 30 percent in sales volumes and a four percent reduction in product pricing. Canadian revenues of $3.8 million were down 40 percent as a result of a sales volumes decline of 48 percent, offset by an increase in product pricing of 14 percent. For Argentina, year-to-date revenues of $846,000 represents a 97 percent increase from 2004, as a result of sales volumes increasing by 126 percent, offset by a thirteen percent decline in pricing.

As a result of the 2004 property sales, natural gas sales volumes in Canada were nominal. Consequently, the low regulated natural gas price received in Argentina has had a significant effect on reducing the overall natural gas selling price from $4.73 per mcf to $1.08 this year. Recently natural gas pricing in Argentina has improved to $1.13 per mcf (from $0.74 per mcf), and is expected to continue to rise in the near term. However, these prices are expected to continue to be significantly lower than unregulated North American natural gas market prices.

## ROYALTIES

| | For the Six Months Ended June 30 | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Total | Per boe | Total | Per boe |
| Canada | $958,875 | $8.94 | $1,246,947 | $5.99 |
| percentage of total oil and gas revenue | 26% | | 19% | |
| Argentina | $98,719 | $1.81 | $70,178 | $2.91 |
| percentage of total oil and gas revenue | 12% | | 16% | |
| **Total** | $1,057,594 | $6.53 | $1,317,125 | $5.68 |
| percentage of total oil and gas revenue | 23% | | 19% | |

Royalties represent charges against production or revenue by governments and landowners. Royalties in the second quarter of 2005 were $689,000 ($8.07 per boe, or 26 percent of oil and gas revenue) compared to $712,000 in the second quarter of 2004 ($5.95 per boe, or 22 percent of oil and gas revenue). From period to period, royalties can change slightly based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices. The change from 2004 to 2005 reflects this.

For the year-to-date, royalties were $1.1 million (23 percent of revenue or $6.53 per boe) compared to $1.3 million (19 percent of revenue or $5.68 per boe) for the first six months of 2004. This twenty percent overall reduction in royalties reflects the overall 30 percent reduction in sales volumes offset by the consequence to crude oil royalties of a twenty percent increase in Canadian oil prices.

## OPERATING EXPENSES AND OPERATING NETBACKS

**Company Operating Netbacks - combined Canada and Argentina (1)**
**For the six months ended June 30**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe/d) | 894 | | 1,276 | | (30) | |
| Petroleum and natural gas revenue | $4,600,486 | $28.42 | $6,846,040 | $29.49 | (33) | (4) |
| Other income | 52,992 | 0.33 | - | - | - | - |
| Total revenue | 4,653,478 | 28.75 | 6,846,040 | 29.49 | (32) | (3) |
| Royalties | (1,057,594) | (6.53) | (1,317,125) | (5.68) | (20) | 15 |
| Net revenue | 3,595,884 | 22.22 | 5,528,915 | 23.81 | (35) | (7) |
| Operating costs | (1,159,362) | (7.16) | (2,397,686) | (10.32) | (52) | (31) |
| Transportation costs | (9,525) | (0.06) | (84,593) | (0.37) | (89) | (84) |
| **Operating netback** | $2,426,997 | $15.00 | $3,046,636 | $13.12 | (20) | 14 |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback.

Operating costs decreased by 52 percent in the second quarter of 2005 to $629,000 compared to $1.3 million in the comparative 2004 quarter. This reflects reduced sales volumes, together with better operating efficiencies with current production. Second quarter 2005 unit costs of $7.42 per boe were 34 percent lower than $11.26 per boe in the same 2004 period. Following the sale of the Cabri, Saskatchewan property and the higher-cost heavy oil production at Islay and Lloydminster, Alberta, current quarter Canadian operating costs have declined to $8.44 per boe ($11.88 per boe in the second quarter of 2004). Argentinean operating costs were down slightly from last year, averaging $5.41 per boe in the second quarter of 2005 compared to $5.58 per boe in the second quarter of 2004.

The benefit of having sold the higher-operating cost properties in 2004 is also reflected in lower year-to-date operating costs . Overall operating costs were down 52 percent to $1.2 million from $2.4 million and by 31 percent on a boe basis to $7.16 from $10.32 in the first half of 2004.

Transportation costs were lower as a result of having sold the higher-cost heavy oil properties in 2004 resulting in lower volumes and less trucking costs.

**2005 Operating Netbacks by Country and Product**
For the six months ended June 30, 2005
Per unit netbacks are calculated by dividing netbacks by sales volumes.

Operating netbacks by product type and by country are indicated below.

| | Canada | | | | Argentina | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude oil | | Natural gas | | Crude oil | | Natural gas | |
| | Total | Per bbl | Total | Per mcf | Total | Per bbl | Total | Per mcf |
| **Average daily production** | 580 bbl/d | | 76 mcf/d | | 86 bbl/d | | 1,296 mcf/d | |
| Total revenue | $3,673,404 | $35.00 | $81,317 | $5.87 | $658,636 | $42.47 | $187,129 | $0.80 |
| Royalties | (954,236) | (9.09) | (4,639) | (0.34) | (77,319) | (4.99) | (21,400) | (0.09) |
| Operating and transportation costs | (865,502) | (8.25) | (40,069) | (2.91) | (206,236) | (13.30) | (57,080) | (0.24) |
| **Operating netback** | $1,853,666 | $17.66 | $36,609 | $2.62 | $375,081 | $24.18 | $108,649 | $0.47 |

Consolidated operating netbacks for the second quarter of 2005 increased 38 percent to $17.28 per boe compared to the second quarter of 2004. Canadian netbacks in the second quarter of 2005 were $21.69 per boe up 69 percent from the same 2004 period. These increases were primarily due to the increase in oil prices and lower operating costs. For the second quarter of 2005, Argentinean netbacks were down seven percent to $9.21 per boe compared to $9.89 for the same 2004 period, as a result of operating costs per boe being slightly higher in 2005.

For the year-to-date, consolidated operating netbacks were $15.00 per boe, a 14 percent increase from the $13.12 reported in the first half of 2004.

Canadian netbacks for the 2005 year-to-date were $17.62 per boe, compared to $13.53 per boe in the first six months of 2004, while Argentinean netbacks averaged $8.86 per boe in the first six months of 2005, compared to $9.58 per boe in the first six months of 2004. The lower Argentinean netbacks primarily reflect low natural gas prices compared to North America.

Netbacks do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Nevertheless, Connacher's management uses netback as a performance measurement.

### GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative (G&A) expenses decreased by $106,000 to $582,000 in the second quarter of 2005, due to a reduction in public company and staffing costs.These reductions exceeded the added costs incurred in respect of establishing additional international operations for Petrolifera. For the year-to-date, however, G&A costs increased by $155,000, primarily to establish Petrolifera's operations.

A non-cash stock-based compensation expense of $331,000 (2004 - $41,000) was also incurred in the first six months of 2005 reflecting the fair value of all stock options granted and vested in the period. In 2005 year-to-date, G&A of $73,000 was capitalized (2004 - $nil).

A reduction in unit costs is expected as volumes increase, especially when Great Divide production commences.

### INTEREST AND FOREIGN EXCHANGE
In late 2004 the company paid off its bank debt and has had limited indebtedness in 2005. In future Connacher will utilize banking facilities as appropriate to leverage shareholders' capital while growing the company. No debt was used in the Argentinean operations.

When translating foreign denominated financial statements and operating results, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange gain of $22,000 in the second quarter and $42,000 in the 2005 year-to-date (2004 - $2,000 for each comparative period). The company's main exposure to foreign currency risk relates to the pricing of crude oil sales, which are denominated in US dollars.

### DEPLETION, DEPRECIATION AND ACCRETION
Depletion, depreciation and accretion (DD&A) expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the second quarter of 2005 was $1.2 million, a 43 percent decrease from last year. This decrease is primarily the result of substantially lower production and sales volumes. For the year-to-date, DD&A was $2.4 million, a 42 percent decrease from the first six months of 2004, or $14.74 per boe compared to $17.69 per boe, a 17 percent reduction from 2004, and an improved production-to-proved reserve ratio.

Capital costs of $12.6 million (2004 – $ 5.9 million) related to major development projects in a pre-production state in Argentina, at Tompkins,

Saskatchewan and at the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have been assigned to these projects. Additionally, undeveloped land acquisition costs of $2.3 million (2004 – $3.6 million) were excluded from the depletion calculation, while future development costs of $3.7 million for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $72,000 (2004 - $119,000) to accrete the company's estimated asset retirement obligation. These charges will continue to be necessary in future to accrete the currently booked discounted liability of $3.0 million to the estimated total undiscounted liability of $5.7 million over the estimated remaining economic life of the company's oil and gas properties.

**DILUTION GAIN**

In March 2005 Petrolifera completed a $7 million private placement financing consisting of common shares and common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher pursuant to an outstanding promissory note to $750,000. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the company of $3 million in the first quarter of 2005. If market conditions permit, a public financing is contemplated by Petrolifera in 2005.

**INCOME APPLICABLE TO NON-CONTROLLING INTERESTS**

The non-controlling interests credit of $88,000 reported in the second quarter of 2005 (2004 – nil) and $123,000 for the year-to-date (2004 – nil) represents the non-controlling shareholders' equity share of the loss of the consolidated entity, Petrolifera.

**TAXES**

The current income tax recovery of $55,000 for the second quarter and $42,000 for the year-to-date relates to income taxes recoverable in Argentina for which a provision was made in 2004. There are no Canadian cash taxes payable, as the company has substantial Canadian tax pools to shelter its income.

A future tax provision of $167,000 was recorded in the first half of 2005. In the comparative 2004 period the company reported recoverable future taxes of $730,000.

At June 30, 2005 the company had approximately $44 million of deductible tax pools and approximately $4 million of operating loss carry-forwards in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

**CEILING TEST**

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2005 or 2004.

**NET EARNINGS AND SHARES OUTSTANDING**
**For the six months ended June 30**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $2,426,997 | $15.00 | $3,046,636 | $13.12 | (20) | 14 |
| General & administrative | (1,251,456) | (7.73) | (1,096,683) | (4.72) | 14 | 64 |
| Stock-based compensation | (331,011) | (2.04) | (41,000) | (0.18) | 707 | 1,033 |
| Interest | (76,006) | (0.47) | (490,020) | (2.11) | (84) | (77) |
| Foreign exchange gain (loss) | 41,860 | 0.25 | 1,557 | - | 2,589 | - |
| Depletion, depreciation and accretion | (2,386,049) | (14.74) | (4,107,591) | (17.69) | (42) | (17) |
| Dilution gain | 3,020,329 | 18.66 | - | - | - | - |
| Non-controlling interests | 123,220 | 0.76 | - | - | - | - |
| Income tax recovery (provision) | (124,579) | (0.77) | 730,000 | 3.14 | - | - |
| Net earnings (loss) | $1,443,305 | $8.92 | $(1,957,101) | $(8.44) | - | - |

In the second quarter of 2005 the company reported a net loss of $230,000 ($nil per basic and diluted share outstanding). This compares to a net loss of $1.3 million or $0.03 loss per basic and diluted share outstanding for the same 2004 period.

For the year-to-date the company reported net earnings of $1.4 million ($0.02 per basic and diluted share outstanding) compared to a loss of $2 million ($0.04 loss per basic and diluted share outstanding) for the first six months of 2004.

In the 2005 year-to-date, the weighted average number of shares outstanding was 92,036,801 (2004 – 46,553,292) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 94,717,025 (2004 – 49,149,819). The substantial increase in shares outstanding period over period reflects the 2004 issuance from treasury of 41,706,663 common shares for gross cash proceeds of $21.3 million.

As at August 10, 2005, the company had the following securities issued and outstanding:

- 93,302,538 common shares;
- 2,065,730 share purchase warrants; and
- 6,962,700 share purchase options.

Details of the exercise rights and terms of the warrants and options are noted in the consolidated financial statements, included in this quarterly report.

**LIQUIDITY AND CAPITAL RESOURCES**

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow from operations before working capital changes by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow from operations before working capital changes by the quantum of crude oil and natural gas (expressed in boe's) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

Reconciliation of net earnings to cash flow from operations before working capital changes:

| | Three months ended June 30, 2005 | Six months ended June 30, 2005 |
|---|---|---|
| **Net earnings (loss)** | (229,742) | 1,443,305 |
| **Add (deduct):** | | |
| Stock-based compensation | 113,961 | 331,011 |
| Depletion, depreciation and accretion | 1,192,715 | 2,386,049 |
| Future income tax provision (recovery) | (89,420) | 166,828 |
| Foreign exchange gain | (22,218) | (41,860) |
| Loss applicable to non controlling interests | (88,110) | (123,220) |
| Dilution gain | - | (3,020,329) |
| Cash flow from operations before working capital changes | 877,186 | 1,141,784 |

Cash flow in the second quarter of 2005 was $877,000 ($0.01 per basic and diluted share) compared to $516,000 ($0.01 per basic and diluted share) in the same 2004 period.

For the year-to-date cash flow was $1.1 million ($0.01 per basic and diluted share) compared to $1.5 million ($0.03 per basic and diluted share) in the first six months of 2004.

Cash flow per boe was $10.28 in the second quarter of 2005 compared to $4.32 in the second quarter of 2004. This represents 32 percent of the average company selling price compared to 15 percent in 2004.

Cash flow per boe for the first six months of 2005 was $7.06 per boe compared to $6.29 per boe for the same period in 2004.

In the second quarter of 2005 the company drilled a total of 4.75 net wells at Battrum, Saskatchewan. Total capital expenditures in the second quarter were $5.6 million.

For the first six months of 2005, capital expenditures totaled $11.7 million. A breakdown of these expenditures for the sixth month period is as follows:

- $7 million, primarily in Canada for drilling 19 oil sands delineation core holes, 4.75 net conventional oil wells and for workovers of conventional wells at Battrum, Saskatchewan;
- $3 million for seismic and research studies in Canada and Argentina;
- $1 million for property acquisitions in Canada; and
- $700,000 for other expenditures.

**Great Divide Oil Sands Project, Northern Alberta**

The company holds a 100 percent working interest in 64,640 acres of oil sands leases in northern Alberta. To date, the focus has been on a four section tract ("Pod One") on which approximately $9 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir in the first Pod, and to prepare an application for regulatory approval to develop a 10,000 bbl/d steam assisted gravity drainage ("SAGD") project in 2006 for Pod One. Capital development costs for Pod One are being determined and are expected to reach up to $200 million. Subject to further refinement, approximately two-thirds of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Management and the board of directors are assessing the best means to finance this project, including maintaining a 100 percent working interest and raising new equity and debt or exchanging a portion of the company's interests in a joint venture arrangement for third party funding.

**Tompkins Natural Gas Project, Southwest Saskatchewan**

In late 2003 and in early 2004, the company drilled and cased nine natural gas wells and one oil well. Costs incurred to date have been on budget. The oil well has been producing throughout 2004 and 2005 and has paid out. The natural gas wells require further evaluation and additional wells will likely be required to establish a sufficient reserve base for commercial exploitation. The company was financially constrained for most of 2004 and deferred this activity, but now has increased financial capacity to complete the project, pending availability of services, surface access to the leases due to environmental sensitivity and prioritization of investment alternatives.

### Argentina

In 2005 expenditures of $1.2 million were incurred for new 3D seismic to validate a new development drilling program on the Puesto Morales/ Rinconada concession in the Neuquen Basin, Argentina. A development drilling program will commence as soon as a drilling rig can be secured. This activity will be financed from the proceeds of the private placement financing completed by Petrolifera in March 2005.

### FINANCING ACTIVITIES

Other than the financing required for the capital costs of the Great Divide Oil Sands Project, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program on conventional properties in the short term. In the longer term, it may be necessary to access additional capital in the equity markets. Except for a commitment to incur $65,000 of capital expenditures on behalf of joint venturers in the Tompkins area, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

The equity financing completed in late 2004 included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. At August 10, 2005, the company had fulfilled approximately $5.7 million of this obligation. The remaining $1.3 million obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## OUTLOOK

*The company's business plan for 2005 is expected to facilitate substantial growth. To accomplish this growth the company expects a measured but* active capital program of oil and gas property acquisition and development drilling in Canada and in Argentina. Emphasis is expected to be placed on delineating and developing the Great Divide oil sands property in Alberta while the conventional production base provides funds to cover the company's overhead requirements and fund a portion of capital expenditures.

Forecast operating cash flow, available cash, possible new bank borrowings and additional equity as required will finance Connacher's expected 2005 capital spending program. Joint ventures may also be utilized.

All estimates and statements which may have been issued with respect to 2005 expectations are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its internal 2005 capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's internal 2005 plan, or any variation thereof, will be attained. Reference is made to the company's AIF for a description of the risks and uncertainties affecting the company and its business.

## QUARTERLY RESULTS

| | 2003 | | | 2004 | | | | 2005 | |
|---|---|---|---|---|---|---|---|---|---|
| **Three Months Ended** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** |
| **Financial Highlights** ($000 except per share amounts) - Unaudited | | | | | | | | | |
| Total revenue | 2,474 | 2,491 | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 | 1,857 | 2,796 |
| Cash flow from operations before working capital changes [1] | 821 | 745 | 1,008 | 944 | 516 | 478 | 471 | 265 | 877 |
| Basic, per share [1] | 0.02 | 0.02 | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 |
| Diluted, per share [1] | 0.03 | 0.02 | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 |
| Net earnings (loss) | 44 | 2,815 | 1,030 | (689) | (1,268) | (869) | (150) | 1,673 | (230) |
| Basic, per share | - | 0.08 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - |
| Diluted, per share | - | 0.07 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - |
| Capital expenditures | 4,272 | 5,715 | 15,015 | 10,391 | 2,603 | 681 | 3,954 | 6,047 | 5,649 |
| Proceeds on disposal of PNG properties | - | - | - | - | 89 | 17,564 | (49) | - | - |
| Bank debt | 12,500 | 13,800 | 12,100 | 20,600 | 23,655 | 7,563 | - | - | 250 |
| Working capital surplus (deficiency) | (179) | (2,695) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 | 5,588 | 854 |
| Cash on hand (net debt) | (12,679) | (16,495) | (21,094) | (30,450) | (32,012) | (14,207) | 3,914 | 8,286 | 2,629 |
| Shareholders' equity | 9,718 | 13,613 | 24,182 | 21,655 | 20,933 | 20,217 | 40,502 | 41,206 | 41,217 |
| **Operating Highlights** | | | | | | | | | |
| Production / sales volumes | | | | | | | | | |
| Natural gas - mcf/d | 1,033 | 1,012 | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 | 1,328 | 1,416 |
| Crude oil - bbl/d | 752 | 839 | 978 | 859 | 1,004 | 636 | 646 | 629 | 702 |
| Equivalent - boe/d [2] | 924 | 1,008 | 1,228 | 1,237 | 1,314 | 814 | 861 | 850 | 938 |
| Pricing | | | | | | | | | |
| Crude oil - $/bbl | 33.10 | 29.40 | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 | 30.02 | 41.23 |
| Natural gas - $/mcf | 2.18 | 2.35 | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 | 1.18 | 0.99 |
| Selected Highlights - $/boe [2] | | | | | | | | | |
| Weighted average sales price | 29.37 | 26.84 | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 | 24.04 | 32.35 |
| Other income | 0.04 | 0.03 | 0.10 | - | - | 0.33 | 0.15 | 0.24 | 0.41 |
| Royalties | 5.20 | 5.08 | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 | 4.82 | 8.06 |
| Operating and transportation costs | 7.46 | 7.89 | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 | 7.01 | 7.42 |
| Operating netback [3] | 16.75 | 13.90 | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 | 12.45 | 17.28 |
| **Common Share Information** | | | | | | | | | |
| Shares outstanding at end of period (000's) | 34,082 | 36,512 | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 | 92,753 | 93,013 |
| Weighted average shares outstanding for the period | | | | | | | | | |
| Basic (000's) | 29,421 | 35,820 | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 | 91,189 | 92,875 |
| Diluted (000's) | 31,945 | 38,817 | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 | 94,197 | 95,555 |
| Volume traded during quarter (000's) | 8,342 | 10,027 | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 | 40,486 | 16,821 |
| Common share price ($) | | | | | | | | | |
| High | 0.76 | 0.87 | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 | 1.22 | 1.05 |
| Low | 0.40 | 0.65 | 0.74 | 0.73 | 0.30 | 0.28 | 0.29 | 0.49 | 0.68 |
| Close (end of period) | 0.71 | 0.75 | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 | 0.93 | 0.82 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) For detailed netbacks by product type and by country, see "Operating Expenses and Operating Netbacks", in this MD&A.

# Consolidated Balance Sheets
CONNACHER OIL AND GAS LIMITED

| | June 30 2005 | December 31 2004 |
|---|---|---|
| | (unaudited) | |
| | $ | $ |
| **ASSETS** | | |
| | | |
| CURRENT | | |
| Cash and cash equivalents | 2,878,857 | 3,914,181 |
| Accounts receivable | 2,181,341 | 1,773,005 |
| Prepaid expenses | 211,918 | 309,062 |
| | 5,272,116 | 5,996,248 |
| | | |
| Property and equipment | 45,969,774 | 36,542,595 |
| Future income tax asset | 1,190,000 | 3,678,270 |
| | 52,431,890 | 46,217,113 |
| | | |
| **LIABILITIES** | | |
| | | |
| CURRENT | | |
| Accounts payable | 4,168,081 | 2,446,947 |
| Bank loan (Note 5) | 250,000 | - |
| | 4,418,081 | 2,446,947 |
| | | |
| Asset retirement obligations (Note 4) | 2,997,500 | 2,905,477 |
| Deferred credits | 310,668 | 353,771 |
| Non-controlling interests (Note 2) | 3,488,443 | 8,930 |
| | 11,214,692 | 5,715,125 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| | | |
| Share capital and contributed surplus (Note 6) | 38,562,724 | 39,290,819 |
| Retained earnings | 2,654,474 | 1,211,169 |
| | 41,217,198 | 40,501,988 |
| | 52,431,890 | 46,217,113 |

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED

| (unaudited) | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **REVENUE** | | | | |
| Petroleum and natural gas sales | 2,761,324 | 3,556,538 | 4,600,486 | 6,846,040 |
| Other income | 34,865 | (436) | 52,992 | - |
| | 2,796,189 | 3,556,102 | 4,653,478 | 6,846,040 |
| Royalties | (688,780) | (711,878) | (1,057,594) | (1,317,125) |
| | 2,107,409 | 2,844,224 | 3,595,884 | 5,528,915 |
| **EXPENSES** | | | | |
| Operating | 629,439 | 1,290,511 | 1,159,362 | 2,397,686 |
| Transportation | 3,450 | 55,773 | 9,525 | 84,593 |
| General and administrative | 581,893 | 688,415 | 1,251,456 | 1,096,683 |
| Stock-based compensation | 113,961 | - | 331,011 | 41,000 |
| Interest | 70,487 | 293,332 | 76,006 | 490,020 |
| Foreign exchange loss (gain) | (22,218) | (1,586) | (41,860) | (1,557) |
| Depletion, depreciation and accretion | 1,192,715 | 2,085,582 | 2,386,049 | 4,107,591 |
| Dilution gain (Note 3) | - | - | (3,020,329) | - |
| | 2,569,727 | 4,412,027 | 2,151,220 | 8,216,016 |
| Earnings (loss) before taxes and non-controlling interests | (462,318) | (1,567,803) | 1,444,664 | (2,687,101) |
| | | | | - |
| Current income tax provision (recovery) | (55,046) | - | (42,249) | |
| Future income tax provision (recovery) | (89,420) | (300,000) | 166,828 | (730,000) |
| | (144,466) | (300,000) | 124,579 | (730,000) |
| | | | | |
| Earnings (loss) before non-controlling interests | (317,852) | (1,267,803) | 1,320,085 | (1,957,101) |
| | | | | |
| Loss applicable to non-controlling interests | 88,110 | - | 123,220 | - |
| | | | | |
| **NET EARNINGS (LOSS)** | (229,742) | (1,267,803) | 1,443,305 | (1,957,101) |
| | | | | |
| **RETAINED EARNINGS, BEGINNING OF PERIOD** | 2,884,216 | 3,498,282 | 1,211,169 | 4,187,580 |
| | | | | |
| **RETAINED EARNINGS, END OF PERIOD** | 2,654,474 | 2,230,479 | 2,654,474 | 2,230,479 |
| | | | | |
| **EARNINGS (LOSS) PER SHARE** | | | | |
| Basic and diluted | - | (0.03) | 0.02 | (0.04) |
| | | | | |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | | | | |
| Basic | 92,875,192 | 47,041,735 | 92,036,801 | 46,553,292 |
| Diluted | 95,555,417 | 48,496,047 | 94,717,025 | 49,149,819 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED

| (unaudited) | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** |
| **Cash provided by (used in) the following activities:** | $ | $ | $ | $ |
| **OPERATING** | | | | |
| Net earnings (loss) | (229,742) | (1,267,803) | 1,443,305 | (1,957,101) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | 1,192,715 | 2,085,582 | 2,386,049 | 4,107,591 |
| Stock-based compensation | 113,961 | - | 331,011 | 41,000 |
| Future income tax provision (recovery) | (89,420) | (300,000) | 166,828 | (730,000) |
| Foreign exchange loss (gain) | (22,218) | (1,586) | (41,860) | (1,557) |
| Dilution gain | - | - | (3,020,329) | - |
| Loss applicable to non-controlling interests | (88,110) | - | (123,220) | - |
| Cash flow from operations before working capital changes | 877,186 | 516,193 | 1,141,784 | 1,459,933 |
| Changes in non-cash working capital | (3,298,847) | (3,520,039) | (107,691) | (3,291,133) |
| | (2,421,661) | (3,003,846) | 1,034,093 | (1,831,200) |
| **FINANCING** | | | | |
| Issue of common shares, net of share issue costs | 138,350 | 546,180 | 1,631,855 | 637,440 |
| Issue of shares by Petrolifera, net of share issue costs (Note 3) | (99,993) | - | 6,227,717 | - |
| *Increase in bank loans* | 250,000 | 3,054,535 | 250,000 | 11,554,535 |
| | 288,357 | 3,600,715 | 8,109,572 | 12,191,975 |
| **INVESTING** | | | | |
| Acquisition and development of oil and gas properties | (5,649,404) | (2,602,469) | (11,696,624) | (12,993,677) |
| Changes in non-cash working capital | 2,375,450 | 2,005,600 | 1,517,635 | 2,005,600 |
| | (3,273,954) | (596,869) | (10,178,989) | (10,988,077) |
| | | | | |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (5,407,258) | - | (1,035,324) | (627,302) |
| | | | | |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 8,286,115 | - | 3,914,181 | 627,302 |
| | | | | |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | 2,878,857 | - | 2,878,857 | - |
| | | | | |
| *SUPPLEMENTARY INFORMATION – CASH PAYMENTS* | | | | |
| Interest | 70,487 | 293,332 | 76,006 | 490,020 |
| Income taxes | 9,692 | 1,775 | 20,730 | 3,511 |

Period ended June 30, 2005 and 2004 (unaudited)

## 1. FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Connacher Oil and Gas Limited, its subsidiaries and Petrolifera Petroleum Limited (collectively, "Connacher" or the "company"), and are presented in accordance with Canadian generally accepted accounting principles. The company is in the business of exploring, producing and marketing crude oil and natural gas in Canada and South America.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2004.

## 2. CONSOLIDATION

Consistent with the audited consolidated financial statements for the year ended December 31, 2004, these unaudited June 30, 2005 financial statements consolidate the accounts of Petrolifera Petroleum Limited ("Petrolifera"). Notwithstanding Connacher's equity interest in Petrolifera was diluted from 61 percent to 40 percent in the first quarter of 2005 (see note 3), Connacher continued to control Petrolifera and therefore continued to consolidate Petrolifera at June 30, 2005 due to the composition of the Petrolifera board of directors and Connacher's management of Petrolifera under the terms of a management agreement.

## 3. DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of seven million common shares, 3.5 million common share purchase warrants and seven million rights. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing to $750,000 the amount owing to Connacher pursuant to an outstanding promissory note. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a dilution gain of $3,020,329 in the first quarter of 2005.

## 4. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

| | Six Months Ended June 30, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Asset retirement obligation, beginning of period | $ 2,905,477 | $ 4,784,000 |
| Liabilities incurred | - | 663,406 |
| Liabilities settled | - | (206,773) |
| Liabilities disposed | - | (2,466,660) |
| Change in estimated future cash flows | 19,588 | (46,496) |
| Accretion expense | 72,435 | 178,000 |
| Asset retirement obligation, end of period | $ 2,997,500 | $ 2,905,477 |

## 5. BANK LOAN

As at June 30, 2005, the Company had available a $9.0 million Revolving Reducing Demand Loan ("LOC") with scheduled monthly reductions of $325,000 commencing July 31, 2005. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At June 30, 2005, the Company had drawn $250,000 on this facility.

Additionally, the Company had a $3 million Non-Revolving Acquisition/Development Demand Loan Facility ("AD Facility"). At June 30, 2005, the Company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

## 6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

**Authorized**
The authorized share capital is comprised of the following:
• Unlimited number of common voting shares
• Unlimited number of first preferred shares
• Unlimited number of second preferred shares
**Issued**
Only common shares have been issued by the Company.

| | Number of shares | Amount $ |
|---|---|---|
| Share Capital: | | |
| Balance, December 31, 2004 | 89,626,743 | 38,755,561 |
| Issued upon exercise of options | 300,000 | 140,150 |
| Issued upon exercise of warrants | 3,085,757 | 1,569,879 |
| Share issue costs | | (45,674) |
| Tax effect of share issue costs | | 18,000 |
| Tax effect of flow-through expenditures renounced | | (2,697,500) |
| Balance, Share Capital, June 30, 2005 | 93,012,500 | 37,740,416 |
| | | |
| Contributed Surplus: | | |
| Balance, December 31, 2004 | | 535,258 |
| Fair value of share options granted | | 319,550 |
| Assigned value of options exercised | | (32,500) |
| Balance, Contributed Surplus, June 30, 2005 | | 822,308 |
| | | |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2004 | | 39,290,819 |
| June 30, 2005 | | 38,562,724 |

**(a) Stock Options**
A summary of the Company's outstanding stock option grants, as at June 30, 2005 and 2004 and changes during those periods is presented below:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ |
| Outstanding, beginning of period | 3,988,600 | 0.53 | 2,830,000 | 0.45 |
| Granted | 1,500,000 | 0.89 | 1,424,000 | 0.53 |
| Expired | (70,000) | 0.55 | (120,000) | (0.74) |
| Exercised | (300,000) | 0.36 | (275,000) | (0.25) |
| Outstanding, end of period | 5,118,600 | 0.64 | 3,859,000 | 0.49 |

All stock options have been granted for a period of five years. The stock options granted in 2005 vest one-third upon grant, one-third one year after grant and one-third two years after grant.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 350,000 | 1.2 |
| $0.31 - $0.70 | 2,568,600 | 2.4 |
| $0.71 - $1.00 | 1,960,000 | 3.3 |
| $1.01 - $1.52 | 240,000 | 3.8 |
| | 5,118,600 | |

In 2005 a compensatory non-cash expense of $331,011, including $11,461 for consolidated companies (2004 - $41,000; nil for consolidated companies) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2005 | 2004 |
|---|---|---|
| Risk free interest rate | 3.0% | 3.0% |
| Expected option life (years) | 3 | 3 |
| Expected volatility | 53% | 53% |

The weighted average fair value at the date of grant of all options granted in the first six months of 2005 was $0.28 per option (2004 - $0.21).

**(b) Share purchase warrants**

A summary of the Company's outstanding share purchase warrants, as at June 30, 2005 and changes during the period is presented below:

| | 2005 |
|---|---|
| Outstanding, beginning of period | 5,300,525 |
| Exercised | (3,085,757) |
| Expired | (15,000) |
| Outstanding, end of period | 2,199,768 |

As at June 30, 2005 the 2,199,768 warrants outstanding were exercisable to purchase common shares from treasury as follows:

(i) 2,187,368 common shares at $0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and
(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

**(c) Flow-through shares**

In 2005 the Company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures have been recorded in the first quarter of 2005. The Company has until December 31, 2005 to incur those expenditures. As at June 30, 2005, $5.7 million of those expenditures have been incurred.

# 7. SEGMENTED INFORMATION

The company has operations in Canada and in Argentina, through its ownership interest in Petrolifera. All operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

Three Months Ended June 30

| | Canada | Argentina | Total |
|---|---|---|---|
| | $ | $ | $ |
| **Three months ended June 30, 2005** | | | |
| Total revenue | 2,336,522 | 459,667 | 2,796,189 |
| Net earnings (loss) | (303,604) | 73,862 | (229,742) |
| Property and equipment, net | 42,097,015 | 3,872,759 | 45,969,774 |
| Capital expenditures | 5,403,969 | 245,435 | 5,649,404 |
| Total assets | 47,637,683 | 4,794,207 | 52,431,890 |
| **Six months ended June 30, 2005** | | | |
| Total revenue | 3,808,870 | 844,608 | 4,653,478 |
| Net earnings (loss) | 1,324,340 | 118,965 | 1,443,305 |
| Property and equipment | 42,097,015 | 3,872,759 | 45,969,774 |
| Capital expenditures | 10,156,183 | 1,540,441 | 11,696,624 |
| Total assets | 47,637,683 | 4,794,207 | 52,431,890 |
| **Three months ended June 30, 2004** | | | |
| Total revenue | 3,323,442 | 232,660 | 3,556,102 |
| Net earnings (loss) | (1,314,426) | 46,623 | (1,267,803) |
| Property and equipment | 53,860,982 | 624,644 | 54,485,626 |
| Capital expenditures | 2,571,469 | 31,000 | 2,602,469 |
| Total assets | 59,733,046 | 797,854 | 60,530,900 |
| **Six months ended June 30, 2004** | | | |
| Total revenue | 6,415,790 | 430,250 | 6,846,040 |
| Net earnings (loss) | (2,041,346) | 84,245 | (1,957,101) |
| Property and equipment | 53,860,982 | 624,644 | 54,485,626 |
| Capital expenditures | 12,927,677 | 66,000 | 12,993,677 |
| Total assets | 59,733,046 | 797,854 | 60,530,900 |

# Corporate Information

## Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and Chief Operating Officer

Richard R. Kines
Vice President, Finance and Chief Financial Officer

Timothy J. O'Rourke
Vice President, Oil Sands Operations

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

Gary D. Wine
President, Petrolifera Petroleum Limited

## Auditors
Deloitte & Touche LLP, Calgary

## Bankers
National Bank of Canada, Calgary

## Solicitors
Macleod Dixon LLP, Calgary

## Reservoir engineers
DeGolyer and MacNaughton Canada Limited, Calgary
Gilbert Laustsen Jung Associates Ltd, Calgary

## Registrar and transfer agent
Valiant Trust Company, Calgary
BNY Trust Company of Canada, Toronto

## Subsidiaries and related companies
COGL Resources Ltd. - (100%)
Great Divide Oil Company - (100%)
Petrolifera Petroleum Limited - (40%)

## Stock exchange listing
Toronto Stock Exchange
Trading symbol - CLL

## Head office
Suite 2600
530 - 8th Avenue SW
Calgary, Alberta
Canada T2P 3S8

tel 403.538.6201 / fax 403.538.6225

www.connacheroil.com
inquiries@connacheroil.com

## Board of directors

Richard A. Gusella
*President and Chief Executive Officer*

*Charles W. Berard* ( 1, 2, 3)
Chairman, Governance Committee

Colin M. Evans (1, 2, 3)
Chairman, Audit Committee

Stewart D. McGregor (1, 2)
Lead Director

(1) Audit Committee
(2) Governance Committee
(3) Human Resources Committee

## Abbreviations

| | |
|---|---|
| ARTC | Alberta Royalty Tax Credit |
| bbls | barrels |
| bbl/d | barrels per day |
| bcf | billion cubic feet |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| DCF | discounted cash flow |
| EUB | Energy Utilities Board |
| GJ | gigajoule |
| mbbls | thousand barrels |
| mboe | thousand barrels of oil equivalent |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmboe | million barrels of oil equivalent |
| mmcf | million cubic feet |
| mmcf/d | million cubic feet per day |
| NGLs | natural gas liquids |
| PNG | petroleum & natural gas |
| PV | present value |
| WI | working interest |
| WTI | West Texas Intermediate |

2005

# CONNACHER OIL AND GAS LIMITED

**STRONG** PROJECTS **STRONG** FUTURE



Q2

INTERIM REPORT 2005

## Second Quarter Report 2005 Highlights

- **Great Divide reserves elevated to probable status per GLJ report**
- **Probable bitumen reserves for Pod One of 69.6 million barrels - 10 percent PW $226 million; 8 percent PW $290 million; other resources also recognized**
- **Great Divide EUB application nearing completion**
- **Total corporate proved and probable reserves now 73 million boe with 10 percent PW of $267 million, up 1,814 percent by volume and 703 percent by value**
- **Successful Canadian drilling results in oil production increases - now over 825 bbl/d, up 56 percent since January 2005**
- **Petrolifera signs license for Block 106 (Maranon) in Peru, prepares to sign for Block 107 (Ucayali) - total 5 million acres**

## Financial & Operating Highlights

| | Three months ended June 30 | | | Six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ($000's except per share amounts) | **2005** | **2004** | **% Change** | **2005** | **2004** | **% Change** |
| **FINANCIAL** | | | | | | |
| Total revenue | 2,796 | 3,556 | (21) | 4,653 | 6,846 | (32) |
| Cash flow from operations before working capital changes (1) | 877 | 516 | 70 | 1,142 | 1,460 | (22) |
| Per basic and diluted share (1) | 0.01 | 0.01 | - | 0.01 | 0.03 | (67) |
| Net earnings (loss) | (230) | (1,268) | 82 | 1,443 | (1,957) | - |
| Per share, basic and diluted | - | (0.03) | - | 0.02 | (0.04) | - |
| Capital expenditures | 5,649 | 2,602 | 117 | 11,697 | 12,994 | (10) |
| Cash on hand (net debt) | | | | 2,629 | (32,012) | - |
| Shareholders' equity | | | | 41,217 | 20,933 | 97 |
| Total assets | | | | 52,432 | 60,531 | (13) |
| Common shares outstanding (000's) | | | | | | |
| Weighted average | | | | | | |
| Basic | 92,875 | 47,042 | 97 | 92,037 | 46,553 | 98 |
| Diluted | 95,555 | 48,496 | 97 | 94,717 | 49,150 | 93 |
| End of Period | | | | | | |
| Issued | | | | 93,013 | 47,368 | 96 |
| Fully diluted | | | | 100,331 | 54,590 | 84 |
| **OPERATING** | | | | | | |
| Daily production / sales volumes | | | | | | |
| Crude oil - bbl/d | 702 | 1,004 | (30) | 666 | 932 | (29) |
| Natural gas - mcf/d | 1,416 | 1,860 | (24) | 1,372 | 2,064 | (34) |
| Barrels of oil equivalent - boe/d (2) | 938 | 1,314 | (29) | 894 | 1,276 | (30) |
| Prices | | | | | | |
| Oil - $/bbl | | | | | | |
| Canada | 40.70 | 28.74 | 42 | 35.00 | 29.18 | 20 |
| Argentina | 44.99 | 43.41 | 4 | 42.47 | 42.80 | (1) |
| Total | 41.23 | 29.46 | 40 | 35.96 | 29.90 | 20 |
| Natural gas - $/mcf | | | | | | |
| Canada | 6.06 | 6.57 | (8) | 5.87 | 6.08 | (3) |
| Argentina | 0.86 | 0.86 | - | 0.80 | 0.53 | 51 |
| Total | 0.99 | 5.11 | (81) | 1.08 | 4.73 | (77) |
| Barrels of oil equivalent - $/boe (2) | 32.35 | 29.74 | 9 | 28.42 | 29.49 | (4) |
| Operating netback - $/boe (2) | 17.28 | 12.53 | 38 | 15.00 | 13.12 | 14 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

# Letter to Shareholders

Continuing favorable progress at Great Divide, the expansion of Petrolifera and a reactivated and successful drilling program at Battrum, Saskatchewan were the dominant features of Connacher's activity in the first half of 2005.

## GREAT DIVIDE

At the Company's Great Divide, Alberta oil sands project, a successful 3D seismic program over a significant portion of Pod One was completed with high quality results. Interpretation of the data confirmed the geological model which had been developed from analysis of the cores and logs secured from the 19 core holes drilled on or around Pod One. Results confirmed the belief that development of Pod One was a commercially viable option. A considerable effort was exerted in the preparation of the extensive and detailed application to proceed with development of a 10,000 bbl/d project at Great Divide. This initiative is now virtually complete and should be submitted to regulators in a matter of days. Connacher has already initiated the consultation process with stakeholders who might be impacted by the project.

In conjunction with the application and analysis process, Connacher commissioned an independent evaluation of the reserves and resources associated with its Great Divide holdings. Subsequent to the reporting period, the results of the study by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineers of Calgary, Alberta, dated July 29, 2005 with an effective date of September 1, 2005, were released. The report and estimates were prepared in compliance with the Canadian Oil and Gas Evaluation Handbook ("COGEH") and with National Instrument 51-101 – Standards for Disclosure of Oil and Gas Activities ("NI 51-101").

As a consequence of Pod One becoming a project for which regulatory approval was being sought, GLJ was able to recognize a significant portion of Pod One reserves in the probable reserve category, while continuing to recognize significant additional Pod One reserves in the possible category. Reserves will not be recognized as "proved" until production is underway. GLJ assigned 69.6 million probable ("2P") recoverable barrels of bitumen to Pod One and 108.3 million barrels of probable and possible reserves ("3P"). Using their July 2005 full-year escalated pricing for Great Divide crude, GLJ estimated the probable reserves for Pod One alone to have a 10 percent pre-tax present value, after deducting forecast royalties, operating costs, capital and abandonment and restoration charges over the project life exceeding 25 years to be $226.3 million (approximately $2.40 per basic common share). The probable and possible reserves ("3P") were estimated to have a 10 percent present value, calculated on a consistent basis, of $287.4 million (approximately $3.09 per common share).

GLJ also recognized the existence of four additional pods on Connacher's extensive acreage in the Great Divide region and the likelihood that additional pods will be discovered with additional drilling. Outside of Pod One, no economic value was assigned to these "best estimate" or "low certainty" resources at this time as they have insufficient drilling density, seismic mapping or project definition to be categorized as reserves. In total, GLJ recognized 538 million barrels of probable and possible reserves and low certainty resources on Connacher's lands, with initial and remaining recoverable probable and possible reserves and low certainty resources of 311.2 million barrels.

Shareholders are cautioned that the estimates of reserves and future net revenue for individual properties, such as Great Divide, may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Following submission of its Pod One development application to Alberta's Energy and Utilities Board and Alberta Environment, Connacher will focus on its financing alternatives over the next several months, while continuing the process of detailed engineering design, procurement and preparation for expanded field activity and plant construction. The regulatory review is expected to take approximately six months. Additionally, plans will be formulated for an extensive core hole program of up to 50 wells on already-identified pods, including several additional wells on Pod One, which could further expand its reserve base.

In reviewing financing alternatives, Connacher's goal for shareholders is maximum value retention at minimum dilution. A review of downstream integration alternatives will also be factored into this evaluation, with a view to a reduction of the price differential risks associated with heavy oil production. Other alternatives including joint venturing and tax-driven partnerships are being evaluated. The significant escalation in investor and industry interest in the oil sands should work in the company's favor as its strategy is crystallized into action.

Subsequent to the reporting period, Connacher also acquired a further six sections (3,840 acres) of oil sands leases and five sections (3,200 acres) of P&NG rights in the Great Divide region for approximately $218,000. These lands are contiguous with or associated with the Company's existing landholdings in the region.

## RESERVES

In addition to the GLJ evaluation of reserves and resources at Great Divide, Connacher has also received updated estimates of its conventional Canadian reserves and the Argentinean properties of Petrolifera, as prepared by DeGolyer and MacNaughton Canada Limited ("D&M"), independent Petroleum Consultants of Calgary, Alberta. The effective date of D&M's report is June 30, 2005 and September 1, 2005 for the GLJ report. All reports were prepared in accordance with COGEH and NI 51-101, with each consultant's current and posted price deck applied.

Remaining Reserves and Future Cash Flow
Forecast Price Case at June 30 and September 1, 2005
Company Share

| | Remaining Reserves | | | | | | Future Net Revenue (8,9,10,11,12) | |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil | | Natural Gas | | NGLs | | Undiscounted | Discounted |
| **Reserve Category** | **Gross(1)** | **Net(1)** | **Gross(1)** | **Net(1)** | **Gross(1)** | **Net(1)** | | **at 10%** |
| | **stb** | **stb** | **mmcf** | **mmcf** | **bbl** | **bbl** | **$000** | **$000** |
| Proved Developed(2) | | | | | | | | |
| Producing (5) | 1,514,054 | 1,195,582 | 1,190 | 1,032 | 2,307 | 1,618 | 26,831 | 20,589 |
| Non-producing (6) | 1,477 | 929 | 160 | 143 | - | - | 853 | 715 |
| Total Proved Developed | 1,515,531 | 1,196,511 | 1,350 | 1,175 | 2,307 | 1,618 | 27,684 | 21,304 |
| Proved Undeveloped (7) | 450,133 | 362,698 | 295 | 254 | - | - | 7,047 | 4,782 |
| TOTAL PROVED ("1P") | 1,965,664 | 1,559,209 | 1,645 | 1,429 | 2,307 | 1,618 | 34,731 | 26,086 |
| Probable (3) | 70,992,716 | 62,116,257 | 1,903 | 1,653 | 888 | 617 | 852,327 | 240,513 |
| TOTAL Proved & Probable ("2P") | 72,958,380 | 63,675,466 | 3,548 | 3,082 | 3,195 | 2,235 | 887,058 | 266,599 |
| Possible (4) | 40,686,571 | 34,967,572 | 4,571 | 3,690 | 119 | 103 | 722,017 | 78,627 |
| TOTAL Proved & Probable & Possible ("3P") | 113,644,951 | 98,643,038 | 8,119 | 7,042 | 3,314 | 2,338 | 1,609,075 | 345,226 |

(1) "Gross reserves are the Company's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Company."Net Reserves" are the Company's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Company's royalty interests in reserves.
(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90 percent likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved reserves.
(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will exceed the estimated proved plus probable reserves.
4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
5) *"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must* have previously been on production, and the date of resumption of production must be known with reasonable certainty.
6) "Developed Non-Producing" reserves are those reserves that have either not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
7) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8) The values do not necessarily represent the fair market value.
(9) Including ARTC.
(10) Before income taxes and indirect costs and after capital costs and future abandonment costs net of salvage value.
(11) Includes 100 percent of Petrolifera's Argentinean reserves. Connacher owned 40 percent of Petrolifera at June 30, 2005
(12) *May not add due to rounding.*

Additionally, GLJ also assigned 202.6 million low certainty recoverable resources to four pods and two prospective pods on Connacher's Great Divide oil sands properties, with no economic value calculated for these resources until they can be upgraded to project and reserve status.

Of the Company's total 73.6 million boes of gross proved and probable recoverable reserves, 72.2 million boes are located in Canada with the balance in Argentina. Of total Canadian probable reserves, 69.6 million barrels or 96 percent are in Pod One at Great Divide with the balance primarily at Battrum and Tompkins, Saskatchewan.

Of the Company's total 41.4 million boes of gross possible reserves, 39.8 million boes are located in Canada with the balance in Argentina. Of total Canadian possible reserves, 38.7 million barrels or 97 percent are in Pod One located at Great Divide, Alberta with the balance at conventional properties in Saskatchewan.

Sixty percent of the equity of Petrolifera is owned by shareholders other than Connacher, and accordingly while the accounts of Petrolifera are consolidated with those of Connacher as at June 30, 2005, 788,000 boes of proved and probable reserves and 997,000 boe's of possible reserves owned by Petrolifera are not beneficially owned by Connacher due to the ownership structure of Petrolifera.

The 10% present value of the Company's future net revenue from proved and probable reserves has increased from $33.2 million at year-end 2004 to $266.6 million ($2.90 per basic common share) as at June 30, 2005, an increase of 703 percent. Connacher's 2P recoverable reserve volumes are 1,814 percent above year end 2004; 3P gross reserve volumes have increased 102 percent.

## PETROLIFERA PETROLEUM LIMITED

### Argentina

As previously reported, in early 2005 Petrolifera completed a 150 square kilometer 3D seismic program over a significant portion of the Puesto Morales/Rinconada concession in the Neuquen Basin, Argentina. Interpretation of the seismic has resulted in nine drillable locations, with attractive reserve potential. A shortage of available rigs has precluded drilling these prospects, but Petrolifera is in the queue for a drilling rig and a completion rig to drill up to five successive wells, commencing October 1, 2005. Drilling will be initiated sooner if a rig becomes available. The prospects to be drilled are relatively shallow 1,500 – 1,700 metre tests to evaluate several horizons for both oil and natural gas, with the Sierras Blancas and Quintico the primary objectives. If success is achieved, numerous follow-up development locations are anticipated.

Effective June 1, 2005, the price received by Petrolifera for natural gas being sold in Argentina was renegotiated to a level of $1.13 per mcf, an increase of over 50 percent. The price is subject to further review and adjustment every six months.

### Peru

Subsequent to the reporting period, the formal signing ceremony for License 106 in the Maranon Basin took place in Lima, Peru. This two million acre block is well-situated, surrounding the Corrientes Field, a 200 million barrel field and the largest in the Basin. Furthermore, the block is surrounded by other smaller fields and is bisected by an underutilized pipeline, such that any new discovery could access markets quickly.

The signing ceremony for Block 107 in the Ucayali Basin is tentatively scheduled for August 23, 2005. This is also a high potential block covering over three million acres northwest of and on trend with the giant Camisea natural gas complex.

Connacher and Petrolifera are enthused about the potential of these two large, significant blocks. Serious exploration work will be initiated once baseline environmental studies are completed. Peru is emerging as a dynamic and resurgent country for the oil and gas business and further opportunities are being examined.

## CORPORATE

Mr. Gary Freeman resigned as a director of Connacher for personal reasons, including a decision to relocate in Victoria, B.C. The Company thanks Mr. Freeman for his contribution since he became a director. A replacement director will be appointed in due course.

Respectfully submitted on behalf of the Board of Directors

Signed,
"R.A Gusella."
**Richard A. Gusella**
President and Chief Executive Officer

August 10, 2005

# Management's Discussion and Analysis ("MD&A")

The following is dated as of August 10, 2005 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and six months ended June 30, 2005 and 2004 as contained in this interim report and the annual MD&A and audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. Additional information relating to the company, including the company's 2004 Annual Report and Annual Information Form ("AIF"), is on SEDAR at www.sedar.com. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). Boes may be misleading particularly if used in isolation. The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.

## FINANCIAL AND OPERATING REVIEW

### PRODUCTION, PRICING AND REVENUE

| | Three Months Ended June 30 | | | Six Months Ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2005** | **2004** | **% change** | **2005** | **2004** | **% change** |
| Daily production / sales volumes | | | | | | |
| **Oil – bbl/d** | | | | | | |
| Canada | 616 | 955 | (35) | 580 | 883 | (34) |
| Argentina | 86 | 49 | 76 | 86 | 49 | 76 |
| Total | 702 | 1,004 | (30) | 666 | 932 | (29) |
| **Natural Gas – mcf/d** | | | | | | |
| Canada | 35 | 1,383 | (98) | 76 | 1,562 | (95) |
| Argentina | 1,381 | 477 | 190 | 1,296 | 502 | 158 |
| Total | 1,416 | 1,860 | (24) | 1,372 | 2,064 | (34) |
| **Combined – boe/d** (1) | | | | | | |
| Canada | 622 | 1,185 | (48) | 593 | 1,143 | (48) |
| Argentina | 316 | 129 | 144 | 301 | 133 | 126 |
| Total | 938 | 1,314 | (29) | 894 | 1,276 | (30) |
| **Product pricing ($)** | | | | | | |
| Oil – per bbl | | | | | | |
| Canada | 40.70 | 28.74 | 42 | 35.00 | 29.18 | 20 |
| Argentina | 44.99 | 43.41 | 4 | 42.47 | 42.80 | (1) |
| Weighted average | 41.23 | 29.46 | 40 | 35.96 | 29.90 | 20 |
| Natural gas – per mcf | | | | | | |
| Canada | 6.06 | 6.57 | (8) | 5.87 | 6.08 | (3) |
| Argentina | 0.86 | 0.86 | - | 0.80 | 0.53 | 51 |
| Weighted average | 0.99 | 5.11 | (81) | 1.08 | 4.73 | (77) |
| **Boe – per boe** | | | | | | |
| Canada | 40.66 | 30.82 | 32 | 35.01 | 30.84 | 14 |
| Argentina | 16.01 | 19.83 | (19) | 15.49 | 17.82 | (13) |
| Weighted average | 32.35 | 29.74 | 9 | 28.42 | 29.49 | (4) |
| **Petroleum and natural gas sales ($000's)** | | | | | | |
| Canada | 2,301 | 3,323 | (31) | 3,755 | 6,416 | (41) |
| Argentina | 460 | 233 | 97 | 846 | 430 | 97 |
| Total | 2,761 | 3,556 | (22) | 4,601 | 6,846 | (33) |
| **Other income ($000's)** | | | | | | |
| Canada | 35 | - | | 53 | - | |
| Argentina | - | - | | - | - | |
| Total | 35 | - | | 53 | - | |

(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.

Results for the second quarter of 2005 were significantly affected by the disposition of Canadian producing oil and gas properties in July 2004. Production from these properties represented approximately 500 boe/d or 40 percent of the company's second quarter 2004 daily production. The decline in Canada was offset by an increase in Argentinean production, primarily as a result of purchasing the operator's 50 percent working interest near year end 2004. As a consequence of the resultant 29 percent decrease in sales volume in the second quarter and an increase in overall product pricing of nine percent from the second quarter of the prior year, total revenue in the second quarter of 2005 decreased by 22 percent to $2.8 million compared to $3.6 million reported in the second quarter of 2004. Canadian revenues for the second quarter were $2.3 million, down 30 percent from $3.3 million in the same 2004 period (due to the aforementioned property sales), while Argentinean revenues were up 97 percent to $460,000 from $233,000 in 2004.

The price realized for Canadian oil sales was $40.70 per barrel, up 42 percent in the second quarter of 2005 compared with 2004, and was up 20 percent to $35.00 per bbl for 2005 year-to-date compared to $29.18 realized in the first six months of 2004. This increase was a result of higher world oil prices (WTI rose 39 percent in the second quarter 2005 compared to the second quarter 2004 and increased by 40 percent in the first half of 2005 compared to the first half of 2004), and the expiry on March 31, 2005 of an oil sales contract for a portion of crude oil sales at a price lower than world market prices. The Company now sells its crude oil at market prices with a US $0.50 premium per barrel.

Results for the first half of 2005 reflect similar changes for the same reasons. Total revenues of $4.7 million were down 33 percent from the prior year, reflecting a reduction of 30 percent in sales volumes and a four percent reduction in product pricing. Canadian revenues of $3.8 million were down 40 percent as a result of a sales volumes decline of 48 percent, offset by an increase in product pricing of 14 percent. For Argentina, year-to-date revenues of $846,000 represents a 97 percent increase from 2004, as a result of sales volumes increasing by 126 percent, offset by a thirteen percent decline in pricing.

As a result of the 2004 property sales, natural gas sales volumes in Canada were nominal. Consequently, the low regulated natural gas price received in Argentina has had a significant effect on reducing the overall natural gas selling price from $4.73 per mcf to $1.08 this year. Recently natural gas pricing in Argentina has improved to $1.13 per mcf (from $0.74 per mcf), and is expected to continue to rise in the near term. However, these prices are expected to continue to be significantly lower than unregulated North American natural gas market prices.

## ROYALTIES

| | For the Six Months Ended June 30 | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Total | Per boe | Total | Per boe |
| Canada | $958,875 | $8.94 | $1,246,947 | $5.99 |
| percentage of total oil and gas revenue | 26% | | 19% | |
| Argentina | $98,719 | $1.81 | $70,178 | $2.91 |
| percentage of total oil and gas revenue | 12% | | 16% | |
| **Total** | $1,057,594 | $6.53 | $1,317,125 | $5.68 |
| percentage of total oil and gas revenue | 23% | | 19% | |

Royalties represent charges against production or revenue by governments and landowners. Royalties in the second quarter of 2005 were $689,000 ($8.07 per boe, or 26 percent of oil and gas revenue) compared to $712,000 in the second quarter of 2004 ($5.95 per boe, or 22 percent of oil and gas revenue). From period to period, royalties can change slightly based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices. The change from 2004 to 2005 reflects this.

For the year-to-date, royalties were $1.1 million (23 percent of revenue or $6.53 per boe) compared to $1.3 million (19 percent of revenue or $5.68 per boe) for the first six months of 2004. This twenty percent overall reduction in royalties reflects the overall 30 percent reduction in sales volumes offset by the consequence to crude oil royalties of a twenty percent increase in Canadian oil prices.

## OPERATING EXPENSES AND OPERATING NETBACKS

**Company Operating Netbacks - combined Canada and Argentina [(1)]**
**For the six months ended June 30**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe/d) | 894 | | 1,276 | | (30) | |
| Petroleum and natural gas revenue | $4,600,486 | $28.42 | $6,846,040 | $29.49 | (33) | (4) |
| Other income | 52,992 | 0.33 | - | - | - | - |
| Total revenue | 4,653,478 | 28.75 | 6,846,040 | 29.49 | (32) | (3) |
| Royalties | (1,057,594) | (6.53) | (1,317,125) | (5.68) | (20) | 15 |
| Net revenue | 3,595,884 | 22.22 | 5,528,915 | 23.81 | (35) | (7) |
| Operating costs | (1,159,362) | (7.16) | (2,397,686) | (10.32) | (52) | (31) |
| Transportation costs | (9,525) | (0.06) | (84,593) | (0.37) | (89) | (84) |
| **Operating netback** | $2,426,997 | $15.00 | $3,046,636 | $13.12 | (20) | 14 |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback.

Operating costs decreased by 52 percent in the second quarter of 2005 to $629,000 compared to $1.3 million in the comparative 2004 quarter. This reflects reduced sales volumes, together with better operating efficiencies with current production. Second quarter 2005 unit costs of $7.42 per boe were 34 percent lower than $11.26 per boe in the same 2004 period. Following the sale of the Cabri, Saskatchewan property and the higher-cost heavy oil production at Islay and Lloydminster, Alberta, current quarter Canadian operating costs have declined to $8.44 per boe ($11.88 per boe in the second quarter of 2004). Argentinean operating costs were down slightly from last year, averaging $5.41 per boe in the second quarter of 2005 compared to $5.58 per boe in the second quarter of 2004.

The benefit of having sold the higher-operating cost properties in 2004 is also reflected in lower year-to-date operating costs . Overall operating costs were down 52 percent to $1.2 million from $2.4 million and by 31 percent on a boe basis to $7.16 from $10.32 in the first half of 2004.

Transportation costs were lower as a result of having sold the higher-cost heavy oil properties in 2004 resulting in lower volumes and less trucking costs.

**2005 Operating Netbacks by Country and Product**
For the six months ended June 30, 2005
*Per unit netbacks are calculated by dividing netbacks by sales volumes.*

Operating netbacks by product type and by country are indicated below.

| | Canada | | | | Argentina | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude oil | | Natural gas | | Crude oil | | Natural gas | |
| | Total | Per bbl | Total | Per mcf | Total | Per bbl | Total | Per mcf |
| **Average daily production** | 580 bbl/d | | 76 mcf/d | | 86 bbl/d | | 1,296 mcf/d | |
| Total revenue | $3,673,404 | $35.00 | $81,317 | $5.87 | $658,636 | $42.47 | $187,129 | $0.80 |
| Royalties | (954,236) | (9.09) | (4,639) | (0.34) | (77,319) | (4.99) | (21,400) | (0.09) |
| Operating and transportation costs | (865,502) | (8.25) | (40,069) | (2.91) | (206,236) | (13.30) | (57,080) | (0.24) |
| **Operating netback** | $1,853,666 | $17.66 | $36,609 | $2.62 | $375,081 | $24.18 | $108,649 | $0.47 |

Consolidated operating netbacks for the second quarter of 2005 increased 38 percent to $17.28 per boe compared to the second quarter of 2004. Canadian netbacks in the second quarter of 2005 were $21.69 per boe up 69 percent from the same 2004 period. These increases were primarily due to the increase in oil prices and lower operating costs. For the second quarter of 2005, Argentinean netbacks were down seven percent to $9.21 per boe compared to $9.89 for the same 2004 period, as a result of operating costs per boe being slightly higher in 2005.

For the year-to-date, consolidated operating netbacks were $15.00 per boe, a 14 percent increase from the $13.12 reported in the first half of 2004.

Canadian netbacks for the 2005 year-to-date were $17.62 per boe, compared to $13.53 per boe in the first six months of 2004, while Argentinean netbacks averaged $8.86 per boe in the first six months of 2005, compared to $9.58 per boe in the first six months of 2004. The lower Argentinean netbacks primarily reflect low natural gas prices compared to North America.

*Netbacks do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.* Nevertheless, Connacher's management uses netback as a performance measurement.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative (G&A) expenses decreased by $106,000 to $582,000 in the second quarter of 2005, due to a reduction in public company and staffing costs. These reductions exceeded the added costs incurred in respect of establishing additional international operations for Petrolifera. For the year-to-date, however, G&A costs increased by $155,000, primarily to establish Petrolifera's operations.

A non-cash stock-based compensation expense of $331,000 (2004 - $41,000) was also incurred in the first six months of 2005 reflecting the fair value of all stock options granted and vested in the period. In 2005 year-to-date, G&A of $73,000 was capitalized (2004 - $nil).

A reduction in unit costs is expected as volumes increase, especially when Great Divide production commences.

INTEREST AND FOREIGN EXCHANGE
In late 2004 the company paid off its bank debt and has had limited indebtedness in 2005. In future Connacher will utilize banking facilities as appropriate to leverage shareholders' capital while growing the company. No debt was used in the Argentinean operations.

When translating foreign denominated financial statements and operating results, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange gain of $22,000 in the second quarter and $42,000 in the 2005 year-to-date (2004 - $2,000 for each comparative period). The company's main exposure to foreign currency risk relates to the pricing of crude oil sales, which are denominated in US dollars.

DEPLETION, DEPRECIATION AND ACCRETION
Depletion, depreciation and accretion (DD&A) expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the second quarter of 2005 was $1.2 million, a 43 percent decrease from last year. This decrease is primarily the result of substantially lower production and sales volumes. For the year-to-date, DD&A was $2.4 million, a 42 percent decrease from the first six months of 2004, or $14.74 per boe compared to $17.69 per boe, a 17 percent reduction from 2004, and an improved production-to-proved reserve ratio.

Capital costs of $12.6 million (2004 – $ 5.9 million) related to major development projects in a pre-production state in Argentina, at Tompkins,

Saskatchewan and at the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have been assigned to these projects. Additionally, undeveloped land acquisition costs of $2.3 million (2004 – $3.6 million) were excluded from the depletion calculation, while future development costs of $3.7 million for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $72,000 (2004 - $119,000) to accrete the company's estimated asset retirement obligation. These charges will continue to be necessary in future to accrete the currently booked discounted liability of $3.0 million to the estimated total undiscounted liability of $5.7 million over the estimated remaining economic life of the company's oil and gas properties.

DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of common shares and common share purchase warrants. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing the amount owing to Connacher pursuant to an outstanding promissory note to $750,000. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the company of $3 million in the first quarter of 2005. If market conditions permit, a public financing is contemplated by Petrolifera in 2005.

INCOME APPLICABLE TO NON-CONTROLLING INTERESTS

The non-controlling interests credit of $88,000 reported in the second quarter of 2005 (2004 – nil) and $123,000 for the year-to-date (2004 – nil) represents the non-controlling shareholders' equity share of the loss of the consolidated entity, Petrolifera.

TAXES

The current income tax recovery of $55,000 for the second quarter and $42,000 for the year-to-date relates to income taxes recoverable in Argentina for which a provision was made in 2004. There are no Canadian cash taxes payable, as the company has substantial Canadian tax pools to shelter its income.

A future tax provision of $167,000 was recorded in the first half of 2005. In the comparative 2004 period the company reported recoverable future taxes of $730,000.

At June 30, 2005 the company had approximately $44 million of deductible tax pools and approximately $4 million of operating loss carry-forwards in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2005 or 2004.

NET EARNINGS AND SHARES OUTSTANDING

**For the six months ended June 30**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $2,426,997 | $15.00 | $3,046,636 | $13.12 | (20) | 14 |
| General & administrative | (1,251,456) | (7.73) | (1,096,683) | (4.72) | 14 | 64 |
| Stock-based compensation | (331,011) | (2.04) | (41,000) | (0.18) | 707 | 1,033 |
| Interest | (76,006) | (0.47) | (490,020) | (2.11) | (84) | (77) |
| Foreign exchange gain (loss) | 41,860 | 0.25 | 1,557 | - | 2,589 | - |
| Depletion, depreciation and accretion | (2,386,049) | (14.74) | (4,107,591) | (17.69) | (42) | (17) |
| Dilution gain | 3,020,329 | 18.66 | - | - | - | - |
| Non-controlling interests | 123,220 | 0.76 | - | - | - | - |
| Income tax recovery (provision) | (124,579) | (0.77) | 730,000 | 3.14 | - | - |
| Net earnings (loss) | $1,443,305 | $8.92 | $(1,957,101) | $(8.44) | - | - |

In the second quarter of 2005 the company reported a net loss of $230,000 ($nil per basic and diluted share outstanding). This compares to a net loss of $1.3 million or $0.03 loss per basic and diluted share outstanding for the same 2004 period.

For the year-to-date the company reported net earnings of $1.4 million ($0.02 per basic and diluted share outstanding) compared to a loss of $2 million ($0.04 loss per basic and diluted share outstanding) for the first six months of 2004.

In the 2005 year-to-date, the weighted average number of shares outstanding was 92,036,801 (2004 – 46,553,292) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 94,717,025 (2004 – 49,149,819). The substantial increase in shares outstanding period over period reflects the 2004 issuance from treasury of 41,706,663 common shares for gross cash proceeds of $21.3 million.

As at August 10, 2005, the company had the following securities issued and outstanding:

- 93,302,538 common shares;
- 2,065,730 share purchase warrants; and
- 6,962,700 share purchase options.

Details of the exercise rights and terms of the warrants and options are noted in the consolidated financial statements, included in this quarterly report.

## LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow from operations before working capital changes by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow from operations before working capital changes by the quantum of crude oil and natural gas (expressed in boe's) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

Reconciliation of net earnings to cash flow from operations before working capital changes:

| | Three months ended June 30, 2005 | Six months ended June 30, 2005 |
|---|---|---|
| **Net earnings (loss)** | (229,742) | 1,443,305 |
| **Add (deduct):** | | |
| Stock-based compensation | 113,961 | 331,011 |
| Depletion, depreciation and accretion | 1,192,715 | 2,386,049 |
| Future income tax provision (recovery) | (89,420) | 166,828 |
| Foreign exchange gain | (22,218) | (41,860) |
| Loss applicable to non controlling interests | (88,110) | (123,220) |
| Dilution gain | - | (3,020,329) |
| Cash flow from operations before working capital changes | 877,186 | 1,141,784 |

Cash flow in the second quarter of 2005 was $877,000 ($0.01 per basic and diluted share) compared to $516,000 ($0.01 per basic and diluted share) in the same 2004 period.

For the year-to-date cash flow was $1.1 million ($0.01 per basic and diluted share) compared to $1.5 million ($0.03 per basic and diluted share) in the first six months of 2004.

Cash flow per boe was $10.28 in the second quarter of 2005 compared to $4.32 in the second quarter of 2004. This represents 32 percent of the average company selling price compared to 15 percent in 2004.

Cash flow per boe for the first six months of 2005 was $7.06 per boe compared to $6.29 per boe for the same period in 2004.

In the second quarter of 2005 the company drilled a total of 4.75 net wells at Battrum, Saskatchewan. Total capital expenditures in the second quarter were $5.6 million.

For the first six months of 2005, capital expenditures totaled $11.7 million. A breakdown of these expenditures for the sixth month period is as follows:

- $7 million, primarily in Canada for drilling 19 oil sands delineation core holes, 4.75 net conventional oil wells and for workovers of conventional wells at Battrum, Saskatchewan;
- $3 million for seismic and research studies in Canada and Argentina;
- $1 million for property acquisitions in Canada; and
- $700,000 for other expenditures.

**Great Divide Oil Sands Project, Northern Alberta**

The company holds a 100 percent working interest in 64,640 acres of oil sands leases in northern Alberta. To date, the focus has been on a four section tract ("Pod One") on which approximately $9 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir in the first Pod, and to prepare an application for regulatory approval to develop a 10,000 bbl/d steam assisted gravity drainage ("SAGD") project in 2006 for Pod One. Capital development costs for Pod One are being determined and are expected to reach up to $200 million. Subject to further refinement, approximately two-thirds of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. Management and the board of directors are assessing the best means to finance this project, including maintaining a 100 percent working interest and raising new equity and debt or exchanging a portion of the company's interests in a joint venture arrangement for third party funding.

**Tompkins Natural Gas Project, Southwest Saskatchewan**

In late 2003 and in early 2004, the company drilled and cased nine natural gas wells and one oil well. Costs incurred to date have been on budget. The oil well has been producing throughout 2004 and 2005 and has paid out. The natural gas wells require further evaluation and additional wells will likely be required to establish a sufficient reserve base for commercial exploitation. The company was financially constrained for most of 2004 and deferred this activity, but now has increased financial capacity to complete the project, pending availability of services, surface access to the leases due to environmental sensitivity and prioritization of investment alternatives.

### Argentina

In 2005 expenditures of $1.2 million were incurred for new 3D seismic to validate a new development drilling program on the Puesto Morales/ Rinconada concession in the Neuquen Basin, Argentina. A development drilling program will commence as soon as a drilling rig can be secured. This activity will be financed from the proceeds of the private placement financing completed by Petrolifera in March 2005.

### FINANCING ACTIVITIES

Other than the financing required for the capital costs of the Great Divide Oil Sands Project, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program on conventional properties in the short term. In the longer term, it may be necessary to access additional capital in the equity markets. Except for a commitment to incur $65,000 of capital expenditures on behalf of joint venturers in the Tompkins area, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

The equity financing completed in late 2004 included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. At August 10, 2005, the company had fulfilled approximately $5.7 million of this obligation. The remaining $1.3 million obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## OUTLOOK

The company's business plan for 2005 is expected to facilitate substantial growth. To accomplish this growth the company expects a measured but active capital program of oil and gas property acquisition and development drilling in Canada and in Argentina. Emphasis is expected to be placed on delineating and developing the Great Divide oil sands property in Alberta while the conventional production base provides funds to cover the company's overhead requirements and fund a portion of capital expenditures.

Forecast operating cash flow, available cash, possible new bank borrowings and additional equity as required will finance Connacher's expected 2005 capital spending program. Joint ventures may also be utilized.

All estimates and statements which may have been issued with respect to 2005 expectations are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its internal 2005 capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's internal 2005 plan, or any variation thereof, will be attained. Reference is made to the company's AIF for a description of the risks and uncertainties affecting the company and its business.

## QUARTERLY RESULTS

| | 2003 | | | 2004 | | | | 2005 | |
|---|---|---|---|---|---|---|---|---|---|
| **Three Months Ended** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** |
| **Financial Highlights** ($000 except per share amounts) - Unaudited | | | | | | | | | |
| Total revenue | 2,474 | 2,491 | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 | 1,857 | 2,796 |
| Cash flow from operations before working capital changes (1) | 821 | 745 | 1,008 | 944 | 516 | 478 | 471 | 265 | 877 |
| Basic, per share (1) | 0.02 | 0.02 | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 |
| Diluted, per share (1) | 0.03 | 0.02 | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 |
| Net earnings (loss) | 44 | 2,815 | 1,030 | (689) | (1,268) | (869) | (150) | 1,673 | (230) |
| Basic, per share | - | 0.08 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - |
| Diluted, per share | - | 0.07 | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - |
| Capital expenditures | 4,272 | 5,715 | 15,015 | 10,391 | 2,603 | 681 | 3,954 | 6,047 | 5,649 |
| Proceeds on disposal of PNG properties | - | - | - | - | 89 | 17,564 | (49) | - | - |
| Bank debt | 12,500 | 13,800 | 12,100 | 20,600 | 23,655 | 7,563 | - | - | 250 |
| Working capital surplus (deficiency) | (179) | (2,695) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 | 5,588 | 854 |
| Cash on hand (net debt) | (12,679) | (16,495) | (21,094) | (30,450) | (32,012) | (14,207) | 3,914 | 8,286 | 2,629 |
| Shareholders' equity | 9,718 | 13,613 | 24,182 | 21,655 | 20,933 | 20,217 | 40,502 | 41,206 | 41,217 |
| **Operating Highlights** | | | | | | | | | |
| Production / sales volumes | | | | | | | | | |
| Natural gas - mcf/d | 1,033 | 1,012 | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 | 1,328 | 1,416 |
| Crude oil - bbl/d | 752 | 839 | 978 | 859 | 1,004 | 636 | 646 | 629 | 702 |
| Equivalent - boe/d (2) | 924 | 1,008 | 1,228 | 1,237 | 1,314 | 814 | 861 | 850 | 938 |
| Pricing | | | | | | | | | |
| Crude oil - $/bbl | 33.10 | 29.40 | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 | 30.02 | 41.23 |
| Natural gas - $/mcf | 2.18 | 2.35 | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 | 1.18 | 0.99 |
| Selected Highlights - $/boe (2) | | | | | | | | | |
| Weighted average sales price | 29.37 | 26.84 | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 | 24.04 | 32.35 |
| Other income | 0.04 | 0.03 | 0.10 | - | - | 0.33 | 0.15 | 0.24 | 0.41 |
| Royalties | 5.20 | 5.08 | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 | 4.82 | 8.06 |
| Operating and transportation costs | 7.46 | 7.89 | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 | 7.01 | 7.42 |
| Operating netback (3) | 16.75 | 13.90 | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 | 12.45 | 17.28 |
| **Common Share Information** | | | | | | | | | |
| Shares outstanding at end of period (000's) | 34,082 | 36,512 | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 | 92,753 | 93,013 |
| Weighted average shares outstanding for the period | | | | | | | | | |
| Basic (000's) | 29,421 | 35,820 | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 | 91,189 | 92,875 |
| Diluted (000's) | 31,945 | 38,817 | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 | 94,197 | 95,555 |
| Volume traded during quarter (000's) | 8,342 | 10,027 | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 | 40,486 | 16,821 |
| Common share price ($) | | | | | | | | | |
| High | 0.76 | 0.87 | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 | 1.22 | 1.05 |
| Low | 0.40 | 0.65 | 0.74 | 0.73 | 0.30 | 0.28 | 0.29 | 0.49 | 0.68 |
| Close (end of period) | 0.71 | 0.75 | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 | 0.93 | 0.82 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) For detailed netbacks by product type and by country, see "Operating Expenses and Operating Netbacks", in this MD&A.

# Consolidated Balance Sheets

CONNACHER OIL AND GAS LIMITED

| | June 30 2005 | December 31 2004 |
|---|---:|---:|
| | (unaudited) | |
| | $ | $ |
| **ASSETS** | | |
| | | |
| CURRENT | | |
| Cash and cash equivalents | 2,878,857 | 3,914,181 |
| Accounts receivable | 2,181,341 | 1,773,005 |
| Prepaid expenses | 211,918 | 309,062 |
| | 5,272,116 | 5,996,248 |
| | | |
| Property and equipment | 45,969,774 | 36,542,595 |
| Future income tax asset | 1,190,000 | 3,678,270 |
| | 52,431,890 | 46,217,113 |
| | | |
| **LIABILITIES** | | |
| | | |
| CURRENT | | |
| Accounts payable | 4,168,081 | 2,446,947 |
| Bank loan (Note 5) | 250,000 | - |
| | 4,418,081 | 2,446,947 |
| | | |
| Asset retirement obligations (Note 4) | 2,997,500 | 2,905,477 |
| Deferred credits | 310,668 | 353,771 |
| Non-controlling interests (Note 2) | 3,488,443 | 8,930 |
| | 11,214,692 | 5,715,125 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| | | |
| Share capital and contributed surplus (Note 6) | 38,562,724 | 39,290,819 |
| Retained earnings | 2,654,474 | 1,211,169 |
| | 41,217,198 | 40,501,988 |
| | 52,431,890 | 46,217,113 |

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED

| (unaudited) | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **REVENUE** | | | | |
| Petroleum and natural gas sales | 2,761,324 | 3,556,538 | 4,600,486 | 6,846,040 |
| Other income | 34,865 | (436) | 52,992 | - |
| | 2,796,189 | 3,556,102 | 4,653,478 | 6,846,040 |
| Royalties | (688,780) | (711,878) | (1,057,594) | (1,317,125) |
| | 2,107,409 | 2,844,224 | 3,595,884 | 5,528,915 |
| **EXPENSES** | | | | |
| Operating | 629,439 | 1,290,511 | 1,159,362 | 2,397,686 |
| Transportation | 3,450 | 55,773 | 9,525 | 84,593 |
| General and administrative | 581,893 | 688,415 | 1,251,456 | 1,096,683 |
| Stock-based compensation | 113,961 | - | 331,011 | 41,000 |
| Interest | 70,487 | 293,332 | 76,006 | 490,020 |
| Foreign exchange loss (gain) | (22,218) | (1,586) | (41,860) | (1,557) |
| Depletion, depreciation and accretion | 1,192,715 | 2,085,582 | 2,386,049 | 4,107,591 |
| Dilution gain (Note 3) | - | - | (3,020,329) | - |
| | 2,569,727 | 4,412,027 | 2,151,220 | 8,216,016 |
| Earnings (loss) before taxes and non-controlling interests | (462,318) | (1,567,803) | 1,444,664 | (2,687,101) |
| | | | | - |
| Current income tax provision (recovery) | (55,046) | - | (42,249) | |
| Future income tax provision (recovery) | (89,420) | (300,000) | 166,828 | (730,000) |
| | (144,466) | (300,000) | 124,579 | (730,000) |
| | | | | |
| Earnings (loss) before non-controlling interests | (317,852) | (1,267,803) | 1,320,085 | (1,957,101) |
| | | | | |
| Loss applicable to non-controlling interests | 88,110 | - | 123,220 | - |
| | | | | |
| **NET EARNINGS (LOSS)** | (229,742) | (1,267,803) | 1,443,305 | (1,957,101) |
| | | | | |
| **RETAINED EARNINGS, BEGINNING OF PERIOD** | 2,884,216 | 3,498,282 | 1,211,169 | 4,187,580 |
| | | | | |
| **RETAINED EARNINGS, END OF PERIOD** | 2,654,474 | 2,230,479 | 2,654,474 | 2,230,479 |
| | | | | |
| **EARNINGS (LOSS) PER SHARE** | | | | |
| Basic and diluted | - | (0.03) | 0.02 | (0.04) |
| | | | | |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | | | | |
| Basic | 92,875,192 | 47,041,735 | 92,036,801 | 46,553,292 |
| Diluted | 95,555,417 | 48,496,047 | 94,717,025 | 49,149,819 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED

| (unaudited) | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Cash provided by (used in) the following activities:** | $ | $ | $ | $ |
| **OPERATING** | | | | |
| Net earnings (loss) | (229,742) | (1,267,803) | 1,443,305 | (1,957,101) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | 1,192,715 | 2,085,582 | 2,386,049 | 4,107,591 |
| Stock-based compensation | 113,961 | - | 331,011 | 41,000 |
| Future income tax provision (recovery) | (89,420) | (300,000) | 166,828 | (730,000) |
| Foreign exchange loss (gain) | (22,218) | (1,586) | (41,860) | (1,557) |
| Dilution gain | - | - | (3,020,329) | - |
| Loss applicable to non-controlling interests | (88,110) | - | (123,220) | - |
| Cash flow from operations before working capital changes | 877,186 | 516,193 | 1,141,784 | 1,459,933 |
| Changes in non-cash working capital | (3,298,847) | (3,520,039) | (107,691) | (3,291,133) |
| | (2,421,661) | (3,003,846) | 1,034,093 | (1,831,200) |
| **FINANCING** | | | | |
| Issue of common shares, net of share issue costs | 138,350 | 546,180 | 1,631,855 | 637,440 |
| Issue of shares by Petrolifera, net of share issue costs (Note 3) | (99,993) | - | 6,227,717 | - |
| Increase in bank loans | 250,000 | 3,054,535 | 250,000 | 11,554,535 |
| | 288,357 | 3,600,715 | 8,109,572 | 12,191,975 |
| **INVESTING** | | | | |
| Acquisition and development of oil and gas properties | (5,649,404) | (2,602,469) | (11,696,624) | (12,993,677) |
| Changes in non-cash working capital | 2,375,450 | 2,005,600 | 1,517,635 | 2,005,600 |
| | (3,273,954) | (596,869) | (10,178,989) | (10,988,077) |
| | | | | |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (5,407,258) | - | (1,035,324) | (627,302) |
| | | | | |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 8,286,115 | - | 3,914,181 | 627,302 |
| | | | | |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | 2,878,857 | - | 2,878,857 | - |
| | | | | |
| SUPPLEMENTARY INFORMATION – CASH PAYMENTS | | | | |
| Interest | 70,487 | 293,332 | 76,006 | 490,020 |
| Income taxes | 9,692 | 1,775 | 20,730 | 3,511 |

## 1. FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Connacher Oil and Gas Limited, its subsidiaries and Petrolifera Petroleum Limited (collectively, "Connacher" or the "company"), and are presented in accordance with Canadian generally accepted accounting principles. The company is in the business of exploring, producing and marketing crude oil and natural gas in Canada and South America.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2004.

## 2. CONSOLIDATION

Consistent with the audited consolidated financial statements for the year ended December 31, 2004, these unaudited June 30, 2005 financial statements consolidate the accounts of Petrolifera Petroleum Limited ("Petrolifera"). Notwithstanding Connacher's equity interest in Petrolifera was diluted from 61 percent to 40 percent in the first quarter of 2005 (see note 3), Connacher continued to control Petrolifera and therefore continued to consolidate Petrolifera at June 30, 2005 due to the composition of the Petrolifera board of directors and Connacher's management of Petrolifera under the terms of a management agreement.

## 3. DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of seven million common shares, 3.5 million common share purchase warrants and seven million rights. As Connacher did not participate in the financing, its interest in Petrolifera was reduced to 40 percent from 61 percent. Petrolifera repaid $2 million of its indebtedness to Connacher from proceeds of the financing, reducing to $750,000 the amount owing to Connacher pursuant to an outstanding promissory note. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a dilution gain of $3,020,329 in the first quarter of 2005.

## 4. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

| | Six Months Ended June 30, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Asset retirement obligation, beginning of period | $ 2,905,477 | $ 4,784,000 |
| Liabilities incurred | | 663,406 |
| Liabilities settled | | (206,773) |
| Liabilities disposed | | (2,466,660) |
| Change in estimated future cash flows | 19,588 | (46,496) |
| Accretion expense | 72,435 | 178,000 |
| Asset retirement obligation, end of period | $ 2,997,500 | $ 2,905,477 |

## 5. BANK LOAN

As at June 30, 2005, the Company had available a $9.0 million Revolving Reducing Demand Loan ("LOC") with scheduled monthly reductions of $325,000 commencing July 31, 2005. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At June 30, 2005, the Company had drawn $250,000 on this facility.

Additionally, the Company had a $3 million Non-Revolving Acquisition/Development Demand Loan Facility ("AD Facility"). At June 30, 2005, the Company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

# 6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

**Authorized**
The authorized share capital is comprised of the following:
- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

**Issued**
Only common shares have been issued by the Company.

| | Number of shares | Amount $ |
|---|---|---|
| Share Capital: | | |
| Balance, December 31, 2004 | 89,626,743 | 38,755,561 |
| Issued upon exercise of options | 300,000 | 140,150 |
| Issued upon exercise of warrants | 3,085,757 | 1,569,879 |
| Share issue costs | | (45,674) |
| Tax effect of share issue costs | | 18,000 |
| Tax effect of flow-through expenditures renounced | | (2,697,500) |
| Balance, Share Capital, June 30, 2005 | 93,012,500 | 37,740,416 |
| | | |
| Contributed Surplus: | | |
| Balance, December 31, 2004 | | 535,258 |
| Fair value of share options granted | | 319,550 |
| Assigned value of options exercised | | (32,500) |
| Balance, Contributed Surplus, June 30, 2005 | | 822,308 |
| | | |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2004 | | 39,290,819 |
| June 30, 2005 | | 38,562,724 |

**(a) Stock Options**

A summary of the Company's outstanding stock option grants, as at June 30, 2005 and 2004 and changes during those periods is presented below:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ |
| Outstanding, beginning of period | 3,988,600 | 0.53 | 2,830,000 | 0.45 |
| Granted | 1,500,000 | 0.89 | 1,424,000 | 0.53 |
| Expired | (70,000) | 0.55 | (120,000) | (0.74) |
| Exercised | (300,000) | 0.36 | (275,000) | (0.25) |
| Outstanding, end of period | 5,118,600 | 0.64 | 3,859,000 | 0.49 |

All stock options have been granted for a period of five years. The stock options granted in 2005 vest one-third upon grant, one-third one year after grant and one-third two years after grant.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 350,000 | 1.2 |
| $0.31 - $0.70 | 2,568,600 | 2.4 |
| $0.71 - $1.00 | 1,960,000 | 3.3 |
| $1.01 - $1.52 | 240,000 | 3.8 |
| | 5,118,600 | |

In 2005 a compensatory non-cash expense of $331,011, including $11,461 for consolidated companies (2004 - $41,000; nil for consolidated companies) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2005 | 2004 |
|---|---|---|
| Risk free interest rate | 3.0% | 3.0% |
| Expected option life (years) | 3 | 3 |
| Expected volatility | 53% | 53% |

The weighted average fair value at the date of grant of all options granted in the first six months of 2005 was $0.28 per option (2004 - $0.21).

**(b) Share purchase warrants**

A summary of the Company's outstanding share purchase warrants, as at June 30, 2005 and changes during the period is presented below:

| | 2005 |
|---|---|
| Outstanding, beginning of period | 5,300,525 |
| Exercised | (3,085,757) |
| Expired | (15,000) |
| Outstanding, end of period | 2,199,768 |

As at June 30, 2005 the 2,199,768 warrants outstanding were exercisable to purchase common shares from treasury as follows:

(i) 2,187,368 common shares at $0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and
(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

**(c) Flow-through shares**

In 2005 the Company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures have been recorded in the first quarter of 2005. The Company has until December 31, 2005 to incur those expenditures. As at June 30, 2005, $5.7 million of those expenditures have been incurred.

## 7. SEGMENTED INFORMATION

The company has operations in Canada and in Argentina, through its ownership interest in Petrolifera. All operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

Three Months Ended June 30

| | Canada | Argentina | Total |
|---|---|---|---|
| | $ | $ | $ |
| **Three months ended June 30, 2005** | | | |
| Total revenue | 2,336,522 | 459,667 | 2,796,189 |
| Net earnings (loss) | (303,604) | 73,862 | (229,742) |
| Property and equipment, net | 42,097,015 | 3,872,759 | 45,969,774 |
| Capital expenditures | 5,403,969 | 245,435 | 5,649,404 |
| Total assets | 47,637,683 | 4,794,207 | 52,431,890 |
| **Six months ended June 30, 2005** | | | |
| Total revenue | 3,808,870 | 844,608 | 4,653,478 |
| Net earnings (loss) | 1,324,340 | 118,965 | 1,443,305 |
| Property and equipment | 42,097,015 | 3,872,759 | 45,969,774 |
| Capital expenditures | 10,156,183 | 1,540,441 | 11,696,624 |
| Total assets | 47,637,683 | 4,794,207 | 52,431,890 |
| **Three months ended June 30, 2004** | | | |
| Total revenue | 3,323,442 | 232,660 | 3,556,102 |
| Net earnings (loss) | (1,314,426) | 46,623 | (1,267,803) |
| Property and equipment | 53,860,982 | 624,644 | 54,485,626 |
| Capital expenditures | 2,571,469 | 31,000 | 2,602,469 |
| Total assets | 59,733,046 | 797,854 | 60,530,900 |
| **Six months ended June 30, 2004** | | | |
| Total revenue | 6,415,790 | 430,250 | 6,846,040 |
| Net earnings (loss) | (2,041,346) | 84,245 | (1,957,101) |
| Property and equipment | 53,860,982 | 624,644 | 54,485,626 |
| Capital expenditures | 12,927,677 | 66,000 | 12,993,677 |
| Total assets | 59,733,046 | 797,854 | 60,530,900 |

# Corporate Information

## Officers

**Richard A. Gusella**
**President and Chief Executive Officer**

**Peter D. Sametz**
**Executive Vice President and Chief Operating Officer**

**Richard R. Kines**
**Vice President, Finance and Chief Financial Officer**

**Timothy J. O'Rourke**
**Vice President, Oil Sands Operations**

**Jennifer K. Kennedy**
**Corporate Secretary**
**Partner, Macleod Dixon LLP**

**Gary D. Wine**
**President, Petrolifera Petroleum Limited**

## Auditors
**Deloitte & Touche LLP, Calgary**

## Bankers
**National Bank of Canada, Calgary**

## Solicitors
**Macleod Dixon LLP, Calgary**

## Reservoir engineers
**DeGolyer and MacNaughton Canada Limited, Calgary**
**Gilbert Laustsen Jung Associates Ltd, Calgary**

## Registrar and transfer agent
**Valiant Trust Company, Calgary**
**BNY Trust Company of Canada, Toronto**

## Subsidiaries and related companies
**COGL Resources Ltd. - (100%)**
**Great Divide Oil Company - (100%)**
**Petrolifera Petroleum Limited - (40%)**

## Stock exchange listing
**Toronto Stock Exchange**
**Trading symbol - CLL**

## Head office
**Suite 2600**
**530 - 8th Avenue SW**
**Calgary, Alberta**
**Canada T2P 3S8**

**tel 403.538.6201 / fax 403.538.6225**

**www.connacheroil.com**
**inquiries@connacheroil.com**

## Board of directors

**Richard A. Gusella**
**President and Chief Executive Officer**

**Charles W. Berard ( 1, 2, 3)**
**Chairman, Governance Committee**

**Colin M. Evans (1, 2, 3)**
**Chairman, Audit Committee**

**Stewart D. McGregor (1, 2)**
**Lead Director**

**(1) Audit Committee**
**(2) Governance Committee**
**(3) Human Resources Committee**

## Abbreviations

| | |
|---|---|
| ARTC | Alberta Royalty Tax Credit |
| bbls | barrels |
| bbl/d | barrels per day |
| bcf | billion cubic feet |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| DCF | discounted cash flow |
| EUB | Energy Utilities Board |
| GJ | gigajoule |
| mbbls | thousand barrels |
| mboe | thousand barrels of oil equivalent |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmboe | million barrels of oil equivalent |
| mmcf | million cubic feet |
| mmcf/d | million cubic feet per day |
| NGLs | natural gas liquids |
| PNG | petroleum & natural gas |
| PV | present value |
| WI | working interest |
| WTI | West Texas Intermediate |

# FORM 52-109FT2

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Connacher Oil and Gas Limited**, (the "Issuer") for the interim period ending **June 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated: August 10, 2005

*(signed) "Richard A. Gusella"*
Richard A. Gusella
President & Chief Executive Officer

**FORM 52-109FT2**

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, **Richard R. Kines, Vice President, Finance and Chief Financial Officer of Connacher Oil and Gas Limited,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Connacher Oil and Gas Limited**, (the "Issuer") for the interim period ending **June 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated: August 10, 2005

*(signed) "Richard R. Kines"*
Richard R. Kines
Chief Financial Officer

2005

CONNACHER OIL AND GAS LIMITED

STRONG PROJECTS - STRONG FUTURE

Q3

INTERIM REPORT 2005

## Third Quarter Report 2005 Highlights

- **Great Divide oil sands reserves and resources recognized in GLJ Report**
- **Capital markets acknowledge value, resulting in share price appreciation**
- **Application to develop Pod One at Great Divide submitted to EUB**
- **Bought-deal financing raises $75 million of new equity**
- **Petrolifera board reconstituted in preparation for IPO, completed November 8**
- **Conventional production up 43 percent in Q3 over Q2 2005**

## Financial & Operating Highlights

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | % Change | 2005 | 2004 | % Change |
| **FINANCIAL** ($000s except per share amounts) | | | | | | |
| Total revenue (1) | 4,183 | 2,383 | 76 | 8,836 | 9,229 | (4) |
| Cash flow from operations before working capital changes (2) | 1,978 | 478 | 314 | 3,120 | 1,938 | 61 |
| Per basic and diluted share (2) | 0.02 | 0.01 | 100 | 0.03 | 0.04 | (25) |
| Net earnings (loss) | (1,034) | (869) | 19 | 410 | (2,826) | - |
| Per share, basic and diluted | (0.01) | (0.02) | (50) | - | (0.06) | - |
| Capital expenditures | 2,870 | 681 | 321 | 14,567 | 13,764 | 6 |
| Proceeds of disposition | - | 17,564 | - | - | 17,653 | (100) |
| Working capital (deficiency) | | | | 67,440 | (6,644) | - |
| Cash on hand (net debt) | | | | 67,708 | (14,207) | - |
| Shareholders' equity | | | | 113,208 | 20,217 | 460 |
| Total assets | | | | 118,788 | 39,501 | 201 |
| Common shares outstanding (000's) | | | | | | |
| Weighted average | | | | | | |
| Basic | 103,851 | 47,400 | 119 | 96,018 | 46,838 | 105 |
| Diluted | 106,397 | 47,504 | 124 | 101,073 | 49,234 | 105 |
| End of Period | | | | | | |
| Issued | | | | 134,236 | 47,668 | 182 |
| Fully diluted | | | | 142,873 | 54,340 | 163 |
| **OPERATING** | | | | | | |
| Daily production / sales volumes | | | | | | |
| Crude oil - bbl/d | 808 | 636 | 27 | 713 | 832 | (14) |
| Natural gas - mcf/d | 497 | 1,068 | (53) | 1,077 | 1,730 | (38) |
| Barrels of oil equivalent - boe/d (3) | 891 | 814 | 9 | 893 | 1,121 | (20) |
| Selling prices | | | | | | |
| Oil - $/bbl | 53.40 | 36.58 | 46 | 42.62 | 31.61 | 35 |
| Natural gas - $/mcf | 1.88 | 2.21 | (15) | 1.21 | 4.21 | (71) |
| Barrels of oil equivalent - $/boe(3) | 49.48 | 31.48 | 57 | 35.50 | 29.97 | 18 |
| Operating netback - $/boe(3) | 31.63 | 17.05 | 86 | 20.58 | 14.08 | 46 |

(1) *In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited. Comparative figures have not been restated.*

(2) Cash flow from operations before working capital changes, cash flow per share and netbacks do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(3) *All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

# Letter to Shareholders

Connacher made great progress during the third quarter of 2005. The Gilbert Laustsen Jung Associates Ltd. ("GLJ") Report on the company's reserves and resources at its Great Divide oil sands project, which was made public on August 1, 2005 and discussed in detail in our last Quarterly Report, affirmed the significance of this asset for investors. As a consequence trading activity in Connacher's shares accelerated; thus far in 2005, daily trading volumes have averaged 1.3 million shares per day and prices have appreciated significantly, resulting in improved market liquidity and increased institutional participation in the ownership of the company. Connacher has been one of the top trading and best performing issues on the Toronto Stock Exchange during 2005.

The surge in investor interest in the oil sands was fuelled by high oil prices and shortage concerns against the backdrop of rising worldwide demand for crude oil. During the third quarter 2005 West Texas Intermediate ("WTI") averaged US$63.19 per barrel, 19 percent above second quarter levels and 27 percent above the first quarter average of US$49.84 per barrel. This increase in investor interest enabled Connacher to complete a $75 million bought deal equity financing at a price of $1.85 per common share. Proceeds were added to working capital and will largely be used to fund capital expenditures at Great Divide during 2005 and 2006. Connacher is debt free and has a strong balance sheet as it prepares for a major capital program in 2006.

On August 17, 2005 Connacher submitted an application to the Alberta Energy and Utilities Board ("EUB") and Alberta Environment to develop Pod One at Great Divide. The accumulation to be developed will produce up to 10,000 bbl/d of bitumen over a design life of 25 years using steam-assisted gravity drainage technology ("SAGD"). Subject to receipt of regulatory approvals, start-up is planned for the fourth quarter of 2006. Produced bitumen will be diluted and delivered to a third-party pipeline for shipment to refinery markets in Canada and the United States.

This first area to be developed (Pod One) comprises only about two percent of Connacher's total land holding in the region. Pod One is also the area to which GLJ assigned probable and possible reserves in their aforementioned report. During the latter part of 2005 and in early 2006, Connacher anticipates drilling 50 additional core holes on its extensive landholdings with a view to possibly expanding Pod One and also identifying several additional accumulations, with sufficient reserves and reservoir quality similar to Pod One. This will enable additional projects to be brought forward for future development. This program could be expanded to as many as 75 additional core holes if rig availability improves. The company is enthusiastic about its prospects, based on well control, geological mapping and available geophysical data. Identification of additional pods would enable sequential development programs for future significant growth. This in turn would translate into further appreciation of the underlying valuation of the company.

During the balance of 2005 Connacher will also advance its engineering, design and procurement activities related to Pod One. The company forecasts outlays for Great Divide will approximate $8.3 million during the fourth quarter, including the cost of core holes which could be drilled prior to year end. A further $4.7 million has been budgeted for conventional drilling and related activity and will bring full-year capital outlays to approximately $26 million.

Connacher's conventional capital program was modest during the third quarter 2005, but building on the success of its drilling program at Battrum, Saskatchewan during the second quarter, conventional production rose 43 percent over the second quarter of 2005 to reach 891 boe/d. Importantly, while average prices rose 57 percent to $49.48 per boe during this same period, operating netbacks at $31.63 per boe were 86 percent higher, reflecting much increased production efficiency. Connacher's conventional production base generates free cash flow while also covering the general and administrative expenses of the company as it prepares for development of Great Divide.

**Petrolifera Petroleum Limited ("PDP" – TSX)**

During the third quarter Petrolifera's shareholders elected a newly-constituted board of directors, including three new independent directors. This in part was undertaken to prepare the company for its initial public offering ("IPO") and to reflect the changes in ownership of the company arising from earlier financings. On November 8, 2005, after the reporting period, Petrolifera closed its IPO, raising $21.3 million from the sale from treasury of 12.2 million units at a price of $1.75 per unit. Each unit was comprised of one common share and one half share purchase warrant. A full warrant and $3.00 are required to purchase one additional Petrolifera common share from treasury until May 8, 2007. Connacher is Petrolifera's largest shareholder and acquired $6 million of the new issue on the same terms as the public, thereby increasing its holdings to 11.4 million shares. This represents a 35 percent basic stake in Petrolifera. Fully diluted, Connacher would own 13.3 million common shares or 26 percent.

Coincident with the closing of its IPO, Petrolifera's common shares and the $3.00 share purchase warrants were listed for trading on the Toronto Stock Exchange under the symbols "PDP" and "PDP.WT".

Subsequent to the reporting period, Petrolifera announced that it has drilled two multi-zone crude oil and natural gas discoveries on its 100-percent Puesto Morales Block in the Neuquen Basin, Argentina. These wells have been cased and are awaiting the arrival of a service rig for testing and completion activities. A minimum of three additional wells are scheduled for drilling during the balance of the year on the Puesto Morales and Rinconada Blocks. Contracting of a second drilling rig is under consideration but will await the outcome of completion programs.

Petrolifera is now an independently-financed, debt-free public oil and natural gas company with a strong balance sheet, current production of 330 boe/d, new discoveries and excellent development opportunities in Argentina and 100 percent ownership of over five million acres of high potential lands in the Ucayali and Maranon Basins onshore Peru.

As a consequence of its reduced ownership and the reconstitution of the Petrolifera board, Connacher has discontinued consolidation of Petrolifera's accounts and now records its investment on an equity basis.

**Summary and Outlook**

The past year has made a big difference for Connacher's shareholders. As promised, your company is now a strong entity with a major project at Great Divide in Alberta's oil sands. Further upside is a reasonable expectation, as only two percent of the company's landholdings in this region have been assigned reserves at this time. This suggests a positive future with sustainable production and the prospect of new reserve accumulations which would translate into higher valuations. In the interim, until these additional accumulations are confirmed, we anticipate achieving various milestones over the next year as the Great Divide story unfolds, which should further enhance shareholder value.

Our conventional properties at Battrum, Tompkins and Steelman in Saskatchewan are performing well, with improved efficiency.

Our international holdings have been successfully reorganized into a well-financed public oil and natural gas company (Petrolifera) in which Connacher retains a large and meaningful stake with considerable upside potential, as early drilling in Argentina appears to have been successful and the prospects held in Peru are significant.

Connacher has never been stronger and our outlook is dynamic and positive, as we await EUB approvals so we can proceed with our 2006 development program at Great Divide. Our anticipated firm and contingent 2006 capital program for Great Divide, conventional drilling and new initiatives could exceed $300 million. This will be financed by a combination of current working capital, new equity and new project debt financing. While discussions with possible industry partners continue, Connacher is planning to proceed on its own at this time, which would deliver maximum benefit to its shareholders, albeit with associated risks which are considered to be manageable. The company is also examining integration strategies to mitigate the heavy oil differential pricing issue.

This 2006 program will test the mettle of our management and staff, which will also be expanded during the balance of this year and into 2006. Our current staff members are to be commended for their achievements thus far in 2005. It has been a year of success and progress. We also thank our compact and committed board for their engagement and support. Finally, we thank our shareholders, old and new, for their obvious commitment to Connacher and its future.

Respectfully submitted on behalf of the Board of Directors

*Signed,*

"R.A Gusella"

**Richard A. Gusella**
President and Chief Executive Officer

November 10, 2005

# Management's Discussion and Analysis ("MD&A")

The following is dated as of November 10, 2005 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and nine months ended September 30, 2005 and 2004 as contained in this interim report and the annual MD&A and audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

Additional information relating to the company, including the company's 2004 Annual Report and Annual Information Form ("AIF"), is on SEDAR at www.sedar.com.

FINANCIAL AND OPERATING REVIEW

PRODUCTION, PRICING AND REVENUE

| | Three Months Ended September 30 | | | Nine Months Ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | % change | 2005 | 2004 | % change |
| **Daily production / sales volumes** | | | | | | |
| Crude oil – bbl/d | 808 | 636 | 27 | 713 | 832 | (14) |
| Natural gas – mcf/d | 497 | 1,068 | (53) | 1,077 | 1,730 | (38) |
| Combined – boe/d [(1)] | 891 | 814 | 9 | 893 | 1,121 | (20) |
| **Product pricing ($)** | | | | | | |
| Crude oil – per bbl | 53.40 | 36.58 | 46 | 42.62 | 31.61 | 35 |
| Natural gas – per mcf | 1.88 | 2.21 | (15) | 1.21 | 4.21 | (71) |
| Boe – per boe [(1)] | 49.48 | 31.48 | 57 | 35.50 | 29.97 | 18 |
| **Revenue ($000s)** | | | | | | |
| Petroleum and natural gas | 4,055 | 2,358 | 72 | 8,655 | 9,204 | (6) |
| Interest and other | 128 | 25 | 412 | 181 | 25 | 624 |
| Total | 4,183 | 2,383 | 76 | 8,836 | 9,229 | (4) |

(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.

In the third quarter of 2005, total revenue increased 76 percent to $4.2 million. Petroleum and natural gas revenues in the third quarter were up 72 percent to $4.1 million from $2.4 million for the third quarter of 2004. This is primarily attributable to a 27 percent increase in crude oil sales volumes and a 46 percent increase in the selling price of the company's crude oil. Crude oil sales volumes averaged 808 bbl/d in the third quarter of 2005, up from the 636 bbl/d of the same period last year. This increase is principally due to increased production at Battrum, Saskatchewan, where the company successfully drilled new wells and worked over existing wells. This more than offset the impact of deconsolidation of Petrolifera's accounts. As a consequence of increased world oil prices this year, the company's average crude oil selling price increased to $53.40 per barrel in the third quarter this year compared to $36.58 per barrel in the same quarter in 2004. Crude oil sales represented 94 percent of the company's total third quarter revenue. Natural gas sales contributed $86,000 and interest income, primarily earned from short-term cash deposits since closing a $75 million equity financing in early September 2005, provided $174,000.

For the first nine months of 2005, total revenue was $8.8 million compared to $9.2 million for the same 2004 period. Crude oil sales represented 93 percent of the total revenue while natural gas sales contributed four percent. Year to date crude oil sales volumes of 713 bbl/d were down 14 percent from the prior year, and year to date natural gas sales volumes of 1,077 mcf/d were down 38 percent from the prior year, as a result of the petroleum and natural gas property dispositions completed in July 2004 and deconsolidation of Petrolifera in the third quarter of 2005. This drop in sales volumes was mostly offset by a 35 percent increase in crude oil selling prices.

ROYALTIES

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Total | Per boe | Total | Per boe |
| **For the three months ended September 30** | $961,066 | $11.73 | $454,154 | $6.06 |
| percentage of petroleum and natural gas revenue | 24% | | 19% | |
| **For the nine months ended September 30** | $2,018,660 | $8.28 | $1,771,280 | $5.77 |
| percentage of petroleum and natural gas revenue | 23% | | 19% | |

Royalties represent charges against production or revenue by governments and landowners. Royalties in the third quarter of 2005 were $961,000 ($11.73 per boe, or 24 percent of petroleum and natural gas revenue) compared to $454,000 in the third quarter of 2004 ($6.06 per boe, or 19 percent of petroleum and natural gas revenue).

For the year-to-date, royalties were $2.0 million (23 percent of revenue or $8.28 per boe) compared to $1.8 million (19 percent of revenue or $5.77 per boe) for the first nine months of 2004.

From period to period, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices. The changes from 2004 to 2005 reflect this.

## OPERATING EXPENSES AND NETBACKS

**Company Netbacks [1]**

**For the Three Months Ended September 30**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe/d) | 891 | | 814 | | 9 | |
| Petroleum and natural gas revenue | $4,054,895 | $49.48 | $2,357,994 | $31.48 | 72 | 57 |
| Other income | 127,885 | 1.57 | 24,523 | 0.33 | 422 | 376 |
| Total revenue | 4,182,780 | 51.05 | 2,382,517 | 31.81 | 76 | 60 |
| Royalties | (961,066) | (11.73) | (454,154) | (6.06) | 112 | 93 |
| Net revenue | 3,221,714 | 39.32 | 1,928,363 | 25.75 | 67 | 53 |
| Operating costs | (618,788) | (7.55) | (614,229) | (8.20) | 1 | (8) |
| Transportation costs | (11,202) | (0.14) | (37,093) | (0.50) | (70) | (72) |
| Operating netback | $2,591,724 | $31.63 | $1,277,041 | $17.05 | 103 | 86 |

**Company Netbacks [1]**

**For the Nine Months Ended September 30**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe/d) | 893 | | 1,121 | | (20) | |
| Petroleum and natural gas revenue | $8,655,381 | $35.50 | $9,204,034 | $29.97 | (6) | 18 |
| Other income | 180,877 | 0.74 | 24,523 | 0.08 | 638 | 825 |
| Total revenue | 8,836,258 | 36.24 | 9,228,557 | 30.05 | (4) | 21 |
| Royalties | (2,018,660) | (8.28) | (1,771,280) | (5.77) | 14 | 44 |
| Net revenue | 6,817,598 | 27.96 | 7,457,277 | 24.28 | (9) | 15 |
| Operating costs | (1,778,151) | (7.29) | (3,011,916) | (9.80) | (41) | (26) |
| Transportation costs | (20,728) | (0.09) | (121,685) | (0.40) | (83) | (78) |
| Operating netback | $5,018,719 | $20.58 | $4,323,676 | $14.08 | 16 | 46 |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies.

For the third quarter of 2005, operating costs of $619,000 changed very little from the $614,000 reported in the same 2004 quarter. However, on a per unit of production basis, operating costs were reduced by eight percent to $7.55 per boe.

For the year to date operating costs of $1,778,000 were 41 percent lower than the prior year, and on a per unit basis, were reduced by 26 percent to $7.29 per boe.

The reduction in operating costs, both absolutely and on a per unit basis, reflects the company's ability to more efficiently operate its remaining petroleum and natural gas properties, having disposed of certain higher-cost producing properties in July 2004.

Total and per unit transportation costs were also lower.

As a result of higher product prices and lower operating costs, operating netbacks per boe for the third quarter of 2005 increased 86 percent to $31.63 per boe compared to $17.05 in the third quarter of 2004.

For the year-to-date, operating netbacks were $20.58 per boe, a 46 percent increase from $14.08 reported in the first nine months of 2004.

## GENERAL AND ADMINISTRATIVE EXPENSES

In the third quarter of 2005, general and administrative ("G&A") expenses were $553,000 compared to $523,000 in 2004. For the year to date, G&A expenses increased 11 percent to $1.8 million compared to the first nine months of 2004, reflecting inflationary effects and increased costs associated with being a public company.

G&A of $13,000 was capitalized in the third quarter; for the 2005 year to date the total is $62,000.

Non-cash stock-based compensation costs of $610,000 were recorded in the third quarter and totalled $941,000 for the first nine months of 2005. Comparative 2004 costs were $61,000 and $102,000 respectively. These charges reflect the fair value of all stock options granted and vested in the periods.

### INTEREST AND FOREIGN EXCHANGE

Interest expense in 2005 was reduced significantly from 2004 as a result of equity financings completed in late 2004 and in September 2005. Interest expense in the third quarter was $36,000, compared to $250,000 for the third quarter of 2004. For the year to date, interest expense was $112,000, an 85 percent reduction from the $740,000 reported in the first nine months of 2004.

When translating and consolidating Petrolifera's foreign denominated financial results to July 27, 2005, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange loss of $11,000 in the third quarter and $31,000 gain in the 2005 year-to-date. The company's main exposure to foreign currency risk relates to the pricing of crude oil sales, which are denominated in US dollars.

### DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

DD&A expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the third quarter of 2005 was $1.6 million, a two percent increase from last year. For the year-to-date, DD&A was $4.0 million, a 30 percent decrease from the first nine months of 2004. This equates to $16.39 per boe of production compared to $18.51 per boe last year, an 11 percent reduction, reflecting an improved reserve : production ratio.

Capital costs of $10.0 million (2004 – $6.0 million) related to a major development project in a pre-production state for the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $2.3 million (2004 – $2.9 million) were excluded from the depletion calculation, while future development costs of $2.0 million (2004 - $2.5 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $109,000 (2004 - $151,000) in respect of the company's estimated asset retirement obligation. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $2.7 million to the estimated total undiscounted liability of $5.0 million over the remaining economic life of the company's oil and gas properties.

### CEILING TEST

*Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each* reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2005 or 2004.

### DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of common shares, common share purchase warrants and rights. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the company of $3 million in the first quarter of 2005.

### LOSS APPLICABLE TO EQUITY INTEREST IN INVESTMENTS

The loss applicable to equity interests of $54,000 reported in the third quarter and for the year-to-date represents Connacher's equity interest share of Petrolifera's loss since commencing to account for Petrolifera on an equity basis.

### TAXES

The current income tax provision of $24,000 in the third quarter is in respect of Large Corporations Tax in Canada. The year-to-date income tax provision of $749,000 includes a future income tax provision of $767,000.

At September 30, 2005 the company had approximately $44 million of deductible tax pools and approximately $6 million of operating loss carry-forwards available for use in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

### NET EARNINGS

**For the Three Months Ended September 30**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $2,591,724 | $31.63 | $1,277,041 | $17.05 | 103 | 86 |
| General & administrative | (553,143) | (6.75) | (523,420) | (6.99) | 6 | (3) |
| Stock-based compensation | (610,248) | (7.44) | (61,000) | (0.81) | 900 | 819 |
| Interest | (36,320) | (0.44) | (250,192) | (3.34) | (85) | (87) |
| Foreign exchange gain (loss) | (11,338) | (0.14) | (9,799) | (0.13) | 16 | 8 |
| Depletion, depreciation and accretion | (1,613,004) | (19.69) | (1,576,168) | (21.03) | 2 | (6) |
| Loss applicable to equity interest | (53,997) | (0.66) | - | - | - | - |
| Non-controlling interest | (123,220) | (1.51) | - | - | - | - |
| Income tax recovery (provision) | (624,080) | (7.61) | 274,912 | 3.65 | - | - |
| Net earnings (loss) | $(1,033,626) | $(12.61) | $(868,626) | $(11.60) | (60) | (64) |

**For the Nine Months Ended September 30**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $5,018,719 | $20.58 | $4,323,676 | $14.08 | 16 | 46 |
| General & administrative | (1,804,600) | (7.40) | (1,620,103) | (5.27) | 11 | 40 |
| Stock-based compensation | (941,260) | (3.86) | (102,000) | (0.32) | 823 | 1,106 |
| Interest | (112,326) | (0.48) | (740,211) | (2.41) | (85) | (81) |
| Foreign exchange gain (loss) | 30,521 | 0.12 | (8,242) | (0.03) | - | - |
| Depletion, depreciation and accretion | (3,999,053) | (16.39) | (5,683,759) | (18.51) | (30) | (11) |
| Dilution gain | 3,020,329 | 12.39 | - | - | - | - |
| Loss applicable to equity interest | (53,997) | (0.22) | - | - | - | - |
| Income tax recovery (provision) | (748,654) | (3.06) | 1,004,912 | 3.26 | - | - |
| Net earnings (loss) | $409,679 | $1.68 | $(2,825,727) | $(9.20) | - | - |

In the third quarter of 2005 the company reported a net loss of $1 million ($0.01 loss per basic and diluted share outstanding). This compares to a net loss of $869,000 or $0.02 loss per basic and diluted share outstanding for the same 2004 period.

For the year-to-date the company reported net earnings of $410,000 ($nil per basic and diluted share outstanding) compared to a loss of $2.8 million ($0.06 loss per basic and diluted share outstanding) for the first nine months of 2004.

## SHARES OUTSTANDING

In the 2005 year-to-date, the weighted average number of shares outstanding was 96,018,112 (2004 – 46,837,685) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 101,072,543 (2004 – 49,234,480). The substantial increase in shares outstanding period over period reflects the November and December 2004 issuance from treasury of 41,706,663 common shares for gross cash proceeds of $21.3 million and the September 2005 issue of 40,541,000 common shares at $1.85 for gross cash proceeds of $75 million.

As at November 10, 2005, the company had the following securities issued and outstanding:

- 134,612,448 common shares;
- 1,693,820 share purchase warrants; and
- 7,766,600 share purchase options.

Details of the exercise provisions and terms of the warrants and options are noted in the consolidated financial statements, included in this quarterly report.

## LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

Reconciliation of net earnings to cash flow from operations before working capital changes:

| | **Three months ended September 30, 2005** | **Nine months ended September 30, 2005** |
|---|---|---|
| **Net earnings (loss)** | $(1,033,626) | $409,679 |
| Add (deduct): | | |
| Stock-based compensation | 610,248 | 941,260 |
| Depletion, depreciation and accretion | 1,613,004 | 3,999,053 |
| Future income tax provision (recovery) | 600,000 | 766,828 |
| Foreign exchange (gain) loss | 11,338 | (30,521) |
| Loss applicable to equity interest | 53,997 | 53,997 |
| Non-controlling interest | 123,220 | - |
| Dilution gain | - | (3,020,329) |
| **Cash flow from operations before working capital changes** | $1,978,181 | $3,119,967 |

Cash flow in the third quarter of 2005 was $1,978,000 ($0.02 per basic and diluted share) compared to $478,000 ($0.01 per basic and diluted share) in the same 2004 period.

For the year-to-date cash flow was $3.1 million ($0.03 per basic and diluted share) compared to $1.9 million ($0.04 per basic and diluted share) in the first nine months of 2004.

Cash flow per boe was $24.13 in the third quarter of 2005 compared to $6.39 in the third quarter of 2004. This represents 49 percent of the average company selling price per boe compared to 20 percent in 2004.

Cash flow per boe for the first nine months of 2005 was $12.80 per boe compared to $6.31 per boe for the same period in 2004.

## CAPITAL EXPENDITURES

In the third quarter of 2005 the company drilled a total of 2.6 net wells at Battrum and Tompkins, Saskatchewan. Total capital expenditures in the third quarter were $2.9 million.

For the first nine months of 2005, capital expenditures totaled $14.6 million. A breakdown of these expenditures for the nine month period is as follows:

- $8.1 million, primarily in Canada for drilling 19 oil sands delineation core holes, 7.35 net conventional oil wells and for workovers of conventional wells at Battrum, Saskatchewan;
- $4.1 million for seismic and research studies;
- $1.6 million for property acquisitions; and
- $800,000 for other expenditures.

### Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 68,480 acres of oil sands leases in northern Alberta. To date, the focus has been on a 2,000 acre tract ("Pod One") on which approximately $10 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir in Pod One, and to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d in 2006 using steam assisted gravity drainage ("SAGD") in Pod One. Capital development costs for Pod One are expected to approximate $200 million. Over 85 percent of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. In September 2005, gross proceeds of $75 million were raised by the issuance of 40.5 million common shares, as partial funding for the capital requirements to develop Pod One. Full development of Pod One will commence upon receiving regulatory approval. Management and the board of directors continue to assess the best means to finance the balance of this project while minimizing dilution to shareholders. Some of these alternatives include raising more equity, using debt and exchanging a portion of the company's interests in a joint venture arrangement for third party funding. The company plans to drill 50 additional delineation wells in the 2005 – 2006 winter drilling season to define further oil bearing reservoirs on some of the remaining 65,000 acres at Great Divide. Funding for this might involve "flow-through" share financing, if equity markets are suitable.

## FINANCING ACTIVITIES

In September 2005, the company issued 40,541,000 common shares at $1.85 per share for gross proceeds of $75 million to fund a portion of its Great Divide Oil Sands Project. Proceeds of the financing were utilized as follows:

| | As stated at the time of the financing | As actually applied |
|---|---|---|
| Gross proceeds | $75,000,850 | $75,000,850 |
| Underwriters commission and issue costs | 4,900,000 | 4,877,844 |
| Applied to reduce indebtedness | 2,300,000 | 2,300,000 |
| Available for Great Divide Oil Sands Project and general corporate purposes | $67,800,850 | $67,823,006 |

Other than additional financing of approximately $125 million required for the capital costs of the Great Divide Oil Sands Pod One Project and the delineation drilling program planned on some of the remaining oil sands acreage, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program on conventional properties in the short term. In the longer term, it may be necessary to access additional capital in the equity and debt markets. Except for a commitment to incur $400,000 of capital expenditures on behalf of joint venturers in the Tompkins area, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

The equity financing completed in late 2004 included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. At November 10, 2005, the company had fulfilled approximately $6.5 million of this obligation. The remaining $500,000 obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## OUTLOOK

The company's business plan anticipates substantial growth. To accomplish this growth the company expects a measured but active capital program in Canada. Emphasis is expected to be placed on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the conventional production base which funds the company's overhead requirements and contributes to the capital program.

All estimates and statements which may have been issued are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's plan, or any variation thereof, will be attained. Reference is made to the company's AIF for a description of the risks and uncertainties affecting the company and its business.

Development of the Great Divide Oil Sands Project is subject to receipt of regulatory approvals and there can be no assurance that these approvals will be granted on terms acceptable to the company or at all. The timing for start-up of production is dependent on, among other things, regulatory approvals, availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing will be required for the Great Divide Oil Sands Project.

# QUARTERLY RESULTS

| | 2003 | 2004 | | | | 2005 | | |
|---|---|---|---|---|---|---|---|---|
| **Three Months Ended** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30[4]** |
| **Financial Highlights** ($000 except per share amounts) - Unaudited | | | | | | | | |
| Total revenue | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 | 1,857 | 2,796 | 4,183 |
| Cash flow from operations before working capital changes[1] | 1,008 | 944 | 516 | 478 | 471 | 265 | 877 | 1,978 |
| Basic, per share[1] | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 | 0.02 |
| Diluted, per share[1] | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 | 0.02 |
| Net earnings (loss) | 1,030 | (689) | (1,268) | (869) | (150) | 1,673 | (230) | (1,034) |
| Basic, per share | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - | (0.01) |
| Diluted, per share | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - | (0.01) |
| Capital expenditures | 15,015 | 10,391 | 2,603 | 681 | 3,954 | 6,047 | 5,649 | 2,870 |
| Proceeds on disposal of PNG properties | - | - | 89 | 17,564 | (49) | - | - | - |
| Bank debt | 12,100 | 20,600 | 23,655 | 7,563 | - | - | 250 | - |
| Working capital surplus (deficiency) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 | 5,588 | 854 | 67,440 |
| Cash on hand (net debt) | (21,094) | (30,450) | (32,012) | (14,207) | 3,914 | 8,286 | 2,629 | 67,708 |
| Shareholders' equity | 24,182 | 21,655 | 20,933 | 20,217 | 40,502 | 41,206 | 41,217 | 113,208 |
| **Operating Highlights** | | | | | | | | |
| Production / sales volumes | | | | | | | | |
| Natural gas - mcf/d | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 | 1,328 | 1,416 | 497 |
| Crude oil - bbl/d | 978 | 859 | 1,004 | 636 | 646 | 629 | 702 | 808 |
| Equivalent - boe/d[2] | 1,228 | 1,237 | 1,314 | 814 | 861 | 850 | 938 | 891 |
| Pricing | | | | | | | | |
| Crude oil - $/bbl | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 | 30.02 | 41.23 | 53.40 |
| Natural gas - $/mcf | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 | 1.18 | 0.99 | 1.88 |
| **Selected Highlights - $/boe[2]** | | | | | | | | |
| Weighted average sales price | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 | 24.04 | 32.35 | 49.48 |
| Other income | 0.10 | - | - | 0.33 | 0.15 | 0.24 | 0.41 | 1.57 |
| Royalties | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 | 4.82 | 8.06 | 11.75 |
| Operating and transportation costs | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 | 7.01 | 7.42 | 7.69 |
| Operating netback[3] | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 | 12.45 | 17.28 | 31.63 |
| **Common Share Information** | | | | | | | | |
| Shares outstanding at end of period (000's) | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 | 92,753 | 93,013 | 134,236 |
| Weighted average shares outstanding for the period | | | | | | | | |
| Basic (000's) | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 | 91,189 | 92,875 | 103,851 |
| Diluted (000's) | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 | 94,197 | 95,555 | 106,397 |
| Volume traded during quarter (000's) | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 | 40,486 | 16,821 | 180,848 |
| **Common share price ($)** | | | | | | | | |
| High | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 | 1.22 | 1.05 | 2.69 |
| Low | 0.74 | 0.73 | 0.30 | 0.28 | 0.29 | 0.49 | 0.68 | 0.76 |
| Close (end of period) | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 | 0.93 | 0.82 | 2.54 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) For detailed netbacks by product type, see "Operating Expenses and Operating Netbacks" in this MD&A.

(4) In the third quarter of 2005, the company stopped consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

# Consolidated Balance Sheets
CONNACHER OIL AND GAS LIMITED
(unaudited)

| | September 30 2005 | December 31 2004 |
|---|---|---|
| | | |
| | $ | $ |
| **ASSETS** | | |
| CURRENT | | |
| Cash and cash equivalents | 67,708,007 | 3,914,181 |
| Accounts receivable | 1,905,865 | 1,773,005 |
| Prepaid expenses | 381,722 | 309,062 |
| | 69,995,594 | 5,996,248 |
| | | |
| Future income tax asset | 1,513,000 | 3,678,270 |
| Investment in Petrolifera (Note 1) | 4,071,656 | - |
| Property and equipment | 43,207,723 | 36,542,595 |
| | 118,787,973 | 46,217,113 |
| | | |
| **LIABILITIES** | | |
| CURRENT | | |
| Accounts payable | 2,555,391 | 2,446,947 |
| | | |
| Asset retirement obligations (Note 3) | 2,728,851 | 2,905,477 |
| Deferred credits | 295,767 | 353,771 |
| Non-controlling interests (Note 1) | - | 8,930 |
| | 5,580,009 | 5,715,125 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital and contributed surplus (Note 5) | 111,587,116 | 39,290,819 |
| Retained earnings | 1,620,848 | 1,211,169 |
| | 113,207,964 | 40,501,988 |
| | 118,787,973 | 46,217,113 |

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED
(unaudited)

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **REVENUE** | | | | |
| Petroleum and natural gas sales | 4,054,895 | 2,357,994 | 8,655,381 | 9,204,034 |
| Other income | 127,885 | 24,523 | 180,877 | 24,523 |
| | 4,182,780 | 2,382,517 | 8,836,258 | 9,228,557 |
| Royalties | 961,066 | 454,154 | 2,018,660 | 1,771,280 |
| | 3,221,714 | 1,928,363 | 6,817,598 | 7,457,277 |
| **EXPENSES** | | | | |
| Operating | 618,788 | 614,229 | 1,778,151 | 3,011,916 |
| Transportation | 11,202 | 37,093 | 20,728 | 121,685 |
| General and administrative | 553,143 | 523,420 | 1,804,600 | 1,620,103 |
| Stock-based compensation | 610,248 | 61,000 | 941,260 | 102,000 |
| Interest | 36,320 | 250,192 | 112,326 | 740,211 |
| Foreign exchange loss (gain) | 11,338 | 9,799 | (30,521) | 8,242 |
| Depletion, depreciation and accretion | 1,613,004 | 1,576,168 | 3,999,053 | 5,683,759 |
| Dilution gain (Note 2) | - | - | (3,020,329) | - |
| Loss from equity investment (Note 1) | 53,997 | - | 53,997 | - |
| | 3,508,040 | 3,071,901 | 5,659,265 | 11,287,916 |
| Earnings (loss) before taxes and non-controlling interest | (286,326) | (1,143,538) | 1,158,333 | (3,830,639) |
| | | | | |
| Current income tax provision (recovery) | 24,080 | 25,088 | (18,174) | 25,088 |
| Future income tax provision (recovery) | 600,000 | (300,000) | 766,828 | (1,030,000) |
| | 624,080 | (274,912) | 748,654 | (1,004,912) |
| | | | | |
| Earnings (loss) before non-controlling interest | (910,406) | (868,626) | 409,679 | (2,825,727) |
| | | | | |
| Non-controlling interest (Note 1) | (123,220) | - | - | - |
| | | | | |
| **NET EARNINGS (LOSS)** | (1,033,626) | (868,626) | 409,679 | (2,825,727) |
| | | | | |
| **RETAINED EARNINGS, BEGINNING OF PERIOD** | 2,654,474 | 2,230,479 | 1,211,169 | 4,691,036 |
| Change in accounting policies | - | | - | (503,456) |
| **RETAINED EARNINGS, END OF PERIOD** | 1,620,848 | 1,361,853 | 1,620,848 | 1,361,853 |
| | | | | |
| **EARNINGS (LOSS) PER SHARE** | | | | |
| Basic and diluted | (0.01) | (0.02) | - | (0.06) |
| | | | | |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | | | | |
| Basic | 103,850,908 | 47,400,289 | 96,018,112 | 46,837,685 |
| Diluted | 106,396,524 | 47,503,940 | 101,072,543 | 49,234,480 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED
(unaudited)

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Cash provided by (used in) the following activities:** | $ | $ | $ | $ |
| **OPERATING** | | | | |
| Net earnings (loss) | (1,033,626) | (868,626) | 409,679 | (2,825,727) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | 1,613,004 | 1,576,168 | 3,999,053 | 5,683,759 |
| Stock-based compensation | 610,248 | 61,000 | 941,260 | 102,000 |
| Future income tax provision (recovery) | 600,000 | (300,000) | 766,828 | (1,030,000) |
| Foreign exchange loss (gain) | 11,338 | 9,799 | (30,521) | 8,242 |
| Dilution gain | - | - | (3,020,329) | - |
| Loss from equity investment | 53,997 | - | 53,997 | - |
| Non-controlling interest | 123,220 | - | - | - |
| Cash flow from operations before working capital changes | 1,978,181 | 478,341 | 3,119,967 | 1,938,274 |
| Changes in non-cash working capital | 3,182,314 | (841,024) | 3,074,620 | (4,132,157) |
| | 5,160,495 | (362,683) | 6,194,587 | (2,193,883) |
| **FINANCING** | | | | |
| Issue of common shares, net of share issue costs | 70,506,144 | 77,263 | 72,137,999 | 714,703 |
| Issue of shares by Petrolifera, net of share issue costs | - | - | 6,227,717 | - |
| Decrease in bank loans | (250,000) | (16,091,751) | - | (4,537,216) |
| | 70,256,144 | (16,014,488) | 78,365,716 | (3,822,513) |
| **INVESTING** | | | | |
| Capital expenditures | (2,870,062) | (681,229) | (14,566,685) | (13,763,906) |
| Proceeds on disposal of oil and gas properties | - | 17,564,000 | - | 17,653,000 |
| Changes in non-cash working capital | (1,489,710) | (505,600) | 27,925 | 1,500,000 |
| | (4,359,772) | 16,377,171 | (14,538,760) | 5,389,094 |
| | | | | |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 71,056,867 | - | 70,021,543 | (627,302) |
| | | | | |
| Impact on cash resulting from de-consolidation of Petrolifera (Note 1) | (6,227,717) | - | (6,227,717) | - |
| | | | | |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 2,878,857 | - | 3,914,181 | 627,302 |
| | | | | |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | 67,708,007 | - | 67,708,007 | - |
| | | | | |
| SUPPLEMENTARY INFORMATION – CASH PAYMENTS | | | | |
| Interest | 16,984 | 250,192 | 49,594 | 740,211 |
| Income taxes | 250 | 800 | 20,980 | 4,311 |

Period ended September 30, 2005 and 2004 (unaudited)

## 1. FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively, "Connacher" or the "company"), and are presented in accordance with Canadian generally accepted accounting principles. The company is in the business of exploring, producing and marketing crude oil and natural gas in Canada. In the third quarter of 2005 the company discontinued consolidating the financial results of Petrolifera Petroleum Limited ("Petrolifera"), as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

The impact of no longer consolidating Petrolifera had the following effect on Connacher's September 30, 2005 balance sheet:

| | Increase (Decrease) |
|---|---|
| Current assets | $(3,418,732) |
| Future income tax asset | (985,000) |
| Property and equipment | (4,110,144) |
| Current liabilities | 381,694 |
| Asset retirement obligations | 442,172 |
| Non-controlling interests | 3,564,357 |
| Initial investment in Petrolifera | 4,125,653 |
| Equity interest in Petrolifera's loss from July 27 to September 30, 2005 | 53,997 |
| Investment in Petrolifera at September 30, 2005 | $4,071,656 |

The company records its investment in Petrolifera on an equity basis. Any permanent decline in value would be charged to earnings.

Except for the changes noted herein, the interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2004.

## 2. DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of seven million common shares, 3.5 million common share purchase warrants and seven million rights. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent. The 21 percent reduction in Connacher's equity interest in Petrolifera resulted in a dilution gain of $3,020,329 in the first quarter of 2005.

## 3. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

| | Nine Months Ended September 30, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Asset retirement obligation, beginning of period | $2,905,477 | $ 4,784,000 |
| Liabilities incurred | 109,811 | 663,406 |
| Liabilities settled | - | (206,773) |
| Liabilities disposed | (422,172) | (2,466,660) |
| Change in estimated future cash flows | 42,910 | (46,496) |
| Accretion expense | 92,825 | 178,000 |
| Asset retirement obligation, end of period | $2,728,851 | $ 2,905,477 |

At September 30, 2005 the estimated total undiscounted amount required to settle the asset retirement obligation was $5 million. This obligation is expected to be settled over the useful lives of the underlying assets. This amount has been discounted using a credit-adjusted risk-free interest rate of six percent. The amount shown as liabilities disposed of $422,172 for the nine months ended September 30, 2005 relates to the asset retirement obligations of Petrolifera which was transferred to the investment account. (See Note 1.)

## 4. BANK LOAN

As at September 30, 2005, the Company had available a $8.35 million Revolving Reducing Demand Loan ("LOC") with monthly reductions of $325,000. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At September 30, 2005, the Company had not drawn any amounts on this facility.

Additionally, the Company had a $3 million Non-Revolving Acquisition/Development Demand Loan Facility ("AD Facility"). At September 30, 2005, the Company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility.

Subsequent to September 30, 2005 the monthly reductions on the LOC were eliminated; no other terms changed.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

**Authorized**

The authorized share capital is comprised of the following:

- *Unlimited number of common voting shares*
- *Unlimited number of first preferred shares*
- *Unlimited number of second preferred shares*

**Issued**

*Only common shares have been issued by the Company.*

| | Number of shares | Amount $ |
|---|---|---|
| Share Capital: | | |
| Balance, December 31, 2004 | 89,626,743 | 38,755,561 |
| Issued to the public | 40,541,000 | 75,000,850 |
| Issued upon exercise of options | 564,500 | 323,396 |
| Issued upon exercise of warrants | 3,504,005 | 1,816,645 |
| Share issue costs | | (4,923,518) |
| Tax effect of share issue costs | | 1,926,000 |
| Tax effect of flow-through expenditures renounced | | (2,697,500) |
| Balance, Share Capital, September 30, 2005 | 134,236,248 | 110,201,434 |
| | | |
| *Contributed Surplus:* | | |
| Balance, December 31, 2004 | | 535,258 |
| Fair value of share options granted | | 927,607 |
| Assigned value of options exercised | | (77,183) |
| Balance, Contributed Surplus, September 30, 2005 | | 1,385,682 |
| | | |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2004 | | 39,290,819 |
| September 30, 2005 | | 111,587,116 |

**(a) Stock Options**

A summary of the Company's outstanding stock option grants, as at September 30, 2005 and 2004 and changes during those periods is presented below:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ |
| Outstanding, beginning of period | 3,988,600 | 0.53 | 2,830,000 | 0.45 |
| Granted | 3,501,000 | 1.31 | 1,424,000 | 0.53 |
| Expired | (70,000) | 0.55 | (370,000) | (0.74) |
| Exercised | (564,500) | 0.57 | (575,000) | (0.25) |
| Outstanding, end of period | 6,855,100 | 0.93 | 3,309,000 | 0.49 |

All stock options have been granted for a period of five years. The stock options granted in 2005 vest one-third upon grant, one-third one year after grant and one-third two years after grant.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 350,000 | 1.0 |
| $0.31 - $0.70 | 2,377,600 | 2.2 |
| $0.71 - $1.00 | 1,886,500 | 3.1 |
| $1.01 - $1.61 | 2,241,000 | 3.6 |
| | 6,855,100 | |

In 2005 a compensatory non-cash expense of $941,260 (2004 - $102,000) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2005 | 2004 |
|---|---|---|
| Risk free interest rate | 3.0% | 3.0% |
| Expected option life (years) | 3 | 3 |
| Expected volatility | 53% | 53% |

The weighted average fair value at the date of grant of all options granted in the first nine months of 2005 was $0.47 per option (2004 - $0.21).

**(b) Share purchase warrants**

A summary of the Company's outstanding share purchase warrants, as at September 30, 2005 and changes during the period is presented below:

| | **2005** |
|---|---:|
| Outstanding, beginning of period | 5,300,525 |
| Exercised | (3,504,005) |
| Expired | (15,000) |
| Outstanding, end of period | 1,781,520 |

As at September 30, 2005 the 1,781,250 warrants outstanding were exercisable to purchase common shares from treasury as follows:

(i) 1,769,120 common shares at $0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and
(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

**(c) Flow-through shares**

In 2005 the Company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures have been recorded in the first quarter of 2005. The Company has until December 31, 2005 to incur those expenditures. As at September 30, 2005, $6.5 million of those expenditures have been incurred.

**(d) Per share calculations**

For purposes of the diluted per share calculations, all outstanding share options and warrants have been included.

6. SEGMENTED INFORMATION

The company has operations in Canada and in Argentina, through its ownership interest in Petrolifera[1]. All operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

| | Canada | Argentina [1] | Total |
|---|---:|---:|---:|
| | $ | $ | $ |
| **Three months ended September 30, 2005** | | | |
| Total revenue | 4,017,155 | 165,625 | 4,182,780 |
| Net earnings (loss) | (1,017,774) | (15,855) | (1,033,626) |
| Property and equipment, net | 43,207,723 | - | 43,207,723 |
| Capital expenditures | 2,643,378 | 226,684 | 2,870,062 |
| Total assets | 118,787,973 | - | 118,787,973 |
| **Nine months ended September 30, 2005** | | | |
| Total revenue | 7,826,025 | 1,010,233 | 8,836,258 |
| Net earnings (loss) | 513,096 | (103,416) | 409,679 |
| Property and equipment | 43,207,723 | - | 43,207,723 |
| Capital expenditures | 12,799,560 | 1,767,125 | 14,566,685 |
| Total assets | 118,787,973 | - | 118,787,973 |
| **Three months ended September 30, 2004** | | | |
| Total revenue | 2,135,034 | 247,483 | 2,382,517 |
| Net earnings (loss) | (913,956) | 45,330 | (868,626) |
| Property and equipment | 33,048,274 | 598,302 | 33,646,576 |
| Capital expenditures | 656,229 | 23,000 | 681,229 |
| Proceeds of disposition | 17,564,000 | - | 17,564,000 |
| Total assets | 38,680,542 | 820,388 | 39,500,930 |
| **Nine months ended September 30, 2004** | | | |
| Total revenue | 8,550,824 | 677,733 | 9,228,557 |
| Net earnings (loss) | 693,062 | 129,575 | 822,637 |
| Property and equipment | 43,207,723 | 598,302 | 43,806,025 |
| Capital expenditures | 13,647,906 | 116,000 | 13,763,906 |
| Proceeds of disposition | 17,653,000 | - | 17,653,000 |
| Total assets | 38,680,542 | 820,388 | 39,500,930 |

(1) Consolidation of Petrolifera accounts discontinued during the third quarter of 2005.

7. SUBSEQUENT EVENTS

In November 2005, Petrolifera completed a public equity financing. Connacher participated in the offering, investing $6 million. Connacher remains Petrolifera's largest shareholder with a 35 percent interest (26 percent fully-diluted). In November 2005, Petrolifera also repaid the remaining principal balance of $750,000 together with interest owing on the Promissory Note to Connacher.

# Corporate Information

## Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and Chief Operating Officer

Richard R. Kines
Vice President, Finance and Chief Financial Officer

Timothy J. O'Rourke
Vice President, Oil Sands Operations

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

## Auditors
Deloitte & Touche LLP, Calgary

## Bankers
National Bank of Canada, Calgary

## Solicitors
Macleod Dixon LLP, Calgary

## Reservoir engineers
DeGolyer and MacNaughton Canada Limited, Calgary
GLJ Petroleum Consultants, Calgary

## Registrar and transfer agent
Valiant Trust Company, Calgary
BNY Trust Company of Canada, Toronto

## Subsidiaries and related companies
COGL Resources Ltd. - (100%)
Great Divide Oil Company - (100%)
Petrolifera Petroleum Limited - (40%)

## Stock exchange listing
Toronto Stock Exchange
Trading symbol - CLL

## Head office
Suite 2600
530 - 8th Avenue SW
Calgary, Alberta
Canada T2P 3S8

tel 403.538.6201 / fax 403.538.6225

www.connacheroil.com
inquiries@connacheroil.com

## Board of directors

Richard A. Gusella
President and Chief Executive Officer

Charles W. Berard (1, 2, 3)
Chairman, Governance Committee

Colin M. Evans (1, 2, 3)
Chairman, Audit Committee

Stewart D. McGregor (1, 2, 3)
Lead Director

(1) Audit Committee
(2) Governance Committee
(3) Human Resources Committee

## Abbreviations

| | |
|---|---|
| ARTC | Alberta Royalty Tax Credit |
| bbls | barrels |
| bbl/d | barrels per day |
| bcf | billion cubic feet |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| DCF | discounted cash flow |
| EUB | Energy Utilities Board |
| GJ | gigajoule |
| mbbls | thousand barrels |
| mboe | thousand barrels of oil equivalent |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmboe | million barrels of oil equivalent |
| mmcf | million cubic feet |
| mmcf/d | million cubic feet per day |
| NGLs | natural gas liquids |
| PNG | petroleum & natural gas |
| PV | present value |
| WI | working interest |
| WTI | West Texas Intermediate |

Q3

INTERIM REPORT 2005



## Third Quarter Report 2005 Highlights

- **Great Divide oil sands reserves and resources recognized in GLJ Report**
- **Capital markets acknowledge value, resulting in share price appreciation**
- **Application to develop Pod One at Great Divide submitted to EUB**
- **Bought-deal financing raises $75 million of new equity**
- **Petrolifera board reconstituted in preparation for IPO, completed November 8**
- **Conventional production up 43 percent in Q3 over Q2 2005**

## Financial & Operating Highlights

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| | **2005** | **2004** | **% Change** | **2005** | **2004** | **% Change** |
| **FINANCIAL** ($000s except per share amounts) | | | | | | |
| Total revenue (1) | 4,183 | 2,383 | 76 | 8,836 | 9,229 | (4) |
| Cash flow from operations before working capital changes (2) | 1,978 | 478 | 314 | 3,120 | 1,938 | 61 |
| Per basic and diluted share (2) | 0.02 | 0.01 | 100 | 0.03 | 0.04 | (25) |
| Net earnings (loss) | (1,034) | (869) | 19 | 410 | (2,826) | - |
| Per share, basic and diluted | (0.01) | (0.02) | (50) | - | (0.06) | - |
| Capital expenditures | 2,870 | 681 | 321 | 14,567 | 13,764 | 6 |
| Proceeds of disposition | - | 17,564 | - | - | 17,653 | (100) |
| Working capital (deficiency) | | | | 67,440 | (6,644) | - |
| Cash on hand (net debt) | | | | 67,708 | (14,207) | - |
| Shareholders' equity | | | | 113,208 | 20,217 | 460 |
| Total assets | | | | 118,788 | 39,501 | 201 |
| Common shares outstanding (000's) | | | | | | |
| Weighted average | | | | | | |
| Basic | 103,851 | 47,400 | 119 | 96,018 | 46,838 | 105 |
| Diluted | 106,397 | 47,504 | 124 | 101,073 | 49,234 | 105 |
| End of Period | | | | | | |
| Issued | | | | 134,236 | 47,668 | 182 |
| Fully diluted | | | | 142,873 | 54,340 | 163 |
| **OPERATING** | | | | | | |
| Daily production / sales volumes | | | | | | |
| Crude oil - bbl/d | 808 | 636 | 27 | 713 | 832 | (14) |
| Natural gas - mcf/d | 497 | 1,068 | (53) | 1,077 | 1,730 | (38) |
| Barrels of oil equivalent - boe/d (3) | 891 | 814 | 9 | 893 | 1,121 | (20) |
| Selling prices | | | | | | |
| Oil - $/bbl | 53.40 | 36.58 | 46 | 42.62 | 31.61 | 35 |
| Natural gas - $/mcf | 1.88 | 2.21 | (15) | 1.21 | 4.21 | (71) |
| Barrels of oil equivalent - $/boe(3) | 49.48 | 31.48 | 57 | 35.50 | 29.97 | 18 |
| Operating netback - $/boe(3) | 31.63 | 17.05 | 86 | 20.58 | 14.08 | 46 |

(1) In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(2) Cash flow from operations before working capital changes, cash flow per share and netbacks do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(3) *All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

Connacher made great progress during the third quarter of 2005. The Gilbert Laustsen Jung Associates Ltd. ("GLJ") Report on the company's reserves and resources at its Great Divide oil sands project, which was made public on August 1, 2005 and discussed in detail in our last Quarterly Report, affirmed the significance of this asset for investors. As a consequence trading activity in Connacher's shares accelerated; thus far in 2005, daily trading volumes have averaged 1.3 million shares per day and prices have appreciated significantly, resulting in improved market liquidity and increased institutional participation in the ownership of the company. Connacher has been one of the top trading and best performing issues on the Toronto Stock Exchange during 2005.

The surge in investor interest in the oil sands was fuelled by high oil prices and shortage concerns against the backdrop of rising worldwide demand for crude oil. During the third quarter 2005 West Texas Intermediate ("WTI") averaged US$63.19 per barrel, 19 percent above second quarter levels and 27 percent above the first quarter average of US$49.84 per barrel. This increase in investor interest enabled Connacher to complete a $75 million bought deal equity financing at a price of $1.85 per common share. Proceeds were added to working capital and will largely be used to fund capital expenditures at Great Divide during 2005 and 2006. Connacher is debt free and has a strong balance sheet as it prepares for a major capital program in 2006.

On August 17, 2005 Connacher submitted an application to the Alberta Energy and Utilities Board ("EUB") and Alberta Environment to develop Pod One at Great Divide. The accumulation to be developed will produce up to 10,000 bbl/d of bitumen over a design life of 25 years using steam-assisted gravity drainage technology ("SAGD"). Subject to receipt of regulatory approvals, start-up is planned for the fourth quarter of 2006. Produced bitumen will be diluted and delivered to a third-party pipeline for shipment to refinery markets in Canada and the United States.

This first area to be developed (Pod One) comprises only about two percent of Connacher's total land holding in the region. Pod One is also the area to which GLJ assigned probable and possible reserves in their aforementioned report. During the latter part of 2005 and in early 2006, Connacher anticipates drilling 50 additional core holes on its extensive landholdings with a view to possibly expanding Pod One and also identifying several additional accumulations, with sufficient reserves and reservoir quality similar to Pod One. This will enable additional projects to be brought forward for future development. This program could be expanded to as many as 75 additional core holes if rig availability improves. The company is enthusiastic about its prospects, based on well control, geological mapping and available geophysical data. Identification of additional pods would enable sequential development programs for future significant growth. This in turn would translate into further appreciation of the underlying valuation of the company.

During the balance of 2005 Connacher will also advance its engineering, design and procurement activities related to Pod One. The company forecasts outlays for Great Divide will approximate $8.3 million during the fourth quarter, including the cost of core holes which could be drilled prior to year end. A further $4.7 million has been budgeted for conventional drilling and related activity and will bring full-year capital outlays to approximately $26 million.

Connacher's conventional capital program was modest during the third quarter 2005, but building on the success of its drilling program at Battrum, Saskatchewan during the second quarter, conventional production rose 43 percent over the second quarter of 2005 to reach 891 boe/d. Importantly, while average prices rose 57 percent to $49.48 per boe during this same period, operating netbacks at $31.63 per boe were 86 percent higher, reflecting much increased production efficiency. Connacher's conventional production base generates free cash flow while also covering the general and administrative expenses of the company as it prepares for development of Great Divide.

### Petrolifera Petroleum Limited ("PDP" – TSX)

During the third quarter Petrolifera's shareholders elected a newly-constituted board of directors, including three new independent directors. This in part was undertaken to prepare the company for its initial public offering ("IPO") and to reflect the changes in ownership of the company arising from earlier financings. On November 8, 2005, after the reporting period, Petrolifera closed its IPO, raising $21.3 million from the sale from treasury of 12.2 million units at a price of $1.75 per unit. Each unit was comprised of one common share and one half share purchase warrant. A full warrant and $3.00 are required to purchase one additional Petrolifera common share from treasury until May 8, 2007. Connacher is Petrolifera's largest shareholder and acquired $6 million of the new issue on the same terms as the public, thereby increasing its holdings to 11.4 million shares. This represents a 35 percent basic stake in Petrolifera. Fully diluted, Connacher would own 13.3 million common shares or 26 percent.

Coincident with the closing of its IPO, Petrolifera's common shares and the $3.00 share purchase warrants were listed for trading on the Toronto Stock Exchange under the symbols "PDP" and "PDP.WT".

Subsequent to the reporting period, Petrolifera announced that it has drilled two multi-zone crude oil and natural gas discoveries on its 100-percent Puesto Morales Block in the Neuquen Basin, Argentina. These wells have been cased and are awaiting the arrival of a service rig for testing and completion activities. A minimum of three additional wells are scheduled for drilling during the balance of the year on the Puesto Morales and Rinconada Blocks. Contracting of a second drilling rig is under consideration but will await the outcome of completion programs.

Petrolifera is now an independently-financed, debt-free public oil and natural gas company with a strong balance sheet, current production of 330 boe/d, new discoveries and excellent development opportunities in Argentina and 100 percent ownership of over five million acres of high potential lands in the Ucayali and Maranon Basins onshore Peru.

As a consequence of its reduced ownership and the reconstitution of the Petrolifera board, Connacher has discontinued consolidation of Petrolifera's accounts and now records its investment on an equity basis.

## Summary and Outlook

The past year has made a big difference for Connacher's shareholders. As promised, your company is now a strong entity with a major project at Great Divide in Alberta's oil sands. Further upside is a reasonable expectation, as only two percent of the company's landholdings in this region have been assigned reserves at this time. This suggests a positive future with sustainable production and the prospect of new reserve accumulations which would translate into higher valuations. In the interim, until these additional accumulations are confirmed, we anticipate achieving various milestones over the next year as the Great Divide story unfolds, which should further enhance shareholder value.

Our conventional properties at Battrum, Tompkins and Steelman in Saskatchewan are performing well, with improved efficiency.

Our international holdings have been successfully reorganized into a well-financed public oil and natural gas company (Petrolifera) in which Connacher retains a large and meaningful stake with considerable upside potential, as early drilling in Argentina appears to have been successful and the prospects held in Peru are significant.

Connacher has never been stronger and our outlook is dynamic and positive, as we await EUB approvals so we can proceed with our 2006 development program at Great Divide. Our anticipated firm and contingent 2006 capital program for Great Divide, conventional drilling and new initiatives could exceed $300 million. This will be financed by a combination of current working capital, new equity and new project debt financing. While discussions with possible industry partners continue, Connacher is planning to proceed on its own at this time, which would deliver maximum benefit to its shareholders, albeit with associated risks which are considered to be manageable. The company is also examining integration strategies to mitigate the heavy oil differential pricing issue.

This 2006 program will test the mettle of our management and staff, which will also be expanded during the balance of this year and into 2006. Our current staff members are to be commended for their achievements thus far in 2005. It has been a year of success and progress. We also thank our compact and committed board for their engagement and support. Finally, we thank our shareholders, old and new, for their obvious commitment to Connacher and its future.

Respectfully submitted on behalf of the Board of Directors

Signed,

"R.A Gusella"

**Richard A. Gusella**
President and Chief Executive Officer

November 10, 2005

# Management's Discussion and Analysis ("MD&A")

The following is dated as of November 10, 2005 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and nine months ended September 30, 2005 and 2004 as contained in this interim report and the annual MD&A and audited consolidated financial statements for the years ended December 31, 2004 and December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. These risks and uncertainties include, but are not limited to, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for oil and gas, price and exchange rate fluctuation, currency controls, commercial negotiations and technical and economic factors. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

Additional information relating to the company, including the company's 2004 Annual Report and Annual Information Form ("AIF"), is on SEDAR at www.sedar.com.

## FINANCIAL AND OPERATING REVIEW

### PRODUCTION, PRICING AND REVENUE

| | Three Months Ended September 30 | | | Nine Months Ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | % change | 2005 | 2004 | % change |
| **Daily production / sales volumes** | | | | | | |
| Crude oil – bbl/d | 808 | 636 | 27 | 713 | 832 | (14) |
| Natural gas – mcf/d | 497 | 1,068 | (53) | 1,077 | 1,730 | (38) |
| Combined – boe/d (1) | 891 | 814 | 9 | 893 | 1,121 | (20) |
| **Product pricing ($)** | | | | | | |
| Crude oil – per bbl | 53.40 | 36.58 | 46 | 42.62 | 31.61 | 35 |
| Natural gas – per mcf | 1.88 | 2.21 | (15) | 1.21 | 4.21 | (71) |
| Boe – per boe (1) | 49.48 | 31.48 | 57 | 35.50 | 29.97 | 18 |
| **Revenue ($000s)** | | | | | | |
| Petroleum and natural gas | 4,055 | 2,358 | 72 | 8,655 | 9,204 | (6) |
| Interest and other | 128 | 25 | 412 | 181 | 25 | 624 |
| Total | 4,183 | 2,383 | 76 | 8,836 | 9,229 | (4) |

(1) All references to barrels of oil equivalent are calculated on the basis of 6 mcf: 1 bbl.

In the third quarter of 2005, total revenue increased 76 percent to $4.2 million. Petroleum and natural gas revenues in the third quarter were up 72 percent to $4.1 million from $2.4 million for the third quarter of 2004. This is primarily attributable to a 27 percent increase in crude oil sales volumes and a 46 percent increase in the selling price of the company's crude oil. Crude oil sales volumes averaged 808 bbl/d in the third quarter of 2005, up from the 636 bbl/d of the same period last year. This increase is principally due to increased production at Battrum, Saskatchewan, where the company successfully drilled new wells and worked over existing wells. This more than offset the impact of deconsolidation of Petrolifera's accounts. As a consequence of increased world oil prices this year, the company's average crude oil selling price increased to $53.40 per barrel in the third quarter this year compared to $36.58 per barrel in the same quarter in 2004. Crude oil sales represented 94 percent of the company's total third quarter revenue. Natural gas sales contributed $86,000 and interest income, primarily earned from short-term cash deposits since closing a $75 million equity financing in early September 2005, provided $174,000.

For the first nine months of 2005, total revenue was $8.8 million compared to $9.2 million for the same 2004 period. Crude oil sales represented 93 percent of the total revenue while natural gas sales contributed four percent. Year to date crude oil sales volumes of 713 bbl/d were down 14 percent from the prior year, and year to date natural gas sales volumes of 1,077 mcf/d were down 38 percent from the prior year, as a result of the petroleum and natural gas property dispositions completed in July 2004 and deconsolidation of Petrolifera in the third quarter of 2005. This drop in sales volumes was mostly offset by a 35 percent increase in crude oil selling prices.

### ROYALTIES

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Total | Per boe | Total | Per boe |
| **For the three months ended September 30** | $961,066 | $11.73 | $454,154 | $6.06 |
| percentage of petroleum and natural gas revenue | 24% | | 19% | |
| **For the nine months ended September 30** | $2,018,660 | $8.28 | $1,771,280 | $5.77 |
| percentage of petroleum and natural gas revenue | 23% | | 19% | |

Royalties represent charges against production or revenue by governments and landowners. Royalties in the third quarter of 2005 were $961,000 ($11.73 per boe, or 24 percent of petroleum and natural gas revenue) compared to $454,000 in the third quarter of 2004 ($6.06 per boe, or 19 percent of petroleum and natural gas revenue).

For the year-to-date, royalties were $2.0 million (23 percent of revenue or $8.28 per boe) compared to $1.8 million (19 percent of revenue or $5.77 per boe) for the first nine months of 2004.

From period to period, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices. The changes from 2004 to 2005 reflect this.

## OPERATING EXPENSES AND NETBACKS

**Company Netbacks (1)**
**For the Three Months Ended September 30**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe/d) | 891 | | 814 | | 9 | |
| Petroleum and natural gas revenue | $4,054,895 | $49.48 | $2,357,994 | $31.48 | 72 | 57 |
| Other income | 127,885 | 1.57 | 24,523 | 0.33 | 422 | 376 |
| Total revenue | 4,182,780 | 51.05 | 2,382,517 | 31.81 | 76 | 60 |
| Royalties | (961,066) | (11.73) | (454,154) | (6.06) | 112 | 93 |
| Net revenue | 3,221,714 | 39.32 | 1,928,363 | 25.75 | 67 | 53 |
| Operating costs | (618,788) | (7.55) | (614,229) | (8.20) | 1 | (8) |
| Transportation costs | (11,202) | (0.14) | (37,093) | (0.50) | (70) | (72) |
| Operating netback | $2,591,724 | $31.63 | $1,277,041 | $17.05 | 103 | 86 |

**Company Netbacks (1)**
**For the Nine Months Ended September 30**

| | 2005 | | 2004 | | % Change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Average daily production (boe/d) | 893 | | 1,121 | | (20) | |
| Petroleum and natural gas revenue | $8,655,381 | $35.50 | $9,204,034 | $29.97 | (6) | 18 |
| Other income | 180,877 | 0.74 | 24,523 | 0.08 | 638 | 825 |
| Total revenue | 8,836,258 | 36.24 | 9,228,557 | 30.05 | (4) | 21 |
| Royalties | (2,018,660) | (8.28) | (1,771,280) | (5.77) | 14 | 44 |
| Net revenue | 6,817,598 | 27.96 | 7,457,277 | 24.28 | (9) | 15 |
| Operating costs | (1,778,151) | (7.29) | (3,011,916) | (9.80) | (41) | (26) |
| Transportation costs | (20,728) | (0.09) | (121,685) | (0.40) | (83) | (78) |
| Operating netback | $5,018,719 | $20.58 | $4,323,676 | $14.08 | 16 | 46 |

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies.

For the third quarter of 2005, operating costs of $619,000 changed very little from the $614,000 reported in the same 2004 quarter. However, on a per unit of production basis, operating costs were reduced by eight percent to $7.55 per boe.

For the year to date operating costs of $1,778,000 were 41 percent lower than the prior year, and on a per unit basis, were reduced by 26 percent to $7.29 per boe.

The reduction in operating costs, both absolutely and on a per unit basis, reflects the company's ability to more efficiently operate its remaining petroleum and natural gas properties, having disposed of certain higher-cost producing properties in July 2004.

Total and per unit transportation costs were also lower.

As a result of higher product prices and lower operating costs, operating netbacks per boe for the third quarter of 2005 increased 86 percent to $31.63 per boe compared to $17.05 in the third quarter of 2004.

For the year-to-date, operating netbacks were $20.58 per boe, a 46 percent increase from $14.08 reported in the first nine months of 2004.

## GENERAL AND ADMINISTRATIVE EXPENSES

In the third quarter of 2005, general and administrative ("G&A") expenses were $553,000 compared to $523,000 in 2004. For the year to date, G&A expenses increased 11 percent to $1.8 million compared to the first nine months of 2004, reflecting inflationary effects and increased costs associated with being a public company.

G&A of $13,000 was capitalized in the third quarter; for the 2005 year to date the total is $62,000.

Non-cash stock-based compensation costs of $610,000 were recorded in the third quarter and totalled $941,000 for the first nine months of 2005. Comparative 2004 costs were $61,000 and $102,000 respectively. These charges reflect the fair value of all stock options granted and vested in the periods.

### INTEREST AND FOREIGN EXCHANGE

Interest expense in 2005 was reduced significantly from 2004 as a result of equity financings completed in late 2004 and in September 2005. Interest expense in the third quarter was $36,000, compared to $250,000 for the third quarter of 2004. For the year to date, interest expense was $112,000, an 85 percent reduction from the $740,000 reported in the first nine months of 2004.

When translating and consolidating Petrolifera's foreign denominated financial results to July 27, 2005, the impact of fluctuations on the Argentinean peso relative to the Canadian dollar resulted in a foreign exchange loss of $11,000 in the third quarter and $31,000 gain in the 2005 year-to-date. The company's main exposure to foreign currency risk relates to the pricing of crude oil sales, which are denominated in US dollars.

### DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

DD&A expense is calculated using the unit-of-production method based on total estimated proved reserves. DD&A in the third quarter of 2005 was $1.6 million, a two percent increase from last year. For the year-to-date, DD&A was $4.0 million, a 30 percent decrease from the first nine months of 2004. This equates to $16.39 per boe of production compared to $18.51 per boe last year, an 11 percent reduction, reflecting an improved reserve : production ratio.

Capital costs of $10.0 million (2004 – $6.0 million) related to a major development project in a pre-production state for the Great Divide oil sands project have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $2.3 million (2004 – $2.9 million) were excluded from the depletion calculation, while future development costs of $2.0 million (2004 - $2.5 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is a charge of $109,000 (2004 - $151,000) in respect of the company's estimated asset retirement obligation. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $2.7 million to the estimated total undiscounted liability of $5.0 million over the remaining economic life of the company's oil and gas properties.

### CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2005 or 2004.

### DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of common shares, common share purchase warrants and rights. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent. The 21 percent reduction in Connacher's interest in Petrolifera resulted in a gain to the company of $3 million in the first quarter of 2005.

### LOSS APPLICABLE TO EQUITY INTEREST IN INVESTMENTS

The loss applicable to equity interests of $54,000 reported in the third quarter and for the year-to-date represents Connacher's equity interest share of Petrolifera's loss since commencing to account for Petrolifera on an equity basis.

### TAXES

The current income tax provision of $24,000 in the third quarter is in respect of Large Corporations Tax in Canada. The year-to-date income tax provision of $749,000 includes a future income tax provision of $767,000.

At September 30, 2005 the company had approximately $44 million of deductible tax pools and approximately $6 million of operating loss carry-forwards available for use in Canada to shelter future taxable income. These tax pools will be supplemented with ongoing capital expenditures.

### NET EARNINGS

**For the Three Months Ended September 30**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | **Total** | **Per boe** | **Total** | **Per boe** | **Total** | **Per boe** |
| Operating netback | $2,591,724 | $31.63 | $1,277,041 | $17.05 | 103 | 86 |
| General & administrative | (553,143) | (6.75) | (523,420) | (6.99) | 6 | (3) |
| Stock-based compensation | (610,248) | (7.44) | (61,000) | (0.81) | 900 | 819 |
| Interest | (36,320) | (0.44) | (250,192) | (3.34) | (85) | (87) |
| Foreign exchange gain (loss) | (11,338) | (0.14) | (9,799) | (0.13) | 16 | 8 |
| Depletion, depreciation and accretion | (1,613,004) | (19.69) | (1,576,168) | (21.03) | 2 | (6) |
| Loss applicable to equity interest | (53,997) | (0.66) | - | - | - | - |
| Non-controlling interest | (123,220) | (1.51) | - | - | - | - |
| Income tax recovery (provision) | (624,080) | (7.61) | 274,912 | 3.65 | - | - |
| Net earnings (loss) | $(1,033,626) | $(12.61) | $(868,626) | $(11.60) | (60) | (64) |

**For the Nine Months Ended September 30**

| | 2005 | | 2004 | | % change | |
|---|---|---|---|---|---|---|
| | Total | Per boe | Total | Per boe | Total | Per boe |
| Operating netback | $5,018,719 | $20.58 | $4,323,676 | $14.08 | 16 | 46 |
| General & administrative | (1,804,600) | (7.40) | (1,620,103) | (5.27) | 11 | 40 |
| Stock-based compensation | (941,260) | (3.86) | (102,000) | (0.32) | 823 | 1,106 |
| Interest | (112,326) | (0.48) | (740,211) | (2.41) | (85) | (81) |
| Foreign exchange gain (loss) | 30,521 | 0.12 | (8,242) | (0.03) | - | - |
| Depletion, depreciation and accretion | (3,999,053) | (16.39) | (5,683,759) | (18.51) | (30) | (11) |
| Dilution gain | 3,020,329 | 12.39 | - | - | - | - |
| Loss applicable to equity interest | (53,997) | (0.22) | - | - | - | - |
| Income tax recovery (provision) | (748,654) | (3.06) | 1,004,912 | 3.26 | - | - |
| Net earnings (loss) | $409,679 | $1.68 | $(2,825,727) | $(9.20) | - | - |

In the third quarter of 2005 the company reported a net loss of $1 million ($0.01 loss per basic and diluted share outstanding). This compares to a net loss of $869,000 or $0.02 loss per basic and diluted share outstanding for the same 2004 period.

For the year-to-date the company reported net earnings of $410,000 ($nil per basic and diluted share outstanding) compared to a loss of $2.8 million ($0.06 loss per basic and diluted share outstanding) for the first nine months of 2004.

SHARES OUTSTANDING

In the 2005 year-to-date, the weighted average number of shares outstanding was 96,018,112 (2004 - 46,837,685) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 101,072,543 (2004 - 49,234,480). The substantial increase in shares outstanding period over period reflects the November and December 2004 issuance from treasury of 41,706,663 common shares for gross cash proceeds of $21.3 million and the September 2005 issue of 40,541,000 common shares at $1.85 for gross cash proceeds of $75 million.

As at November 10, 2005, the company had the following securities issued and outstanding:

- 134,612,448 common shares;
- 1,693,820 share purchase warrants; and
- 7,766,600 share purchase options.

Details of the exercise provisions and terms of the warrants and options are noted in the consolidated financial statements, included in this quarterly report.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

Reconciliation of net earnings to cash flow from operations before working capital changes:

| | Three months ended September 30, 2005 | Nine months ended September 30, 2005 |
|---|---|---|
| **Net earnings (loss)** | $(1,033,626) | $409,679 |
| Add (deduct): | | |
| Stock-based compensation | 610,248 | 941,260 |
| Depletion, depreciation and accretion | 1,613,004 | 3,999,053 |
| Future income tax provision (recovery) | 600,000 | 766,828 |
| Foreign exchange (gain) loss | 11,338 | (30,521) |
| Loss applicable to equity interest | 53,997 | 53,997 |
| Non-controlling interest | 123,220 | - |
| Dilution gain | - | (3,020,329) |
| **Cash flow from operations before working capital changes** | $1,978,181 | $3,119,967 |

Cash flow in the third quarter of 2005 was $1,978,000 ($0.02 per basic and diluted share) compared to $478,000 ($0.01 per basic and diluted share) in the same 2004 period.

For the year-to-date cash flow was $3.1 million ($0.03 per basic and diluted share) compared to $1.9 million ($0.04 per basic and diluted share) in the first nine months of 2004.

Cash flow per boe was $24.13 in the third quarter of 2005 compared to $6.39 in the third quarter of 2004. This represents 49 percent of the average company selling price per boe compared to 20 percent in 2004.

Cash flow per boe for the first nine months of 2005 was $12.80 per boe compared to $6.31 per boe for the same period in 2004.

## CAPITAL EXPENDITURES

In the third quarter of 2005 the company drilled a total of 2.6 net wells at Battrum and Tompkins, Saskatchewan. Total capital expenditures in the third quarter were $2.9 million.

For the first nine months of 2005, capital expenditures totaled $14.6 million. A breakdown of these expenditures for the nine month period is as follows:

- $8.1 million, primarily in Canada for drilling 19 oil sands delineation core holes, 7.35 net conventional oil wells and for workovers of conventional wells at Battrum, Saskatchewan;
- $4.1 million for seismic and research studies;
- $1.6 million for property acquisitions; and
- $800,000 for other expenditures.

### Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in 68,480 acres of oil sands leases in northern Alberta. To date, the focus has been on a 2,000 acre tract ("Pod One") on which approximately $10 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir in Pod One, and to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d in 2006 using steam assisted gravity drainage ("SAGD") in Pod One. Capital development costs for Pod One are expected to approximate $200 million. Over 85 percent of these forecast expenditures are anticipated to be for surface facilities with the balance of the costs to drill the initial horizontal well pairs. In September 2005, gross proceeds of $75 million were raised by the issuance of 40.5 million common shares, as partial funding for the capital requirements to develop Pod One. Full development of Pod One will commence upon receiving regulatory approval. Management and the board of directors continue to assess the best means to finance the balance of this project while minimizing dilution to shareholders. Some of these alternatives include raising more equity, using debt and exchanging a portion of the company's interests in a joint venture arrangement for third party funding. The company plans to drill 50 additional delineation wells in the 2005 – 2006 winter drilling season to define further oil bearing reservoirs on some of the remaining 65,000 acres at Great Divide. Funding for this might involve "flow-through" share financing, if equity markets are suitable.

## FINANCING ACTIVITIES

In September 2005, the company issued 40,541,000 common shares at $1.85 per share for gross proceeds of $75 million to fund a portion of its Great Divide Oil Sands Project. Proceeds of the financing were utilized as follows:

| | As stated at the time of the financing | As actually applied |
|---|---|---|
| Gross proceeds | $75,000,850 | $75,000,850 |
| Underwriters commission and issue costs | 4,900,000 | 4,877,844 |
| Applied to reduce indebtedness | 2,300,000 | 2,300,000 |
| Available for Great Divide Oil Sands Project and general corporate purposes | $67,800,850 | $67,823,006 |

Other than additional financing of approximately $125 million required for the capital costs of the Great Divide Oil Sands Pod One Project and the delineation drilling program planned on some of the remaining oil sands acreage, management believes that available cash and banking lines of credit together with operating cash flow will provide sufficient funding for working capital purposes and for the company's planned capital program on conventional properties in the short term. In the longer term, it may be necessary to access additional capital in the equity and debt markets. Except for a commitment to incur $400,000 of capital expenditures on behalf of joint venturers in the Tompkins area, the company's capital program is entirely discretionary and may be expanded or curtailed based on drilling results. This is reinforced by the fact that Connacher operates most of its wells and holds an average 92 percent working interest.

The equity financing completed in late 2004 included the issuance of flow-through shares for proceeds of $7,024,000. Resource expenditures of $7,024,000 were renounced to investors effective December 2004. The company has until the end of 2005 to incur the costs. At November 10, 2005, the company had fulfilled approximately $6.5 million of this obligation. The remaining $500,000 obligation is expected to be satisfied upon the completion of management's planned capital program and is expected to be funded from currently available cash balances and operating cash flow.

## OUTLOOK

The company's business plan anticipates substantial growth. To accomplish this growth the company expects a measured but active capital program in Canada. Emphasis is expected to be placed on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the conventional production base which funds the company's overhead requirements and contributes to the capital program.

All estimates and statements which may have been issued are forward-looking statements. This involves inherent risks and uncertainties where actual results will differ and such differences could be material. There can be no assurance Connacher will achieve the drilling results and levels of production it might assume in developing its capital budget and financial plan. In addition, oil and gas prices are subject to fluctuation and there can be no assurance that the prices assumed for the company's plan, or any variation thereof, will be attained. Reference is made to the company's AIF for a description of the risks and uncertainties affecting the company and its business.

Development of the Great Divide Oil Sands Project is subject to receipt of regulatory approvals and there can be no assurance that these approvals will be granted on terms acceptable to the company or at all. The timing for start-up of production is dependent on, among other things, regulatory approvals, availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing will be required for the Great Divide Oil Sands Project.

# QUARTERLY RESULTS

| | 2003 | 2004 | | | | 2005 | | |
|---|---|---|---|---|---|---|---|---|
| **Three Months Ended** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** | **Dec 31** | **Mar 31** | **Jun 30** | **Sept 30** [4] |
| **Financial Highlights** ($000 except per share amounts) - Unaudited | | | | | | | | |
| Total revenue | 2,853 | 3,290 | 3,556 | 2,358 | 1,975 | 1,857 | 2,796 | 4,183 |
| Cash flow from operations before working capital changes [1] | 1,008 | 944 | 516 | 478 | 471 | 265 | 877 | 1,978 |
| Basic, per share [1] | 0.03 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 | 0.02 |
| Diluted, per share [1] | 0.02 | 0.02 | 0.01 | 0.01 | 0.01 | - | 0.01 | 0.02 |
| Net earnings (loss) | 1,030 | (689) | (1,268) | (869) | (150) | 1,673 | (230) | (1,034) |
| Basic, per share | 0.04 | (0.01) | (0.03) | (0.02) | - | 0.02 | - | (0.01) |
| Diluted, per share | 0.04 | (0.01) | (0.03) | (0.02). | - | 0.02 | - | (0.01) |
| Capital expenditures | 15,015 | 10,391 | 2,603 | 681 | 3,954 | 6,047 | 5,649 | 2,870 |
| Proceeds on disposal of PNG properties | - | - | 89 | 17,564 | (49) | - | - | - |
| Bank debt | 12,100 | 20,600 | 23,655 | 7,563 | - | - | 250 | - |
| Working capital surplus (deficiency) | (8,994) | (9,850) | (8,357) | (6,644) | 3,549 | 5,588 | 854 | 67,440 |
| Cash on hand (net debt) | (21,094) | (30,450) | (32,012) | (14,207) | 3,914 | 8,286 | 2,629 | 67,708 |
| Shareholders' equity | 24,182 | 21,655 | 20,933 | 20,217 | 40,502 | 41,206 | 41,217 | 113,208 |
| **Operating Highlights** | | | | | | | | |
| Production / sales volumes | | | | | | | | |
| Natural gas - mcf/d | 1,496 | 2,268 | 1,860 | 1,068 | 1,290 | 1,328 | 1,416 | 497 |
| Crude oil - bbl/d | 978 | 859 | 1,004 | 636 | 646 | 629 | 702 | 808 |
| Equivalent - boe/d [2] | 1,228 | 1,237 | 1,314 | 814 | 861 | 850 | 938 | 891 |
| Pricing | | | | | | | | |
| Crude oil - $/bbl | 26.96 | 30.41 | 29.46 | 36.58 | 30.68 | 30.02 | 41.23 | 53.40 |
| Natural gas - $/mcf | 3.02 | 4.42 | 5.11 | 2.21 | 1.29 | 1.18 | 0.99 | 1.88 |
| **Selected Highlights - $/boe** [2] | | | | | | | | |
| Weighted average sales price | 25.17 | 29.22 | 29.74 | 31.48 | 24.93 | 24.04 | 32.35 | 49.48 |
| Other income | 0.10 | - | - | 0.33 | 0.15 | 0.24 | 0.41 | 1.57 |
| Royalties | 4.23 | 5.37 | 5.95 | 6.06 | 4.64 | 4.82 | 8.06 | 11.73 |
| Operating and transportation costs | 10.29 | 10.09 | 11.26 | 8.70 | 7.98 | 7.01 | 7.42 | 7.69 |
| Operating netback [3] | 10.75 | 13.76 | 12.53 | 17.05 | 12.47 | 12.45 | 17.28 | 31.63 |
| ***Common Share Information*** | | | | | | | | |
| Shares outstanding at end of period (000's) | 45,903 | 46,153 | 47,368 | 47,668 | 89,627 | 92,753 | 93,013 | 134,236 |
| Weighted average shares outstanding for the period | | | | | | | | |
| Basic (000's) | 39,022 | 46,067 | 47,042 | 47,400 | 50,908 | 91,189 | 92,875 | 103,851 |
| Diluted (000's) | 42,138 | 50,119 | 48,496 | 47,504 | 53,329 | 94,197 | 95,555 | 106,397 |
| Volume traded during quarter (000's) | 15,045 | 20,706 | 30,108 | 8,880 | 25,256 | 40,486 | 16,821 | 180,848 |
| **Common share price ($)** | | | | | | | | |
| High | 1.60 | 1.75 | 1.08 | 0.44 | 0.80 | 1.22 | 1.05 | 2.69 |
| Low | 0.74 | 0.73 | 0.30 | 0.28 | 0.29 | 0.49 | 0.68 | 0.76 |
| Close (end of period) | 1.60 | 0.78 | 0.40 | 0.32 | 0.55 | 0.93 | 0.82 | 2.54 |

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before *changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with* net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) *For detailed netbacks by product type, see "Operating Expenses and Operating Netbacks" in this MD&A.*

(4) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

# Consolidated Balance Sheets
CONNACHER OIL AND GAS LIMITED
(unaudited)

| | September 30 2005 | December 31 2004 |
|---|---|---|
| | | |
| | $ | $ |
| **ASSETS** | | |
| CURRENT | | |
| Cash and cash equivalents | 67,708,007 | 3,914,181 |
| Accounts receivable | 1,905,865 | 1,773,005 |
| Prepaid expenses | 381,722 | 309,062 |
| | 69,995,594 | 5,996,248 |
| | | |
| Future income tax asset | 1,513,000 | 3,678,270 |
| Investment in Petrolifera (Note 1) | 4,071,656 | - |
| Property and equipment | 43,207,723 | 36,542,595 |
| | 118,787,973 | 46,217,113 |
| | | |
| **LIABILITIES** | | |
| CURRENT | | |
| Accounts payable | 2,555,391 | 2,446,947 |
| | | |
| Asset retirement obligations (Note 3) | 2,728,851 | 2,905,477 |
| Deferred credits | 295,767 | 353,771 |
| Non-controlling interests (Note 1) | | 8,930 |
| | 5,580,009 | 5,715,125 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital and contributed surplus (Note 5) | 111,587,116 | 39,290,819 |
| Retained earnings | 1,620,848 | 1,211,169 |
| | 113,207,964 | 40,501,988 |
| | 118,787,973 | 46,217,113 |

# Consolidated Statements of Operations and Retained Earnings

CONNACHER OIL AND GAS LIMITED
(unaudited)

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **REVENUE** | | | | |
| Petroleum and natural gas sales | 4,054,895 | 2,357,994 | 8,655,381 | 9,204,034 |
| Other income | 127,885 | 24,523 | 180,877 | 24,523 |
| | 4,182,780 | 2,382,517 | 8,836,258 | 9,228,557 |
| Royalties | 961,066 | 454,154 | 2,018,660 | 1,771,280 |
| | 3,221,714 | 1,928,363 | 6,817,598 | 7,457,277 |
| **EXPENSES** | | | | |
| Operating | 618,788 | 614,229 | 1,778,151 | 3,011,916 |
| Transportation | 11,202 | 37,093 | 20,728 | 121,685 |
| General and administrative | 553,143 | 523,420 | 1,804,600 | 1,620,103 |
| Stock-based compensation | 610,248 | 61,000 | 941,260 | 102,000 |
| Interest | 36,320 | 250,192 | 112,326 | 740,211 |
| Foreign exchange loss (gain) | 11,338 | 9,799 | (30,521) | 8,242 |
| Depletion, depreciation and accretion | 1,613,004 | 1,576,168 | 3,999,053 | 5,683,759 |
| Dilution gain (Note 2) | - | - | (3,020,329) | - |
| Loss from equity investment (Note 1) | 53,997 | - | 53,997 | - |
| | 3,508,040 | 3,071,901 | 5,659,265 | 11,287,916 |
| Earnings (loss) before taxes and non-controlling interest | (286,326) | (1,143,538) | 1,158,333 | (3,830,639) |
| | | | | |
| Current income tax provision (recovery) | 24,080 | 25,088 | (18,174) | 25,088 |
| Future income tax provision (recovery) | 600,000 | (300,000) | 766,828 | (1,030,000) |
| | 624,080 | (274,912) | 748,654 | (1,004,912) |
| | | | | |
| Earnings (loss) before non-controlling interest | (910,406) | (868,626) | 409,679 | (2,825,727) |
| | | | | |
| Non-controlling interest (Note 1) | (123,220) | - | - | - |
| | | | | |
| **NET EARNINGS (LOSS)** | (1,033,626) | (868,626) | 409,679 | (2,825,727) |
| | | | | |
| **RETAINED EARNINGS, BEGINNING OF PERIOD** | 2,654,474 | 2,230,479 | 1,211,169 | 4,691,036 |
| Change in accounting policies | | | - | (503,456) |
| **RETAINED EARNINGS, END OF PERIOD** | 1,620,848 | 1,361,853 | 1,620,848 | 1,361,853 |
| | | | | |
| **EARNINGS (LOSS) PER SHARE** | | | | |
| Basic and diluted | (0.01) | (0.02) | - | (0.06) |
| | | | | |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | | | | |
| Basic | 103,850,908 | 47,400,289 | 96,018,112 | 46,837,685 |
| Diluted | 106,396,524 | 47,503,940 | 101,072,543 | 49,234,480 |

# Consolidated Statements of Cash Flows

CONNACHER OIL AND GAS LIMITED

(unaudited)

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Cash provided by (used in) the following activities:** | $ | $ | $ | $ |
| **OPERATING** | | | | |
| Net earnings (loss) | (1,033,626) | (868,626) | 409,679 | (2,825,727) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | 1,613,004 | 1,576,168 | 3,999,053 | 5,683,759 |
| Stock-based compensation | 610,248 | 61,000 | 941,260 | 102,000 |
| Future income tax provision (recovery) | 600,000 | (300,000) | 766,828 | (1,030,000) |
| Foreign exchange loss (gain) | 11,338 | 9,799 | (30,521) | 8,242 |
| Dilution gain | | - | (3,020,329) | - |
| Loss from equity investment | 53,997 | - | 53,997 | - |
| Non-controlling interest | 123,220 | - | - | - |
| Cash flow from operations before working capital changes | 1,978,181 | 478,341 | 3,119,967 | 1,938,274 |
| Changes in non-cash working capital | 3,182,314 | (841,024) | 3,074,620 | (4,132,157) |
| | 5,160,495 | (362,683) | 6,194,587 | (2,193,883) |
| **FINANCING** | | | | |
| Issue of common shares, net of share issue costs | 70,506,144 | 77,263 | 72,137,999 | 714,703 |
| Issue of shares by Petrolifera, net of share issue costs | - | - | 6,227,717 | - |
| Decrease in bank loans | (250,000) | (16,091,751) | - | (4,537,216) |
| | 70,256,144 | (16,014,488) | 78,365,716 | (3,822,513) |
| **INVESTING** | | | | |
| Capital expenditures | (2,870,062) | (681,229) | (14,566,685) | (13,763,906) |
| Proceeds on disposal of oil and gas properties | - | 17,564,000 | - | 17,653,000 |
| Changes in non-cash working capital | (1,489,710) | (505,600) | 27,925 | 1,500,000 |
| | (4,359,772) | 16,377,171 | (14,538,760) | 5,389,094 |
| | | | | |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 71,056,867 | - | 70,021,543 | (627,302) |
| | | | | |
| Impact on cash resulting from de-consolidation of Petrolifera (Note 1) | (6,227,717) | - | (6,227,717) | - |
| | | | | |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 2,878,857 | - | 3,914,181 | 627,302 |
| | | | | |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | 67,708,007 | - | 67,708,007 | - |
| | | | | |
| SUPPLEMENTARY INFORMATION – CASH PAYMENTS | | | | |
| Interest | 16,984 | 250,192 | 49,594 | 740,211 |
| Income taxes | 250 | 800 | 20,980 | 4,311 |

Period ended September 30, 2005 and 2004 (unaudited)

## 1. FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively, "Connacher" or the "company"), and are presented in accordance with Canadian generally accepted accounting principles. The company is in the business of exploring, producing and marketing crude oil and natural gas in Canada. In the third quarter of 2005 the company discontinued consolidating the financial results of Petrolifera Petroleum Limited ("Petrolifera"), as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

The impact of no longer consolidating Petrolifera had the following effect on Connacher's September 30, 2005 balance sheet:

| | Increase (Decrease) |
|---|---|
| Current assets | $(3,418,732) |
| Future income tax asset | (985,000) |
| Property and equipment | (4,110,144) |
| Current liabilities | 381,694 |
| Asset retirement obligations | 442,172 |
| Non-controlling interests | 3,564,357 |
| Initial investment in Petrolifera | 4,125,653 |
| Equity interest in Petrolifera's loss from July 27 to September 30, 2005 | 53,997 |
| Investment in Petrolifera at September 30, 2005 | $4,071,656 |

The company records its investment in Petrolifera on an equity basis. Any permanent decline in value would be charged to earnings.

Except for the changes noted herein, the interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2004.

## 2. DILUTION GAIN

In March 2005 Petrolifera completed a $7 million private placement financing consisting of seven million common shares, 3.5 million common share purchase warrants and seven million rights. As Connacher did not participate in the financing, its equity interest in Petrolifera was reduced to 40 percent from 61 percent. The 21 percent reduction in Connacher's equity interest in Petrolifera resulted in a dilution gain of $3,020,329 in the first quarter of 2005.

## 3. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

| | Nine Months Ended September 30, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Asset retirement obligation, beginning of period | $2,905,477 | $ 4,784,000 |
| Liabilities incurred | 109,811 | 663,406 |
| Liabilities settled | | (206,773) |
| Liabilities disposed | (422,172) | (2,466,660) |
| Change in estimated future cash flows | 42,910 | (46,496) |
| Accretion expense | 92,825 | 178,000 |
| Asset retirement obligation, end of period | $2,728,851 | $ 2,905,477 |

At September 30, 2005 the estimated total undiscounted amount required to settle the asset retirement obligation was $5 million. This obligation is expected to be settled over the useful lives of the underlying assets. This amount has been discounted using a credit-adjusted risk-free interest rate of six percent. The amount shown as liabilities disposed of $422,172 for the nine months ended September 30, 2005 relates to the asset retirement obligations of Petrolifera which was transferred to the investment account. (See Note 1.)

## 4. BANK LOAN

As at September 30, 2005, the Company had available a $8.35 million Revolving Reducing Demand Loan ("LOC") with monthly reductions of $325,000. The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. At September 30, 2005, the Company had not drawn any amounts on this facility.

Additionally, the Company had a $3 million Non-Revolving Acquisition/Development Demand Loan Facility ("AD Facility"). At September 30, 2005, the Company had not drawn any amount on this facility. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility.

Subsequent to September 30, 2005 the monthly reductions on the LOC were eliminated; no other terms changed.

Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

## 5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

**Authorized**

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

**Issued**

Only common shares have been issued by the Company.

| | Number of shares | Amount $ |
|---|---|---|
| Share Capital: | | |
| Balance, December 31, 2004 | 89,626,743 | 38,755,561 |
| Issued to the public | 40,541,000 | 75,000,850 |
| Issued upon exercise of options | 564,500 | 323,396 |
| Issued upon exercise of warrants | 3,504,005 | 1,816,645 |
| Share issue costs | | (4,923,518) |
| Tax effect of share issue costs | | 1,926,000 |
| Tax effect of flow-through expenditures renounced | | (2,697,500) |
| Balance, Share Capital, September 30, 2005 | 134,236,248 | 110,201,434 |
| | | |
| Contributed Surplus: | | |
| Balance, December 31, 2004 | | 535,258 |
| Fair value of share options granted | | 927,607 |
| Assigned value of options exercised | | (77,183) |
| Balance, Contributed Surplus, September 30, 2005 | | 1,385,682 |
| | | |
| Total Share Capital and Contributed Surplus: | | |
| December 31, 2004 | | 39,290,819 |
| September 30, 2005 | | 111,587,116 |

**(a) Stock Options**

A summary of the Company's outstanding stock option grants, as at September 30, 2005 and 2004 and changes during those periods is presented below:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| | | $ | | $ |
| Outstanding, beginning of period | 3,988,600 | 0.53 | 2,830,000 | 0.45 |
| Granted | 3,501,000 | 1.31 | 1,424,000 | 0.53 |
| Expired | (70,000) | 0.55 | (370,000) | (0.74) |
| Exercised | (564,500) | 0.57 | (575,000) | (0.25) |
| Outstanding, end of period | 6,855,100 | 0.93 | 3,309,000 | 0.49 |

All stock options have been granted for a period of five years. The stock options granted in 2005 vest one-third upon grant, one-third one year after grant and one-third two years after grant.

| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $0.20 - $0.30 | 350,000 | 1.0 |
| $0.31 - $0.70 | 2,377,600 | 2.2 |
| $0.71 - $1.00 | 1,886,500 | 3.1 |
| $1.01 - $1.61 | 2,241,000 | 3.6 |
| | 6,855,100 | |

In 2005 a compensatory non-cash expense of $941,260 (2004 - $102,000) was recorded in general and administrative expenses, reflecting the fair value of stock options granted and vested during the period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

| | 2005 | 2004 |
|---|---|---|
| Risk free interest rate | 3.0% | 3.0% |
| Expected option life (years) | 3 | 3 |
| Expected volatility | 53% | 53% |

The weighted average fair value at the date of grant of all options granted in the first nine months of 2005 was $0.47 per option (2004 - $0.21).

**(b) Share purchase warrants**

A summary of the Company's outstanding share purchase warrants, as at September 30, 2005 and changes during the period is presented below:

| | 2005 |
|---|---|
| Outstanding, beginning of period | 5,300,525 |
| Exercised | (3,504,005) |
| Expired | (15,000) |
| Outstanding, end of period | 1,781,520 |

As at September 30, 2005 the 1,781,250 warrants outstanding were exercisable to purchase common shares from treasury as follows:

(i) 1,769,120 common shares at $0.59 per share until their expiry on June 7, 2006;
(ii) 2,400 common shares at $0.61 per share until their expiry on June 7, 2006; and
(iii) 10,000 common shares at $0.52 per share until their expiry on December 1, 2006;

**(c) Flow-through shares**

In 2005 the Company renounced $7,023,998 of resource expenditures to flow-through share investors effective December 31, 2004. The tax effect of those expenditures have been recorded in the first quarter of 2005. The Company has until December 31, 2005 to *incur those expenditures. As at September 30, 2005, $6.5 million of those expenditures have been incurred.*

**(d) Per share calculations**

*For purposes of the diluted per share calculations, all outstanding share options and warrants have been included.*

6. SEGMENTED INFORMATION

The company has operations in Canada and in Argentina, through its ownership interest in Petrolifera[1]. All operating activities are related to exploration, development and production of petroleum and natural gas as follows, including non-controlling interests:

| | Canada | Argentina [1] | Total |
|---|---|---|---|
| | $ | $ | $ |
| Three months ended September 30, 2005 | | | |
| Total revenue | 4,017,155 | 165,625 | 4,182,780 |
| Net earnings (loss) | (1,017,774) | (15,855) | (1,033,626) |
| Property and equipment, net | 43,207,723 | - | 43,207,723 |
| Capital expenditures | 2,643,378 | 226,684 | 2,870,062 |
| Total assets | 118,787,973 | - | 118,787,973 |
| Nine months ended September 30, 2005 | | | |
| Total revenue | 7,826,025 | 1,010,233 | 8,836,258 |
| Net earnings (loss) | 513,096 | (103,416) | 409,679 |
| Property and equipment | 43,207,723 | - | 43,207,723 |
| Capital expenditures | 12,799,560 | 1,767,125 | 14,566,685 |
| Total assets | 118,787,973 | - | 118,787,973 |
| **Three months ended September 30, 2004** | | | |
| Total revenue | 2,135,034 | 247,483 | 2,382,517 |
| Net earnings (loss) | (913,956) | 45,330 | (868,626) |
| Property and equipment | 33,048,274 | 598,302 | 33,646,576 |
| Capital expenditures | 656,229 | 23,000 | 681,229 |
| Proceeds of disposition | 17,564,000 | - | 17,564,000 |
| Total assets | 38,680,542 | 820,388 | 39,500,930 |
| **Nine months ended September 30, 2004** | | | |
| Total revenue | 8,550,824 | 677,733 | 9,228,557 |
| Net earnings (loss) | 693,062 | 129,575 | 822,637 |
| Property and equipment | 43,207,723 | 598,302 | 43,806,025 |
| Capital expenditures | 13,647,906 | 116,000 | 13,763,906 |
| Proceeds of disposition | 17,653,000 | - | 17,653,000 |
| Total assets | 38,680,542 | 820,388 | 39,500,930 |

(1) Consolidation of Petrolifera accounts discontinued during the third quarter of 2005.

7. SUBSEQUENT EVENTS

In November 2005, Petrolifera completed a public equity financing. Connacher participated in the offering, investing $6 million. Connacher remains Petrolifera's largest shareholder with a 35 percent interest (26 percent fully-diluted). In November 2005, Petrolifera also repaid the remaining principal balance of $750,000 together with interest owing on the Promissory Note to Connacher.

# Corporate Information

## Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and Chief Operating Officer

Richard R. Kines
Vice President, Finance and Chief Financial Officer

Timothy J. O'Rourke
Vice President, Oil Sands Operations

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

## Auditors
Deloitte & Touche LLP, Calgary

## Bankers
National Bank of Canada, Calgary

## Solicitors
Macleod Dixon LLP, Calgary

## Reservoir engineers
DeGolyer and MacNaughton Canada Limited, Calgary
GLJ Petroleum Consultants, Calgary

## Registrar and transfer agent
Valiant Trust Company, Calgary
BNY Trust Company of Canada, Toronto

## Subsidiaries and related companies
COGL Resources Ltd. - (100%)
Great Divide Oil Company - (100%)
Petrolifera Petroleum Limited - (40%)

## Stock exchange listing
Toronto Stock Exchange
Trading symbol - CLL

## Head office
Suite 2600
530 - 8th Avenue SW
Calgary, Alberta
Canada T2P 3S8

tel 403.538.6201 / fax 403.538.6225

www.connacheroil.com
inquiries@connacheroil.com

## Board of directors

Richard A. Gusella
President and Chief Executive Officer

Charles W. Berard (1, 2, 3)
Chairman, Governance Committee

Colin M. Evans (1, 2, 3)
Chairman, Audit Committee

Stewart D. McGregor (1, 2,3)
Lead Director

(1) Audit Committee
(2) Governance Committee
(3) Human Resources Committee

## Abbreviations

| | |
|---|---|
| ARTC | Alberta Royalty Tax Credit |
| bbls | barrels |
| bbl/d | barrels per day |
| bcf | billion cubic feet |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| DCF | discounted cash flow |
| EUB | Energy Utilities Board |
| GJ | gigajoule |
| mbbls | thousand barrels |
| mboe | thousand barrels of oil equivalent |
| mcf | thousand cubic feet |
| mcf/d | thousand cubic feet per day |
| mmbbls | million barrels |
| mmboe | million barrels of oil equivalent |
| mmcf | million cubic feet |
| mmcf/d | million cubic feet per day |
| NGLs | natural gas liquids |
| PNG | petroleum & natural gas |
| PV | present value |
| WI | working interest |
| WTI | West Texas Intermediate |

**FORM 52-109FT2**

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, **Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Connacher Oil and Gas Limited**, (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2005

*"Richard A. Gusella"*

Richard A. Gusella
President & Chief Executive Officer

## FORM 52-109FT2

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Richard R. Kines, Vice President, Finance and Chief Financial Officer of Connacher Oil and Gas Limited,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Connacher Oil and Gas Limited**, (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Dated: November 10, 2005

*"Richard R. Kines"*

Richard R. Kines
Chief Financial Officer

# Form 51-102F3
*Material Change Report*

## Item 1 Name and Address of Company

Connacher Oil and Gas Limited ("Connacher" or the "Corporation")
Suite 2600, Watermark Tower
530 - 8th Avenue SW
Calgary, Alberta T2P 3S8

## Item 2 Date of Material Change

August 2, 2005

## Item 3 News Release

The news release was issued at Calgary, Alberta on August 2, 2005.

## Item 4 Summary of Material Change

Connacher announced the results of an independent reserve and resources study prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ") in respect of its 100 percent-owned Great Divide oil sands property. The study was conducted in accordance with the Canadian Oil and Gas Evaluation Handbook and with National Instrument 51-101 ("NI 51-101") and updates the reserves data contained in Connacher's Revised Initial Annual Information Form dated March 24, 2005. The reserves previously assigned to the Corporation's Great Divide oil sands property were elevated to the probable reserves classification and additional resources have been assigned.

## Item 5 Full Description of Material Change

Connacher announced the results of a reserve and resources study of its 100 percent-owned Great Divide oil sands property, which is comprised of 101 sections of oil sands leases situated approximately 80 kilometres southwest of Fort McMurray, Alberta. Over 538 million barrels of original oil-in-place are estimated for Connacher's acreage, with reserves and low certainty contingent and prospective resources of 310.9 million barrels of bitumen. Pod One was assigned 69.6 million barrels of probable reserves with the eight percent pre-tax present value of future cash flow, calculated after royalties, operating costs and capital, estimated at $290.5 million ($3.11 per basic common share outstanding).

The study was conducted at Connacher's request by GLJ, independent petroleum engineers of Calgary, Alberta. The results are contained in a report dated July 29, 2005 with an effective date of September 1, 2005, and contemplate Connacher proceeding with the filing of an application to develop Pod One at Great Divide with the relevant Alberta regulators, as expected, within the next several days. The study was conducted in accordance with the Canadian Oil and Gas Evaluation Handbook and with NI 51-101.

The report utilizes GLJ's July 2005 full-year escalated pricing for the quality of crude oil to be produced at Great Divide, as follows:

| YEAR | PRICE ($/bbl) |
|---|---|
| 2007 | 30.37 |
| 2008 | 30.37 |
| 2009 | 30.62 |
| 2010 | 28.37 |
| 2011 | 26.62 |
| 2012 | 26.62 |
| 2013 | 27.25 |
| 2014 | 27.87 |
| 2015 | 28.50 |
| 2016 | 29.25 |
| | + 2% thereafter |

Reserves were only assigned to Pod One, in the proved and probable ("2P") and proved, probable and possible ("3P") categories, although no proved reserves were assigned pending start-up of production, forecast by GLJ to occur in 2007. Economic forecasts were generated for 2P and 3P reserves. The study assumed 45 SAGD well pairs for the 2P case and 74 wells for the 3P case, with cumulative steam-oil ratios ("SOR") of 2.6 in both cases, but declining to 2.3 during peak production periods.

A summary of the 2P and 3P reserves assigned for Pod One is as follows:

| | PROVED PLUS PROBABLE UNDEVELOPED (2P) (mmstb) | PROVED PLUS PROBABLE PLUS POSSIBLE UNDEVELOPED (3P) (mmstb) |
|---|---|---|
| Original Oil-in-Place | 128.9 | 178.6 |
| Reserves | 69.6 | 108.3 |

Connacher's 2P reserves at Pod One were forecast to generate $2.1 billion of future working interest revenue ($1.9 billion after royalties). The future undiscounted cash flow after deducting $735 million of forecast operating expenses, $4.7 million of abandonment and restoration charges and $310 million of net capital over the 25.3 year life of the project (11.9 years half-life) was estimated to be $821.4 million with an eight percent pre-tax present value of $290.5 million ($3.11 per basic common share) and a ten percent pre-tax present value of $226.3 million ($2.42 per basic common share). Connacher presently has 93.4 million common shares outstanding (102.3 million fully-diluted).

Connacher's 3P reserves at Pod One were forecast by GLJ to generate $3.7 billion of future working interest revenue ($3.2 billion after royalties). After deducting future estimated operating costs of $1.3 billion, abandonment and restoration costs of 7.1 million and the estimated net capital investment over the 36.3 year forecast life of the project (17.2 years half-life) of $468 million, the project is forecast to generate future undiscounted cash flow of $1.49 billion with an eight percent pre-tax present value of $384.4 million ($4.12 per common share) and a ten percent pre-tax present value of $287.4 million ($3.08 per common share).

The cutoffs used by GLJ for probable reserves were 15 metres of net pay for 2P reserves and 10 metres of net pay for 3P reserves.

The report also provided calculations of "Best Estimate Resources (>15 m Pay)" which included probable reserves at Pod One and "Low Certainty Resources (>10m Pay)" which included probable and possible reserves at Pod One, as well as recognizing the presence of four other pods on Connacher's lands. These additional four pods have insufficient drilling density, seismic mapping or project definition to be categorized as reserves at this time. Additional drilling and seismic activity could result in upgrading these to reserve status over time. In the interim, resources were assigned based on best estimate geological mapping of these additional pods and the application of best estimate and low certainty recovery factors, as follows:

**BEST ESTIMATE RESOURCES (>15m PAY)**

| | **ORIGINAL OIL-IN-PLACE (mmstb)** | **ORIGINAL RESOURCES (mmstb)** |
|---|---|---|
| POD 1 | 128.9 | 69.6 (2P reserves) |
| POD 2, POD 2 South | 53.8 | 21.8 |
| POD 3, POD 4 | 79.5 | 36.1 |
| **TOTAL** | **262.4** | **127.5** |

**LOW CERTAINTY RESOURCES (>10m PAY)**

| | **ORIGINAL OIL-IN-PLACE (mmstb)** | **ORIGINAL RESOURCES (mmstb)** |
|---|---|---|
| POD 1 | 178.6 | 108.3 (3P reserves) |
| POD 2, POD 2 South | 82.3 | 45.0 |
| POD 3, POD 4 | 116.8 | 66.0 |
| **TOTAL** | **377.7** | **219.3** |

The GLJ report also concluded that along the channel trend, there was "a likelihood that additional pods will be discovered with additional drilling." Two additional undiscovered pods were assigned 160.6 million barrels of oil-in-place and low certainty prospective resources of 91.6 million barrels.

In total, then, GLJ estimated 538 million barrels oil-in-place for Connacher's existing land base. Total reserves and low certainty contingent and prospective resources are estimated at 310.9 million barrels of bitumen. All reserves and resource estimates were done on a volumetric basis.

*This report contains forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production; costs and expenses and health safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with the Great Divide project. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements.*

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

**Item 7 Omitted Information**

N/A

**Item 8 Executive Officer**

Contact particulars for the executive officer of Connacher who is knowledgeable about the material change and the Report are:

Richard A. Gusella
President and Chief Executive Officer
(403) 538-6202

**Item 9 Date of Report**

August 10, 2005

**CONNACHER OIL AND GAS LIMITED**

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**

1. **Name and Address of Company:**

Connacher Oil and Gas Limited ("Connacher" or the "Corporation").
2600, 530 - 8 Avenue SW
Calgary, AB T2P 3S8
Canada

2. **Date of Material Change:**

September 7, 2005.

3. **News Release:**

A press release disclosing the material change was issued at Calgary, Alberta on September 7, 2005.

4. **Summary of Material Change:**

On September 7, 2005, Connacher completed its previously announced bought deal financing (the "Financing") of 27,027,400 common shares at a price of $1.85 per share for gross proceeds of $50,000,690 on a bought-deal basis. An additional 13,513,600 common shares were issued to the underwriters at $1.85 per share upon exercise of their option, for total gross proceeds of $75,000,850.

5. **Full Description of Material Change:**

On September 7, 2005, Connacher completed the Financing, issuing a total of 40,541,000 common shares at $1.85 per share for gross proceeds of $75,000,850 and net proceeds of $70,450,764 after deducting the underwriters fees of $4,500,051. Connacher has 133,894,038 common shares outstanding following completion of the financing.

The Financing was completed through an underwriting syndicate led by GMP Securities Ltd. and also included TD Securities Inc., Jennings Capital Inc., Octagon Capital Corporation and Salman Partners Inc.

Connacher plans to use the proceeds to fund development of its Great Divide SAGD oil sands project and for general corporate purposes.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

**8. Executive Officer:**

For further information, please contact Richard A. Gusella, President and Chief Executive Officer at (403) 538-6201.

**9. Date of Report:**

September 7, 2005.

# CONNACHER OIL AND GAS LIMITED

# FORM 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Connacher Oil and Gas Limited
Suite 2600, Watermark Tower,
530 - 8 Avenue SW
Calgary, Alberta T2P 3S8

2. **Date of Material Change:**

December 12, 2005

3. **News Release**

A press release disclosing the material change was issued through Canada Newswire prior to markets opening on December 12, 2005.

4. **Summary of Material Change:**

On December 12, 2005, Connacher Oil and Gas Limited ("**Connacher**") and Luke Energy Ltd. ("**Luke**") entered into a binding letter agreement (the "**Offer**") pursuant to which Connacher agreed to acquire the outstanding common shares ("**Luke Shares**") of Luke by way of a business combination under a proposed Plan of Arrangement (the "**Transaction**").

5. **Full Description of Material Change**

*The Transaction and the Offer*

Connacher and Luke have entered into the Offer with respect to the Transaction to combine Connacher and Luke. Pursuant to the Transaction, holders ("**Luke Shareholders**") of Luke Shares will receive, for each Luke Share, $2.31 in cash and 0.75 of a common share ("**Connacher Share**") of Connacher.

*Approvals*

It is anticipated that the Transaction will require the approval of at least two-thirds of the votes cast by Luke Shareholders, voting at the meeting of Luke. An information circular detailing the Transaction is anticipated to be mailed to Luke Shareholders in February 2006.

In addition to approval by Luke Shareholders, the completion of the Transaction will also require the satisfaction of several conditions including execution of definitive documentation regarding the Transaction, financing of the Offer, execution of voting support agreements from all of the Luke directors and senior officers (holding approximately 18 percent of the issued and outstanding Luke Shares on a diluted basis), receipt of: regulatory and court approvals and certain other conditions customary for a transaction of this nature. Furthermore, Luke has undertaken to use its reasonable commercial efforts to secure support from additional Luke Shareholders for the Transaction. Closing of the Transaction is expected to occur prior to March 31, 2006.

*Board Authorizations*

The board of directors of Luke (the "**Luke Board**") has unanimously endorsed the Transaction and approved the Offer, has unanimously determined that the Transaction is in the best interests of Luke and the Luke Shareholders, and has, based on the verbal opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Luke Shareholders and has resolved unanimously to recommend approval of the Transaction by Luke Shareholders.

The board of directors of Connacher (the "**Connacher Board**") has unanimously endorsed the Transaction and approved the Offer.

*Financial Advisors*

GMP Securities L.P. is acting as financial advisor to Luke with respect to the Transaction and has advised the Luke Board that, subject to review of definitive legal agreements, it is of the opinion, as of the date the Transaction was announced, that the consideration to be provided to the Luke Shareholders is fair, from a financial point of view, to Luke Shareholders.

*Non-Solicitation Provisions*

Pursuant to the Offer, Luke agreed to:

(a) immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Offer with respect to any "Acquisition Proposal" (which is defined in the Offer to mean any inquiry or the making of any proposal to Luke or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Luke or its shareholders of any securities of Luke; (ii) any acquisition of a substantial amount of assets of Luke; (iii) an amalgamation, arrangement, merger, or consolidation involving Luke; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Luke or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Offer or the Transaction or which would or could reasonably be expected to materially reduce the benefits to Connacher under the Offer or the Transaction) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Luke relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured.

(b) not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

   (i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

   (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or

otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" there under; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Offer, Luke and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Offer, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality agreement dated November 10, 2005 (the "**Confidentiality Agreement**") entered into between Connacher and Luke (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Connacher as set out below), may furnish to such third party information concerning Luke and its business, properties and assets, in each case if, and only to the extent that:

(1) the third party has first made a written bona fide Acquisition Proposal which the Luke Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Luke Shareholders than the transaction contemplated by the Offer; and (3) after receiving the advice of outside counsel as reflected in minutes of the Luke Board, that the taking of such action is necessary for the Luke Board in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(2) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Luke provides prompt notice to Connacher to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Connacher, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Luke shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy

of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Connacher, copies of all information provided to such party and all other information reasonably requested by Connacher), within 24 hours of the receipt thereof, shall keep Connacher informed of the status and details of any such inquiry, offer or proposal and answer Connacher's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Luke Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Offer as contemplated therein and after receiving the advice of outside counsel as reflected in minutes of the Luke Board, that the taking of such action is necessary for the Luke Board in discharge of its fiduciary duties under applicable laws and Luke complies with its obligations set forth in the Offer and terminates the Offer in accordance with the terms thereof and concurrently therewith pays the Connacher Termination Fee (as defined below) to Connacher.

(c) upon receipt of a Superior Proposal, give Connacher, orally and in writing, at least 72 hours advance notice of any decision by the Luke Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Luke Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Luke agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and to not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period Luke agreed to and to cause its financial and legal advisors to, negotiate in good faith with Connacher and its financial and legal advisors, to make such adjustments in the terms and conditions of the Offer and the Transaction as would enable Luke to proceed with the Transaction as amended rather than the Superior Proposal. In the event Connacher proposes to amend the Offer and the Transaction to provide that the Luke Shareholders shall receive a value per Luke Share equal to or having a value greater than the value per Luke Share provided in the Superior Proposal and so advises the Luke Board prior to the expiry of such 72 hour period, Luke agreed that the Luke Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

*Termination Fees*

Connacher Termination Fee

Pursuant to the Offer, provided that there is no breach of a representation or warranty by Connacher or non-performance by Connacher of any covenant by the date specified in the Offer (excluding the breach of a covenant where Connacher is precluded from satisfying its obligation through action or omission of Luke), if at any time after the execution of the Offer and prior to its termination:

(a) the Luke Board has withdrawn or changed any of its recommendations or determinations regarding the Offer in a manner adverse to Connacher or shall have resolved to do so prior to the effective date of the Transaction;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Luke Shareholders or to Luke and the Luke Shareholders do not approve the Transaction or the Transaction is not submitted for their approval;

(c) Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Luke is in breach of any of its covenants made in the Offer which breach individually or in the aggregate causes or would reasonably be expected to cause a Luke Material Adverse Change (as defined in the Offer) or materially impedes the completion of the Transaction, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(e) Luke is in breach of any of its representations or warranties made in the Offer (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Luke Material Adverse Change (as defined in the Offer) or materially impedes the completion of the Transaction, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),

(each of the above being a "**Connacher Damages Event**"), then in the event of the termination of the Offer, Luke shall pay to Connacher $10 million (the "**Connacher Termination Fee**") as liquidated damages in immediately available funds to an account designated by Connacher within one business day after the first to occur of the events described above. Following a Connacher Damages Event but prior to payment of the applicable Connacher Termination Fee, Luke shall be deemed to hold such applicable Connacher Termination Fee in trust for Connacher. Luke shall only be obligated to pay one Connacher Termination Fee pursuant to the Offer.

Luke Termination Fee

Pursuant to the Offer, provided that there is no breach of a representation or warranty by Luke or non-performance by Luke of any covenant by the date specified in the Offer (excluding the breach of a covenant where Luke is precluded from satisfying its obligation through action or

omission of Connacher), if at any time after the execution of the Offer and prior to its termination:

(a) Connacher fails to complete the Transaction by March 31, 2006 for any reason other than an event that constitutes a Connacher Damages Event;

(b) Connacher is in breach of any of its covenants made in the Offer which breach individually or in the aggregate causes or would reasonably be expected to cause a Connacher Material Adverse Change (as defined in the Offer) or materially impedes the completion of the Transaction, and Connacher fails to cure such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(c) Connacher is in breach of any of its representations or warranties made in the Offer (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Connacher Material Adverse Change (as defined in the Offer) or materially impedes the completion of the Transaction, and Connacher fails to cure such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),

(d) Connacher fails to provide Luke with evidence, satisfactory to Luke, acting reasonably, that Connacher has made adequate arrangements to ensure the required funds are and will be available to fund the cash payment obligations of Connacher and Acquisitionco (if applicable) pursuant to the Transaction prior to the execution of a definitive agreement which shall not be later than February 10, 2006,

(each of the above being a "**Luke Damages Event**"), then in the event of the termination of the Offer pursuant to the Offer, Connacher shall pay to Luke $3.5 million (the "**Luke Termination Fee**") as liquidated damages in immediately available funds to an account designated by Luke within one business day after the first to occur of the events described above. Following a Luke Damages Event but prior to payment of the applicable Luke Termination Fee, Connacher shall be deemed to hold such applicable Luke Termination Fee in trust for Luke. Connacher shall only be obligated to pay one Luke Termination Fee pursuant to the Offer.

*Termination Provisions*

The Offer may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Connacher and Luke;

(b) if any of the conditions set forth in the Offer in favour of Connacher or Luke are not satisfied;

(c) by Connacher upon the occurrence of a Connacher Damages Event provided that in the event of a Connacher Damages Event which arises as a result of the Luke Board withdrawing or changing any of its recommendations or determinations regarding the Transaction as contemplated above, the Offer may not be terminated by Connacher

unless Luke Shareholders do not approve the Transaction or the Transaction is not submitted for their approval;

(d) by Luke upon the occurrence of a Luke Damages Event as provided in the Offer;

(e) by Luke, in the event that Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal, provided that Luke has complied with its obligations set forth in the Offer and concurrently pays to Connacher the applicable Connacher Termination Fee.

In the event of such termination, the Offer shall forthwith become void and neither party shall have any liability or further obligation to the other party thereunder except with respect to the obligations relating to the payment of a termination fee and each party's obligations in the Confidentiality Agreement, which shall survive such termination.

*About Luke*

Luke is a junior oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol LKE.

*About Connacher*

Connacher is a public Canadian oil and natural gas exploration and production company based in Calgary, Alberta and listed on the Toronto Stock Exchange under the symbol CLL.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Executive Officer:**

For further information, please contact Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited at (403) 538-6201.

9. **Date of Report:**

December 21, 2005.

# CONNACHER OIL AND GAS LIMITED

## FORM 51-102F3 - MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

   Connacher Oil and Gas Limited
   Suite 2600, Watermark Tower
   530 - 8 Avenue SW
   Calgary, Alberta T2P 3S8

2. **Date of Material Change:**

   February 10, 2006

3. **News Release**

   A press release disclosing the material change was issued through Canada Newswire on February 10, 2006.

4. **Summary of Material Change:**

   On February 10, 2006, Connacher Oil and Gas Limited ("**Connacher**"), Luke Energy Ltd. ("**Luke**") and 6492894 Canada Inc. ("**AcquisitionCo**"), a wholly owned subsidiary, entered into an arrangement agreement (the "**Arrangement Agreement**") pursuant to which Connacher will acquire the outstanding common shares of Luke ("**Luke Shares**") by way of a business combination under a proposed Plan of Arrangement (the "**Arrangement**").

5. **Full Description of Material Change**

   Connacher has entered into an arrangement agreement pursuant to which Connacher will acquire the outstanding Luke Shares by way of a business combination under the proposed Arrangement. Under the terms of the Arrangement Agreement, holders of Luke Shares ("**Luke Shareholders**") will receive $2.31 in cash and 0.75 of one common share of Connacher ("**Connacher Share**") for each Luke Share held.

   The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Connacher, AcquisitionCo and Luke and various conditions precedent, both mutual and with respect to each entity.

   *The Arrangement Agreement*

   **The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by reference to the full text of the Arrangement Agreement which is attached as Schedule A to this Material Change Report.**

   *Non Solicitation*

   Pursuant to the Arrangement Agreement, Luke has agreed to:

(a) immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal (which is defined in the Arrangement Agreement to mean any inquiry or the making of any proposal to Luke or Luke Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Luke or Luke Shareholders of any securities of Luke; (ii) any acquisition of a substantial amount of assets of Luke; (iii) an amalgamation, arrangement, merger or consolidation involving Luke; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Luke or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to either Connacher or AcquisitionCo under the Arrangement Agreement or the Arrangement) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Luke relating to the Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured;

(b) not, directly or indirectly, do or authorize, or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, Luke and its officers, directors and advisors may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the

confidentiality agreement dated November 10, 2005 between Connacher and Luke entered into in connection with the Arrangement (the "**Luke Confidentiality Agreement**") (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Connacher as set out below), may furnish to such third party information concerning Luke and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the Luke Board of Directors determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are, or are likely to be, available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Luke Shareholders than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Luke Board of Directors, that the taking of such action is necessary for the Luke Board of Directors in the discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Luke provides prompt notice to Connacher to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Connacher, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Luke shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Connacher, copies of all information provided to such party and all other information reasonably requested by Connacher), within 24 hours of the receipt thereof, shall keep Connacher informed of the status and details of any such inquiry, offer or proposal and answer Connacher's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Luke Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated therein and after receiving the advice of outside counsel as reflected in minutes of the Luke Board of Directors, that the taking of such action is necessary for the Luke Board of

Directors in the discharge of its fiduciary duties under applicable laws and Luke complies with its obligations set forth in the Arrangement Agreement and terminates the Arrangement Agreement in accordance with the terms thereof and concurrently therewith pays the Connacher Termination Fee (as defined below) to Connacher;

(c) upon receipt of a Superior Proposal, give Connacher, orally and in writing, at least 72 hours advance notice of any decision by the Luke Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Luke Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Luke agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and to not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Luke agreed to and to cause its financial and legal advisors to, negotiate in good faith with Connacher and its financial and legal advisors, to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Luke to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Connacher proposes to amend the Arrangement Agreement and the Arrangement to provide that the Luke Shareholders shall receive a value per Luke Share equal to or having a value greater than the value per Luke Share provided in the Superior Proposal and so advises the Luke Board of Directors prior to the expiry of such 72 hour period, Luke agreed that the Luke Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement;

(d) Connacher agrees that all information that may be provided to it by Luke with respect to any Superior Proposal pursuant to the Arrangement Agreement shall be treated as if it were Confidential Information as that term is defined in the Luke Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under the Arrangement Agreement in legal proceedings; and

(e) Connacher is required to ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the non-solicitation provisions contained in the Arrangement Agreement. Connacher shall be responsible for any breach of such non-solicitation provisions by its officers, directors, employees, investment bankers, advisers or representatives.

***Termination Fees***

*Connacher Termination Fee*

Pursuant to the Arrangement Agreement, provided that there is no breach of a representation or warranty by Connacher or AcquisitionCo or non-performance by Connacher or AcquisitionCo of any covenant by the date specified in the Arrangement Agreement (excluding the breach of a covenant where Connacher

or AcquisitionCo is precluded from satisfying their respective obligation through action or omission of Luke), if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the Luke Board has withdrawn or changed any of its recommendations or determinations regarding the Arrangement Agreement in a manner adverse to Connacher or shall have resolved to do so prior to the closing date of the Arrangement;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Luke Shareholders or to Luke and the Luke Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Luke is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause, a Material Adverse Change (which is defined in the Arrangement Agreement to mean, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries, including changes in tax laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the other party to the Arrangement Agreement as of December 12, 2005, (v) any changes arising from matters consented to or approved in writing by the other party to the Arrangement Agreement, or (vi) as relates to Connacher, any changes in the market value of the securities of Petrolifera Petroleum Limited ("**Petrolifera**") which are beneficially owned by Connacher) in the affairs, operations or business of Luke or materially impedes the completion of the Arrangement, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(e) Luke is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause, a Material Adverse Change in the affairs, operations or business of Luke or materially impedes the completion of the Arrangement, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006);

(each of the above being a "**Connacher Damages Event**"), then in the event of the termination of the Arrangement Agreement, Luke shall pay to Connacher $10 million (the "**Connacher Termination Fee**") as liquidated damages in immediately available funds to an account designated by Connacher within one business day after the first to occur of the events described above. Following a Connacher Damages Event but prior to payment of the applicable Connacher Termination Fee, Luke shall be deemed to hold

such applicable Connacher Termination Fee in trust for Connacher. Luke shall only be obligated to pay one Connacher Termination Fee pursuant to the Arrangement Agreement.

*Luke Termination Fee*

Pursuant to the Arrangement Agreement, provided that there is no breach of a representation or warranty by Luke or non-performance by Luke of any covenant by the date specified in the Arrangement Agreement (excluding the breach of a covenant where Luke is precluded from satisfying its obligation through action or omission of Connacher), if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) Connacher and AcquisitionCo fail to complete the Arrangement by March 31, 2006 for any reason other than an event that constitutes a Connacher Damages Event;

(b) Connacher or AcquisitionCo are in breach of any of their covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause, a Material Adverse Change in the affairs, operations or business of any of Connacher, AcquisitionCo and Great Divide Oil Corporation (collectively, the "**Connacher Parties**" and individually, a "**Connacher Party**") or materially impedes the completion of the Arrangement, and Connacher fails to cure or cause the cure of such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(c) Connacher or AcquisitionCo are in breach of any of their representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of any of the Connacher Parties or materially impedes the completion of the Arrangement, and Connacher fails to cure or cause the cure of such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006);

(each of the above being a "**Luke Damages Event**"), then in the event of the termination of the Arrangement Agreement Connacher shall pay to Luke $3.5 million (the "**Luke Termination Fee**") as liquidated damages in immediately available funds to an account designated by Luke within one business day after the first to occur of the events described above. Following a Luke Damages Event but prior to payment of the applicable Luke Termination Fee, Connacher shall be deemed to hold such applicable Luke Termination Fee in trust for Luke. Connacher shall only be obligated to pay one Luke Termination Fee pursuant to the Arrangement Agreement.

***Termination***

The Arrangement Agreement may be terminated at any time prior to the closing date of the Arrangement:

(a) by mutual written consent of Connacher and Luke;

(b) if any of the conditions set forth in the Arrangement Agreement in favour of Connacher or Luke are not satisfied;

(c) by Connacher upon the occurrence of a Connacher Damages Event provided that in the event of a Connacher Damages Event which arises as a result of the Luke Board withdrawing or changing any of its recommendations or determinations regarding the Arrangement, the Arrangement Agreement may not be terminated by Connacher unless Luke Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d) by Luke upon the occurrence of a Luke Damages Event as provided in the Arrangement Agreement; or

(e) by Luke, in the event that Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal, provided that Luke has complied with its obligations set forth in the Arrangement Agreement and concurrently pays to Connacher the applicable Connacher Termination Fee.

In the event of such termination, the Arrangement Agreement shall forthwith become void and neither party thereto shall have any liability or further obligation to the other party thereunder except with respect to the obligations relating to the payment of a termination fee and each party's obligations under the Luke Confidentiality Agreement and the confidentiality agreement dated December 2, 2005 between Luke and Connacher entered into in connection with the transactions contemplated by the Arrangement Agreement (the "**Connacher Confidentiality Agreement**"), which shall survive such termination.

*Conditions Precedent to the Arrangement*

The respective obligations of the parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the effective date of the Arrangement or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) the special resolution of Luke Shareholders in respect of the Arrangement (the "**Merger Resolution**") shall have been passed by the Luke Shareholders, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Connacher and Luke, acting reasonably;

(b) on or prior to March 31, 2006, the order of the Court of Queen's Bench of Alberta approving the Arrangement (the "**Final Order**") shall have been granted in form and substance satisfactory to Connacher and Luke, acting reasonably;

(c) the articles of arrangement in respect of the Arrangement to be filed with the Director in accordance with the Arrangement shall be in form and substance satisfactory to each of Connacher and Luke, acting reasonably;

(d) the Arrangement shall have become effective on or prior to March 31, 2006;

(e) unless Luke has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Luke, which shall be for not more than a period of three years, with substantially the same coverage and amounts containing substantially similar terms and conditions as Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000, Connacher and Luke shall enter into written agreements effective as of the effective date

of the Arrangement satisfactory to each of Connacher and Luke, acting reasonably, pursuant to which Connacher shall agree that, for a period of three years after the effective date of the Arrangement, it shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Luke providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Luke with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts containing substantially similar terms and conditions to Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000;

(f) all required domestic and foreign regulatory, governmental and third party approvals and consents, including, without limitation, those of any stock exchanges, securities regulatory authorities or antitrust authorities, in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Connacher and Luke, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the Toronto Stock Exchange of the Connacher Shares to be issued pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods, including the waiting period under the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, if applicable to the transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(g) the Arrangement, and the consummation thereof, shall have been approved by Luke's lenders on a basis acceptable to Connacher and Luke, each acting reasonably; and

(h) there shall be no action taken under any existing applicable law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any governmental authority, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated thereby; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated thereby.

The foregoing conditions are for the mutual benefit of Luke and Connacher and may be asserted by Luke and Connacher regardless of the circumstances and may be waived by Luke and Connacher (with respect to such party) in their sole discretion, in whole or in part, at any time and from time to time, without prejudice to any other rights which Luke or Connacher may have.

In addition to the mutual conditions precedent, the obligation of Connacher to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is subject to the following conditions:

(a) the representations and warranties made by Luke in the Arrangement Agreement and the disclosure letter dated December 12, 2005 from Luke to Connacher shall be true and correct as of the closing date of the Arrangement as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement

Agreement) and Luke shall have provided to Connacher a certificate of two senior officers certifying such accuracy on the closing date of the Arrangement;

(b) Luke shall have complied in all material respects with its covenants contained in the Arrangement Agreement and Luke shall have provided to Connacher a certificate of two senior officers certifying compliance with such covenants;

(c) no Material Adverse Change shall occur in the affairs, operations or business of Luke from and after the date of the Arrangement Agreement and prior to the closing date of the Arrangement, and no Material Adverse Change in the financial condition of Luke shall have occurred prior to the date of the Arrangement Agreement or shall occur from and after the date of the Arrangement Agreement and prior to the closing date of the Arrangement from that reflected in the Luke Financial Statements (which is defined in the Arrangement Agreement to mean the audited financial statements of Luke as at and for the fiscal year ended December 31, 2004, together with the notes thereto and the auditors' report thereon and the unaudited financial statements of Luke as at and for the nine months ended September 30, 2005) (other than a Material Adverse Change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by the Arrangement Agreement, or consented to by Connacher);

(d) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any governmental authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Connacher, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Luke or Connacher or would have a Material Adverse Effect on the ability of the parties to complete the Arrangement;

(e) Luke shall not be in material breach of its obligations under the Arrangement Agreement;

(f) Connacher and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties, on terms and conditions satisfactory to Connacher, acting reasonably, including without limitation:

   (i) the approval of the Luke Shareholders required for the Arrangement pursuant to the *Canada Business Corporations Act* or as required by the Court of Queen's Bench of Alberta and other matters relating to the Arrangement;

   (ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada), the *Investment Canada Act* (Canada) and those of the Toronto Stock Exchange (in respect of the additional listing of the Connacher Shares issuable under the terms of the Arrangement) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

   (iii) the approval of the Court of Queen's Bench of Alberta; and

(iv) the approval or consent of Luke's and Connacher's bankers and creditors, as required, (collectively, the "**Third Party Approvals**");

(g) if dissent rights are granted to Luke Shareholders by the Court of Queen's Bench of Alberta in connection with the Arrangement, holders of not more than 5% of the issued and outstanding Luke Shares, in the aggregate, shall have exercised rights of dissent in relation to the Arrangement;

(h) as at December 31, 2005, Luke's debt shall not have exceeded $6 million, without the prior written approval of Connacher;

(i) each of the acts and undertakings of Luke to be performed on or before the closing date of the Arrangement pursuant to the terms of the Arrangement Agreement shall have been duly performed by Luke;

(j) Luke shall have furnished Connacher with:

(i) certified copies of the resolutions duly passed by the Luke Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii) certified copies of the resolutions of Luke Shareholders, duly passed at the Meeting, approving the Merger Resolution;

(k) any director, officer, insider or other non-arm's length party that is indebted to Luke shall have repaid such indebtedness on or prior to completion of the Arrangement;

(l) all outstanding options granted pursuant to the Luke share option plan shall have been exercised or terminated;

(m) executed releases in a form acceptable to Connacher shall have been received by Connacher on or prior to the closing date of the Arrangement from each person entitled to receive a severance amount or a payment with respect to a payment of Luke pursuant to all employment or consulting service agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Luke incentive plan, arising out of or in connection with the Arrangement (a "**Luke Change of Control Payment**"), each as set forth in the Arrangement Agreement; and

(n) the closing date of the Arrangement shall have occurred not later than March 31, 2006.

The foregoing conditions are for the exclusive benefit of Connacher and may be asserted by Connacher regardless of the circumstances or may be waived by Connacher in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Connacher may have.

In addition to the mutual conditions precedent, the obligation of Luke to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is also subject to the following conditions:

(a) the representations and warranties made by or on behalf of Connacher and AcquisitionCo in the Arrangement Agreement shall be true and correct as of the closing date of the

Arrangement as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement including, without limitation, that: (i) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006 (the "**Proposed Financing**"); and (ii) Connacher may enter into an agreement to acquire the assets of Montana Refining Company ("**MRC**") from Holly Corporation ("**Holly**") and may, in connection therewith, incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the cash consideration pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of MRC from Holly), and Connacher shall have provided to Luke a certificate of two senior officers certifying such accuracy on the closing date of the Arrangement;

(b) Connacher and AcquisitionCo shall have complied in all material respects with their respective covenants contained in the Arrangement Agreement and Connacher shall have provided to Luke a certificate of two senior officers certifying compliance with such covenants;

(c) no Material Adverse Change shall occur in the affairs, operations or business of Connacher and its subsidiaries, taken as a whole, from and after the date of the Arrangement Agreement and prior to the closing date of the Arrangement and no Material Adverse Change in the financial condition of Connacher and its subsidiaries, taken as a whole, shall have occurred prior to the date of the Arrangement Agreement or shall occur from and after the date of the Arrangement Agreement and prior to the closing date of the Arrangement from that reflected in the audited consolidated financial statements of Connacher as at and for the fiscal year ended December 31, 2004, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of Connacher as at and for the nine months ended September 30, 2005, together with the notes thereto (collectively the "**Connacher Financial Statements**") (other than a Material Adverse Change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; (iii) arising as a result of any matter permitted by the Arrangement Agreement, or consented to by Luke or (iv) changes in the market value of the securities of Petrolifera which are beneficially owned by Connacher, provided that: (1) closing of the Proposed Financing is expected to occur on or about February 23, 2006; and (2) the parties to the Arrangement Agreement acknowledge and agree that Connacher may enter into an agreement to acquire the assets of MRC from Holly and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the cash consideration pursuant to the terms of the Arrangement Agreement and the

Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of MRC from Holly);

(d) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any governmental authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Luke, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Luke, Connacher or AcquisitionCo or would have a Material Adverse Effect on the ability of the parties to complete the Arrangement;

(e) neither Connacher nor Luke shall be in material breach of any of their respective obligations under the Arrangement Agreement;

(f) Connacher, AcquisitionCo and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties on terms and conditions satisfactory to Luke, acting reasonably, including, without limitation, the Third Party Approvals;

(g) each of the acts and undertakings of Connacher and AcquisitionCo to be performed on or before the closing date of the Arrangement pursuant to the terms of the Arrangement Agreement shall have been duly performed by Connacher and AcquisitionCo;

(h) Connacher shall have furnished Luke with certified copies of the resolutions duly passed by the Connacher Board of Directors and the AcquisitionCo Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(i) the closing date of the Arrangement shall have occurred not later than March 31, 2006.

The foregoing conditions are for the exclusive benefit of Luke and may be asserted by Luke regardless of the circumstances or may be waived by Luke in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Luke may have.

***Interim Order***

Pursuant to the terms of an interim order dated February 10, 2006 obtained from The Court of Queen's Bench of Alberta, a meeting of Luke Shareholders will take place on March 15, 2006 for the purpose of approving the proposed Arrangement. The Arrangement is subject to a number of conditions, including receipt of Luke Shareholder, regulatory and court approval and certain other conditions customary for a transaction of this nature. If the foregoing approvals are obtained and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Connacher expects the closing of the Arrangement to take place on March 16, 2006.

### *Financing*

To finance the acquisition of the Luke Shares, Connacher has entered into a commitment letter with a major international bank for the provision of certain credit facilities. The commitment

letter contemplates the provision of an extendible revolving operating facility ("**Operating Facility**") in the amount of $10 million, an extendible revolving credit facility ("**Revolving Credit Facility**") in the amount of $45 million and a senior bridge credit facility ("**Luke Bridge Facility**") in the amount of $45 million. Subject to the satisfaction of certain conditions described in the commitment letter, the Operating Facility will be available for working capital and the Revolving Credit Facility and the Luke Bridge Facility will be available for the acquisition of the Luke Shares. To the extent that Connacher completes its Proposed Financing, the Luke Bridge Facility would be withdrawn, leaving available the Operating Facility and the Revolving Credit Facility, which then together with the net proceeds of the private placement equity financing would ensure Connacher has the available funds and unutilized credit to complete the Luke acquisition.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Executive Officer:**

For further information, please contact Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited at (403) 538-6201.

9. **Date of Report:**

February 17, 2005.

**Schedule A**
**Arrangement Agreement**

# ARRANGEMENT AGREEMENT

AMONG:

CONNACHER OIL AND GAS LIMITED

**- and -**

LUKE ENERGY LTD.

**- and -**

6492894 CANADA INC.

**February 10, 2006**

## TABLE OF CONTENTS

# ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 10th day of February, 2006,

AMONG:

**CONNACHER OIL AND GAS LIMITED**, a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**Connacher**")

AND:

**LUKE ENERGY LTD.**, a corporation subsisting under the Laws of Canada (hereinafter referred to as "**Luke**")

AND:

**6492894 CANADA INC.**, a corporation established under the Laws of Canada (hereinafter referred to as "**AcquisitionCo**")

**WHEREAS:**

A. Connacher, Luke and AcquisitionCo wish to propose an arrangement involving the amalgamation of Luke and AcquisitionCo;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Canada Business Corporations Act*; and

C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

**NOW THEREFORE**, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means 6492894 Canada Inc., a corporation incorporated under the CBCA;

(c) "**AcquisitionCo Board of Directors**" means the board of directors of AcquisitionCo as it may be comprised from time to time;

(d) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Luke or Luke Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Luke or Luke Shareholders of any securities of Luke; (ii) any acquisition of a substantial amount of assets of Luke; (iii) an amalgamation, arrangement, merger or consolidation involving Luke; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Luke or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to either Connacher or AcquisitionCo under this Agreement or the Arrangement;

(e) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f) "**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Closing Date;

(g) "**Applicable Laws**", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(h) "**Arrangement**" means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted, giving effect to the Arrangement;

(j) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(k) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(l) "**Certificate**" means the certificate or other confirmation of filing to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

(m) "**Closing Date**" means the later of March 16, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Connacher and Luke;

(n) "**Closing Time**" shall be 8:00 a.m. (Calgary time) on the Closing Date;

(o) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(p) "**Confidential Information**" has the meaning ascribed thereto in Section 3.4(d);

(q) "**Connacher**" means Connacher Oil and Gas Limited, a corporation amalgamated under the ABCA;

(r) "**Connacher Balance Sheet**" has the meaning ascribed thereto in Section 4.1(p)(i);

(s) "**Connacher Board of Directors**" means the board of directors of Connacher as it may be comprised from time to time;

(t) "**Connacher Confidentiality Agreement**" means the confidentiality agreement dated December 2, 2005 between Luke and Connacher entered into in connection with the transactions contemplated herein;

(u) "**Connacher Damages Event**" has the meaning ascribed thereto in Section 6.1;

(v) "**Connacher Financial Statements**" means, collectively, the audited consolidated financial statements of Connacher as at and for the fiscal year ended December 31, 2004, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of Connacher as at and for the nine months ended September 30, 2005, together with the notes thereto;

(w) "**Connacher GLJ Report**" has the meaning ascribed thereto in Section 4.1(aa);

(x) "**Connacher Information**" means the information included in the Information Circular describing the Connacher Parties and the business, operations and affairs of the Connacher Parties;

(y) "**Connacher Parties**" means, collectively and taken as a whole, Connacher, AcquisitionCo and GDOC, each a direct wholly-owned subsidiary of Connacher, and "Connacher Party" means any one of them;

(z) "**Connacher Public Record**" has the meaning ascribed thereto in Section 4.1(l);

(aa) "**Connacher Reserve Reports**" means, collectively, the D&M Reports, the Connacher GLJ Report and the SJA Report;

(bb) "**Connacher Securities Instruments**" has the meaning ascribed thereto in Section 4.1(h);

(cc) "**Connacher Shares**" means the common shares in the capital of Connacher;

(dd) "**Connacher Termination Fee**" has the meaning ascribed thereto in Section 6.1;

(ee) "**Continuing Employees**" has the meaning ascribed thereto in Section 2.4(b);

(ff) "**Court**" means the Court of Queen's Bench of Alberta;

(gg) "**Disclosed Personal Information**" has the meaning ascribed thereto in Section 4.3(b);

(hh) "**Disclosure Letter**" means the disclosure letter dated December 12, 2005 from Luke to Connacher as amended, supplemented or otherwise agreed to between Luke and Connacher prior to the Effective Time;

(ii) "**D&M Reports**" has the meaning ascribed thereto in Section 4.1(aa);

(jj) "**Director**" means the Director appointed pursuant to Section 260 of the CBCA;

(kk) "**Effective Date**" means the date the Arrangement becomes effective under the CBCA;

(ll) "**Effective Time**" means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

(mm) "**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Authority or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(nn) "**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Luke Meeting and to be granted pursuant to Subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(oo) "**GAAP**" has the meaning ascribed thereto in Section 1.7;

(pp) "**GDOC**" means Great Divide Oil Corporation, a corporation incorporated under the ABCA;

(qq) "**GLJ**" means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.), independent oil and natural gas reservoir engineers;

(rr) "**Governmental Authority**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ss) "**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(tt) "**Information Circular**" means the information circular - proxy statement of Luke together with all appendices thereto to be mailed or otherwise distributed by Luke to the Luke Shareholders in connection with the Luke Meeting;

(uu) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, containing declarations and directions with respect to the Arrangement and the holding of the Luke Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vv) "**Intrinsic Value**" means, in respect of each Luke Share subject to a Luke Option, an amount equal to the difference between: (i) the weighted average price per share for the Luke Shares for the five (5) consecutive trading days ending on the last trading day preceding the Effective Date

on the TSX; and (ii) the exercise price of the Luke Option. For the purposes of this definition and Section 2.4(c), "weighted average price" shall be determined by dividing the aggregate sale price of all Luke Shares sold on the TSX during the five (5) consecutive trading days by the total number of Luke Shares so sold;

(ww) "**ITA**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(xx) "**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Authority, statutory body or self-regulatory authority (including the TSX),

(yy) "**LEP**" means Luke Energy Partnership, a general partnership created under the Laws of the Province of Alberta effective October 1, 2005;

(zz) "**Luke**" means Luke Energy Ltd., a corporation incorporated under the CBCA;

(aaa) "**Luke Balance Sheet**" has the meaning ascribed thereto in Section 4.2(p);

(bbb) "**Luke Board of Directors**" means the board of directors of Luke as it may be comprised from time to time;

(ccc) "**Luke Change of Control Payments**" has the meaning ascribed thereto in Section 2.4(d)(i);

(ddd) "**Luke Confidentiality Agreement**" means the confidentiality agreement dated November 10, 2005 between Luke and Connacher entered into in connection with the transaction contemplated herein;

(eee) "**Luke Damages Event**" has the meaning ascribed thereto in Section 6.2;

(fff) "**Luke Debt**" means the total indebtedness of Luke, including long-term debt, bank debt and working capital deficiency, but excluding capital lease obligations for compressors and office lease obligations, the terms of which are set forth in the Disclosure Letter;

(ggg) "**Luke Financial Statements**" means, collectively, the audited financial statements of Luke as at and for the fiscal year ended December 31, 2004, together with the notes thereto and the auditors' report thereon and the unaudited financial statements of Luke as at and for the nine months ended September 30, 2005;

(hhh) "**Luke Information**" means the information included in the Information Circular describing the Luke Parties and the business, operations and affairs of the Luke Parties;

(iii) "**Luke Meeting**" means the special meeting of Luke Shareholders to be held to consider the Merger Resolution and related matters; and any adjournment(s) thereof;

(jjj) "**Luke Option Plan**" has the meaning ascribed thereto in Section 2.4(c);

(kkk) "**Luke Options**" has the meaning ascribed thereto in Section 2.4(c);

(lll) "**Luke Parties**" means, collectively and taken as a whole, Luke and 6419101 Canada Inc., a wholly-owned subsidiary of Luke, and "Luke Party" means either of them;

(mmm) "**Luke Plans**" has the meaning ascribed thereto in Section 4.2(x);

(nnn) "**Luke Public Record**" has the meaning ascribed thereto in Section 4.2(l);

(ooo) "**Luke GLJ Report**" has the meaning ascribed thereto in Section 4.2(cc);

(ppp) "**Luke Shareholders**" means holders of Luke Shares;

(qqq) "**Luke Shares**" means the common shares in the capital of Luke;

(rrr) "**Luke Termination Fee**" has the meaning ascribed thereto in Section 6.2;

(sss) "**Mailing Date**" has the meaning ascribed thereto in Section 3.3(g);

(ttt) "**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its subsidiaries, including changes in tax Laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of December 12, 2005, (v) any changes arising from matters consented to or approved in writing by the Other Party, or (vi) as relates to Connacher, any changes in the market value of the securities of Petrolifera which are beneficially owned by Connacher;

(uuu) "**Merger Resolution**" means the special resolution which is attached as Appendix A to the Information Circular in respect to the Arrangement;

(vvv) "**Other Party**" means with respect to the applicable Connacher Party(ies), the applicable Luke Party(ies) and, with respect to the applicable Luke Party(ies), the applicable Connacher Party(ies);

(www) "**Outside Date**" has the meaning ascribed thereto in Section 3.3(g);

(xxx) "**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means the Connacher Parties or the Luke Parties, as the case may be;

(yyy) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(zzz) "**Petrolifera**" means Petrolifera Petroleum Limited, a corporation incorporated under the CBCA;

(aaaa) "**Petrolifera De-Consolidation**" has the meaning ascribed thereto in Section 4.1(aa);

(bbbb) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in **Schedule A** hereto as amended or supplemented from time to time in accordance with the terms thereof and hereof;

(cccc) "**Pre-Arrangement Agreement**" means the agreement dated December 12, 2005 between Connacher and Luke in respect of the Arrangement and related matters;

(dddd) "**Public Record**" means either the Connacher Public Record or the Luke Public Record, as the case may be;

(eeee) "**SEC**" means the United States Securities and Exchange Commission;

(ffff) "**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

(gggg) "**SJA**" means Seaton Jordan & Associates Ltd.;

(hhhh) "**SJA Report**" has the meaning ascribed thereto in Section 4.1(aa);

(iiii) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and shall include all trusts or partnerships directly or indirectly owned by Connacher or Luke, as the case may be);

(jjjj) "**Superior Proposal**" has the meaning ascribed thereto in Section 3.4(b)(v)(A);

(kkkk) "**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Connacher or Luke (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(llll) "**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(mmmm) "**Third Party Approvals**" has the meaning ascribed thereto in Section 5.2(f);

(nnnn) "**TSX**" means the Toronto Stock Exchange;

(oooo) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(pppp) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

(qqqq) "**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

### 1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including **Schedule A** hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

### 1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

### 1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

### 1.5 Entire Agreement

This Agreement, the Connacher Confidentiality Agreement, the Luke Confidentiality Agreement and the Disclosure Letter, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof including, without limitation, the Pre-Arrangement Agreement.

### 1.6 Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

### 1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

### 1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Connacher, include disclosure to Connacher or its representatives, or in the case of disclosure to Luke, include disclosure to Luke or its representatives.

### 1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

### 1.10 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

**A – Plan of Arrangement**

## ARTICLE 2
## THE ARRANGEMENT

### 2.1 Plan of Arrangement

As soon as is reasonably practicable, Luke will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Luke Meeting for the purpose of considering and, if deemed advisable, approving the Merger Resolution and the other matters to be considered at the Luke Meeting. Provided all necessary approvals for the Merger Resolution are obtained from the Luke Shareholders, Luke shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Connacher and AcquisitionCo on the one hand and Luke on the other hand shall forthwith proceed to file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Subsection 192(6) of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

### 2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of Luke for which holders shall be entitled to vote on the Merger Resolution shall be the Luke Shares;

(b) the Luke Shareholders shall be entitled to vote on the Merger Resolution as a single class with each Luke Shareholder being entitled to one vote for each Luke Shares held by such holder; and

(c) the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Luke Shareholders present in person or by proxy at the Luke Meeting.

## 2.3 Information Circular and the Luke Meeting

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

(a) Connacher and Luke shall cooperatively prepare the Information Circular and each of Connacher and Luke shall ensure that the Information Circular provides Luke Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning matters before them; and

(b) Luke shall convene the Luke Meeting; and

(c) Luke shall cause the Information Circular to be mailed to the Luke Shareholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be mailed and filed.

## 2.4 Employees

(a) Luke shall arrange for the termination or resignation of, and use its best efforts to obtain releases in a form acceptable to Luke and Connacher, each acting reasonably, from those Luke directors, executives and employees as may be determined by Connacher prior to the Effective Date, without payment or accrual for payment of any severance costs except as set forth in the Disclosure Letter or as may be agreed upon by Connacher, and that the entire severance amounts set out in the Disclosure Letter shall be paid by Luke prior to the Closing Date and held in escrow by Luke's banker or such other third party as agreeable to the Parties, acting reasonably, and, provided an executed release in a form acceptable to Connacher, acting reasonably, is received by Connacher from each person entitled to receive a severance amount, shall be released to the persons entitled thereto on the Closing Date or so soon thereafter as such release is received by Connacher including to those persons who may be or are offered employment with Connacher.

(b) Connacher agrees that, prior to the completion of the Arrangement, it will interview such Luke employees and consultants with a view to determining which individuals it wishes to extend an offer of continued employment or provision of services (the "**Continuing Employees**").

(c) The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Luke share option plan (the "**Luke Option Plan**") as may be amended from time to time and Luke executive and employee (if applicable) employment and "change of control" agreements and that all awards pursuant to the Luke Option Plan will be accelerated thereunder and, in that regard:

   (i) the Parties agree that, upon approval of the Arrangement by the Luke Shareholders, and prior to the Closing Date, all outstanding options ("**Luke Options**") granted pursuant to the Luke Option Plan shall be vested and shall be exercised, terminated or surrendered such that no options to purchase Luke Shares remain outstanding as at the Effective Date;

   (ii) Connacher acknowledges that pursuant to the Luke Option Plan, the holder of Luke Options (the "**Optionee**"), may elect to exercise all of the Luke Options held by the Optionee, whether previously vested or unvested, upon payment to Luke of the exercise price therefor by way of bank draft and receive Luke Shares in respect of the number of Luke Options so exercised pursuant to the terms of the Luke Option Plan; or, as the sole alternative thereto, elect to exercise all of the Luke Options held by the Optionee,

whether previously vested or unvested and elect to receive the Intrinsic Value in Luke Shares for all of the Luke Options held by the Optionee, in consideration for the disposition by the Optionee of the right to receive Luke Shares pursuant to such Luke Options and the termination thereof, the number of Luke Shares to be issued to be determined by dividing the Intrinsic Value of the Luke Options to be terminated and paid for in Luke Shares divided by the weighted average price per share for the Luke Shares for the five (5) trading days ending on the last trading day preceding the Effective Date on the TSX, with fractional Luke Shares rounded to the next highest integral number; and

(iii) Luke shall use its reasonable commercial efforts to cause all Luke Shares issued upon the exercise of options on or prior to the record date for the Luke Meeting to be voted in favour of the Arrangement by those persons who continue to hold such Luke Shares as of the Record Date.

(d) The Disclosure Letter sets forth:

(i) all obligations of Luke pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Luke incentive plan, arising out of or in connection with the Arrangement (collectively, the "**Luke Change of Control Payments**"); and

(ii) all 2006 salary adjustments for Luke employees, which adjustments shall be effective as of January 1, 2006.

(e) The Luke Change of Control Payments shall be paid by Luke prior to the Closing Date and held in escrow by Luke's banker or such other third party as agreeable to the Parties, acting reasonably, and, provided an executed release in a form acceptable to Connacher, acting reasonably, is received by Connacher from each person entitled to receive a Luke Change of Control Payment, released to the persons entitled thereto on the Closing Date or so soon thereafter as such release is received by Connacher.

**2.5 AcquisitionCo and Completion of Transactions**

Connacher, as the sole shareholder of AcquisitionCo, covenants and agrees to cause AcquisitionCo to take all steps, to do and perform all such acts and things and to execute and deliver all such agreements, documents and other instruments as are necessary or desirable to effect and complete the transactions contemplated herein and in the Plan of Arrangement in accordance with the terms and conditions hereof and thereof and any and all covenants and agreements of Connacher contained herein and in the Plan of Arrangement shall, to the extent that they are required to be performed by AcquisitionCo, be and be deemed to be covenants and agreements of both Connacher and AcquisitionCo.

**2.6 Effective Date**

The Arrangement shall become effective at the Effective Time on the Effective Date.

**2.7 Recommendation of Luke Board of Directors**

The Luke Board of Directors has unanimously endorsed the transactions contemplated hereunder including the Arrangement and approved this Agreement, has unanimously determined that the Arrangement is in the best interests of Luke and the Luke Shareholders, and has, based on the opinion of

Luke's financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Luke Shareholders and has resolved unanimously to recommend approval of the Arrangement by Luke Shareholders.

## ARTICLE 3 COVENANTS

### 3.1 Covenants of Connacher and AcquisitionCo

Connacher and AcquisitionCo covenant and agree that, from December 12, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of Luke (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) the business of Connacher and of its subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that the Parties hereto acknowledge and agree that: (i) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (ii) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation;

(b) Connacher and its subsidiaries shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of Connacher or any of its subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding Connacher Shares; (iii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Connacher or any of its subsidiaries; or (iv) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Connacher shall use its reasonable commercial efforts to cause the current insurance (or re-insurance) polices for Connacher and any of its subsidiaries, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) Connacher and AcquisitionCo will use their reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible, to the extent the fulfillment of the same is within the control of Connacher and AcquisitionCo;

(e) Connacher will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Luke in obtaining such orders and to carry out the intent or effect of this Agreement;

(f) Connacher will use reasonable commercial efforts to obtain approval of the listing of Connacher Shares issuable under the Arrangement on the TSX prior to the mailing of the Information Circular;

(g) Connacher will and shall cause AcquisitionCo to make all other necessary filings and applications under Applicable Laws and regulations required on the part of Connacher and AcquisitionCo in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws;

(h) Connacher will use reasonable commercial efforts to maintain its status as a "reporting issuer" (or similar designated entity) not in default in all of the provinces of Canada where it is currently a reporting issuer in material compliance with all Applicable Canadian Securities Laws and to maintain the listing of the outstanding Connacher Shares on the TSX in each case for a period of at least two (2) years following the date hereof, provided that, notwithstanding the foregoing, nothing contained herein shall require Connacher to maintain its status as a "reporting issuer" in any province of Canada or maintain the listing of outstanding Connacher Shares upon the occurrence of any of: (i) the purchase or acquisition of Connacher Shares and/or securities convertible into Connacher Shares or carrying the right to acquire Connacher Shares as a result of which a Person, group of Persons or Persons acting jointly or in concert, or any affiliates or associates of any such Person, group of Persons or any of such Persons acting jointly or in concert beneficially own or exercise control or direction over Connacher Shares and/or securities convertible into Connacher Shares such that, assuming after the conversion of such convertible securities beneficially owned by the holders thereof, would have the right to cast more than 50% of the votes attached to all Connacher Shares (excluding the acquisition of Connacher Shares or securities convertible into Connacher Shares pursuant to the issuance of securities from treasury which results in a holder beneficially owning or exercising control or direction over 50% of the votes attached to all Connacher Shares (assuming conversion of securities convertible into Connacher Shares beneficially owned by holders thereof) where the Connacher Board of Directors continues to be supportive of the direction of Connacher under the management of the Chief Executive Officer of Connacher); (ii) the approval by the shareholders of: (A) an amalgamation, arrangement, merger or other consolidation or combination of Connacher with another entity pursuant to which the shareholders of Connacher immediately thereafter do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of the Connacher Shares; (B) a liquidation, dissolution or winding-up of Connacher; or (C) the sale, lease or other disposition of all or substantially all of the assets of Connacher; (iii) the listing of the outstanding Connacher Shares on a recognized stock exchange in the United States or elsewhere; or (iv) the reorganization of Connacher into another entity;

(i) Connacher shall ensure that it has available funds to permit the payment of the maximum amount which may be required by Section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(j) Connacher shall not and shall cause AcquisitionCo to not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(k) Connacher will assist Luke in the preparation of the Information Circular and provide to Luke, in a timely and expeditious manner, all information as may be reasonably requested by Luke or is required by the Interim Order or Applicable Laws, with respect to the Connacher Parties for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(l) Connacher shall indemnify and save harmless Luke and the directors, officers and agents of Luke from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Luke or any director, officer or agent of Luke may be subject or which Luke or any director, officer or agent of Luke may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

   (i) any misrepresentation or alleged misrepresentation by Connacher in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

   (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Connacher in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Connacher Shares; and

   (iii) Connacher not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Connacher shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Luke Information included in the Information Circular, the negligence of Luke or the non-compliance by Luke with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement unless such act of negligence or non-compliance was done at the request or with the consent or acquiescence of Connacher;

(m) Connacher will and will cause AcquisitionCo to make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, reasonably required to be made on the part of Connacher and AcquisitionCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(n) Connacher will furnish promptly to Luke: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Connacher and AcquisitionCo in connection with the Arrangement, (ii) any filings under Applicable Laws, and (iii) any documents related to dealings with regulatory authorities in connection with the transactions contemplated herein;

(o) Connacher and AcquisitionCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by them in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(p) from and after the date of this Agreement and ending on the earlier of the Closing Date or the termination of this Agreement, Connacher shall promptly notify Luke in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Connacher threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, of Connacher or AcquisitionCo, whether contractual or otherwise, provided that the Parties hereto acknowledge and agree that: (i) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (ii) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation;

(q) Connacher shall use its reasonable commercial efforts to obtain the consent of any third parties required for the transactions contemplated hereby (including its bankers) and provide the same to Luke on or prior to the Effective Date; and

(r) Connacher shall and shall cause AcquisitionCo to take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement including the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement.

### 3.1.1 Additional Covenant of Connacher and AcquisitionCo

Connacher and AcquisitionCo further covenant and agree that all rights to indemnification existing in favour of present and former directors and officers of Luke or any of its subsidiaries serving or who has served at Luke's request or any of Luke's subsidiaries' request as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as provided by contract in Luke's charter or by-laws or similar documents of any of Luke's subsidiaries in effect as of December 12, 2005 with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the statutes of limitations applicable to such matters.

### 3.2 Covenants of Luke

Luke covenants and agrees that, from December 12, 2005 (or such date as specified below) until the Effective Date or termination of this Agreement, except with the prior written consent of Connacher (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or

specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) the business of Luke and of its subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Luke shall not directly or indirectly do, or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding Luke Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Luke Shares or other securities of Luke or any of its subsidiaries, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Luke Shares (other than on exercise of currently outstanding options to purchase Luke Shares); (iv) redeem, purchase or otherwise acquire any of the outstanding Luke Shares or other securities; (v) split, combine or reclassify any of the outstanding Luke Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Luke; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Luke shall not, except as previously disclosed in writing or otherwise without prior consultation with and the consent of Connacher, such consent not to be unreasonably withheld or delayed directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $1 million, other than production in the ordinary course of business; (ii) after January 1, 2006 and other than expenditures as set forth in the Disclosure Letter, expend or commit to expend more than $100,000 in the aggregate, except in emergency situations; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets other than as set forth in the Disclosure Letter; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement, provided however, that the fees payable to Luke's financial advisor in connection with the Arrangement and in respect of the provision of a fairness opinion in respect of the Arrangement shall be the amounts set forth in a letter dated July 14, 2005 between Luke and GMP Securities L.P. ("GMP") (as supplemented and amended by a fee acknowledgment between Luke and GMP dated January 11, 2006) and the fees and disbursements and applicable GST payable to Burnet, Duckworth & Palmer LLP, Luke's legal advisor in connection with the Arrangement, shall be the amount set forth in a letter dated December 9, 2005 between Luke and Burnet, Duckworth & Palmer LLP, copies of which letters have been provided to and acknowledged by Connacher and the payment of which has been authorized by Connacher; (vii)

authorize, recommend or propose any release or relinquishment of any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) other than as permitted by Section 2.4, Luke shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(e) except as permitted by Section 2.4 or as contemplated by the Disclosure Letter, neither Luke nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(f) Except as contemplated by the Disclosure Letter or as may be agreed to by Connacher, neither Luke nor any of its subsidiaries shall: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Luke Options or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Luke or any of its subsidiaries or any other party not at arm's length to Luke or any of its subsidiaries;

(g) Luke shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Connacher providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) no amendments shall be made to outstanding Luke Options without the prior written consent of Connacher other than as may be required to accommodate the treatment of Luke Options as contemplated by Section 2.4(c) hereof and as permitted pursuant to Section 3.2(j) hereof;

(i) subject to Section 2.4, Luke shall use its best reasonable efforts to cause the resignation of all of the directors of Luke at the Effective Time (and for such directors to provide releases in form and substance satisfactory to Connacher and Luke, each acting reasonably);

(j) Luke shall use its commercially reasonable efforts to ensure that all outstanding Luke Options are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Luke shall not pay the holders any amount of consideration therefor, nor shall they make any amendment to outstanding Luke Options without the prior written consent of Connacher, except: (i) to permit the early vesting of Luke Options; and (ii) to permit the Optionee to exercise Luke Options or, as the sole alternative thereto, elect to receive the payment of Luke Shares in consideration for the disposition of the right to receive Luke Shares pursuant to such options and the termination thereof, each in accordance with Section 2.4(c) hereof;

(k) Luke shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l) from and after the date of this Agreement and ending on the earlier of the Closing Date or the termination of this Agreement, Luke shall promptly notify Connacher in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Luke threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise;

(m) Luke shall ensure that it has available funds to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n) Luke shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Connacher on or prior to the Effective Date;

(o) Luke shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Luke;

(p) Luke shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement.

(q) Luke will assist Connacher in the preparation of the Information Circular and provide to Connacher, in a timely and expeditious manner, all information as may be reasonably requested by Connacher or is required by the Interim Order or Applicable Laws, with respect to the Luke Parties for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(r) Luke shall provide notice to Connacher of the Luke Meeting and allow Connacher's representatives and legal counsel to attend such Luke Meeting;

(s) Luke shall indemnify and save harmless Connacher and the directors, officers and agents of Connacher from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Connacher or any director, officer or agent of Connacher may be subject or which Connacher or any director,

officer or agent of Connacher may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation by Luke in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Luke in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Luke Shares; and

(iii) Luke not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Luke shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Connacher Information included in the Information Circular, the negligence of Connacher or the non-compliance by Connacher with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement unless such act of negligence or non-compliance was done at the request or with the consent or acquiescence of Luke;

(t) except for proxies and other non-substantive communications with securityholders, Luke will furnish promptly to Connacher or Connacher's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Luke in connection with: (i) the Arrangement; (ii) the Luke Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(u) management of Luke shall solicit proxies to be voted at the Luke Meeting in favour of matters to be considered at the Luke Meeting, including the Merger Resolution;

(v) Luke shall conduct the Luke Meeting in accordance with the CBCA, Applicable Canadian Securities Laws and any instrument governing the Luke Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(w) Luke will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, reasonably required to be made on the part of Luke in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(x) in the event that dissent rights are given to Luke Shareholders under the terms of the Interim Order, Luke shall promptly advise Connacher of the number of Luke Shares for which Luke receives notices of dissent or written objections to the Arrangement and provide Connacher with copies of such notices and written objections;

(y) prior to the Effective Date, Luke will cooperate with Connacher, to the extent reasonably required, in making application to list the Connacher Shares issuable pursuant to the Arrangement on the TSX; and

(z) Luke shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement.

### 3.3 Mutual Covenants Regarding the Arrangement

From December 12, 2005 until the Effective Date or termination of this Agreement, each of Connacher and Luke will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations (and those of any of its subsidiaries) hereunder and the obligations of the Other Party hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to ensure that the Information Circular provides Luke Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out the Connacher Information in the form approved by Connacher and the Luke Information in the form approved by Luke and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Connacher or Luke that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Luke Board of Directors that the Arrangement is fair to Luke Shareholders and is in the best interests of Luke and Luke Shareholders, and include the unanimous recommendation of the Luke Board of Directors that the Luke Shareholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of Luke's financial advisor that the Arrangement is fair, from a financial point of view, to Luke Shareholders; provided that, notwithstanding the covenants of Luke in this subsection, prior to the completion of the Arrangement, the Luke Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of the Luke Board of Directors, acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of a meeting of the Luke Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Luke Board of Directors and, if applicable, provided the Luke Board of Directors shall have complied with the provisions of Sections 3.4 and 6.1;

(b) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts for the purposes of effecting the Arrangement;

(c) to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees pursuant to the provisions of Section 2.4(6);

(d) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(e) to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, and each of Connacher and Luke will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Connacher and Luke, subject in all cases to the Luke Confidentiality Agreement and the Connacher Confidentiality Agreement;

(f) reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders or the tax deferred treatment to such securityholders in respect of the "Share Consideration Portion" (as defined in the Plan of Arrangement) to be received by such securityholders; and

(g) to cause the Closing Date to occur on or before March 31, 2006 (the "**Outside Date**") and to cause the mailing of the Information Circular to Luke Shareholders to occur as soon as reasonably practicable following the date hereof and in any event by February 15, 2006 (the "**Mailing Date**").

**3.4 Mutual Covenants Regarding Non-Solicitation**

(a) Luke shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Luke relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Luke shall not, directly or indirectly, do or authorize, or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Luke and its officers, directors and advisors may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such party or any of its officers, directors or employees or any financial

advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Luke Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Connacher as set out below), may furnish to such third party information concerning Luke and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the Luke Board of Directors determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are, or are likely to be, available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Luke Shareholders than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Luke Board of Directors, that the taking of such action is necessary for the Luke Board of Directors in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Luke provides prompt notice to Connacher to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Connacher, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Luke shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Connacher, copies of all information provided to such party and all other information reasonably requested by Connacher), within 24 hours of the receipt thereof, shall keep Connacher informed of the status and details of any such inquiry, offer or proposal and answer the Connacher's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Luke Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the Luke Board of Directors, that the taking of such action is necessary for the Luke Board of Directors in discharge of its fiduciary duties under applicable laws and Luke complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(e) and concurrently therewith pays the amount required by Section 6.1 to Connacher.

(c) Upon receipt of a Superior Proposal, Luke shall give Connacher, orally and in writing, at least 72 hours advance notice of any decision by the Luke Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Luke Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Luke agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Luke shall and shall cause its financial and legal advisors to, negotiate in good faith with Connacher and its financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Luke to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Connacher proposes to amend this Agreement and the Arrangement to provide that the Luke Shareholders shall receive a value per Luke Share equal to or having a value greater than the value per Luke Share provided in the Superior Proposal and so advises the Luke Board of Directors prior to the expiry of such 72 hour period, the Luke Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement .

(d) Connacher agrees that all information that may be provided to it by Luke with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Confidential Information**" as that term is defined in the Luke Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Connacher shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Connacher shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

### 3.5 Provision of Information; Access

From and after December 12, 2005 until the Effective Date or termination of this Agreement, each Party shall provide the Other Party and its representatives access, during normal business hours and at such other time or times as Luke or Connacher may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Luke or Connacher, as the case may be, all information concerning its business, properties and personnel as Luke or Connacher may reasonably request, which information shall remain subject to the Luke Confidentiality Agreement and the Connacher Confidentiality Agreement, as the case may be, in order to permit Luke and Connacher to be in a position to expeditiously and efficiently integrate the business and operations of each of Luke and Connacher immediately upon but not prior to the Closing Date. Without limitation, representatives of Connacher will be permitted to attend Luke's weekly operations meetings. Each Party agrees to keep the other fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Luke and Connacher. Each Party shall confer with and obtain the approval of the Other Party (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES

### 4.1 Representations and Warranties of Connacher

Connacher represents and warrants to and in favour of Luke and acknowledges that Luke is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Organization and Qualification. Each of Connacher, AcquisitionCo and GDOC is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Connacher Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Connacher Parties. Copies of the constating documents of the Connacher Parties provided to Luke, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative this Agreement. Each of Connacher and AcquisitionCo has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Connacher and AcquisitionCo of the transactions contemplated by the Arrangement has been duly authorized by the Connacher Board of Directors and the AcquisitionCo Board of Directors and no other proceedings on the part of Connacher and AcquisitionCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Connacher and AcquisitionCo and constitutes a legal, valid and binding obligation of Connacher and AcquisitionCo enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Connacher has no subsidiaries (other than AcquisitionCo and GDOC) that are material to its business, operation or financial condition.

(d) No Violations. Except as disclosed to Luke in writing prior to December 12, 2005, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Connacher and AcquisitionCo nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Connacher Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Connacher Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of any Connacher Party; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other

instrument or obligation to which a Connacher Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Connacher Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Connacher Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Connacher Parties taken as a whole, or significantly impede the ability of the Connacher Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Connacher Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement: (A) there is no legal impediment to the Connacher Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Connacher Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Connacher Parties, or significantly impede the ability of the Connacher Parties to consummate the Arrangement.

(e) <u>Litigation</u>. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Connacher, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Connacher Parties, or affecting, or that would reasonably be expected to affect, any of their property or assets at law or equity or before or by any court or Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Connacher Parties which, if successful, would reasonably be expected to cause a Material Adverse Change to the Connacher Parties, or would significantly impede the ability of the Connacher Parties to consummate the Arrangement.

(f) <u>Taxes, etc</u>. Except as disclosed in writing to Luke prior to December 12, 2005:

(i) All Tax Returns required to be filed by or on behalf of any Connacher Parties for periods ended on and prior to December 31, 2004 have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Connacher Parties with respect to items or periods covered by such Tax Returns;

(ii) Connacher has paid or provided adequate accruals in the Connacher Financial Statements for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) no material deficiencies exist or have been asserted with respect to Taxes of Connacher or any of its subsidiaries;

(iv) none of Connacher or its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Connacher has such an event

been asserted or threatened against Connacher or its subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Connacher Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Connacher or its subsidiaries. No audit by tax authorities of Connacher or its subsidiaries is in process or pending, to the knowledge of Connacher;

(v) Connacher has provided adequate accruals in the Connacher Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Connacher and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Connacher or its subsidiaries for such periods.

(g) Reporting Issuer Status. Connacher is a "reporting issuer" (where such concept exists) in all provinces of Canada (other than Quebec) and is in material compliance with all Applicable Canadian Securities Laws therein and the Connacher Shares are listed and posted for trading on the TSX.

(h) Capitalization. As of the date hereof, the authorized capital of Connacher consists of an unlimited number of Connacher Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of the date hereof there are issued and outstanding 141,208,903 Connacher Shares, nil first preferred shares and nil second preferred shares. Other than (i) 8,387,167 Connacher Shares reserved for issuance under Connacher's Stock Option Plan, (ii) 639,798 Connacher Shares which may be issued upon the conversion of outstanding Connacher warrants, (iii) 8,571,500 Connacher Shares (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full) to be issued in connection with Connacher's bought deal private placement scheduled to close on or about February 23, 2006, and (iv) up to 1,000,000 Connacher Shares issuable in connection with the proposed acquisition of refinery assets of Montana Refining Company from Holly Corporation (the securities listed in subsections 4.1(h)(i), (ii) and (iii) are collectively, the "**Connacher Securities Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Connacher of any securities of Connacher (including Connacher Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Connacher (including Connacher Shares). All outstanding Connacher Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Connacher Shares issuable pursuant to the Connacher Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Connacher is the beneficial direct or indirect owner of all of the outstanding shares of each of AcquisitionCo and GDOC with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Connacher's credit facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by either of AcquisitionCo or GDOC of by any securities of either of AcquisitionCo or GDOC or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of either of AcquisitionCo or GDOC. All outstanding securities of each of AcquisitionCo and GDOC have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of the Connacher Shares or any other securities of Connacher or AcquisitionCo has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Connacher, are contemplated or threatened under any Applicable Laws or by any regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Connacher Parties' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to Luke prior to December 12, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Connacher Party that is a party thereto is not in material default under any such agreements.

(l) Filings. The information and statements set forth in the information filed by Connacher after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws (the "**Connacher Public Record**") as at the date of this Agreement, as relates to Connacher, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Connacher which is not disclosed in the Connacher Public Record, and Connacher has not filed any confidential material change reports which continue to be confidential. Connacher will deliver to Luke, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Connacher with any Governmental Authority subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Luke Parties, as to which Connacher makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record: (i) the Connacher Parties have conducted their respective businesses only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Connacher, taken as a whole, has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of the Connacher Parties, provided that the Parties hereto acknowledge and agree that: (1) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (2) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation.

(n) Books and Records. The minute books of the Connacher Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Connacher Financial Statements; (ii) Connacher's revised initial annual information form dated March 24, 2005 (including all documents incorporated by reference therein); (iii) Connacher's information circular and proxy statement dated March 24, 2005; (iv) all Connacher press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005; and (v) all prospectuses or other offering documents used by Connacher in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Connacher Financial Statements and other financial statements of Connacher included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Connacher's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Connacher on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Connacher on a consolidated basis. There has been no material change in Connacher accounting policies, except as described in the notes to the Connacher Financial Statements, since January 1, 2005.

(p) Absence of Undisclosed Liabilities. None of Connacher or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Connacher Financial Statements (the "**Connacher Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Connacher Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Connacher Balance Sheet and consistent with past practice provided that:

(A) the Parties hereto acknowledge and agree Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation;

(B) Connacher has approved $45 million of purchase commitments in respect of the development of Connacher's Great Divide oil sands project;

(C) Connacher has entered into an agreement to sell to a syndicate of underwriters on a bought deal private placement basis 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full) and, in that regard, Connacher and the underwriters will at closing (which is expected to occur on or about February 23, 2006) enter into an underwriting agreement containing representations, warranties and covenants of Connacher typical for a private placement of this nature; and

(D) Connacher has entered into an offer to lease with a third party with respect to the lease by the Corporation of up to 30,000 square feet of office space for a term of ten years, subject to renewal at the option of the Corporation, commencing on or about July 1, 2007; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in writing to Luke prior to December 12, 2005 or other than as has been disclosed in the Connacher Public Record, there has not occurred any material spills, emissions or pollution on any property of any Connacher Party, nor have any of the Connacher Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to cause a Material Adverse Change to the Connacher Parties. All operations of the Connacher Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change to the Connacher Parties, taken as a whole. None of the Connacher Parties is subject to or aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Connacher Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would reasonably be expected to cause a Material Adverse Change to the Connacher Parties.

(r) Title. Although it does not warrant title, except as disclosed in writing to Luke prior to December 12, 2005, Connacher has no knowledge and is not aware of any defects, failures or impairments in the title of the Connacher Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could reasonably be expected to have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Connacher Parties; or (iii) the current consolidated cash flow of the Connacher Parties.

(s) Licences. Except as disclosed in the Connacher Public Record, each of the Connacher Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits,

certificates, consents, orders, grants and other authorizations the absence of which would not reasonably be expected to have a Material Adverse Effect on the Connacher Parties.

(t) Compliance with Laws. Each of the Connacher Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Connacher Parties or on the ability of the Connacher Parties to consummate the transactions contemplated by the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Connacher Public Record, none of the Connacher Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Investment Canada Act. Connacher is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(w) Insurance. Policies of insurance are in force as of the date hereof naming a Connacher Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Connacher Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(x) Indebtedness To and By Officers, Directors and Others. None of the Connacher Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Connacher Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Connacher Parties.

(y) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Connacher Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Connacher Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Connacher Party from engaging in this business or from competing with any Person or in any geographic area.

(z) Guarantees and Indemnification. Other than as disclosed in writing to Luke, no Connacher Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Connacher Party and the indemnification by Connacher of certain obligations of Petrolifera and its subsidiaries in respect of its work commitments for Blocks 106 and 107 in Peru.

(aa) Information to Independent Engineer. Connacher has no reason to believe that: (i) the report prepared by D&M dated July 25, 2005 and effective June 30, 2005 with respect to Connacher's then interest in the crude oil, natural gas and natural gas liquids reserves in the Puesto Morales, Argentina properties owned by Petrolifera and its report dated August 8, 2005 and effective June 30, 2005 with respect to Connacher's conventional crude oil, natural gas and natural gas liquids reserves in the provinces of Saskatchewan and Alberta (collectively, the "**D&M Reports**"); (ii) the report prepared by GLJ dated July 29, 2005 and effective September 1, 2005 with respect to Connacher's bitumen reserves and resources related to Connacher's Great Divide oil sands property comprising 101 sections of oil sands leases (the "**Connacher GLJ Report**"); (iii) the report prepared by SJA dated February 18, 2005 effective December 31, 2005 with respect to Connacher's undeveloped lands (the "**SJA Report**"); and (iv) if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Connacher Information, whether in addition to or as a replacement for the reports referred to above, was not accurate in all material respects as at the effective date of such reports, and, except for any impact of changes in commodity prices, which may or may not be material, Connacher has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such reports; provided that, commencing in the third quarter of 2005, Connacher ceased to consolidate the accounts of Petrolifera with the accounts of Connacher (the "**Petrolifera De-Consolidation**") and now records its investment in Petrolifera on an equity basis and accordingly, the quantity and pre-tax present worth values of oil and gas reserves attributable to interests held by Petrolifera must be adjusted to reflect Connacher's equity interest share of Petrolifera's proved, probable and possible reserves rather than the 100% interest of Connacher in such reserves as disclosed in the D&M Report. Connacher provided to each of D&M, GLJ and SJA all information requested by each of D&M, GLJ and SJA in connection with the preparation of the D&M Report, the Connacher GLJ Report and the SJA Report, as applicable, and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the information so provided since the date thereof (except as noted above with respect to the Petrolifera De-Consolidation).

(bb) No Insider Rights. No director, officer, insider or other party not at arm's length to any Connacher Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Connacher Party.

(cc) Disclosure. The data and information in respect of the Connacher Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by, or on behalf of, Connacher to, or on behalf of, Luke was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(dd) No Defaults under Leases and Agreements. Except as disclosed in writing to Luke:

(i) no Connacher Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Connacher Parties' oil and gas assets to which a Connacher Party is a party or by or to which a Connacher Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Connacher Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ee) No Encumbrances. None of the Connacher Parties has encumbered or alienated its interest in the Connacher Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to security interests for the benefit of the lenders under Connacher's credit facilities (including the proposed credit facilities with BNP Paribas) and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Connacher Public Record, any governmental registry (including the personal property registry) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Connacher.

(ff) No Reduction of Interests. Except as disclosed in writing to Luke prior to December 12, 2005, none of the Connacher Parties' oil and gas assets are subject to reduction by reference to payout of, or production penalty on, any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Connacher Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(gg) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Connacher Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(hh) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Connacher Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Connacher Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which

such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Connacher Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(ii) Operation and Condition of Wells. All wells in which any of the Connacher Parties holds an interest:

(i) for which any of the Connacher Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws; and

(ii) for which none of the Connacher Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws would not in the aggregate have a Material Adverse Effect;

(jj) Operation and Condition of Tangibles. The Connacher Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Connacher Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which a Connacher Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Connacher Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Connacher Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws would not in the aggregate have a Material Adverse Effect.

(kk) Brokers and Finders. The Connacher Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated other than the retainer of Mustang Capital Partners Inc. in connection with Connacher's acquisition and financing of certain refinery assets and inventory from Holly Corporation and the retainer of GMP Securities L.P. to act as dealer manager to assist in the solicitation of holders of Luke Shares to approve the Arrangement.

(ll) Place of Principal Offices. The principal offices of the Connacher Parties are not located within the United States.

(mm) Location of Assets and U.S. Sales. Except with respect to certain refinery assets in connection with which Connacher has executed a non-binding exclusivity letter and which may be acquired by Connacher prior to the Closing Date, the assets and property of the Connacher Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Connacher's most recent fiscal year.

(nn) Foreign Private Issuer. Connacher is a "foreign private issuer" as defined in Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(oo) Investment Company. To its knowledge and awareness, and without investigation, Connacher is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(pp) Board Approval. The Connacher Board of Directors has unanimously endorsed the Arrangement and approved this Agreement and the Arrangement.

(qq) Disclosure. To the knowledge of Connacher, Connacher has not withheld from Luke any material information or documents concerning Connacher or any of its subsidiaries or their respective assets or liabilities during the course of Luke's review of Connacher and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided, or to be provided, to Luke by Connacher pursuant hereto (including without limitation, any matter disclosed by Connacher in the Connacher Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(rr) Financing. Connacher and AcquisitionCo have made all necessary arrangements to ensure that the required funds are and will be available to fund the cash payment obligations of Connacher and AcquisitionCo pursuant to the Arrangement and each of Connacher and AcquisitionCo are not aware of any impediment to the funding of the cash payment obligations of Connacher and AcquisitionCo pursuant to the Arrangement.

### 4.1.1 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Luke and acknowledges that Luke is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Parent and Subsidiaries. Connacher owns all of the issued and outstanding shares of AcquisitionCo and AcquisitionCo has no subsidiaries that are material to its business, operation or financial condition.

(b) Capitalization. As of the date hereof, the authorized capital of AcquisitionCo consists of an unlimited number of common shares, of which 100 common shares of AcquisitionCo are issued and outstanding. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AcquisitionCo of any securities of AcquisitionCo (including common shares of AcquisitionCo) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of AcquisitionCo (including common shares of AcquisitionCo). All outstanding

common shares in the capital of AcquisitionCo have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(c) Material Agreements. There are no agreements material to the conduct of AcquisitionCo's affairs or businesses, as applicable, except for those entered into in connection with the Arrangement (including, without limitation, this Agreement), any agreement which may be entered into by AcquisitionCo in connection with obtaining the funds necessary to satisfy the cash payment obligations of Connacher and AcquisitionCo pursuant to the Arrangement or those entered into in the ordinary course of business, and all such material agreements are, or will be at the time entered into, valid and subsisting and AcquistionCo is not in material default under any such agreements to which it is a party as of the date hereof.

### 4.2 Representations and Warranties of Luke

Luke represents and warrants to and in favour of Connacher and acknowledges that Connacher is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Luke is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted and LEP is a partnership duly created and validly existing under the Laws of the Province of Alberta and its partners have the requisite partnership power and authority to own the assets and to carry on its business on behalf of LEP as now conducted by LEP. Each of the Luke Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Luke Parties. Copies of the constating documents of the Luke Parties provided to Connacher, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative this Agreement. Luke has the requisite corporate power and authority to execute this Agreement to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Luke of the transactions contemplated by the Arrangement has been duly authorized by the Luke Board of Directors and, subject to the requisite approval of the Luke Shareholders and the obtaining of the Final Order, no other proceedings on the part of Luke are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Luke and constitutes a legal, valid and binding obligation of Luke enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Luke has no subsidiaries other than 6419101 Canada Inc. that are material to its business, operation or financial condition and Luke and 6419101 Canada Inc. are the only partners of LEP.

(d) No Violations. Except as disclosed to Connacher in writing prior to December 12, 2005, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Luke nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Luke Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Luke Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of any Luke Party; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust agreement, lien, contract or other instrument or obligation to which a Luke Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Luke Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Luke Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Luke Parties taken as a whole, or significantly impede the ability of the Luke Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Luke Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Luke Shareholders and the obtaining of the Final Order: (A) there is no legal impediment to the Luke Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Luke Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Luke Parties, or significantly impede the ability of the Luke Parties to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Luke, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Luke Parties or affecting or that would reasonably be expected to affect any of their respective property or assets at law or equity or before or by any court or Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Luke Parties which, if successful, would reasonably be expected to cause a Material Adverse Change to the Luke Parties, or would significantly impede the ability of the Luke Parties to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in writing to Connacher prior to December 12, 2005:

(i) All Tax Returns required to be filed by or on behalf of any Luke Parties for periods ended on and prior to December 31, 2004 have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a

timely basis, and no other Taxes are payable by any Luke Parties with respect to items or periods covered by such Tax Returns;

(ii) Luke has paid or provided adequate accruals in the Luke Financial Statements for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and prior to December 31, 2004, Connacher has been furnished by Luke true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any Luke Party or on behalf of any Luke Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Luke Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Luke or any of its subsidiaries;

(v) none of Luke or its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Luke, has such an event been asserted or threatened against Luke or its subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Luke Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Luke or its subsidiaries. No audit by tax authorities of Luke or its subsidiaries is in process or pending, to the knowledge of Luke; and

(vi) Luke has provided adequate accruals in the Luke Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Luke and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Luke or its subsidiaries for such periods.

(g) Reporting Issuer Status. Luke is a "reporting issuer" (where such concept exists) in the provinces of British Columbia, Alberta, Ontario, Quebec and New Brunswick and is in material compliance with all Applicable Canadian Securities Laws therein and the Luke Shares are listed and posted for trading on the TSX.

(h) Capitalization. As of the date hereof, the authorized capital of Luke consists of an unlimited number of Luke Shares and an unlimited number of preferred shares issuable in series. As of the date hereof there are issued and outstanding 37,128,924 Luke Shares and nil preferred shares. Other than Luke Options and 3,583,232 Luke Shares reserved for issuance under the Luke Option Plan, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Luke of any securities of Luke (including Luke Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Luke (including Luke Shares). All outstanding Luke Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Luke Shares issuable upon the exercise of Luke Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Luke is the beneficial direct or indirect owner of all of the outstanding shares of the Luke Parties (other than Luke), and the Luke Parties are the

owners of all of the outstanding securities of LEP, with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Luke's credit facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Luke Parties (other than Luke) of any securities of the Luke Parties (other than Luke) or of LEP or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Luke Parties (other than Luke) or of LEP. All outstanding securities of the Luke Parties (other than Luke) and of LEP have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Luke Shares or any other securities of Luke has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Luke, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Luke Parties' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to Connacher prior to December 12, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Luke Party that is a party thereto is not in material default under any such agreements.

(l) Filings. The information and statements set forth in the information filed by Luke after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws (the "**Luke Public Record**") as at the date of this Agreement, as relates to Luke, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Luke which is not disclosed in the Luke Public Record, and Luke has not filed any confidential material change reports which continue to be confidential. Luke will deliver to Connacher, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Luke with any Governmental Authority subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Connacher Parties, as to which Luke makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record: (i) the Luke Parties have conducted their respective businesses only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Luke, taken as a whole, has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of the Luke Parties.

(n) Books and Records. The records and minute books of the Luke Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Luke Financial Statements; (ii) Luke's annual information form dated March 28, 2005 (including all documents incorporated by reference therein); (iii) Luke's information circular and proxy statement dated March 28, 2005; and (iv) all Luke press releases and material change reports filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Luke Financial Statements and other financial statements of Luke included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Luke's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Luke on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Luke on a consolidated basis. There has been no material change in Luke accounting policies, except as described in the notes to the Luke Financial Statements, since January 1, 2005. Luke has not filed: (i) any business acquisition reports or similar documents; or (ii) any prospectuses or other offering document used by Luke in the offering of its securities, with the Securities Authorities since January 1, 2005.

(p) Absence of Undisclosed Liabilities. None of Luke or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Luke Financial Statements (the "**Luke Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Luke Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Luke Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in writing to Connacher prior to December 12, 2005 or other than as has been disclosed in the Luke Public Record, there has not occurred any material spills, emissions or pollution on any property of any Luke Party, nor have any of the Luke Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to cause a Material Adverse Change to the Luke Parties. All operations of the Luke Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change to the Luke Parties, taken as a whole. None of the Luke Parties is subject to or aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Luke Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would reasonably be expected to cause a Material Adverse Change to the Luke Parties.

(r) Title. Although it does not warrant title, except as disclosed in writing to Connacher prior to December 12, 2005, Luke has no knowledge and is not aware of any defects, failures or impairments in the title of the Luke Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could reasonably be expected to have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Luke Parties; or (iii) the current consolidated cash flow of the Luke Parties.

(s) Licences. Except as disclosed in the Luke Public Record, each of the Luke Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not reasonably be expected to have a Material Adverse Effect on the Luke Parties.

(t) Compliance with Laws. Each of the Luke Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Luke Parties or on the ability of the Luke Parties to consummate the transactions contemplated by the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Luke Public Record, none of the Luke Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. The Luke Board of Directors has received a verbal opinion as of December 12, 2005 (and have been advised that they will receive a written opinion) from GMP Securities L.P. that the consideration to be received by Luke Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Luke Shareholders.

(w) *Investment Canada Act*. Luke is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(x) Employee Benefit Plans. Luke has made available to Connacher true, complete and correct copies of each employee benefits plan (the "**Luke Plans**") covering active, former or retired employees of the Luke Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Luke Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been

made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Luke Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Luke, there are no pending or anticipated material claims against or otherwise involving any of the Luke Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Luke Plan activities) has been brought against or with respect to any Luke Plan; (v) all material contributions, reserves or premium payments required to be made to the Luke Plans have been made or provided for; and (vi) no Luke Party has any material obligations for retiree health and life benefits under any Luke Plan.

(y) Insurance. Policies of insurance are in force as of the date hereof naming a Luke Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Luke Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z) Indebtedness To and By Officers, Directors and Others. None of the Luke Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Luke Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Luke Parties.

(aa) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Luke Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Luke Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Luke Party from engaging in this business or from competing with any Person or in any geographic area.

(bb) Guarantees and Indemnification. Other than as disclosed in writing to Connacher, no Luke Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Luke Party.

(cc) Information to Independent Engineer. Luke has no reason to believe that the report prepared by GLJ dated July 27, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Luke as of June 30, 2005 (the "**Luke GLJ Report**") and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Luke Information, whether in addition to or as a replacement for the reports referred to above; was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Luke has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of

future net production revenues or other relevant information from that disclosed in that report. Luke has provided to GLJ all information requested by GLJ in connection with the preparation of the Luke GLJ Report and such information was accurate and correct in all material respects as at the respective date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective date thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd) No Insider Rights. No director, officer, insider or other party not at arm's length to any Luke Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Luke Party.

(ee) Disclosure. The data and information in respect of the Luke Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Luke to or on behalf of Connacher was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff) Production. For the month of December 2005, the Luke Parties' oil and natural gas production was not less than 2,800 barrels of oil equivalent ("**boe**") per day using the boe conversion factor set out in the Information Circular.

(gg) No Defaults under Leases and Agreements. Except as disclosed in writing to Connacher:

(i) no Luke Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Luke Parties' oil and gas assets to which a Luke Party is a party or by or to which a Luke Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Luke Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh) No Encumbrances. None of the Luke Parties has encumbered or alienated its interest in the Luke Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to security interests for the benefit of the lenders under Luke's credit facilities and derivative transactions with the lenders (and other affiliates)

thereunder or encumbrances disclosed in the Luke Public Record, any governmental registry (including the personal property registry) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Connacher.

(ii) No Reduction of Interests. Except as disclosed in writing to Connacher prior to December 12, 2005, none of the Luke Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Luke Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Luke Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not, in the aggregate, have a Material Adverse Effect.

(kk) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Luke Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Luke Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Luke Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(ll) Operation and Condition of Wells. All wells in which any of the Luke Parties holds an interest:

(i) for which any of the Luke Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws; and

(ii) for which none of the Luke Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws would not, in the aggregate, have a Material Adverse Effect;

(mm) Operation and Condition of Tangibles. The Luke Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Luke Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which a Luke Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Luke Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which none of the Luke Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws, would not, in the aggregate, have a Material Adverse Effect.

(nn) Outstanding AFEs. Other than as set forth in the Disclosure Letter, there are no outstanding authorizations for expenditure pertaining to any of the Luke Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after December 12, 2005 in excess of $100,000 in aggregate.

(oo) Brokers and Finders. The Luke Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Luke as financial advisor as set forth in the Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Luke Parties to such financial advisor is set forth in the Disclosure Letter and as supplemented and amended in the fee acknowledgement letter between Luke and GMP dated January 9, 2006, a copy of which has been provided to Connacher. After the payment of such financial obligations to Luke's financial advisor, the Luke Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(pp) Employment and Officer Obligations. Other than employment agreements with Luke employees as disclosed in the Disclosure Letter, there are no existing health plan or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of the Luke Parties. The obligations of Luke Parties such Luke employment agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Luke incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Disclosure Letter.

(qq) Confidentiality Agreements. All agreements entered into by Luke with persons other than Connacher regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Luke or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Luke Confidentiality Agreement and Luke has not waived the standstill or other provisions of any of such agreements.

(rr) Outstanding Acquisitions. The Luke Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ss) Place of Principal Offices. The principal offices of the Luke Parties are not located within the United States.

(tt) Location of Assets and U.S. Sales. The assets and property of the Luke Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Luke's most recent fiscal year.

(uu) Foreign Private Issuer. Luke is a "foreign private issuer" as defined in Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(vv) Investment Company. To its knowledge and awareness, Luke is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(ww) Board Approval. The Luke Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Luke and the Luke Shareholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Luke Shareholders and has resolved to unanimously recommend approval of the Arrangement by Luke Shareholders.

(xx) Disclosure Letter. The matters disclosed to Connacher in the Disclosure Letter remain true and correct as of the date hereof.

(yy) Disclosure. To the knowledge of Luke, Luke has not withheld from Connacher any material information or documents concerning Luke or any of its subsidiaries or their respective assets or liabilities during the course of Connacher's review of Luke and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Connacher by Luke pursuant hereto (including without limitation, any matter disclosed by Luke in the Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

**4.3 Privacy Issues**

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative,

legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to Connacher by Luke in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the Other Party shall forthwith cease all use of the Personal Information acquired by the Other Party in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

## ARTICLE 5
## CONDITIONS PRECEDENT

### 5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to February 15, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Connacher and Luke, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Connacher and Luke, acting reasonably, on appeal or otherwise;

(b) the Mailing Date shall occur not later than February 15, 2006;

(c) the Merger Resolution shall have been passed by the Luke Shareholders, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Connacher and Luke, acting reasonably;

(d) on or prior to March 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Connacher and Luke, acting reasonably;

(e) the Articles of Arrangement to be filed with the Director in accordance with the Arrangement shall be in form and substance satisfactory to each of Connacher and Luke, acting reasonably;

(f) the Arrangement shall have become effective on or prior to March 31, 2006;

(g) unless Luke has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Luke, which shall be for not more than a period of three years, with substantially the same coverage and amounts containing substantially similar terms and conditions as Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000, Connacher and Luke shall enter into written agreements effective as of the Effective Date satisfactory to each of Connacher and Luke, acting reasonably, pursuant to which Connacher shall agree that, for a period of three years after the Effective Date, it shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Luke providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Luke with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts containing substantially similar terms and conditions to Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000;

(h) all required domestic and foreign regulatory, governmental and third party approvals and consents, including, without limitation, those of any stock exchanges, securities regulatory authorities or antitrust authorities, in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Connacher and Luke, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX of the Connacher Shares to be issued pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods, including the waiting period under the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, if applicable to the

transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i) the Arrangement and the consummation thereof shall have been approved by Luke's lenders on a basis acceptable to Connacher and Luke, each acting reasonably; and

(j) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Luke and Connacher and may be asserted by Luke and Connacher regardless of the circumstances and may be waived by Luke and Connacher (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Luke or Connacher may have.

### 5.2 Additional Conditions to Obligations of Connacher

The obligation of Connacher to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a) Representations and Warranties: the representations and warranties made by Luke in this Agreement and the Disclosure Letter shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and Luke shall have provided to Connacher a certificate of two senior officers certifying such accuracy on the Closing Date;

(b) Covenants: Luke shall have complied in all material respects with its covenants herein and Luke shall have provided to Connacher a certificate of two senior officers certifying compliance with such covenants;

(c) No Material Adverse Change: no Material Adverse Change shall occur in the affairs, operations or business of Luke from and after the date hereof and prior to the Closing Date, and no Material Adverse Change in the financial condition of Luke shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Closing Date from that reflected in the Luke Financial Statements (other than a Material Adverse Change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this Agreement, or consented to by Connacher);

(d) No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force

of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Connacher, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Luke or Connacher or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(e) No Material Breach: Luke shall not be in material breach of its obligations under this Agreement;

(f) Approvals: Connacher and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties, on terms and conditions satisfactory to Connacher, acting reasonably, including without limitation:

(i) the approval of the Luke Shareholders required for the Arrangement pursuant to the CBCA or as required by the Court and other matters relating to the Arrangement;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada), the *Investment Canada Act* (Canada) and those of the TSX (in respect of the additional listing of the Connacher Shares issuable under the terms of the Arrangement) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(iii) the approval of the Court; and

(iv) the approval or consent of Luke's and Connacher's bankers and creditors, as required, (collectively, the "**Third Party Approvals**");

(g) Dissents: if dissent rights are granted to Luke Shareholders by the Court in connection with the Arrangement, holders of not more than 5% of the issued and outstanding Luke Shares, in the aggregate, shall have exercised rights of dissent in relation to the Arrangement;

(h) Debt: as at December 31, 2005, Luke's Debt shall not have exceeded $6 million, without the prior written approval of Connacher;

(i) Compliance: each of the acts and undertakings of Luke to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by Luke;

(j) Board and Shareholder Authorization: Luke shall have furnished Connacher with:

(i) certified copies of the resolutions duly passed by the Luke Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Luke Shareholders, duly passed at the Luke Meeting, approving the Merger Resolution;

(k) Related Party Indebtedness: any director, officer, insider or other non-arm's length party that is indebted to Luke shall have repaid such indebtedness on or prior to completion of the Arrangement.

(l) Luke Options: all Luke Options shall have been exercised or terminated.

(m) Releases: executed releases in a form acceptable to Connacher shall have been received by Connacher on or prior to the Closing Date from each person entitled to receive a severance amount or Luke Change of Control Payment, each as set forth in Section 2.4 hereof, provided however that such releases may be received following the Closing Date so long as such severance or change of control payments are only released to the person entitled thereto in exchange for such a release acceptable to Connacher.

(n) Closing: the Closing Date shall have occurred not later than the Outside Date.

The conditions in this Section 5.2 are for the exclusive benefit of Connacher and may be asserted by Connacher regardless of the circumstances or may be waived by Connacher in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Connacher may have. If any of the foregoing conditions are not satisfied or waived, this Agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date, save and except for Article 6 and Section 4.3 hereof which shall survive such termination and remain in full force and effect.

### 5.3 Additional Conditions to Obligations of Luke

The obligation of Luke to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a) Representations and Warranties: the representations and warranties made by or on behalf of Connacher and AcquisitionCo in this Agreement shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement including, without limitation, that: (i) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (ii) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and may, in connection therewith, incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation), and Connacher shall have provided to Luke a certificate of two senior officers certifying such accuracy on the Closing Date;

(b) Covenants: Connacher and AcquisitionCo shall have complied in all material respects with their respective covenants herein and Connacher shall have provided to Luke a certificate of two senior officers certifying compliance with such covenants;

(c) No Material Adverse Change: no Material Adverse Change shall occur in the affairs, operations or business of Connacher and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Closing Date, and no Material Adverse Change in the financial condition of Connacher and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Closing Date from that reflected in the

Connacher Financial Statements (other than a Material Adverse Change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; (iii) arising as a result of any matter permitted by this Agreement, or consented to by Luke or (iv) changes in the market value of the securities of Petrolifera which are beneficially owned by Connacher, provided that: (1) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (2) the Parties hereto acknowledge and agree that Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation);

(d) No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Luke, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Luke, Connacher or AcquisitionCo or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(e) No Material Breach: Neither Connacher nor Luke shall be in material breach of any of their respective obligations under this Agreement;

(f) Approvals: Connacher, AcquisitionCo and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties on terms and conditions satisfactory to Luke, acting reasonably, including, without limitation, the Third Party Approvals;

(g) Compliance: each of the acts and undertakings of Connacher and AcquisitionCo to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by Connacher and AcquisitionCo;

(h) Board Authorization: Connacher shall have furnished Luke with certified copies of the resolutions duly passed by the Connacher Board of Directors and the AcquisitionCo Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(i) Closing: the Closing Date shall have occurred not later than the Outside Date.

The conditions in this Section 5.3 are for the exclusive benefit of Luke and may be asserted by Luke regardless of the circumstances or may be waived by Luke in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Luke may have. If any of the foregoing conditions are not satisfied or waived, this Agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date, save and except for Article 6 and Section 4.3 hereof which shall survive such termination and remain in full force and effect.

**5.4 Notice and Effect of Failure to Comply with Conditions**

(a) Each of Connacher and Luke shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

**5.5 Satisfaction of Conditions**

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

## ARTICLE 6
## AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

**6.1 Connacher Damages**

Provided that there is no breach of a representation or warranty by Connacher or AcquisitionCo or non-performance by Connacher or AcquisitionCo of any covenant by the date specified herein (excluding the breach of a covenant where Connacher or AcquisitionCo is precluded from satisfying their respective obligation through action or omission of Luke), if at any time after the execution of this Agreement and prior to its termination:

(a) the Luke Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 2.7 in a manner adverse to Connacher or shall have resolved to do so prior to the Closing Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Luke Shareholders or to Luke and the Luke Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Luke is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Luke or materially impedes the completion of the Arrangement, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e) Luke is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Luke or materially impedes the completion of the Arrangement, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "**Connacher Damages Event**"), then in the event of the termination of this Agreement pursuant to Article 8, Luke shall pay to Connacher $10 million (the "**Connacher Termination Fee**") as liquidated damages in immediately available funds to an account designated by Connacher within one business day after the first to occur of the events described above. Following a Connacher Damages Event but prior to payment of the applicable Connacher Termination Fee, Luke shall be deemed to hold such applicable Connacher Termination Fee in trust for Connacher. Luke shall only be obligated to pay one Connacher Termination Fee pursuant to this Section 6.1.

**6.2 Luke Damages**

Provided that there is no breach of a representation or warranty by Luke or non-performance by Luke of any covenant by the date specified herein (excluding the breach of a covenant where Luke is precluded from satisfying its obligation through action or omission of Connacher), if at any time after the execution of this Agreement and prior to its termination:

(a) Connacher and AcquisitionCo fail to complete the Arrangement by the Outside Date for any reason other than an event that constitutes a Connacher Damages Event;

(b) Connacher or AcquisitionCo are in breach of any of their covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of any of the Connacher Parties or materially impedes the completion of the Arrangement, and Connacher fails to cure or cause the cure of such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c) Connacher or AcquisitionCo are in breach of any of their representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a

Material Adverse Change in the affairs, operations or business of any of the Connacher Parties or materially impedes the completion of the Arrangement, and Connacher fails to cure or cause the cure of such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "**Luke Damages Event**"), then in the event of the termination of this Agreement pursuant to Article 8, Connacher shall pay to Luke $3.5 million (the "**Luke Termination Fee**") as liquidated damages in immediately available funds to an account designated by Luke within one business day after the first to occur of the events described above. Following a Luke Damages Event but prior to payment of the applicable Luke Termination Fee, Connacher shall be deemed to hold such applicable Luke Termination Fee in trust for Luke. Connacher shall only be obligated to pay one Luke Termination Fee pursuant to this Section 6.2.

### 6.3 Liquidated Damages

Each party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Luke Confidentiality Agreement or the Connacher Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

## ARTICLE 7
## AMENDMENT

### 7.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Luke Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Luke Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

## ARTICLE 8
## TERMINATION

### 8.1 *Termination*

This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Connacher and Luke;

(b) as provided in Sections 5.1, 5.2 and 5.3;

(c) by Connacher upon the occurrence of a Connacher Damages Event as provided in Section 6.1 provided that in the event of a Connacher Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Connacher unless Luke Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d) by Luke upon the occurrence of a Luke Damages Event as provided in Section 6.2; and

(e) by Luke, in the event that Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Luke has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Connacher the applicable Connacher Termination Fee.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (e) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6, Section 4.3 and each Party's obligations under the Luke Confidentiality Agreement and the Connacher Confidentiality Agreement, which shall survive such termination.

## ARTICLE 9
## NOTICES

### 9.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of Connacher or AcquisitionCo, to:

Connacher Oil and Gas Limited
2600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8

Attention: Richard A. Gusella, President and Chief Executive Officer
Facsimile: (403) 538-6225

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue SW
Calgary, Alberta T2P 4H2

Attention: Jennifer Kennedy
Facsimile: (403) 264-5973

(b) in the case of Luke, to:

Luke Energy Ltd.
1200, 520 - 5th Avenue SW
Calgary, Alberta T2P 3R7

Attention: Harold V. Pedersen, President and Chief Executive Officer
Facsimile: (403) 261-4818

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Chris von Vegesack
Facsimile: (403) 260-0330

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

## ARTICLE 10
## GENERAL

### 10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

### 10.2 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the Other Party.

### 10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld or delayed, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

**10.4 Costs**

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

**10.5 Severability**

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

**10.6 Further Assurances**

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

**10.7 Time of Essence**

Time shall be of the essence of this Agreement.

**10.8 Governing Law**

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

**10.9 Waiver**

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

**10.10 Third Party Beneficiaries.**

The provisions of Section 5.1(h) are: (i) intended for the benefit of all present and former directors and officers of Luke and its subsidiaries and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and shall hold the rights and benefits of Section 5.1(h) in trust for and on behalf of the Third Party Beneficiaries and Connacher hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition

to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

**10.11 Counterparts**

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

**CONNACHER OIL AND GAS LIMITED**

By: (signed) *"Richard A. Gusella"*
Richard A. Gusella
President and Chief Executive Officer

**LUKE ENERGY LTD.**

By: (signed) *"Harold V. Pedersen"*
Harold V. Pedersen
President and Chief Executive Officer

**6492894 CANADA INC.**

By: (signed) *"Richard A. Gusella"*
Richard A. Gusella
President and Chief Executive Officer

# SCHEDULE A

# PLAN OF ARRANGEMENT

## SCHEDULE A

## PLAN OF ARRANGEMENT

## UNDER SECTION 192

## OF THE CANADA BUSINESS CORPORATIONS ACT

## ARTICLE 1
## DEFINITIONS AND INTERPRETATION

### 1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the following meanings:

"**AcquisitionCo**" means 6492894 Canada Inc., a corporation incorporated under the CBCA;

"**AcquisitionCo Shares**" means common shares in the capital of AcquisitionCo;

"**Amalco**" means the corporation resulting for the amalgamation of Luke and AcquisitionCo pursuant to the Arrangement;

"**Amalco Shares**" means the common shares in the capital of Amalco;

"**Amalgamating Corporations**" means Luke and AcquisitionCo, collectively, and "**Amalgamating Corporation**" means either one of them;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

"**Arrangement**" means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended;

"**Arrangement Agreement**" means the arrangement agreement dated as of February 10, 2006 among Connacher, Luke and AcquisitionCo, as further amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted, giving effect to the Arrangement;

"**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

"**Cash Consideration**" means an amount equal to $2.31 for each Cash Consideration Portion transferred to AcquisitionCo;

"**Cash Consideration Portion**" means the portion of a Luke Share which is equal to the proportion of $2.31 to the Market Price of a Luke Share determined as of the close of business on the last trading day preceding the Effective Date;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"**Certificate**" means the certificate or other confirmation of filing to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

"**Connacher**" means Connacher Oil and Gas Limited, a corporation amalgamated under the *Business Corporations Act* (Alberta);

"**Connacher Shares**" means the common shares in the capital of Connacher;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Valiant Trust Company or such other depository as may be designated by Connacher and Luke for the purpose of receiving the deposit of the Cash Consideration and the certificates representing (i) Connacher Shares, and (ii) Luke Shares;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Dissent Procedures**" means the procedures set forth in section 190 of the CBCA required to be taken by a registered holder of Luke Shares to exercise the right of dissent in respect of such shares in connection with the Arrangement as modified by the Interim Order;

"**Dissenting Luke Shareholders**" means the registered Luke Shareholders who validly exercised the rights of dissent in respect of the Arrangement provided to them under the Interim Order in strict compliance with the Dissent Procedures and whose dissent rights remain valid immediately before the Effective Time;;

"**Effective Date**" means the date the Arrangement becomes effective under the CBCA;

"**Effective Time**" means the time at which Articles of Arrangement are filed with the Director on the Effective Date;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means the information circular - proxy statement of Luke to be sent by Luke to the Luke Shareholders in connection with the Meeting and in accordance with the Interim Order;

"**Interim Order**" means an interim order of the Court concerning the Arrangement under subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal**" means the letter of transmittal sent by Luke to the Luke Shareholders to be used by Luke Shareholders to surrender the certificates representing their Luke Shares to receive the Cash Consideration and certificates for the Connacher Shares issued to them pursuant to the Arrangement;

"**Luke**" means Luke Energy Ltd., a corporation incorporated pursuant to the CBCA;

"**Luke Shareholders**" means the holders of Luke Shares;

"**Luke Shares**" means the common shares in the capital of Luke;

"**Market Price**" means, for any particular date, an amount equal to the simple average of the closing price of the Luke Shares on the Toronto Stock Exchange for each of the business days on which there was a closing price falling not more than 20 business days before the date of such determination;

"**Meeting**" means the special meeting of Luke Shareholders to be held to consider the Merger Resolution and any adjournment(s) thereof;

"**Merger Resolution**" means the special resolution which is attached as Appendix A to the Information Circular in respect of the Arrangement;

"**Plan of Arrangement**" means this plan of arrangement as amended or supplemented from time to time in accordance herewith and the Arrangement Agreement;

"**Share Consideration Portion**" means the portion of a Luke Share held by a Luke Shareholder that is the difference between a whole Luke Share and the Cash Consideration Portion; and

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

In addition, words and phrases used but not otherwise defined herein but defined in the Act shall have the same meaning herein as in the Act, unless the context otherwise requires.

### 1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

### 1.3 Currency

All dollar references herein are to Canadian dollars.

### 1.4 Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement and, unless otherwise stated, all references in this Plan of

Arrangement to an Article, Section, subsection and paragraph refer to the Article, Section, subsection and paragraph, respectively, bearing that designation in this Plan of Arrangement.

### 1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

### 1.6 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

## ARTICLE 2
## ARRANGEMENT AGREEMENT

### 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

### 2.2 Effect of Filing Articles of Arrangement

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Luke Shareholders; (ii) the holders of AcquisitionCo Shares; (iii) Connacher; (iv) AcquisitionCo; and (v) Amalco.

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of **Article 3** has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Director pursuant to subsection 192(7) of the CBCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Director pursuant to subsection 192(6) of the CBCA.

## ARTICLE 3
## ARRANGEMENT

### 3.1 Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a) Luke Shareholders (other than Dissenting Luke Shareholders under the CBCA at the Effective Time) shall transfer to AcquisitionCo the Cash Consideration Portion in exchange for the Cash Consideration;

(b) The Amalgamating Corporations shall amalgamate pursuant to the CBCA and continue as one corporation on the terms prescribed in this Plan of Arrangement, and:

(i) the property of each Amalgamating Corporation continues to be the property of Amalco;

(ii) Amalco continues to be liable for the obligations of each Amalgamating Corporation;

(iii) an existing cause of action, claim or liability to prosecution is unaffected;

(iv) a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(v) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco; and

(vi) the Articles of Amalgamation are deemed to be the articles of incorporation of Amalco and the Certificate is deemed to be the certificate of incorporation of Amalco.

(c) on the Amalgamation,

(i) the issued and outstanding common shares of each of the Amalgamating Corporations, other than (i) any common shares of Luke held by a shareholder who is a Dissenting Luke Shareholder under the CBCA at the Effective Time; or (ii) any Luke Shares held by AcquisitionCo, shall be exchanged for Connacher Shares or converted into issued and outstanding Amalco Shares as follows:

(A) each Share Consideration Portion shall be (1) exchanged for 0.75 of a fully paid and non-assessable Connacher Share; and (2) subsequently cancelled; and

(B) all AcquisitionCo Shares shall be converted on a share for share basis into fully paid and non-assessable Amalco Shares on the basis of one fully paid and non-assessable Amalco Share for each one AcquisitionCo Share; and

(ii) all Luke Shares held by AcquisitionCo shall be cancelled without any repayment of capital in respect thereof;

(iii) all AcquisitionCo Shares, if any, held by Luke shall be cancelled without repayment of capital in respect thereof; and

(iv) the articles of Amalco shall be the same as the articles of AcquisitionCo except that the name of Amalco shall be "Luke Energy Ltd.".

**3.2 Procedures**

On or before the Effective Date, Connacher shall deliver or arrange to be delivered to the Depositary (i) the Cash Consideration required to be delivered to the Luke Shareholders pursuant to **subsection 3.1(a)**, and (ii) certificates representing the Connacher Shares required to be issued to Luke Shareholders who are entitled to receive Connacher Shares in connection with the Amalgamation in

accordance with the provisions of **subsection 3.1(c)** hereof, which Cash Consideration and certificates shall be held by the Depositary as agent and nominee for such Luke Shareholders for distribution to such Luke Shareholders in accordance with the provisions of **Article 5** hereof.

Subject to the provisions of **Article 5** hereof, upon the occurrence of the Effective Time, Luke Shareholders who are entitled to receive the Cash Consideration in accordance with **subsection 3.1(a)** and Connacher Shares in connection with the Amalgamation in accordance with the provisions of **subsection 3.1(c)** hereof shall be entitled to receive delivery of a cheque representing the Cash Consideration and the certificates representing such Connacher Shares, respectively.

### 3.3 Fractions

Notwithstanding anything herein contained, Connacher shall not be required, upon exchange of the Share Consideration Portion for Connacher Shares pursuant to the Arrangement, to issue fractions of Connacher Shares or to distribute certificates which evidence fractional Connacher Shares or make any cash payment as compensation for such fractions of a Connacher Share. Upon application of the exchange ratio set forth in **subsection 3.1(c)(i)(A)** above, all fractional Connacher Shares that would otherwise be issuable and which are less than 0.50 shall be rounded down to the next whole number of Connacher Shares and all fractional Connacher Shares that would otherwise be issuable and which are greater than or equal to 0.50 shall be rounded up to the next whole number of Connacher Shares.

## ARTICLE 4
## RIGHTS OF DISSENT

### 4.1 Rights of Dissent

(a) Holders of Luke Shares who have given a demand for payment which remains outstanding on the Effective Date in accordance with the Dissent Procedures in respect of the Arrangement granted by the Interim Order and who:

(i) are ultimately entitled to be paid the fair value for the Luke Shares in respect of which they dissent in accordance with the provisions of such Interim Order, whether by order of the Court or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such Luke Shares to Luke for cancellation at the Effective Time and such shares shall be deemed to no longer be issued and outstanding as of the Effective Time; or

(ii) are ultimately not entitled, for any reason, to be paid the fair value for their Luke Shares in respect of which they dissent, shall not be, or be reinstated as, Luke Shareholders, and shall be deemed to have participated in the Arrangement on the basis set forth in **subsections 3.1(a), 3.1(b) and 3.1(c)** hereof as non-dissenting Luke Shareholders and shall be deemed to have transferred such Luke Shares in accordance with the Arrangement as of the Effective Time.

For greater certainty: (a) in no case shall Luke, Connacher, AcquisitionCo, Amalco, the Depositary or any other person be required to recognize Dissenting Luke Shareholders as holders of Luke Shares after the Effective Time, and the names of such Dissenting Luke Shareholders shall be removed from the register of Luke Shareholders at the Effective Time; and (b) in addition to any other restrictions in section 190 of the CBCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

## ARTICLE 5
## DELIVERY OF CONNACHER SHARES

### 5.1 Delivery of Consideration

(a) Upon surrender to the Depositary, at any of the offices specified in the Letter of Transmittal, of a certificate which immediately prior to the Effective Time represented outstanding Luke Shares, together with a completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the Cash Consideration and Connacher Shares which such holder is entitled to receive pursuant to the Arrangement.

(b) In the event of a transfer of ownership of Luke Shares which is not registered in the transfer records of Luke at the Effective Time, a certificate representing the proper number of Connacher Shares shall be delivered to a transferee after the Effective Time if the certificate formerly representing such Luke Shares is presented to the Depositary at its offices as aforesaid, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer. Until surrendered as contemplated by this **Section 5.1**, each certificate that prior to the Effective Time represented outstanding Luke Shares shall be deemed at any time after the Effective Time, but subject to **Section 5.4**, to represent only the right to receive upon such surrender, the Cash Consideration and certificate(s) representing Connacher Shares as contemplated by this **Section 5.1** and **subsections 3.1(a) and 3.1(c)** hereof.

### 5.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Luke Shares shall have been lost, stolen or destroyed prior to surrender to the Depository, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Cash Consideration and the certificate representing the Connacher Shares to which such holder is entitled to receive in accordance with **Section 5.1** hereof. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such Cash Consideration and the certificate(s) representing the Connacher Shares are to be delivered shall, as a condition precedent to the delivery of such Cash Consideration and the certificate(s) representing the Connacher Shares, give a bond satisfactory to Connacher and the Depositary in such sum as Connacher and the Depositary may direct, or otherwise indemnify Connacher, Luke, AcquisitionCo, Amalco and the Depositary in a manner satisfactory to Connacher and the Depositary, against any claim that may be made against Connacher, Luke, AcquisitionCo, Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

### 5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Connacher Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Luke Shares unless and until the holder of such certificate shall have complied with the provisions of **Section 5.1** or **Section 5.2** hereof. Subject to applicable law at the time of such compliance, there shall, in addition to the delivery of Cash Consideration and the certificate(s) representing the Connacher Shares to

which such holder is thereby entitled, be delivered to such holder the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Luke Shares.

### 5.4 Extinguishment of Rights

Any certificate which prior to the Effective Time represented outstanding Luke Shares which has not been deposited, with all other instruments required by **Section 5.1**, on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder or a holder of Connacher Shares or Luke Shares. On such date, the Cash Consideration and Connacher Shares to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Connacher, together with all entitlements to dividends, distributions, cash and interest thereon held for such former holder, for no consideration, and such shares and rights shall thereupon be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

## ARTICLE 6
## AMENDMENTS

### 6.1 Amendments to Plan of Arrangement

(a) Connacher and Luke reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by Connacher and Luke, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Luke Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Luke at any time prior to the Meeting provided that Connacher shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of Connacher and Luke, and (ii) if required by the Court, it is consented to by the Luke Shareholders voting in the manner directed by the Court.

# CONNACHER OIL AND GAS LIMITED
## FORM 51-102F3
## MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Connacher Oil and Gas Limited ("Connacher" or the "Corporation").
2600, 530 - 8 Avenue SW
Calgary, AB T2P 3S8
Canada

2. **Date of Material Change:**

February 23, 2006.

3. **News Release:**

A press release disclosing the material change was issued at Calgary, Alberta on February 23, 2006.

4. **Summary of Material Change:**

On February 23, 2006, Connacher completed its previously announced bought deal private placement financing (the "Financing") of 19,047,800 common shares, including common shares issued pursuant to the exercise of the underwriters' option, at a price of $5.25 per share for gross proceeds of $100,000,950.

5. **Full Description of Material Change:**

On February 23, 2006, Connacher completed the Financing, issuing a total of 19,047,800 common shares at $5.25 per share for gross proceeds of $100,000,950 and net proceeds of $494,000,893 after deducting the underwriters fees of $6,000,057 and before expenses of the Financing. Connacher has 160,256,703 common shares outstanding following completion of the financing. The common shares issued pursuant to the Financing are subject to a four month hold period from closing.

The underwriting syndicate was led by GMP Securities L.P., and also included Raymond James Ltd., Dominick & Dominick Securities Inc., PowerOne Capital Markets Limited, Jennings Capital Inc., Octagon Capital Corporation, Bolder Investment Partners Ltd. and Mustang Capital Partners Inc.

Connacher plans to use the proceeds for ongoing exploration and development activities, for general corporate purposes, for working capital and may be used to partially reduce short-term indebtedness incurred to acquire Luke Energy Ltd.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

**7. Omitted Information:**

Not Applicable.

**8. Executive Officer:**

For further information, please contact Richard A. Gusella, President and Chief Executive Officer at (403) 538-6201.

**9. Date of Report:**

February 23, 2006.

CORPORATE ACCESS NUMBER

20745401

Alberta

GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

# CERTIFICATE
# OF
# AMALGAMATION

JUSTINIAN EXPLORATIONS LTD.

IS THE RESULT OF AN AMALGAMATION FILED ON JULY 3, 1997.

Registrar of Corporations

Form 9

**BUSINESS CORPORATIONS ACT**
(Section 179)

**ALBERTA CONSUMER AND CORPORATE AFFAIRS**

**ARTICLES OF AMALGAMATION**

1. NAME OF AMALGAMATED CORPORATION. 2. CORPORATE ACCESS NO.

JUSTINIAN EXPLORATIONS LTD. **20745401**

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE.

The Corporation is authorized to issue an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, each having the rights, privileges, restrictions and conditions set forth in Schedule "A" which is attached hereto and forms part of these Articles of Amalgamation.

FILED
JUL - 3 1997
Registrar of Corporations

4. RESTRICTIONS IF ANY ON SHARE TRANSFERS.

None

5. NUMBER (OR MINIMUM OR MAXIMUM NUMBER) OF DIRECTORS.

The annexed Schedule "B" is incorporated in this form.

6. RESTRICTIONS IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON.

None

7. OTHER PROVISIONS IF ANY.

None

8. NAME OF AMALGAMATING CORPORATIONS. CORPORATE ACCESS NO.

| | |
|---|---|
| PetroPower Energy Inc. | 20582270 |
| Justinian Explorations Ltd. | 20623285 |

| 9 DATE | SIGNATURE | TITLE |
|---|---|---|
| June 30, 1997 | [signature] | Secretary |

JED A 467359 SQB J01! WPD

SCHEDULE "A"

To the Articles of Amalgamation of

JUSTINIAN EXPLORATIONS LTD.

1. The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Issuance in Series: The First Preferred Shares may be issued from time to time in one or more series and, subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

(b) Ranking of First Preferred Shares: The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with subparagraph l(a).

(c) Approval by Holders of First Preferred Shares: The approval by the holders of the First Preferred Shares with respect to any and all matters referred to herein may subject to the provisions of the *Business Corporations Act* (Alberta), be given in writing by the holders of all of the First Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the First Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all First Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all First Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting of the holders of First Preferred Shares present in person or represented by

proxy, whether or not they hold a majority of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders o f the First Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of the shareholders.

2. The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) <u>Issuance in Series:</u> The Second Preferred Shares may be issued from time to time in one or more series, and subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

(b) <u>Ranking of Second Preferred Shares:</u> The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with subparagraph 2(a).

(c) <u>Approval of Holders of Second Preferred Shares:</u> The approval of the holders of the Second Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the *Business Corporations Act* (Alberta), be given in writing by the holders of all of the Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of

the votes cast on a poll at a meeting of the holders of the Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Second Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all second Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Second Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

3. The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) <u>Voting:</u> The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share without nominal or par value held at all such meetings.

(b) <u>Dividends:</u> Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors in the Corporation.

(c) <u>Liquidation, Dissolution or Winding-Up:</u> Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares

ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Corporation.

SCHEDULE "B"

To the Articles of Amalgamation of

JUSTINIAN EXPLORATIONS LTD.

(a) The board of directors shall consist of such number of directors, being a minimum of three (3) directors and a maximum of twelve (12) directors, as may from time to time be determined by resolution of the board of directors.

(b) Subject to the foregoing, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third (1/3) of the number of directors who held office at the expiration of the last annual meeting.

FILED
JUL - 3 1 97

**CORPORATE ACCESS NUMBER: 207454018**

Alberta

**BUSINESS CORPORATIONS ACT**

# CERTIFICATE

# OF

# AMENDMENT

**CONNACHER OIL AND GAS LIMITED**
AMENDED ITS ARTICLES ON 2001/01/23.

REGISTRAR OF CORPORATIONS

FORM 4

# BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

**JUSTINIAN EXPLORATIONS LTD.**

2. CORPORATE ACCESS NUMBER

**2074540I6**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

i. Pursuant to Section 167(1)(a) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by changing the name of the Corporation from "Justinian Explorations Ltd." to "Connacher Oil and Gas Limited";

ii. Pursuant to Section 167(1)(f) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by consolidating the issued and outstanding common shares of the Corporation on the basis of one (1) new common share for each ten (10) common shares presently issued and outstanding. See Section 167(1)(f) Schedule attached hereto.

| DATE | SIGNATURE | TITLE |
|---|---|---|
| January 16, 2001 | [signature] | SOLICITOR |

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BURNET DUCKWORTH & PALMER

JAN 2 3 2001

FILED KB

Section 167(1)(f) Schedule

The issued and outstanding common shares of the Corporation are consolidated on the basis of one (1) new common share for each ten (10) common shares presently issued and outstanding.

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# BY-LAW NUMBER 1



A by-law relating generally to the transaction of the business and affairs of the Corporation.

## CONTENTS



BE IT ENACTED as a by-law of **JUSTINIAN EXPLORATIONS LTD.** (hereinafter called the "Corporation") as follows:

## SECTION ONE

## INTERPRETATION

1.01 DEFINITIONS. In the by-laws and all resolutions of the Corporation, unless the context otherwise requires:

(a) "Act" means the *Business Corporations Act* (Alberta), and any statute that may be substituted therefor, as from time to time amended;

(b) "appoint" includes "elect" and vice versa;

(c) "articles" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution, articles of revival and includes an amendment to any of them;

(d) "board" means the board of directors of the Corporation;

(e) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(f) "Corporation" means a body corporate incorporated or continued under the Act and not discontinued under the Act;

(g) "meeting of shareholders" means an annual meeting of shareholders and a special meeting of shareholders;

(h) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Alberta) or the *Interpretation Act* (Canada);

(i) "ordinary resolution" means a resolution

(i) passed by a majority of the votes cast by the shareholders who voted in respect of that resolution, or

(ii) signed by all the shareholders entitled to vote on that resolution;

(j) "recorded address" means, in the case of a shareholder, his address as recorded in the Securities Register of the Corporation; and, in the case of joint shareholders, the address appearing in the Securities Register of the Corporation in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

(k) "resident Canadian" means an individual who is

(i) a Canadian citizen ordinarily resident in Canada,

(ii) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons, or

(iii) a permanent resident within the meaning of the *Immigration Act*, 1976 (Canada) and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than 1 year after the time at which he first became eligible to apply for Canadian citizenship;

(l) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Clause 2.04 or by a resolution passed pursuant thereto;

(m) "special business" means all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor's report, fixing the number of directors for the following year, election of directors and reappointment of the incumbent auditor;

(n) "special meeting of shareholders" means a meeting, other than an annual meeting, of shareholders entitled to vote at an annual meeting of shareholders, and includes a meeting of any class or classes of shareholders acting separately from any other class or classes of shareholders;

(o) "special resolution" means a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution;

(p) "unanimous shareholder agreement" means

(i) a written agreement to which all the shareholders of a corporation are or are deemed to be parties, whether or not any other person is also a party, or

(ii) a written declaration by a person who is the beneficial owner of all the issued shares of a corporation, that provides for any of the matters enumerated in section 140(1) of the Act.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words

importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

## SECTION TWO

## ADMINISTRATION

2.01 REGISTERED OFFICE, RECORDS OFFICE AND ADDRESS FOR SERVICE. Until changed in accordance with the Act, the registered office of the Corporation, the designated records office (if separate from the registered office) of the Corporation and the post office box (if any) designated as the address for service upon the Corporation by mail shall initially be at the address or addresses in Alberta specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 CORPORATE SEAL. The corporate seal of the Corporation shall be in the form as determined by the board from time to time.

2.03 FINANCIAL YEAR. The financial year of the Corporation shall be determined by the board from time to time.

2.04 EXECUTION OF INSTRUMENTS. Any officer or any director may sign certificates and similar instruments (other than share certificates) on the Corporation's behalf with respect to any factual matters relating to the Corporation's business and affairs, including certificates certifying copies of the articles, by-laws, resolutions and minutes of meetings of the Corporation. Subject to the foregoing:

(a) Deeds, transfers, assignments, contracts, obligations, and other instruments shall be signed on behalf of the Corporation by one or more persons who hold the office of director, chairman of the board, president, managing director, vice-president, secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by resolution of the board. When there is only one director and that director is the only officer of the Corporation, deeds, transfers, assignments, contracts, obligations and other instruments may be signed by that person alone, as director or officer, on behalf of the Corporation;

(b) Security certificates (including share certificates) shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate (including share certificates) may be printed or otherwise mechanically reproduced on it.

In addition, the board may from time to time direct the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer or director may affix the corporate seal to any instrument requiring the same.

2.05 BANKING ARRANGEMENTS. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

## SECTION THREE

## BORROWING AND SECURITIES

3.01 BORROWING POWER. Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles or any unanimous shareholders agreement, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;

(d) to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any present and future property, real and personal, immoveable and moveable, of the Corporation, including its undertakings and rights, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other indebtedness, liability or obligation of the Corporation, present or future; and

(e) delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 DELEGATION. The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by Clause 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

## SECTION FOUR

## DIRECTORS

4.01 NUMBER OF DIRECTORS AND QUORUM. Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to Clause 4.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the Board of Directors of the Corporation or such greater or lesser number of directors as the board may from time to time determine. If a quorum is present at the opening of any meeting of directors, the directors present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of directors, the directors present may adjourn the meeting to a fixed time and place but may not transact any other business other than as provided in these By-laws or in the Act until a quorum is present.

4.02 QUALIFICATION. The following persons are disqualified from being a director of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who

(i) is a dependent adult as defined in *The Dependent Adults Act* or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in *The Mental Health Act*, 1972,

(iii) is the subject of an order under *The Mentally Incapacitated Persons Act* appointing a committee of his person or estate or both, or

(iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c) a person who is not an individual;

(d) a person who has the status of bankrupt.

A director need not be a shareholder. At least half of the directors shall be resident Canadians.

4.03 CONSENT TO ACT. A person who is elected or appointed a director is not a director unless:

(a) he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

(b) if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it, or he has acted as a director pursuant to the election or appointment.

4.04 ELECTION AND TERM. Shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or then expires unless the directors or the shareholders otherwise determine. It is not necessary that all directors elected at a meeting of shareholders hold office for the same term. If the articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4.05 REMOVAL OF DIRECTORS. Subject to the Act, the shareholders may, by ordinary resolution passed at a special meeting, remove any director from office and the vacancy created by such removal may be filled at the meeting of the shareholders at which the director was removed or, if not so filled, may be filled by the directors.

4.06 CEASING TO HOLD OFFICE. A director ceases to hold office when he dies, when he is removed from office by the shareholders, when he ceases to be qualified for election as a director, or when his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later. Provided always that, subject to the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director or directors from office.

4.07 VACANCIES. Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the board shall forthwith call a special meeting of the shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.08 ACTION BY THE BOARD. Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Subject to Clauses 4.09 and 4.10, the powers of the board may be exercised by a meeting at which the quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

4.09 CANADIAN REPRESENTATION. Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least one-half of the directors present are resident Canadians, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

4.10 PARTICIPATION BY TELEPHONE. A director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permits all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

4.11 PLACE OF MEETINGS. Subject to the Articles, meetings of the board may be held at any place in or outside Canada.

4.12 CALLING OF MEETINGS. Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Provided always that should more than one of the above named call a meeting at or for substantially the same time there shall be

held only one meeting and such meeting shall occur at the time and place determined by, in order of priority, the board, the chairman or the president.

4.13 NOTICE OF MEETING. Notice of the time and place of each meeting of the board shall be given in the manner provided in Clause 13.01 to each director not less than forty-eight hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem, or otherwise acquire shares of the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve any annual financial statements; or

(i) adopt, amend or repeal by-laws.

A director may, in any manner, waive notice of or otherwise consent to a meeting of the board; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called.

4.14 FIRST MEETING OF NEW BOARD. Provided a quorum of directors is present, each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.15 ADJOURNED MEETING. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16 REGULAR MEETINGS. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular

meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.17 CHAIRMAN AND SECRETARY. The chairman of the board, or, in his absence, the president, or in his absence, a vice-president shall be chairman of any meeting of the board. If none of the said officers are present, the directors present shall choose one of their number to be chairman. The secretary of the Corporation shall act as secretary at any meeting of the board, and if the secretary of the Corporation be absent, the chairman of the meeting shall appoint a person, who need not be a director, to act as secretary of the meeting.

4.18 CASTING VOTES. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.19 CONFLICT OF INTEREST. A director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is party to, a material contract or proposed material contract with the Corporation or subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, and it is fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction at the directors' meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.

4.20 REMUNERATION AND EXPENSES. The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

## SECTION FIVE

## COMMITTEES

5.10 COMMITTEE OF DIRECTORS. The board may appoint a committee of directors, however designated, or a managing director, who must be a resident Canadian, and delegate to such committee or managing director any of the powers of the board except those which, under the Act, a committee of directors or managing director has no authority to exercise. At least half of the members of such committee shall be resident Canadians. A committee may be comprised of one director.

5.02 TRANSACTION OF BUSINESS. Subject to the provisions of these by-laws relating to participation by telephone, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of directors' meetings.

5.03 PROCEDURE. Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

## SECTION SIX

## OFFICERS

6.01 APPOINTMENT OF OFFICERS. Subject to any unanimous shareholder agreement, the board may from time to time appoint a chairman of the board, a managing director (who shall be a resident Canadian), a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board, an officer may but need not be a director and one person may hold more than one office. The president or such other officer as the board may designate, shall be the chief executive officer of the Corporation.

6.02 CHAIRMAN OF THE BOARD. The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. He shall preside at all meetings of the shareholders at which he is present. During the absence or disability of the chairman of the board, his duties

shall be performed and his powers exercised by the managing director, if any, or by the president if there is no managing director.

6.03 MANAGING DIRECTOR. The board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 PRESIDENT. If appointed, the president shall, subject to the discretion of the board, be the chief executive officer, and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05 VICE-PRESIDENT. A vice-president, if appointed, shall have such powers and duties as the board or the chief executive officer may specify.

6.06 SECRETARY. The secretary, if appointed, shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.07 TREASURER. The treasurer, if appointed, shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board, whenever required, an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.08 POWERS AND DUTIES OF OTHER OFFICERS. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09 VARIATION OF POWERS AND DUTIES. The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 TERM OF OFFICE. The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed.

6.11 TERMS OF EMPLOYMENT AND REMUNERATION. The terms of employment and the remuneration of officers appointed by the board shall be settled by it from time to time. The fact that any officer is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as an officer as may be determined.

6.12 CONFLICT OF INTEREST. An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with Clause 4.19.

6.13 AGENTS AND ATTORNEYS. The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.14 FIDELITY BONDS. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

## SECTION SEVEN

## PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 LIMITATION OF LIABILITY. Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided

that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the qualification of such director or officer or board.

Directors may rely upon the accuracy of any statement or report prepared by the Corporation's auditors, internal accountants or other responsible officials and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting upon such statement or report.

7.02 INDEMNITY. Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.03 INSURANCE. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such against any liability incurred by him, as the board may from time to time determine.

## SECTION EIGHT

## SHARES

8.01 ALLOTMENT AND ISSUE. The board may, from time to time, allot, or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act. Subject to the articles, no holder of any class of share of the capital of the Corporation shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue

of shares of any class, whether now or hereafter authorized or any bonds, debentures or other securities convertible into shares of any class.

8.02 COMMISSIONS. The board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 SECURITIES REGISTER. The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a) the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder,

(b) the number of securities held by each security holder, and

(c) the date and particulars of the issue and transfer of each security.

The Corporation shall keep the information entered in the securities register for the period of time prescribed in the regulations to the Act.

8.04 TRANSFER AGENTS AND REGISTRARS. The board may from time to time appoint one or more trust companies registered under The Trust Companies Act (Alberta) as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 REGISTRATION OF TRANSFER. Subject to the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board; upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Clause 8.06.

8.06 LIEN FOR INDEBTEDNESS. If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected, or by the cancellation by the Corporation of the shares thereby affected and the appropriate corresponding reduction of the stated capital account for said shares, or by any other action, suit, remedy or proceeding

authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.07 NON-RECOGNITION OF TRUSTS. Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.08 SHARE CERTIFICATES. Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgment was issued, and the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, shall, subject to the Act, be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.09 REPLACEMENT OF SHARE CERTIFICATES. The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding the maximum amount prescribed in the regulations to the Act for a share certificate issued in respect of a transfer, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.10 JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificates issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

8.11 DECEASED SHAREHOLDERS. In the event of the death of a holder, or one of the joint holders, of any share, the Corporation shall not be required to make any entry in the register of shareholders in respect thereof except on production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

## SECTION NINE

## DIVIDENDS AND RIGHTS

9.01 DIVIDENDS. Subject to the provisions of the Act, the board may, from time to time, declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 DIVIDEND CHEQUES. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 NON-RECEIPT OF CHEQUES. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 RECORD DATE FOR DIVIDENDS AND RIGHTS. The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, notice of any such record date is given, not less than 7 days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 UNCLAIMED DIVIDENDS. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

## SECTION TEN

## MEETINGS OF SHAREHOLDERS

10.01 ANNUAL MEETINGS. The annual meeting of shareholders shall be held at such time in each year and, subject to the Act and to Clause 10.04, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS. The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03 SPECIAL BUSINESS. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor's report, fixing the number of directors for the following year, election of directors and reappointment of the incumbent auditors, is deemed to be special business.

10.04 PLACE OF MEETINGS. Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Alberta or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Alberta.

10.05 NOTICE OF MEETINGS. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Clause 13.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.06 RECORD DATE FOR NOTICE. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided

that if the Corporation is a distributing corporation, notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the date immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.

10.07 LIST OF SHAREHOLDERS ENTITLED TO NOTICE. If the Corporation has more than 15 shareholders entitled to vote at a meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to Clause 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.08 MEETINGS WITHOUT NOTICE. A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy, waive notice of or otherwise consent to such meeting being held, and

(b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held;

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.09 CHAIRMAN AND SECRETARY. The chairman of any meeting of shareholders shall be the chairman, or in his absence, the president, or in his absence, a vice-president who is a shareholder. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

10.10 PERSONS ENTITLED TO BE PRESENT. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of

the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11 QUORUM. A quorum for the transaction of business at any meeting of shareholders shall be at least one person present in person, being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholder(s) present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholder(s) present or represented may adjourn the meeting to a fixed time and place but may not transact any other business other than as provided in these By-laws or in the Act until a quorum is present.

10.12 RIGHT TO VOTE. Every person named in the list referred to in Clause 10.07 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that:

(a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and

(b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list.

In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under Clause 10.07, subject to the provisions of the Act and this by-law as to proxies and representatives, at any meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.13 PROXIES AND REPRESENTATIVES. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize, by resolution of its directors or governing body, an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such

an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.14 TIME FOR DEPOSIT OF PROXIES. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours, exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.15 JOINT SHAREHOLDERS. If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.

10.16 VOTES TO GOVERN. At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.17 SHOW OF HANDS. Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by a show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.18 BALLOTS. On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19 ADMISSION OR REJECTION OF A VOTE. In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.20 ADJOURNMENT. If a meeting of the shareholders is adjourned by one or more adjournments for an aggregate of less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.21 MEETINGS BY TELEPHONE. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means is deemed to be present at the meeting.

10.22 RESOLUTION IN WRITING. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.23 ONLY ONE SHAREHOLDER. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

## SECTION ELEVEN

## DIVISIONS AND DEPARTMENTS

11.01 CREATION AND CONSOLIDATION OF DIVISIONS. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units shall be consolidated upon such basis as the board may consider appropriate in each case.

11.02 NAME OF DIVISION. Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.03 OFFICERS OF DIVISIONS. From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed without prejudice to such officer's rights under any employment contract. Officers of divisions or their subunits shall not, as such, be officers of the Corporation.

## SECTION TWELVE

## INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 The directors may, from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

## SECTION THIRTEEN

## NOTICES

13.01 METHOD OF GIVING NOTICES. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

13.02 NOTICE TO JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

13.03 COMPUTATION OF TIME. In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.04 UNDELIVERED NOTICES. If notices given to a shareholder pursuant to Clause 13.01 are returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

13.05 OMISSIONS AND ERRORS. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which be became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.07 WAIVER OF NOTICE. Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

## SECTION FOURTEEN

## EFFECTIVE DATE (AND REPEAL)

14.01 EFFECTIVE DATE. This by-law shall come into force when made by the board in accordance with the Act.

14.02 REPEAL. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed bylaw shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

**MADE AND ADOPTED** by the board of directors the 31st day of August, 1994.

W. Woloshyn [signature]
President

W. Work [signature]
Secretary

**CONFIRMED** by the shareholders in accordance with the Act the 31st day of August, 1994.

W. Work [signature]
Secretary

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

**Short Form Prospectus**

**New Issue** **August 26, 2005**

CONNACHER
OIL AND GAS LIMITED

# $50,000,690
# 27,027,400 Common Shares

This short form prospectus qualifies the distribution of 27,027,400 Common Shares ("Common Shares") of Connacher Oil and Gas Limited (the "Corporation" or "Connacher") at a price of $1.85 per Common Share. The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX"). The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus on the TSX. Listing of the Common Shares distributed under this short form prospectus will be subject to fulfilling all of the listing requirements of the TSX on or before November 10, 2005. On August 25, 2005, the closing price of the Common Shares on the TSX was $2.17 per Common Share. The terms of this offering were determined by negotiation between the Corporation and GMP Securities Ltd., on its own behalf and on behalf of TD Securities Inc., Jennings Capital Inc., Octagon Capital Corporation and Salman Partners Inc. (collectively, the "Underwriters").

| | Price to Public | Underwriters' Fee | Net Proceeds to the Corporation(1) |
|---|---|---|---|
| Per Common Share | $1.85 | $0.111 | $1.739 |
| Total Offering | $50,000,690 | $3,000,041 | $47,000,649 |

**Notes:**

(1) Before deducting expenses of this offering, estimated to be $400,000, which will be paid from the general funds of the Corporation.

(2) The Corporation has granted to the Underwriters an option (the "Underwriters' Option"), to purchase up to an additional 13,513,600 Common Shares, at the same price as set forth above. The Underwriters' Option is exercisable in whole or in part, at anytime prior to the time of closing of the offering. If the Underwriters' Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation (before deducting expenses of this offering) will be $75,000,850, $4,500,051 and $70,500,799, respectively. This short form prospectus also qualifies the distribution of the Common Shares issuable upon exercise of the Underwriters' Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Corporation by Macleod Dixon LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at anytime without notice. Certificates representing the Common Shares will be available for delivery at closing, which is expected to occur on or about September 7, 2005. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

In the opinion of counsel, based on representations of the Corporation as to certain factual matters, the Common Shares offered hereunder will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. See "Eligibility For Investment".

## TABLE OF CONTENTS



## ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings:

| | | | |
|---|---|---|---|
| **"bbl"** | barrels | **"mmcf"** | 1,000,000 cubic feet |
| **"mbbl"** | 1,000 barrels | **"mmstb"** | 1,000,000 standard barrels |
| **"mcf"** | 1,000 cubic fee | **"stb"** | 1,000 standard barrels |

## NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain "forward-looking statements" within the meaning of such statements under applicable securities law. All statements other than statements of historical fact are forward looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party sources. Prospective investors should be aware that the list of risks described or incorporated herein by reference under "Risk Factors" is not exhaustive. Certain information regarding the Corporation, its subsidiaries and Petrolifera Petroleum Limited in this short form prospectus and the documents incorporated by reference herein including forecast working capital, operating and capital expenditures and future development plans and sources of funding, constitute forward-looking statements. Actual results will likely differ, and may differ materially from those anticipated in the forward-looking statements. Although the Corporation believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Neither the Corporation nor the Underwriters can guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Corporation, the Underwriters nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements for the purposes of this offering, this short form prospectus or the documents incorporated by reference herein. Neither the Corporation nor the Underwriters undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise for the purposes of this offering or this prospectus, except as required by law. Because of the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors should not place undue reliance on these forward-looking statements.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 2600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, telephone (403) 538-6201. Copies of the documents incorporated herein by reference are also available at www.sedar.com.

The following documents of the Corporation, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the revised initial annual information form of the Corporation for the year ended December 31, 2004 dated March 24, 2005 (the "AIF");

(b) the unaudited consolidated financial statements of the Corporation and management's discussion and analysis of the financial condition and operations of the Corporation as at and for the three and six months ended June 30, 2005 and 2004;

(c) the audited consolidated financial statements of the Corporation together with the auditors' report thereon and management's discussion and analysis of the financial condition and operations of the Corporation as at and for the years ended December 31, 2004 and 2003; and

(d) the Information Circular dated March 24, 2005 in connection with the annual and special meeting of the shareholders of the Corporation held on May 10, 2005 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Any of the following documents, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering of Common Shares hereunder, are deemed to be incorporated by reference in this short form prospectus:

(e) material change reports (except confidential material change reports);

(f) comparative interim financial statements;

(g) comparative financial statements for the Corporation's most recently completed financial year, together with the accompanying report of the auditors; and

(h) information circulars (excluding the disclosure in an information circular relating to the downward repricing of options (if any), the composition of the Corporation's human resources committee and its report on executive compensation, the performance graph for the Common Shares and the Corporation's corporate governance practices).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus. Specifically Connacher has engaged Gilbert Laustsen Jung Associates Ltd. ("GLJ") and DeGolyer and MacNaughton Canada Limited ("D&M") to prepare updated reports relating to the Corporation's reserves and resources as at September 1, 2005 and June 30, 2005, respectively. This information updates certain information in the AIF. See "The Corporation - Oil and Gas Reserves".

## THE CORPORATION

### Incorporation and Organization

The Corporation was formed on July 3, 1997 through the amalgamation pursuant to the *Business Corporations Act* (Alberta) ("ABCA") of Petro Power Energy Inc. and Justinian Explorations Ltd. and continued as Justinian Explorations Ltd. ("Justinian"), a public corporation listed on the TSX Venture Exchange. On January 23, 2001 the outstanding Common Shares of the Corporation were consolidated on a ten-for-one basis and the name of the Corporation was changed to Connacher Oil and Gas Limited. Trading in the Common Shares of Connacher under the symbol "CLL" commenced on the TSX Venture Exchange on March 23, 2001. This listing was surrendered on August 1, 2003 when the Company graduated to and commenced trading on the TSX.

The Corporation has two wholly-owned subsidiaries, COGL Resources Ltd., a corporation incorporated under the *Business Corporations Act* (Saskatchewan), and Great Divide Oil Corporation, a corporation incorporated under the ABCA. The Corporation also owns 40% of the outstanding shares of Petrolifera Petroleum Limited ("Petrolifera") which owns 100% of the Puesto Morales/Rinconada Concession located in the Neuquen Basin in Argentina and has secured two licenses covering two exploratory blocks in the Marañon and Ucayali Basins in Peru. Petrolifera was incorporated under the *Canada Business Corporations Act.*

The Corporation has its head and principal office at Suite 2600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 and its registered office at 3700, 400 Third Avenue SW, Calgary, Alberta T2P 4H2. The following organization chart depicts the Corporation's material subsidiaries as at December 31, 2004.



Connacher Oil and Gas Limited
(Alberta)
100%
100%
40%
Great Divide Oil Corporation
(Alberta)
COGL Resources Ltd.
(Saskatchewan)
Petrolifera Petroleum Limited(1)
(Canada)


Note:
(1) The following four subsidiaries are held by Petrolifera Petroleum Limited: Petrolifera Petroleum (Holdings) Limited, Petrolifera Petroleum (Peru) Limited and Petrolifera Petroleum (Americas) Limited, each of which are incorporated under the laws of Barbados, and Petrolifera Petroleum del Peru S.A.C. (Peru), which is incorporated under the laws of Peru.

### Summary Description of the Business

The Corporation is engaged in the exploration for, and the development, production and marketing of, oil and natural gas. The Corporation's principal properties are oil sand leases located in the Divide region, southwest of Fort McMurray, Alberta ("Great Divide"). It also holds producing and non-producing properties at Battrum, Tompkins and Steelman, all in the Province of Saskatchewan. Petrolifera, a corporation in which Connacher currently holds a 40% interest, owns 100% of the productive 95,000 acre Puesto Morales/Rinconada Concession in the Neuquen Basin, Argentina, and has negotiated licenses covering two exploratory blocks in the Marañon and Ucayali Basins, Peru. See "Recent Developments".

### Recent Developments

In July 2005, Petrolifera, a corporation in which Connacher currently holds a 40% interest, was formally awarded a license by Supreme Decree for Block 106 in the Marañon Basin of northern Peru. Block 106 is comprised of approximately two million acres and surrounds the Corrientes Field, the largest in the Marañon Basin, and is also surrounded by other smaller fields and bisected by an underutilized oil pipeline. In August 2005, the Supreme

Decree approving the award of a license to Petrolifera over Block 107 in the Ucayali Basin of central Peru was issued and a formal signing ceremony arising therefrom with Perupetro, the state agency which administers oil and gas rights, is scheduled to occur on or about September 1, 2005 in Lima, Peru. Block 107 is comprised of approximately three million acres northwest of the giant Camisea natural gas and liquids complex, and is favorably situated from a geological perspective.

In August 2005, the Corporation announced the results of an independent reserves and resources study completed by GLJ, independent petroleum engineers, relating to the Corporation's Great Divide oil sands property, comprising of 101 sections of oil sands leases situated approximately 80 kilometres southwest of Fort McMurray, Alberta. The Corporation holds an additional six adjacent sections of oil sands leases at Great Divide which were acquired in August 2005 and, as such, were not evaluated by GLJ.

In August 2005, the Corporation filed its application to approve Pod One at its Great Divide oil sands property with the Alberta Energy and Utilities Board and Alberta Environment.

Petrolifera is investigating various liquidity alternatives, including an initial public offering of its securities in 2005. Connacher has the right, but not the obligation, to participate in future financings from treasury completed by Petrolifera up to a maximum of 40% of the outstanding common shares of Petrolifera (on a fully diluted basis) after giving effect to the completion of such financings.

**Oil and Gas Reserves**

***GLJ Report***

The following is a summary of the bitumen reserves and resources and the value of future net revenue of the Corporation as at September 1, 2005 as evaluated by GLJ in the report dated July 29, 2005 (the "GLJ Report"). The GLJ Report was prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and in accordance with National Instrument 51-101 ("NI 51-101"). The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables. The results contained in the GLJ Report contemplate Connacher proceeding with the filing of an application to develop Pod One at Great Divide with the relevant Alberta regulators. These applications were submitted on August 15, 2005. Necessary regulatory approvals are anticipated by the Corporation in early 2006. Production start-up is forecast by GLJ to occur in 2007 and a peak rate of 10,000 barrels of oil per day is forecast to be achieved by 2009.

Reserves were only assigned to Pod One, in the proved and probable ("2P") and proved, probable and possible ("3P") categories, although no proved reserves were assigned pending start-up of production. The study assumed 45 steam-assisted gravity drainage ("SAGD") well pairs for the 2P case and 74 well pairs for the 3P case, with cumulative steam-oil ratios ("SOR") of 2.6 in both cases, but declining to 2.3 during peak production periods. The cutoffs used by GLJ for probable reserves were 15 metres of net pay for 2P reserves and 10 metres of net pay for 3P reserves.

**The evaluations based on constant prices and costs utilize a net bitumen price derived from pricing data posted as of June 30, 2005. Although June 30, 2005 prices are utilized, production of bitumen is not anticipated to commence until 2007. Accordingly, if product prices from which the net bitumen price is derived decline, then the present value of future net revenue associated with reserves and the associated reserves volumes will be less than those estimated in the GLJ Report and such reductions may be significant. All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast and constant price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the GLJ Report. The recovery and reserves estimates of the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated.**

## RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS(6)(8)

| | Bitumen | | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes (9) Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross(1) (mbbl) | Net(1) (mbbl) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) |
| Total Proved(2) | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| Probable Undeveloped(3)(5) | 69,604 | 60,983 | 821 | 424 | 226 | 119 | 55 | 545 | 268 | 129 | 54 | 9 |
| Total Probable(3) | 69,604 | 60,983 | 821 | 424 | 226 | 119 | 55 | 545 | 268 | 129 | 54 | 9 |
| Total Proved Plus Probable(2)(3) | 69,604 | 60,983 | 821 | 424 | 226 | 119 | 55 | 545 | 268 | 129 | 54 | 9 |
| Total Possible(4) | 38,723 | 33,259 | 667 | 188 | 61 | 24 | 13 | 442 | 123 | 41 | 16 | 9 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | 108,327 | 94,242 | 1,488 | 612 | 287 | 143 | 68 | 987 | 391 | 170 | 70 | 18 |

## RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS(7)(8)

| | Bitumen | | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes (9) Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross(1) (mbbl) | Net(1) (mbbl) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) |
| Total Proved(2) | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| Probable Undeveloped(3)(5) | 69,604 | 59,481 | 1,014 | 549 | 312 | 180 | 102 | 672 | 352 | 187 | 96 | 41 |
| Total Probable(3) | 69,604 | 59,481 | 1,014 | 549 | 312 | 180 | 102 | 672 | 352 | 187 | 96 | 41 |
| Total Proved Plus Probable(2)(3) | 69,604 | 59,481 | 1,014 | 549 | 312 | 180 | 102 | 672 | 352 | 187 | 96 | 41 |
| Total Possible(4) | 38,723 | 32,475 | 606 | 174 | 58 | 23 | 11 | 402 | 115 | 39 | 16 | 9 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | 108,327 | 91,956 | 1,620 | 723 | 370 | 203 | 113 | 1,074 | 467 | 226 | 112 | 50 |

**Notes:**

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Corporation. "Net Reserves" are the Corporation's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in reserves.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(6) The pricing assumptions used in the GLJ Report with respect to values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

| | Heavy Oil | Natural Gas | Inflation Rate | Exchange Rate |
|---|---|---|---|---|
| | Bitumen Wellhead Current ($Cdn/bbl) | Alberta Spot Gas ($/mcf) | %/year | $US/$Cdn |
| Forecast | | | | |
| 2007 | 30.37 | $7.10 | 2 | 0.815 |
| 2008 | 30.37 | $6.85 | 2 | 0.820 |
| 2009 | 30.62 | $6.55 | 2 | 0.820 |
| 2010 | 28.37 | $6.25 | 2 | 0.820 |
| 2011 | 26.62 | $6.25 | 2 | 0.820 |
| 2012 | 26.62 | $6.25 | 2 | 0.820 |
| 2013 | 27.25 | $6.40 | 2 | 0.820 |
| 2014 | 27.87 | $6.60 | 2 | 0.820 |
| 2015 | 28.50 | $6.75 | 2 | 0.820 |
| 2016 | 29.25 | $6.89 | 2 | 0.820 |
| Thereafter | +2% | +2% | 2 | 0.820 |

(7) The net bitumen price used in the constant price and cost evaluations in the GLJ Report was $32.89, which price was based on WTI US$56.50/stb, Edmonton light oil $68.45/stb, condensate $65.83/stb and Bow River $46.95/stb.

(8) Includes estimated capital costs, in the 2P case over the 25.3 year forecast life of the project (11.9 years half-life) of $310.2 million and, in the 3P case over the 36.3 year forecast life of the project (17.2 years half-life) of $468 million.

(9) Estimations of future income tax expenses included in the GLJ Report relate solely to estimated unclaimed costs and tax losses, tax credits and allowances in respect of the Great Divide project. Estimated unclaimed costs and tax losses, tax credits and allowances relating to Connacher's other oil and gas activities are included in the D&M Report. See "D&M Report".

The GLJ Report also provided calculations of Contingent Resources comprised of "Low Estimate Resources (>15 metre Pay) - higher certainty" together with "Best Estimate Resources (>15 metre Pay) - likely certainty" and "High Estimate Resources (>10 metre Pay) - lower certainty". Low Estimate recoverable resources are comprised of mapped original oil-in-place assigned to Pod One (>15 metre Pay) with a lower recovery factor than are applied to the estimate of 2P reserves. Best Estimate Resources are comprised of 2P remaining recoverable reserves together with an estimate of recoverable resources attributable to four other pods on Connacher's lands. High Estimate Resources (lower certainty) include 3P recoverable reserves at Pod One together with recoverable resources at the other four pods on Connacher's acreage, but with a larger arial extent and a higher recovery factor than attributable under the Best Estimate Category.

Only Pod One has sufficient well and seismic control to warrant the assignment of reserves. The other four pods have insufficient drilling density, seismic mapping or project definition to be categorized as reserves at this time. Additional drilling and seismic activity could result in upgrading these to reserve status over time. In the interim, a range of contingent resources was assigned to reflect uncertainties. The GLJ Report also recognized High Estimate (low certainty) prospective resources attributable to two undiscovered pods with attributable resources of 160.6 million barrels of original oil-in-place and 91.6 million barrels of initial and remaining recoverable resources, utilizing average parameters from five identifiable pods, including Pod One. No calculation was done of the present value of the future cash flow from remaining recoverable or prospective resources other than the reserves attributable to Pod One as detailed herein.

## LOW ESTIMATE RESOURCES (>15 METRE PAY, HIGHER CERTAINTY)

| | ORIGINAL OIL-IN-PLACE (mmstb) | RECOVERABLE RESOURCES (mmstb) |
|---|---|---|
| POD 1 | 128.9 | 46.4 |
| POD 2, POD 2 South | -- | -- |
| POD 3, POD 4 | -- | -- |
| **TOTAL** | **128.9** | **46.4** |

## BEST ESTIMATE RESOURCES (>15 METRE PAY, LIKELY CERTAINTY)

| | ORIGINAL OIL-IN-PLACE (mmstb) | RECOVERABLE RESOURCES (mmstb) |
|---|---|---|
| POD 1 | 128.9 | 69.6 (2P reserves) |
| POD 2, POD 2 South | 53.8 | 21.8 |
| POD 3, POD 4 | 79.5 | 36.1 |
| **TOTAL** | **262.2** | **127.5** |

## HIGH ESTIMATE RESOURCES (>10 METRE PAY, LOWER CERTAINTY)

| | ORIGINAL OIL-IN-PLACE (mmstb) | RECOVERABLE RESOURCES (mmstb) |
|---|---|---|
| POD 1 | 178.6 | 108.3 (3P reserves) |
| POD 2, POD 2 South | 82.3 | 45.0 |
| POD 3, POD 4 | 116.8 | 66.0 |
| **TOTAL** | **377.7** | **219.3** |

*D&M Report*

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of the Corporation as at June 30, 2005 as evaluated by D&M in the reports dated July 25, 2005 and August 8, 2005 (collectively, the "D&M Report"). The D&M Report was prepared using assumptions and methodology guidelines outlined in the COGE Handbook and in accordance with NI 51-101. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables below. **The D&M Report includes 100% of Petrolifera's reserves as Connacher files consolidated financial statements that include the accounts of Petrolifera. Connacher owns 40% of the voting shares of Petrolifera, is its controlling shareholder and manages the business and affairs of Petrolifera. Petrolifera's share (60%) of proved, probable and possible reserves contained in the D&M Report, which represents Connacher's non-equity interest, are set forth in note 14 to the tables below.**

**All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the D&M Report. The recovery and reserves estimates of the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated.**

## CRUDE OIL AND NATURAL GAS RESERVES BASED ON FORECAST PRICES AND COSTS(9)

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| | Gross(1) (mbbl) | Net(1) (mbbl) | Gross(1) (mmcf) | Net(1) (mmcf) | Gross(1) (mbbl) | Net(1) (mbbl) |
| Proved Developed Producing(2)(5) | | | | | | |
| Canada | 1,327 | 1,033 | 106 | 94 | 2.3 | 1.6 |
| Argentina | 187 | 162 | 1,084 | 938 | - | - |
| **Total** | 1,514 | 1,195 | 1,190 | 1,032 | 2.3 | 1.6 |
| Proved Developed Non-Producing(2)(6) | | | | | | |
| Canada | 1 | 1 | 161 | 143 | - | - |
| Argentina | - | - | - | - | - | - |
| **Total** | 1 | 1 | 161 | 143 | - | - |
| Proved Undeveloped(2)(7) | | | | | | |
| Canada | 296 | 230 | - | - | - | - |
| Argentina | 154 | 133 | 294 | 254 | - | - |
| **Total** | 450 | 363 | 294 | 254 | - | - |
| Total Proved(2) | | | | | | |
| Canada | 1,624 | 1,264 | 267 | 237 | 2.3 | 1.6 |
| Argentina | 341 | 295 | 1,378 | 1,192 | - | - |
| **Total** | 1,965 | 1,559 | 1,645 | 1,429 | 2.3 | 1.6 |
| Total Probable(3) | | | | | | |
| Canada | 903 | 713 | 359 | 318 | 0.9 | 0.6 |
| Argentina | 486 | 420 | 1,554 | 1,335 | - | - |
| **Total** | 1,389 | 1,133 | 1,913 | 1,653 | 0.9 | 0.6 |
| Total Proved Plus Probable(2)(3) | | | | | | |
| Canada | 2,528 | 1,977 | 626 | 555 | 3.2 | 2.2 |
| Argentina | 827 | 715 | 2,922 | 2,527 | - | - |
| **Total** | 3,355 | 2,692 | 3,548 | 3,082 | 3.2 | 2.2 |
| Total Possible(4) | | | | | | |
| Canada | 1,044 | 913 | 124 | 114 | 0.1 | 0.1 |
| Argentina | 920 | 796 | 4,446 | 3,846 | - | - |
| **Total** | 1,964 | 1,709 | 4,570 | 3,960 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | |
| Canada | 3,571 | 2,890 | 750 | 669 | 3.3 | 2.3 |
| Argentina | 1,747 | 1,511 | 7,368 | 6,373 | - | - |
| **Total** | 5,318 | 4,401 | 8,118 | 7,042 | 3.3 | 2.3 |

# NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS(9)(12)

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes (13) Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing(2)(5) | | | | | | | | | | |
| Canada | 23,124 | 20,113 | 17,817 | 16,012 | 14,554 | 23,124 | 20,133 | 17,817 | 16,012 | 14,554 |
| Argentina | 3,706 | 3,156 | 2,772 | 2,480 | 2,247 | 3,706 | 3,156 | 2,772 | 2,480 | 2,247 |
| **Total** | 26,830 | 23,269 | 20,589 | 18,492 | 16,801 | 26,830 | 23,269 | 20,589 | 18,492 | 16,801 |
| Proved Developed Non-Producing(2)(6) | | | | | | | | | | |
| Canada | 853 | 779 | 715 | 659 | 608 | 853 | 779 | 715 | 659 | 608 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 853 | 779 | 715 | 659 | 608 | 853 | 779 | 715 | 659 | 608 |
| Proved Undeveloped(2)(7) | | | | | | | | | | |
| Canada | 4,576 | 3,894 | 3,318 | 2,826 | 2,407 | 4,576 | 3,894 | 3,318 | 2,826 | 2,407 |
| Argentina | 2,472 | 1,893 | 1,464 | 1,137 | 880 | 2,173 | 1,689 | 1,308 | 1,011 | 774 |
| **Total** | 7,048 | 5,787 | 4,782 | 3,963 | 3,287 | 6,749 | 5,583 | 4,626 | 3,837 | 3,181 |
| Total Proved(2) | | | | | | | | | | |
| Canada | 28,553 | 24,786 | 21,850 | 19,497 | 17,569 | 28,553 | 24,786 | 21,850 | 19,497 | 17,569 |
| Argentina | 6,178 | 5,049 | 4,236 | 3,617 | 3,127 | 5,879 | 4,845 | 4,080 | 3,491 | 3,021 |
| **Total** | 34,731 | 29,835 | 26,086 | 23,114 | 20,696 | 34,432 | 29,631 | 25,930 | 22,988 | 20,590 |
| Total Probable(3) | | | | | | | | | | |
| Canada | 15,741 | 11,632 | 8,865 | 6,898 | 5,435 | 15,737 | 11,630 | 8,864 | 6,897 | 5,435 |
| Argentina | 15,158 | 8,012 | 5,384 | 4,036 | 3,191 | 9,820 | 5,182 | 3,451 | 2,555 | 1,992 |
| **Total** | 30,899 | 19,644 | 14,249 | 10,934 | 8,626 | 25,557 | 16,812 | 12,315 | 9,452 | 7,427 |
| Total Proved Plus Probable(2)(3) | | | | | | | | | | |
| Canada | 44,294 | 36,418 | 30,715 | 26,395 | 23,004 | 44,290 | 36,416 | 30,714 | 26,394 | 23,004 |
| Argentina | 21,336 | 13,061 | 9,620 | 7,653 | 6,318 | 15,669 | 10,027 | 7,531 | 6,046 | 5,013 |
| **Total** | 65,630 | 49,479 | 40,335 | 34,048 | 29,322 | 59,959 | 46,443 | 38,245 | 32,440 | 28,017 |
| Total Possible(4) | | | | | | | | | | |
| Canada | 17,577 | 11,817 | 8,006 | 5,410 | 3,605 | 12,297 | 8,080 | 5,298 | 3,412 | 2,108 |
| Argentina | 37,528 | 16,272 | 9,440 | 6,304 | 4,508 | 24,488 | 10,509 | 5,981 | 3,881 | 2,665 |
| **Total** | 55,105 | 28,089 | 17,446 | 11,714 | 8,113 | 36,785 | 18,589 | 11,279 | 7,293 | 4,773 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | | | |
| Canada | 61,871 | 48,235 | 38,721 | 31,805 | 26,609 | 56,587 | 44,496 | 36,012 | 29,806 | 25,112 |
| Argentina | 58,864 | 29,333 | 19,060 | 13,957 | 10,826 | 40,187 | 20,536 | 13,512 | 9,927 | 7,768 |
| **Total** | 120,735 | 77,568 | 57,781 | 45,762 | 37,435 | 96,774 | 65,032 | 49,524 | 39,733 | 32,880 |

## CRUDE OIL AND NATURAL GAS RESERVES BASED ON CONSTANT PRICES AND COSTS[8]

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mmcf) | Net[1] (mmcf) | Gross[1] (mbbl) | Net[1] (mbbl) |
| Proved Developed Producing[2][5] | | | | | | |
| Canada | 1,328 | 1,031 | 106 | 95 | 2.3 | 1.6 |
| Argentina | 187 | 162 | 1,084 | 938 | - | - |
| **Total** | 1,515 | 1,193 | 1,190 | 1,033 | 2.3 | 1.6 |
| Proved Developed Non-Producing[2][6] | | | | | | |
| Canada | - | - | 161 | 142 | - | - |
| Argentina | - | - | - | - | - | - |
| **Total** | - | - | 161 | 142 | - | - |
| Proved Undeveloped[2][7] | | | | | | |
| Canada | 296 | 229 | - | - | - | - |
| Argentina | 154 | 133 | 294 | 254 | - | - |
| **Total** | 450 | 362 | 294 | 254 | - | - |
| Total Proved[2] | | | | | | |
| Canada | 1,624 | 1,259 | 267 | 237 | 2.3 | 1.6 |
| Argentina | 341 | 295 | 1,378 | 1,192 | - | - |
| **Total** | 1,965 | 1,554 | 1,645 | 1,429 | 2.3 | 1.6 |
| Total Probable[3] | | | | | | |
| Canada | 904 | 710 | 359 | 318 | 0.9 | 0.6 |
| Argentina | 486 | 420 | 1,544 | 1,335 | - | - |
| **Total** | 1,390 | 1,130 | 1,903 | 1,653 | 0.9 | 0.6 |
| Total Proved Plus Probable[2][3] | | | | | | |
| Canada | 2,528 | 1,969 | 626 | 555 | 3.2 | 2.2 |
| Argentina | 827 | 715 | 2,922 | 2,527 | - | - |
| **Total** | 3,355 | 2,684 | 3,548 | 3,082 | 3.2 | 2.2 |
| Total Possible[4] | | | | | | |
| Canada | 1044 | 909 | 124 | 114 | 0.1 | 0.1 |
| Argentina | 920 | 796 | 4,446 | 3,846 | - | - |
| **Total** | 1,964 | 1,705 | 4,570 | 3,960 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | |
| Canada | 3,572 | 2,878 | 750 | 669 | 3.3 | 2.3 |
| Argentina | 1,747 | 1,511 | 7,368 | 6,373 | - | - |
| **Total** | 5,319 | 4,389 | 8,118 | 7,042 | 3.3 | 2.3 |

# NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS[8][12]

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes [13] Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing[2][5] | | | | | | | | | | |
| Canada | 34,884 | 29,193 | 25,082 | 21,990 | 19,585 | 34,884 | 29,193 | 25,082 | 21,990 | 19,585 |
| Argentina | 5,324 | 4,316 | 3,649 | 3,170 | 2,805 | 5,320 | 4,315 | 3,649 | 3,170 | 2,805 |
| **Total** | 40,208 | 33,509 | 28,731 | 25,160 | 22,390 | 40,204 | 33,508 | 28,731 | 25,160 | 22,390 |
| Proved Developed Non-Producing[2][6] | | | | | | | | | | |
| Canada | 1,060 | 1,028 | 976 | 916 | 854 | 1,060 | 1,028 | 976 | 916 | 854 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 1,060 | 1,028 | 976 | 916 | 854 | 1,060 | 1,028 | 976 | 916 | 854 |
| Proved Undeveloped[2][7] | | | | | | | | | | |
| Canada | 7,073 | 5,970 | 5,062 | 4,309 | 3,681 | 7,073 | 5,970 | 5,062 | 4,309 | 3,681 |
| Argentina | 4,081 | 3,121 | 2,429 | 1,916 | 1,523 | 2,671 | 2,093 | 1,642 | 1,289 | 1,010 |
| **Total** | 11,154 | 9,091 | 7,491 | 6,225 | 5,204 | 9,744 | 8,063 | 6,704 | 5,598 | 4,691 |
| Total Proved[2] | | | | | | | | | | |
| Canada | 43,017 | 36,191 | 31,120 | 27,215 | 24,120 | 43,017 | 36,191 | 31,120 | 27,215 | 24,120 |
| Argentina | 9,405 | 7,437 | 6,078 | 5,086 | 4,328 | 7,991 | 6,408 | 5,291 | 4,459 | 3,815 |
| **Total** | 52,422 | 43,628 | 37,198 | 32,301 | 28,448 | 51,008 | 42,599 | 36,411 | 31,674 | 27,935 |
| Total Probable[3] | | | | | | | | | | |
| Canada | 26,325 | 19,219 | 14,593 | 11,381 | 9,041 | 18,749 | 13,535 | 10,202 | 7,917 | 6,263 |
| Argentina | 17,987 | 10,444 | 7,286 | 5,532 | 4,391 | 11,689 | 6,767 | 4,688 | 3,531 | 2,777 |
| **Total** | 44,312 | 29,663 | 21,879 | 16,913 | 13,432 | 30,438 | 20,302 | 14,890 | 11,448 | 9,040 |
| Total Proved Plus Probable[2][3] | | | | | | | | | | |
| Canada | 69,342 | 55,410 | 45,713 | 38,596 | 33,161 | 61,766 | 49,726 | 41,322 | 35,132 | 30,383 |
| Argentina | 27,392 | 17,881 | 13,364 | 10,618 | 8,719 | 19,680 | 13,175 | 9,979 | 7,990 | 6,592 |
| **Total** | 96,734 | 73,291 | 59,077 | 49,214 | 41,880 | 81,446 | 62,901 | 51,301 | 43,122 | 36,975 |
| Total Possible[4] | | | | | | | | | | |
| Canada | 30,654 | 21,459 | 15,261 | 10,981 | 7,960 | 20,709 | 14,285 | 9,960 | 6,980 | 4,886 |
| Argentina | 38,285 | 18,275 | 10,993 | 7,426 | 5,333 | 24,946 | 11,811 | 6,995 | 4,614 | 3,206 |
| **Total** | 68,939 | 39,734 | 26,254 | 18,407 | 13,293 | 45,655 | 26,096 | 16,955 | 11,594 | 8,092 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | | | | | |
| Canada | 99,996 | 76,869 | 60,974 | 49,577 | 41,121 | 82,475 | 64,011 | 51,282 | 42,112 | 35,269 |
| Argentina | 65,677 | 36,156 | 24,357 | 18,044 | 14,052 | 44,626 | 24,986 | 16,974 | 12,604 | 9,798 |
| **Total** | 165,673 | 113,025 | 85,331 | 67,621 | 55,173 | 127,101 | 88,997 | 68,256 | 54,716 | 45,067 |

**Notes:**

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Corporation. "Net Reserves" are the Corporation's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in reserves.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6) "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(7) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8) The product prices used in the constant price and cost evaluations in the D&M Report were as follows: in Canada, light and medium oil $49.24/bbl, natural gas $7.93/mcf and condensate $67.00/bbl. In Argentina, light and medium crude oil $49.74/bbl and natural gas $1.13/mcf.

(9) The pricing assumptions used in the D&M Report with respect to values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. D&M is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

| | Light and Medium Crude Oil | | | | Natural Gas | Inflation Rate | Exchange Rate |
|---|---|---|---|---|---|---|---|
| | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price D2S2 ($Cdn/bbl) | Neuquen Basin ($Cdn/bbl) | Argentina Gas ($/mcf) | Saskatchewan Gas ($Cdn/mcf) | %/year | $US/$Cdn |
| Forecast | | | | | | | |
| 2005 (6 mos) | 54.00 | 64.29 | 45.90 | 1.13 | 7.92 | 2.0 | 0.82 |
| 2006 | 51.00 | 60.60 | 43.33 | 1.58 | 7.35 | 2.0 | 0.82 |
| 2007 | 46.82 | 55.47 | 39.74 | 2.11 | 6.78 | 2.0 | 0.82 |
| 2008 | 42.45 | 50.11 | 35.99 | 2.15 | 6.20 | 2.0 | 0.82 |
| 2009 | 40.59 | 47.81 | 34.39 | 2.20 | 6.23 | 2.0 | 0.82 |
| 2010 | 38.64 | 45.40 | 32.72 | 2.24 | 6.26 | 2.0 | 0.82 |
| 2011 | 38.29 | 44.93 | 32.41 | 2.29 | 6.23 | 2.0 | 0.82 |
| 2012 | 39.06 | 45.83 | 33.08 | 2.33 | 6.28 | 2.0 | 0.82 |
| 2013 | 39.84 | 46.75 | 33.75 | 2.38 | 6.32 | 2.0 | 0.82 |
| 2014 | 40.63 | 47.68 | 34.42 | 2.43 | 6.37 | 2.0 | 0.82 |
| 2015 | 41.45 | 48.64 | 35.13 | 2.47 | 6.41 | 2.0 | 0.82 |
| 2016 | 42.27 | 49.61 | 34.84 | 2.52 | 6.45 | 2.0 | 0.82 |
| Thereafter | 2% | 2% | 2% | 2% | 2% | 2.0 | 0.82 |

(10) Values include processing and other income.

(11) Values include Alberta Royalty Tax Credit.

(12) Operating expenses, capital costs and abandonment costs utilized in the D&M Report were as follows:

| | Constant Prices and Costs - Canada (Undiscounted) | | | Forecast Prices and Costs - Canada (Undiscounted) | | |
|---|---|---|---|---|---|---|
| | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) |
| Operating Costs | 15,995 | 24,574 | 33,063 | 17,705 | 27,952 | 37,613 |
| Capital Costs | 1,940 | 5,528 | 12,660 | 1,951 | 5,554 | 12,922 |
| Abandonment | 1,981 | 2,208 | 2,315 | 2,255 | 2,619 | 2,766 |

| | Constant Prices and Costs - Argentina (Undiscounted) | | | Forecast Prices and Costs - Argentina (Undiscounted) | | |
|---|---|---|---|---|---|---|
| | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) |
| Operating Costs | 4,985 | 8,148 | 11,015 | 5,676 | 10,118 | 13,818 |
| Capital Costs | 1,356 | 2,544 | 5,218 | 1,356 | 2,568 | 5,254 |
| Abandonment | 280 | 344 | 448 | 344 | 483 | 710 |

(13) Estimations of future income tax expenses included in the D&M Report relate solely to estimated unclaimed costs and tax losses, tax credits and allowances in respect of Connacher's oil and gas activities, excluding the Great Divide project. Estimated unclaimed costs and tax losses, tax credits and allowances relating to the Great Divide Project are included in the GLJ Report. The estimated net present value of future net revenue calculated both before and after deducting income taxes may not represent fair value. Furthermore, such calculations after deducting income tax may differ when calculated on a consolidated basis rather than calculated independently as set forth in the GLJ Report and presented in the tables included herein. See "GLJ Report".

(14) Petrolifera's share (60%) of the reserves reflected above, which represents Connacher's non-equity interest, are as set forth below:

**CRUDE OIL AND NATURAL GAS RESERVES BASED ON CONSTANT PRICES AND COSTS[8]**

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mmcf) | Net[1] (mmcf) | Gross[1] (mbbl) | Net[1] (mbbl) |
| Total Proved | 205 | 177 | 827 | 715 | - | - |
| Probable | 291 | 252 | 926 | 801 | - | - |
| Total Proved Plus Probable | 496 | 429 | 1,753 | 1,516 | - | - |
| Possible | 552 | 478 | 2,668 | 2,308 | - | - |
| Total Proved Plus Probable Plus Possible | 1,048 | 907 | 4,421 | 3,824 | - | - |

**CRUDE OIL AND NATURAL GAS RESERVES**
**BASED ON FORECAST PRICES AND COSTS[9]**

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mmcf) | Net[1] (mmcf) | Gross[1] (mbbl) | Net[1] (mbbl) |
| Total Proved | 205 | 177 | 827 | 715 | - | - |
| Probable | 291 | 252 | 926 | 801 | - | - |
| Total Proved Plus Probable | 496 | 429 | 1,753 | 1,516 | - | - |
| Possible | 552 | 478 | 2,668 | 2,308 | - | - |
| Total Proved Plus Probable Plus Possible | 1,048 | 907 | 4,421 | 3,824 | - | - |

## DETAILS OF THE OFFERING AND SHARE CAPITAL

This offering consists of 27,027,400 Common Shares (40,541,000 Common Shares if the Underwriters' Option is exercised in full) at a price of $1.85 per Common Share. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the first preferred shares and second preferred shares (together, "Preferred Shares") of the Corporation. This summary does not purport to be complete and is subject to, and qualified by, reference to the articles of the Corporation.

### Common Shares

The holders of Common Shares are entitled to: dividends if, as and when declared by the Board of Directors of the Corporation; to one vote per share at meetings of the holders of Common Shares of the Corporation; and upon liquidation, dissolution or winding up of the Corporation, to receive pro-rata the remaining property and assets of the Corporation, subject to the rights of shares having priority over the Common Shares.

### Preferred Shares

The Preferred Shares are issuable in series and each class of Preferred Shares will have such rights, restrictions, conditions and limitations as the Board of Directors of the Corporation may from time to time determine. The holders of Preferred Shares are entitled, in priority to holders of Common Shares, to be paid rateably with holders of each other series of Preferred Shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series and upon liquidation, dissolution or winding up of the Corporation, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to holders of such series.

## PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated as of August 19, 2005 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of 27,027,400 Common Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Common Shares on September 7, 2005 or on such other date as may be agreed between the Corporation and the Underwriters. Delivery of the Common Shares is conditional upon payment on closing of $1.85 per Common Share by the Underwriters to the Corporation. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of $0.111 per Common Share issued by the Corporation and sold by the Underwriters for an aggregate fee payable by the Corporation of $3,000,041, in consideration for the Underwriters' services in connection with this offering. The terms of this offering of Common Shares were determined by negotiation between the Corporation and GMP Securities Ltd. on its own behalf and on behalf of the other Underwriters.

Pursuant to the Underwriting Agreement, the Corporation has granted the Underwriters' Option to the Underwriters to purchase up to an additional 13,513,600 Common Shares at a price of $1.85 per Common Share. The Underwriters' Option is exercisable at any time prior to the time of closing of the offering. If the Underwriters' Option is exercised in full, the total offering of Common Shares, the Underwriters' fee and net proceeds to the Corporation (before deducting expenses of this offering) will be $75,000,850, $4,500,051 and $70,500,799, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase the Common

Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares, unless the number of Common Shares which one or more of the Underwriters fail to purchase represents not more than 6.458% of the total number of Common Shares being offered, in which case the remaining Underwriters are obligated to purchase such Common Shares on a pro rata basis. The Underwriters are, however, obligated to take-up and pay for all Common Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders, employees, affiliates and partners against certain liabilities and expenses.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, provided the bid or purchase is not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice. Certificates for the Common Shares will be available for delivery at the closing of this offering, which is expected to occur on or about September 7, 2005.

The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus on the TSX. Listing of the Common Shares distributed under this short form prospectus on the TSX will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before November 10, 2005.

The Corporation has agreed with the Underwriters that, for the period commencing as of the date of the Underwriting Agreement and ending on the date that is 90 days following the date of closing of the offering of Common Shares, it will not offer, or announce the offering of, or make or announce any agreement to issue, sell or exchange Common Shares or securities convertible or exchangeable into Common Shares without the prior consent of GMP Securities Ltd., such consent not to be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may, without such consent, issue Common Shares on exercise of existing instruments and obligations outstanding on the date of the Underwriting Agreement.

The Common Shares offered hereunder have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. In connection with the offering, institutional "accredited investors" (as defined in Regulation D under the 1933 Act) designated by the Underwriters may purchase Common Shares directly from the Corporation in transactions exempt from registration under Rule 506 of Regulation D, and the Underwriters' obligation to purchase Common Shares from the Corporation will be reduced to the extent of any such purchases. Any offers or sales of Common Shares in the United States will be made by U.S. affiliates of the Underwriters.

In addition, until 40 days after the commencement of this offering, any offer or sale of Common Shares offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act, if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption under the 1933 Act.

## CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2004, and as at June 30, 2005, both before and after giving effect to this offering:

| Description | Authorized | As at December 31, 2004 | As at June 30, 2005 before giving effect to this offering | As at June 30, 2005 after giving effect to this offering [3] |
|---|---|---|---|---|
| Credit Facilities [1] | | nil | $250,000 | nil |
| Preferred Shares | Unlimited | nil | nil | nil |
| Common Shares[2] | Unlimited | $38,755,561 (89,626,743 shares) | $37,740,416 (93,012,500 shares) | $84,341,065 (120,039,900 shares) |
| Contributed Surplus | | $535,258 | $822,308 | $822,308 |

Notes:

(1) As at August 25, 2005, the Corporation has aggregate demand credit facilities in the amount of $11.7 million. These credit facilities are comprised of a $8.7 million revolving reducing demand loan ("LOC") with scheduled monthly reductions of $325,000 and a $3 million non-revolving acquisition / development demand loan facility ("AD Facility"). The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility. Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

(2) Does not include 6,913,100 Common Shares issuable upon exercise of stock options granted pursuant to the Corporation's option plan and 2,065,730 Common Shares issuable upon exercise of outstanding warrants, each as of August 25, 2005.

(3) Based on the issuance of 27,027,400 Common Shares for aggregate gross proceeds of $50,000,690 less the Underwriters' fee of $3,000,041 and estimated expenses of this offering of $400,000 for net proceeds to the Corporation of $46,600,649. Does not give effect to the exercise of the Underwriters' Option. If the Underwriters' Option is exercised in full, an aggregate of 40,541,000 Common Shares will be issued pursuant to this offering for aggregate gross proceeds of $75,000,850 less the Underwriters' fee of $4,500,051 and estimated expenses of this offering of $400,000 for net proceeds to the Corporation of $70,100,799. See "Plan of Distribution". If the Underwriters' Option is exercised in full, the Common Shares outstanding after giving effect to this offering will be 133,553,500 ($107,841,215).

## PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The outstanding Common Shares are traded on the TSX under the trading symbol "CLL". The following table sets forth the closing price range and trading volume of the Common Shares as reported by the TSX for the periods indicated.

| Period | High | Low | Volume |
|---|---|---|---|
| **2004** | | | |
| First Quarter | $1.75 | $0.73 | 20,706,378 |
| Second Quarter | $1.08 | $0.30 | 30,107,675 |
| Third Quarter | $0.44 | $0.28 | 8,880,283 |
| Fourth Quarter | $0.80 | $0.29 | 25,255,633 |
| **2005** | | | |
| January | $0.69 | $0.49 | 4,290,661 |
| February | $0.92 | $0.61 | 14,690,099 |
| March | $1.22 | $0.74 | 21,505,505 |
| April | $1.05 | $0.68 | 8,403,185 |
| May | $0.88 | $0.68 | 3,292,350 |
| June | $0.85 | $0.72 | 5,125,144 |
| July | $1.12 | $0.76 | 9,317,232 |
| August 1 - 25 | $2.60 | $1.09 | 105,148,200 |

On August 25, 2005, the closing price per Common Share on the TSX was $2.17.

## USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Common Shares are estimated to be approximately $46,600,649 ($70,100,799 in the event the Underwriters' Option is exercised in full) after deducting the fees of $3,000,041 payable to the Underwriters ($4,500,051 if the Underwriters' Option is exercised in full) and the estimated expenses of this offering of $400,000. The net proceeds of this offering will be used by the Corporation to fund development of the Great Divide oil sands project and for general corporate purposes.

## RISK FACTORS

An investment in the Common Shares is subject to certain risks and should be considered speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. The increased focus of the Corporation's operating activities on the development of its Great Divide oil sands project exposes the Corporation to various risks and uncertainties relating to this project. Investors should carefully consider the risks described under the heading "Risk Factors" in the Corporation's AIF incorporated by reference in this short form prospectus as well as the risk factors set forth below and elsewhere in this short form prospectus prior to making an investment in the Common Shares.

### Status of Great Divide and Stage of Development of the Corporation

The Corporation recently submitted its application for the development of its Great Divide oil sands project to the Alberta Energy and Utilities Board and Alberta Environment for the necessary approvals required to produce bitumen using a steam assisted gravity drainage ("SAGD") process. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. There can be no assurance that the required approvals will be obtained and, if obtained, will be obtained on terms and conditions acceptable to the Corporation. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of the project and increased costs, all of which could have a material adverse affect on the Corporation.

If all regulatory approvals are obtained, there is a risk that design and construction of the facilities and infrastructure to support the project will not be completed on time, on budget or at all. Additionally, there is a risk that the Great Divide project may have delays, interruptions of operations or increased costs due to many factors, including, without limitation:

- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- non-performance by third-party contractors;
- labour disputes, disruptions or declines in productivity;
- increases in materials or labour costs;
- inability to attract sufficient numbers of qualified workers;
- delays in obtaining, or conditions imposed by, regulatory approvals;
- changes in Great Divide's scope;
- permit requirement violation;
- reservoir performance;
- energy supply disruption;
- drilling rigs and services availability; and
- catastrophic events such as fires, earthquakes, storms or explosions.

### Infrastructure for the Great Divide Project

The Corporation will depend, to a large extent, on third party designers, contractors and suppliers to design and construct the necessary facilities and infrastructure for the Great Divide project. The Corporation also anticipates that it will rely on certain infrastructure owned and operated or to be constructed by others, including, without limitation, pipelines for the transportation of diluent and produced bitumen to the market, natural gas, water source and disposal pipelines and electrical grid transmission lines for the provision and/or sale of electricity to the Corporation. The failure of any or all of these third parties to supply utilities, services or construct the infrastructure

required to complete the Great Divide project on a timely basis and on acceptable commercial terms will negatively impact the Corporation's operation and financial results.

**Access to Human Resources**

The labour force in the Fort McMurray and surrounding area is limited and the inability to access the necessary skilled labourers to construct and operate the Corporation's Great Divide project could have an adverse affect on the Corporation's development plans. In addition, rising personnel costs could result in increases in general and administrative expenses and labour costs associated with the development of the project.

**Recovery of Bitumen**

Recovering bitumen from oil sands involves particular risks and uncertainties. The Corporation is susceptible to loss of production or slowdowns. Severe climatic conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. Equipment failures could result in damage to the Corporation's facilities or wells and liability to third parties against which the Corporation may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

**Access to Diluent Supplies at Favourable Prices**

Bitumen is characterized by high specific gravity or weight and high viscosity or resistance to flow. Among its other uses, diluent is required to facilitate the transportation of bitumen. A shortfall in the supply of diluent may cause its price to increase thereby increasing the cost to transport bitumen to market and correspondingly increasing the Corporation's operating cost, decreasing its net revenues and negatively impacting the overall profitability of the Great Divide oil sands project.

**Competition**

When operations commence, the Great Divide project will compete with other producers of bitumen and conventional producers of oil and gas. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

A number of companies other than the Corporation have announced plans to enter the oil sands business, or expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of bitumen in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

**Royalty Regime**

In the event that the Great Divide project is developed and becomes operational, the Corporation's revenue and expenses will be directly affected by the royalty regime applicable to the Great Divide project. The economic benefit of future capital expenditures at Great Divide is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that the federal government and the Province of Alberta will not adopt a new royalty regime which will make capital expenditures uneconomic or that the regime currently in place will remain unchanged.

## ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Burnet, Duckworth & Palmer LLP, based on the provisions of the Tax Act and the proposals to amend the Tax Act and the regulations thereunder, which have been publicly announced by or on behalf of the Minister of Finance prior to the date hereof, provided the Common Shares are listed on the TSX, the Common Shares will, on the date of closing of the offering of Common Shares, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

## LEGAL MATTERS

Certain legal matters in connection with the issuance of the Common Shares offered hereby will be passed upon on behalf of the Corporation by Macleod Dixon LLP, Calgary, Alberta and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP, Calgary, Alberta.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants of Calgary, Alberta.

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal office in Calgary, Alberta and BNY Trust Company of Canada at its principal office in Toronto, Ontario.

## INTERESTS OF EXPERTS

As of the date hereof, each of DeGolyer and MacNaughton Canada Limited and Gilbert Laustsen Jung Associates Ltd., being the independent petroleum consultants to the Corporation, did not beneficially own any of the outstanding Common Shares. As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group and the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, beneficially own, directly and indirectly, less than one percent of the Common Shares.

**AUDITORS' CONSENT**

We have read the short form prospectus of Connacher Oil and Gas Limited (the "Corporation") dated August 26, 2005 qualifying the distribution of 27,027,400 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. Our report is dated March 11, 2005.

Calgary, Alberta
August 26, 2005

(signed) "Deloitte & Touche LLP"
Chartered Accountants

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## CERTIFICATE OF THE CORPORATION

Date: August 26, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Quebec).

(Signed) "Richard A. Gusella"
President and Chief Executive Officer

(Signed) "Richard R. Kines"
Vice-President, Finance and Chief Financial Officer

**On Behalf of the Board of Directors**

(Signed) "Stewart D. McGregor"
Director

(Signed) "Colin M. Evans"
Director

## CERTIFICATE OF THE UNDERWRITERS

Date: August 26, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Quebec).

**GMP SECURITIES LTD.**

By: (Signed) Matthew Sobolewski

**TD SECURITIES INC.**

By: (Signed) Kasey Fukada

| **JENNINGS CAPITAL INC.** | **OCTAGON CAPITAL CORPORATION** | **SALMAN PARTNERS INC.** |
|---|---|---|
| By: (Signed) Martin McGoldrick | By: (Signed) W. Scott McGregor | By: (Signed) Terrance K. Salman |

Macleod Dixon LLP
Lawyers
Calgary Toronto Moscow Almaty/Atyrau Caracas Rio de Janeiro



August 26, 2005

**CONSENT**

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Administrator of Securities, New Brunswick
Ontario Securities Commission
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission
The Securities Commission of Newfoundland and Labrador

Dear Sirs:

***Re: Connacher Oil and Gas Limited - Short Form Prospectus dated August 26, 2005***

We refer to the short form prospectus of Connacher Oil and Gas Limited dated August 26, 2005 (the "Prospectus") relating to the offering of 27,027,400 Common Shares for aggregate gross proceeds of $50,000,690. Capitalized terms have the meanings ascribed thereto in the Prospectus unless otherwise defined herein.

We hereby consent to the references to our firm name on the face page and under the headings "Legal Matters" and "Interests of Experts" in the Prospectus and to the reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinion referred to therein.

Yours truly,

MACLEOD DIXON LLP

*"Macleod Dixon LLP"*

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Chris von Vegesack
Direct Phone: (403) 260-0121
Direct Fax: (403) 260-0330
cvv@bdplaw.com

Assistant: Amanda Cutting
Direct Phone: (403) 260-0122
Our File: 51785-130

**DELIVERED VIA SEDAR**

August 26, 2005

To All Securities Commissions in each of
the Provinces of Canada (other than Quebec)

Dear Sirs:

**Re: Distribution of up to 40,541,000 Common Shares of Connacher Oil and Gas Limited at an issue price of $1.85 per Common Share**

We refer to the (final) short form prospectus dated August 26, 2005 (the "**Prospectus**") of Connacher Oil and Gas Limited ("**Connacher**") relating to the distribution of common shares of Connacher.

We hereby consent to the reference to our firm name and our opinion in the Prospectus under the heading "Eligibility for Investment" and to the reference to our firm name in the Prospectus under the heading "Interests of Experts".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

*(signed) "Burnet, Duckworth & Palmer LLP"*

G:\051785\0130\BDP Consent 01.doc

**DEGOLYER AND MACNAUGHTON**
**Canada Limited**
311 – 6th Avenue SW, Suite 1430
Energy Plaza, East Tower
Calgary, Alberta, Canada T2P 3H2

TELEPHONE
(403) 266-8680
FAX
(403) 266-1887



# CONSENT

**To: The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada (other than Quebec)**

We refer to the short form prospectus dated August 26, 2005 (the "Prospectus") of Connacher Oil and Gas Limited (the "Corporation") relating to the issuance of 27,027,400 common shares of the Corporation.

We were engaged by the Corporation to prepare an evaluation of the crude oil and natural gas reserves and the value of future net revenue of the Corporation as at June 30, 2005 as evaluated by the undersigned in the reports dated July 25, 2005 and August 8, 2005 (collectively, the "D&M Report").

We hereby consent to the reference to our firm name and to the summaries of and excerpts from the D&M Report in the Prospectus and in the documents incorporated by reference therein.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the D&M Report or that are within our knowledge as a result of the services performed by us in connection with the D&M Report.

Very truly yours,

Attila A. Szabo, P.Eng.
Vice President, Evaluations
DeGolyer and MacNaughton
Canada Limited

AAS/th
Dated: August 26, 2005
Calgary, Alberta, CANADA

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

# LETTER OF CONSENT

**TO: The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada (other than Quebec)**

We refer to the short form prospectus dated August 26, 2005 (the "Prospectus") of Connacher Oil and Gas Limited (the "Corporation") relating to the issuance of 27,027,400 common shares of the Corporation.

We were engaged by the Corporation to prepare an evaluation of the bitumen reserves and resources and the value of future net revenue of the Corporation as at September 1, 2005 as evaluated by the undersigned in the report dated July 29, 2005 (the "GLJ Report").

We hereby consent to the reference to our firm name and to the summaries of and excerpts from the GLJ Report in the Prospectus and in the documents incorporated by reference therein.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the GLJ Report or that are within our knowledge as a result of the services performed by us in connection with the GLJ Report.

Yours very truly,

**GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.**

ORIGINALLY SIGNED BY

Dana B. Laustsen
Executive Vice-President

Dated: August 26, 2005
Calgary, Alberta
CANADA

**Gilbert Laustsen Jung**
**Associa tes Ltd.** **Petroleum Consultants**
**4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855**

LETTER OF CONSENT

TO: The Securities Commissions or Similar Regulatory Authorities
in each of the Provinces of Canada (other than Quebec)

*e refer to the short form prospectus dated August , (the "Prospectus") of Connacher il and as imited (the "Corporation") relating to the issuance of , , common shares of the Corporation.*

*e were engaged by the Corporation to prepare an evaluation of the bitumen reserves and resources and the value of future net revenue of the Corporation as at September 1, as evaluated by the undersigned in the report dated uly 9, (the " eport").*

*e hereby consent to the reference to our firm name and to the summaries of and excerpts from the eport in the Prospectus and in the documents incorporated by reference therein.*

*e confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the eport or that are within our nowledge as a result of the services performed by us in connection with the eport.*

*ours very truly,*

GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

*I INA SI N D B*

*Dana B. austsen*
*xecutive ice President*

*Dated August ,*
*Calgary, Alberta*
*CANADA*

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca



August 26, 2005

To the appropriate Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

**RE: Connacher Oil and Gas Limited (the "Company")**

We refer to the short form prospectus of the Company dated August 26, 2005 qualifying the distribution of 27,027,400 common shares of the Company (the "Prospectus").

We consent to the incorporation by reference in the above-mentioned Prospectus of our report dated March 11, 2005 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2004 and 2003;
- Consolidated statements of operations and retained earnings and of cash flows for each of the years in the two-year period ended December 31, 2004.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

**UNDERWRITING AGREEMENT**



August 19, 2005

Connacher Oil and Gas Limited
2600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

**Attention:** **Mr. Richard A. Gusella**
**President and Chief Executive Officer**

Dear Sirs:

**Re: Offering of up to 40,541,000 Common Shares**

GMP Securities Ltd., TD Securities Inc., Jennings Capital Inc., Octagon Capital Corporation and Salman Partners Inc. (collectively, the "**Underwriters**") understand that Connacher Oil and Gas Limited (the "**Corporation**") proposes to issue and sell 27,027,400 common shares of the Corporation (the "**Committed Shares**").

Upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase (in the respective percentages described in section 18 hereof) the Committed Shares from the Corporation and the Corporation hereby agrees to issue and sell to the Underwriters, all but not less than all of the Committed Shares at the price of $1.85 per Committed Share for an aggregate purchase price of $50,000,690. In addition, subject to the terms and conditions hereof, the Corporation hereby grants to the Underwriters an option (the "**Underwriters' Option**"), exercisable, in full or in part by GMP Securities Ltd., for and on behalf of the Underwriters, at or prior to the Closing Time, to purchase up to an additional 13,513,600 common shares at a price of $1.85 per common share (the "**Option Shares**") for additional aggregate gross proceeds of up to $25,000,160 and, if such option is exercised, the Underwriters agree to purchase that number of Option Shares set out in the notice of exercise of the Underwriters' Option on the basis provided herein and may arrange substitute purchasers for such shares as contemplated herein. The Committed Shares and that number of Option Shares in respect of which the Underwriters' Option is exercised are referred to herein as the "**Offered Shares**". Institutional "accredited investors" (as defined in Regulation D under the *United States Securities Act of 1933*, as amended) may also purchase Offered Shares directly from the Corporation in transactions exempt from registration under Rule 506 of Regulation D, and the Underwriters' obligation to purchase Offered Shares from the Corporation will be reduced to the extent of any such purchases. Any offers or sales of Offered Shares in the United States will be made by U.S. affiliates of the Underwriters.

The Underwriters propose to distribute the Offered Shares in Canada pursuant to the Prospectus (as defined below) and in the United States in the manner contemplated by this Agreement.

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Offered Shares to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

**1. Definitions**

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AIF**" means the revised initial annual information form of the Corporation dated March 24, 2005 for the year ended December 31, 2004;

(c) "**Applicable Securities Laws**" means all applicable securities, corporate and other laws, rules, regulations, notices and published policies in the Qualifying Provinces;

(d) "**ASC**" means the Alberta Securities Commission;

(e) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(f) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(g) "**Closing Date**" means September 7, 2005 or such other date as may be agreed to by the Underwriters and the Corporation;

(h) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(i) "**Common Shares**" means common shares in the capital of the Corporation;

(j) "**Corporation's auditors**" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(k) "**Corporation's counsel**" means Macleod Dixon LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(l) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the Financial Statements;

(iii) the information circular of the Corporation dated March 24, 2005, relating to the annual and special meeting of the Corporation's shareholders held on May 10, 2005 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference therein); and

(iv) any other document that is, or is deemed to be, incorporated by reference into the Prospectus.

(m) "**Due Diligence Session**" shall have the meaning set forth in section 3(d);

(n) "**Due Diligence Session Responses**" means the responses of the Corporation, as given by any director or senior officer of the Corporation, at a Due Diligence Session:

(i) excluding the portion of such responses which are forward-looking or relate to projections or forecasts; but

(ii) including the portion of such responses which relate to the oil and gas reserves of the Corporation;

(o) "**final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Qualifying Provinces;

(p) "**Financial Statements**" means collectively the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2004 and the interim unaudited comparative consolidated financial statements of the Corporation for the three and six months

ended June 30, 2005 (in each case including the notes thereto and management discussion and analysis of the financial condition and operations of the Corporation in respect thereof);

(q) "**Material Subsidiaries**" means COGL Resources Ltd., Great Divide Oil Corporation and Petrolifera and any other subsidiary of the Corporation, the total assets of which constitute more than 5% of the consolidated assets of the Corporation as at June 30, 2005 or the total revenues of which constitute more than 5% of the consolidated revenues of the Corporation for the six months ended June 30, 2005;

(r) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(s) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators;

(t) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended;

(u) "**Petrolifera**" means Petrolifera Petroleum Limited, a subsidiary of the Corporation which was incorporated under the CBCA;

(v) "**Puesto Morales/Rinconada Concession**" or "**Concession**" means the interests in the Puesto Morales and Rinconada blocks in the Neuquen Basin in Argentina;

(w) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued in each of the Qualifying Provinces;

(x) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated August 19, 2005 and any amendments thereto, in respect of the distribution of the Common Shares, in the English language, including the documents incorporated by reference therein;

(y) "**Prospectus**" means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Common Shares, in the English language, including the documents incorporated by reference therein;

(z) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(aa) "**Public Record**" means all information filed by or on behalf of the Corporation and its predecessor entities, including without limitation, the Documents, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(bb) "**Qualifying Provinces**" means each province of Canada, excluding Quebec;

(cc) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(dd) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Common Shares pursuant to this agreement;

(ee) "**subsidiary**" or "**subsidiaries**" means COGL Resources Ltd., Great Divide Oil Corporation, Petrolifera and any other entities within the meaning of "subsidiary" as defined in the ABCA;

(ff) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be

filed by or on behalf of the Corporation under the Applicable Securities Laws which are incorporated by reference into the Prospectuses;

(gg) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(hh) "**TSX**" means the Toronto Stock Exchange;

(ii) "**Underwriters' counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Underwriters, with the consent of the Corporation, may appoint;

(jj) "**Wrap**" means the confidential information memorandum in respect of the distribution of the Common Shares to certain investors in the United States, in respect of both the Preliminary Prospectus and the Prospectus; and

(kk) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning.

**2. Underwriting Fee**

In consideration for their services in underwriting the distribution of and purchasing the Offered Shares, the Corporation agrees to pay to the Underwriters at the Closing Time a fee (the "**Underwriting Fee**") of $0.111 per Committed Share (the fee being an aggregate amount of $3,000,041.40), plus an amount equal to $0.111 for each additional Common Share in respect of which the Underwriters' Option is exercised and for which Common Shares are issued hereunder. The Underwriting Fee may, at the sole option of the Underwriters and without reducing the issue price per Offered Share of $1.85, be deducted from the aggregate gross proceeds of the sale of the Offered Shares and withheld for the account of the Underwriters.

**3. Qualification for Sale**

(a) The Corporation represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 for the distribution of the Offered Shares.

(b) The Corporation shall elect and comply in all material respects with Mutual Reliance Review System and in connection therewith shall:

(i) prepare and file under the Mutual Reliance Review System the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designate the ASC as the principal regulator no later than 9:00 p.m. (Calgary time) on August 19, 2005; and

(ii) obtain a preliminary MRRS Decision Document dated August 19, 2005 from the ASC;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(A) prepared and filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions no later than 9:00 p.m. (Calgary time) on August 30, 2005 (or such later date as may be agreed to in writing by the Corporation and the Underwriters);

(B) obtained a final MRRS Decision Document dated August 30, 2005 (or such later date as may be agreed to in writing by the Corporation and the Underwriters) from the ASC;

(C) otherwise fulfilled all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Qualifying Provinces through the

Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Offered Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Shares for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Shares, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of (such approval not to be unreasonably withheld), such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Shares, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. During such period, the Corporation shall also make available its directors, senior management, auditors and independent engineers to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the "**Due Diligence Session**"); the Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use reasonable commercial efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.

(e) The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Shares for distribution to the public in the Qualifying Provinces.

**4. Delivery of Prospectus and Related Documents**

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which are not available on SEDAR and which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, in the English language, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters; and

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" in form and substance satisfactory to the Underwriters and the Underwriters' counsel, acting reasonably, from the Corporation's auditors, dated the date of the Prospectus, addressed to the Underwriters with respect to the financial and accounting information contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on the Corporation's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Shares.

**5. Commercial Copies**

(a) The Corporation shall, as soon as possible but in any event not later than (i) in the City of Toronto, noon (local time at the place of delivery) on the first Business Day, and (ii) in the cities of Calgary and Vancouver, noon (local time at the place of delivery) on the second Business Day, following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material and the Wrap in such numbers as the Underwriters may reasonably request by written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents; and

(b) the Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

**6. Material Change**

(a) During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries, taken as a whole;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material (other than any matter relating solely to any of the Underwriters); and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the

occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Shares.

(c) The Corporation will promptly comply to the satisfaction of the Underwriters and the Underwriters' counsel, acting reasonably, with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English language as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statements of the Corporation;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, press release or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Corporation.

7. **Representations, Warranties and Covenants of the Corporation**

(a) Each delivery of the Preliminary Prospectus, the Prospectus or any Supplementary Material pursuant to section 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101; and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (whether financial or otherwise) from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation.

(b) In addition to the representations and warranties contained in subsection (a) hereof, the Corporation represents, warrants and covenants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations, warranties and covenants in entering into this agreement, that:

(i) each of the Corporation and each of its Material Subsidiaries has been duly incorporated, amalgamated or formed and organized and is valid and subsisting under the laws of the jurisdiction of its incorporation, amalgamation or formation and has all requisite authority and power to carry on its business as described in the Prospectuses, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(ii) each of the Corporation and each of its Material Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii) the Corporation has no subsidiaries other than COGL Resources Ltd., Great Divide Oil Corporation and Petrolifera and the Corporation is not affiliated with, nor is it a holding corporation of, any other body corporate;

(iv) the Corporation owns 40% of the outstanding shares of Petrolifera which company indirectly owns 100% of the Puesto Morales/Rinconada Concession and which indirectly has secured two licenses covering two exploratory blocks in the Marañon and Ucayali Basin in Peru;

(v) the Corporation has full corporate power and authority to issue the Offered Shares and, at the Closing Date, the Offered Shares will be duly and validly authorized, allotted and reserved for issuance and will, upon receipt of full payment therefor, be validly issued as fully paid and non-assessable Common Shares;

(vi) neither the Corporation nor any of its subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this agreement and the performance of any of the transactions contemplated hereby by the

Corporation, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation or any of its subsidiaries, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Material Subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or any of its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or its properties or assets;

(vii) the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Corporation, and this agreement creates legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms subject to the general qualifications that:

(A) the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) the enforceability may be limited by general principles of equity, including the limitation that the grant of equitable remedies, including specific performance and injunctive relief, is available only in the discretion of the applicable court;

(C) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(D) rights to indemnity and contribution hereunder may be limited under applicable law;

(viii) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation (on a consolidated basis) from the position set forth in the Financial Statements other than as disclosed in the Prospectuses or the Documents and publicly disseminated and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation or of any Material Subsidiary since December 31, 2004; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation or of any Material Subsidiary which have not been publicly disclosed;

(ix) the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of the Corporation at the dates thereof and the results of the operations of the Corporation for the periods then ended and reflect, in accordance with generally accepted accounting principles in Canada, all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof;

(x) there are no actions, suits, proceedings or inquiries, including, to the best of the Corporation's knowledge, information and belief, after due inquiry, pending or threatened against or affecting the Corporation or any Material Subsidiary at law or in equity or before or by any court or any federal, provincial, state, country, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation (taken as a whole) or which affects or may affect the distribution of the Offered Shares

and the Corporation has no knowledge of any existing ground on which any such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xi) neither the Corporation nor any subsidiary of the Corporation is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation or its subsidiaries and applicable laws) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person except the indemnification by the Corporation of certain obligations of Petrolifera and its subsidiaries in respect of its work commitments for Blocks 106 and 107 in Peru;

(xii) other than as disclosed in the Prospectuses or the Documents, neither the Corporation nor any of its subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation or its subsidiaries that are currently outstanding;

(xiii) the information and statements set forth in the Documents and the Public Record, as they relate to the Corporation and the Material Subsidiaries, were true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and the Corporation has not filed any confidential material change reports which continue to be confidential;

(xiv) the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of first preferred shares and second preferred shares, and of which 93,353,038 Common Shares of the Corporation only are outstanding, which shares are validly issued and fully paid and non-assessable shares;

(xv) other than options to purchase 6,913,100 Common Shares held by directors, officers, employees and consultants of the Corporation as at the date hereof and 2,065,730 common share purchase warrants, entitling the holders thereof to purchase common shares of the Corporation at exercise prices ranging from $0.52 to $0.61 per share and expiring between May 26, 2006 and December 1, 2006, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of the Corporation;

(xvi) the Corporation is the legal and beneficial owner of all of the outstanding shares and other securities of each of the Material Subsidiaries (other than Petrolifera of which the Corporation owns 40% of the outstanding shares) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiaries (excluding Petrolifera) or has any agreement, warrant, option, right of privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any issued or unissued shares or other securities of such subsidiary;

(xvii) each of the Corporation and each Material Subsidiary has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or any Material Subsidiary, except in respect of

the payment of minimum capital taxes owing in Argentina, which payments are being made over time pursuant to an agreement with National Tax Bureau of Argentina and, to the knowledge of the Corporation as of the date of this agreement, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or any Material Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xviii) the definitive forms of certificates representing the Common Shares are in due and proper form under the rules of the TSX and the laws governing the Corporation;

(xix) the issued and outstanding Common Shares are listed and posted for trading on the TSX and the Corporation is in compliance with the rules and regulations of the TSX in all material respects;

(xx) the minute books of the Corporation and of each Material Subsidiary contain full, true and correct copies of the constating documents of the Corporation and of each Material Subsidiary, respectively, except as disclosed to the Underwriters, contain the minutes of all meetings and all the resolutions of directors, committees of directors and shareholders thereof and at the Closing Date, will contain all meetings and all the resolutions of directors, committees of directors and shareholders thereof;

(xxi) the Corporation is a "reporting issuer" in the provinces of British Columbia, Alberta and Ontario within the meaning of the Applicable Securities Laws in such provinces, being the only jurisdictions in which it is a reporting issuer or equivalent in any province or territory of Canada and is not in default of any requirements of Applicable Securities Laws thereof;

(xxii) Valiant Trust Company at its principal office in the City of Calgary and BNY Trust Company of Canada at its principal office in Toronto, are the duly appointed registrars and transfer agents of the Corporation with respect to the Common Shares;

(xxiii) each of the Corporation and each Material Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to each of the Corporation and each Material Subsidiary of each jurisdiction in which it carries on business (except to the extent that the failure to so comply would not have a material adverse effect on the Corporation, taken as a whole) and holds all licenses, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Corporation and each Material Subsidiary (other than those, the failure of which to so hold, would not have a material adverse effect on the business of the Corporation (taken as a whole), as now conducted or proposed to be conducted), as now conducted and as presently proposed to be conducted, and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation (taken as a whole), as now conducted or as proposed to be conducted;

(xxiv) any and all operations of the Corporation and the Material Subsidiaries and, to the best of the Corporation's knowledge, any and all operations by third parties, on or in respect of the material assets and properties of the Corporation and the Material Subsidiaries, have been conducted in accordance with good oilfield practices based upon the jurisdiction in which such assets or properties are located;

(xxv) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Corporation as a whole, in respect of each of the Corporation and its subsidiaries:

(A) it is not in violation of any applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(B) it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or its subsidiary that have not been remedied;

(D) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation or any of its subsidiaries;

(E) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

(F) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the Corporation; or (B) reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(xxvi) no Securities Commission, the TSX or any other securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Corporation nor is the Corporation aware of any pending or threatened proceeding, action or investigation in respect thereof;

(xxvii) to the knowledge of the Corporation, no director or senior officer of the Corporation, nor, to the knowledge of the Corporation, without inquiry, any other insider of the Corporation, has a present intention to sell any securities of the Corporation held by it;

(xxviii) the Corporation made available to DeGolyer and MacNaughton Canada Limited ("**D&M**"), prior to the issuance of its report dated July 25, 2005 and effective June 30, 2005 with respect to the Corporation's crude oil, natural gas and natural gas liquids reserves in the Puesto Morales, Argentina properties owned by Petrolifera and its report dated August 8, 2005 and effective June 30, 2005 with respect to the Corporation's conventional crude oil, natural gas and natural gas liquids reserves by the Corporation in the provinces of Saskatchewan and Alberta (collectively, the "**D&M Reports**"), for the purpose of preparing the D&M Reports, all information requested by D&M, which information did not contain any misrepresentation at its date; the Corporation has no

knowledge of a material adverse change in any information provided to D&M since the date that such information was so provided; and the Corporation believes that the D&M Reports reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of the Corporation as at June 30, 2005, based upon information available at the time the D&M Reports were prepared and the assumptions as to commodity prices and costs contained therein;

(xxix) the Corporation made available to Gilbert Laustsen Jung Associates Ltd. ("**GLJ**"), prior to the issuance of its report dated July 29, 2005 and effective September 1, 2005 with respect to the Corporation's bitumen reserves and resources related to the Corporation's Great Divide oil sands property comprising 101 sections of oil sands leases (the "**GLJ Report**"), for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any misrepresentation at its date; the Corporation has no knowledge of a material adverse change in any information provided to GLJ since the date that such information was so provided; and the Corporation believes that the GLJ Report reasonably presented the quantity and pre-tax present worth values of the bitumen reserves and resources of the Corporation related to the Corporation's Great Divide property as at the time the GLJ Report was prepared, based upon information available at the time the GLJ Report was prepared and the assumptions as to commodity prices and costs contained therein;

(xxx) the Corporation has made available to Seaton Jordan & Associates Ltd. ("**SJA**"), prior to the issuance of its report dated February 18, 2005 effective December 31, 2004 with respect to the Corporation's undeveloped lands (the "**SJA Report**"), for the purpose of preparing the SJA Report, all information requested by SJA, which information did not contain any material misrepresentation at the time such information was so provided; the Corporation has no knowledge of a change in any information provided to SJA since the date that such information was so provided which would result in a material adverse change to the value of the undeveloped lands of the Corporation as set out in the SJA Report; and the Corporation believes that the SJA Report reasonably presents worth value of the undeveloped lands of the Corporation as at the effective date thereof based upon information in respect of such lands at the time such report was prepared and the assumptions, if any, contained therein;

(xxxi) although it does not warrant title, the Corporation is not aware of any defects, failures or impairments in the title of the Corporation or of its subsidiaries to their respective oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse affect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of the Corporation or any of its subsidiaries as shown in the D&M Reports and the GLJ Report, as applicable; (B) the current production of the Corporation (taken as a whole); or (C) the current cash-flow of the Corporation (taken as a whole);

(xxxii) the Corporation has not completed any "significant acquisition", "significant disposition" nor is proposing any "probable acquisitions" (as such terms are defined in NI 44-101) that would require the inclusion of any additional financial statement or pro forma financial statements in the Preliminary Prospectus or the Prospectus pursuant to Applicable Securities Laws;

(xxxiii) the Corporation does not have in place a shareholder rights protection plan;

(xxxiv) to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(xxxv) the Due Diligence Session Responses given by the Corporation and its directors and officers in the Due Diligence Session shall be true and correct in all material respects as at the time such responses are given and such responses taken as a whole shall not omit

any fact or information necessary to make any of the responses not misleading in light of the circumstances in which those Due Diligence Session Responses were given; and

(xxxvi) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the entering into of this agreement and, the performance of the provisions hereof and the sale and delivery of the Offered Shares, except such as may be required under the Applicable Securities Laws and which will be obtained prior to the Closing Time.

**8. Indemnity**

(a) The Corporation (the "**Indemnitor**") shall indemnify and save harmless the Underwriters and their affiliates, shareholders, directors, officers, employees, partners and agents (collectively the "**Indemnified Parties**") against and from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively "**Proceedings**") and all losses (other than loss of profit in connection with the distribution of the Offered Shares), expenses, fees, damages, obligations, payments and liabilities (collectively "**Liabilities**") (including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred) which now or any time hereafter are suffered or incurred by reason of any event, act or omission in any way connected, directly or indirectly, with:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

(iv) any misrepresentation or alleged misrepresentation contained in the Due Diligence Session Responses (taken as a whole) provided to the Underwriters by the Corporation or its directors, any committee of directors or any one member of such committee, or officers of the Corporation in the Due Diligence Session;

(v) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based solely upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Shares or any other securities of the Corporation; or

(vi) any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

except to the extent that such Proceedings or Liabilities resulted from the Indemnified Party acquiring or holding the Offered Shares as principal, and provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted solely from the negligence, fraud or willful misconduct of the Indemnified Party claiming indemnity, this indemnity shall not apply.

(b) The Indemnitor hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Indemnitor by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in such document; or (ii) any failure by the Underwriters to provide to prospective purchasers of Offered Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Underwriters to forward to such prospective purchasers provided that the Corporation shall have complied with section 6 hereof.

(c) If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Corporation, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is satisfactory to the Indemnified Party, acting reasonably, to represent the Indemnified Party in such Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

(d) In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(i) the Indemnified Party has been advised in writing by counsel that there may be a reasonable legal defence available to the Indemnified Party that is different from or in addition to those available to the Corporation or that a conflict of interest exists which makes representation by counsel chosen by the Corporation not advisable;

(ii) the Indemnitor has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within ten (10) days after receiving notice thereof; or

(iii) employment of such other counsel has been authorized by the Corporation;

in which event the fees and disbursements of such counsel (on a solicitor and his client basis) shall be paid by the Corporation. It being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the

reasonable fees and expenses of more than one separate law firm in each jurisdiction for all such Indemnified Parties.

(e) No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Indemnitor, such consent not to be unreasonably withheld, and the Indemnitor shall not be liable for any settlement of any Proceeding made without its consent, such consent not to be unreasonably withheld.

(f) If any Proceedings shall be instituted against or involving any Indemnified Party or the Corporation in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the Offered Shares or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation or any director or officer of the Corporation or in any matter related to the foregoing or to the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Shares and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, any such Indemnified Party may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(g) The rights and remedies of the Indemnified Party set forth in sections 8 and 9 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(h) It is the intention of the Corporation to constitute each of the Underwriters as trustee for the Indemnified Parties for the purposes of Sections 8 and 9 hereof and the Underwriters, or any of them, shall be entitled, as trustee, to enforce such covenants on behalf of any other Indemnified Parties.

(i) The Indemnitor waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

## 9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Indemnitor on grounds of policy or otherwise, the Indemnitor and the party or parties seeking indemnification shall contribute to the aggregate Liabilities (or Proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnitor on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Shares; or

(b) if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnitor, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnitor, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnitor (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnitor, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnitor or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Party as a result of any Proceedings or Liabilities shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Indemnitor and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Parties may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount of the fees actually received by the Underwriters under section 2 hereof.

The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this agreement are completed and shall survive the completion of the transactions contemplated under this agreement and the termination of this agreement.

## 10. Expenses

(a) Whether or not the transactions contemplated herein shall be completed, subject to paragraph 10(c), all costs and expenses (including applicable GST) of or incidental to the transactions contemplated hereby, including those relating to the distribution of the Offered Shares shall, be borne by the Corporation, including (i) all costs and expenses of or incidental to the preparation, filing and reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, (ii) the fees and expenses of the Corporation's counsel, (iii) the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, (iv) the fees and expenses of the Corporation's transfer agent, auditors, engineers and other outside consultants, (v) all stock exchange listing fees, (vi) the cost of preparing record books for all of the parties to this Agreement and their respective counsel, (vii) the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, (viii) the reasonable fees and expenses of the Underwriters' counsel, in total to a maximum of $35,000 plus reasonable disbursements (initially estimated to be $2,500) and GST, (ix) the fees and expenses related to any newspaper advertisements, and (x) all reasonable out-of-pocket expenses incurred by the Underwriters in connection with the offering and sale of the Offered Shares to a maximum of $10,000 (exclusive of GST).

(b) If the purchase and sale of the Offered Shares is not completed in accordance with the terms hereof by reason of a breach by or default of the Underwriters, the Underwriters shall be responsible for all fees, disbursements and expenses of the Underwriters set forth in paragraph 10(a).

(c) The Corporation shall pay to GMP Securities Ltd., on behalf of the Underwriters, an amount equal to the fees and expenses of Underwriters' counsel payable pursuant to section 10(a)(viii) plus $10,000 payable in respect of expenses pursuant to section 10(a)(x) on the Closing Date. At the option of the Underwriters, the expenses payable hereunder may be deducted from the gross proceeds from the sale of the Offered Shares otherwise payable to the Corporation at the Closing Time.

## 11. Termination

(a) In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate its obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, or by any other competent authority, or there is any change of law or the interpretation or administration thereof, if, in the sole opinion of the Underwriters, or any of them, acting reasonably, the announcement or commencement thereof or change, as the case may be, materially adversely affects the Corporation (taken as a whole) or the trading or distribution of the Common Shares or the Offered Shares;

(iii) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in subsection 6(a) or any development that could result in a material change or change of a material fact in which, in the sole opinion of the Underwriters, or any of them, as determined by the Underwriters, or any of them, in their or its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation (taken as a whole) or the market price or value or the marketability of the Offered Shares;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, such that it would not be practical (in the sole opinion of the Underwriters, or any one of them, acting reasonably) to market the Offered Shares;

(v) the state of the financial markets is such that the Offered Shares cannot, in the opinion of the Underwriters (or any one of them), be successfully or profitably marketed;

(vi) the Underwriters, or any of them, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this agreement; or

(vii) the Underwriters, or any of them, shall become aware, as a result of its due diligence review or otherwise, of any adverse material change with respect to the Corporation, taken as a whole (in the sole opinion of the Underwriters, or any of them, acting reasonably) which had not been publicly disclosed or disclosed to the Underwriters prior to the date hereof;

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or sections 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or sections 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under sections 8, 9, 10 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

**12. Closing Documents**

The obligations of the Underwriters hereunder to purchase the Offered Shares at the Closing Time shall be conditional upon the Underwriter receiving, on the Closing Date:

(a) favourable legal opinions of the Corporation's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares, the Corporation and the transactions contemplated hereby, including, without limitation, substantially to the effect that:

(i) each of the Corporation and each of the Material Subsidiaries has been duly incorporated, amalgamated or formed, as the case may be, is valid and subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is duly registered or qualified to carry on business in all jurisdictions in which it carries on business or owns any material assets;

(ii) the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to normal qualifications including those relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(iii) the execution and delivery of this agreement and the fulfilment of the terms hereof by the Corporation, and the performance of and compliance with the terms of this agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws of the Province of Alberta or the laws of Canada applicable therein; (ii) any term or provision of the articles, by-laws or, of which counsel is aware, resolutions of the directors (or any committee thereof) or shareholders of the Corporation, or (iii) of which counsel is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation is bound on the Closing Date or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or its properties or assets;

(iv) the form of the definitive certificate representing the Common Shares has been approved and adopted by the Corporation and complies with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(v) the Offered Shares have been validly issued as fully paid and non-assessable Common Shares;

(vi) the Offered Shares are eligible investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as set out under the heading "Eligibility for Investment" in the Prospectus;

(vii) the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Prospectuses;

(viii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Shares for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(ix) the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(x) the Offered Shares are conditionally listed and, upon notification to the TSX of the issuance and sale thereof, will be posted for trading on the TSX, subject to any applicable filing requirements;

(xi) the authorized and issued capital of the Corporation is as described in paragraph 7(b)(xiv) of this agreement; and

(xii) Valiant Trust Company, at its principal office in Calgary has been duly appointed the transfer agent and registrar for the Common Shares;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation and the transfer agent as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation and including the issuance of the Offered Shares;

(b) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer and Chief Financial Officer, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this agreement are true and correct at the Closing Time, as if made at such time;

(iii) the Due Diligence Session Responses, subject to the qualifications and provisos set forth in such Due Diligence Session Responses, are true and correct in all material respects as at the Closing Time, as if made at such time;

(iv) no event of a nature referred to in Section 11(a) has occurred or, to the knowledge of such officers is pending, contemplated or threatened; and

(v) the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this agreement, the offering and sale of the Common Shares and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date);

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of the Corporation's auditors, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection 4(c) up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Shares have been conditionally approved by the TSX for listing on the TSX, subject to filing documentation which the Corporation will be in a position to complete immediately following the Closing Time; and

(e) such other certificates and documents as the Underwriters may request, acting reasonably.

**13. Deliveries**

(a) The sale of the Offered Shares shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in section 12 and the provisions hereof, the Underwriters, on the Closing Date, shall pay to the Corporation the purchase price for the Offered Shares against delivery by the Corporation of:

(i) the opinions, certificates and documents referred to in section 12;

(ii) definitive certificates representing, in the aggregate, all of the Offered Shares registered in such name or names as GMP Securities Ltd. on behalf of the Underwriters shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to GMP Securities Ltd. representing the Underwriting Fee provided for in section 2, and the fees and expenses referred to section 10 hereof (or alternatively, such amount may be deducted from the purchase price for the Offered Shares paid by the Underwriters to the Corporation).

**14. Restrictions on Offerings**

The Corporation agrees that, from the date hereof and ending on the date that is 90 days following the Closing Date, it will not offer, or announce the offering of, or make or announce any agreement to issue, sell, or exchange Common Shares or securities convertible or exchangeable into Common Shares without the prior consent of GMP Securities Ltd., not to be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may, without such consent, issue Common Shares on exercise of existing instruments and obligations outstanding on date hereof and as represented herein, grant options to directors, officers, consultants or employees of the Corporation and issue Common Shares on exercise thereof subject to board approved option incentive programs.

**15. Notices**

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Connacher Oil and Gas Limited
2600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Mr. Richard A. Gusella
President and Chief Executive Officer
Fax No.: (403) 538-6225

and a copy to:

Macleod Dixon LLP
3700 Canterra Tower
400 Third Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: Jennifer K. Kennedy
Fax No.: (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

GMP Securities Ltd.
1600, 500-4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Attention: Matthew Sobolewski
Fax No.: (403) 543-3589

TD Securities Inc.
8th Fl., 324 - 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Attention: Kasey Fukada
Fax No.: (403) 292-2776

Jennings Capital Inc.
2600, 520 - 5 Avenue S.W.
Calgary, Alberta
T2P 3R7

Attention: Martin McGoldrick
Fax No.: (403) 299-9850

Octagon Capital Corporation
1400, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: W. Scott McGregor
Fax No.: (403) 262-7549

Salman Partners Inc.
3490, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Attention: Terrance K. Salman
Fax No.: (604) 685-2453

and a copy to:

Burnet, Duckworth & Palmer LLP
1400 First Canadian Centre
350 - 7 Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Chris von Vegesack
Fax No.: (403) 260-0330

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

**16. Conditions**

All terms, covenants and conditions of this agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

**17. Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions

contemplated herein shall survive the payment by the Underwriters for the Offered Shares, the termination of this agreement and the distribution of the Offered Shares pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

**18. Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Shares set forth opposite their names set forth in this section 18;

(b) if at the Closing Time any one or more of the Underwriters (the "Refusing Underwriters") shall fail or refuse to purchase its respective percentage set forth below of the aggregate number of the Offered Shares and the number of such Offered Shares which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase is not more than 6.458% of the aggregate number of Offered Shares to be purchased on such date, the non-defaulting Underwriters (the "Continuing Underwriters") shall be obligated severally, in proportion to the respective percentage set forth below opposite the names of all such Continuing Underwriters, to purchase the Offered Shares which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase at such time;

(c) if any one or more of the Underwriters shall not purchase its applicable percentage of the Offered Shares at the Closing Time and the number of such securities which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase is more than 6.458% of the aggregate number of Offered Shares to be purchased at such time, then the Continuing Underwriters shall have the right, but shall not be obligated, to purchase, on a pro rata basis or on such other proportions as they may agree, all, but not less than all, of the Offered Shares, which would otherwise have been purchased by such Refusing Underwriters. Nothing in this section 18 however shall relieve any Refusing Underwriter who is in default hereunder from liability to the Corporation; and

(d) if the Continuing Underwriters shall not elect to purchase the Refusing Underwriters' Shares:

(i) the Continuing Underwriters shall not be obliged to purchase any of the Offered Shares and shall be relieved of all obligations to the Corporation (other than under Section 9, if applicable);

(ii) the Corporation shall not be obliged to sell less than all of the Offered Shares; and

(iii) the Corporation shall be entitled to terminate its obligations under this agreement in which event there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 8, 9 or 10 herein.

The applicable percentage of the total number of Offered Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

| | |
|---|---|
| GMP Securities Ltd. | 60.000% |
| TD Securities Inc. | 20.626% |
| Jennings Capital Inc. | 6.458% |
| Octagon Capital Corporation | 6.458% |
| Salman Partners Inc. | 6.458% |
| TOTAL: | 100.000% |

Nothing in this agreement shall obligate the Corporation to sell the Underwriters less than all of the Committed Shares or shall relieve any Underwriter in default from liability to the Corporation or impose any liability on any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder.

**19. Authority to Bind Underwriters**

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by GMP Securities Ltd., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18.

**20. Underwriters' Covenants**

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a) conduct activities in connection with the proposed offer and sale of the Offered Shares in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Shares;

(b) not solicit subscriptions for the Offered Shares, trade in Offered Shares or otherwise do any act in furtherance of a trade of Offered Shares outside of the Qualifying Provinces or in such other jurisdictions outside of Canada except as approved by the Corporation provided that such sales are made in accordance with the applicable securities laws of such jurisdictions;

(c) not make use of any "**green sheet**" in respect of the Offered Shares or other marketing materials without the approval of such materials by the Corporation and shall comply with Applicable Securities Laws with respect to the use of "**green sheets**" and other marketing material during the waiting period under Applicable Securities Laws of the Qualifying Provinces including the filing of such "**green sheets**"; and

(d) as soon as reasonably practicable after the Closing Date provide the Corporation with a break down of the number of Offered Shares sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Shares, provide to the Corporation notice to that effect, if required by Applicable Securities Laws.

**21. U.S. Offers**

(a) The Underwriters, severally, but not jointly, make the representation, warranties and covenants applicable to them in Schedule "**A**" hereto and, severally, but not jointly, agree, on behalf of themselves and their United States affiliates, for the benefit of the Corporation, to comply with the selling restrictions imposed by the laws of the United States and set forth in Schedule "**A**" hereto, which forms part of this agreement. They also agree to obtain such an agreement from each member of the Selling Dealer Group. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this paragraph or Schedule "**A**" with respect to a violation by another Underwriter or by another member of the Selling Dealer Group of the provisions of this paragraph or Schedule "**A**" if the former Underwriter is not itself also in violation.

(b) The Corporation represents, warrants and agrees that (i) none of the Corporation, its subsidiaries or any person acting on its or their behalf, have engaged or will engage in any directed selling efforts (within the meaning of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**Securities Act**")) with respect to the Offered Shares; (ii) none of the Corporation, its subsidiaries or any person acting on its or their behalf have offered or will offer to sell any of the Offered Shares by means of any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D under the Securities Act); (iii) it is a "**foreign issuer**" within the meaning of Regulation S and reasonably believes that there is no "**substantial U.S. market interest**" (as such term is defined under Regulation S) in the Offered

Shares; (iv) it is not required to register as an "**investment company**" pursuant to the provisions of the U.S. Investment Company Act of 1940; (v) at the date hereof, the Offered Shares are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter-dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the Securities Act) of less than 10% for securities so listed or quoted; (vi) for so long as any of the Offered Shares are outstanding and are "**restricted securities**" within the meaning of Rule 144(a)(3) under the Securities Act, it shall either: (A) furnish to the United States Securities and Exchange Commission (the "**SEC**") all information required to be furnished in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"); (B) file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act; or (C) provide to any holder of Offered Shares and any prospective purchaser of Offered Shares designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A; and (vii) except for marketing activities conducted solely in Canada, the Corporation has not, within the six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities (including the Offered Shares).

## 22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

## 23. Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledges and agree that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

## 24. Stabilization

In connection with the distribution of the Offered Shares, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

## 25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

## 26. Time of the Essence

Time shall be of the essence of this agreement.

**27. Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

**28. Further Assurances**

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

**29. Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation, including the letter agreement dated August 17, 2005.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to GMP Securities Ltd.

**GMP SECURITIES LTD.**

By: *(signed) "Matthew Sobolewski"*
Matthew Sobolewski

**TD SECURITIES INC.**

By: *(signed) "Kasey Fukada"*
Kasey Fukada

**JENNINGS CAPITAL INC.**

By: *(signed) "Martin McGoldrick"*
Martin McGoldrick

**OCTAGON CAPITAL CORPORATION**

By: *(signed) "W. Scott McGregor"*
W. Scott McGregor

**SALMAN PARTNERS INC.**

By: *(signed) "Terrance K. Salman"*
Terrance K. Salman

ACCEPTED AND AGREED to as of the 19th day of August, 2005.

**CONNACHER OIL AND GAS LIMITED**

By: *(signed) "Richard A. Gusella"*
Richard A. Gusella
President and Chief Executive Officer

## SCHEDULE "A"

## U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the underwriting agreement (the "*Underwriting Agreement*") to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

(a) "*Directed Selling Efforts*" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a "general circulation in the United States" that refers to the offering of the Securities;

(b) "*Foreign Issuer*" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "*General Solicitation*" and "*General Advertising*" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "*Institutional Accredited Investor*" means those institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(e) "*Regulation D*" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "*Regulation S*" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "*SEC*" means the United States Securities and Exchange Commission;

(h) "*Securities*" means the Offered Shares;

(i) "*Selling Dealer Group*" means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

(j) "*Substantial U.S. Market Interest*" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "*United States*" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(l) "*U.S. Exchange Act*" means the United States Securities Exchange Act of 1934, as amended;

(m) "*U.S. Person*" means a "U.S. person" as that term is defined in Regulation S; and

(n) "*U.S. Securities Act*" means the United States Securities Act of 1933, as amended.

2. Each Underwriter, its U.S. affiliates and each member of the Selling Dealer Group acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Each Underwriter agrees that it, its U.S. affiliate and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 3 and f of this Schedule "A". Accordingly, the Underwriters, their U.S. affiliates and any Selling Dealer Group member have not engaged and will not engage in any Directed Selling Efforts with respect to the Securities, and have complied and will comply with the offering restriction requirements of Regulation S.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (i) with its affiliates, (ii) with members of the Selling Dealer Group in accordance with this paragraph 2 or (iii) otherwise with the prior written consent of the Corporation.

Each Underwriter shall require each Selling Dealer Group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each Selling Group Member complies with, the provisions of this section 2 as if such provisions applied to such selling dealer group member.

3. Each Underwriter represents, warrants and covenants to the Corporation that, in connection with all sales of the Securities in the United States or to, or for the account of, a U.S. Person:

(a) its U.S. affiliates are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

(b) all offers and sales of the Securities in the United States will be effected by Griffiths McBurney Corp. (the "*U.S. Placement Agent*") in accordance with all applicable U.S. broker-dealer requirements;

(c) the U.S. Placement Agent is a Qualified Institutional Buyer;

(d) it has not used and will not use any written material other than the Prospectuses together with the relevant Wrap (all such documents, the "*Offering Documents*"), and each offeree of the Securities in the United States has been sent a copy of the Offering Documents;

(e) none of it or its representatives or the U.S. Placement Agent have used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to U.S. persons, and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(f) immediately prior to transmitting the Offering Documents, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, it continues to believe that each U.S. Purchaser is an Institutional Accredited Investor;

(g) prior to any sale of Securities in the United States, it caused each purchaser thereof (each, a "*U.S. Purchaser*") to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to those set forth in paragraph 4 of this Schedule A;

(h) it shall cause the U.S. Placement Agent to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraphs (2) and (3) of this Schedule A;

(i) it will inform, and cause the U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are

being sold to Institutional Accredited Investors without registration under the U.S. Securities Act in reliance on a private placement exemption;

(j) at closing it, together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule A; and

(k) at least one business day prior to closing, it shall cause the U.S. Placement Agent to provide Valiant Trust Company with a list of all purchasers of the Securities in the United States.

4. The Underwriters agree that prior to any sale of Securities in the United States, they shall cause each U.S. Purchaser to execute a purchaser's letter whereby it represents, warrants and agrees in writing to the Corporation that such U.S. Purchaser:

(a) is authorized to consummate the purchase of the Securities;

(b) understands that the Securities will not be and have not been registered under the Securities Act and that the sale is being made to Institutional Accredited Investors in reliance on a private placement exemption;

(c) is an Institutional Accredited Investor and is acquiring the Securities for its own account or for one or more investor accounts for which it is acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor; (b) it understands and acknowledges that the Securities will not be and have not been registered under the Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of the Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Corporation, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect;

(d) it understands that all Securities sold in the United States as part of this offering will bear a legend to the following effect:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF CONNACHER OIL AND GAS LIMITED THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO CONNACHER OIL AND GAS LIMITED, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER, IN THE CASE OF (D) AND (E) ABOVE PROVIDING A LEGAL OPINION SATISFACTORY TO CONNACHER OIL AND GAS LIMITED

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND CONNACHER OIL AND GAS LIMITED, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Valiant Trust Company to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of Connacher Oil and Gas Limited, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S."

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws and in connection with sales of the Securities under other exemptions under the U.S. Securities Act, Valiant Trust Company may require an opinion of counsel of a similar nature; and

(e) has received a copy of the Offering Documents and has been afforded the opportunity (i) to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that the U.S. Purchaser considered necessary in connection with its decision to invest in the Securities;

(f) acknowledges that it is not purchasing the Securities as a result of any General Solicitation or General Advertising;

(g) understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by such U.S. Purchaser or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause the Corporation not to be a Foreign Issuer. If the Corporation is not a Foreign Issuer at the time of any resale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above; and

(h) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

5. At the closing, GMP Securities Ltd., together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Securities in the United States.

**EXHIBIT I**

**UNDERWRITERS' CERTIFICATE**

In connection with the private placement of common shares (the "**Securities**") of Connacher Oil and Gas Limited (the "Corporation") with one or more with one or more U.S. institutional accredited investors (the "**U.S. Purchasers**") pursuant to U.S. Purchaser's Letters, dated as of [date], the undersigned, GMP Securities Ltd., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement, dated as of August ___, 2005, among the Corporation and the Underwriters (the "Underwriting Agreement"), and its U.S. affiliate who has signed below in its capacity as placement agent in the United States for the Underwriters (the "*U.S. Placement Agent*"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b) all offers and sales of the Securities in the United States were made to institutional "accredited investors", within the meaning of Rule 501(a)(1), (2), (3) or (7) under the United States Securities Act of 1933, as amended ("**Institutional Accredited Investors**");

(c) all offers and sales of the Securities in the United States have been effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

(d) in connection with offers and sales of the Securities in the United States, it has not used and will not use any written material other than the Prospectuses together with a United States covering memorandum relating to the offering in the United States (all such documents, the "**Offering Documents**"), and each offeree of the Securities in the United States has been sent a copy of each of the Offering Documents;

(e) immediately prior to transmitting the Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor;

(f) neither we nor our representatives have utilized, and neither we nor our representatives have solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act);

(g) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement;

(h) prior to any sale of Securities in the United States, we caused each U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to those set forth in paragraph 4 of Schedule A to the Underwriting Agreement; and

(i) neither we nor any member of the Selling Dealer Group (as defined in Schedule A to the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated: September ____, 2005

| **GMP SECURITIES LTD.** | **GRIFFITHS MCBURNEY CORP.** |
| --- | --- |
| By:______________________ | By:______________________ |
| Name: | Name: |
| Title: | Title: |

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

**Short Form Prospectus**

**New Issue** **November 25, 2005**

CONNACHER OIL AND GAS LIMITED

# $15,000,000
# 5,000,000 Flow-Through Shares

This short form prospectus qualifies the distribution (the "Offering") of 5,000,000 common shares ("Flow-Through Shares") of Connacher Oil and Gas Limited (the "Corporation" or "Connacher") to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada ) (the "Tax Act") at a price of $3.00 per Flow-Through Share. See "Plan of Distribution" and "Details of the Offering".

The Corporation will covenant to incur, on or before December 31, 2006, and, effective on or before December 31, 2005, renounce to each subscriber of Flow-Through Shares Canadian exploration expense ("CEE") in an amount equal to the aggregate purchase price for the Flow-Through Shares paid by such subscriber. See "Details of the Offering" and "Canadian Federal Income Tax Considerations".

The outstanding common shares ("Common Shares") of the Corporation are listed on the Toronto Stock Exchange (the "TSX"). The TSX has conditionally approved the listing of the Flow-Through Shares distributed under this short form prospectus on the TSX. Listing of the Flow-Through Shares distributed under this short form prospectus will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before February 14, 2006. On November 24, 2005, the closing price of the Common Shares of the Corporation on the TSX was $2.40 per share. The terms of this offering were determined by negotiation between the Corporation and GMP Securities Ltd., on its own behalf and on behalf of TD Securities Inc., Jennings Capital Inc., Raymond James Ltd., Bolder Investment Partners Ltd., Octagon Capital Corporation, Salman Partners Inc. and Dominick & Dominick Securities Inc. (collectively, the "Underwriters").

| | Price to Public | Underwriters' Fee | Net Proceeds to the Corporation(1) |
|---|---|---|---|
| Per Flow-Through Share | $3.00 | $0.18 | $2.82 |
| Total Offering | $15,000,000 | $900,000 | $14,100,000 |

**Note:**

(1) Before deducting expenses of this offering, estimated to be $275,000, which will be paid from the general funds of the Corporation.

The Underwriters, as principals, conditionally offer the Flow-Through Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Corporation by Macleod Dixon LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. Subscriptions for Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at anytime without notice. Certificates representing the Flow-Through Shares will be available for delivery at closing, which is expected to occur on or about December 6, 2005. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

## TABLE OF CONTENTS



## NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain "forward-looking statements" within the meaning of such statements under applicable securities law. All statements other than statements of historical fact are forward looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party sources. Prospective investors should be aware that the list of risks described or incorporated herein by reference under "Risk Factors" is not exhaustive. Certain information regarding the Corporation, its subsidiaries and Petrolifera Petroleum Limited in this short form prospectus and the documents incorporated by reference herein including forecast working capital, operating and capital expenditures and future development plans and sources of funding, constitute forward-looking statements. Actual results will likely differ, and may differ materially from those anticipated in the forward-looking statements. Although the Corporation believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Neither the Corporation nor the Underwriters can guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Corporation, the Underwriters nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements for the purposes of this offering, this short form prospectus or the documents incorporated by reference herein. Neither the Corporation nor the Underwriters undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise for the purposes of this offering or this prospectus, except as required by law. Because of the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors should not place undue reliance on these forward-looking statements.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 2600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, telephone (403) 538-6201. Copies of the documents incorporated herein by reference are also available at www.sedar.com.

The following documents of the Corporation, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the revised initial annual information form of the Corporation for the year ended December 31, 2004 dated March 24, 2005 (the "AIF");

(b) the unaudited consolidated financial statements of the Corporation and management's discussion and analysis of the financial condition and operations of the Corporation as at and for the three and nine months ended September 30, 2005 and 2004;

(c) the audited consolidated financial statements of the Corporation together with the auditors' report thereon and management's discussion and analysis of the financial condition and operations of the Corporation as at and for the years ended December 31, 2004 and 2003;

(d) the Information Circular dated March 24, 2005 in connection with the annual and special meeting of the shareholders of the Corporation held on May 10, 2005 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein); and

(e) the material change report dated September 7, 2005 in respect of the completion on September 7, 2005 of the Corporation's "bought-deal" financing of 40,541,000 common shares at a price of $1.85 per share for gross proceeds of $75,000,850.

Any of the following documents, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering of Flow-Through Shares hereunder, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Corporation's most recently completed financial year, together with the accompanying report of the auditors; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference therein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus. Specifically, Connacher engaged Gilbert Laustsen Jung Associates Ltd. (now GLJ Petroleum Consultants Ltd.) ("GLJ") and DeGolyer and MacNaughton Canada Limited ("D&M") to prepare updated reports relating to the Corporation's reserves and resources as at September 1, 2005 and June 30, 2005, respectively. See "The Corporation - Oil and Gas Reserves". This information updates certain corresponding information in the AIF. The D&M Report (as defined below) includes 100% of Petrolifera's reserves as Connacher previously filed consolidated financial statements that included the accounts of Petrolifera. Commencing in the third quarter of 2005, Connacher ceased to consolidate the accounts of Petrolifera with Connacher's accounts. The summary of the D&M Report included in this short form prospectus discloses the Corporation's 35% equity interest share of Petrolifera's proved, probable and possible reserves. See "The Corporation - Recent Developments - De-consolidation of Petrolifera" and "The Corporation - Oil and Gas Reserves - D&M Report".

## THE CORPORATION

### Incorporation and Organization

The Corporation was formed on July 3, 1997 through the amalgamation pursuant to the *Business Corporations Act* (Alberta) ("ABCA") of Petro Power Energy Inc. and Justinian Explorations Ltd. and continued as Justinian Explorations Ltd. ("Justinian"), a public corporation listed on the TSX Venture Exchange. On January 23, 2001 the outstanding Common Shares of the Corporation were consolidated on a ten-for-one basis and the name of the Corporation was changed to Connacher Oil and Gas Limited. Trading in the Common Shares of Connacher under the symbol "CLL" commenced on the TSX Venture Exchange on March 23, 2001. This listing was surrendered on August 1, 2003 when the Company graduated to and commenced trading on the TSX.

The Corporation has two wholly-owned subsidiaries, COGL Resources Ltd., a corporation incorporated under the *Business Corporations Act* (Saskatchewan), and Great Divide Oil Corporation, a corporation incorporated under the ABCA. The Corporation also owns 35% of the outstanding common shares of Petrolifera Petroleum Limited ("Petrolifera"). See "Recent Developments - De-consolidation of Petrolifera".

The Corporation has its head and principal office at Suite 2600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 and its registered office at 3700, 400 Third Avenue SW, Calgary, Alberta T2P 4H2. The following organization chart depicts the Corporation's material subsidiaries.



Connacher Oil and Gas Limited
(Alberta)
100%
100%
Great Divide Oil Corporation
(Alberta)
COGL Resources Ltd.
(Saskatchewan)


### Summary Description of the Business

The Corporation is engaged in the exploration for, and the development, production and marketing of, oil and natural gas. The Corporation's principal properties are oil sand leases located in the Divide region, southwest of Fort McMurray, Alberta ("Great Divide"). It also holds producing and non-producing properties at Battrum, Tompkins and Steelman, all in the Province of Saskatchewan, and a 35% interest in Petrolifera. See "Recent Developments".

### Recent Developments

*Negotiations Respecting Integration Strategy and Financing Arrangements*

Connacher is continuing to evaluate a number of integration alternatives which will assist Connacher in addressing certain risks relating to production of bitumen at Connacher's Great Divide oil sands property. This evaluation includes an assessment of natural gas inputs and price differential risks associated with bitumen production. The Corporation is currently negotiating with an arm's length third party to acquire certain assets consistent with its downstream integration strategy. Although Connacher believes its evaluation and proposed resultant strategy, if concluded, would address many of the identified risks, no binding agreement has been entered into at this time and no timeline has been established for the completion of negotiations. There can be no assurance that Connacher will be successful in completing a transaction should a binding agreement result from current discussions.

In conjunction with its analysis of integration alternatives, Connacher has negotiated a mandate letter with an international lender to engage such lender to act as exclusive arranger, underwriter and administrative agent in connection with Connacher's efforts to finance a portion of its integration strategy, as well as the development of the Great Divide oil sands project. The mandate letter does not constitute a commitment or agreement to enter into a commitment to lend funds to Connacher, but rather sets forth the services to be provided by the lender to assist Connacher in securing the debt financing necessary to implement its integration strategy and development at Great Divide. There can be no assurance that such financing will be available on terms acceptable to Connacher. To the extent that this financing is available, the Corporation may be required to grant a security interest in some or all of its assets, including its rights in the Great Divide oil sands project.

***De-consolidation of Petrolifera and Petrolifera Operational Update***

Petrolifera is a corporation incorporated pursuant to the *Canada Business Corporations Act* which owns a 100% working interest in producing crude oil and natural gas properties in the Puesto Morales/Rinconada Concession located in the Neuquen Basin in Argentina and has secured two licenses covering two on-shore exploratory blocks in the Marañon and Ucayali Basins in Peru.

In the third quarter of 2005, the shareholders of Petrolifera elected a new board of directors comprising seven members, of which three members are Connacher appointees, three members are independent directors and the remaining member is the President of Petrolifera. Previously, Petrolifera's board of directors consisted of one member, being the President and Chief Executive Officer and a director of the Corporation. One member of Petrolifera's board of directors, Colin M. Evans, who is also a member of the board of directors of the Corporation, made a proposal involving Canada Revenue Agency under the *Bankruptcy and Insolvency Act* (Canada) on February 24, 2005, which was approved by the Court of Queen's Bench (Alberta) on May 18, 2005.

Based upon the Corporation's equity interest in Petrolifera and as a result of the election of the independent directors and certain other factors, the Corporation was no longer considered to control Petrolifera and, accordingly, the Corporation discontinued consolidating Petrolifera's accounts with Connacher's financial results commencing in the third quarter of 2005 and now accounts for its investment in Petrolifera on an equity basis.

Petrolifera completed an initial public offering ("IPO") of its common shares and certain warrants on November 8, 2005 for aggregate gross proceeds of approximately $21.3 million. Following completion of the IPO (and after giving effect to the Corporation's investment of $6 million in securities offered pursuant to the IPO), the Corporation currently holds a 35% equity interest (26% equity interest on a fully-diluted basis) in Petrolifera, reduced from a 40% equity interest the Corporation held in Petrolifera prior to completion of the IPO and a 61% equity interest as at December 31, 2004.

Connacher engaged GLJ and D&M to prepare updated reports relating to the Corporation's reserves and resources as at September 1, 2005 and June 30, 2005, respectively. See "Oil and Gas Reserves". The D&M Report includes 100% of Petrolifera's reserves as Connacher previously filed consolidated financial statements that included the accounts of Petrolifera. Commencing in the third quarter of 2005, Connacher ceased to consolidate the accounts of Petrolifera with Connacher's accounts. Instead, the Corporation records its 35% investment in Petrolifera on an equity basis. The summary of the D&M Report included in this short form prospectus discloses the Corporation's 35% equity interest share of Petrolifera's proved, probable and possible reserves. See "Oil and Gas Reserves - D&M Report".

On November 25, 2005 Petrolifera announced it had made a significant crude oil discovery in its 100% owned Puesto Morales/Rinconada Concession located in the Neuquen Basin in Argentina. The RN.PM.x-1003 well was spudded in late October 2005, drilled to a depth of 1,645 meters and was cased in early November after logging of the well bore. It was the second of Petrolifera's planned five-well program prior to year-end 2005. Initial testing on one interval in the well has been completed, although a stabilized flow rate has not yet been established for the well.

***Bought Deal Financing***

On September 7, 2005, Connacher completed a public financing on a "bought-deal" basis of 27,027,400 Common Shares at a price of $1.85 per share for gross proceeds of $50,000,069. An additional 13,513,600 Common

Shares were issued to the underwriters in connection with such financing upon exercise of their over-allotment option for total gross proceeds of $75,000,850. Net proceeds from the Corporation's September 2005 financing will be used to fund development of its Great Divide oil sands project and for general corporate purposes.

## Supplemental Oil and Gas Reserves and Other Information

Connacher engaged GLJ and D&M to prepare updated reports relating to the Corporation's reserves and resources as at September 1, 2005 and June 30, 2005, respectively. This information updates and supersedes certain corresponding information in the AIF. Production from the Corporation's properties for the months of July and August 2005 were 793 barrels of oil equivalent ("boe") and 760 boe, respectively, in Canada and 103 boe and 100 boe, respectively, in Argentina in respect of Connacher's 35% equity interest in the production of Petrolifera. A barrel of oil equivalent ("boe") is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel ("mcf" meaning 1,000 cubic feet). Boes may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

### *GLJ Report*

The following is a summary of the bitumen reserves and resources and the value of future net revenue of the Corporation as at September 1, 2005 as evaluated by GLJ in the report dated July 29, 2005 (the "GLJ Report"). Since: (i) the property evaluated in the GLJ Report is not currently developed or onstream; (ii) no additional third-party studies were ongoing; (iii) no additional drilling or seismic activities were contemplated in the month of August, 2005; and (iv) the regulatory application (described below) was prepared and ready for filing as of July 29, 2005 and scheduled to be submitted in August, 2005, the work completed by GLJ as of July 29, 2005 was considered sufficient for a September 1, 2005 effective date.

The GLJ Report was prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and in accordance with National Instrument 51-101 ("NI 51-101"). The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables. The results contained in the GLJ Report contemplate Connacher proceeding with the filing of an application to develop Pod One at Great Divide with the relevant Alberta regulators. These applications were submitted in mid-August, 2005. Necessary regulatory approvals are anticipated by the Corporation in early 2006. Production start-up is forecast by GLJ to occur in 2007 and a peak rate of 10,000 barrels of oil per day is forecast to be achieved by 2009.

Reserves were only assigned to Pod One, in the proved and probable ("2P") and proved, probable and possible ("3P") categories, although no proved reserves were assigned pending start-up of production. The study assumed 45 steam-assisted gravity drainage ("SAGD") well pairs for the 2P case and 74 well pairs for the 3P case, with cumulative steam-oil ratios ("SOR") of 2.6 in both cases, but declining to 2.3 during peak production periods. The cutoffs used by GLJ for probable reserves were 15 metres of net pay for 2P reserves and 10 metres of net pay for 3P reserves.

**The evaluations based on constant prices and costs utilize a net bitumen price derived from pricing data posted as of June 30, 2005. Although June 30, 2005 prices are utilized, production of bitumen is not anticipated to commence until 2007. Accordingly, if product prices from which the net bitumen price is derived decline, then the present value of future net revenue associated with reserves and the associated reserves volumes will be less than those estimated in the GLJ Report and such reductions may be significant. All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast and constant price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the GLJ Report. The recovery and reserves estimates of the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated.**

## RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS(6)(8)

| | Bitumen | | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes (9) Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross(1) (mbbl) | Net(1) (mbbl) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) |
| Total Proved(2) | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| Probable Undeveloped(3)(5) | 69,604 | 60,983 | 821 | 424 | 226 | 119 | 55 | 545 | 268 | 129 | 54 | 9 |
| Total Probable(3) | 69,604 | 60,983 | 821 | 424 | 226 | 119 | 55 | 545 | 268 | 129 | 54 | 9 |
| Total Proved Plus Probable(2)(3) | 69,604 | 60,983 | 821 | 424 | 226 | 119 | 55 | 545 | 268 | 129 | 54 | 9 |
| Total Possible(4) | 38,723 | 33,259 | 667 | 188 | 61 | 24 | 13 | 442 | 123 | 41 | 16 | 9 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | 108,327 | 94,242 | 1,488 | 612 | 287 | 143 | 68 | 987 | 391 | 170 | 70 | 18 |

## RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS(7)(8)

| | Bitumen | | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes (9) Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross(1) (mbbl) | Net(1) (mbbl) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) | 0% (MM$) | 5% (MM$) | 10% (MM$) | 15% (MM$) | 20% (MM$) |
| Total Proved(2) | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| Probable Undeveloped(3)(5) | 69,604 | 59,481 | 1,014 | 549 | 312 | 180 | 102 | 672 | 352 | 187 | 96 | 41 |
| Total Probable(3) | 69,604 | 59,481 | 1,014 | 549 | 312 | 180 | 102 | 672 | 352 | 187 | 96 | 41 |
| Total Proved Plus Probable(2)(3) | 69,604 | 59,481 | 1,014 | 549 | 312 | 180 | 102 | 672 | 352 | 187 | 96 | 41 |
| Total Possible(4) | 38,723 | 32,475 | 606 | 174 | 58 | 23 | 11 | 402 | 115 | 39 | 16 | 9 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | 108,327 | 91,956 | 1,620 | 723 | 370 | 203 | 113 | 1,074 | 467 | 226 | 112 | 50 |

**Notes:**

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Corporation. "Net Reserves" are the Corporation's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in reserves.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(6) The pricing assumptions used in the GLJ Report with respect to values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

| | Heavy Oil | Natural Gas | Inflation Rate | Exchange Rate |
|---|---|---|---|---|
| | Bitumen Wellhead Current ($Cdn/bbl) | Alberta Spot Gas ($/mcf) | %/year | $US/$Cdn |
| Forecast | | | | |
| 2007 | 30.37 | $7.10 | 2 | 0.815 |
| 2008 | 30.37 | $6.85 | 2 | 0.820 |
| 2009 | 30.62 | $6.55 | 2 | 0.820 |
| 2010 | 28.37 | $6.25 | 2 | 0.820 |
| 2011 | 26.62 | $6.25 | 2 | 0.820 |
| 2012 | 26.62 | $6.25 | 2 | 0.820 |
| 2013 | 27.25 | $6.40 | 2 | 0.820 |
| 2014 | 27.87 | $6.60 | 2 | 0.820 |
| 2015 | 28.50 | $6.75 | 2 | 0.820 |
| 2016 | 29.25 | $6.89 | 2 | 0.820 |
| Thereafter | +2% | +2% | 2 | 0.820 |

(7) The net bitumen price used in the constant price and cost evaluations in the GLJ Report was $32.89, which price was based on WTI US$56.50/stb, Edmonton light oil $68.45/stb, condensate $65.83/stb and Bow River $46.95/stb.

(8) Includes estimated capital costs, in the 2P case over the 25.3 year forecast life of the project (11.9 years half-life) of $310.2 million and, in the 3P case over the 36.3 year forecast life of the project (17.2 years half-life) of $468 million.

(9) Estimations of future income tax expenses included in the GLJ Report relate solely to estimated unclaimed costs and tax losses, tax credits and allowances in respect of the Great Divide project. Estimated unclaimed costs and tax losses, tax credits and allowances relating to Connacher's other oil and gas activities are included in the D&M Report. See "D&M Report".

The GLJ Report also provided calculations of Contingent Resources comprised of "Low Estimate Resources (>15 metre Pay) - higher certainty" together with "Best Estimate Resources (>15 metre Pay) - likely certainty" and "High Estimate Resources (>10 metre Pay) - lower certainty". Low Estimate recoverable resources are comprised of mapped original oil-in-place assigned to Pod One (>15 metre Pay) with a lower recovery factor than are applied to the estimate of 2P reserves. Best Estimate Resources are comprised of 2P remaining recoverable reserves together with an estimate of recoverable resources attributable to four other pods on Connacher's lands. High Estimate Resources (lower certainty) include 3P recoverable reserves at Pod One together with recoverable resources at the other four pods on Connacher's acreage, but with a larger arial extent and a higher recovery factor than attributable under the Best Estimate Category.

Only Pod One has sufficient well and seismic control to warrant the assignment of reserves. The other four pods have insufficient drilling density, seismic mapping or project definition to be categorized as reserves at this time. Additional drilling and seismic activity could result in upgrading these to reserve status over time. In the interim, a range of contingent resources was assigned to reflect uncertainties. The GLJ Report also recognized High Estimate (low certainty) prospective resources attributable to two undiscovered pods with attributable resources of 160.6 million barrels of original oil-in-place and 91.6 million barrels of initial and remaining recoverable resources, utilizing average parameters from five identifiable pods, including Pod One. No calculation was done of the present value of the future cash flow from remaining recoverable or prospective resources other than the reserves attributable to Pod One as detailed herein.

## LOW ESTIMATE RESOURCES (>15 METRE PAY, HIGHER CERTAINTY)

| | ORIGINAL OIL-IN-PLACE (mmstb) | RECOVERABLE RESOURCES (mmstb) |
|---|---|---|
| POD 1 | 128.9 | 46.4 |
| POD 2, POD 2 South | -- | -- |
| POD 3, POD 4 | -- | -- |
| **TOTAL** | **128.9** | **46.4** |

## BEST ESTIMATE RESOURCES (>15 METRE PAY, LIKELY CERTAINTY)

| | ORIGINAL OIL-IN-PLACE (mmstb) | RECOVERABLE RESOURCES (mmstb) |
|---|---|---|
| POD 1 | 128.9 | 69.6 (2P reserves) |
| POD 2, POD 2 South | 53.8 | 21.8 |
| POD 3, POD 4 | 79.5 | 36.1 |
| **TOTAL** | **262.2** | **127.5** |

## HIGH ESTIMATE RESOURCES (>10 METRE PAY, LOWER CERTAINTY)

| | ORIGINAL OIL-IN-PLACE (mmstb) | RECOVERABLE RESOURCES (mmstb) |
|---|---|---|
| POD 1 | 178.6 | 108.3 (3P reserves) |
| POD 2, POD 2 South | 82.3 | 45.0 |
| POD 3, POD 4 | 116.8 | 66.0 |
| **TOTAL** | **377.7** | **219.3** |

*D&M Report*

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of the Corporation as at June 30, 2005 as evaluated by D&M in the reports dated July 25, 2005 and August 8, 2005 (collectively, the "D&M Report"). The D&M Report was prepared using assumptions and methodology guidelines outlined in the COGE Handbook and in accordance with NI 51-101. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables below.

**The D&M Report includes 100% of Petrolifera's reserves as Connacher previously filed consolidated financial statements that included the accounts of Petrolifera. The Corporation discontinued consolidating Petrolifera's accounts with Connacher's financial results commencing in the third quarter of 2005 and now accounts for its investment in Petrolifera on an equity basis. THE FOLLOWING SUMMARY OF THE D&M REPORT DISCLOSES THE CORPORATION'S 35% EQUITY INTEREST SHARE OF PETROLIFERA'S PROVED, PROBABLE AND POSSIBLE RESERVES.**

**All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the D&M Report. The recovery and reserves estimates of the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated.**

## CRUDE OIL AND NATURAL GAS RESERVES BASED ON FORECAST PRICES AND COSTS[9]

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mmcf) | Net[1] (mmcf) | Gross[1] (mbbl) | Net[1] (mbbl) |
| Proved Developed Producing[2][5] | | | | | | |
| Canada | 1,327 | 1,033 | 106 | 94 | 2.3 | 1.6 |
| Argentina | 66 | 57 | 379 | 328 | - | - |
| **Total** | 1,393 | 1,090 | 485 | 422 | 2.3 | 1.6 |
| Proved Developed Non-Producing[2][6] | | | | | | |
| Canada | 1 | 1 | 161 | 143 | - | - |
| Argentina | - | - | - | - | - | - |
| **Total** | 1 | 1 | 161 | 143 | - | - |
| Proved Undeveloped[2][7] | | | | | | |
| Canada | 296 | 230 | - | - | - | - |
| Argentina | 54 | 47 | 103 | 89 | - | - |
| **Total** | 350 | 277 | 103 | 89 | - | - |
| Total Proved[2] | | | | | | |
| Canada | 1,624 | 1,264 | 267 | 237 | 2.3 | 1.6 |
| Argentina | 119 | 103 | 482 | 417 | - | - |
| **Total** | 1,743 | 1,367 | 749 | 654 | 2.3 | 1.6 |
| Total Probable[3] | | | | | | |
| Canada | 903 | 713 | 359 | 318 | 0.9 | 0.6 |
| Argentina | 170 | 147 | 544 | 467 | - | - |
| **Total** | 1,073 | 860 | 903 | 785 | 0.9 | 0.6 |
| Total Proved Plus Probable[2][3] | | | | | | |
| Canada | 2,528 | 1,977 | 626 | 555 | 3.2 | 2.2 |
| Argentina | 290 | 250 | 1,023 | 885 | - | - |
| **Total** | 2,818 | 2,227 | 1,649 | 1,440 | 3.2 | 2.2 |
| Total Possible[4] | | | | | | |
| Canada | 1,044 | 913 | 124 | 114 | 0.1 | 0.1 |
| Argentina | 322 | 279 | 1,556 | 1,346 | - | - |
| **Total** | 1,366 | 1,192 | 1,680 | 1,460 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | |
| Canada | 3,571 | 2,890 | 750 | 669 | 3.3 | 2.3 |
| Argentina | 612 | 529 | 2,579 | 2,231 | - | - |
| **Total** | 4,183 | 3,419 | 3,329 | 2,900 | 3.3 | 2.3 |

## NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS(9)(12)

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes (13) Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing(2)(5) | | | | | | | | | | |
| Canada | 23,124 | 20,113 | 17,817 | 16,012 | 14,554 | 23,124 | 20,113 | 17,817 | 16,012 | 14,554 |
| Argentina | 1,297 | 1,105 | 970 | 868 | 787 | 1,297 | 1,105 | 970 | 868 | 787 |
| **Total** | 24,421 | 21,218 | 18,787 | 16,880 | 15,341 | 24,421 | 21,218 | 18,787 | 16,880 | 15,341 |
| Proved Developed Non-Producing(2)(6) | | | | | | | | | | |
| Canada | 853 | 779 | 715 | 659 | 608 | 853 | 779 | 715 | 659 | 608 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 853 | 779 | 715 | 659 | 608 | 853 | 779 | 715 | 659 | 608 |
| Proved Undeveloped(2)(7) | | | | | | | | | | |
| Canada | 4,576 | 3,894 | 3,318 | 2,826 | 2,407 | 4,576 | 3,894 | 3,318 | 2,826 | 2,407 |
| Argentina | 865 | 663 | 512 | 398 | 308 | 761 | 591 | 458 | 354 | 271 |
| **Total** | 5,441 | 4,557 | 3,830 | 3,224 | 2,715 | 5,337 | 4,485 | 3,776 | 3,180 | 2,678 |
| Total Proved(2) | | | | | | | | | | |
| Canada | 28,553 | 24,786 | 21,850 | 19,497 | 17,569 | 28,553 | 24,786 | 21,850 | 19,497 | 17,569 |
| Argentina | 2,162 | 1,767 | 1,483 | 1,266 | 1,095 | 2,058 | 1,696 | 1,428 | 1,222 | 1,057 |
| **Total** | 30,715 | 26,553 | 23,333 | 20,763 | 18,664 | 30,611 | 26,482 | 23,278 | 20,719 | 18,626 |
| Total Probable(3) | | | | | | | | | | |
| Canada | 15,741 | 11,632 | 8,865 | 6,898 | 5,435 | 15,737 | 11,630 | 8,864 | 6,897 | 5,435 |
| Argentina | 5,305 | 2,804 | 1,884 | 1,413 | 1,117 | 3,437 | 1,814 | 1,208 | 894 | 697 |
| **Total** | 21,046 | 14,436 | 10,749 | 8,311 | 6,552 | 19,174 | 13,444 | 10,072 | 7,791 | 6,132 |
| Total Proved Plus Probable(2)(3) | | | | | | | | | | |
| Canada | 44,294 | 36,418 | 30,715 | 26,395 | 23,004 | 44,290 | 36,416 | 30,714 | 26,394 | 23,004 |
| Argentina | 7,468 | 4,571 | 3,367 | 2,679 | 2,211 | 5,495 | 3,510 | 2,636 | 2,116 | 1,755 |
| **Total** | 51,762 | 40,989 | 34,082 | 29,074 | 25,215 | 49,785 | 39,926 | 33,350 | 28,510 | 24,759 |
| Total Possible(4) | | | | | | | | | | |
| Canada | 17,577 | 11,817 | 8,006 | 5,410 | 3,605 | 12,297 | 8,080 | 5,298 | 3,412 | 2,108 |
| Argentina | 13,135 | 5,695 | 3,304 | 2,206 | 1,578 | 8,571 | 3,678 | 2,093 | 1,358 | 933 |
| **Total** | 30,712 | 17,512 | 11,310 | 7,616 | 5,183 | 20,868 | 11,758 | 7,391 | 4,770 | 3,041 |
| Total Proved Plus Probable Plus Possible(2)(3)(4) | | | | | | | | | | |
| Canada | 61,871 | 48,235 | 38,721 | 31,805 | 26,609 | 56,587 | 44,496 | 36,012 | 29,806 | 25,112 |
| Argentina | 20,602 | 10,267 | 6,671 | 4,885 | 3,789 | 14,066 | 7,188 | 4,729 | 3,474 | 2,687 |
| **Total** | 82,473 | 58,502 | 45,392 | 36,690 | 30,398 | 70,653 | 51,684 | 40,741 | 33,280 | 27,799 |

*Reserves Data - Constant Prices And Costs*

## CRUDE OIL AND NATURAL GAS RESERVES BASED ON CONSTANT PRICES AND COSTS[8]

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| | Gross[1] (mbbl) | Net[1] (mbbl) | Gross[1] (mmcf) | Net[1] (mmcf) | Gross[1] (mbbl) | Net[1] (mbbl) |
| Proved Developed Producing[2][5] | | | | | | |
| Canada | 1,328 | 1,031 | 106 | 95 | 2.3 | 1.6 |
| Argentina | 66 | 57 | 379 | 328 | - | - |
| **Total** | 1,394 | 1,088 | 485 | 423 | 2.3 | 1.6 |
| Proved Developed Non-Producing[2][6] | | | | | | |
| Canada | - | - | 161 | 142 | - | - |
| Argentina | - | - | - | - | - | - |
| **Total** | - | - | 161 | 142 | - | - |
| Proved Undeveloped[2][7] | | | | | | |
| Canada | 296 | 229 | - | - | - | - |
| Argentina | 54 | 47 | 103 | 89 | - | - |
| **Total** | 350 | 276 | 103 | 89 | - | - |
| Total Proved[2] | | | | | | |
| Canada | 1,624 | 1,259 | 267 | 237 | 2.3 | 1.6 |
| Argentina | 119 | 103 | 482 | 417 | - | - |
| **Total** | 1,743 | 1,362 | 749 | 654 | 2.3 | 1.6 |
| Total Probable[3] | | | | | | |
| Canada | 904 | 710 | 359 | 318 | 0.9 | 0.6 |
| Argentina | 170 | 147 | 540 | 467 | - | - |
| **Total** | 1,074 | 857 | 899 | 785 | 0.9 | 0.6 |
| Total Proved Plus Probable[2][3] | | | | | | |
| Canada | 2,528 | 1,969 | 626 | 555 | 3.2 | 2.2 |
| Argentina | 290 | 250 | 1,023 | 885 | - | - |
| **Total** | 2,818 | 2,219 | 1,649 | 1,440 | 3.2 | 2.2 |
| Total Possible[4] | | | | | | |
| Canada | 1,044 | 909 | 124 | 114 | 0.1 | 0.1 |
| Argentina | 322 | 279 | 1,556 | 1,346 | - | - |
| **Total** | 1,366 | 1,188 | 1,680 | 1,460 | 0.1 | 0.1 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | |
| Canada | 3,572 | 2,878 | 750 | 669 | 3.3 | 2.3 |
| Argentina | 612 | 529 | 2,579 | 2,231 | - | - |
| **Total** | 4,184 | 3,407 | 3,329 | 2,900 | 3.3 | 2.3 |

## NET PRESENT VALUE OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS[8][12]

| | Before Deducting Income Taxes Discounted At | | | | | After Deducting Income Taxes [13] Discounted At | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) | 0% (M$) | 5% (M$) | 10% (M$) | 15% (M$) | 20% (M$) |
| Proved Developed Producing[2][5] | | | | | | | | | | |
| Canada | 34,884 | 29,193 | 25,082 | 21,990 | 19,585 | 34,884 | 29,193 | 25,082 | 21,990 | 19,585 |
| Argentina | 1,863 | 1,511 | 1,277 | 1,110 | 982 | 1,862 | 1,510 | 1,277 | 1,110 | 982 |
| **Total** | 36,747 | 30,704 | 26,359 | 23,100 | 20,567 | 36,746 | 30,703 | 26,359 | 23,100 | 20,567 |
| Proved Developed Non-Producing[2][6] | | | | | | | | | | |
| Canada | 1,060 | 1,028 | 976 | 916 | 854 | 1,060 | 1,028 | 976 | 916 | 854 |
| Argentina | - | - | - | - | - | - | - | - | - | - |
| **Total** | 1,060 | 1,028 | 976 | 916 | 854 | 1,060 | 1,028 | 976 | 916 | 854 |
| Proved Undeveloped[2][7] | | | | | | | | | | |
| Canada | 7,073 | 5,970 | 5,062 | 4,309 | 3,681 | 7,073 | 5,970 | 5,062 | 4,309 | 3,681 |
| Argentina | 1,428 | 1,092 | 850 | 671 | 533 | 935 | 733 | 578 | 451 | 354 |
| **Total** | 8,501 | 7,062 | 5,912 | 4,980 | 4,214 | 8,008 | 6,703 | 5,640 | 4,760 | 4,035 |
| Total Proved[2] | | | | | | | | | | |
| Canada | 43,017 | 36,191 | 31,120 | 27,215 | 24,120 | 43,017 | 36,191 | 31,120 | 27,215 | 24,120 |
| Argentina | 3,292 | 2,603 | 2,127 | 1,780 | 1,515 | 2,797 | 2,243 | 1,852 | 1,561 | 1,335 |
| **Total** | 46,309 | 38,794 | 33,247 | 28,995 | 25,635 | 45,814 | 38,434 | 32,972 | 28,776 | 25,455 |
| Total Probable[3] | | | | | | | | | | |
| Canada | 26,325 | 19,219 | 14,593 | 11,381 | 9,041 | 18,749 | 13,535 | 10,202 | 7,917 | 6,263 |
| Argentina | 6,296 | 3,655 | 2,550 | 1,936 | 1,537 | 4,091 | 2,369 | 1,641 | 1,236 | 972 |
| **Total** | 32,621 | 22,874 | 17,143 | 13,317 | 10,578 | 22,840 | 15,904 | 11,843 | 9,153 | 7,235 |
| Total Proved Plus Probable[2][3] | | | | | | | | | | |
| Canada | 69,342 | 55,410 | 45,713 | 38,596 | 33,161 | 61,766 | 49,726 | 41,322 | 35,132 | 30,383 |
| Argentina | 9,587 | 6,258 | 4,677 | 3,716 | 3,052 | 6,888 | 4,611 | 3,493 | 2,797 | 2,307 |
| **Total** | 78,929 | 61,668 | 50,390 | 42,312 | 36,213 | 68,654 | 54,337 | 44,815 | 37,929 | 32,690 |
| Total Possible[4] | | | | | | | | | | |
| Canada | 30,654 | 21,459 | 15,261 | 10,981 | 7,960 | 20,709 | 14,285 | 9,960 | 6,980 | 4,886 |
| Argentina | 13,400 | 6,396 | 3,848 | 2,599 | 1,867 | 8,731 | 4,134 | 2,448 | 1,615 | 1,122 |
| **Total** | 44,054 | 27,855 | 19,109 | 13,580 | 9,827 | 29,440 | 18,419 | 12,408 | 8,595 | 6,008 |
| Total Proved Plus Probable Plus Possible[2][3][4] | | | | | | | | | | |
| Canada | 99,996 | 76,869 | 60,974 | 49,577 | 41,121 | 82,475 | 64,011 | 51,282 | 42,112 | 35,269 |
| Argentina | 22,987 | 12,655 | 8,525 | 6,315 | 4,918 | 15,619 | 8,745 | 5,941 | 4,411 | 3,429 |
| **Total** | 122,983 | 89,524 | 69,499 | 55,892 | 46,039 | 98,094 | 72,756 | 57,223 | 46,523 | 38,698 |

**Notes:**

(1) "Gross Reserves" are the Corporation's working interest (operating or non-operating) share before deducting royalties and without including any royalty interests of the Corporation. "Net Reserves" are the Corporation's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation's royalty interests in reserves.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6) "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(7) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8) The product prices used in the constant price and cost evaluations in the D&M Report were as follows: in Canada, light and medium oil $49.24/bbl, natural gas $7.93/mcf and condensate $67.00/bbl. In Argentina, light and medium crude oil $49.74/bbl and natural gas $1.13/mcf.

(9) The pricing assumptions used in the D&M Report with respect to values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. D&M is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

| | Light and Medium Crude Oil | | | | Natural Gas | Inflation Rate | Exchange Rate |
|---|---|---|---|---|---|---|---|
| | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price D2S2 ($Cdn/bbl) | Neuquen Basin ($Cdn/bbl) | Argentina Gas ($/mcf) | Saskatchewan Gas ($Cdn/mcf) | %/year | $US/$Cdn |
| Forecast | | | | | | | |
| 2005 (6 mos) | 54.00 | 64.29 | 45.90 | 1.13 | 7.92 | 2.0 | 0.82 |
| 2006 | 51.00 | 60.60 | 43.33 | 1.58 | 7.35 | 2.0 | 0.82 |
| 2007 | 46.82 | 55.47 | 39.74 | 2.11 | 6.78 | 2.0 | 0.82 |
| 2008 | 42.45 | 50.11 | 35.99 | 2.15 | 6.20 | 2.0 | 0.82 |
| 2009 | 40.59 | 47.81 | 34.39 | 2.20 | 6.23 | 2.0 | 0.82 |
| 2010 | 38.64 | 45.40 | 32.72 | 2.24 | 6.26 | 2.0 | 0.82 |
| 2011 | 38.29 | 44.93 | 32.41 | 2.29 | 6.23 | 2.0 | 0.82 |
| 2012 | 39.06 | 45.83 | 33.08 | 2.33 | 6.28 | 2.0 | 0.82 |
| 2013 | 39.84 | 46.75 | 33.75 | 2.38 | 6.32 | 2.0 | 0.82 |
| 2014 | 40.63 | 47.68 | 34.42 | 2.43 | 6.37 | 2.0 | 0.82 |
| 2015 | 41.45 | 48.64 | 35.13 | 2.47 | 6.41 | 2.0 | 0.82 |
| 2016 | 42.27 | 49.61 | 34.84 | 2.52 | 6.45 | 2.0 | 0.82 |
| Thereafter | 2% | 2% | 2% | 2% | 2% | 2.0 | 0.82 |

(10) Values include processing and other income.

(11) Values include Alberta Royalty Tax Credit.

(12) Operating expenses, capital costs and abandonment costs utilized in the D&M Report (as adjusted to reflect the Corporation's 35% equity interest share of Petrolifera's Proved, Probable and Possible reserves) were as follows:

| | Constant Prices and Costs - Canada (Undiscounted) | | | Forecast Prices and Costs - Canada (Undiscounted) | | |
|---|---|---|---|---|---|---|
| | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) |
| Operating Costs | 15,995 | 24,574 | 33,063 | 17,705 | 27,952 | 37,613 |
| Capital Costs | 1,940 | 5,528 | 12,660 | 1,951 | 5,554 | 12,922 |
| Abandonment | 1,981 | 2,208 | 2,315 | 2,255 | 2,619 | 2,766 |

| | Constant Prices and Costs - Argentina (Undiscounted) | | | Forecast Prices and Costs - Argentina (Undiscounted) | | |
|---|---|---|---|---|---|---|
| | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) | Total Proved (M$) | Proved Plus Probable (M$) | Proved Plus Probable Plus Possible (M$) |
| Operating Costs | 1,745 | 2,852 | 3,855 | 1,987 | 3,541 | 4,836 |
| Capital Costs | 475 | 890 | 1,826 | 475 | 899 | 1,839 |
| Abandonment | 98 | 120 | 157 | 120 | 169 | 249 |

(13) Estimations of future income tax expenses included in the D&M Report relate solely to estimated unclaimed costs and tax losses, tax credits and allowances in respect of Connacher's oil and gas activities, excluding the Great Divide project. Estimated unclaimed costs and tax losses, tax credits and allowances relating to the Great Divide Project are included in the GLJ Report. The estimated net present value of future net revenue calculated both before and after deducting income taxes may not represent fair value. Furthermore, such calculations after deducting income tax may differ when calculated on a consolidated basis rather than calculated independently as set forth in the GLJ Report and presented in the tables included herein. See "GLJ Report".

## DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares (together, "Preferred Shares"). The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Preferred Shares of the Corporation. This summary does not purport to be complete and is subject to, and qualified by, reference to the articles of the Corporation.

### Common Shares

The holders of Common Shares are entitled to: dividends if, as and when declared by the Board of Directors of the Corporation; to one vote per share at meetings of the holders of Common Shares of the Corporation; and upon liquidation, dissolution or winding up of the Corporation, to receive pro-rata the remaining property and assets of the Corporation, subject to the rights of shares having priority over the Common Shares.

## Preferred Shares

The Preferred Shares are issuable in series and each class of Preferred Shares will have such rights, restrictions, conditions and limitations as the Board of Directors of the Corporation may from time to time determine. The holders of Preferred Shares are entitled, in priority to holders of Common Shares, to be paid rateably with holders of each other series of Preferred Shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series and upon liquidation, dissolution or winding up of the Corporation, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to holders of such series.

# DETAILS OF THE OFFERING

This offering consists of 5,000,000 Flow-Through Shares at a price of $3.00 per Flow-Through Share.

## Flow-Through Shares - Renunciation of CEE

The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will covenant to incur on or before December 31, 2006, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2005, CEE in an amount equal to the aggregate purchase price for the Flow-Through Shares paid by such subscriber. See "Canadian Federal Income Tax Considerations."

Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription and renunciation agreements (collectively, the "Subscription Agreement") to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Subscription Agreement.**

Pursuant to the Subscription Agreement, the Corporation will covenant and agree (i) to incur on or before December 31, 2006, and renounce to the subscriber effective on or before December 31, 2005, CEE in an amount equal to the aggregate purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2005, CEE equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify the subscriber as to, and forthwith pay in settlement thereof to such subscriber, an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

**The Subscription Agreement will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that:** (i) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2007 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; (ii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Subscription Agreement; (iii) other than as provided herein and in the Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; (iv) the subscriber has received and reviewed a copy of this short form prospectus; and (v) the liability of the Corporation to renounce CEE shall be limited to the extent specifically stated in this short form prospectus and the Subscription Agreement.

Notwithstanding the foregoing, the Corporation may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Corporation and the applicable subscriber.

## PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated as of November 17, 2005 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer an aggregate of 5,000,000 Flow-Through Shares for sale at a price of $3.00 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 5,000,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals, at a price of $3.00 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of $0.18 per Flow-Through Share for an aggregate fee of $900,000, in consideration for the Underwriters' services in connection with this offering. The terms of this offering of Flow-Through Shares were determined by negotiation between the Corporation and GMP Securities Ltd. on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase the Flow-Through Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Flow-Through Shares, unless the number of Flow-Through Shares which one or more of the Underwriters fail to purchase represents not more than 4% of the total number of Flow-Through Shares being offered, in which case the remaining Underwriters are obligated to purchase such Flow-Through Shares on a pro rata basis. The Underwriters are, however, obligated to take-up and pay for all Flow-Through Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders, employees, affiliates and partners against certain liabilities and expenses.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, provided the bid or purchase is not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice. Certificates for the Flow-Through Shares will be available for delivery at the closing of this offering, which is expected to occur on or about December 6, 2005.

The TSX has conditionally approved the listing of the Flow-Through Shares distributed under this short form prospectus on the TSX. Listing of the Flow-Through Shares distributed under this short form prospectus will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before February 14, 2006.

The Corporation has agreed with the Underwriters that, for the period commencing as of the date of the Underwriting Agreement and ending on the date that is 90 days following the date of closing of the offering of Flow-Through Shares, it will not offer, or announce the offering of, or make or announce any agreement to issue, sell or exchange Common Shares, including Common Shares issued on a "flow-through" basis, special warrants or any other securities convertible or exchangeable into Common Shares without the prior consent of GMP Securities Ltd., such consent not to be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may, without such consent, issue Common Shares on exercise of existing instruments and obligations outstanding on the date of the Underwriting Agreement.

The Flow-Through Shares offered hereunder have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States.

## CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2004, and as at September 30, 2005, both before and after giving effect to this offering:

| Description | Authorized | As at December 31, 2004 | As at September 30, 2005 before giving effect to this offering | As at September 30, 2005 after giving effect to this offering (3) |
|---|---|---|---|---|
| Credit Facilities (1) | | nil | $nil | nil |
| Preferred Shares | Unlimited | nil | nil | nil |
| Common Shares(2) | Unlimited | $38,755,561 (89,626,743 shares) | $110,201,434 (134,236,248 shares) | $124,026,434 (139,236,248 shares) |
| Contributed Surplus | | $535,258 | $1,385,682 | $1,385,682 |

**Notes:**

(1) As at November 24, 2005, the Corporation has aggregate demand credit facilities in the amount of $11.35 million. These credit facilities are comprised of an $8.35 million revolving reducing demand loan ("LOC") and a $3 million non-revolving acquisition / development demand loan facility ("AD Facility"). The LOC bears interest at the bank's prime lending rate plus 3/4 percent on borrowed amounts. Interest is charged at prime plus one percent on borrowed amounts on the AD Facility. Amounts drawn on these loans are secured by a $50,000,000 fixed and floating charge debenture and a general assignment of book debts.

(2) Does not include 7,629,600 Common Shares issuable upon exercise of stock options granted pursuant to the Corporation's option plan and 1,693,820 Common Shares issuable upon exercise of outstanding warrants, each as of November 24, 2005.

(3) Based on the issuance of 5,000,000 Flow-Through Shares for aggregate gross proceeds of $15,000,000 less the Underwriters' fee of $900,000 and estimated expenses of this offering of $275,000 for net proceeds to the Corporation of $13,825,000.

## PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The outstanding Common Shares are traded on the TSX under the trading symbol "CLL". The following table sets forth the closing price range and trading volume of the Common Shares as reported by the TSX for the periods indicated.

| Period | High | Low | Volume |
|---|---|---|---|
| **2004** | | | |
| First Quarter | $1.75 | $0.73 | 20,706,378 |
| Second Quarter | $1.08 | $0.30 | 30,107,675 |
| Third Quarter | $0.44 | $0.28 | 8,880,283 |
| Fourth Quarter | $0.80 | $0.29 | 25,255,633 |
| **2005** | | | |
| January | $0.69 | $0.49 | 4,290,661 |
| February | $0.92 | $0.61 | 14,690,099 |
| March | $1.22 | $0.74 | 21,505,505 |
| April | $1.05 | $0.68 | 8,403,185 |
| May | $0.88 | $0.68 | 3,292,350 |
| June | $0.85 | $0.72 | 5,125,144 |
| July | $1.12 | $0.76 | 9,317,232 |
| August | $2.60 | $1.09 | 113,078,600 |
| September | $2.69 | $1.94 | 58,271,400 |
| October | $2.62 | $2.01 | 30,800,900 |
| November 1 - 24 | $2.51 | $2.20 | 12,341,500 |

On November 24, 2005, the closing price per Common Share on the TSX was $2.40.

## USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Flow-Through Shares are estimated to be approximately $13,825,000 after deducting the fees of $900,000 payable to the Underwriters and the estimated expenses of this offering of $275,000. The net proceeds of this offering will be used by the Corporation to incur eligible CEE, which will be renounced in favour of purchasers for the 2005 taxation year. It is anticipated that the

proceeds will primarily be used to further delineate and define Connacher's Great Divide oil sands properties through the drilling of additional core holes and shooting additional 3-D seismic.

## RISK FACTORS

An investment in the Flow-Through Shares is subject to certain risks and should be considered speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. The increased focus of the Corporation's operating activities on the development of its Great Divide oil sands project exposes the Corporation to various risks and uncertainties relating to this project. Investors should carefully consider the risks described under the heading "Risk Factors" in the Corporation's AIF incorporated by reference in this short form prospectus as well as the risk factors set forth below and elsewhere in this short form prospectus prior to making an investment in the Flow-Through Shares.

### Status of Great Divide and Stage of Development of the Corporation

In mid-August, 2005, the Corporation submitted its application for the development of its Great Divide oil sands project to the Alberta Energy and Utilities Board and Alberta Environment for the necessary approvals required to produce bitumen using a steam assisted gravity drainage ("SAGD") process. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. There can be no assurance that the required approvals will be obtained and, if obtained, will be obtained on terms and conditions acceptable to the Corporation. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of the project and increased costs, all of which could have a material adverse affect on the Corporation.

If all regulatory approvals are obtained, there is a risk that design and construction of the facilities and infrastructure to support the project will not be completed on time, on budget or at all. Additionally, there is a risk that the Great Divide project may have delays, interruptions of operations or increased costs due to many factors, including, without limitation:

- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- non-performance by third-party contractors;
- labour disputes, disruptions or declines in productivity;
- increases in materials or labour costs;
- inability to attract sufficient numbers of qualified workers;
- delays in obtaining, or conditions imposed by, regulatory approvals;
- changes in Great Divide's scope;
- permit requirement violation;
- reservoir performance;
- energy supply disruption;
- drilling rigs and services availability; and
- catastrophic events such as fires, earthquakes, storms or explosions.

### Infrastructure for the Great Divide Project

The Corporation will depend, to a large extent, on third party designers, contractors and suppliers to design and construct the necessary facilities and infrastructure for the Great Divide project. The Corporation also anticipates that it will rely on certain infrastructure owned and operated or to be constructed by others, including, without limitation, pipelines for the transportation of diluent and produced bitumen to the market, natural gas, water source and disposal pipelines and electrical grid transmission lines for the provision and/or sale of electricity to the Corporation. The failure of any or all of these third parties to supply utilities, services or construct the infrastructure required to complete the Great Divide project on a timely basis and on acceptable commercial terms will negatively impact the Corporation's operation and financial results.

### Access to Human Resources

The labour force in the Fort McMurray and surrounding area is limited and the inability to access the necessary skilled labourers to construct and operate the Corporation's Great Divide project could have an adverse affect on the Corporation's development plans. In addition, rising personnel costs could result in increases in general and administrative expenses and labour costs associated with the development of the project.

### Recovery of Bitumen

Recovering bitumen from oil sands involves particular risks and uncertainties. The Corporation is susceptible to loss of production or slowdowns. Severe climatic conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. Equipment failures could result in damage to the Corporation's facilities or wells and liability to third parties against which the Corporation may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

### Access to Diluent Supplies at Favourable Prices

Bitumen is characterized by high specific gravity or weight and high viscosity or resistance to flow. Among its other uses, diluent is required to facilitate the transportation of bitumen. A shortfall in the supply of diluent may cause its price to increase thereby increasing the cost to transport bitumen to market and correspondingly increasing the Corporation's operating cost, decreasing its net revenues and negatively impacting the overall profitability of the Great Divide oil sands project.

### Competition

When operations commence, the Great Divide project will compete with other producers of bitumen and conventional producers of oil and gas. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

A number of companies other than the Corporation have announced plans to enter the oil sands business, or expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of bitumen in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

### Royalty Regime

In the event that the Great Divide project is developed and becomes operational, the Corporation's revenue and expenses will be directly affected by the royalty regime applicable to the Great Divide project. The economic benefit of future capital expenditures at Great Divide is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that the federal government and the Province of Alberta will not adopt a new royalty regime which will make capital expenditures uneconomic or that the regime currently in place will remain unchanged.

## CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel to the Corporation, and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters, the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a subscriber who purchases Flow-Through Shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Corporation and holds the Flow-Through Shares as capital property. The Flow-Through Shares will generally constitute capital property to a holder thereof unless the holder holds the Flow-Through Shares in the course of carrying on a business of buying and selling securities or acquires the Flow-Through Shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf

of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary does not apply to a subscriber (i) that is a "principal-business corporation" within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution", "specified financial institution" or an interest in which constitutes a "tax shelter investment", all within the meaning of the Tax Act; or (iv) that is a partnership or trust.

This summary assumes that the Corporation will make all necessary tax filings in respect of the issuance of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations, that the Corporation will incur sufficient CEE to enable it to renounce to subscribers all of the CEE covenanted to be renounced by the Corporation pursuant to the Subscription Agreement effective on the dates set out therein and that all expenses discussed herein will be reasonable in amount. This summary assumes that the Corporation will be a "principal-business corporation" at all material times and that the Flow-Through Shares, when issued, will be "Flow-Through Shares" and will not be "prescribed shares", all within the meaning of the Tax Act.

**This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular subscriber. Accordingly, each potential subscriber should obtain independent advice regarding the income tax consequences of investing in the Flow-Through Shares having regard to the subscriber's particular circumstances.**

### Canadian Exploration Expense

The Corporation will be entitled to renounce CEE incurred by it to subscribers in an amount equal to the subscription price for the Flow-Through Shares as permitted by and in accordance with the Tax Act. Such CEE that is properly renounced to a subscriber will be deemed to be CEE incurred by the subscriber on the effective date of the renunciation.

The Corporation generally will be entitled to renounce CEE incurred by it on or after the date that subscriptions for the Flow-Through Shares are accepted, less (i) any previous renunciations with respect to such expenses, (ii) any portion of those expenses which are prescribed under the Regulations as being "Canadian exploration and development overhead expenses", (iii) certain seismic expenses, and (iv) any assistance that the Corporation has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to those expenses. The Corporation may not renounce to subscribers an amount in excess of the amount paid by the subscribers for the Flow-Through Shares. The Corporation will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Corporation's own cumulative CEE ("CCEE") to be a negative amount.

Certain CEE incurred pursuant to a flow-through share agreement and within 12 months after the end of the calendar year in which the flow-through shares are issued (the "preceding calendar year") can be treated as if incurred in the preceding calendar year, provided that the subscription price for the relevant flow-through shares has been paid for in money during the preceding calendar year, the subscriber deals at arm's length with the Corporation throughout that 12 month period and the renunciation has been duly made within 90 days after the end of such preceding calendar year. In the event the Corporation does not fully expend the amounts renounced by the end of the year of the renunciations the Corporation will be required to reduce the amount previously renounced and the subscribers' income tax returns for the years in which the expenditures were claimed will be reassessed accordingly. However, interest would generally not be levied in respect of such reassessments until April, 2007.

A subscriber for Flow-Through Shares to whom the Corporation renounces CEE will have such CEE added to the subscriber's CCEE. A subscriber may deduct in computing the subscriber's income from all sources for a taxation year an amount not exceeding 100% of the balance of the subscriber's CCEE at the end of that taxation year. Deductions claimed by a subscriber reduce the subscriber's CCEE by the amount claimed. To the extent that a

subscriber does not deduct the full CCEE balance at the end of the taxation year, the balance will be carried forward and the subscriber will be entitled to claim deductions in respect thereof in subsequent taxation years in accordance with, and subject to the restrictions under, the provisions of the Tax Act. If at the end of a taxation year the reductions in calculating a subscriber's CCEE exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE will thereupon have a nil balance. The disposition of Flow-Through Shares will not reduce a subscriber's CCEE. Certain restrictions apply in respect of the deduction of CCEE following an acquisition of control and certain reorganizations of a corporate subscriber. Corporate subscribers should consult their own tax advisors with respect to the application of these rules.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described above, as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent purchaser of such Flow-Through Shares will not be entitled to any renunciation of any CEE in respect thereof.

**Disposition of Flow-Through Shares**

A disposition or deemed disposition of a Flow-Through Share (other than to the Corporation) will result in the holder thereof realizing a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the holder's adjusted cost base of such shares and reasonable costs of the disposition. **For tax purposes, the initial cost to a subscriber of the Flow-Through Shares is deemed to be nil.** The adjusted cost base of any Flow-Through Shares acquired pursuant to this Offering will generally be the average of the cost of all such shares including all other Common Shares held by the holder for the purpose of calculating capital gains or capital losses on subsequent dispositions of such shares.

One-half of any such capital gain (a taxable capital gain) must be included in computing the income of the holder in the year of disposition, and one-half of any such capital loss (an allowable capital loss) generally must be deducted against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the holder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act including provisions that apply to corporate holders after a change of control.

**Cumulative Net Investment Loss**

One half of the amount of CEE renounced to a subscriber will increase the subscriber's cumulative net investment loss ("CNIL"). A subscriber's CNIL may impact a subscriber's ability to claim the capital gains deduction available on the disposition of certain qualifying small business corporation shares and farm property.

**Minimum Tax**

Pursuant to the alternative minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than the minimum amount computed by reference to the individual's "adjusted taxable income" for the year. For these purposes the minimum amount generally means the "aggregate percentage" (currently 16%) of adjusted taxable income in excess of $40,000. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed and certain amounts otherwise not taxable are included in income. These disallowed items include deductions for CEE to the extent the deductions exceed the individual's resource income before deduction of those amounts, and deductions for carrying charges which relate to an investment in flow-through shares to the extent that such deductions exceed the individual's resource income after deductions for resource expenses, including CEE. Also included in adjusted taxable income are 80% of capital gains. Whether and to what extent a particular individual will be subject to minimum tax will depend upon the amount of the individual's income, the sources from which it is derived and the nature and amount of any deductions that are claimed. Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent the tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

## LEGAL MATTERS

Certain legal matters in connection with the issuance of the Flow-Through Shares offered hereby will be passed upon on behalf of the Corporation by Macleod Dixon LLP, Calgary, Alberta and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP, Calgary, Alberta.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants of Calgary, Alberta.

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal office in Calgary, Alberta and BNY Trust Company of Canada at its principal office in Toronto, Ontario.

## INTERESTS OF EXPERTS

As of the date hereof, each of DeGolyer and MacNaughton Canada Limited and GLJ Petroleum Consultants Ltd., being the independent petroleum consultants to the Corporation, did not beneficially own any of the outstanding Common Shares. As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group and the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, beneficially own, directly and indirectly, less than one percent of the Common Shares.

## AUDITORS' CONSENT

We have read the short form prospectus of Connacher Oil and Gas Limited (the "Corporation") dated November 25, 2005 qualifying the distribution of 5,000,000 common shares of the Corporation to be issued on a flow-through basis. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. Our report is dated March 11, 2005.

Calgary, Alberta
November 25, 2005

(signed) "Deloitte & Touche LLP"
Chartered Accountants

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## CERTIFICATE OF THE CORPORATION

Date: November 25, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Quebec).

(Signed) "Richard A. Gusella"
President and Chief Executive Officer

(Signed) "Richard R. Kines"
Vice-President, Finance and Chief Financial Officer

**On Behalf of the Board of Directors**

(Signed) "Stewart D. McGregor"
Director

(Signed) "Colin M. Evans"
Director

## CERTIFICATE OF THE UNDERWRITERS

Date: November 25, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Quebec).

**GMP SECURITIES LTD.**

By: (Signed) "Matthew Sobolewski"

**TD SECURITIES INC.**

By: (Signed) "Kasey Fukada"

**JENNINGS CAPITAL INC.**

By: (Signed) "Martin McGoldrick"

**RAYMOND JAMES LTD.**

By: (Signed) "Edward J. Bereznicki"

**BOLDER INVESTMENT PARTNERS LTD.**

By: (Signed) "Stephen J. Mullie"

**OCTAGON CAPITAL CORPORATION**

By: (Signed) "W. Scott McGregor"

**SALMAN PARTNERS INC.**

By: (Signed) "Terrance K. Salman"

**DOMINICK & DOMINICK SECURITIES INC.**

By: (Signed) "Paul Morgante"

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro



November 25, 2005

**CONSENT**

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Administrator of Securities, New Brunswick
Ontario Securities Commission
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission
The Securities Commission of Newfoundland and Labrador

Dear Sirs:

**Re: Connacher Oil and Gas Limited - Short Form Prospectus dated November 25, 2005**

We refer to the short form prospectus of Connacher Oil and Gas Limited dated November 25, 2005 (the "Prospectus") relating to the offering of 5,000,000 common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada). Capitalized terms have the meanings ascribed thereto in the Prospectus unless otherwise defined herein.

We hereby consent to the references to our firm name on the face page and under the headings "Legal Matters" and "Interests of Experts" in the Prospectus and to the reference to our opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinion referred to therein.

Yours truly,

MACLEOD DIXON LLP

*"Macleod Dixon LLP"*

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Chris von Vegesack
Direct Phone: (403) 260-0121
Direct Fax: (403) 260-0330
cvv@bdplaw.com

Assistant: Amanda Cutting
Direct Phone: (403) 260-0122
Our File: 51785-132

**DELIVERED VIA SEDAR**

November 25, 2005

To All Securities Commissions in each of
the Provinces of Canada (other than Quebec)

Dear Sirs:

**Re: Offering of 5,000,000 Flow-Through Common Shares of Connacher Oil and Gas Limited at an issue price of $3.00 per Flow-Through Common Share**

We refer to the (final) short form prospectus dated November 25, 2005 (the "**Prospectus**") of Connacher Oil and Gas Limited ("**Connacher**") relating to the distribution of common shares of Connacher issued on as "flow-through" shares.

We hereby consent to the reference to our firm name and our opinion in the Prospectus under the heading "Canadian Federal Income Tax Considerations" and to the reference to our firm name in the Prospectus under the heading "Legal Matters".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

*(signed) "Burnet, Duckworth & Palmer LLP"*

**DEGOLYER AND MACNAUGHTON**
**Canada Limited**
311 – 6th Avenue SW, Suite 1430
Energy Plaza, East Tower
Calgary, Alberta, Canada T2P 3H2



TELEPHONE
(403) 266-8680
FAX
(403) 266-1887

November 25, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Department of Justice, Province of New Brunswick
Prince Edward Island Department of Justice
Corporate Division
Nova Scotia Securities Commission
Government of Newfoundland and Labrador,
Department of Justice, Securities Division

**Re: Final Prospectus (the "Prospectus") of Connacher Oil and Gas Limited (the "Corporation") Dated November 25, 2005**

Dear Sir,

We hereby consent to the reference to our firm name and to the use of said estimates obtained from (i) our report entitled "Appraisal Report as of June 30, 2005 on Certain Properties owned by Connacher Oil and Gas Limited" dated August 8, 2005 and (ii) our report entitled "Appraisal Report as of June 30, 2005 on Puesto Morales, Argentina owned by Petrolifera Petroleum Limited" dated July 25, 2005, evaluating the oil, natural gas and natural gas liquids reserves and the present worth values of those reserves attributable to the properties of the Corporation (collectively the "Reports") in the above-referenced Prospectus.

We have read the Prospectus and have no reason to believe that there is any misrepresentation in the information contained therein derived from our Reports or that is within our knowledge as a result of the services we provided in preparing the Reports.

Very truly yours,

*"Colin P. Outtrim"*

Colin P. Outtrim, P.Eng
Senior Vice President
DeGolyer and MacNaughton
Canada Limited

GLJ Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

# LETTER OF CONSENT

**TO: The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada (other than Quebec)**

We refer to the short form prospectus dated November 25, 2005 (the "Prospectus") of Connacher Oil and Gas Limited (the "Corporation") relating to the issuance of 5,000,000 common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada).

We were engaged by the Corporation to prepare an evaluation of the bitumen reserves and resources and the value of future net revenue of the Corporation's bitumen reserves and resources as at September 1, 2005 as evaluated by the undersigned in the report dated July 29, 2005 (the "GLJ Report").

We hereby consent to the reference to our firm name and to the summaries of and excerpts from the GLJ Report in the Prospectus and in the documents incorporated by reference therein.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the GLJ Report or that are within our knowledge as a result of the services performed by us in connection with the GLJ Report.

Yours truly,

**GLJ PETROLEUM CONSULTANTS LTD.**

ORIGINALLY SIGNED BY

Dana B. Laustsen, P. Eng.
Executive Vice-President

Dated: November 25, 2005
Calgary, Alberta
CANADA

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 •
GLJPC.com

# Deloitte

Deloitte & Touche LLP
*3000 Scotia Centre*
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

November 25, 2005

To the appropriate Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

**RE: Connacher Oil and Gas Limited (the "Company")**

We refer to the short form prospectus of the Company dated November 25, 2005 qualifying the distribution of 5,000,000 common shares of the Company to be issued on a flow-through basis (the "Prospectus").

We consent to the incorporation by reference in the above-mentioned Prospectus of our report dated March 11, 2005 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2004 and 2003;
- Consolidated statements of operations and retained earnings and of cash flows for each of the years in the two-year period ended December 31, 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

## UNDERWRITING AGREEMENT



November 17, 2005

Connacher Oil and Gas Limited
2600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

**Attention:** **Mr. Richard A. Gusella**
**President and Chief Executive Officer**

Dear Sirs:

**Re: Offering of 5,000,000 Flow-Through Common Shares**

GMP Securities Ltd., as lead underwriter (the "**Lead Underwriter**") TD Securities Inc., Jennings Capital Inc., Raymond James Ltd., Bolder Investment Partners Ltd., Octagon Capital Corporation, Salman Partners Inc. and Dominick & Dominick Securities Inc. (collectively, the "**Underwriters**") understand that Connacher Oil and Gas Limited (the "**Corporation**") proposes to issue and sell 5,000,000 common shares of the Corporation issued as "flow-through" shares pursuant to the *Income Tax Act* (Canada) (the "**Flow-Through Shares**") at an issue price of $3.00 per Flow-Through Share for gross proceeds of $15,000,000 (the "**Offering**"). The Flow-Through Shares are to have the material attributes described in and contemplated by the Prospectus (as defined below). The Underwriters understand further that (1) the Corporation covenants to incur and thereafter renounce Qualifying Expenditures (as defined herein) to the original Subscribers (as defined herein), and (2) prepare and file, in accordance with the terms hereof, the Preliminary Prospectus (as defined herein), the Prospectus (as defined herein) and all other necessary documents in order to qualify the distribution to the public of the Flow-Through Shares in each of the Qualifying Provinces (as defined herein).

Subject to the terms and conditions of this Agreement, the Underwriters hereby agree to act as, and, by its acceptance hereof, the Corporation hereby appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Shares for sale on the Closing Date at a price of $3.00 per Flow-Through Share, provided that if less than 5,000,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, offer to purchase from the Corporation, and, by its acceptance hereof, the Corporation agrees to sell to the Underwriters, in the respective percentages set forth in Section 18 hereof at the Closing Time, such number of Flow-Through Shares in order that a total of 5,000,000 Flow-Through Shares at a price of $3.00 per Flow-Through Share are issued and sold under the Offering for aggregate proceeds of $15,000,000.

The Underwriters propose to distribute the Flow-Through Shares in Canada pursuant to the Prospectus (as defined below).

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Flow-Through Shares to retain as sub-agents other registered securities dealers and may receive subscriptions for Flow-Through Shares from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

## 1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AIF**" means the revised initial annual information form of the Corporation dated March 24, 2005 for the year ended December 31, 2004;

(c) "**Applicable Securities Laws**" means all applicable securities, corporate and other laws, rules, regulations, notices and published policies in the Qualifying Provinces;

(d) "**ASC**" means the Alberta Securities Commission;

(e) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(f) "**CEDOE**" means Canadian Exploration and Development Overhead Expenses as prescribed under the Tax Act;

(g) "**Canadian Exploration Expense(s)**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act, or would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.1) was a reference to paragraphs (a) or (d), excluding amounts which are prescribed to constitute CEDOE under the Tax Act and the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act and any expenditures described in paragraph 66(12.6)(b.1) of the Tax Act;

(h) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(i) "**Closing Date**" means December 6, 2005 or such other date as may be agreed to by the Underwriters and the Corporation;

(j) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(k) "**Commitment Amount**" means the amount equal to $3.00 multiplied by the number of Flow-Through Shares subscribed and paid for pursuant to the Flow-Through Share Subscription Agreements;

(l) "**Common Shares**" means common shares in the capital of the Corporation;

(m) "**Corporation's auditors**" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(n) "**Corporation's counsel**" means Macleod Dixon LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(o) "**CRA**" means the Canada Revenue Agency;

(p) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

   (i) the AIF;

   (ii) the Financial Statements;

   (iii) the information circular of the Corporation dated March 24, 2005, relating to the annual and special meeting of the Corporation's shareholders held on May 10, 2005 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference therein); and

   (iv) any other document that is, or is deemed to be, incorporated by reference into the Prospectus.

(q) "**Due Diligence Session**" shall have the meaning set forth in section 3(d);

(r) "**Due Diligence Session Responses**" means the responses of the Corporation, as given by any director or senior officer of the Corporation, at a Due Diligence Session:

(i) excluding the portion of such responses which are forward-looking or relate to projections or forecasts; but

(ii) including the portion of such responses which relate to the oil and gas reserves of the Corporation;

(s) "**Expenditure Period**" means the period commencing on the date of acceptance of the Flow-Through Share Subscription Agreements and ending on December 31, 2006;

(t) "**final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Qualifying Provinces;

(u) "**Financial Statements**" means, collectively, (i) the audited comparative consolidated financial statements of the Corporation as at and for the year ended December 31, 2004 and 2003 and the unaudited consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2005, and in each case including the notes thereto and management discussion and analysis of the financial condition and operations of the Corporation in respect thereof;

(v) "**Flow-Through Share Subscription Agreements**" means, collectively, the agreements to be entered into between the Corporation and one or more of the Underwriters or Selling Firms for and on behalf of and as agents for Subscribers on the Closing Date setting out the contractual relationship between the Corporation and the purchasers of Flow-Through Shares, in form and substance satisfactory to the Corporation and the Underwriters and substantially as set out as Schedule A to this Agreement or such other form agreed to by the Corporation and the Underwriters;

(w) "**Material Subsidiaries**" means COGL Resources Ltd. and Great Divide Oil Corporation and any other subsidiary of the Corporation, the total assets of which constitute more than 5% of the consolidated assets of the Corporation as at June 30, 2005 or the total revenues of which constitute more than 5% of the consolidated revenues of the Corporation for the nine months ended September 30, 2005;

(x) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(y) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators;

(z) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended;

(aa) "**Petrolifera**" means Petrolifera Petroleum Limited, a corporation incorporated under the CBCA;

(bb) "**Puesto Morales/Rinconada Concession**" or "**Concession**" means the working interests in the Puesto Morales and Rinconada blocks in the Neuquen Basin in Argentina;

(cc) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued in each of the Qualifying Provinces;

(dd) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated November 17, 2005 and any amendments thereto, in respect of the distribution of the Flow-Through Shares, in the English language, including the documents incorporated by reference therein;

(ee) "**principal business corporation**" means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

(ff) "**Prospectus**" means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Flow-Through Shares, in the English language, including the documents incorporated by reference therein;

(gg) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(hh) "**Public Record**" means all information filed by or on behalf of the Corporation and its predecessor entities, including without limitation, the Documents, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ii) "**Qualifying Expenditures**" means expenses that are CEE at the date they are incurred;

(jj) "**Qualifying Provinces**" means each province of Canada, excluding Quebec;

(kk) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ll) "**Selling Firm**" means any investment dealer or broker, other than the Underwriters, with which the Underwriters (or any of them) have a contractual relationship in respect of the distribution of the Flow-Through Shares under the Offering;

(mm) "**Subscriber**" means a person subscribing for and acquiring Flow-Through Shares as principal pursuant to a Flow-Through Share Subscription Agreements accepted by the Corporation;

(nn) "**subsidiary**" or "**subsidiaries**" means COGL Resources Ltd. and Great Divide Oil Corporation any other entities within the meaning of "subsidiary" as defined in the ABCA;

(oo) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws which are incorporated by reference into the Prospectuses;

(pp) "**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(qq) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(rr) "**TSX**" means the Toronto Stock Exchange;

(ss) "**Underwriters' counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Underwriters, with the consent of the Corporation, may appoint; and

(tt) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning.

**2. Underwriting Fee**

In consideration for their services in underwriting the distribution of and purchasing the Flow-Through Shares, the Corporation agrees to pay to the Underwriters at the Closing Time a fee (the "**Underwriting Fee**") of $0.18 per Flow-Through Share (the fee being an aggregate amount of $900,000).

**3. Qualification for Sale**

(a) The Corporation represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 for the distribution of the Flow-Through Shares.

(b) The Corporation shall elect and comply in all material respects with Mutual Reliance Review System and in connection therewith shall:

(i) prepare and file under the Mutual Reliance Review System the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designate the ASC as the principal regulator no later than 9:00 p.m. (Calgary time) on November 17, 2005; and

(ii) obtain a preliminary MRRS Decision Document dated November 17, 2005 from the ASC;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(A) prepared and filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions no later than 9:00 p.m. (Calgary time) on November 29, 2005 (or such later date as may be agreed to in writing by the Corporation and the Underwriters);

(B) obtained a final MRRS Decision Document dated November 29, 2005 (or such later date as may be agreed to in writing by the Corporation and the Underwriters) from the ASC;

(C) otherwise fulfilled all legal requirements to enable the Flow-Through Shares to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Flow-Through Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Flow-Through Shares for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Flow-Through Shares, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of (such approval not to be unreasonably withheld), such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Flow-Through Shares, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. During such period, the Corporation shall also make available its directors, senior management, auditors and independent engineers to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the "**Due Diligence Session**"); the Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use reasonable commercial efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.

(e) The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Flow-Through Shares for distribution to the public in the Qualifying Provinces.

**4. Delivery of Prospectus and Related Documents**

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which are not available on SEDAR and which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, in the English language, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters; and

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" in form and substance satisfactory to the Underwriters and the Underwriters' counsel, acting reasonably, from the Corporation's auditors, dated the date of the Prospectus, addressed to the Underwriters with respect to the financial and accounting information contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on the Corporation's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters and other Selling Firms of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Flow-Through Shares.

**5. Commercial Copies**

(a) The Corporation shall, as soon as possible but in any event not later than (i) in the City of Toronto, noon (local time at the place of delivery) on the first Business Day, and (ii) in the cities of Calgary

and Vancouver, noon (local time at the place of delivery) on the second Business Day, following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material in such numbers as the Underwriters may reasonably request by written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents; and

(b) the Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

6. **Material Change**

(a) During the period of distribution of the Flow-Through Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries, taken as a whole;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material (other than any matter relating solely to any of the Underwriters); and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Flow-Through Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities

of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Flow-Through Shares.

(c) The Corporation will promptly comply to the satisfaction of the Underwriters and the Underwriters' counsel, acting reasonably, with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English language as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Flow-Through Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statements of the Corporation;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, press release or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Corporation.

7. **Representations, Warranties and Covenants of the Corporation**

(a) Each delivery of the Preliminary Prospectus, the Prospectus or any Supplementary Material pursuant to section 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Flow-Through Shares;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101; and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (whether financial or otherwise) from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation.

(b) In addition to the representations and warranties contained in subsection (a) hereof, the Corporation represents, warrants and covenants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations, warranties and covenants in entering into this agreement, that:

(i) each of the Corporation and each of its Material Subsidiaries has been duly incorporated, amalgamated or formed and organized and is valid and subsisting under the laws of the jurisdiction of its incorporation, amalgamation or formation and has all requisite authority and power to carry on its business as described in the Prospectuses, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(ii) each of the Corporation and each of its Material Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii) the Corporation has no subsidiaries other than COGL Resources Ltd. and Great Divide Oil Corporation and the Corporation is not affiliated with, nor is it a holding corporation of, any other body corporate;

(iv) the Corporation owns 35% of the outstanding shares of Petrolifera which company indirectly owns a 100% working interest in producing crude oil and natural gas properties in the Puesto Morales/Rinconada Concession and which indirectly has secured two licenses covering two onshore exploratory blocks in the Marañon and Ucayali Basin in Peru;

(v) the Corporation has full corporate power and authority to issue the Flow-Through Shares and, at the Closing Date, the Flow-Through Shares will be duly and validly authorized, allotted and reserved for issuance and will, upon receipt of full payment therefor, be validly issued as fully paid and non-assessable Common Shares;

(vi) neither the Corporation nor any of its Material Subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this agreement and the performance of any of the transactions contemplated hereby by the Corporation, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation or any of its subsidiaries, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Material Subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or any of its Material Subsidiaries, which default or breach might reasonably be expected to materially

adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or its properties or assets;

(vii) the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Corporation, and this agreement creates legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms subject to the general qualifications that:

(A) the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) the enforceability may be limited by general principles of equity, including the limitation that the grant of equitable remedies, including specific performance and injunctive relief, is available only in the discretion of the applicable court;

(C) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(D) rights to indemnity and contribution hereunder may be limited under applicable law;

(viii) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation (on a consolidated basis) from the position set forth in the Financial Statements other than as disclosed in the Prospectuses or the Documents and publicly disseminated and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation or of any Material Subsidiary since December 31, 2004; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation or of any Material Subsidiary which have not been publicly disclosed;

(ix) the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of the Corporation at the dates thereof and the results of the operations of the Corporation for the periods then ended and reflect, in accordance with generally accepted accounting principles in Canada, all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof;

(x) there are no actions, suits, proceedings or inquiries, including, to the best of the Corporation's knowledge, information and belief, after due inquiry, pending or threatened against or affecting the Corporation or any Material Subsidiary at law or in equity or before or by any court or any federal, provincial, state, country, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation (taken as a whole) or which affects or may affect the distribution of the Flow-Through Shares and the Corporation has no knowledge of any existing ground on which any such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xi) neither the Corporation nor any subsidiary of the Corporation is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation or its subsidiaries and applicable laws and indemnities arising in the ordinary course including pursuant to

industry agreements such as operating agreements and indemnification provisions in favour of trustees under registrar and transfer agent agreements and agency and underwriting agreements and similar agreements which, taken together, do not have a material adverse effect on the Corporation) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person except the indemnification by the Corporation of certain obligations of Petrolifera and its subsidiaries in respect of its work commitments for Blocks 106 and 107 in Peru;

(xii) other than as disclosed in the Prospectuses or the Documents, neither the Corporation nor any of its subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation or its subsidiaries that are currently outstanding;

(xiii) the information and statements set forth in the Documents and the Public Record, as they relate to the Corporation and the Material Subsidiaries, were true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and the Corporation has not filed any confidential material change reports which continue to be confidential;

(xiv) the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of first preferred shares and second preferred shares, and of which 134,612,448 Common Shares of the Corporation only are outstanding, which shares are validly issued and fully paid and non-assessable shares;

(xv) other than (a) options to purchase 7,766,600 Common Shares held by directors, officers, employees and consultants of the Corporation as at the date hereof with exercise prices ranging from $0.20 per share to $2.54 per share; and (b) 1,693,820 common share purchase warrants, entitling the holders thereof to purchase common shares of the Corporation at exercise prices ranging from $0.50 to $0.61 per share and expiring on or before December 1, 2006, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of the Corporation;

(xvi) the Corporation is the legal and beneficial owner of all of the outstanding shares and other securities of each of the Material Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiaries or has any agreement, warrant, option, right of privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any issued or unissued shares or other securities of such subsidiary;

(xvii) each of the Corporation and each Material Subsidiary has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or any Material Subsidiary, except in respect of the payment of minimum capital taxes owing in Argentina, which payments are being made over time pursuant to an agreement with National Tax Bureau of Argentina and, to the knowledge of the Corporation as of the date of this agreement, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation

or any Material Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xviii) the definitive forms of certificates representing the Common Shares are in due and proper form under the rules of the TSX and the laws governing the Corporation;

(xix) the issued and outstanding Common Shares are listed and posted for trading on the TSX and the Corporation is in compliance with the rules and regulations of the TSX in all material respects;

(xx) the minute books of the Corporation and of each Material Subsidiary contain full, true and correct copies of the constating documents of the Corporation and of each Material Subsidiary, respectively, except as disclosed to the Underwriters, contain the minutes of all meetings and all the resolutions of directors, committees of directors and shareholders thereof and at the Closing Date, will contain all meetings and all the resolutions of directors, committees of directors and shareholders thereof;

(xxi) the Corporation is a "reporting issuer" in each of the provinces of Canada (other than Quebec) within the meaning of the Applicable Securities Laws in such provinces and is not in default of any requirements of Applicable Securities Laws thereof;

(xxii) Valiant Trust Company at its principal office in the City of Calgary and BNY Trust Company of Canada at its principal office in Toronto, are the duly appointed registrars and transfer agents of the Corporation with respect to the Common Shares;

(xxiii) each of the Corporation and each Material Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to each of the Corporation and each Material Subsidiary of each jurisdiction in which it carries on business (except to the extent that the failure to so comply would not have a material adverse effect on the Corporation, taken as a whole) and holds all licenses, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Corporation and each Material Subsidiary (other than those, the failure of which to so hold, would not have a material adverse effect on the business of the Corporation (taken as a whole), as now conducted or proposed to be conducted), as now conducted and as presently proposed to be conducted, and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation (taken as a whole), as now conducted or as proposed to be conducted;

(xxiv) any and all operations of the Corporation and the Material Subsidiaries and, to the best of the Corporation's knowledge, any and all operations by third parties, on or in respect of the material assets and properties of the Corporation and the Material Subsidiaries, have been conducted in accordance with good oilfield practices based upon the jurisdiction in which such assets or properties are located;

(xxv) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Corporation as a whole, in respect of each of the Corporation and its subsidiaries:

(A) it is not in violation of any applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(B) it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or its subsidiary that have not been remedied;

(D) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation or any of its subsidiaries;

(E) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

(F) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the Corporation; or (B) reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(xxvi) no Securities Commission, the TSX or any other securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Corporation nor is the Corporation aware of any pending or threatened proceeding, action or investigation in respect thereof;

(xxvii) to the knowledge of the Corporation, no director or senior officer of the Corporation, nor, to the knowledge of the Corporation, without inquiry, any other insider of the Corporation, has a present intention to sell any securities of the Corporation held by it;

(xxviii) the Corporation made available to DeGolyer and MacNaughton Canada Limited ("**D&M**"), prior to the issuance of its report dated July 25, 2005 and effective June 30, 2005 with respect to the Corporation's then interest in the crude oil, natural gas and natural gas liquids reserves in the Puesto Morales, Argentina properties owned by Petrolifera and its report dated August 8, 2005 and effective June 30, 2005 with respect to the Corporation's conventional crude oil, natural gas and natural gas liquids reserves by the Corporation in the provinces of Saskatchewan and Alberta (collectively, the "**D&M Reports**"), for the purpose of preparing the D&M Reports, all information requested by D&M, which information did not contain any misrepresentation at its date; the Corporation has no knowledge of a material adverse change in any information provided to D&M since the date that such information was so provided; and the Corporation believes that the D&M Reports reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of the Corporation as at June 30, 2005, based upon information available at the time the D&M Reports were prepared and the assumptions as to commodity prices and costs contained therein, provided that, commencing in the third quarter of 2005, the Corporation ceased to consolidate the accounts of Petrolifera with the

accounts of the Corporation and now records its 35% investment in Petrolifera on an equity basis and accordingly, the quantity and pre-tax present worth values of oil and gas reserves attributable to interests held by Petrolifera must be adjusted to reflect the Corporation's 35% equity interest share of Petrolifera's proved, probable and possible reserves rather than the 100% interest of the Corporation in such reserves as disclosed in the D&M Report;

(xxix) the Corporation made available to Gilbert Laustsen Jung Associates Ltd. ("**GLJ**"), prior to the issuance of its report dated July 29, 2005 and effective September 1, 2005 with respect to the Corporation's bitumen reserves and resources related to the Corporation's Great Divide oil sands property comprising 101 sections of oil sands leases (the "**GLJ Report**"), for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any misrepresentation at its date; the Corporation has no knowledge of a material adverse change in any information provided to GLJ since the date that such information was so provided; and the Corporation believes that the GLJ Report reasonably presented the quantity and pre-tax present worth values of the bitumen reserves and resources of the Corporation related to the Corporation's Great Divide property as at the time the GLJ Report was prepared, based upon information available at the time the GLJ Report was prepared and the assumptions as to commodity prices and costs contained therein;

(xxx) the Corporation has made available to Seaton Jordan & Associates Ltd. ("**SJA**"), prior to the issuance of its report dated February 18, 2005 effective December 31, 2004 with respect to the Corporation's undeveloped lands (the "**SJA Report**"), for the purpose of preparing the SJA Report, all information requested by SJA, which information did not contain any material misrepresentation at the time such information was so provided; the Corporation has no knowledge of a change in any information provided to SJA since the date that such information was so provided which would result in a material adverse change to the value of the undeveloped lands of the Corporation as set out in the SJA Report; and the Corporation believes that the SJA Report reasonably presents worth value of the undeveloped lands of the Corporation as at the effective date thereof based upon information in respect of such lands at the time such report was prepared and the assumptions, if any, contained therein;

(xxxi) although it does not warrant title, the Corporation is not aware of any defects, failures or impairments in the title of the Corporation or of its subsidiaries to their respective oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse affect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of the Corporation or any of its subsidiaries as shown in the D&M Reports and the GLJ Report, as applicable; (B) the current production of the Corporation (taken as a whole); or (C) the current cash-flow of the Corporation (taken as a whole);

(xxxii) the Corporation has not completed any "significant acquisition", "significant disposition" nor is proposing any "probable acquisitions" (as such terms are defined in NI 44-101) that would require the inclusion of any additional financial statement or pro forma financial statements in the Preliminary Prospectus or the Prospectus pursuant to Applicable Securities Laws;

(xxxiii) the Corporation does not have in place a shareholder rights protection plan;

(xxxiv) to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(xxxv) the Due Diligence Session Responses given by the Corporation and its directors and officers in the Due Diligence Session shall be true and correct in all material respects as

at the time such responses are given and such responses taken as a whole shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which those Due Diligence Session Responses were given;

(xxxvi) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the entering into of this agreement and, the performance of the provisions hereof and the sale and delivery of the Flow-Through Shares, except such as may be required under the Applicable Securities Laws and which will be obtained prior to the Closing Time;

(xxxvii) the Corporation does not have any currently outstanding Swaps;

(xxxviii) the Corporation is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certificate of Disclosure in Issuers' Annual and Interim Filings);

(xxxix) all accounts receivable in any material amount of the Corporation are collectible;

(xl) the representations and warranties of the Corporation in each of the Flow-Through Share Subscription Agreements will be true and correct as at the date that such Flow-Through Share Subscription Agreements are entered into;

(xli) the Corporation is and will at all material times be a principal business corporation;

(xlii) except as a result of any agreement, obligation or undertaking to which the Corporation or, to the best knowledge of the Corporation, a "specified person" (as defined in Regulation 6202.1(5) of the Tax Act) is not a party, upon issuance pursuant to the provisions of the Flow-Through Share Subscription Agreements, the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and such Flow-Through Shares will not constitute "prescribed shares" for the purpose of Regulation 6202.1 included in the Regulations to the Tax Act;

(xliii) the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers for Flow-Through Shares pursuant hereto and the Flow-Through Share Subscription Agreements do not and will not constitute a breach of or default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;

(xliv) none of the Qualifying Expenditures will be knowingly renounced to a trust, corporation or partnership with which the Corporation has a prohibited relationship as defined in subsection 66(12.671) of the Act;

(xlv) the Corporation has not entered into any agreements or made any covenants with any parties that would restrict the Corporation from entering into the Flow-Through Share Subscription Agreements and agreeing to incur and renounce Qualifying Expenditures in accordance with the Flow-Through Share Subscription Agreements, nor that would require the prior renunciation to any other person of Qualifying Expenditures prior to the renunciation of the aggregate Commitment Amount in favour of the Subscribers of the Flow-Through Shares and the Corporation has no outstanding obligations to incur and renounce Qualifying Expenditures to any persons other than an obligation to incur Qualifying Expenditures in the amount of approximately $600,000 on or before December 31, 2005;

(xlvi) in respect of all amounts of Qualifying Expenditures which are to be renounced by the Corporation in favour of the Subscribers for Flow-Through Shares, the Corporation would, but for the renunciation, have been entitled to claim a deduction in respect of such

Qualifying Expenditures in computing its income for the purposes of Part I of the Tax Act; and

(xlvii) no consents, approvals, authorizations or orders are required under the laws of any jurisdiction or of any court or governmental agency or body of any stock exchange applicable to the Corporation (except the filing of certain materials specified in the conditional approval of the TSX, those contemplated herein or in the Flow-Through Share Subscription Agreements and those that have been obtained) to ensure that the Flow-Through Shares, when issued, will constitute "flow-through shares" within the meaning of subsection 66(15) of the Tax Act.

With respect to the representations, warranties, covenants and agreements made to the Subscribers in this subsection, it is the intention of the Corporation to constitute the Underwriters as trustees for the Subscribers of such representations, warranties, covenants and agreements and the Underwriters agree to accept such trust and hold such representations, warranties, covenants and agreements in trust for and on behalf of the Subscribers.

(c) The Corporation further covenants and agrees:

(i) to incur, during the Expenditure Period, Qualifying Expenditures in such amount that enables the Corporation to renounce to each of the Subscribers for the Flow-Through Shares effective December 31, 2005, in accordance with the Tax Act and the Flow-Through Share Subscription Agreements, Qualifying Expenditures in an amount equal to the Subscriber's Commitment Amount;

(ii) to renounce to each Subscriber for the Flow-Through Shares, in accordance with the Tax Act and the Flow-Through Share Subscription Agreements, effective on or before December 31, 2005, Qualifying Expenditures incurred or to be incurred during the Expenditure Period in an amount equal to the Subscriber's Commitment Amount;

(iii) to continue to be a principal business corporation at all material times such that all Qualifying Expenditures required to be renounced under the Flow-Through Share Subscription Agreements can be validly renounced to Subscribers for the Flow-Through Shares pursuant to the Tax Act;

(iv) to deliver to each Subscriber for the Flow-Through Shares, not later than March 15, 2006, a statement setting forth the aggregate amounts of such Qualifying Expenditures renounced to the Subscriber;

(v) that the Corporation will not reduce the amount renounced to the Subscribers for the Flow-Through Shares pursuant to subsection 66(12.6) of the Act and, in the event the Minister of National Revenue reduces the amount renounced to such Subscribers pursuant to subsection 66(12.73) of the Tax Act, the Corporation shall indemnify such Subscribers as to, and forthwith pay on a timely basis once the amount is definitively determined, in settlement thereof to such Subscribers, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by such Subscribers as a consequence of such reduction;

(vi) if the Corporation does not renounce to any Subscriber for the Flow-Through Shares Qualifying Expenditures equal to the Subscriber's Commitment Amount effective on or before December 31, 2005, the Corporation shall indemnify such Subscriber as to, and pay in settlement thereof to such Subscriber, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by such Subscriber as a consequence of such failure, such payment to be made on a timely basis once the amount is definitively determined;

(vii) that the Corporation will refrain from entering into transactions or taking deductions which would otherwise reduce its cumulative CEE to an extent that would preclude a

renunciation of Qualifying Expenditures under the Flow-Through Share Subscription Agreements in an amount equal to the Commitment Amount as contemplated by subparagraphs c(ii) and c(iii) hereof;

(viii) to timely file all forms required under the Tax Act necessary to effectively renounce Qualifying Expenditures equal to the aggregate Commitment Amount to the Subscribers for the Flow-Through Shares as provided in the Flow-Through Share Subscription Agreements and to provide such Subscribers with a copy of all such forms as are required to be provided on a timely basis;

(ix) the Corporation will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to each of the Subscribers for the Flow-Through Shares in an amount equal to the Subscriber's Commitment Amount; and

(x) to keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the Commitment Amount and the Qualifying Expenditures and to make such books, records and accounts available for inspection at the principal offices of the Corporation by the Subscribers for Flow-Through Shares during regular business hours.

**8. Indemnity**

(a) The Corporation (the "**Indemnitor**") shall indemnify and save harmless the Underwriters and their affiliates, shareholders, directors, officers, employees, partners and agents (collectively the "**Indemnified Parties**") against and from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively "**Proceedings**") and all losses (other than loss of profit in connection with the distribution of the Flow-Through Shares), expenses, fees, damages, obligations, payments and liabilities (collectively "**Liabilities**") (including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred) which now or any time hereafter are suffered or incurred by reason of any event, act or omission in any way connected, directly or indirectly, with:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Flow-Through Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

(iv) any misrepresentation or alleged misrepresentation contained in the Due Diligence Session Responses (taken as a whole) provided to the Underwriters by the Corporation or its directors, any committee of directors or any one member of such committee, or officers of the Corporation in the Due Diligence Session;

(v) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based solely upon the activities or the alleged activities of the Underwriters or their banking or Selling Firms, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Flow-Through Shares or any other securities of the Corporation; or

(vi) any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

except to the extent that such Proceedings or Liabilities resulted from the Indemnified Party acquiring or holding the Flow-Through Shares as principal, and provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted solely from the negligence, fraud or willful misconduct of the Indemnified Party claiming indemnity, this indemnity shall not apply.

(b) The Indemnitor hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Indemnitor by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in such document; or (ii) any failure by the Underwriters to provide to prospective purchasers of Flow-Through Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Underwriters to forward to such prospective purchasers provided that the Corporation shall have complied with section 6 hereof.

(c) If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Corporation, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is satisfactory to the Indemnified Party, acting reasonably, to represent the Indemnified Party in such Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

(d) In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(i) the Indemnified Party has been advised in writing by counsel that there may be a reasonable legal defence available to the Indemnified Party that is different from or in

addition to those available to the Corporation or that a conflict of interest exists which makes representation by counsel chosen by the Corporation not advisable;

(ii) the Indemnitor has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within ten (10) days after receiving notice thereof; or

(iii) employment of such other counsel has been authorized by the Corporation;

in which event the fees and disbursements of such counsel (on a solicitor and his client basis) shall be paid by the Corporation. It being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm in each jurisdiction for all such Indemnified Parties.

(e) No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Indemnitor, such consent not to be unreasonably withheld, and the Indemnitor shall not be liable for any settlement of any Proceeding made without its consent, such consent not to be unreasonably withheld.

(f) If any Proceedings shall be instituted against or involving any Indemnified Party or the Corporation in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the Flow-Through Shares or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation or any director or officer of the Corporation or in any matter related to the foregoing or to the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Flow-Through Shares and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, any such Indemnified Party may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(g) The rights and remedies of the Indemnified Party set forth in sections 8 and 9 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(h) It is the intention of the Corporation to constitute each of the Underwriters as trustee for the Indemnified Parties for the purposes of Sections 8 and 9 hereof and the Underwriters, or any of them, shall be entitled, as trustee, to enforce such covenants on behalf of any other Indemnified Parties.

(i) The Indemnitor waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

**9. Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by

a court to be unavailable from the Indemnitor on grounds of policy or otherwise, the Indemnitor and the party or parties seeking indemnification shall contribute to the aggregate Liabilities (or Proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnitor on the one hand, and by the Underwriters on the other hand, from the offering of the Flow-Through Shares; or

(b) if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnitor, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnitor, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnitor (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnitor, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnitor or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Party as a result of any Proceedings or Liabilities shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Indemnitor and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Parties may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount of the fees actually received by the Underwriters under section 2 hereof.

The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this agreement are completed and shall survive the completion of the transactions contemplated under this agreement and the termination of this agreement.

**10. Expenses**

(a) Whether or not the transactions contemplated herein shall be completed, subject to paragraph 10(c), all costs and expenses (including applicable GST) of or incidental to the transactions contemplated hereby, including those relating to the distribution of the Flow-Through Shares shall, be borne by the Corporation, including (i) all costs and expenses of or incidental to the preparation, filing and reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, (ii) the fees and expenses of the Corporation's counsel, (iii) the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, (iv) the fees and expenses of the Corporation's transfer agent, auditors, engineers and other outside consultants, (v) all stock exchange listing fees, (vi) the cost of preparing record books for all of the parties to this

Agreement and their respective counsel, (vii) the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, (viii) the reasonable fees and expenses of the Underwriters' counsel, in total to a maximum of $30,000 plus reasonable disbursements (initially estimated to be $2,500) and GST, (ix) the fees and expenses related to any newspaper advertisements, and (x) all reasonable out-of-pocket expenses incurred by the Underwriters in connection with the offering and sale of the Flow-Through Shares to a maximum of $10,000 (exclusive of GST).

(b) If the purchase and sale of the Flow-Through Shares is not completed in accordance with the terms hereof by reason of a breach by or default of the Underwriters, the Underwriters shall be responsible for all fees, disbursements and expenses of the Underwriters set forth in paragraph 10(a).

(c) The Corporation shall pay to GMP Securities Ltd., on behalf of the Underwriters, an amount equal to the fees and expenses of Underwriters' counsel payable pursuant to section 10(a)(viii) plus $10,000 payable in respect of expenses pursuant to section 10(a)(x) on the Closing Date.

## 11. Termination

(a) In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate its obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Flow-Through Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, or by any other competent authority, or there is any change of law or the interpretation or administration thereof, if, in the sole opinion of the Underwriters, or any of them, acting reasonably, the announcement or commencement thereof or change, as the case may be, materially adversely affects the Corporation (taken as a whole) or the trading or distribution of the Common Shares or the Flow-Through Shares;

(iii) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in subsection 6(a) or any development that could result in a material change or change of a material fact in which, in the sole opinion of the Underwriters, or any of them, as determined by the Underwriters, or any of them, in their or its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation (taken as a whole) or the market price or value or the marketability of the Flow-Through Shares;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, such that it would not be practical (in the sole opinion of the Underwriters, or any one of them, acting reasonably) to market the Flow-Through Shares;

(v) the state of the financial markets is such that the Flow-Through Shares cannot, in the opinion of the Underwriters (or any one of them), be successfully or profitably marketed;

(vi) the Underwriters, or any of them, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this agreement; or

(vii) the Underwriters, or any of them, shall become aware, as a result of its due diligence review or otherwise, of any adverse material change with respect to the Corporation, taken as a whole (in the sole opinion of the Underwriters, or any of them, acting reasonably) which had not been publicly disclosed or disclosed to the Underwriters prior to the date hereof;

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or sections 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Flow-Through Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or sections 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under sections 8, 9, 10 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

**12. Closing Documents**

The obligations of the Underwriters hereunder to purchase the Flow-Through Shares at the Closing Time shall be conditional upon the Underwriter receiving, on the Closing Date:

(a) favourable legal opinions of the Corporation's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Flow-Through Shares, the Corporation and the transactions contemplated hereby, including, without limitation, substantially to the effect that:

(i) each of the Corporation and each of the Material Subsidiaries has been duly incorporated, amalgamated or formed, as the case may be, is valid and subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is duly registered or qualified to carry on business in all jurisdictions in which it carries on business or owns any material assets;

(ii) the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to normal qualifications including those relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(iii) the execution and delivery of this agreement and the fulfilment of the terms hereof by the Corporation, and the performance of and compliance with the terms of this agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws of the Province of Alberta or the laws of Canada applicable therein; (ii) any term or provision of the articles, by-laws or, of which counsel is aware, resolutions of the directors (or any committee thereof) or shareholders of the Corporation, or (iii) of which counsel is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation is bound on the Closing Date or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or its properties or assets;

(iv) the form of the definitive certificate representing the Common Shares has been approved and adopted by the Corporation and complies with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(v) the Flow-Through Shares have been validly issued as fully paid and non-assessable Common Shares;

(vi) the attributes of the Flow-Through Shares conform in all material respects with the description thereof contained in the Prospectuses;

(vii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Flow-Through Shares for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(viii) the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(ix) the Flow-Through Shares are conditionally listed and, upon notification to the TSX of the issuance and sale thereof, will be posted for trading on the TSX, subject to any applicable filing requirements;

(x) the authorized and issued capital of the Corporation is as described in paragraph 7(b)(xiv) of this agreement; and

(xi) Valiant Trust Company, at its principal office in Calgary has been duly appointed the transfer agent and registrar for the Common Shares;

(xii) except as a result of any agreement, obligation or undertaking to which the Corporation or, to the best knowledge of the Corporation, a "specified party" (as defined in Regulation 6202.1(5) of the Tax Act), is not a party, upon issuance pursuant to the provisions of the Flow-Through Share Subscription Agreements, the Flow-Through Shares are "flow-through shares" as defined in subsection 66(15) of the Tax Act and will not constitute "prescribed shares" for purposes of Regulation 6202.1 of the Regulations of such Act;

(xiii) subject to the qualifications and assumptions set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" fairly describe the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who acquires Flow-Through Shares and who, for the purposes of the Tax Act is a resident or is deemed to be a resident of Canada, holds such Flow-Through Shares as capital property, deals at arm's length and is not affiliated with the Corporation;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Flow-Through Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation and the transfer agent as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation and including the issuance of the Flow-Through Shares;

(b) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer and Chief Financial Officer, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this agreement are true and correct at the Closing Time, as if made at such time;

(iii) the Due Diligence Session Responses, subject to the qualifications and provisos set forth in such Due Diligence Session Responses, are true and correct in all material respects as at the Closing Time, as if made at such time;

(iv) no event of a nature referred to in Section 11(a) has occurred or, to the knowledge of such officers is pending, contemplated or threatened; and

(v) the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this agreement, the offering and sale of the Flow-Through Shares and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date);

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of the Corporation's auditors, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection 4(c) up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Flow-Through Shares have been conditionally approved by the TSX for listing on the TSX, subject to filing documentation which the Corporation will be in a position to complete immediately following the Closing Time;

(e) copies of all Flow-Through Share Subscription Agreements duly and validly signed and delivered by the Corporation; and

(f) such other certificates and documents as the Underwriters may request, acting reasonably.

**13. Deliveries**

(a) The sale of the Flow-Through Shares shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in section 12 and the provisions hereof, the Underwriters, on the Closing Date, shall pay to the Corporation the purchase price for the Flow-Through Shares against delivery by the Corporation of:

(i) the opinions, certificates and documents referred to in section 12;

(ii) definitive certificates representing, in the aggregate, all of the Flow-Through Shares registered in such name or names as GMP Securities Ltd. on behalf of the Underwriters shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to GMP Securities Ltd. representing the Underwriting Fee provided for in section 2, and the fees and expenses referred to section 10 hereof.

**14. Restrictions on Offerings**

The Corporation agrees that, from the date hereof and ending on the date that is 90 days following the Closing Date, it will not offer, or announce the offering of, or make or announce any agreement to issue, sell, or exchange Common Shares, including Common Shares issued on a "flow-through" basis, special warrants or any other securities convertible or exchangeable into Common Shares without the prior consent of GMP Securities Ltd., not to be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may, without such consent, issue Common Shares on exercise of existing instruments and obligations outstanding on date hereof and as represented herein, grant options to directors, officers, consultants or employees of the Corporation and issue Common Shares on exercise thereof subject to board approved option incentive programs.

**15. Notices**

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Connacher Oil and Gas Limited
2600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

| | |
|---|---|
| Attention: | Mr. Richard A. Gusella<br>President and Chief Executive Officer |
| Fax No.: | (403) 538-6225 |

and a copy to:

Macleod Dixon LLP
3700 Canterra Tower
400 Third Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: Jennifer K. Kennedy
Fax No.: (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

GMP Securities Ltd.
1600, 500-4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Attention: Matt Sobolewski
Fax No.: (403) 543-3589

TD Securities Inc.
8th Fl., 324 - 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Attention: Kasey Fukada
Fax No.: (403) 292-2776

Jennings Capital Inc.
2600, 520 - 5 Avenue S.W.
Calgary, Alberta
T2P 3R7

Attention: Martin McGoldrick
Fax No.: (403) 299-9850

Raymond James Ltd.
2500, 707 - 8th Avenue S.W.
Calgary, Alberta
T2P 1H5

Attention: Edward J. Bereznicki
Fax No.: (403) 509-0535

Octagon Capital Corporation
1400, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: W. Scott McGregor
Fax No.: (403) 262-7549

Bolder Investment Partners
305, 407 – $8^{th}$ Avenue S.W.
Calgary, Alberta
T2P 1E5

Attention: Stephen J. Mullie
Fax No.: (403) 770-0720

Salman Partners Inc.
3490, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Attention: Terrance K. Salman
Fax No.: (604) 685-2453

Dominick & Dominick Securities Inc.
1714, 151 York Street
Toronto, Ontario
M5H 3S5

Attention: Paul Morgante
Fax No.: (416) 369-4200

and a copy to:

Burnet, Duckworth & Palmer LLP
1400 First Canadian Centre
350 - 7 Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Chris von Vegesack
Fax No.: (403) 260-0330

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

**16. Conditions**

All terms, covenants and conditions of this agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Flow-Through Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their

rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

**17. Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Flow-Through Shares, the termination of this agreement and the distribution of the Flow-Through Shares pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

**18. Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Flow-Through Shares set forth opposite their names set forth in this section 18;

(b) if at the Closing Time any one or more of the Underwriters (the "Refusing Underwriters") shall fail or refuse to purchase its respective percentage set forth below of the aggregate number of the Flow-Through Shares and the number of such Flow-Through Shares which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase is not more than 4% of the aggregate number of Flow-Through Shares to be purchased on such date, the non-defaulting Underwriters (the "Continuing Underwriters") shall be obligated severally, in proportion to the respective percentage set forth below opposite the names of all such Continuing Underwriters, to purchase the Flow-Through Shares which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase at such time;

(c) if any one or more of the Underwriters shall not purchase its applicable percentage of the Flow-Through Shares at the Closing Time and the number of such securities which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase is more than 4% of the aggregate number of Flow-Through Shares to be purchased at such time, then the Continuing Underwriters shall have the right, but shall not be obligated, to purchase, on a pro rata basis or on such other proportions as they may agree, all, but not less than all, of the Flow-Through Shares, which would otherwise have been purchased by such Refusing Underwriters. Nothing in this section 18 however shall relieve any Refusing Underwriter who is in default hereunder from liability to the Corporation; and

(d) if the Continuing Underwriters shall not elect to purchase the Refusing Underwriters' Shares:

   (i) the Continuing Underwriters shall not be obliged to purchase any of the Flow-Through Shares and shall be relieved of all obligations to the Corporation (other than under Section 9, if applicable);

   (ii) the Corporation shall not be obliged to sell less than all of the Flow-Through Shares; and

   (iii) the Corporation shall be entitled to terminate its obligations under this agreement in which event there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 8, 9 or 10 herein.

The applicable percentage of the total number of Flow-Through Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

| | |
|---|---|
| GMP Securities Ltd. | 50% |
| TD Securities Inc. | 15% |
| Jennings Capital Inc. | 7% |
| Raymond James Ltd. | 7% |
| Bolder Investment Partners | 6% |
| Octagon Capital Corporation | 6% |
| Salman Partners Inc. | 5% |
| Dominick & Dominick Securities Inc. | 4% |
| TOTAL: | 100% |

Nothing in this agreement shall obligate the Corporation to sell the Underwriters less than all of the Flow-Through Shares or shall relieve any Underwriter in default from liability to the Corporation or impose any liability on any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder.

**19. Authority to Bind Underwriters**

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by GMP Securities Ltd., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18.

**20. Underwriters' Covenants**

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a) conduct activities in connection with the proposed offer and sale of the Flow-Through Shares in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Firm established in connection with the distribution of the Flow-Through Shares;

(b) not solicit subscriptions for the Flow-Through Shares, trade in Flow-Through Shares or otherwise do any act in furtherance of a trade of Flow-Through Shares outside of the Qualifying Provinces or in such other jurisdictions outside of Canada except as approved by the Corporation provided that such sales are made in accordance with the applicable securities laws of such jurisdictions;

(c) not make use of any "**green sheet**" in respect of the Flow-Through Shares or other marketing materials without the approval of such materials by the Corporation and shall comply with Applicable Securities Laws with respect to the use of "**green sheets**" and other marketing material during the waiting period under Applicable Securities Laws of the Qualifying Provinces including the filing of such "**green sheets**"; and

(d) as soon as reasonably practicable after the Closing Date provide the Corporation with a break down of the number of Flow-Through Shares sold in each of the Qualifying Provinces and, upon completion of the distribution of the Flow-Through Shares, provide to the Corporation notice to that effect, if required by Applicable Securities Laws.

The Underwriters agree that management of the Corporation will be allocated $2,000,000 of Flow-Through Shares to satisfy subscriptions by officers, directors, employees and associates of the Corporation and the Corporation covenants and agrees to use its best efforts to cause, the subscription by officers, directors, employees and associates of the Corporation for an aggregate $2,000,000 of Flow-Through Shares at least two Business Days prior to the Closing Date.

**21. Severance**

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

**22. Relationship Between the Corporation and the Underwriters**

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledges and agree that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

**23. Stabilization**

In connection with the distribution of the Flow-Through Shares, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

**24. Governing Law**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

**25. Time of the Essence**

Time shall be of the essence of this agreement.

**26. Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

**27. Further Assurances**

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

**28. Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation, including the letter agreement dated November 14, 2005.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to GMP Securities Ltd.

**GMP SECURITIES LTD.**

By: *(signed) "Matthew Sobolewski"*
Matthew Sobolewski

**TD SECURITIES INC.**

By: *(signed) "Kasey Fukada"*
Kasey Fukada

**JENNINGS CAPITAL INC.**

By: *(signed) "Martin McGoldrick"*
Martin McGoldrick

**RAYMOND JAMES LTD.**

By: *(signed) "Edward J. Bereznicki"*
Edward J. Bereznicki

**BOLDER INVESTMENT PARTNERS LTD.**

By: *(signed) "Stephen J. Mullie"*
Stephen J. Mullie

**OCTAGON CAPITAL CORPORATION**

By: *(signed) "W. Scott McGregor"*
W. Scott McGregor

**SALMAN PARTNERS INC.**

By: *(signed) "Terrance K. Salman"*
Terrance K. Salman

**DOMINICK & DOMINICK SECURITIES INC.**

By: *(signed) "Paul Morgante"*
Paul Morgante

ACCEPTED AND AGREED to as of the 17th day of November, 2005.

**CONNACHER OIL AND GAS LIMITED**

By: *(signed) "Richard A. Gusella"*
Richard A. Gusella
President and Chief Executive Officer

## SCHEDULE A
## FORM OF SUBSCRIPTION AND RENUNCIATION AGREEMENT

TO: Connacher Oil and Gas Limited
2600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

1. ______________________________ as the duly authorized agent (the "Agent") for those persons listed on Schedule "A" attached hereto (the "Subscribers") and in the respective numbers set out therein, hereby irrevocably subscribes for _________________ common shares in the capital of the Corporation issued on a "flow-through basis" ("Flow-Through Shares") at a price of $3.00 per Flow-Through Share for an aggregate subscription price of $_____________, upon the terms and conditions set forth in this agreement (the "Subscription Agreement") constituted by the acceptance hereof and as described in the final short-form prospectus (the "Prospectus") of the Corporation dated November 29, 2005.

The Agent represents and warrants to the Corporation that it has been authorized to enter into this Subscription Agreement on behalf of the Subscribers and to make the representations, warranties and statements contained herein on their behalf. The Subscribers have received a copy of the Prospectus and have tendered payment of their respective subscription price to the Agent in order that it may deliver a certified cheque or bank draft payable to the Corporation in respect thereof.

2. In this Subscription Agreement:

(a) "**CEDOE**" means Canadian Exploration and Development Overhead Expenses as prescribed under the Tax Act;

(b) "**Canadian Exploration Expense(s)**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act, or would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.1) was a reference to paragraphs (a) or (d), excluding amounts which are prescribed to constitute CEDOE under the Tax Act and the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act and any expenditures described in paragraph 66(12.6)(b.1) of the Tax Act;

(c) "**Commitment Amount**" means the amount equal to $3.00 multiplied by the number of Flow-Through Shares subscribed and paid for pursuant to the Flow-Through Share Subscription Agreements;

(d) "**Expenditure Period**" means the period commencing on the date of acceptance of the Flow-Through Share Subscription Agreements and ending on December 31, 2006;

(e) "**Principal Business Corporation**" means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

(f) "**Qualifying Expenditures**" means expenses that are CEE at the date they are incurred; and

(g) "**Tax Act**" means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time.

3. All capitalized terms used herein and not otherwise defined herein have the same meanings herein as are ascribed thereto in the Prospectus.

4. Each Subscriber represents, warrants, covenants, certifies, acknowledges and declares to the Corporation and the Agent (and acknowledges that the Corporation and the Agent are relying thereon) that:

(a) this Subscription Agreement is subject to acceptance by the Corporation and is effective only upon such acceptance;

(b) the Subscriber has received and reviewed a copy of the Prospectus;

(c) except as provided herein or as otherwise set out in the Prospectus, the Subscriber waives any right it may have to any potential incentive grants, credits or similar or like payments or benefits which accrue as a result of the operations relating to Qualifying Expenditures and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation;

(d) neither the Subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act;

(e) the Subscriber, if an individual, is of the full age of majority and is otherwise legally competent to enter into this Subscription Agreement;

(f) the Subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2007 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act;

(g) the liability of the Corporation to renounce Qualifying Expenditures is limited to the extent specifically stated in the Prospectus and in this Subscription Agreement; and

(h) neither the Subscriber nor the beneficial purchaser, as the case may be, has or will knowingly enter into any agreement or arrangement to which the Corporation is not a party which will cause the Flow-Through Shares to be or become "prescribed shares" for the purposes of the Tax Act.

5. The Corporation hereby represents and warrants to and for the benefit of the Subscribers and the Agent (and acknowledges that the Subscribers and the Agent are relying thereon) that:

(a) the Corporation has been duly incorporated and organized, and is a valid and subsisting corporation, under the laws of the Province of Alberta, and is qualified to carry on business in the Province of Alberta and in each other jurisdiction, if any, wherein the carrying out of the activities contemplated hereby makes such qualification necessary;

(b) the Corporation has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Flow-Through Shares to the Subscribers and to incur and renounce to the Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount;

(c) the Corporation is, and at all material times will be, a Principal Business Corporation;

(d) except as a result of any agreement, obligation or undertaking to which the Corporation or, to the best knowledge of the Corporation, a "specified person" (as defined in Regulation 6202.1(5) of the Tax Act) is not a party, upon issuance pursuant to the provisions of the Flow-Through Share Subscription Agreements, the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and such Flow-Through Shares will not constitute "prescribed shares" for the purpose of Regulation 6202.1 included in the Regulations to the Tax Act;

(e) this Subscription Agreement constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms subject to the general qualification that:

(i) the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(ii) the enforceability may be limited by general principles of equity, including the limitation that the grant of equitable remedies, including specific performance and injunctive relief, is available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity and contribution hereunder may be limited under applicable law; and

(f) the execution and delivery of, and the performance of the terms of this Subscription Agreement by the Corporation, including the issuance of the Flow-Through Shares, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers pursuant hereto does not and will not constitute a breach of or constitute a default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound.

6. The Corporation covenants and agrees with each of the Subscribers:

(a) to keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the Commitment Amount and the Qualifying Expenditures and to make such books, records and accounts available for inspection at the principal offices of the Corporation by the Subscribers for Flow-Through Shares during regular business hours;

(b) to file with the appropriate tax authorities, the form prescribed by subsection 66(12.68) of the Tax Act together with a copy of this Subscription Agreement and the Prospectus within the time period prescribed by law;

(c) to file with the appropriate tax authorities, the form prescribed by subsection 66(12.7) of the Tax Act on or before the last day of the first month following each month in which any renunciation is made pursuant to the terms of this Subscription Agreement;

(d) to incur, during the Expenditure Period, Qualifying Expenditures in such amount as enables the Corporation to renounce to each of the Subscribers in accordance with the Tax Act and this Subscription Agreement, Qualifying Expenditures in an amount equal to the Commitment Amount of each such Subscriber;

(e) to renounce to each of the Subscribers, effective on or before December 31, 2005, Qualifying Expenditures incurred during the Expenditure Period as required under the Tax Act in an amount equal to the Commitment Amount of each such Subscriber;

(f) to deliver to each Subscriber at the Subscriber's address set forth in Schedule "A" attached hereto, not later than March 15, 2006, a statement setting forth the aggregate amounts of Qualifying Expenditures renounced to such Subscriber pursuant hereto;

(g) that the Corporation will not reduce the amount renounced to the Subscribers for the Flow-Through Shares pursuant to subsection 66(12.6) of the Tax Act and, in the event the Minister of National Revenue reduces the amount renounced to such Subscribers pursuant to subsection 66(12.73) of the Tax Act, the Corporation shall indemnify such Subscribers as to, and forthwith pay on a timely basis once the amount is definitively determined, in settlement thereof to such Subscribers, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by such Subscribers as a consequence of such reduction;

(h) if the Corporation does not renounce to any Subscriber for the Flow-Through Shares Qualifying Expenditures equal to the Subscriber's Commitment Amount effective on or before December 31, 2005, the Corporation shall indemnify such Subscriber as to, and pay in settlement thereof to such Subscriber, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by such Subscriber as a consequence of such failure, such payment to be made on a timely basis once the amount is definitively determined;

(i) that the Corporation will maintain its status as a Principal Business Corporation throughout the Expenditure Period;

(j) to file all forms required under the Tax Act to effectively renounce Qualifying Expenditures in accordance with the provisions of this Subscription Agreement and the Prospectus and, if requested, to promptly provide the Subscribers with a copy of all such forms;

(k) that all Qualifying Expenditures renounced to the Subscribers pursuant to this Subscription Agreement will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Subscribers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act;

(l) that the Corporation will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Subscribers in an amount equal to the Commitment Amount; and

(m) that the Corporation will refrain from entering into any agreements or transactions, or taking deductions which would otherwise reduce its cumulative CEE to an extent, that would preclude the renunciation of Qualifying Expenditures hereunder in an amount equal to the Commitment Amount as contemplated herein.

7. Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Corporation.

8. The contract arising out of this Subscription Agreement and all documents relating thereto, which by common accord has been and will be drafted in English, will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

9. Time is of the essence hereof.

10. The covenants, representations and warranties contained in this Subscription Agreement will be true and correct as of closing and will survive the closing of the offering of securities under the Prospectus.

11. The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable laws.

12. This Subscription Agreement is binding on and will enure to the benefit of the Subscribers and the Corporation and their respective heirs, executors, administrators, successors and assigns.

DATED this______ day of December, 2005.

__________________________ as duly authorized agent for those Subscribers whose names are set out on Schedule "A" attached hereto.

Per: ____________________________

THIS SUBSCRIPTION AND RENUNCIATION AGREEMENT IS ACCEPTED AND AGREED TO BY THE CORPORATION this _________day of December, 2005.

**CONNACHER OIL AND GAS LIMITED**

Per: ______________________________

**CONNACHER OIL AND GAS LIMITED**

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December 12, 2005

Luke Energy Ltd.
1200, 520 - 5th Avenue S.W.
Calgary, Alberta
T2P 3R7

**Attention:** Harold V. Pedersen
**President and Chief Executive Officer**

Gentlemen:

**Re: Proposed Business Combination**

This letter sets forth the agreement between Connacher Oil and Gas Limited ("**Connacher**") and Luke Energy Ltd. ("**Luke**") with respect to the proposed acquisition by Connacher, directly or indirectly, of all of the issued and outstanding common shares of Luke (the "**Transaction**").

## 1. Structure of the Transaction and Exchange Ratio

Subject to the terms and conditions set forth below, the Transaction will be carried out pursuant to a plan of arrangement (the "**Arrangement**") under the *Canada Business Corporations Act* (the "**CBCA**") involving the amalgamation of a subsidiary of Connacher ("**Acquisitionco**") and Luke; provided, however, that in the event that the parties reasonably determine on or before January 20, 2005, after consultation with their respective legal, tax and financial advisors, that it would be advisable to complete the Transaction by means other than a plan of arrangement under the CBCA (such other means referred to herein as a "**Non-Statutory Business Combination**"), the Transaction shall be carried out as so determined. The parties to the arrangement agreement pursuant to which the Arrangement will be carried out will include Connacher, Luke and, if applicable, Acquisitionco and any and all obligations of Acquisitionco to the extent that it is party to the Arrangement, will be guaranteed by Connacher.

Pursuant to the Transaction holders of common shares ("**Luke Shares**") of Luke will receive for each Luke Share $2.31 in cash and 0.75 of a common share ("**Connacher Share**") of Connacher.

## 2. Definitive Agreement

Connacher and Luke, acting reasonably and in good faith, shall negotiate and enter into a definitive agreement ("**Definitive Agreement**") on or before February 10, 2006 (the "**Agreement Date**") to implement the Transaction to provide for the acquisition of Luke by Connacher and the issue and distribution of Connacher Shares and the payment of cash to the holders of Luke Shares ("**Luke Shareholders**"). Connacher and Luke will work together to achieve mutually agreeable structuring of the Transaction before the execution of the Definitive Agreement, having regard to relevant securities, corporate laws and regulatory, stock exchange, tax and economic considerations. It is intended that the Transaction be structured in the most tax efficient basis possible, having regarding to the interests of Connacher and the Luke Shareholders. It is also intended that, assuming the Transaction is carried out by way of Arrangement, the Transaction

will be structured to qualify for the exemption from registration provided by Section 3(a)(10) of the *U.S. Securities Act of 1933,* as amended.

The Definitive Agreement shall contain, in addition to the representations, warranties, covenants, conditions and other terms specified herein, customary representations and warranties by each of Connacher and Luke in favour of the other, and such other customary terms, covenants and conditions as would be normal for a transaction of this nature.

If the parties fail to execute the Definitive Agreement on or before the Agreement Date, each of Connacher and Luke shall, subject to applicable law, be entitled, but not obligated, to proceed and require the other party to this agreement to proceed with the Transaction pursuant to the terms and conditions of this agreement.

## 3. Directors, Officers and Employees

Luke shall arrange for the termination or resignation of, and use its best efforts to obtain releases in a form acceptable to Connacher, acting reasonably, from those directors, executives and employees as may be determined by Connacher prior to the completion of the Transaction, without payment or accrual for payment of any severance costs except as set forth in the Disclosure Letter (defined below) or as may be agreed upon by Connacher. Connacher agrees that prior to the completion of the Transaction it will interview such employees and consultants with a view to determining which individuals it wishes to extend an offer of continued employment or provision of services. It is understood and agreed that the entire severance amounts set out in the Disclosure Letter shall be paid by Luke prior to the Effective Date and held in escrow and released to the persons entitled thereto on the Effective Date including to those persons who may be or are offered employment with Connacher.

Connacher acknowledges that the Transaction will result in a "change of control" for purposes of Luke's Share Option Plan and executive and employee (if applicable) "change of control" agreements and that all awards pursuant to Luke's Share Option Plan will be accelerated thereunder. The parties agree that as a condition to the completion of the Transaction, upon approval of the Transaction by the Luke Shareholders and prior to the date of closing of the Transaction (the "**Effective Date**"), all outstanding entitlements under Luke's Share Option Plan shall be exercised, terminated or surrendered such that no options to purchase Luke Shares remain outstanding as at the Effective Date. Connacher acknowledges that pursuant to the Luke Share Option Plan, the optionee may exercise options pursuant to the Share Option Plan or, as the sole alternative thereto, elect to receive the payment of Luke Shares in consideration for the disposition by the respective optionee of the right to receive Luke Shares pursuant to such options and the termination thereof, based upon the difference between (i) the weighted average price per share for the Luke Shares for the five consecutive trading days ending on the last trading day preceding the date of exercise on the Toronto Stock Exchange, and (ii) the exercise price of the option. Luke covenants and agrees that it shall use its reasonable commercial efforts to cause all Luke Shares issued upon the exercise of options to be voted in favour, or tendered in respect, of the Transaction.

The accompanying disclosure letter dated the date hereof and executed by the parties (the "**Disclosure Letter**") sets forth, *inter alia*:

- all obligations of Luke pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Luke incentive plan, arising out of or in connection with the Transaction (collectively, the "**Luke Change of Control Payments**"); and

- all 2006 salary adjustments for Luke employees, which adjustments shall be effective as of January 1, 2006.

The Luke Change of Control Payments shall be paid by Luke immediately prior to the Effective Date and held in escrow and released to the persons entitled thereto on the Effective Date.

4. **Expenditures**

Expenditures which become payable after the date hereof and other planned capital expenditures shall not as at December 31, 2005, in the aggregate, result in Luke's Debt (as defined below) exceeding $6 million as at such date. From January 1, 2006 and other than expenditures as set forth in the Disclosure Letter, which are hereby approved by Connacher (with the exception of $5.9 million of expenditures which are conditional upon the outcome of the drilling of the first two wells indicated therein), Luke shall not incur any expenditures in excess of $100,000 in aggregate, without the prior written consent of Connacher (other than in emergency situations).

Luke has retained GMP Securities L.P. as its financial adviser in connection with certain matters including the Transaction contemplated hereby and to provide a fairness opinion in respect of the Transaction. The fees payable to such financial advisor are set forth in the letter dated July 7, 2005 between Luke Energy Ltd. and GMP Securities Ltd., which agreement has been disclosed to Connacher. Luke has also retained the services of Burnet, Duckworth & Palmer LLP as its legal advisor in connection with the Transaction. The fees, disbursements and applicable GST payable to such legal advisor are as set forth in the retainer letter between Burnet, Duckworth & Palmer LLP and Luke dated December 9, 2005, which agreement has been disclosed to Connacher.

5. **Securityholder Approvals**

Connacher and Luke will cooperatively prepare an information circular – proxy statement ("**Information Circular**") to be mailed to the holders of Luke Shares for the purpose of calling and holding a Luke shareholder meeting to consider the Transaction and related matters. Each of the parties shall provide the other with all information with respect to itself as may be required for inclusion in the Information Circular and shall indemnify the other for any misrepresentation contained in such information. The Information Circular shall be prepared by counsel to Connacher for review and comment by Luke, its counsel and auditors.

6. **Cooperation**

Each of Connacher and Luke covenants and agrees to do all acts and things and take all steps required to complete the Transaction. Without limiting the generality of the foregoing, each of Connacher and Luke covenants and agrees to use its commercially reasonable efforts within its power to cause to be fulfilled the conditions precedent to the other party's obligations to complete the Transaction and to not take any action that would cause such conditions not to be fulfilled. Further, and without restricting the generality of the foregoing, each party shall reasonably cooperate with the other party and its tax advisors in structuring the Transaction in a tax effective manner, and assist the other party and its tax advisors in making such investigations and inquiries with respect to such party in that regard, as the other party and its tax advisors shall consider necessary, acting reasonably.

Connacher and Luke shall use their reasonable commercial efforts to cause the Effective Date to occur on or before March 31, 2006 (the "**Outside Date**") and to cause the mailing of the Information Circular to the Luke Shareholders to occur as soon as reasonably practicable following the execution of the Definitive Agreement and in any event by February 15, 2006 (the "**Mailing Date**").

7. **Board Authorizations**

(a) The board of directors of Luke (the "**Luke Board**") has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Transaction is in the best interests of Luke and the Luke Shareholders, and has, based on the verbal opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Luke Shareholders and has resolved unanimously to recommend approval of the Transaction by Luke Shareholders.

(b) The board of directors of Connacher (the "**Connacher Board**") has unanimously endorsed the Transaction and approved this agreement and will, as the sole shareholder of Acquisitionco, cause Acquisitionco to take all steps as are reasonably necessary to complete the Transaction.

8. **Connacher Conditions**

Connacher's obligation to proceed with the Transaction is subject to the following conditions:

(a) **Representations and Warranties**: The representations and warranties made by Luke in this agreement, the Definitive Agreement and the Disclosure Letter shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this agreement or the Definitive Agreement), and Luke shall have provided to Connacher a certificate of two senior officers certifying such accuracy on the Effective Date.

(b) **Covenants**: Luke shall have complied in all material respects with its covenants herein and Luke shall have provided to Connacher a certificate of two senior officers certifying compliance with such covenants.

(c) **No Material Adverse Change**: No material adverse change shall occur in the affairs, operations or business of Luke from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Luke shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Luke for the fiscal year ending December 31, 2004 or in the unaudited financial statements of Luke for the fiscal period ending September 30, 2005 (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this agreement or the Definitive Agreement, or consented to by Connacher).

(d) **No Actions**: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission (a "**Governmental** Authority") by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Connacher, acting reasonably, in either case has had or, if the Transaction was consummated, would result in a material adverse change within the meaning of paragraphs 8(c) and 9(c), respectively, in the affairs, operations or business of Luke or

Connacher or would have a material adverse effect on the ability of the parties to complete the Transaction.

(e) **No Material Breach**: Luke shall not be in material breach of its obligations under this agreement.

(f) **Mailing Date**: The Mailing Date shall occur not later than February 15, 2006.

(g) **Financing**: Execution of the Definitive Agreement shall be subject to financing on terms and conditions satisfactory to Connacher, in its sole opinion.

(h) **Support Agreements**: Prior to 4:30 pm (Calgary time) on December 16, 2005, directors, officers, employees and shareholders representing not less than 15 percent of the issued and outstanding Luke Shares on a diluted basis shall have entered into support agreements with Connacher pursuant to which such parties will agree to vote or tender their Luke Shares in support of the Transaction. In addition, Luke shall use its reasonable commercial efforts to secure support agreements for up to a further 18 ⅓ percent support from other shareholders prior to mailing of the Information Circular.

(i) **Approvals**: Connacher and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Transaction by or from relevant third parties, on terms and conditions satisfactory to Connacher, acting reasonably, including without limitation:

(i) the approval of the Luke Shareholders required for the Transaction pursuant to the CBCA or as required by the Court of Queen's Bench of Alberta (the "**Court**") and other matters relating to the Transaction including the reconstitution of the board of directors of Luke;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada), the *Investment Canada Act* (Canada) and those of the Toronto Stock Exchange (in respect of the additional listing of the Connacher Shares) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(iii) the approval of the Court; and

(iv) the approval or consent of Luke's and Connacher's bankers and creditors, as required,

(collectively, the "**Third Party Approvals**").

(j) **Dissents:** If dissent rights are granted to Luke Shareholders by the Court in connection with the Transaction, holders of not more than 5% of the issued and outstanding Luke Shares, in the aggregate, shall have exercised rights of dissent in relation to the Transaction;

(k) **Debt:** At December 31, 2005, Luke's Debt shall not exceed $6 million, without the prior written approval of Connacher. "**Luke's Debt**" means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding capital lease obligations for compressors and office lease obligations, the terms of which are set forth in the Disclosure Letter.

(l) **Closing**: The Effective Date shall have occurred not later than the Outside Date.

Connacher may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Luke. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and Outside Date save and except for Sections 15 and 17 hereof which shall survive such termination and remain in full force and effect.

**9. Luke Conditions**

Luke's obligation to proceed with the Transaction is subject to the following conditions:

(a) **Representations and Warranties**: The representations and warranties made by or on behalf of Connacher in this agreement and the Definitive Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this agreement or the Definitive Agreement), and Connacher shall have provided to Luke a certificate of two senior officers certifying such accuracy on the Effective Date.

(b) **Covenants**: Connacher shall have complied in all material respects with its covenants herein and Connacher shall have provided to Luke a certificate of two senior officers certifying compliance with such covenants.

(c) **No Material Adverse Change**: No material adverse change shall occur in the affairs, operations or business of Connacher and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Connacher and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Connacher for the fiscal year ending December 31, 2004, or in the unaudited consolidated financial statements of Connacher for the fiscal period ending September 30, 2005 (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; (iii) arising as a result of any matter permitted by this agreement or the Definitive Agreement, or consented to by Luke or (iv) changes in the market value of the securities of Petrolifera which are beneficially owned by Connacher).

(d) **No Actions**: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Luke, acting reasonably, in either case has had or, if the Transaction was consummated, would result in a material adverse change within the meaning of paragraphs 8(c) and 9(c), respectively, in the affairs, operations or business of Luke or Connacher or would have a material adverse effect on the ability of the parties to complete the Transaction.

(e) **No Material Breach**: Connacher shall not be in material breach of its obligations under this agreement or under the terms of the Definitive Agreement.

(f) **Financing**: Execution of the Definitive Agreement shall be subject to evidence of financing by Connacher that is adequate and sufficient in the opinion of Luke, acting reasonably, to meet the cash payment obligations of Connacher pursuant to the Transaction.

(g) **Mailing Date**: The Mailing Date shall occur not later than February 15, 2006.

(h) **Approvals**: Connacher and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Transaction by or from relevant third parties on terms and conditions satisfactory to Luke, acting reasonably, including, without limitation, the Third Party Approvals.

(i) **Closing**: The Effective Date shall have occurred not later than the Outside Date.

Luke may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Connacher. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date, save and except for Sections 15 and 17 hereof which shall survive such termination and remain in full force and effect.

**10. Representations and Warranties**

Connacher represents and warrants to and in favour of Luke and acknowledges that Luke is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a) This agreement has been duly executed and delivered by Connacher and constitutes a legal, valid and binding obligation of Connacher enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(b) There are not more than 140 million Connacher Shares issued and outstanding plus not more than 8.4 million Connacher Shares issuable pursuant to rights granted under Connacher's stock option plan as of December 10, 2005. In addition, there are outstanding no more than 1.7 million warrants to purchase Connacher Shares, which would result in the issuance of up to a further 1.7 million Connacher Shares upon the due exercise thereof.

(c) The data and information in respect of Connacher and its assets, reserves, liabilities, business and operations provided by Connacher or its advisors to Luke or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Connacher has no knowledge of any material adverse change within the meaning of paragraph 9(c) (a "**Connacher Material Adverse Change**") to the oil and gas reserves of Connacher from that disclosed in such data and information.

(d) The information and statements set forth in the information filed by Connacher after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "**Connacher Public Record**") as at the date hereof, as relates to Connacher, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the

respective dates of such information or statements, and no material change has occurred in relation to Connacher which is not disclosed in the Connacher Public Record, and Connacher has not filed any confidential material change reports which continue to be confidential.

(e) Connacher's consolidated audited financial statements as at and for the fiscal year ended December 31, 2004 and Connacher's consolidated unaudited financial statements as at and for the nine months ended September 30, 2005 (collectively the "**Connacher Financial Statements**") were prepared in accordance with Canadian generally accepted accounting principles ("**GAAP**") (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Connacher's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly in accordance with GAAP present the consolidated financial position, results of operations and changes in financial position of Connacher as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Connacher on a consolidated basis. There has been no change in Connacher's accounting policies, except as described in the notes to the Connacher Financial Statements, since January 1, 2004.

(f) None of Connacher or its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Connacher Financial Statements (the "**Connacher Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Connacher Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Connacher Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this agreement.

(g) Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of Connacher or any of its subsidiaries (collectively the "**Connacher Parties**"), nor have any of the Connacher Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable laws or regulations applicable to the protection of the environment, hazardous substances or public and occupational health and safety (collectively, "**Environmental Laws**") any of which might reasonably be expected to cause a Connacher Material Adverse Change. All operations of the Connacher Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Connacher Material Adverse Change. None of the Connacher Parties is subject to or aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Connacher Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances which would reasonably be expected to cause a Connacher Material Adverse Change.

(h) There are no actions, suits or proceedings in existence or pending or, to the knowledge of Connacher, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Connacher Parties or affecting or that would reasonably be expected to affect any of their property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Connacher Parties which, if successful, would reasonably be expected to cause a Connacher Material Adverse Change, or would significantly impede the ability of the Connacher Parties to consummate the Transaction.

(i) To the knowledge of Connacher, Connacher has not withheld from Luke any material information or documents concerning Connacher or any of its subsidiaries or their respective assets or liabilities during the course of Luke's review of Connacher and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Luke by Connacher pursuant hereto contains or will contain an untrue statement of a material fact or omits to state a material fact which is necessary to make the statements herein or therein not misleading.

Luke represents and warrants to and in favour of Connacher and acknowledges that Connacher is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a) This agreement has been duly executed and delivered by Luke and constitutes a legal, valid and binding obligation of Luke enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(b) There are not more than 37.13 million Luke Shares outstanding plus not more than 3.56 million Luke Shares issuable pursuant to Luke's Share Option Plan, all of which will vest in connection with the Transaction. There are no other rights, options or warrants entitling the holders thereof to acquire any Luke Shares.

(c) The data and information in respect of Luke and its assets, reserves, liabilities, business and operations provided by Luke or its advisors to Connacher or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Luke has no knowledge of any material adverse change within the meaning of paragraph 8(c) (a "**Luke Material Adverse Change**") to the oil and gas reserves of Luke from that disclosed in such data and information.

(d) The information and statements set forth in the information filed by Luke after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "**Luke Public Record**") as at the date hereof, as relates to Luke, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Luke

which is not disclosed in the Luke Public Record, and Luke has not filed any confidential material change reports which continue to be confidential.

(e) Luke's audited financial statements as at and for the fiscal year ended December 31, 2004 and Luke's unaudited financial statements as at and for the nine months ended September 30, 2005 (collectively the "**Luke Financial Statements**") were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Luke's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly in accordance with GAAP present the consolidated financial position, results of operations and changes in financial position of Luke as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Luke. There has been no change in Luke's accounting policies, except as described in the notes to the Luke Financial Statements, since January 1, 2004.

(f) Luke has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Luke Financial Statements (the "**Luke Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Luke Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Luke Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this agreement.

(g) Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of Luke, nor has Luke been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws any of which might reasonably be expected to cause a Luke Material Adverse Change. All operations of Luke have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Luke Material Adverse Change. Luke is not subject to or aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to Luke, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances which would reasonably be expected to cause a Luke Material Adverse Change.

(h) There are no actions, suits or proceedings in existence or pending or, to the knowledge of Luke, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Luke or affecting or that would reasonably be expected

to affect any of its property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of Luke which, if successful, would reasonably be expected to cause a Luke Material Adverse Change, or would significantly impede the ability of Luke to consummate the Transaction.

(i) To the knowledge of Luke, Luke has not withheld from Connacher any material information or documents concerning Luke or its assets or liabilities during the course of Connacher's review of Luke and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Connacher by Luke pursuant hereto (including, without limitation, any representation or warranty made by Luke in the Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

**11. Material Changes**

From and after the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, each of Connacher and Luke shall promptly notify the other in writing of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise.

**12. Covenants Regarding Non-Solicitation**

(a) Luke shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this agreement with respect to any Acquisition Proposal (as defined herein) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Luke relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Luke shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Luke and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality agreement dated November 10, 2005 (the "**Confidentiality Agreement**") entered into between Connacher and Luke (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Connacher as set out below), may furnish to such third party information concerning Luke and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the Luke Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Luke Shareholders than the transaction contemplated by this agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Luke Board, that the taking of such action is necessary for the Luke Board in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Luke provides prompt notice to Connacher to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Connacher, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Luke shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Connacher, copies of all information provided to such party and all other information reasonably requested by Connacher), within 24 hours of the receipt thereof, shall keep Connacher informed of the status and details of any such inquiry, offer or proposal and answer the Connacher's questions with respect thereto; or

(vi) comply with *Section* 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Luke Board shall have

concluded in good faith, after considering all proposals to adjust the terms and conditions of this agreement as contemplated by paragraph 12(c) and after receiving the advice of outside counsel as reflected in minutes of the Luke Board, that the taking of such action is necessary for the Luke Board in discharge of its fiduciary duties under applicable laws and Luke complies with its obligations set forth in paragraph 12(c) and terminates this agreement in accordance with paragraph 16(e) and concurrently therewith pays the amount required by paragraph 15(a) to Connacher.

(c) Upon receipt of a Superior Proposal, Luke shall give Connacher, orally and in writing, at least 72 hours advance notice of any decision by the Luke Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Luke Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Luke agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period Luke shall and shall cause its financial and legal advisors to, negotiate in good faith with Connacher and its financial and legal advisors, to make such adjustments in the terms and conditions of this agreement and the Transaction as would enable Luke to proceed with the Transaction as amended rather than the Superior Proposal. In the event Connacher proposes to amend this agreement and the Transaction to provide that the Luke Shareholders shall receive a value per Luke Share equal to or having a value greater than the value per Luke Share provided in the Superior Proposal and so advises the Luke Board prior to the expiry of such 72 hour period, the Luke Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

(d) Connacher agrees that all information that may be provided to it by Luke with respect to any Superior Proposal pursuant to this Section 12 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this agreement in legal proceedings.

(e) Connacher shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 12. Connacher shall be responsible for any breach of this Section 12 by its officers, directors, employees, investment bankers, advisers or representatives.

(f) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Luke or its Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Luke or its Shareholders of any securities of Luke; (ii) any acquisition of a substantial amount of assets of Luke; (iii) an amalgamation, arrangement, merger, or consolidation involving Luke; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Luke or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this agreement or the Transaction or which would or

could reasonably be expected to materially reduce the benefits to the other party under this agreement or the Transaction;

## 13. Business Activities

Luke agrees that during the period from the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, except as required by law, as otherwise expressly permitted or specifically contemplated by this agreement, or as otherwise agreed to by Connacher, it;

(a) shall conduct its business only in the usual and ordinary course of business and consistent with past practice, and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this agreement or any of the transactions contemplated by this agreement;

(b) shall not: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, common shares, other than the issuance of common shares pursuant to the exercise of currently outstanding options to acquire common shares; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) shall not, except as previously disclosed in writing or otherwise without prior consultation with and the consent of Connacher, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $1 million, other than production in the ordinary course of business; (ii) after January 1, 2006 and other than expenditures as set forth in the Disclosure Letter, expend or commit to expend more than $100,000 in the aggregate; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Transaction; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets other than as set forth in the Disclosure Letter; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Transaction; (vii) authorize, recommend or propose any release or relinquishment or any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) other than as permitted by Section 3, shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(e) shall not: (i) grant any officer, director or employee an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangement for any directors, officers or employees; (iv) amend (other than to permit accelerated vesting of currently outstanding options) any share incentive plan or the terms of any outstanding rights thereunder; nor (v) advance any loan to any officer, director or any other party not at arm's length, other than the as contemplated by the Disclosure Letter or as may be agreed to by Connacher;

(f) other than as contemplated by the Disclosure Letter, shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, share compensation, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangement or agreements;

(g) shall use reasonable commercial efforts to maintain in force its current policies of insurance and will pay all premiums in respect of such insurance policies that become due after the date hereof; and

(h) shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Transaction.

## 14. Provision of Information; Access

From and after the date hereof, each party shall provide the other party and its representatives access, during normal business hours and at such other time or times as Luke or Connacher may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Luke or Connacher all information concerning its business, properties and personnel as Luke or Connacher may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Luke and Connacher to be in a position to expeditiously and efficiently integrate the business and operations of each of Luke and Connacher immediately upon but not prior to the Effective Date. Without limitation, representatives of Connacher will be permitted to attend Luke's weekly operations meetings. Each party agrees to keep the other fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Luke and Connacher. Each party shall confer with and obtain the others approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

## 15. Damages

(a) Provided that there is no breach of a representation or warranty by Connacher or non-performance by Connacher of any covenant by the date specified herein (excluding the breach of a covenant where Connacher is precluded from satisfying its obligation through

action or omission of Luke), if at any time after the execution of this agreement and prior to its termination:

(i) the Luke Board has withdrawn or changed any of its recommendations or determinations referred to in paragraph 7(a) in a manner adverse to Connacher or shall have resolved to do so prior to the Effective Date;

(ii) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Luke Shareholders or to Luke and the Luke Shareholders do not approve the Transaction or the Transaction is not submitted for their approval;

(iii) Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(iv) Luke is in breach of any of its covenants made in this agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Luke Material Adverse Change or materially impedes the completion of the Transaction, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(v) Luke is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Luke Material Adverse Change or materially impedes the completion of the Transaction, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "**Connacher Damages Event**"), then in the event of the termination of this agreement pursuant to Section 16, Luke shall pay to Connacher $10 million (the "**Connacher Termination Fee**") as liquidated damages in immediately available funds to an account designated by Connacher within one business day after the first to occur of the events described above. Following a Connacher Damages Event but prior to payment of the applicable Connacher Termination Fee, Luke shall be deemed to hold such applicable Connacher Termination Fee in trust for Connacher. Luke shall only be obligated to pay one Connacher Termination Fee pursuant to this paragraph 15(a).

(b) Provided that there is no breach of a representation or warranty by Luke or non-performance by Luke of any covenant by the date specified herein (excluding the breach of a covenant where Luke is precluded from satisfying its obligation through action or omission of Connacher), if at any time after the execution of this agreement and prior to its termination:

(i) Connacher fails to complete the Transaction by the Outside Date for any reason other than an event that constitutes a Connacher Damages Event;

(ii) Connacher is in breach of any of its covenants made in this agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Connacher Material Adverse Change or materially impedes the completion of the Transaction, and Connacher fails to cure such breach within five business days after receipt of written notice thereof from Luke (except that

no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(iii) Connacher is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Connacher Material Adverse Change or materially impedes the completion of the Transaction, and Connacher fails to cure such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(iv) Connacher fails to provide Luke with evidence, satisfactory to Luke, acting reasonably, that Connacher has made adequate arrangements to ensure the required funds are and will be available to fund the cash payment obligations of Connacher and Acquisitionco (if applicable) pursuant to the Transaction prior to the execution of the Definitive Agreement which shall not be later than February 10, 2006,

(each of the above being a "**Luke Damages Event**"), then in the event of the termination of this agreement pursuant to Section 16, Connacher shall pay to Luke $3.5 million (the "**Luke Termination Fee**") as liquidated damages in immediately available funds to an account designated by Luke within one business day after the first to occur of the events described above. Following a Luke Damages Event but prior to payment of the applicable Luke Termination Fee, Connacher shall be deemed to hold such applicable Luke Termination Fee in trust for Luke. Connacher shall only be obligated to pay one Luke Termination Fee pursuant to this paragraph 15(b).

(c) Each party acknowledges that all of the payment amounts set out in this Section 15 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this agreement and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this Section 15 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

## 16. Termination

This agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Connacher and Luke;

(b) as provided in Sections 8 and 9;

(c) by Connacher upon the occurrence of a Connacher Damages Event as provided in paragraph 15(a) provided that in the event of a Connacher Damages Event provided for in paragraph 15(a)(i), this agreement may not be terminated by Connacher unless Luke

Shareholders do not approve the Transaction or the Transaction is not submitted for their approval;

(d) by Luke upon the occurrence of a Luke Damages Event as provided in paragraph 15(b);

(e) by Luke, in the event that Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with paragraph 12(b)(vii), provided that Luke has complied with its obligations set forth in paragraph 12(c) hereof and concurrently pays to Connacher the applicable Connacher Termination Fee.

In the event of the termination of this agreement in the circumstances set out in paragraphs (a) through (e) of this Section 16, this agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with respect to the obligations set forth in Sections 15 and 17 and each party's obligations in the Confidentiality Agreement, which shall survive such termination.

**17. Confidentiality**

It is the agreed intention of the parties to issue a joint press release disclosing the Transaction contemplated hereby immediately following execution of this agreement and after consultation with each other as to the timing and content of such release(s). Neither party will otherwise make any disclosure of this agreement or its contents to any third parties without the prior written consent of the other party provided however that such disclosure may be made, after consultation with the other party, in response to requirements of applicable law or the policies, rules or requirements of securities regulatory authorities or stock exchanges.

**18. Privacy Matters**

The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of personal information acquired by or disclosed to the parties pursuant to or in connection with this agreement (the "**Disclosed Personal Information**"). None of the parties shall use the Disclosed Personal Information for any purposes other than those relating to the performance of this agreement and the completion of the Transaction.

**19. Assignment**

Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

**20. No Finder's Fee, Etc.**

Luke represents and warrants to Connacher that Luke has not entered into any arrangement whereby Connacher or Luke will have any liability for financial advisor's, broker's or finder's fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Luke's fees to its financial advisors which are disclosed in the letter agreement between Luke and GMP Securities Ltd. dated July 7, 2005. Luke has provided to Connacher true and correct copies of its agreements with each of its financial advisors.

**21. Directors and Officers Run-Off Insurance**

Unless Luke has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Luke, which shall be for not more than a period of three years, with substantially the same coverage and amounts containing substantially similar

terms and conditions as Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000, Connacher and Luke shall enter into written agreements effective as of the Effective Date satisfactory to each of Connacher and Luke, acting reasonably, pursuant to which Connacher shall agree that, for a period of three years after the Effective Date, it shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Luke providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Luke with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts containing substantially similar terms and conditions to Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000.

**22. Costs**

All fees, costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Transaction is completed.

If the terms of this agreement are acceptable to Luke, please sign below on the enclosed duplicate copy of this letter and return the same to Connacher. This offer is open for acceptance prior to 11:30 pm on Monday December 12, 2005.

Yours truly,

**CONNACHER OIL AND GAS LIMITED**

Per: (Signed) *"Richard A. Gusella"*
Richard A. Gusella
President and Chief Executive Officer

AGREED TO this 12th day of December, 2005
**LUKE ENERGY LTD.**

Per: (Signed) *"Harold V. Pedersen"*
Harold V. Pedersen
President and Chief Executive Officer

# ARRANGEMENT AGREEMENT

AMONG:

CONNACHER OIL AND GAS LIMITED

- and -

LUKE ENERGY LTD.

- and -

6492894 CANADA INC.

February 10, 2006

## TABLE OF CONTENTS

# ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 10th day of February, 2006,

AMONG:

**CONNACHER OIL AND GAS LIMITED**, a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**Connacher**")

AND:

**LUKE ENERGY LTD.**, a corporation subsisting under the Laws of Canada (hereinafter referred to as "**Luke**")

AND:

**6492894 CANADA INC.**, a corporation established under the Laws of Canada (hereinafter referred to as "**AcquisitionCo**")

**WHEREAS:**

A. Connacher, Luke and AcquisitionCo wish to propose an arrangement involving the amalgamation of Luke and AcquisitionCo;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Canada Business Corporations Act*; and

C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

**NOW THEREFORE**, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means 6492894 Canada Inc., a corporation incorporated under the CBCA;

(c) "**AcquisitionCo Board of Directors**" means the board of directors of AcquisitionCo as it may be comprised from time to time;

(d) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Luke or Luke Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Luke or Luke Shareholders of any securities of Luke; (ii) any acquisition of a substantial amount of assets of Luke; (iii) an amalgamation, arrangement, merger or consolidation involving Luke; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Luke or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to either Connacher or AcquisitionCo under this Agreement or the Arrangement;

(e) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f) "**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Closing Date;

(g) "**Applicable Laws**", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(h) "**Arrangement**" means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted, giving effect to the Arrangement;

(j) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(k) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(l) "**Certificate**" means the certificate or other confirmation of filing to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

(m) "**Closing Date**" means the later of March 16, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Connacher and Luke;

(n) "**Closing Time**" shall be 8:00 a.m. (Calgary time) on the Closing Date;

(o) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(p) "**Confidential Information**" has the meaning ascribed thereto in Section 3.4(d);

(q) "**Connacher**" means Connacher Oil and Gas Limited, a corporation amalgamated under the ABCA;

(r) "**Connacher Balance Sheet**" has the meaning ascribed thereto in Section 4.1(p)(i);

(s) "**Connacher Board of Directors**" means the board of directors of Connacher as it may be comprised from time to time;

(t) "**Connacher Confidentiality Agreement**" means the confidentiality agreement dated December 2, 2005 between Luke and Connacher entered into in connection with the transactions contemplated herein;

(u) "**Connacher Damages Event**" has the meaning ascribed thereto in Section 6.1;

(v) "**Connacher Financial Statements**" means, collectively, the audited consolidated financial statements of Connacher as at and for the fiscal year ended December 31, 2004, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of Connacher as at and for the nine months ended September 30, 2005, together with the notes thereto;

(w) "**Connacher GLJ Report**" has the meaning ascribed thereto in Section 4.1(aa);

(x) "**Connacher Information**" means the information included in the Information Circular describing the Connacher Parties and the business, operations and affairs of the Connacher Parties;

(y) "**Connacher Parties**" means, collectively and taken as a whole, Connacher, AcquisitionCo and GDOC, each a direct wholly-owned subsidiary of Connacher, and "Connacher Party" means any one of them;

(z) "**Connacher Public Record**" has the meaning ascribed thereto in Section 4.1(l);

(aa) "**Connacher Reserve Reports**" means, collectively, the D&M Reports, the Connacher GLJ Report and the SJA Report;

(bb) "**Connacher Securities Instruments**" has the meaning ascribed thereto in Section 4.1(h);

(cc) "**Connacher Shares**" means the common shares in the capital of Connacher;

(dd) "**Connacher Termination Fee**" has the meaning ascribed thereto in Section 6.1;

(ee) "**Continuing Employees**" has the meaning ascribed thereto in Section 2.4(b);

(ff) "**Court**" means the Court of Queen's Bench of Alberta;

(gg) "**Disclosed Personal Information**" has the meaning ascribed thereto in Section 4.3(b);

(hh) "**Disclosure Letter**" means the disclosure letter dated December 12, 2005 from Luke to Connacher as amended, supplemented or otherwise agreed to between Luke and Connacher prior to the Effective Time;

(ii) "**D&M Reports**" has the meaning ascribed thereto in Section 4.1(aa);

(jj) "**Director**" means the Director appointed pursuant to Section 260 of the CBCA;

(kk) "**Effective Date**" means the date the Arrangement becomes effective under the CBCA;

(ll) "**Effective Time**" means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

(mm) "**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Authority or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(nn) "**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Luke Meeting and to be granted pursuant to Subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(oo) "**GAAP**" has the meaning ascribed thereto in Section 1.7;

(pp) "**GDOC**" means Great Divide Oil Corporation, a corporation incorporated under the ABCA;

(qq) "**GLJ**" means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.), independent oil and natural gas reservoir engineers;

(rr) "**Governmental Authority**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ss) "**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(tt) "**Information Circular**" means the information circular - proxy statement of Luke together with all appendices thereto to be mailed or otherwise distributed by Luke to the Luke Shareholders in connection with the Luke Meeting;

(uu) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, containing declarations and directions with respect to the Arrangement and the holding of the Luke Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vv) "**Intrinsic Value**" means, in respect of each Luke Share subject to a Luke Option, an amount equal to the difference between: (i) the weighted average price per share for the Luke Shares for the five (5) consecutive trading days ending on the last trading day preceding the Effective Date

on the TSX; and (ii) the exercise price of the Luke Option. For the purposes of this definition and Section 2.4(c), "weighted average price" shall be determined by dividing the aggregate sale price of all Luke Shares sold on the TSX during the five (5) consecutive trading days by the total number of Luke Shares so sold;

(ww) "**ITA**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(xx) "**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Authority, statutory body or self-regulatory authority (including the TSX),

(yy) "**LEP**" means Luke Energy Partnership, a general partnership created under the Laws of the Province of Alberta effective October 1, 2005;

(zz) "**Luke**" means Luke Energy Ltd., a corporation incorporated under the CBCA;

(aaa) "**Luke Balance Sheet**" has the meaning ascribed thereto in Section 4.2(p);

(bbb) "**Luke Board of Directors**" means the board of directors of Luke as it may be comprised from time to time;

(ccc) "**Luke Change of Control Payments**" has the meaning ascribed thereto in Section 2.4(d)(i);

(ddd) "**Luke Confidentiality Agreement**" means the confidentiality agreement dated November 10, 2005 between Luke and Connacher entered into in connection with the transaction contemplated herein;

(eee) "**Luke Damages Event**" has the meaning ascribed thereto in Section 6.2;

(fff) "**Luke Debt**" means the total indebtedness of Luke, including long-term debt, bank debt and working capital deficiency, but excluding capital lease obligations for compressors and office lease obligations, the terms of which are set forth in the Disclosure Letter;

(ggg) "**Luke Financial Statements**" means, collectively, the audited financial statements of Luke as at and for the fiscal year ended December 31, 2004, together with the notes thereto and the auditors' report thereon and the unaudited financial statements of Luke as at and for the nine months ended September 30, 2005;

(hhh) "**Luke Information**" means the information included in the Information Circular describing the Luke Parties and the business, operations and affairs of the Luke Parties;

(iii) "**Luke Meeting**" means the special meeting of Luke Shareholders to be held to consider the Merger Resolution and related matters; and any adjournment(s) thereof;

(jjj) "**Luke Option Plan**" has the meaning ascribed thereto in Section 2.4(c);

(kkk) "**Luke Options**" has the meaning ascribed thereto in Section 2.4(c);

(lll) "**Luke Parties**" means, collectively and taken as a whole, Luke and 6419101 Canada Inc., a wholly-owned subsidiary of Luke, and "Luke Party" means either of them;

(mmm) "**Luke Plans**" has the meaning ascribed thereto in Section 4.2(x);

(nnn) "**Luke Public Record**" has the meaning ascribed thereto in Section 4.2(l);

(ooo) "**Luke GLJ Report**" has the meaning ascribed thereto in Section 4.2(cc);

(ppp) "**Luke Shareholders**" means holders of Luke Shares;

(qqq) "**Luke Shares**" means the common shares in the capital of Luke;

(rrr) "**Luke Termination Fee**" has the meaning ascribed thereto in Section 6.2;

(sss) "**Mailing Date**" has the meaning ascribed thereto in Section 3.3(g);

(ttt) "**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its subsidiaries, including changes in tax Laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of December 12, 2005, (v) any changes arising from matters consented to or approved in writing by the Other Party, or (vi) as relates to Connacher, any changes in the market value of the securities of Petrolifera which are beneficially owned by Connacher;

(uuu) "**Merger Resolution**" means the special resolution which is attached as Appendix A to the Information Circular in respect to the Arrangement;

(vvv) "**Other Party**" means with respect to the applicable Connacher Party(ies), the applicable Luke Party(ies) and, with respect to the applicable Luke Party(ies), the applicable Connacher Party(ies);

(www) "**Outside Date**" has the meaning ascribed thereto in Section 3.3(g);

(xxx) "**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means the Connacher Parties or the Luke Parties, as the case may be;

(yyy) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(zzz) "**Petrolifera**" means Petrolifera Petroleum Limited, a corporation incorporated under the CBCA;

(aaaa) "**Petrolifera De-Consolidation**" has the meaning ascribed thereto in Section 4.1(aa);

(bbbb) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in **Schedule A** hereto as amended or supplemented from time to time in accordance with the terms thereof and hereof;

(cccc) "**Pre-Arrangement Agreement**" means the agreement dated December 12, 2005 between Connacher and Luke in respect of the Arrangement and related matters;

(dddd) "**Public Record**" means either the Connacher Public Record or the Luke Public Record, as the case may be;

(eeee) "**SEC**" means the United States Securities and Exchange Commission;

(ffff) "**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

(gggg) "**SJA**" means Seaton Jordan & Associates Ltd.;

(hhhh) "**SJA Report**" has the meaning ascribed thereto in Section 4.1(aa);

(iiii) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and shall include all trusts or partnerships directly or indirectly owned by Connacher or Luke, as the case may be);

(jjjj) "**Superior Proposal**" has the meaning ascribed thereto in Section 3.4(b)(v)(A);

(kkkk) "**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Connacher or Luke (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(llll) "**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(mmmm) "**Third Party Approvals**" has the meaning ascribed thereto in Section 5.2(f);

(nnnn) "**TSX**" means the Toronto Stock Exchange;

(oooo) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(pppp) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

(qqqq) "**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

### 1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including **Schedule A** hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

### 1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

### 1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

### 1.5 Entire Agreement

This Agreement, the Connacher Confidentiality Agreement, the Luke Confidentiality Agreement and the Disclosure Letter, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof including, without limitation, the Pre-Arrangement Agreement.

### 1.6 Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

### 1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

### 1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Connacher, include disclosure to Connacher or its representatives, or in the case of disclosure to Luke, include disclosure to Luke or its representatives.

### 1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

### 1.10 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

**A – Plan of Arrangement**

## ARTICLE 2
## THE ARRANGEMENT

### 2.1 Plan of Arrangement

As soon as is reasonably practicable, Luke will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Luke Meeting for the purpose of considering and, if deemed advisable, approving the Merger Resolution and the other matters to be considered at the Luke Meeting. Provided all necessary approvals for the Merger Resolution are obtained from the Luke Shareholders, Luke shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Connacher and AcquisitionCo on the one hand and Luke on the other hand shall forthwith proceed to file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Subsection 192(6) of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

### 2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of Luke for which holders shall be entitled to vote on the Merger Resolution shall be the Luke Shares;

(b) the Luke Shareholders shall be entitled to vote on the Merger Resolution as a single class with each Luke Shareholder being entitled to one vote for each Luke Shares held by such holder; and

(c) the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Luke Shareholders present in person or by proxy at the Luke Meeting.

## 2.3 Information Circular and the Luke Meeting

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

(a) Connacher and Luke shall cooperatively prepare the Information Circular and each of Connacher and Luke shall ensure that the Information Circular provides Luke Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning matters before them; and

(b) Luke shall convene the Luke Meeting; and

(c) Luke shall cause the Information Circular to be mailed to the Luke Shareholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be mailed and filed.

## 2.4 Employees

(a) Luke shall arrange for the termination or resignation of, and use its best efforts to obtain releases in a form acceptable to Luke and Connacher, each acting reasonably, from those Luke directors, executives and employees as may be determined by Connacher prior to the Effective Date, without payment or accrual for payment of any severance costs except as set forth in the Disclosure Letter or as may be agreed upon by Connacher, and that the entire severance amounts set out in the Disclosure Letter shall be paid by Luke prior to the Closing Date and held in escrow by Luke's banker or such other third party as agreeable to the Parties, acting reasonably, and, provided an executed release in a form acceptable to Connacher, acting reasonably, is received by Connacher from each person entitled to receive a severance amount, shall be released to the persons entitled thereto on the Closing Date or so soon thereafter as such release is received by Connacher including to those persons who may be or are offered employment with Connacher.

(b) Connacher agrees that, prior to the completion of the Arrangement, it will interview such Luke employees and consultants with a view to determining which individuals it wishes to extend an offer of continued employment or provision of services (the "**Continuing Employees**").

(c) The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Luke share option plan (the "**Luke Option Plan**") as may be amended from time to time and Luke executive and employee (if applicable) employment and "change of control" agreements and that all awards pursuant to the Luke Option Plan will be accelerated thereunder and, in that regard:

   (i) the Parties agree that, upon approval of the Arrangement by the Luke Shareholders, and prior to the Closing Date, all outstanding options ("**Luke Options**") granted pursuant to the Luke Option Plan shall be vested and shall be exercised, terminated or surrendered such that no options to purchase Luke Shares remain outstanding as at the Effective Date;

   (ii) Connacher acknowledges that pursuant to the Luke Option Plan, the holder of Luke Options (the "**Optionee**"), may elect to exercise all of the Luke Options held by the Optionee, whether previously vested or unvested, upon payment to Luke of the exercise price therefor by way of bank draft and receive Luke Shares in respect of the number of Luke Options so exercised pursuant to the terms of the Luke Option Plan; or, as the sole alternative thereto, elect to exercise all of the Luke Options held by the Optionee,

whether previously vested or unvested and elect to receive the Intrinsic Value in Luke Shares for all of the Luke Options held by the Optionee, in consideration for the disposition by the Optionee of the right to receive Luke Shares pursuant to such Luke Options and the termination thereof, the number of Luke Shares to be issued to be determined by dividing the Intrinsic Value of the Luke Options to be terminated and paid for in Luke Shares divided by the weighted average price per share for the Luke Shares for the five (5) trading days ending on the last trading day preceding the Effective Date on the TSX, with fractional Luke Shares rounded to the next highest integral number; and

(iii) Luke shall use its reasonable commercial efforts to cause all Luke Shares issued upon the exercise of options on or prior to the record date for the Luke Meeting to be voted in favour of the Arrangement by those persons who continue to hold such Luke Shares as of the Record Date.

(d) The Disclosure Letter sets forth:

(i) all obligations of Luke pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Luke incentive plan, arising out of or in connection with the Arrangement (collectively, the "**Luke Change of Control Payments**"); and

(ii) all 2006 salary adjustments for Luke employees, which adjustments shall be effective as of January 1, 2006.

(e) The Luke Change of Control Payments shall be paid by Luke prior to the Closing Date and held in escrow by Luke's banker or such other third party as agreeable to the Parties, acting reasonably, and, provided an executed release in a form acceptable to Connacher, acting reasonably, is received by Connacher from each person entitled to receive a Luke Change of Control Payment, released to the persons entitled thereto on the Closing Date or so soon thereafter as such release is received by Connacher.

### 2.5 AcquisitionCo and Completion of Transactions

Connacher, as the sole shareholder of AcquisitionCo, covenants and agrees to cause AcquisitionCo to take all steps, to do and perform all such acts and things and to execute and deliver all such agreements, documents and other instruments as are necessary or desirable to effect and complete the transactions contemplated herein and in the Plan of Arrangement in accordance with the terms and conditions hereof and thereof and any and all covenants and agreements of Connacher contained herein and in the Plan of Arrangement shall, to the extent that they are required to be performed by AcquisitionCo, be and be deemed to be covenants and agreements of both Connacher and AcquisitionCo.

### 2.6 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

### 2.7 Recommendation of Luke Board of Directors

The Luke Board of Directors has unanimously endorsed the transactions contemplated hereunder including the Arrangement and approved this Agreement, has unanimously determined that the Arrangement is in the best interests of Luke and the Luke Shareholders, and has, based on the opinion of

Luke's financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Luke Shareholders and has resolved unanimously to recommend approval of the Arrangement by Luke Shareholders.

## ARTICLE 3
## COVENANTS

### 3.1 Covenants of Connacher and AcquisitionCo

Connacher and AcquisitionCo covenant and agree that, from December 12, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of Luke (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) the business of Connacher and of its subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that the Parties hereto acknowledge and agree that: (i) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (ii) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation;

(b) Connacher and its subsidiaries shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of Connacher or any of its subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding Connacher Shares; (iii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Connacher or any of its subsidiaries; or (iv) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Connacher shall use its reasonable commercial efforts to cause the current insurance (or re-insurance) polices for Connacher and any of its subsidiaries, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) Connacher and AcquisitionCo will use their reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible, to the extent the fulfillment of the same is within the control of Connacher and AcquisitionCo;

(e) Connacher will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Luke in obtaining such orders and to carry out the intent or effect of this Agreement;

(f) Connacher will use reasonable commercial efforts to obtain approval of the listing of Connacher Shares issuable under the Arrangement on the TSX prior to the mailing of the Information Circular;

(g) Connacher will and shall cause AcquisitionCo to make all other necessary filings and applications under Applicable Laws and regulations required on the part of Connacher and AcquisitionCo in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws;

(h) Connacher will use reasonable commercial efforts to maintain its status as a "reporting issuer" (or similar designated entity) not in default in all of the provinces of Canada where it is currently a reporting issuer in material compliance with all Applicable Canadian Securities Laws and to maintain the listing of the outstanding Connacher Shares on the TSX in each case for a period of at least two (2) years following the date hereof, provided that, notwithstanding the foregoing, nothing contained herein shall require Connacher to maintain its status as a "reporting issuer" in any province of Canada or maintain the listing of outstanding Connacher Shares upon the occurrence of any of: (i) the purchase or acquisition of Connacher Shares and/or securities convertible into Connacher Shares or carrying the right to acquire Connacher Shares as a result of which a Person, group of Persons or Persons acting jointly or in concert, or any affiliates or associates of any such Person, group of Persons or any of such Persons acting jointly or in concert beneficially own or exercise control or direction over Connacher Shares and/or securities convertible into Connacher Shares such that, assuming after the conversion of such convertible securities beneficially owned by the holders thereof, would have the right to cast more than 50% of the votes attached to all Connacher Shares (excluding the acquisition of Connacher Shares or securities convertible into Connacher Shares pursuant to the issuance of securities from treasury which results in a holder beneficially owning or exercising control or direction over 50% of the votes attached to all Connacher Shares (assuming conversion of securities convertible into Connacher Shares beneficially owned by holders thereof) where the Connacher Board of Directors continues to be supportive of the direction of Connacher under the management of the Chief Executive Officer of Connacher); (ii) the approval by the shareholders of: (A) an amalgamation, arrangement, merger or other consolidation or combination of Connacher with another entity pursuant to which the shareholders of Connacher immediately thereafter do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of the Connacher Shares; (B) a liquidation, dissolution or winding-up of Connacher; or (C) the sale, lease or other disposition of all or substantially all of the assets of Connacher; (iii) the listing of the outstanding Connacher Shares on a recognized stock exchange in the United States or elsewhere; or (iv) the reorganization of Connacher into another entity;

(i) Connacher shall ensure that it has available funds to permit the payment of the maximum amount which may be required by Section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(j) Connacher shall not and shall cause AcquisitionCo to not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(k) Connacher will assist Luke in the preparation of the Information Circular and provide to Luke, in a timely and expeditious manner, all information as may be reasonably requested by Luke or is required by the Interim Order or Applicable Laws, with respect to the Connacher Parties for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(l) Connacher shall indemnify and save harmless Luke and the directors, officers and agents of Luke from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Luke or any director, officer or agent of Luke may be subject or which Luke or any director, officer or agent of Luke may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation by Connacher in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Connacher in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Connacher Shares; and

(iii) Connacher not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Connacher shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Luke Information included in the Information Circular, the negligence of Luke or the non-compliance by Luke with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement unless such act of negligence or non-compliance was done at the request or with the consent or acquiescence of Connacher;

(m) Connacher will and will cause AcquisitionCo to make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, reasonably required to be made on the part of Connacher and AcquisitionCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(n) Connacher will furnish promptly to Luke: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Connacher and AcquisitionCo in connection with the Arrangement, (ii) any filings under Applicable Laws, and (iii) any documents related to dealings with regulatory authorities in connection with the transactions contemplated herein;

(o) Connacher and AcquisitionCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by them in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(p) from and after the date of this Agreement and ending on the earlier of the Closing Date or the termination of this Agreement, Connacher shall promptly notify Luke in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Connacher threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, of Connacher or AcquisitionCo, whether contractual or otherwise, provided that the Parties hereto acknowledge and agree that: (i) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (ii) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation;

(q) Connacher shall use its reasonable commercial efforts to obtain the consent of any third parties required for the transactions contemplated hereby (including its bankers) and provide the same to Luke on or prior to the Effective Date; and

(r) Connacher shall and shall cause AcquisitionCo to take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement including the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement.

### 3.1.1 Additional Covenant of Connacher and AcquisitionCo

Connacher and AcquisitionCo further covenant and agree that all rights to indemnification existing in favour of present and former directors and officers of Luke or any of its subsidiaries serving or who has served at Luke's request or any of Luke's subsidiaries' request as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as provided by contract in Luke's charter or by-laws or similar documents of any of Luke's subsidiaries in effect as of December 12, 2005 with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the statutes of limitations applicable to such matters.

### 3.2 Covenants of Luke

Luke covenants and agrees that, from December 12, 2005 (or such date as specified below) until the Effective Date or termination of this Agreement, except with the prior written consent of Connacher (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or

specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) the business of Luke and of its subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Luke shall not directly or indirectly do, or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding Luke Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Luke Shares or other securities of Luke or any of its subsidiaries, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Luke Shares (other than on exercise of currently outstanding options to purchase Luke Shares); (iv) redeem, purchase or otherwise acquire any of the outstanding Luke Shares or other securities; (v) split, combine or reclassify any of the outstanding Luke Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Luke; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Luke shall not, except as previously disclosed in writing or otherwise without prior consultation with and the consent of Connacher, such consent not to be unreasonably withheld or delayed directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $1 million, other than production in the ordinary course of business; (ii) after January 1, 2006 and other than expenditures as set forth in the Disclosure Letter, expend or commit to expend more than $100,000 in the aggregate, except in emergency situations; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets other than as set forth in the Disclosure Letter; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement, provided however, that the fees payable to Luke's financial advisor in connection with the Arrangement and in respect of the provision of a fairness opinion in respect of the Arrangement shall be the amounts set forth in a letter dated July 14, 2005 between Luke and GMP Securities L.P. ("GMP") (as supplemented and amended by a fee acknowledgment between Luke and GMP dated January 11, 2006) and the fees and disbursements and applicable GST payable to Burnet, Duckworth & Palmer LLP, Luke's legal advisor in connection with the Arrangement, shall be the amount set forth in a letter dated December 9, 2005 between Luke and Burnet, Duckworth & Palmer LLP, copies of which letters have been provided to and acknowledged by Connacher and the payment of which has been authorized by Connacher; (vii)

authorize, recommend or propose any release or relinquishment of any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) other than as permitted by Section 2.4, Luke shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(e) except as permitted by Section 2.4 or as contemplated by the Disclosure Letter, neither Luke nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(f) Except as contemplated by the Disclosure Letter or as may be agreed to by Connacher, neither Luke nor any of its subsidiaries shall: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Luke Options or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Luke or any of its subsidiaries or any other party not at arm's length to Luke or any of its subsidiaries;

(g) Luke shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Connacher providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) no amendments shall be made to outstanding Luke Options without the prior written consent of Connacher other than as may be required to accommodate the treatment of Luke Options as contemplated by Section 2.4(c) hereof and as permitted pursuant to Section 3.2(j) hereof;

(i) subject to Section 2.4, Luke shall use its best reasonable efforts to cause the resignation of all of the directors of Luke at the Effective Time (and for such directors to provide releases in form and substance satisfactory to Connacher and Luke, each acting reasonably);

(j) Luke shall use its commercially reasonable efforts to ensure that all outstanding Luke Options are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Luke shall not pay the holders any amount of consideration therefor, nor shall they make any amendment to outstanding Luke Options without the prior written consent of Connacher, except: (i) to permit the early vesting of Luke Options; and (ii) to permit the Optionee to exercise Luke Options or, as the sole alternative thereto, elect to receive the payment of Luke Shares in consideration for the disposition of the right to receive Luke Shares pursuant to such options and the termination thereof, each in accordance with Section 2.4(c) hereof;

(k) Luke shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l) from and after the date of this Agreement and ending on the earlier of the Closing Date or the termination of this Agreement, Luke shall promptly notify Connacher in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Luke threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise;

(m) Luke shall ensure that it has available funds to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n) Luke shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Connacher on or prior to the Effective Date;

(o) Luke shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Luke;

(p) Luke shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement.

(q) Luke will assist Connacher in the preparation of the Information Circular and provide to Connacher, in a timely and expeditious manner, all information as may be reasonably requested by Connacher or is required by the Interim Order or Applicable Laws, with respect to the Luke Parties for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(r) Luke shall provide notice to Connacher of the Luke Meeting and allow Connacher's representatives and legal counsel to attend such Luke Meeting;

(s) Luke shall indemnify and save harmless Connacher and the directors, officers and agents of Connacher from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Connacher or any director, officer or agent of Connacher may be subject or which Connacher or any director,

officer or agent of Connacher may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation by Luke in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Luke in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Luke Shares; and

(iii) Luke not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Luke shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Connacher Information included in the Information Circular, the negligence of Connacher or the non-compliance by Connacher with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement unless such act of negligence or non-compliance was done at the request or with the consent or acquiescence of Luke;

(t) except for proxies and other non-substantive communications with securityholders, Luke will furnish promptly to Connacher or Connacher's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Luke in connection with: (i) the Arrangement; (ii) the Luke Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(u) management of Luke shall solicit proxies to be voted at the Luke Meeting in favour of matters to be considered at the Luke Meeting, including the Merger Resolution;

(v) Luke shall conduct the Luke Meeting in accordance with the CBCA, Applicable Canadian Securities Laws and any instrument governing the Luke Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(w) Luke will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, reasonably required to be made on the part of Luke in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(x) in the event that dissent rights are given to Luke Shareholders under the terms of the Interim Order, Luke shall promptly advise Connacher of the number of Luke Shares for which Luke receives notices of dissent or written objections to the Arrangement and provide Connacher with copies of such notices and written objections;

(y) prior to the Effective Date, Luke will cooperate with Connacher, to the extent reasonably required, in making application to list the Connacher Shares issuable pursuant to the Arrangement on the TSX; and

(z) Luke shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement.

**3.3 Mutual Covenants Regarding the Arrangement**

From December 12, 2005 until the Effective Date or termination of this Agreement, each of Connacher and Luke will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations (and those of any of its subsidiaries) hereunder and the obligations of the Other Party hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to ensure that the Information Circular provides Luke Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out the Connacher Information in the form approved by Connacher and the Luke Information in the form approved by Luke and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Connacher or Luke that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Luke Board of Directors that the Arrangement is fair to Luke Shareholders and is in the best interests of Luke and Luke Shareholders, and include the unanimous recommendation of the Luke Board of Directors that the Luke Shareholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of Luke's financial advisor that the Arrangement is fair, from a financial point of view, to Luke Shareholders; provided that, notwithstanding the covenants of Luke in this subsection, prior to the completion of the Arrangement, the Luke Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of the Luke Board of Directors, acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of a meeting of the Luke Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Luke Board of Directors and, if applicable, provided the Luke Board of Directors shall have complied with the provisions of Sections 3.4 and 6.1;

(b) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts for the purposes of effecting the Arrangement;

(c) to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees pursuant to the provisions of Section 2.4(6);

(d) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(e) to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, and each of Connacher and Luke will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Connacher and Luke, subject in all cases to the Luke Confidentiality Agreement and the Connacher Confidentiality Agreement;

(f) reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders or the tax deferred treatment to such securityholders in respect of the "Share Consideration Portion" (as defined in the Plan of Arrangement) to be received by such securityholders; and

(g) to cause the Closing Date to occur on or before March 31, 2006 (the "**Outside Date**") and to cause the mailing of the Information Circular to Luke Shareholders to occur as soon as reasonably practicable following the date hereof and in any event by February 15, 2006 (the "**Mailing Date**").

### 3.4 Mutual Covenants Regarding Non-Solicitation

(a) Luke shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Luke relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Luke shall not, directly or indirectly, do or authorize, or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Luke and its officers, directors and advisors may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such party or any of its officers, directors or employees or any financial

advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Luke Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Connacher as set out below), may furnish to such third party information concerning Luke and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the Luke Board of Directors determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are, or are likely to be, available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Luke Shareholders than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Luke Board of Directors, that the taking of such action is necessary for the Luke Board of Directors in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Luke provides prompt notice to Connacher to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Connacher, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Luke shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Connacher, copies of all information provided to such party and all other information reasonably requested by Connacher), within 24 hours of the receipt thereof, shall keep Connacher informed of the status and details of any such inquiry, offer or proposal and answer the Connacher's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Luke Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the Luke Board of Directors, that the taking of such action is necessary for the Luke Board of Directors in discharge of its fiduciary duties under applicable laws and Luke complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(e) and concurrently therewith pays the amount required by Section 6.1 to Connacher.

(c) Upon receipt of a Superior Proposal, Luke shall give Connacher, orally and in writing, at least 72 hours advance notice of any decision by the Luke Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Luke Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Luke agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Luke shall and shall cause its financial and legal advisors to, negotiate in good faith with Connacher and its financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Luke to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Connacher proposes to amend this Agreement and the Arrangement to provide that the Luke Shareholders shall receive a value per Luke Share equal to or having a value greater than the value per Luke Share provided in the Superior Proposal and so advises the Luke Board of Directors prior to the expiry of such 72 hour period, the Luke Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement .

(d) Connacher agrees that all information that may be provided to it by Luke with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Confidential Information**" as that term is defined in the Luke Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Connacher shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Connacher shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

### 3.5 Provision of Information; Access

From and after December 12, 2005 until the Effective Date or termination of this Agreement, each Party shall provide the Other Party and its representatives access, during normal business hours and at such other time or times as Luke or Connacher may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Luke or Connacher, as the case may be, all information concerning its business, properties and personnel as Luke or Connacher may reasonably request, which information shall remain subject to the Luke Confidentiality Agreement and the Connacher Confidentiality Agreement, as the case may be, in order to permit Luke and Connacher to be in a position to expeditiously and efficiently integrate the business and operations of each of Luke and Connacher immediately upon but not prior to the Closing Date. Without limitation, representatives of Connacher will be permitted to attend Luke's weekly operations meetings. Each Party agrees to keep the other fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Luke and Connacher. Each Party shall confer with and obtain the approval of the Other Party (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES

### 4.1 Representations and Warranties of Connacher

Connacher represents and warrants to and in favour of Luke and acknowledges that Luke is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Organization and Qualification. Each of Connacher, AcquisitionCo and GDOC is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Connacher Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Connacher Parties. Copies of the constating documents of the Connacher Parties provided to Luke, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative this Agreement. Each of Connacher and AcquisitionCo has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Connacher and AcquisitionCo of the transactions contemplated by the Arrangement has been duly authorized by the Connacher Board of Directors and the AcquisitionCo Board of Directors and no other proceedings on the part of Connacher and AcquisitionCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Connacher and AcquisitionCo and constitutes a legal, valid and binding obligation of Connacher and AcquisitionCo enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Connacher has no subsidiaries (other than AcquisitionCo and GDOC) that are material to its business, operation or financial condition.

(d) No Violations. Except as disclosed to Luke in writing prior to December 12, 2005, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Connacher and AcquisitionCo nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Connacher Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Connacher Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of any Connacher Party; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other

instrument or obligation to which a Connacher Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Connacher Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Connacher Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Connacher Parties taken as a whole, or significantly impede the ability of the Connacher Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Connacher Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement: (A) there is no legal impediment to the Connacher Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Connacher Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Connacher Parties, or significantly impede the ability of the Connacher Parties to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Connacher, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Connacher Parties, or affecting, or that would reasonably be expected to affect, any of their property or assets at law or equity or before or by any court or Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Connacher Parties which, if successful, would reasonably be expected to cause a Material Adverse Change to the Connacher Parties, or would significantly impede the ability of the Connacher Parties to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in writing to Luke prior to December 12, 2005:

(i) All Tax Returns required to be filed by or on behalf of any Connacher Parties for periods ended on and prior to December 31, 2004 have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Connacher Parties with respect to items or periods covered by such Tax Returns;

(ii) Connacher has paid or provided adequate accruals in the Connacher Financial Statements for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) no material deficiencies exist or have been asserted with respect to Taxes of Connacher or any of its subsidiaries;

(iv) none of Connacher or its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Connacher has such an event

been asserted or threatened against Connacher or its subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Connacher Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Connacher or its subsidiaries. No audit by tax authorities of Connacher or its subsidiaries is in process or pending, to the knowledge of Connacher;

(v) Connacher has provided adequate accruals in the Connacher Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Connacher and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Connacher or its subsidiaries for such periods.

(g) Reporting Issuer Status. Connacher is a "reporting issuer" (where such concept exists) in all provinces of Canada (other than Quebec) and is in material compliance with all Applicable Canadian Securities Laws therein and the Connacher Shares are listed and posted for trading on the TSX.

(h) Capitalization. As of the date hereof, the authorized capital of Connacher consists of an unlimited number of Connacher Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of the date hereof there are issued and outstanding 141,208,903 Connacher Shares, nil first preferred shares and nil second preferred shares. Other than (i) 8,387,167 Connacher Shares reserved for issuance under Connacher's Stock Option Plan, (ii) 639,798 Connacher Shares which may be issued upon the conversion of outstanding Connacher warrants, (iii) 8,571,500 Connacher Shares (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full) to be issued in connection with Connacher's bought deal private placement scheduled to close on or about February 23, 2006, and (iv) up to 1,000,000 Connacher Shares issuable in connection with the proposed acquisition of refinery assets of Montana Refining Company from Holly Corporation (the securities listed in subsections 4.1(h)(i), (ii) and (iii) are collectively, the "**Connacher Securities Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Connacher of any securities of Connacher (including Connacher Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Connacher (including Connacher Shares). All outstanding Connacher Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Connacher Shares issuable pursuant to the Connacher Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Connacher is the beneficial direct or indirect owner of all of the outstanding shares of each of AcquisitionCo and GDOC with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Connacher's credit facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by either of AcquisitionCo or GDOC of by any securities of either of AcquisitionCo or GDOC or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of either of AcquisitionCo or GDOC. All outstanding securities of each of AcquisitionCo and GDOC have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of the Connacher Shares or any other securities of Connacher or AcquisitionCo has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Connacher, are contemplated or threatened under any Applicable Laws or by any regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Connacher Parties' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to Luke prior to December 12, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Connacher Party that is a party thereto is not in material default under any such agreements.

(l) Filings. The information and statements set forth in the information filed by Connacher after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws (the "**Connacher Public Record**") as at the date of this Agreement, as relates to Connacher, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Connacher which is not disclosed in the Connacher Public Record, and Connacher has not filed any confidential material change reports which continue to be confidential. Connacher will deliver to Luke, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Connacher with any Governmental Authority subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Luke Parties, as to which Connacher makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record: (i) the Connacher Parties have conducted their respective businesses only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Connacher, taken as a whole, has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of the Connacher Parties, provided that the Parties hereto acknowledge and agree that: (1) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (2) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation.

(n) Books and Records. The minute books of the Connacher Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Connacher Financial Statements; (ii) Connacher's revised initial annual information form dated March 24, 2005 (including all documents incorporated by reference therein); (iii) Connacher's information circular and proxy statement dated March 24, 2005; (iv) all Connacher press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005; and (v) all prospectuses or other offering documents used by Connacher in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Connacher Financial Statements and other financial statements of Connacher included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Connacher's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Connacher on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Connacher on a consolidated basis. There has been no material change in Connacher accounting policies, except as described in the notes to the Connacher Financial Statements, since January 1, 2005.

(p) Absence of Undisclosed Liabilities. None of Connacher or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Connacher Financial Statements (the "**Connacher Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Connacher Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Connacher Balance Sheet and consistent with past practice provided that:

(A) the Parties hereto acknowledge and agree Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation;

(B) Connacher has approved $45 million of purchase commitments in respect of the development of Connacher's Great Divide oil sands project;

(C) Connacher has entered into an agreement to sell to a syndicate of underwriters on a bought deal private placement basis 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full) and, in that regard, Connacher and the underwriters will at closing (which is expected to occur on or about February 23, 2006) enter into an underwriting agreement containing representations, warranties and covenants of Connacher typical for a private placement of this nature; and

(D) Connacher has entered into an offer to lease with a third party with respect to the lease by the Corporation of up to 30,000 square feet of office space for a term of ten years, subject to renewal at the option of the Corporation, commencing on or about July 1, 2007; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in writing to Luke prior to December 12, 2005 or other than as has been disclosed in the Connacher Public Record, there has not occurred any material spills, emissions or pollution on any property of any Connacher Party, nor have any of the Connacher Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to cause a Material Adverse Change to the Connacher Parties. All operations of the Connacher Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change to the Connacher Parties, taken as a whole. None of the Connacher Parties is subject to or aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Connacher Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would reasonably be expected to cause a Material Adverse Change to the Connacher Parties.

(r) Title. Although it does not warrant title, except as disclosed in writing to Luke prior to December 12, 2005, Connacher has no knowledge and is not aware of any defects, failures or impairments in the title of the Connacher Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could reasonably be expected to have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Connacher Parties; or (iii) the current consolidated cash flow of the Connacher Parties.

(s) Licences. Except as disclosed in the Connacher Public Record, each of the Connacher Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits,

certificates, consents, orders, grants and other authorizations the absence of which would not reasonably be expected to have a Material Adverse Effect on the Connacher Parties.

(t) Compliance with Laws. Each of the Connacher Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Connacher Parties or on the ability of the Connacher Parties to consummate the transactions contemplated by the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Connacher Public Record, none of the Connacher Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Investment Canada Act. Connacher is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(w) Insurance. Policies of insurance are in force as of the date hereof naming a Connacher Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Connacher Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(x) Indebtedness To and By Officers, Directors and Others. None of the Connacher Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Connacher Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Connacher Parties.

(y) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Connacher Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Connacher Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Connacher Party from engaging in this business or from competing with any Person or in any geographic area.

(z) Guarantees and Indemnification. Other than as disclosed in writing to Luke, no Connacher Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Connacher Party and the indemnification by Connacher of certain obligations of Petrolifera and its subsidiaries in respect of its work commitments for Blocks 106 and 107 in Peru.

(aa) Information to Independent Engineer. Connacher has no reason to believe that: (i) the report prepared by D&M dated July 25, 2005 and effective June 30, 2005 with respect to Connacher's then interest in the crude oil, natural gas and natural gas liquids reserves in the Puesto Morales, Argentina properties owned by Petrolifera and its report dated August 8, 2005 and effective June 30, 2005 with respect to Connacher's conventional crude oil, natural gas and natural gas liquids reserves in the provinces of Saskatchewan and Alberta (collectively, the "**D&M Reports**"); (ii) the report prepared by GLJ dated July 29, 2005 and effective September 1, 2005 with respect to Connacher's bitumen reserves and resources related to Connacher's Great Divide oil sands property comprising 101 sections of oil sands leases (the "**Connacher GLJ Report**"); (iii) the report prepared by SJA dated February 18, 2005 effective December 31, 2005 with respect to Connacher's undeveloped lands (the "**SJA Report**"); and (iv) if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Connacher Information, whether in addition to or as a replacement for the reports referred to above, was not accurate in all material respects as at the effective date of such reports, and, except for any impact of changes in commodity prices, which may or may not be material, Connacher has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such reports; provided that, commencing in the third quarter of 2005, Connacher ceased to consolidate the accounts of Petrolifera with the accounts of Connacher (the "**Petrolifera De-Consolidation**") and now records its investment in Petrolifera on an equity basis and accordingly, the quantity and pre-tax present worth values of oil and gas reserves attributable to interests held by Petrolifera must be adjusted to reflect Connacher's equity interest share of Petrolifera's proved, probable and possible reserves rather than the 100% interest of Connacher in such reserves as disclosed in the D&M Report. Connacher provided to each of D&M, GLJ and SJA all information requested by each of D&M, GLJ and SJA in connection with the preparation of the D&M Report, the Connacher GLJ Report and the SJA Report, as applicable, and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the information so provided since the date thereof (except as noted above with respect to the Petrolifera De-Consolidation).

(bb) No Insider Rights. No director, officer, insider or other party not at arm's length to any Connacher Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Connacher Party.

(cc) Disclosure. The data and information in respect of the Connacher Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by, or on behalf of, Connacher to, or on behalf of, Luke was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(dd) No Defaults under Leases and Agreements. Except as disclosed in writing to Luke:

(i) no Connacher Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Connacher Parties' oil and gas assets to which a Connacher Party is a party or by or to which a Connacher Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Connacher Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ee) No Encumbrances. None of the Connacher Parties has encumbered or alienated its interest in the Connacher Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to security interests for the benefit of the lenders under Connacher's credit facilities (including the proposed credit facilities with BNP Paribas) and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Connacher Public Record, any governmental registry (including the personal property registry) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Connacher.

(ff) No Reduction of Interests. Except as disclosed in writing to Luke prior to December 12, 2005, none of the Connacher Parties' oil and gas assets are subject to reduction by reference to payout of, or production penalty on, any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Connacher Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(gg) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Connacher Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(hh) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Connacher Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Connacher Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which

such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Connacher Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(ii) Operation and Condition of Wells. All wells in which any of the Connacher Parties holds an interest:

(i) for which any of the Connacher Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws; and

(ii) for which none of the Connacher Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws would not in the aggregate have a Material Adverse Effect;

(jj) Operation and Condition of Tangibles. The Connacher Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Connacher Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which a Connacher Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Connacher Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Connacher Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws would not in the aggregate have a Material Adverse Effect.

(kk) Brokers and Finders. The Connacher Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated other than the retainer of Mustang Capital Partners Inc. in connection with Connacher's acquisition and financing of certain refinery assets and inventory from Holly Corporation and the retainer of GMP Securities L.P. to act as dealer manager to assist in the solicitation of holders of Luke Shares to approve the Arrangement.

(ll) Place of Principal Offices. The principal offices of the Connacher Parties are not located within the United States.

(mm) Location of Assets and U.S. Sales. Except with respect to certain refinery assets in connection with which Connacher has executed a non-binding exclusivity letter and which may be acquired by Connacher prior to the Closing Date, the assets and property of the Connacher Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Connacher's most recent fiscal year.

(nn) Foreign Private Issuer. Connacher is a "foreign private issuer" as defined in Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(oo) Investment Company. To its knowledge and awareness, and without investigation, Connacher is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(pp) Board Approval. The Connacher Board of Directors has unanimously endorsed the Arrangement and approved this Agreement and the Arrangement.

(qq) Disclosure. To the knowledge of Connacher, Connacher has not withheld from Luke any material information or documents concerning Connacher or any of its subsidiaries or their respective assets or liabilities during the course of Luke's review of Connacher and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided, or to be provided, to Luke by Connacher pursuant hereto (including without limitation, any matter disclosed by Connacher in the Connacher Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(rr) Financing. Connacher and AcquisitionCo have made all necessary arrangements to ensure that the required funds are and will be available to fund the cash payment obligations of Connacher and AcquisitionCo pursuant to the Arrangement and each of Connacher and AcquisitionCo are not aware of any impediment to the funding of the cash payment obligations of Connacher and AcquisitionCo pursuant to the Arrangement.

### 4.1.1 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Luke and acknowledges that Luke is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Parent and Subsidiaries. Connacher owns all of the issued and outstanding shares of AcquisitionCo and AcquisitionCo has no subsidiaries that are material to its business, operation or financial condition.

(b) Capitalization. As of the date hereof, the authorized capital of AcquisitionCo consists of an unlimited number of common shares, of which 100 common shares of AcquisitionCo are issued and outstanding. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AcquisitionCo of any securities of AcquisitionCo (including common shares of AcquisitionCo) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of AcquisitionCo (including common shares of AcquisitionCo). All outstanding

common shares in the capital of AcquisitionCo have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(c) Material Agreements. There are no agreements material to the conduct of AcquisitionCo's affairs or businesses, as applicable, except for those entered into in connection with the Arrangement (including, without limitation, this Agreement), any agreement which may be entered into by AcquisitionCo in connection with obtaining the funds necessary to satisfy the cash payment obligations of Connacher and AcquisitionCo pursuant to the Arrangement or those entered into in the ordinary course of business, and all such material agreements are, or will be at the time entered into, valid and subsisting and AcquistionCo is not in material default under any such agreements to which it is a party as of the date hereof.

**4.2 Representations and Warranties of Luke**

Luke represents and warrants to and in favour of Connacher and acknowledges that Connacher is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Luke is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted and LEP is a partnership duly created and validly existing under the Laws of the Province of Alberta and its partners have the requisite partnership power and authority to own the assets and to carry on its business on behalf of LEP as now conducted by LEP. Each of the Luke Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Luke Parties. Copies of the constating documents of the Luke Parties provided to Connacher, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative this Agreement. Luke has the requisite corporate power and authority to execute this Agreement to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Luke of the transactions contemplated by the Arrangement has been duly authorized by the Luke Board of Directors and, subject to the requisite approval of the Luke Shareholders and the obtaining of the Final Order, no other proceedings on the part of Luke are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Luke and constitutes a legal, valid and binding obligation of Luke enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Luke has no subsidiaries other than 6419101 Canada Inc. that are material to its business, operation or financial condition and Luke and 6419101 Canada Inc. are the only partners of LEP.

(d) No Violations. Except as disclosed to Connacher in writing prior to December 12, 2005, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Luke nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Luke Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Luke Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of any Luke Party; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust agreement, lien, contract or other instrument or obligation to which a Luke Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Luke Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Luke Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Luke Parties taken as a whole, or significantly impede the ability of the Luke Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Luke Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Luke Shareholders and the obtaining of the Final Order: (A) there is no legal impediment to the Luke Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Luke Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Luke Parties, or significantly impede the ability of the Luke Parties to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Luke, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Luke Parties or affecting or that would reasonably be expected to affect any of their respective property or assets at law or equity or before or by any court or Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Luke Parties which, if successful, would reasonably be expected to cause a Material Adverse Change to the Luke Parties, or would significantly impede the ability of the Luke Parties to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in writing to Connacher prior to December 12, 2005:

(i) All Tax Returns required to be filed by or on behalf of any Luke Parties for periods ended on and prior to December 31, 2004 have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a

timely basis, and no other Taxes are payable by any Luke Parties with respect to items or periods covered by such Tax Returns;

(ii) Luke has paid or provided adequate accruals in the Luke Financial Statements for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and prior to December 31, 2004, Connacher has been furnished by Luke true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any Luke Party or on behalf of any Luke Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Luke Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Luke or any of its subsidiaries;

(v) none of Luke or its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Luke, has such an event been asserted or threatened against Luke or its subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Luke Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Luke or its subsidiaries. No audit by tax authorities of Luke or its subsidiaries is in process or pending, to the knowledge of Luke; and

(vi) Luke has provided adequate accruals in the Luke Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Luke and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Luke or its subsidiaries for such periods.

(g) Reporting Issuer Status. Luke is a "reporting issuer" (where such concept exists) in the provinces of British Columbia, Alberta, Ontario, Quebec and New Brunswick and is in material compliance with all Applicable Canadian Securities Laws therein and the Luke Shares are listed and posted for trading on the TSX.

(h) Capitalization. As of the date hereof, the authorized capital of Luke consists of an unlimited number of Luke Shares and an unlimited number of preferred shares issuable in series. As of the date hereof there are issued and outstanding 37,128,924 Luke Shares and nil preferred shares. Other than Luke Options and 3,583,232 Luke Shares reserved for issuance under the Luke Option Plan, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Luke of any securities of Luke (including Luke Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Luke (including Luke Shares). All outstanding Luke Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Luke Shares issuable upon the exercise of Luke Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Luke is the beneficial direct or indirect owner of all of the outstanding shares of the Luke Parties (other than Luke), and the Luke Parties are the

owners of all of the outstanding securities of LEP, with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Luke's credit facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Luke Parties (other than Luke) of any securities of the Luke Parties (other than Luke) or of LEP or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Luke Parties (other than Luke) or of LEP. All outstanding securities of the Luke Parties (other than Luke) and of LEP have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Luke Shares or any other securities of Luke has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Luke, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Luke Parties' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to Connacher prior to December 12, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Luke Party that is a party thereto is not in material default under any such agreements.

(l) Filings. The information and statements set forth in the information filed by Luke after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws (the "**Luke Public Record**") as at the date of this Agreement, as relates to Luke, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Luke which is not disclosed in the Luke Public Record, and Luke has not filed any confidential material change reports which continue to be confidential. Luke will deliver to Connacher, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Luke with any Governmental Authority subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Connacher Parties, as to which Luke makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record: (i) the Luke Parties have conducted their respective businesses only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Luke, taken as a whole, has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of the Luke Parties.

(n) Books and Records. The records and minute books of the Luke Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Luke Financial Statements; (ii) Luke's annual information form dated March 28, 2005 (including all documents incorporated by reference therein); (iii) Luke's information circular and proxy statement dated March 28, 2005; and (iv) all Luke press releases and material change reports filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Luke Financial Statements and other financial statements of Luke included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Luke's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Luke on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Luke on a consolidated basis. There has been no material change in Luke accounting policies, except as described in the notes to the Luke Financial Statements, since January 1, 2005. Luke has not filed: (i) any business acquisition reports or similar documents; or (ii) any prospectuses or other offering document used by Luke in the offering of its securities, with the Securities Authorities since January 1, 2005.

(p) Absence of Undisclosed Liabilities. None of Luke or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Luke Financial Statements (the "**Luke Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Luke Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the Luke Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in writing to Connacher prior to December 12, 2005 or other than as has been disclosed in the Luke Public Record, there has not occurred any material spills, emissions or pollution on any property of any Luke Party, nor have any of the Luke Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to cause a Material Adverse Change to the Luke Parties. All operations of the Luke Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change to the Luke Parties, taken as a whole. None of the Luke Parties is subject to or aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Luke Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would reasonably be expected to cause a Material Adverse Change to the Luke Parties.

(r) Title. Although it does not warrant title, except as disclosed in writing to Connacher prior to December 12, 2005, Luke has no knowledge and is not aware of any defects, failures or impairments in the title of the Luke Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could reasonably be expected to have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Luke Parties; or (iii) the current consolidated cash flow of the Luke Parties.

(s) Licences. Except as disclosed in the Luke Public Record, each of the Luke Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not reasonably be expected to have a Material Adverse Effect on the Luke Parties.

(t) Compliance with Laws. Each of the Luke Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Luke Parties or on the ability of the Luke Parties to consummate the transactions contemplated by the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Luke Public Record, none of the Luke Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. The Luke Board of Directors has received a verbal opinion as of December 12, 2005 (and have been advised that they will receive a written opinion) from GMP Securities L.P. that the consideration to be received by Luke Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Luke Shareholders.

(w) *Investment Canada Act*. Luke is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(x) Employee Benefit Plans. Luke has made available to Connacher true, complete and correct copies of each employee benefits plan (the "**Luke Plans**") covering active, former or retired employees of the Luke Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Luke Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been

made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Luke Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Luke, there are no pending or anticipated material claims against or otherwise involving any of the Luke Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Luke Plan activities) has been brought against or with respect to any Luke Plan; (v) all material contributions, reserves or premium payments required to be made to the Luke Plans have been made or provided for; and (vi) no Luke Party has any material obligations for retiree health and life benefits under any Luke Plan.

(y) Insurance. Policies of insurance are in force as of the date hereof naming a Luke Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Luke Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z) Indebtedness To and By Officers, Directors and Others. None of the Luke Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Luke Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Luke Parties.

(aa) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Luke Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Luke Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Luke Party from engaging in this business or from competing with any Person or in any geographic area.

(bb) Guarantees and Indemnification. Other than as disclosed in writing to Connacher, no Luke Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Luke Party.

(cc) Information to Independent Engineer. Luke has no reason to believe that the report prepared by GLJ dated July 27, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Luke as of June 30, 2005 (the "**Luke GLJ Report**") and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Luke Information, whether in addition to or as a replacement for the reports referred to above; was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Luke has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of

future net production revenues or other relevant information from that disclosed in that report. Luke has provided to GLJ all information requested by GLJ in connection with the preparation of the Luke GLJ Report and such information was accurate and correct in all material respects as at the respective date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective date thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd) No Insider Rights. No director, officer, insider or other party not at arm's length to any Luke Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Luke Party.

(ee) Disclosure. The data and information in respect of the Luke Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Luke to or on behalf of Connacher was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff) Production. For the month of December 2005, the Luke Parties' oil and natural gas production was not less than 2,800 barrels of oil equivalent ("**boe**") per day using the boe conversion factor set out in the Information Circular.

(gg) No Defaults under Leases and Agreements. Except as disclosed in writing to Connacher:

(i) no Luke Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Luke Parties' oil and gas assets to which a Luke Party is a party or by or to which a Luke Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Luke Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh) No Encumbrances. None of the Luke Parties has encumbered or alienated its interest in the Luke Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to security interests for the benefit of the lenders under Luke's credit facilities and derivative transactions with the lenders (and other affiliates)

thereunder or encumbrances disclosed in the Luke Public Record, any governmental registry (including the personal property registry) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Connacher.

(ii) No Reduction of Interests. Except as disclosed in writing to Connacher prior to December 12, 2005, none of the Luke Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Luke Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Luke Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not, in the aggregate, have a Material Adverse Effect.

(kk) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Luke Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Luke Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Luke Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(ll) Operation and Condition of Wells. All wells in which any of the Luke Parties holds an interest:

(i) for which any of the Luke Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws; and

(ii) for which none of the Luke Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws would not, in the aggregate, have a Material Adverse Effect;

(mm) Operation and Condition of Tangibles. The Luke Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Luke Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which a Luke Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Luke Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which none of the Luke Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Laws, would not, in the aggregate, have a Material Adverse Effect.

(nn) Outstanding AFEs. Other than as set forth in the Disclosure Letter, there are no outstanding authorizations for expenditure pertaining to any of the Luke Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after December 12, 2005 in excess of $100,000 in aggregate.

(oo) Brokers and Finders. The Luke Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Luke as financial advisor as set forth in the Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Luke Parties to such financial advisor is set forth in the Disclosure Letter and as supplemented and amended in the fee acknowledgement letter between Luke and GMP dated January 9, 2006, a copy of which has been provided to Connacher. After the payment of such financial obligations to Luke's financial advisor, the Luke Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(pp) Employment and Officer Obligations. Other than employment agreements with Luke employees as disclosed in the Disclosure Letter, there are no existing health plan or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of the Luke Parties. The obligations of Luke Parties such Luke employment agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Luke incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Disclosure Letter.

(qq) Confidentiality Agreements. All agreements entered into by Luke with persons other than Connacher regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Luke or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Luke Confidentiality Agreement and Luke has not waived the standstill or other provisions of any of such agreements.

(rr) Outstanding Acquisitions. The Luke Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ss) Place of Principal Offices. The principal offices of the Luke Parties are not located within the United States.

(tt) Location of Assets and U.S. Sales. The assets and property of the Luke Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Luke's most recent fiscal year.

(uu) Foreign Private Issuer. Luke is a "foreign private issuer" as defined in Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(vv) Investment Company. To its knowledge and awareness, Luke is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(ww) Board Approval. The Luke Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Luke and the Luke Shareholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Luke Shareholders and has resolved to unanimously recommend approval of the Arrangement by Luke Shareholders.

(xx) Disclosure Letter. The matters disclosed to Connacher in the Disclosure Letter remain true and correct as of the date hereof.

(yy) Disclosure. To the knowledge of Luke, Luke has not withheld from Connacher any material information or documents concerning Luke or any of its subsidiaries or their respective assets or liabilities during the course of Connacher's review of Luke and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Connacher by Luke pursuant hereto (including without limitation, any matter disclosed by Luke in the Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

**4.3 Privacy Issues**

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative,

legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to Connacher by Luke in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the Other Party shall forthwith cease all use of the Personal Information acquired by the Other Party in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

# ARTICLE 5
# CONDITIONS PRECEDENT

## 5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to February 15, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Connacher and Luke, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Connacher and Luke, acting reasonably, on appeal or otherwise;

(b) the Mailing Date shall occur not later than February 15, 2006;

(c) the Merger Resolution shall have been passed by the Luke Shareholders, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Connacher and Luke, acting reasonably;

(d) on or prior to March 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Connacher and Luke, acting reasonably;

(e) the Articles of Arrangement to be filed with the Director in accordance with the Arrangement shall be in form and substance satisfactory to each of Connacher and Luke, acting reasonably;

(f) the Arrangement shall have become effective on or prior to March 31, 2006;

(g) unless Luke has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Luke, which shall be for not more than a period of three years, with substantially the same coverage and amounts containing substantially similar terms and conditions as Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000, Connacher and Luke shall enter into written agreements effective as of the Effective Date satisfactory to each of Connacher and Luke, acting reasonably, pursuant to which Connacher shall agree that, for a period of three years after the Effective Date, it shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Luke providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Luke with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts containing substantially similar terms and conditions to Luke's current directors' and officers' liability insurance, and at an aggregate cost of not more than $120,000;

(h) all required domestic and foreign regulatory, governmental and third party approvals and consents, including, without limitation, those of any stock exchanges, securities regulatory authorities or antitrust authorities, in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Connacher and Luke, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX of the Connacher Shares to be issued pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods, including the waiting period under the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, if applicable to the

transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i) the Arrangement and the consummation thereof shall have been approved by Luke's lenders on a basis acceptable to Connacher and Luke, each acting reasonably; and

(j) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Luke and Connacher and may be asserted by Luke and Connacher regardless of the circumstances and may be waived by Luke and Connacher (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Luke or Connacher may have.

### 5.2 Additional Conditions to Obligations of Connacher

The obligation of Connacher to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a) Representations and Warranties: the representations and warranties made by Luke in this Agreement and the Disclosure Letter shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and Luke shall have provided to Connacher a certificate of two senior officers certifying such accuracy on the Closing Date;

(b) Covenants: Luke shall have complied in all material respects with its covenants herein and Luke shall have provided to Connacher a certificate of two senior officers certifying compliance with such covenants;

(c) No Material Adverse Change: no Material Adverse Change shall occur in the affairs, operations or business of Luke from and after the date hereof and prior to the Closing Date, and no Material Adverse Change in the financial condition of Luke shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Closing Date from that reflected in the Luke Financial Statements (other than a Material Adverse Change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this Agreement, or consented to by Connacher);

(d) No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force

of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Connacher, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Luke or Connacher or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(e) No Material Breach: Luke shall not be in material breach of its obligations under this Agreement;

(f) Approvals: Connacher and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties, on terms and conditions satisfactory to Connacher, acting reasonably, including without limitation:

(i) the approval of the Luke Shareholders required for the Arrangement pursuant to the CBCA or as required by the Court and other matters relating to the Arrangement;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada), the *Investment Canada Act* (Canada) and those of the TSX (in respect of the additional listing of the Connacher Shares issuable under the terms of the Arrangement) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(iii) the approval of the Court; and

(iv) the approval or consent of Luke's and Connacher's bankers and creditors, as required, (collectively, the "**Third Party Approvals**");

(g) Dissents: if dissent rights are granted to Luke Shareholders by the Court in connection with the Arrangement, holders of not more than 5% of the issued and outstanding Luke Shares, in the aggregate, shall have exercised rights of dissent in relation to the Arrangement;

(h) Debt: as at December 31, 2005, Luke's Debt shall not have exceeded $6 million, without the prior written approval of Connacher;

(i) Compliance: each of the acts and undertakings of Luke to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by Luke;

(j) Board and Shareholder Authorization: Luke shall have furnished Connacher with:

(i) certified copies of the resolutions duly passed by the Luke Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Luke Shareholders, duly passed at the Luke Meeting, approving the Merger Resolution;

(k) Related Party Indebtedness: any director, officer, insider or other non-arm's length party that is indebted to Luke shall have repaid such indebtedness on or prior to completion of the Arrangement.

(l) Luke Options: all Luke Options shall have been exercised or terminated.

(m) Releases: executed releases in a form acceptable to Connacher shall have been received by Connacher on or prior to the Closing Date from each person entitled to receive a severance amount or Luke Change of Control Payment, each as set forth in Section 2.4 hereof, provided however that such releases may be received following the Closing Date so long as such severance or change of control payments are only released to the person entitled thereto in exchange for such a release acceptable to Connacher.

(n) Closing: the Closing Date shall have occurred not later than the Outside Date.

The conditions in this Section 5.2 are for the exclusive benefit of Connacher and may be asserted by Connacher regardless of the circumstances or may be waived by Connacher in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Connacher may have. If any of the foregoing conditions are not satisfied or waived, this Agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date, save and except for Article 6 and Section 4.3 hereof which shall survive such termination and remain in full force and effect.

**5.3 Additional Conditions to Obligations of Luke**

The obligation of Luke to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a) Representations and Warranties: the representations and warranties made by or on behalf of Connacher and AcquisitionCo in this Agreement shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement including, without limitation, that: (i) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (ii) Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and may, in connection therewith, incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation), and Connacher shall have provided to Luke a certificate of two senior officers certifying such accuracy on the Closing Date;

(b) Covenants: Connacher and AcquisitionCo shall have complied in all material respects with their respective covenants herein and Connacher shall have provided to Luke a certificate of two senior officers certifying compliance with such covenants;

(c) No Material Adverse Change: no Material Adverse Change shall occur in the affairs, operations or business of Connacher and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Closing Date, and no Material Adverse Change in the financial condition of Connacher and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Closing Date from that reflected in the

Connacher Financial Statements (other than a Material Adverse Change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; (iii) arising as a result of any matter permitted by this Agreement, or consented to by Luke or (iv) changes in the market value of the securities of Petrolifera which are beneficially owned by Connacher, provided that: (1) closing of Connacher's previously announced bought deal private placement of 8,571,500 Connacher Shares at a price of $5.25 per Connacher Share (up to 19,047,800 Connacher Shares if the underwriters' option is exercised in full prior to such closing) for gross proceeds of approximately $45 million ($100 million if the underwriters' option is exercised in full prior to such closing) is expected to occur on or about February 23, 2006; and (2) the Parties hereto acknowledge and agree that Connacher may enter into an agreement to acquire the assets of Montana Refining Company from Holly Corporation and, in connection therewith, may incorporate or form one or more subsidiaries or partnerships, may issue up to one million Connacher Shares related thereto and may enter into one or more credit agreements with a third party lender for borrowing by Connacher of up to $100 million with respect to the funding and payment of the Cash Consideration (as defined in the Plan of Arrangement) pursuant to the terms of this Agreement and the Plan of Arrangement and for borrowing by Connacher of up to US$51 million with respect to funding of the acquisition of assets of Montana Refining Company from Holly Corporation);

(d) No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Luke, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Luke, Connacher or AcquisitionCo or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(e) No Material Breach: Neither Connacher nor Luke shall be in material breach of any of their respective obligations under this Agreement;

(f) Approvals: Connacher, AcquisitionCo and Luke shall obtain all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties on terms and conditions satisfactory to Luke, acting reasonably, including, without limitation, the Third Party Approvals;

(g) Compliance: each of the acts and undertakings of Connacher and AcquisitionCo to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by Connacher and AcquisitionCo;

(h) Board Authorization: Connacher shall have furnished Luke with certified copies of the resolutions duly passed by the Connacher Board of Directors and the AcquisitionCo Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(i) Closing: the Closing Date shall have occurred not later than the Outside Date.

The conditions in this Section 5.3 are for the exclusive benefit of Luke and may be asserted by Luke regardless of the circumstances or may be waived by Luke in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Luke may have. If any of the foregoing conditions are not satisfied or waived, this Agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date, save and except for Article 6 and Section 4.3 hereof which shall survive such termination and remain in full force and effect.

**5.4 Notice and Effect of Failure to Comply with Conditions**

(a) Each of Connacher and Luke shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

**5.5 Satisfaction of Conditions**

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

## ARTICLE 6
## AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

**6.1 Connacher Damages**

Provided that there is no breach of a representation or warranty by Connacher or AcquisitionCo or non-performance by Connacher or AcquisitionCo of any covenant by the date specified herein (excluding the breach of a covenant where Connacher or AcquisitionCo is precluded from satisfying their respective obligation through action or omission of Luke), if at any time after the execution of this Agreement and prior to its termination:

(a) the Luke Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 2.7 in a manner adverse to Connacher or shall have resolved to do so prior to the Closing Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Luke Shareholders or to Luke and the Luke Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Luke is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Luke or materially impedes the completion of the Arrangement, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e) Luke is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Luke or materially impedes the completion of the Arrangement, and Luke fails to cure such breach within five business days after receipt of written notice thereof from Connacher (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "**Connacher Damages Event**"), then in the event of the termination of this Agreement pursuant to Article 8, Luke shall pay to Connacher $10 million (the "**Connacher Termination Fee**") as liquidated damages in immediately available funds to an account designated by Connacher within one business day after the first to occur of the events described above. Following a Connacher Damages Event but prior to payment of the applicable Connacher Termination Fee, Luke shall be deemed to hold such applicable Connacher Termination Fee in trust for Connacher. Luke shall only be obligated to pay one Connacher Termination Fee pursuant to this Section 6.1.

### 6.2 Luke Damages

Provided that there is no breach of a representation or warranty by Luke or non-performance by Luke of any covenant by the date specified herein (excluding the breach of a covenant where Luke is precluded from satisfying its obligation through action or omission of Connacher), if at any time after the execution of this Agreement and prior to its termination:

(a) Connacher and AcquisitionCo fail to complete the Arrangement by the Outside Date for any reason other than an event that constitutes a Connacher Damages Event;

(b) Connacher or AcquisitionCo are in breach of any of their covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of any of the Connacher Parties or materially impedes the completion of the Arrangement, and Connacher fails to cure or cause the cure of such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c) Connacher or AcquisitionCo are in breach of any of their representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a

Material Adverse Change in the affairs, operations or business of any of the Connacher Parties or materially impedes the completion of the Arrangement, and Connacher fails to cure or cause the cure of such breach within five business days after receipt of written notice thereof from Luke (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "**Luke Damages Event**"), then in the event of the termination of this Agreement pursuant to Article 8, Connacher shall pay to Luke $3.5 million (the "**Luke Termination Fee**") as liquidated damages in immediately available funds to an account designated by Luke within one business day after the first to occur of the events described above. Following a Luke Damages Event but prior to payment of the applicable Luke Termination Fee, Connacher shall be deemed to hold such applicable Luke Termination Fee in trust for Luke. Connacher shall only be obligated to pay one Luke Termination Fee pursuant to this Section 6.2.

### 6.3 Liquidated Damages

Each party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Luke Confidentiality Agreement or the Connacher Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

## ARTICLE 7
## AMENDMENT

### 7.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Luke Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Luke Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

## ARTICLE 8
## TERMINATION

### 8.1 Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Connacher and Luke;

(b) as provided in Sections 5.1, 5.2 and 5.3;

(c) by Connacher upon the occurrence of a Connacher Damages Event as provided in Section 6.1 provided that in the event of a Connacher Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Connacher unless Luke Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d) by Luke upon the occurrence of a Luke Damages Event as provided in Section 6.2; and

(e) by Luke, in the event that Luke accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Luke has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Connacher the applicable Connacher Termination Fee.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (e) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6, Section 4.3 and each Party's obligations under the Luke Confidentiality Agreement and the Connacher Confidentiality Agreement, which shall survive such termination.

## ARTICLE 9
## NOTICES

### 9.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of Connacher or AcquisitionCo, to:

Connacher Oil and Gas Limited
2600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8

Attention: Richard A. Gusella, President and Chief Executive Officer
Facsimile: (403) 538-6225

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue SW
Calgary, Alberta T2P 4H2

Attention: Jennifer Kennedy
Facsimile: (403) 264-5973

(b) in the case of Luke, to:

Luke Energy Ltd.
1200, 520 - 5th Avenue SW
Calgary, Alberta T2P 3R7

Attention: Harold V. Pedersen, President and Chief Executive Officer
Facsimile: (403) 261-4818

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Chris von Vegesack
Facsimile: (403) 260-0330

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

## ARTICLE 10
## GENERAL

### 10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

### 10.2 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the Other Party.

### 10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld or delayed, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

## 10.4 Costs

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

## 10.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

## 10.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

## 10.7 Time of Essence

Time shall be of the essence of this Agreement.

## 10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

## 10.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

## 10.10 Third Party Beneficiaries.

The provisions of Section 5.1(h) are: (i) intended for the benefit of all present and former directors and officers of Luke and its subsidiaries and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and shall hold the rights and benefits of Section 5.1(h) in trust for and on behalf of the Third Party Beneficiaries and Connacher hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition

to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

### 10.11 *Counterparts*

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

**CONNACHER OIL AND GAS LIMITED**

By: (signed) *"Richard A. Gusella"*
Richard A. Gusella
President and Chief Executive Officer

**LUKE ENERGY LTD.**

By: (signed) *"Harold V. Pedersen"*
Harold V. Pedersen
President and Chief Executive Officer

**6492894 CANADA INC.**

By: (signed) *"Richard A. Gusella"*
Richard A. Gusella
President and Chief Executive Officer

# SCHEDULE A

# PLAN OF ARRANGEMENT

## SCHEDULE A

## PLAN OF ARRANGEMENT

## UNDER SECTION 192

## OF THE CANADA BUSINESS CORPORATIONS ACT

## ARTICLE 1
## DEFINITIONS AND INTERPRETATION

### 1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the following meanings:

"**AcquisitionCo**" means 6492894 Canada Inc., a corporation incorporated under the CBCA;

"**AcquisitionCo Shares**" means common shares in the capital of AcquisitionCo;

"**Amalco**" means the corporation resulting for the amalgamation of Luke and AcquisitionCo pursuant to the Arrangement;

"**Amalco Shares**" means the common shares in the capital of Amalco;

"**Amalgamating Corporations**" means Luke and AcquisitionCo, collectively, and **"Amalgamating Corporation"** means either one of them;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

"**Arrangement**" means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended;

"**Arrangement Agreement**" means the arrangement agreement dated as of February 10, 2006 among Connacher, Luke and AcquisitionCo, as further amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted, giving effect to the Arrangement;

"**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

"**Cash Consideration**" means an amount equal to $2.31 for each Cash Consideration Portion transferred to AcquisitionCo;

**"Cash Consideration Portion"** means the portion of a Luke Share which is equal to the proportion of $2.31 to the Market Price of a Luke Share determined as of the close of business on the last trading day preceding the Effective Date;

**"CBCA"** means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"**Certificate**" means the certificate or other confirmation of filing to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

"**Connacher**" means Connacher Oil and Gas Limited, a corporation amalgamated under the *Business Corporations Act* (Alberta);

"**Connacher Shares**" means the common shares in the capital of Connacher;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Valiant Trust Company or such other depository as may be designated by Connacher and Luke for the purpose of receiving the deposit of the Cash Consideration and the certificates representing (i) Connacher Shares, and (ii) Luke Shares;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Dissent Procedures**" means the procedures set forth in section 190 of the CBCA required to be taken by a registered holder of Luke Shares to exercise the right of dissent in respect of such shares in connection with the Arrangement as modified by the Interim Order;

"**Dissenting Luke Shareholders**" means the registered Luke Shareholders who validly exercised the rights of dissent in respect of the Arrangement provided to them under the Interim Order in strict compliance with the Dissent Procedures and whose dissent rights remain valid immediately before the Effective Time;;

"**Effective Date**" means the date the Arrangement becomes effective under the CBCA;

"**Effective Time**" means the time at which Articles of Arrangement are filed with the Director on the Effective Date;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means the information circular - proxy statement of Luke to be sent by Luke to the Luke Shareholders in connection with the Meeting and in accordance with the Interim Order;

"**Interim Order**" means an interim order of the Court concerning the Arrangement under subsection 192(4) of the CBCA in respect of Connacher, Luke and AcquisitionCo, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal**" means the letter of transmittal sent by Luke to the Luke Shareholders to be used by Luke Shareholders to surrender the certificates representing their Luke Shares to receive the Cash Consideration and certificates for the Connacher Shares issued to them pursuant to the Arrangement;

"**Luke**" means Luke Energy Ltd., a corporation incorporated pursuant to the CBCA;

"**Luke Shareholders**" means the holders of Luke Shares;

"**Luke Shares**" means the common shares in the capital of Luke;

"**Market Price**" means, for any particular date, an amount equal to the simple average of the closing price of the Luke Shares on the Toronto Stock Exchange for each of the business days on which there was a closing price falling not more than 20 business days before the date of such determination;

"**Meeting**" means the special meeting of Luke Shareholders to be held to consider the Merger Resolution and any adjournment(s) thereof;

"**Merger Resolution**" means the special resolution which is attached as Appendix A to the Information Circular in respect of the Arrangement;

"**Plan of Arrangement**" means this plan of arrangement as amended or supplemented from time to time in accordance herewith and the Arrangement Agreement;

"**Share Consideration Portion**" means the portion of a Luke Share held by a Luke Shareholder that is the difference between a whole Luke Share and the Cash Consideration Portion; and

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

In addition, words and phrases used but not otherwise defined herein but defined in the Act shall have the same meaning herein as in the Act, unless the context otherwise requires.

### 1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

### 1.3 Currency

All dollar references herein are to Canadian dollars.

### 1.4 Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement and, unless otherwise stated, all references in this Plan of

Arrangement to an Article, Section, subsection and paragraph refer to the Article, Section, subsection and paragraph, respectively, bearing that designation in this Plan of Arrangement.

### 1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

### 1.6 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

## ARTICLE 2
## ARRANGEMENT AGREEMENT

### 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

### 2.2 Effect of Filing Articles of Arrangement

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Luke Shareholders; (ii) the holders of AcquisitionCo Shares; (iii) Connacher; (iv) AcquisitionCo; and (v) Amalco.

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of **Article 3** has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Director pursuant to subsection 192(7) of the CBCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Director pursuant to subsection 192(6) of the CBCA.

## ARTICLE 3
## ARRANGEMENT

### 3.1 Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a) Luke Shareholders (other than Dissenting Luke Shareholders under the CBCA at the Effective Time) shall transfer to AcquisitionCo the Cash Consideration Portion in exchange for the Cash Consideration;

(b) The Amalgamating Corporations shall amalgamate pursuant to the CBCA and continue as one corporation on the terms prescribed in this Plan of Arrangement, and:

(i) the property of each Amalgamating Corporation continues to be the property of Amalco;

(ii) Amalco continues to be liable for the obligations of each Amalgamating Corporation;

(iii) an existing cause of action, claim or liability to prosecution is unaffected;

(iv) a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(v) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco; and

(vi) the Articles of Amalgamation are deemed to be the articles of incorporation of Amalco and the Certificate is deemed to be the certificate of incorporation of Amalco.

(c) on the Amalgamation,

(i) the issued and outstanding common shares of each of the Amalgamating Corporations, other than (i) any common shares of Luke held by a shareholder who is a Dissenting Luke Shareholder under the CBCA at the Effective Time; or (ii) any Luke Shares held by AcquisitionCo, shall be exchanged for Connacher Shares or converted into issued and outstanding Amalco Shares as follows:

(A) each Share Consideration Portion shall be (1) exchanged for 0.75 of a fully paid and non-assessable Connacher Share; and (2) subsequently cancelled; and

(B) all AcquisitionCo Shares shall be converted on a share for share basis into fully paid and non-assessable Amalco Shares on the basis of one fully paid and non-assessable Amalco Share for each one AcquisitionCo Share; and

(ii) all Luke Shares held by AcquisitionCo shall be cancelled without any repayment of capital in respect thereof;

(iii) all AcquisitionCo Shares, if any, held by Luke shall be cancelled without repayment of capital in respect thereof; and

(iv) the articles of Amalco shall be the same as the articles of AcquisitionCo except that the name of Amalco shall be "Luke Energy Ltd.".

**3.2 Procedures**

On or before the Effective Date, Connacher shall deliver or arrange to be delivered to the Depositary (i) the Cash Consideration required to be delivered to the Luke Shareholders pursuant to **subsection 3.1(a)**, and (ii) certificates representing the Connacher Shares required to be issued to Luke Shareholders who are entitled to receive Connacher Shares in connection with the Amalgamation in

accordance with the provisions of **subsection 3.1(c)** hereof, which Cash Consideration and certificates shall be held by the Depositary as agent and nominee for such Luke Shareholders for distribution to such Luke Shareholders in accordance with the provisions of **Article 5** hereof.

Subject to the provisions of **Article 5** hereof, upon the occurrence of the Effective Time, Luke Shareholders who are entitled to receive the Cash Consideration in accordance with **subsection 3.1(a)** and Connacher Shares in connection with the Amalgamation in accordance with the provisions of **subsection 3.1(c)** hereof shall be entitled to receive delivery of a cheque representing the Cash Consideration and the certificates representing such Connacher Shares, respectively.

### 3.3 Fractions

Notwithstanding anything herein contained, Connacher shall not be required, upon exchange of the Share Consideration Portion for Connacher Shares pursuant to the Arrangement, to issue fractions of Connacher Shares or to distribute certificates which evidence fractional Connacher Shares or make any cash payment as compensation for such fractions of a Connacher Share. Upon application of the exchange ratio set forth in **subsection 3.1(c)(i)(A)** above, all fractional Connacher Shares that would otherwise be issuable and which are less than 0.50 shall be rounded down to the next whole number of Connacher Shares and all fractional Connacher Shares that would otherwise be issuable and which are greater than or equal to 0.50 shall be rounded up to the next whole number of Connacher Shares.

## ARTICLE 4
## RIGHTS OF DISSENT

### 4.1 Rights of Dissent

(a) Holders of Luke Shares who have given a demand for payment which remains outstanding on the Effective Date in accordance with the Dissent Procedures in respect of the Arrangement granted by the Interim Order and who:

(i) are ultimately entitled to be paid the fair value for the Luke Shares in respect of which they dissent in accordance with the provisions of such Interim Order, whether by order of the Court or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such Luke Shares to Luke for cancellation at the Effective Time and such shares shall be deemed to no longer be issued and outstanding as of the Effective Time; or

(ii) are ultimately not entitled, for any reason, to be paid the fair value for their Luke Shares in respect of which they dissent, shall not be, or be reinstated as, Luke Shareholders, and shall be deemed to have participated in the Arrangement on the basis set forth in **subsections 3.1(a), 3.1(b) and 3.1(c)** hereof as non-dissenting Luke Shareholders and shall be deemed to have transferred such Luke Shares in accordance with the Arrangement as of the Effective Time.

For greater certainty: (a) in no case shall Luke, Connacher, AcquisitionCo, Amalco, the Depositary or any other person be required to recognize Dissenting Luke Shareholders as holders of Luke Shares after the Effective Time, and the names of such Dissenting Luke Shareholders shall be removed from the register of Luke Shareholders at the Effective Time; and (b) in addition to any other restrictions in section 190 of the CBCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

## ARTICLE 5
## DELIVERY OF CONNACHER SHARES

### 5.1 Delivery of Consideration

(a) Upon surrender to the Depositary, at any of the offices specified in the Letter of Transmittal, of a certificate which immediately prior to the Effective Time represented outstanding Luke Shares, together with a completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the Cash Consideration and Connacher Shares which such holder is entitled to receive pursuant to the Arrangement.

(b) In the event of a transfer of ownership of Luke Shares which is not registered in the transfer records of Luke at the Effective Time, a certificate representing the proper number of Connacher Shares shall be delivered to a transferee after the Effective Time if the certificate formerly representing such Luke Shares is presented to the Depositary at its offices as aforesaid, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer. Until surrendered as contemplated by this **Section 5.1**, each certificate that prior to the Effective Time represented outstanding Luke Shares shall be deemed at any time after the Effective Time, but subject to **Section 5.4**, to represent only the right to receive upon such surrender, the Cash Consideration and certificate(s) representing Connacher Shares as contemplated by this **Section 5.1** and **subsections 3.1(a) and 3.1(c)** hereof.

### 5.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Luke Shares shall have been lost, stolen or destroyed prior to surrender to the Depository, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Cash Consideration and the certificate representing the Connacher Shares to which such holder is entitled to receive in accordance with **Section 5.1** hereof. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such Cash Consideration and the certificate(s) representing the Connacher Shares are to be delivered shall, as a condition precedent to the delivery of such Cash Consideration and the certificate(s) representing the Connacher Shares, give a bond satisfactory to Connacher and the Depositary in such sum as Connacher and the Depositary may direct, or otherwise indemnify Connacher, Luke, AcquisitionCo, Amalco and the Depositary in a manner satisfactory to Connacher and the Depositary, against any claim that may be made against Connacher, Luke, AcquisitionCo, Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

### 5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Connacher Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Luke Shares unless and until the holder of such certificate shall have complied with the provisions of **Section 5.1** or **Section 5.2** hereof. Subject to applicable law at the time of such compliance, there shall, in addition to the delivery of Cash Consideration and the certificate(s) representing the Connacher Shares to

which such holder is thereby entitled, be delivered to such holder the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Luke Shares.

### 5.4 Extinguishment of Rights

Any certificate which prior to the Effective Time represented outstanding Luke Shares which has not been deposited, with all other instruments required by **Section 5.1**, on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder or a holder of Connacher Shares or Luke Shares. On such date, the Cash Consideration and Connacher Shares to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Connacher, together with all entitlements to dividends, distributions, cash and interest thereon held for such former holder, for no consideration, and such shares and rights shall thereupon be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

## ARTICLE 6
## AMENDMENTS

### 6.1 Amendments to Plan of Arrangement

(a) Connacher and Luke reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by Connacher and Luke, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Luke Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Luke at any time prior to the Meeting provided that Connacher shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of Connacher and Luke, and (ii) if required by the Court, it is consented to by the Luke Shareholders voting in the manner directed by the Court.